                                                    REGISTRATION NO. 333-
                                                     REGISTRATION NO. 811-22651
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                   FORM N-4
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933                [_]
                                   AND/OR
                           REGISTRATION STATEMENT
                                   UNDER
                     THE INVESTMENT COMPANY ACT OF 1940            [_]
                       (CHECK APPROPRIATE BOX OR BOXES)

                               -----------------

                            SEPARATE ACCOUNT NO. 70
                                      OF
                     AXA EQUITABLE LIFE INSURANCE COMPANY
                          (EXACT NAME OF REGISTRANT)

                               -----------------

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104 (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)
       DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE: (212) 554-1234

                               -----------------

                                  DODIE KENT
                 VICE PRESIDENT AND ASSOCIATE GENERAL COUNSEL
                     AXA EQUITABLE LIFE INSURANCE COMPANY
             1290 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10104
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                               -----------------

                 PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                          CHRISTOPHER E. PALMER, ESQ.
                              GOODWIN PROCTER LLP
                           901 NEW YORK AVENUE, N.W.
                            WASHINGTON, D.C. 20001

                               -----------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to
Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):
    [_]Immediately upon filing pursuant to paragraph (b) of Rule 485.
    [_]On (date) pursuant to paragraph (b) of Rule 485.
    [_]60 days after filing pursuant to paragraph (a)(1) of Rule 485.
    [_]On (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:
    [_]This post-effective amendment designates a new effective date for previously filed post-effective amendment.

Title of Securities Being Registered:

   Units of interest in Separate Account under variable annuity contracts.

================================================================================

AXA Equitable Life Insurance Company

SUPPLEMENT DATED              , 2012 TO THE CURRENT PROSPECTUS FOR RETIREMENT
CORNERSTONE(R) SERIES
--------------------------------------------------------------------------------

This supplement modifies certain information in the above-referenced prospectus, supplements to prospectus and statement of additional information ("together the "Prospectus"), offered by AXA Equitable Life Insurance Company ("AXA Equitable"). You should read this supplement in conjunction with your Prospectus and retain it for future reference. This supplement incorporates the Prospectus by reference. Unless otherwise indicated, all other information included in your Prospectus remains unchanged. The terms we use in this Supplement have the same meaning as in your Prospectus. We will send you another copy of any prospectus or supplement without charge upon request. Please contact the customer service center referenced in your Prospectus.

All references in your Prospectus to Separate Account 49 are deleted in their entirety and replaced with references to Separate Account 70.




Retirement Cornerstone(R) Series is issued by and is a registered service mark of
             AXA Equitable Life Insurance Company (AXA Equitable)
 Co-distributed by affiliates AXA Advisors, LLC and AXA Distributors, LLC 1290
                  Avenue of the Americas, New York, NY 10104
                                Copyright 2012
           AXA Equitable Life Insurance Company All rights reserved.

                     AXA EQUITABLE LIFE INSURANCE COMPANY
                1290 AVENUE OF THE AMERICAS NEW YORK, NY 10104
                                (212) 554-1234

 RC 1.0, 11.0 and ADV                                 Catalog No. 150010 (7/12)
 IM-11-12 (7/12)                                                        #381183
 IF (AR)

Retirement Cornerstone(R) Series

A combination variable and fixed deferred annuity contract

PROSPECTUS DATED MAY 1, 2012

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. This Prospectus supersedes all prior Prospectuses and supplements. You should read the prospectuses for each Trust, which contain important information about the portfolios.

--------------------------------------------------------------------------------

WHAT IS THE RETIREMENT CORNERSTONE(R) SERIES?

The Retirement Cornerstone(R) Series are deferred annuity contracts issued by AXA EQUITABLE LIFE INSURANCE COMPANY. This series consists of Retirement Cornerstone(R) Series B ("Series B"), Retirement Cornerstone(R) Series CP(R) ("Series CP(R)"), Retirement Cornerstone(R) Series L ("Series L") and Retirement Cornerstone Series C ("Series C"). The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection as well. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our "investment options": (i) variable investment options, (ii) the guaranteed interest option, or (iii) the account for special dollar cost averaging or the account for special money market dollar cost averaging (together, the "Special DCA programs")./(1)/

For Series CP(R) contracts, we allocate a Credit to your account value at the same time we allocate your contribution. Under the Series CP(R) contracts, a portion of the withdrawal charge and mortality and expense risks charge are used to recover the cost of providing the Credit. The charge associated with the Credit may, over time, exceed the sum of the Credit and related earnings. Expenses for a contract with a Credit may be higher than expenses for a contract without a Credit.

This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The description of the contract's material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not be available in all states. In addition, certain features and benefits described in this Prospectus may vary in your state and may not be available at the time you purchase the contract. See Appendix V later in this Prospectus. All features and benefits may not be available in all contracts or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. We have the right to restrict availability of any optional feature or benefit. Not all optional features and benefits may be available in combination with other optional features and benefits. We can refuse to accept any application or contribution from you at any time, including after you purchase the contract. IF YOU ELECT ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S).

In order to purchase certain benefits, you must select specified investment options. See "What are your investment options under the contract?" and "Allocating your contributions" in "Contract features and benefits" later in this Prospectus for more information on applicable allocation requirements.

TYPES OF CONTRACTS. We offer the contracts for use as:

..   A nonqualified annuity ("NQ") for after-tax contributions only.

..   An individual retirement annuity ("IRA"), either traditional IRA or Roth
    IRA.

..   Traditional and Roth Inherited IRA beneficiary continuation contract
    ("Inherited IRA") (direct transfer and specified direct rollover contributions only).

..   An annuity that is an investment vehicle for a qualified plan ("QP")
    (whether defined contribution or defined benefits; transfer contributions only).

Not all types of contracts are available with each version of the Retirement Cornerstone(R) Series contracts. See "Rules regarding contributions to your contract" in "Appendix IX" for more information.

The optional guaranteed benefits under the contract include: (i) the Guaranteed income benefit ("GIB"), (ii) the Return of Principal death benefit; (iii) the Annual Ratchet death benefit; and (iv) the "Greater of" death benefit (collectively, the "Guaranteed benefits").

The registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated May 1, 2012, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

-------------
(1)The account for special dollar cost averaging is only available with Series B and Series L contracts. The account for special money market dollar cost averaging is only available with Series C and Series CP(R) contracts.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

                                                                 #377359/RC 1.0

Our variable investment options are subaccounts offered through Separate Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of one of the trusts (the "Trusts"). Below is a complete list of the variable investment options:

----------------------------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
----------------------------------------------------------------------------------
AXA Aggressive Allocation                  BlackRock Large Cap Growth V.I.
AXA Moderate Allocation                     Fund
AXA Moderate-Plus Allocation               Fidelity(R) VIP Asset Manager: Growth
AXA Balanced Strategy*/(1)/                Fidelity(R) VIP Contrafund(R)
AXA Conservative Growth Strategy*/(1)/     Fidelity(R) VIP Freedom 2015
AXA Conservative Strategy*/(1)/            Fidelity(R) VIP Freedom 2020
AXA Growth Strategy/(1)/                   Fidelity(R) VIP Freedom 2025
AXA Moderate Growth Strategy*/(1)/         Fidelity(R) VIP Freedom 2030
AXA Tactical Manager 400/(1)/              Fidelity(R) VIP Mid Cap
AXA Tactical Manager 500/(1)/              Fidelity(R) VIP Strategic Income
AXA Tactical Manager 2000/(1)/             Franklin Income Securities
AXA Tactical Manager International/(1)/    Franklin Strategic Income Securities
All Asset Growth-Alt 20/(2)/               Franklin Templeton VIP Founding
EQ/AllianceBernstein Dynamic Wealth         Funds Allocation
 Strategies/(1)/                           Mutual Shares Securities
EQ/AllianceBernstein Small Cap Growth      Templeton Developing Markets
EQ/AXA Franklin Small Cap Value Core        Securities
EQ/BlackRock Basic Value Equity            Templeton Foreign Securities
EQ/Boston Advisors Equity Income           Templeton Global Bond Securities
EQ/Capital Guardian Research               Templeton Growth Securities
EQ/Common Stock Index                      Goldman Sachs VIT Mid Cap Value
EQ/Core Bond Index/(1)/                    Guggenheim VT Managed Futures
EQ/Davis New York Venture                   Strategy/(4)/
EQ/Equity 500 Index                        Guggenheim VT Multi-Hedge
EQ/Franklin Core Balanced                   Strategies/(5)/
EQ/Franklin Templeton Allocation           Invesco V.I. Diversified Dividend
EQ/GAMCO Mergers and Acquisitions           Fund/(6)/
EQ/GAMCO Small Company Value               Invesco V.I. Global Real Estate
EQ/Global Bond PLUS                        Invesco V.I. High Yield
EQ/Global Multi-Sector Equity              Invesco V.I. International Growth
EQ/Intermediate Government Bond/(1)(3) /   Invesco V.I. Mid Cap Core Equity
EQ/International Core PLUS                 Invesco V.I. Small Cap Equity
EQ/International ETF                       Invesco Van Kampen V.I. American
EQ/International Equity Index               Franchise/(7)/
EQ/International Value PLUS                Ivy Funds VIP Asset Strategy
EQ/JPMorgan Value Opportunities            Ivy Funds VIP Dividend Opportunities
EQ/Large Cap Growth Index                  Ivy Funds VIP Energy
EQ/Large Cap Growth PLUS                   Ivy Funds VIP Global Natural
EQ/Large Cap Value Index                    Resources
EQ/Large Cap Value PLUS                    Ivy Funds VIP High Income
EQ/MFS International Growth                Ivy Funds VIP Mid Cap Growth
EQ/Mid Cap Index                           Ivy Funds VIP Science and
EQ/Mid Cap Value PLUS                       Technology
EQ/Money Market                            Ivy Funds VIP Small Cap Growth
EQ/Montag & Caldwell Growth                Lazard Retirement Emerging Markets
EQ/Morgan Stanley Mid Cap Growth            Equity
EQ/Mutual Large Cap Equity                 Lord Abbett Bond Debenture
EQ/Oppenheimer Global                      Lord Abbett Classic Stock
EQ/PIMCO Ultra Short Bond                  Lord Abbett Growth Opportunities
EQ/Small Company Index                     MFS(R) International Value
EQ/T. Rowe Price Growth Stock              MFS(R) Investors Growth Stock Series
EQ/Templeton Global Equity                 MFS(R) Investors Trust Series
EQ/Van Kampen Comstock                     MFS(R) Technology
EQ/Wells Fargo Omega Growth                MFS(R) Utilities Series
AllianceBernstein VPS Balanced Wealth      PIMCO VIT CommodityRealReturn(R)
 Strategy                                   Strategy
AllianceBernstein VPS International        PIMCO VIT Emerging Markets Bond
 Growth                                    PIMCO VIT Real Return
American Century VP Large Company          PIMCO VIT Total Return
 Value                                     ProFund VP Bear
American Century VP Mid Cap Value          ProFund VP Biotechnology
BlackRock Global Allocation V.I. Fund      T.Rowe Price Health Sciences
                                            Portfolio II
                                           Van Eck VIP Global Hard Assets
----------------------------------------------------------------------------------

*  The "AXA Strategic Allocation Portfolios"
(1)This variable investment option is also available as a Guaranteed benefit variable investment option should you elect a Guaranteed benefit and wish to fund it. The Guaranteed benefit variable investment option versions of these funds will be identified with the prefix "GB". For more information, please see "What are your investment options under the contract?" under "Contract features and benefits" later in this Prospectus.
(2)This is the variable investment option's new name, effective on or about May 21, 2012. Please see ''Portfolios of the Trusts'' under ''Contract features and benefits'' later in this Prospectus for the variable investment option's former name.
(3)This is the variable investment option's new name, effective on or about May 1, 2012. Please see ''Portfolios of the Trusts'' under ''Contract features and benefits'' later in this Prospectus for the variable investment option's former name.
(4)This is the variable investment option's new name, effective on or about April 20, 2012. Please see ''Portfolios of the Trusts'' under ''Contract features and benefits'' later in this Prospectus for the variable investment option's former name.
(5)This variable investment option will be added to the contract on or about June 1, 2012. Prior to June 1, 2012, you may allocate to the Guggenheim VT Alternative Strategies Allocation Fund (formerly known as the Rydex SGI VIT Alternative Strategies Allocation Fund), which will then be merged into this variable investment option on or about June 1, 2012.
(6)This is the variable investment option's new name, effective on or about April 30, 2012. Please see ''Portfolios of the Trusts'' under ''Contract features and benefits'' later in this Prospectus for the variable investment option's former name.
(7)This variable investment option will be added to the contract as the result of a Portfolio merger effective on or about April 30, 2012. Please see ''Portfolios of the Trusts'' under ''Contract features and benefits'' later in this Prospectus for more information about this variable investment option.

Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. IF YOU ELECT ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). ALSO, WE LIMIT THE NUMBER OF VARIABLE INVESTMENT OPTIONS THAT YOU MAY ELECT.

THE CONTRACT IS NO LONGER AVAILABLE FOR NEW PURCHASERS. The contract is no longer being sold. This Prospectus is designed for current contract owners. In addition to the possible state variations noted above, you should note that your contract features and charges may vary depending on the date on which you purchased your contract. For more information about the particular features, charges and options applicable to you, please contact your financial professional or refer to your contract for contract variation information and timing. You may not change your contract or its features as issued.

Contents of this Prospectus

--------------------------------------------------------------------------------

       Index of key words and phrases                                 5
       Who is AXA Equitable?                                          7
       How to reach us                                                8
       Retirement Cornerstone(R) Series at a glance -- key features  10


       -----------------------------------------------------------------
       FEE TABLE                                                     13
       -----------------------------------------------------------------

       Examples                                                      14
       Condensed financial information                               16


       -----------------------------------------------------------------
       1. CONTRACT FEATURES AND BENEFITS                             17
       -----------------------------------------------------------------
       How you can purchase and contribute to your contract          17
       Owner and annuitant requirements                              17
       How you can make your contributions                           18
       What are your investment options under the contract?          19
       Portfolios of the Trusts                                      21
       Allocating your contributions                                 30
       Dollar cost averaging                                         32
       Credits (FOR SERIES CP(R) CONTRACTS)                          35
       Guaranteed minimum death benefit and Guaranteed income
         benefit base                                                36
       How withdrawals affect your Guaranteed benefits               38
       Guaranteed income benefit                                     39
       Death benefit                                                 43
       Dropping a Guaranteed benefit                                 44
       Inherited IRA beneficiary continuation contract               44
       Your right to cancel within a certain number of days          46


       -----------------------------------------------------------------
       2. DETERMINING YOUR CONTRACT'S VALUE                          47
       -----------------------------------------------------------------
       Your account value and cash value                             47
       Your contract's value in the variable investment options      47
       Your contract's value in the guaranteed interest option       47
       Your contract's value in the account for special dollar cost
         averaging                                                   47
       Effect of your account values falling to zero                 47

-------------
"We," "our," and "us" refer to AXA Equitable.
When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner.

When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

                                                 CONTENTS OF THIS PROSPECTUS 3

      -------------------------------------------------------------------
      3.TRANSFERRING YOUR MONEY AMONG INVESTMENT
        OPTIONS                                                       49
      -------------------------------------------------------------------
      Transferring your account value                                 49
      Disruptive transfer activity                                    50
      Rebalancing among your Non-Guaranteed benefit variable
        investment options and guaranteed interest option             51


      -------------------------------------------------------------------
      4.ACCESSING YOUR MONEY                                          53
      -------------------------------------------------------------------
      Withdrawing your account value                                  53
      How withdrawals are taken from your Total account value         56
      Withdrawals treated as surrenders                               57
      Surrendering your contract to receive its cash value            57
      When to expect payments                                         57
      Your annuity payout options                                     58


      -------------------------------------------------------------------
      5.CHARGES AND EXPENSES                                          61
      -------------------------------------------------------------------
      Charges that AXA Equitable deducts                              61
      Charges that the Trusts deduct                                  64
      Group or sponsored arrangements                                 65
      Other distribution arrangements                                 65


      -------------------------------------------------------------------
      6.PAYMENT OF DEATH BENEFIT                                      66
      -------------------------------------------------------------------
      Your beneficiary and payment of benefit                         66
      Non-spousal joint owner contract continuation                   67
      Spousal continuation                                            67
      Beneficiary continuation option                                 68


      -------------------------------------------------------------------
      7.TAX INFORMATION                                               70
      -------------------------------------------------------------------
      Overview                                                        70
      Contracts that fund a retirement arrangement                    70
      Transfers among investment options                              70
      Taxation of nonqualified annuities                              70
      Individual retirement arrangements (IRAs)                       72
      Traditional individual retirement annuities (traditional IRAs)  73
      Roth individual retirement annuities (Roth IRAs)                77
      Federal and state income tax withholding and information
        reporting                                                     80
      Special rules for contracts funding qualified plans             81
      Impact of taxes to AXA Equitable                                81


      -------------------------------------------------------------------
      8.MORE INFORMATION                                              82
      -------------------------------------------------------------------
      About Separate Account No. 49                                   82
      About the Trusts                                                82
      About the general account                                       82
      About other methods of payment                                  83
      Dates and prices at which contract events occur                 83
      About your voting rights                                        84
      Misstatement of age                                             84
      Statutory compliance                                            84
      About legal proceedings                                         85
      Financial statements                                            85

         Transfers of ownership, collateral assignments, loans and
           borrowing                                                85
         About Custodial IRAs                                       85
         How divorce may affect your guaranteed benefits            85
         Distribution of the contracts                              86


         --------------------------------------------------------------
         APPENDICES
         --------------------------------------------------------------

          I  --  Condensed financial information                      I-1
         II  --  Purchase considerations for QP contracts            II-1
        III  --  Guaranteed benefit base examples                   III-1
         IV  --  Hypothetical illustrations                          IV-1
          V  --  State contract availability and/or variations of
                   certain features and benefits                      V-1
         VI  --  Examples of Automatic payment plans                 VI-1
        VII  --  Examples of how withdrawals affect your
                   Guaranteed benefit bases                         VII-1
       VIII  --  Contract variations                               VIII-1
         IX  --  Rules regarding contributions to your contract      IX-1


       ------------------------------------------------------------------
       STATEMENT OF ADDITIONAL INFORMATION
         Table of contents
       ------------------------------------------------------------------

4   CONTENTS OF THIS PROSPECTUS

Index of key words and phrases

--------------------------------------------------------------------------------

This index should help you locate more information on the terms used in this Prospectus.

                                                                    PAGE

       account for special dollar cost averaging                     30
       account for special money market dollar cost averaging        33
       administrative charge                                         61
       annual administrative charge                                  62
       Annual Ratchet to age 85 benefit base                         36
       Annual Ratchet to age 95 benefit base                         36
       Annual Ratchet death benefit                                  64
       Annual Roll-up rate                                           40
       Annual withdrawal amount                                      40
       annuitant                                                     17
       annuitization                                                 58
       annuity maturity date                                         60
       annuity payout options                                        56
       automatic investment program                                  83
       beneficiary                                                   66
       Beneficiary continuation option                               68
       business day                                                  83
       cash value                                                    47
       charges for state premium and other applicable taxes          64
       contract date                                                 18
       contract date anniversary                                     18
       contract year                                                 18
       contributions to Roth IRAs                                    77
          regular contributions                                      77
          rollovers and direct transfers                             77
          conversion rollover contributions                          77
       contributions to traditional IRAs                             73
          regular contributions                                      73
          rollovers and direct transfers                             77
       Credit                                                        35
       Custom Selection Rules                                        30
       disability, terminal illness or confinement to nursing home   63
       disruptive transfer activity                                  50
       distribution charge                                           47
       ERISA                                                         65
       fixed-dollar option                                           34
       free look                                                     46
       free withdrawal amount                                        63
       general account                                               82
       general dollar cost averaging                                 34
       guaranteed interest option                                    30
       Guaranteed benefit account value                              47
       Guaranteed benefit variable investment options                19
       Guaranteed minimum death benefits                             43

                                                                PAGE
            Guaranteed minimum death benefit and
              Guaranteed income benefit base                     36

            GIB Roll-up benefit base and Roll-up to age 85
              benefit base reset                                 37
            GIB Roll-up benefit base                             37
            Guaranteed income benefit                            39
            Guaranteed income benefit charge                     64
            Inherited IRA                                         1
            investment options                                    1
            Investment simplifier                                32
            IRA                                                   1
            IRS                                                  70
            lifetime required minimum distribution withdrawals   55
            market timing                                        50
            Mortality and expense risks charge                   61
            Non-Guaranteed benefit account value                 47
            Non-Guaranteed benefit variable investment options   19
            Non-qualified annuity ("NQ ")                         1
            Online Account Access                                 8
            partial withdrawals and surrenders                   54
            Portfolio                                             1
            processing office                                     8
            Qualified Plan ("QP")                                 1
            rebalancing                                          51
            Renewal rate                                         40
            Roth IRA                                              1
            SAI                                                   1
            Separate Account No. 49                              82
            Special DCA program                                  32
            special dollar cost averaging                        32
            special money market dollar cost averaging           33
            Spousal continuation                                 67
            substantially equal withdrawals                      55
            systematic account sweep program                     51
            systematic withdrawals                               54
            ten-year Treasuries formula rate                     40
            Total account value                                  47
            TOPS                                                  8
            traditional IRA                                       1
            Trusts                                               82
            unit                                                 32
            variable investment options                          20
            wire transmittals and electronic applications        82
            withdrawal charge                                    62

                                              INDEX OF KEY WORDS AND PHRASES 5

We sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

-----------------------------------------------------------------------------
 PROSPECTUS                            CONTRACT OR SUPPLEMENTAL MATERIALS
-----------------------------------------------------------------------------
Total account value                    Annuity Account Value

unit                                   Accumulation Unit

Guaranteed income benefit              Guaranteed Minimum Income Benefit

Guaranteed minimum death benefit       Guaranteed death benefit

guaranteed interest option             Guaranteed Interest Account

Guaranteed benefit account value       Guaranteed Benefit Annuity Account
                                       Value

Guaranteed benefit variable            Guaranteed Benefit Account
investment options and contributions
to a Special DCA program designated
for the Guaranteed benefit variable
investment options

Non-Guaranteed benefit account value   Non-Guaranteed Benefit Annuity
                                       Account Value

Non-Guaranteed benefit variable        Long-Term Accumulation Account
investment options, the guaranteed
interest option and contributions to
a Special DCA program designated for
the Non-Guaranteed benefit variable
investment options
-----------------------------------------------------------------------------

6   INDEX OF KEY WORDS AND PHRASES

Who is AXA Equitable?

--------------------------------------------------------------------------------


We are AXA Equitable Life Insurance Company ("AXA Equitable"), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc. (the "parent") a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings, Inc. and AXA Equitable Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $508 billion in assets as of December 31, 2011. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

                                                      WHO IS AXA EQUITABLE?  7

HOW TO REACH US

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITH CHECKS:

FOR CONTRIBUTIONS SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1577
  Secaucus, NJ 07096-1577

FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITHOUT CHECKS:

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.
--------------------------------------------------------------------------------
 REPORTS WE PROVIDE:

..   written confirmation of financial transactions and certain non-financial transactions, including termination of a systematic withdrawal option;

..   statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

..   annual statement of your contract values as of the close of the contract year.
--------------------------------------------------------------------------------
 TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND ONLINE ACCOUNT ACCESS SYSTEMS:

TOPS is designed to provide you with up-to-date information via touch-tone telephone. Online Account Access is designed to provide this information through the Internet. You can obtain information on:

..   your current Total account value, Guaranteed benefit account value, and
    Non-Guaranteed benefit account value;

..   your current allocation percentages;

..   the number of units you have in the variable investment options;

..   the daily unit values for the variable investment options; and

..   performance information regarding the variable investment options (not available through TOPS).

You can also:

..   change your allocation percentages and/or transfer among the investment options subject to certain restrictions;

..   elect to receive certain contract statements electronically;

..   enroll in, modify or cancel a rebalancing program of your Non- Guaranteed benefit account value (through Online Account Access only) (when available);

..   request a quote of your Annual withdrawal amount (through Online Account
    Access) (when available);

..   change your address (not available through TOPS);

..   change your TOPS personal identification number ("PIN") (through TOPS only)
    and your Online Account Access password (through Online Account Access only); and

..   access Frequently Asked Questions and Service Forms (not available through
    TOPS).

TOPS and Online Account Access are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1-888-909-7770. You may access Online Account Access by visiting our website at www.axa-equitable.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or the Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing." See "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus for more information.

8   WHO IS AXA EQUITABLE?

--------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days.

..   Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

..   Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1)authorization for telephone transfers by your financial professional;

(2)conversion of a traditional IRA to a Roth IRA contract;

(3)election of the automatic investment program;

(4)tax withholding elections (see withdrawal request form);

(5)election of the beneficiary continuation option;

(6)IRA contribution recharacterizations;

(7)Section 1035 exchanges;

(8)direct transfers and specified direct rollovers;

(9)requests to opt out of an automatic reset that is subject to an increase in a charge or reinstate automatic resets for both your Roll-up to age 95 benefit base ("GIB Roll-up benefit base") and your Roll-up to age 85 benefit base (together, the "Roll-up benefit bases");

(10)death claims;

(11)change in ownership (NQ only, if available under your contract);

(12)purchase by, or change of ownership to, a non-natural owner;

(13)requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed income benefit;

(14)requests to drop your Guaranteed income benefit or your Guaranteed minimum death benefit;

(15)requests to collaterally assign your NQ contract;

(16)requests to transfer, re-allocate, rebalance, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through TOPS and the Online Account Access systems);

(17)requests to enroll in or cancel the systematic account sweep program; and

(18)requests for withdrawals.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1)beneficiary changes;

(2)contract surrender;

(3)general dollar cost averaging (including the fixed dollar and interest sweep options);

(4)special dollar cost averaging (if available); and

(5)special money market dollar cost averaging (if available).

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)automatic investment program;

(2)general dollar cost averaging (including the fixed dollar and interest sweep options);

(3)special dollar cost averaging (if available);

(4)special money market dollar cost averaging (if available);

(5)substantially equal withdrawals;

(6)systematic withdrawals;

(7)the date annuity payments are to begin; and

(8)RMD payments from inherited IRAs.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION AT LEAST 30 CALENDAR DAYS PRIOR TO YOUR CONTRACT DATE ANNIVERSARY:

(1)opt out of an automatic reset of a Roll-up benefit base that is subject to an increase in a charge.

                              -------------------

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.

SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

                                                      WHO IS AXA EQUITABLE?  9

Retirement Cornerstone(R) Series at a glance -- key features

--------------------------------------------------------------------------------

FOUR CONTRACT SERIES  This Prospectus describes four series of the Retirement
                      Cornerstone(R) contract -- Series B, Series CP(R), Series
                      L, and Series C (together "the Retirement Cornerstone(R)
                      Series"). Each series provides for the accumulation of
                      retirement savings and income, offers income and death
                      benefit protection, and offers various payout options.
                      Also, each series offers the Guaranteed income benefit and
                      Guaranteed minimum death benefits.
                      ------------------------------------------------------------
                      Each series provides a different charge structure. For
                      details, please see the summary of the contract features
                      below, the "Fee table" and "Charges and expenses" later in this Prospectus.

                      Each series is subject to different contribution rules, which are described in "Contribution amounts" later in this section and in "How you can purchase and contribute to your contract" in "Contract features and benefits" and "Rules regarding contributions to your contract" in "Appendix IX" later in this Prospectus.

                      The chart below shows the availability of key features under each series of the contract.

                              SERIES B  SERIES CP(R)  SERIES L  SERIES C
       ------------------------------------------------------------------
       Special dollar cost      Yes         No          Yes       No
       averaging
       ------------------------------------------------------------------
       Special money market     No          Yes         No        Yes
       dollar cost averaging
       ------------------------------------------------------------------
       Credits                  No          Yes         No        No

                            Throughout the Prospectus, any differences among the contract series are identified.

                            You should work with your financial professional to decide which series of the contract may be appropriate for you
                            based on a thorough analysis of your particular insurance
                            needs, financial objectives, investment goals, time
                            horizons and risk tolerance.
----------------------------------------------------------------------------------------
PROFESSIONAL INVESTMENT     The Retirement Cornerstone(R) Series' variable investment
MANAGEMENT                  options invest in different Portfolios managed by
                            professional investment advisers.
----------------------------------------------------------------------------------------
GUARANTEED INTEREST OPTION  .   Principal and interest guarantees.
                            .   Interest rates set periodically.
----------------------------------------------------------------------------------------
TAX CONSIDERATIONS          .   No tax on earnings inside the contract until you make
                                withdrawals from your contract or receive annuity
                                payments.
                            ------------------------------------------------------------
                            .   No tax on transfers among investment options inside the
                                contract.
                            ------------------------------------------------------------
                            If you are purchasing or contributing to an annuity
                            contract which is an Individual Retirement Annuity (IRA) , or to fund an employer retirement plan (QP or Qualified
                            Plan), you should be aware that such annuities do not
                            provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of
                            arrangements. Before purchasing or contributing to one of
                            the contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits
                            and costs of these annuities compared with any other
                            investment that you may use in connection with your
                            retirement plan or arrangement. Depending on your personal situation, the contract's guaranteed benefits may have
                            limited usefulness because of required minimum
                            distributions ("RMDs").
----------------------------------------------------------------------------------------
GUARANTEED INCOME BENEFIT   The GIB guarantees, subject to certain restrictions, annual
("GIB")                     lifetime payments ("Lifetime GIB payments"), which will
                            begin automatically at the earliest of (i) the contract
                            date anniversary following the date your Guaranteed benefit account value falls to zero, except as the result of a
                            withdrawal in excess of the Annual withdrawal amount
                            ("Excess withdrawal"); (ii) the contract date anniversary
                            following the 95th birthday; and (iii) the contract's
                            maturity date. Lifetime GIB payments can be on a single or joint life basis. An Excess withdrawal that reduces your
                            Guaranteed benefit account value to zero will cause your
                            benefit to terminate. Lifetime GIB payments are based on
                            your GIB benefit base, which is the greater of your GIB
                            Roll-up and your Annual Ratchet to age 95 benefit bases.
                            Beginning in the second contract year, and prior to the
                            beginning of your Lifetime GIB payments, the GIB allows you to take certain withdrawals (your "Annual withdrawal
                            amount") that do not reduce your GIB benefit base, provided your GIB Roll-up benefit base exceeds your Annual Ratchet
                            to age 95 benefit base at the time of the withdrawal.
                            However, if your Annual Ratchet to age 95 benefit base
                            exceeds your GIB Roll-up benefit base at the time of the
                            withdrawal, any withdrawal will reduce your GIB
----------------------------------------------------------------------------------------

10  RETIREMENT CORNERSTONE(R) SERIES AT A GLANCE -- KEY FEATURES

                          benefit base. See "Guaranteed minimum death benefit and
                          Guaranteed income benefit base," as well as "Lifetime GIB
                          payments" and "Annual withdrawal amount" under "Guaranteed income benefit" in "Contract features and benefits" later
                          in this Prospectus. Investment restrictions apply.
--------------------------------------------------------------------------------------
GUARANTEED MINIMUM DEATH  .   Return of Principal death benefit
BENEFITS ("GMDB")         .   Annual Ratchet death benefit
                          .   "Greater of" death benefit (can only be elected in
                              combination with the GIB)
--------------------------------------------------------------------------------------
CONTRIBUTION AMOUNTS      The chart below shows the minimum initial and, in
                          parenthesis, subsequent contribution amounts under the
                          contracts. Please see "Rules regarding contributions to
                          your contract" in "Appendix IX" for more information,
                          including important limitations on contributions.

                            SERIES B           SERIES CP(R)        SERIES L            SERIES C
----------------------------------------------------------------------------------------------------------
NQ                          $5,000($500)/(1)/  $10,000($500)/(1)/  $10,000($500)/(1)/  $25,000($500)/(1)/
----------------------------------------------------------------------------------------------------------
Traditional or Roth IRA     $5,000($50)/(1)/   $10,000($50)/(1)/   $10,000($50)/(1)/   $25,000($50)/(1)/
----------------------------------------------------------------------------------------------------------
Inherited IRA Beneficiary   $5,000($1,000)     n/a                 $10,000($1,000)     $25,000($1,000)
continuation contract
(traditional IRA or Roth
IRA) ("Inherited IRA")
----------------------------------------------------------------------------------------------------------
QP                          $5,000($500)       $10,000($500)       $10,000($500)       n/a
----------------------------------------------------------------------------------------------------------
/(1)/$100 monthly and $300 quarterly under our automatic investment program.

Maximum contribution limitations apply to all contracts. For more information, please see "How you can purchase and contribute to your contract" in "Contract features and benefits" later in this Prospectus.
----------------------------------------------------------------------------------------------------------

                               Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions,
                               including our rights to: (i) change minimum and maximum
                               contribution requirements and limitations, and (ii)
                               discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your
                               contributions and transfers to any of the variable
                               investment options (including the Guaranteed benefit
                               variable investment options) and to limit the number of
                               variable investment options which you may elect.
-------------------------------------------------------------------------------------------
CREDIT                         You allocate your contributions among the available
(SERIES CP(R) CONTRACTS ONLY)  investment options. We allocate a Credit to the corresponding investment options at the same time. The
                               Credit will apply to subsequent contribution amounts only
                               to the extent that those amounts exceed total withdrawals
                               from the contract. The amount of Credit is either 4% or 5%
                               of each contribution, depending on certain factors. The
                               Credit is subject to recovery by us in certain limited
                               circumstances.
-------------------------------------------------------------------------------------------
ACCESS TO YOUR MONEY           .   Partial withdrawals
                               .   Several options for withdrawals on a periodic basis
                               .   Contract surrender
                               .   Maximum payment plan (only under contracts with GIB)
                               .   Customized payment plan (only under contracts with GIB)
                               You may incur a withdrawal charge for certain withdrawals
                               or if you surrender your contract. You may also in-cur
                               income tax and a tax penalty. Certain withdrawals will
                               diminish the value of any Guaranteed benefits you elect.
-------------------------------------------------------------------------------------------
PAYOUT OPTIONS                 .   Fixed annuity payout options
                               .   Variable Immediate Annuity payout options (described in
                                   a separate prospectus for that option)
                               .   Income Manager(R) payout options (described in a
                                   separate prospectus for that option)
-------------------------------------------------------------------------------------------
ACCOUNT VALUES                 NON-GUARANTEED BENEFIT ACCOUNT VALUE
                               .   Non-Guaranteed benefit variable investment options
                               .   Guaranteed interest option
                               .   Amounts in a Special DCA program designated for
                                   Non-Guaranteed benefit variable investment options or
                                   the guaranteed interest option
                               ------------------------------------------------------------
                               GUARANTEED BENEFIT ACCOUNT VALUE
                               .   Guaranteed benefit variable investment options
                               .   Amounts in a Special DCA program designated for
                                   Guaranteed benefit variable investment options
                               ------------------------------------------------------------

                RETIREMENT CORNERSTONE(R) SERIES AT A GLANCE -- KEY FEATURES 11

---------------------------------------------------------------------------------------
ADDITIONAL FEATURES        .   Dollar cost averaging programs
                           .   Automatic investment program
                           .   Automatic quarterly rebalancing (for the Guaranteed
                               benefit variable investment options)
                           .   Optional rebalancing (for amounts in the Non-Guaranteed
                               benefit variable investment options and guaran- teed
                               interest option.)
                           .   Systematic account sweep program (four options for
                               transfers from the Non-Guaranteed benefit account value
                               to the Guaranteed benefit account value)
                           .   Transfers among investment options at no charge
                               (subject to limitations)
                           .   Waiver of withdrawal charge for certain withdrawals,
                               disability, terminal illness, or confinement to a
                               nurs- ing home
                           .   Option to drop your Guaranteed benefits after issue.
                               For all contracts except Series C, this option is
                               avail- able if there are no withdrawal charges in
                               effect for any contributions. For Series C contracts,
                               you cannot drop your Guaranteed benefit(s) until the
                               later of: (i) four years from the date we issue the
                               contract, or (ii) the contract date anniversary
                               following the first contribution or transfer to the
                               Guaranteed benefit account value. Based on these
                               conditions, you may not be able to drop your Guaranteed
                               benefits for several years.
                           .   Spousal continuation
                           .   Beneficiary continuation option
                           .   Roll-up to age 85 benefit base and GIB Roll-up benefit
                               base resets
---------------------------------------------------------------------------------------
FEES AND CHARGES           Please see "Fee table" later in this section for complete
                           details.
---------------------------------------------------------------------------------------
OWNER AND ANNUITANT ISSUE  Please see "Rules regarding contributions to your contract"
AGES                       in "Appendix IX" for owner and annuitant issue ages
                           applicable to your contract.
---------------------------------------------------------------------------------------
YOUR RIGHT TO CANCEL       To exercise your cancellation right you must mail the
                           contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you
                           receive it. If state law requires, this "free look" period may be longer. See "Your right to cancel within a certain
                           number of days" in "Contract features and benefits" later
                           in this Prospectus for more information.
---------------------------------------------------------------------------------------

THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES AND BENEFITS OF THE CONTRACT. THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS, RESTRICTIONS AND EXCEPTIONS TO THOSE FEATURES AND BENEFITS THAT WE HAVE THE RIGHT TO IMPOSE UNDER THE CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE FUTURE. IN SOME CASES, OTHER LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY APPLY. THE CONTRACT MAY NOT CURRENTLY BE AVAILABLE IN ALL STATES. CERTAIN FEATURES AND BENEFITS DESCRIBED IN THIS PROSPECTUS MAY VARY IN YOUR STATE; ALL FEATURES AND BENEFITS MAY NOT BE AVAILABLE IN ALL CONTRACTS, IN ALL STATES OR FROM ALL SELLING BROKER-DEALERS. YOU MAY CONTACT US TO PURCHASE ANY VERSION OF THE CONTRACT IF A VERSION IS NOT OFFERED BY THE SELLING BROKER-DEALER. PLEASE SEE APPENDIX V LATER IN THIS PROSPECTUS FOR MORE INFORMATION ON STATE AVAILABILITY AND/OR VARIATIONS OF CERTAIN FEATURES AND BENEFITS.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

12  RETIREMENT CORNERSTONE(R) SERIES AT A GLANCE -- KEY FEATURES

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers, request special services or apply your cash value to certain payout options or if you purchase a Variable Immediate Annuity payout option. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply./(1)/

-------------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
-------------------------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions
withdrawn (deducted if you surrender your contract or make
certain withdrawals or apply your cash value to certain        SERIES B   SERIES CP(R)    SERIES L  SERIES C
payout options)./(2)/                                          7.00%      8.00%/(6)/      8.00%     N/A
-------------------------------------------------------------------------------------------------------------
Charge if you elect a variable payout option upon
annuitization (which is described in a separate prospectus     $350 (for all Retirement Cornerstone(R) Series
for that option)                                                               contracts)
-------------------------------------------------------------------------------------------------------------
Charge for each additional transfer in excess of 12
transfers per contract
year:/(3)/
                                                                          Maximum Charge: $35
                                                                           Current Charge: $0
-------------------------------------------------------------------------------------------------------------
Special service charges:
..   Wire transfer charge                                       Current and Maximum Charge:        $90
..   Express mail charge                                        Current and Maximum Charge:        $35
..   Duplicate contract charge                                  Current and Maximum Charge:        $35
-------------------------------------------------------------------------------------------------------------
The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.
-------------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE ON EACH CONTRACT DATE ANNIVERSARY
-------------------------------------------------------------------------------------------------------------
Maximum annual administrative charge/(4)/

   If your account value on a contract date anniversary is     $30
   less than $50,000/(5)/

   If your account value on a contract date anniversary is     $0
   $50,000 or more
-------------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY
 NET ASSETS
-------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES /(6)/:                        SERIES B   SERIES CP(R)    SERIES L  SERIES C
Mortality and expense risks                                    0.80%      0.95%           1.10%     1.10%
Administrative                                                 0.30%      0.35%           0.30%     0.25%
Distribution                                                   0.20%      0.25%           0.25%     0.35%
                                                               -----      -----           -----     -----
Total separate account annual expenses                         1.30%      1.55%           1.65%     1.70%
-------------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE EACH YEAR IF YOU ELECT ANY OF THE FOLLOWING OPTIONAL
 BENEFITS
-------------------------------------------------------------------------------------------------------------
GUARANTEED MINIMUM DEATH BENEFIT CHARGE (Calculated as a
percentage of the applicable benefit base./(7) /Deducted
annually/(8) /on each contract date anniversary for which
the benefit is in effect.)

   Return of Principal death benefit                           No Charge

   Annual Ratchet death benefit                                0.25% (current and maximum)
-------------------------------------------------------------------------------------------------------------
"Greater of" death benefit

   Maximum Charge (if the Roll-up to age 85 benefit base       1.05%
   resets, we reserve the right to increase your charge up
   to):

   Current Charge:                                             0.90%
-------------------------------------------------------------------------------------------------------------
GUARANTEED INCOME BENEFIT CHARGE (Calculated as a
percentage of the GIB benefit base/(7)/. Deducted
annually/(8) /on each contract date anniversary for which
the benefit is in effect.)

   Maximum Charge (if the GIB Roll-up benefit base resets,     1.20%
   we reserve
   the right to increase your charge up to):

   Current Charge:                                             0.90%
-------------------------------------------------------------------------------------------------------------

                                                                  FEE TABLE  13

You also bear your proportionate share of all fees and expenses paid by a "Portfolio" that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for the Portfolio.

---------------------------------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
---------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2011 (expenses that are deducted from  Lowest Highest
Portfolio assets including management fees, 12b-1 fees, service fees, and/or other
expenses)/(9)/                                                                       0.62%  2.74%

Notes:

(1)The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2)Deducted upon a withdrawal of amounts in excess of the free withdrawal amount, if applicable:

   The withdrawal charge percentage we use is determined by the contract year in which you make the withdrawal, surrender your contract to receive its cash value, or surrender your contract to apply your cash value to a non-life contingent annuity payment option. For each contribution, we consider the contract year in which we receive that contribution to be "contract year 1").

Contract Year  Series B Series CP(R) Series L
-------------  -------- ------------ --------
    1.........  7.00%      8.00%      8.00%
    2.........  7.00%      8.00%      7.00%
    3.........  6.00%      7.00%      6.00%
    4.........  6.00%      6.00%      5.00%
    5.........  5.00%      5.00%      0.00%
    6.........  3.00%      4.00%      0.00%
    7.........  1.00%      3.00%      0.00%
    8.........  0.00%      2.00%      0.00%
    9.........  0.00%      1.00%      0.00%
    10+.......  0.00%      0.00%      0.00%

(3)Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per contract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See "Transfer charge" in "Charges and expenses" later in this Prospectus.

(4)If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

(5)During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(6)In connection with the separate account annual expenses, these charges compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges. For Series CP(R) contracts, both the separate account annual expenses and the withdrawal charge compensate us for the expense associated with the Credit.

(7)The benefit base is not an account value or cash value. Your initial benefit base is equal to your initial contributions or transfer to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for transfers to the Guaranteed benefit variable investment options. For Series CP(R) contracts, your initial benefit base does not include the Credit. Subsequent adjustments to the applicable benefit base may result in a benefit base that is significantly different from your total contributions or future transfers to, or account value in, the Guaranteed benefit account value. See "Guaranteed minimum death benefit and Guaranteed income benefit base" in "Contract features and benefits" later in this Prospectus.

(8)If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(9)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2011, if applicable, and for the underlying portfolios. In addition, the "Lowest" represents the total annual operating expenses of the EQ/Equity 500 Index Portfolio and EQ/Small Company Index Portfolio. The "Highest" represents the total annual operating expenses of the Guggenheim VT Multi-Hedge Strategies Portfolio.

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses).

The first example below shows the expenses that a hypothetical contract owner (who has elected the "Greater of" death benefit and the Guaranteed income benefit) would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated administrative charge calculated as a percentage of contract value, as follows: Series B: 0.013%; Series CP(R):
0.009%; Series L: 0.008%; and Series C: 0.008%. As discussed immediately below, the example further assumes the highest minimum Annual Roll-up rate of 8% is applied to the Roll-up benefit bases annually. The example assumes the maximum charges that would apply based on a 5% return for the "Greater of" death benefit and Guaranteed income benefit, both of which are calculated as a percentage of each benefit's benefit base.

14  FEE TABLE

We reserve the right to declare an Annual Roll-up rate in excess of 8%. Because the "Greater of" death benefit and the GIB charges are based on their respective benefit bases, a higher Annual Roll-up rate could result in a larger GIB benefit base. The same charge applied to a larger GIB benefit base would result in higher expenses. However, since we cannot predict how high an Annual Roll-up rate might be, we have based the example on an Annual Roll-up rate of 8%, which is the highest rate available under the ten-year Treasuries formula rate. See "The ten-year Treasuries formula rate" under "Guaranteed income benefit" in "Contract features and benefits".

Amounts allocated to the Special DCA programs (as available) are not covered by these examples. The annual administrative charge, any applicable withdrawal charge, and the charge if you elect a Variable Immediate Annuity payout option do apply to amounts allocated to the Special DCA programs.

The example assumes that you invest $10,000 in the Guaranteed benefit variable investment options for the time periods indicated, and that your investment has a 5% return each year. The example for Series CP(R) contracts assumes that a 4% Credit was applied to your contribution. Other than the administrative charge and the charges for the guaranteed benefits (which are described immediately above), the example also assumes separate account annual expenses and that amounts are allocated to the Guaranteed benefit variable investment options that invest in portfolios with (a) the maximum fees and expenses and (b) the minimum fees and expenses (before expense limitations). The Guaranteed benefit variable investment options with the maximum and minimum underlying Portfolio fees and expenses are AXA Tactical Manager 400 and EQ/Core Bond Index, respectively. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

---------------------------------------------------------------------------------------------------------------------
                                                                                 SERIES B
---------------------------------------------------------------------------------------------------------------------
                                                                                IF YOU ANNUITIZE AT THE END OF THE
                                                                               APPLICABLE TIME PERIOD, AND SELECT A
                                                                                NON-LIFE CONTINGENT PERIOD CERTAIN
                                         IF YOU SURRENDER YOUR CONTRACT AT THE  ANNUITY OPTION WITH LESS THAN FIVE
                                         END OF THE APPLICABLE TIME PERIOD                     YEARS
---------------------------------------------------------------------------------------------------------------------
                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS     1 YEAR    3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios     $1,320   $2,492    $3,710    $6,744       N/A      $2,492  $3,710   $6,744
---------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios     $1,097   $1,846    $2,673    $4,901       N/A      $1,846  $2,673   $4,901
---------------------------------------------------------------------------------------------------------------------
                                                                               SERIES CP(R)
---------------------------------------------------------------------------------------------------------------------
                                                                                IF YOU ANNUITIZE AT THE END OF THE
                                                                               APPLICABLE TIME PERIOD, AND SELECT A
                                                                                NON-LIFE CONTINGENT PERIOD CERTAIN
                                         IF YOU SURRENDER YOUR CONTRACT AT THE  ANNUITY OPTION WITH LESS THAN FIVE
                                         END OF THE APPLICABLE TIME PERIOD                     YEARS
---------------------------------------------------------------------------------------------------------------------
                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS     1 YEAR    3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios     $1,464   $2,719    $3,915    $7,116       N/A      $2,719  $3,915   $7,116
---------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios     $1,232   $2,051    $2,847    $5,241       N/A      $2,051  $2,847   $5,241
---------------------------------------------------------------------------------------------------------------------
                                                                                 SERIES L
---------------------------------------------------------------------------------------------------------------------
                                                                                IF YOU ANNUITIZE AT THE END OF THE
                                                                               APPLICABLE TIME PERIOD, AND SELECT A
                                                                                NON-LIFE CONTINGENT PERIOD CERTAIN
                                         IF YOU SURRENDER YOUR CONTRACT AT THE  ANNUITY OPTION WITH LESS THAN FIVE
                                         END OF THE APPLICABLE TIME PERIOD                     YEARS
---------------------------------------------------------------------------------------------------------------------
                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS     1 YEAR    3 YEARS 5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios     $1,456   $2,594    $3,369    $7,006       N/A      $2,594  $3,369   $7,006
---------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios     $1,234   $1,953    $2,349    $5,231       N/A      $1,953  $2,349   $5,231
---------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------


                                          IF YOU DO NOT SURRENDER YOUR
                                         CONTRACT AT THE END OF THE APPLICABLE
                                                   TIME PERIOD
------------------------------------------------------------------------------
                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS
------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios      $620    $1,892    $3,210    $6,744
------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios      $397    $1,246    $2,173    $4,901
------------------------------------------------------------------------------

------------------------------------------------------------------------------


                                          IF YOU DO NOT SURRENDER YOUR
                                         CONTRACT AT THE END OF THE APPLICABLE
                                                   TIME PERIOD
------------------------------------------------------------------------------
                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS
------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios      $664    $2,019    $3,415    $7,116
------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios      $432    $1,351    $2,347    $5,241
------------------------------------------------------------------------------

------------------------------------------------------------------------------


                                          IF YOU DO NOT SURRENDER YOUR
                                         CONTRACT AT THE END OF THE APPLICABLE
                                                   TIME PERIOD
------------------------------------------------------------------------------
                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS
------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios      $656    $1,994    $3,369    $7,006
------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios      $434    $1,353    $2,349    $5,231
------------------------------------------------------------------------------

                                                                         SERIES C
---------------------------------------------------------------------------------------------------

                                                                IF YOU ANNUITIZE AT THE END OF THE
                                                                     APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------
 PORTFOLIO NAME                                                 1 YEAR   3 YEARS  5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------
(a)assuming maximum fees and expenses of any of the Portfolios   N/A      $2,359  $3,742   $7,393
---------------------------------------------------------------------------------------------------
(b)assuming minimum fees and expenses of any of the Portfolios   N/A      $1,719  $2,724   $5,628
---------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                                  IF YOU SURRENDER OR DO NOT
                                                                SURRENDER YOUR CONTRACT AT THE END OF
                                                                  THE APPLICABLE TIME PERIOD
-----------------------------------------------------------------------------------------------------
 PORTFOLIO NAME                                                 1 YEAR   3 YEARS   5 YEARS  10 YEARS
-----------------------------------------------------------------------------------------------------
(a)assuming maximum fees and expenses of any of the Portfolios   $661    $2,009    $3,392    $7,043
-----------------------------------------------------------------------------------------------------
(b)assuming minimum fees and expenses of any of the Portfolios   $439    $1,369    $2,374    $5,278
-----------------------------------------------------------------------------------------------------

The next example shows the expenses that a hypothetical contract owner who has not elected any optional benefits would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated administrative charge calculated as a percentage of contract value, as follows:
Series B: 0.013%; Series CP(R): 0.009%; Series L: 0.008%; and Series C: 0.008%.

                                                                  FEE TABLE  15

The example assumes amounts are allocated to the most expensive and least expensive portfolio. Amounts allocated to the guaranteed interest option and the Special DCA programs (as available) are not covered by these examples. The annual administrative charge, any applicable withdrawal charge and the charge if you elect a Variable Immediate Annuity payout option do apply to amounts allocated to the guaranteed interest option, and the Special DCA programs.

The example assumes that you invest $10,000 in the Non-Guaranteed benefit variable investment options for the time periods indicated, and that your investment has a 5% return each year. The example for Series CP(R) contracts assumes that a 4% Credit was applied to your contribution. Other than the administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) invested in by the Non-Guaranteed benefit variable investment options set forth in the previous charts. The Non-Guaranteed benefit variable investment options with the maximum and minimum underlying Portfolio fees and expenses are Guggenheim VT Multi-Hedge Strategies and EQ/Equity 500 Index, respectively. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

------------------------------------------------------------------------------------------------------------------------
                                                                                 SERIES B
------------------------------------------------------------------------------------------------------------------------
                                                                                IF YOU ANNUITIZE AT THE END OF THE
                                                                               APPLICABLE TIME PERIOD, AND SELECT A
                                         IF YOU SURRENDER YOUR CONTRACT AT THE  NON-LIFE CONTINGENT PERIOD CERTAIN
                                         END OF THE APPLICABLE TIME PERIOD     ANNUITY OPTION WITH LESS THAN FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS     1 YEAR       3 YEARS 5 YEARS 10 YEARS
------------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios     $1,126   $1,886    $2,659    $4,401       N/A         $1,886  $2,659   $4,401
------------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios     $  903   $1,227    $1,577    $2,323       N/A         $1,227  $1,577   $2,323
------------------------------------------------------------------------------------------------------------------------
                                                                               SERIES CP(R)
------------------------------------------------------------------------------------------------------------------------
                                                                                IF YOU ANNUITIZE AT THE END OF THE
                                                                               APPLICABLE TIME PERIOD, AND SELECT A
                                         IF YOU SURRENDER YOUR CONTRACT AT THE  NON-LIFE CONTINGENT PERIOD CERTAIN
                                         END OF THE APPLICABLE TIME PERIOD     ANNUITY OPTION WITH LESS THAN FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS     1 YEAR       3 YEARS 5 YEARS 10 YEARS
------------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios     $1,269   $2,115    $2,870    $4,798       N/A         $2,115  $2,870   $4,798
------------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios     $1,038   $1,433    $1,756    $2,692       N/A         $1,433  $1,756   $2,692
------------------------------------------------------------------------------------------------------------------------
                                                                                 SERIES L
------------------------------------------------------------------------------------------------------------------------
                                                                                IF YOU ANNUITIZE AT THE END OF THE
                                                                               APPLICABLE TIME PERIOD, AND SELECT A
                                         IF YOU SURRENDER YOUR CONTRACT AT THE  NON-LIFE CONTINGENT PERIOD CERTAIN
                                         END OF THE APPLICABLE TIME PERIOD     ANNUITY OPTION WITH LESS THAN FIVE YEARS
------------------------------------------------------------------------------------------------------------------------
                                         1 YEAR   3 YEARS   5 YEARS  10 YEARS     1 YEAR       3 YEARS 5 YEARS 10 YEARS
------------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios     $1,262   $1,991    $2,326    $4,698       N/A         $1,991  $2,326   $4,698
------------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios     $1,039   $1,336    $1,260    $2,693       N/A         $1,336  $1,260   $2,693
------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------

---------------------------------------------------------------------------------


                                         IF YOU DO NOT SURRENDER YOUR CONTRACT
                                         AT THE END OF THE APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------
                                         1 YEAR    3 YEARS   5 YEARS   10 YEARS
---------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios      $426     $1,286    $2,159     $4,401
---------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios      $203     $  627    $1,077     $2,323
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

                                          IF YOU DO NOT SURRENDER YOUR
                                           CONTRACT AT THE END OF THE
                                             APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------
                                         1 YEAR    3 YEARS   5 YEARS   10 YEARS
---------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios      $469     $1,415    $2,370     $4,798
---------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios      $238     $  733    $1,256     $2,692
---------------------------------------------------------------------------------

---------------------------------------------------------------------------------

                                          IF YOU DO NOT SURRENDER YOUR
                                           CONTRACT AT THE END OF THE
                                             APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------
                                         1 YEAR    3 YEARS   5 YEARS   10 YEARS
---------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the Portfolios      $462     $1,391    $2,326     $4,698
---------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the Portfolios      $239     $  736    $1,260     $2,693
---------------------------------------------------------------------------------

                                                                         SERIES C
---------------------------------------------------------------------------------------------------

                                                                IF YOU ANNUITIZE AT THE END OF THE
                                                                     APPLICABLE TIME PERIOD
---------------------------------------------------------------------------------------------------
PORTFOLIO NAME                                                  1 YEAR   3 YEARS  5 YEARS 10 YEARS
---------------------------------------------------------------------------------------------------
(a)assuming maximum fees and expenses of any of the Portfolios   N/A      $1,756  $2,700   $5,090
---------------------------------------------------------------------------------------------------
(b)assuming minimum fees and expenses of any of the Portfolios   N/A      $1,102  $1,636   $3,095
---------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
                                                                  IF YOU SURRENDER OR DO NOT
                                                                SURRENDER YOUR CONTRACT AT THE END OF
                                                                  THE APPLICABLE TIME PERIOD
-----------------------------------------------------------------------------------------------------
PORTFOLIO NAME                                                  1 YEAR   3 YEARS   5 YEARS  10 YEARS
-----------------------------------------------------------------------------------------------------
(a)assuming maximum fees and expenses of any of the Portfolios   $467    $1,406    $2,350    $4,740
-----------------------------------------------------------------------------------------------------
(b)assuming minimum fees and expenses of any of the Portfolios   $244    $  752    $1,286    $2,745
-----------------------------------------------------------------------------------------------------

For information on how your contract works under certain hypothetical circumstances, please see Appendix IV at the end of this Prospectus.

CONDENSED FINANCIAL INFORMATION

Please see Appendix I at the end of this Prospectus for the unit values and the number of units outstanding as of the end of the periods shown for each of the variable investment options available as of December 31, 2011.

16  FEE TABLE

1. Contract features and benefits


--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix IX summarize our current rules regarding contributions to your contract, which are subject to change. In some states, our rules may vary. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant. Subsequent contributions may not be permitted in your state. Please see Appendix V later in this Prospectus for any applicable state variation.

--------------------------------------------------------------------------------
We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.
--------------------------------------------------------------------------------

We currently do not accept any contribution to your contract if: (i) the aggregate contributions under one or more Retirement Cornerstone(R) Series contracts with the same owner or annuitant would then total more than $1,500,000, or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. Please see Appendix V later in this Prospectus for more information on state variations.

You may not contribute or transfer more than $1,500,000 to your Guaranteed benefit variable investment options and a Special DCA program with amounts designated for the Guaranteed benefit variable options.

Once a withdrawal is taken from your Guaranteed benefit account value, you cannot make additional contributions to your Guaranteed benefit account value. You may, however, be able to continue to make transfers from your Non-Guaranteed benefit account value to the Guaranteed benefit variable investment options until such time you make a subsequent contribution to your Non-Guaranteed benefit account value.

We may accept less than the minimum initial contribution under a contract if an aggregate amount of Series B, Series L, Series CP(R), and Series C contracts, respectively, are purchased at the same time by an individual (including spouse) meets the minimum.

--------------------------------------------------------------------------------
The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.
--------------------------------------------------------------------------------

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:

..   Change our contribution requirements and limitations and our transfer rules, including to:

   -- increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

   -- discontinue the acceptance of subsequent contributions to the contract;

   -- discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options and/or guaranteed interest option; and

   -- discontinue the acceptance of subsequent contributions and/or transfers into the Guaranteed benefit variable investment options.

..   Default certain contributions and transfers designated for a Guaranteed benefit variable investment option(s) to the corresponding Non-Guaranteed benefit variable investment option(s), which invests in the same underlying portfolio(s). See "Automatic Quarterly Rebalancing" under "Allocating your contributions" later in this section.

..   Further limit the number of variable investment options you may invest in at any one time.

..   Limit or terminate new contributions or transfers to an investment option.

IF YOU ELECT ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S).

OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. For Series C contracts, we do not permit partnerships or limited liability corporations to be owners. We also reserve the right to prohibit availability of this contract to other non-natural owners.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code. In all cases, the joint annuitants must be spouses.

                                              CONTRACT FEATURES AND BENEFITS 17

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See "Inherited IRA beneficiary continuation contract" later in this section for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for Single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex spouses or civil union partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. See Appendix II at the end of this Prospectus for more information regarding QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms OWNER and JOINT OWNER, we intend these to be references to ANNUITANT and JOINT ANNUITANT, respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.

PURCHASE CONSIDERATIONS FOR A CHARITABLE REMAINDER TRUST

(This section only applies to Series B and Series L contracts.)

If you are purchasing the contract to fund a charitable remainder trust and elect a Guaranteed benefit, you should strongly consider "split-funding": that is, the trust holds investments in addition to this Retirement Cornerstone(R) Series contract. Charitable remainder trusts are required to take specific distributions. The charitable remainder trust annual withdrawal requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. If your Retirement Cornerstone(R) Series contract is the only source for such distributions, the payments you need to take may significantly reduce the value of those guaranteed benefits. Such amount may be greater than the annual increase in the benefit base for a Guaranteed benefit. Also, the amount may be greater than the Annual withdrawal amount under the GIB. See the discussion of these benefits later in this section.

Series CP(R) and Series C contracts are not available for purchase by charitable remainder trusts.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made pursuant to an intended Section 1035 tax-free exchange or a direct transfer. We do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form or not in accordance with our administrative procedures.

If your contract is sold by a financial professional of AXA Advisors, AXA Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing "Special Bank Account for the Exclusive Benefit of Customers" while AXA Advisors ensures your application is complete and that suitability standards are met. AXA Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority, Inc. ("FINRA") time requirements. Upon timely and successful completion of this review, AXA Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing.

--------------------------------------------------------------------------------
The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12 month period beginning on your contract date and each 12 month period after that date is a "contract year."
The end of each 12 month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is
April 30.
--------------------------------------------------------------------------------

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than AXA Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

18  CONTRACT FEATURES AND BENEFITS

--------------------------------------------------------------------------------
Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see "Dates and prices at which contract events occur."
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

If you do not elect a Guaranteed benefit at issue, your investment options are limited to the following for the life of the contract:

..   Non-Guaranteed benefit variable investment options

..   Guaranteed interest option

..   the account for special money market dollar cost averaging (Series C and
    Series CP(R) contracts only)

..   the account for special dollar cost averaging (Series B and Series L contracts only)

If you elect a Guaranteed benefit at issue, whether or not you fund the Guaranteed benefits, your investment options are the following:

..   Guaranteed benefit variable investment options

..   Non-Guaranteed benefit variable investment options

..   Guaranteed interest option

..   the account for special money market dollar cost averaging (Series C and
    Series CP(R) contracts only)

..   the account for special dollar cost averaging (Series B and Series L contracts only)

Only amounts you allocate to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for future transfers to the Guaranteed benefit variable investment options will fund the Guaranteed benefits you elected when you purchased your contract. These amounts will be included in your Guaranteed benefit bases and will become part of your Guaranteed benefit account value. All amounts allocated to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for Guaranteed benefit variable investment options are subject to the terms and conditions of the Guaranteed benefits you elected.

If you allocate to investment options available to fund your Guaranteed benefits, you may later decide to change your allocation instructions in order to increase, decrease or stop the funding of your Guaranteed benefits. Also, if you elect a Guaranteed benefit at issue, there is no requirement that you must fund it at issue.

IF YOU ELECT A GUARANTEED BENEFIT AT ISSUE AND ALLOCATE ANY AMOUNT TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS OR A SPECIAL DCA PROGRAM WITH AMOUNTS DESIGNATED FOR FUTURE TRANSFERS TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU ARE FUNDING THE GUARANTEED BENEFITS IN YOUR CONTRACT. NO OTHER ACTION IS REQUIRED OF YOU. IF YOU DO NOT WISH TO FUND A GUARANTEED BENEFIT, YOU SHOULD NOT ALLOCATE CONTRIBUTIONS OR MAKE TRANSFERS TO YOUR GUARANTEED BENEFIT ACCOUNT VALUE. SEE "ALLOCATING YOUR CONTRIBUTIONS" LATER IN THIS PROSPECTUS.

Once you allocate amounts to the Guaranteed benefit variable investment options, such amounts may be transferred among the Guaranteed benefit variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the Non-Guaranteed benefit variable investment options or the guaranteed interest option. In addition, we may, at any time, exercise our right to limit or terminate transfers into any of the variable investment options. For more information, see "Transferring your money among investment options" later in this Prospectus.

The table below shows the current Guaranteed benefit variable investment options and Non-Guaranteed benefit variable investment options available to you. It is important to note that the Guaranteed benefit variable investment options are also available as Non-Guaranteed benefit variable investment options. The Guaranteed benefit variable investment options invest in the same portfolios as the corresponding Non-Guaranteed benefit variable investment options. To show that these options are available both with and without a Guaranteed benefit, our contract applications, administrative forms and website often show separate lists for the Guaranteed benefit variable investment options and the Non-Guaranteed benefit variable investment options using the prefix "GB" for the Guaranteed benefit variable investment options. We do this so we can easily indicate those amounts you wish to have allocated in connection with your Guaranteed benefit(s) and those amounts you wish to have allocated to your Non-Guaranteed benefit account value.

-------------------------------------------------------------------------
 *GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS
-------------------------------------------------------------------------
 AXA STRATEGIC ALLOCATION
-------------------------------------------------------------------------
GB AXA Balanced Strategy                GB AXA Moderate Growth Strategy
GB AXA Conservative Growth Strategy     GB EQ/AllianceBernstein Dynamic
GB AXA Conservative Strategy             Wealth Strategies
-------------------------------------------------------------------------
 FIXED INCOME
-------------------------------------------------------------------------
GB EQ/Core Bond Index
GB EQ/Intermediate Government Bond Index
-------------------------------------------------------------------------
 EQUITY
-------------------------------------------------------------------------
GB AXA Growth Strategy                  GB AXA Tactical Manager 500
GB AXA Tactical Manager International   GB AXA Tactical Manager 2000
GB AXA Tactical Manager 400
-------------------------------------------------------------------------

-------------------------------------------------------------------------------
 NON-GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS
-------------------------------------------------------------------------------
All Asset Growth-Alt 20                 EQ/AllianceBernstein Small Cap Growth
AllianceBernstein VPS Balanced Wealth   EQ/AXA Franklin Small Cap Value Core
 Strategy                               EQ/BlackRock Basic Value Equity
AllianceBernstein VPS International     EQ/Boston Advisors Equity Income
 Growth                                 EQ/Capital Guardian Research
American Century VP Large Company       EQ/Common Stock Index
 Value                                  EQ/Core Bond Index
American Century VP Mid Cap Value       EQ/Davis New York Venture
AXA Aggressive Allocation               EQ/Equity 500 Index
AXA Moderate Allocation                 EQ/Franklin Core Balanced
AXA Moderate-Plus Allocation            EQ/Franklin Templeton Allocation
AXA Balanced Strategy                   EQ/GAMCO Mergers and Acquisitions
AXA Conservative Growth Strategy        EQ/GAMCO Small Company Value
AXA Conservative Strategy               EQ/Global Bond PLUS
AXA Growth Strategy                     EQ/Global Multi-Sector Equity
AXA Moderate Growth Strategy            EQ/Intermediate Government Bond
AXA Tactical Manager 400                EQ/International Core PLUS
AXA Tactical Manager 500                EQ/International ETF
AXA Tactical Manager 2000               EQ/International Equity Index
AXA Tactical Manager International      EQ/International Value PLUS
BlackRock Global Allocation V.I. Fund   EQ/JPMorgan Value Opportunities
BlackRock Large Cap Growth V.I. Fund    EQ/Large Cap Growth Index
EQ/AllianceBernstein Dynamic Wealth     EQ/Large Cap Growth PLUS
 Strategies
-------------------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 19

----------------------------------------------------------------------------------
 NON-GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS
----------------------------------------------------------------------------------
EQ/Large Cap Value Index                  Invesco V.I. Diversified Dividend
EQ/Large Cap Value PLUS                   Invesco V.I. Global Real Estate
EQ/MFS International Growth               Invesco V.I. High Yield
EQ/Mid Cap Index                          Invesco V.I. International Growth
EQ/Mid Cap Value PLUS                     Invesco V.I. Mid Cap Core Equity
EQ/Money Market                           Invesco V.I. Small Cap Equity
EQ/Montag & Caldwell Growth               Invesco Van Kampen V.I. American
EQ/Morgan Stanley Mid Cap Growth           Franchise
EQ/Mutual Large Cap Equity                Ivy Funds VIP Asset Strategy
EQ/Oppenheimer Global                     Ivy Funds VIP Dividend Opportunities
EQ/PIMCO Ultra Short Bond                 Ivy Funds VIP Energy
EQ/Small Company Index                    Ivy Funds VIP Global Natural Resources
EQ/T. Rowe Price Growth Stock             Ivy Funds VIP High Income
EQ/Templeton Global Equity                Ivy Funds VIP Mid Cap Growth
EQ/Van Kampen Comstock                    Ivy Funds VIP Science and Technology
EQ/Wells Fargo Omega Growth               Ivy Funds VIP Small Cap Growth
Fidelity(R) VIP Asset Manager: Growth     Lazard Retirement Emerging Markets
Fidelity(R) VIP Contrafund(R)              Equity
Fidelity(R) VIP Freedom 2015              Lord Abbett Bond Debenture
Fidelity(R) VIP Freedom 2020              Lord Abbett Classic Stock
Fidelity(R) VIP Freedom 2025              Lord Abbett Growth Opportunities
Fidelity(R) VIP Freedom 2030              MFS(R) International Value
Fidelity(R) VIP Mid Cap                   MFS(R) Investors Growth Stock Series
Fidelity(R) VIP Strategic Income          MFS(R) Investors Trust Series
Franklin Income Securities                MFS(R) Technology
Franklin Strategic Income Securities      MFS(R) Utilities Series
Franklin Templeton VIP Founding Funds     PIMCO VIT CommodityRealReturn(R)
 Allocation                                Strategy
Mutual Shares Securities                  PIMCO VIT Emerging Markets Bond
Templeton Developing Markets Securities   PIMCO VIT Real Return
Templeton Foreign Securities              PIMCO VIT Total Return
Templeton Global Bond Securities          ProFund VP Bear
Templeton Growth Securities               ProFund VP Biotechnology
Goldman Sachs VIT Mid Cap Value           T.Rowe Price Health Sciences
Guggenheim VT Managed Futures              Portfolio II
 Strategy                                 Van Eck VIP Global Hard Assets
Guggenheim VT Multi-Hedge Strategies
----------------------------------------------------------------------------------

Only amounts allocated to a Special DCA program designated for a Guaranteed benefit variable investment option will be included in the Guaranteed benefit account value. All other amounts allocated to a Special DCA program will be included in your Non-Guaranteed benefit account value. As discussed later in this section, the Special DCA programs allow you to gradually allocate amounts to available investment options through periodic transfers. You can allocate to either or both Non-Guaranteed and Guaranteed benefit variable investment options as part of your Special DCA program. See "Allocating your contributions" later in this section.

VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying Portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives their investment manager(s) and/or sub-adviser(s). We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Guaranteed benefit variable investment options) and to limit the number of variable investment options which you may elect.

20  CONTRACT FEATURES AND BENEFITS

PORTFOLIOS OF THE TRUSTS

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXA Equitable, serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some Portfolios, AXA Equitable Funds Management Group, LLC has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, AXA Equitable Funds Management Group, LLC oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the "Distributors") directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The affiliated Portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers' respective Portfolios. It may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios' average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios' prospectuses for more information.) These fees and payments will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments.

AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

The AXA Strategic Allocation Portfolios, the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolios offer contract owners a convenient opportunity to invest in other portfolios that are managed and have been selected for inclusion in the AXA Strategic Allocation Portfolios, the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolios by AXA Equitable Funds Management Group, LLC. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest, incidental to the sale of the contract, that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Strategic Allocation Portfolios, the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolios than certain other Portfolios available to you under your contract. In addition, the AXA Strategic Allocation Portfolios may enable AXA Equitable to more efficiently manage AXA Equitable's financial risk associated with certain guaranteed features based on its selection of underlying portfolios in which each AXA Strategic Allocation Portfolio invests. Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

As described in more detail in the underlying Portfolio prospectuses, the AXA Tactical Manager Portfolios, the AXA Strategic Allocation Portfolios, the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio use futures and options to reduce the Portfolio's equity exposure during periods when certain market indicators indicate that market volatility is high. This strategy is designed to reduce the risk of market losses from investing in equity securities. However, this strategy may result in periods of underperformance, including those when the specified benchmark index is appreciating, but market volatility is high. As a result, your account value may rise less than it would have without these defensive actions. If you have the GIB or other Guaranteed benefit, this strategy may also indirectly suppress the value of the Guaranteed benefit bases.

You should be aware that having the GIB or other Guaranteed benefits limits your ability to invest in some of the variable investment options otherwise available to you under the contract. If you do not have the GIB or other Guaranteed benefits then, unless otherwise stated in this Prospectus, you may select from the variable investment options listed below. See "Allocating your contributions" under "Contract features and benefits" for more information about the investment restrictions under your contract.

The investment strategies of the Portfolios and the restrictions on investment options are designed to reduce the overall volatility of your account value. The reduction in volatility permits us to more effectively and efficiently provide the guarantees under the contract. These approaches, while reducing volatility, may also suppress the investment performance of your contract and the value of your Guaranteed benefit bases.

------------------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST                                                           INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME           SHARE CLASS  OBJECTIVE                                 AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION  Class A     Seeks long-term capital appreciation.        AXA Equitable Funds Management
                                                                                       Group, LLC
------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION    Class A     Seeks long-term capital appreciation and     AXA Equitable Funds Management
                                       current income.                                 Group, LLC
------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS          Class A     Seeks long-term capital appreciation and     AXA Equitable Funds Management
  ALLOCATION                           current income, with a greater emphasis         Group, LLC
                                       on capital appreciation.
------------------------------------------------------------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 21

---------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST                                                                  INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME           SHARE CLASS  OBJECTIVE                                    AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------
All ASSET GROWTH-ALT       Class IA    Seeks long-term capital appreciation and     AXA Equitable Funds Management
  20/(1)/                              current income.                                 Group, LLC
---------------------------------------------------------------------------------------------------------------------------
AXA BALANCED               Class IB    Seeks long-term capital appreciation and     AXA Equitable Funds Management
  STRATEGY/(2)/                        current income                                  Group, LLC
---------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE GROWTH    Class IB    Seeks current income and growth of capital,  AXA Equitable Funds Management
  STRATEGY/(2)/                        with a greater emphasis on current income.      Group, LLC
---------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE           Class IB    Seeks a high level of current income.        AXA Equitable Funds Management
  STRATEGY/(2)/                                                                        Group, LLC
---------------------------------------------------------------------------------------------------------------------------
AXA GROWTH STRATEGY/(2)/   Class IB    Seeks long-term capital appreciation and     AXA Equitable Funds Management
                                       current income, with a greater emphasis         Group, LLC
                                       on capital appreciation.
---------------------------------------------------------------------------------------------------------------------------
AXA MODERATE GROWTH        Class IB    Seeks long-term capital appreciation and     AXA Equitable Funds Management
  STRATEGY/(2)/                        current income, with a greater emphasis         Group, LLC
                                       on current income.
---------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER       Class IB    Seeks to achieve long-term growth of capi-   AllianceBernstein L.P.
  400/(2)/                             tal with an emphasis on risk-adjusted re-    AXA Equitable Funds Management
                                       turns and managing volatility in the            Group, LLC
                                       Portfolio.                                   BlackRock Investment Management, LLC
---------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER       Class IB    Seeks to achieve long-term growth of         AllianceBernstein L.P.
  500/(2)/                             capital with an emphasis on risk-adjusted    AXA Equitable Funds Management
                                       returns and managing volatility in the          Group, LLC
                                       Portfolio.                                   BlackRock Investment Management, LLC
---------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER       Class IB    Seeks to achieve long-term growth of capi-   AllianceBernstein L.P.
  2000/(2)/                            tal with an emphasis on risk-adjusted re-    AXA Equitable Funds Management
                                       turns and managing volatility in the            Group, LLC
                                       Portfolio.                                   BlackRock Investment Management, LLC
---------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER       Class IB    Seeks to achieve long-term growth of         AllianceBernstein L.P.
  INTERNATIONAL/(2)/                   capital with an emphasis on risk-adjusted    AXA Equitable Funds Management
                                       returns and managing volatility in the          Group, LLC
                                       Portfolio.                                   BlackRock Investment Management, LLC
---------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN       Class IB    Seeks to achieve total return from long-     AllianceBernstein L.P
  DYNAMIC WEALTH                       term growth of capital and income.
  STRATEGIES/(2)/
---------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN       Class IA    Seeks to achieve long-term growth of         AllianceBernstein L.P.
  SMALL CAP GROWTH                     capital.
---------------------------------------------------------------------------------------------------------------------------
EQ/AXA FRANKLIN SMALL      Class IA    Seeks to achieve long-term total return      AXA Equitable Funds Management
  CAP VALUE CORE                       with an emphasis on risk-adjusted returns       Group, LLC
                                       and managing volatility in the Portfolio.    BlackRock Investment Management, LLC
                                                                                    Franklin Advisory Services, LLC
---------------------------------------------------------------------------------------------------------------------------
EQ/BLACKROCK BASIC VALUE   Class IA    Seeks to achieve capital appreciation and    BlackRock Investment Management,
  EQUITY                               secondarily, income.                            LLC
---------------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS         Class IA    Seeks a combination of growth and in-        Boston Advisors, LLC
  EQUITY INCOME                        come to achieve an above-average and
                                       consistent total return.
---------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN        Class IA    Seeks to achieve long-term growth of         Capital Guardian Trust Company
  RESEARCH                             capital.
---------------------------------------------------------------------------------------------------------------------------

22  CONTRACT FEATURES AND BENEFITS

---------------------------------------------------------------------------------------
 EQ ADVISORS TRUST
 PORTFOLIO NAME           SHARE CLASS  OBJECTIVE
---------------------------------------------------------------------------------------
EQ/COMMON STOCK INDEX      Class IA    Seeks to achieve a total return before
                                       expenses that approximates the total re-
                                       turn performance of the Russell 3000 In-
                                       dex, including reinvestment of dividends,
                                       at a risk level consistent with that of the
                                       Russell 3000 Index.
---------------------------------------------------------------------------------------
EQ/CORE BOND INDEX/(2)/    Class IB    Seeks to achieve a total return before
                                       expenses that approximates the total re-
                                       turn performance of the Barclays Inter-
                                       mediate U.S. Government/Credit Index,
                                       including reinvestment of dividends, at a
                                       risk level consistent with that of the Bar-
                                       clays Intermediate U.S. Government/
                                       Credit Index.
---------------------------------------------------------------------------------------
EQ/DAVIS NEW YORK VENTURE  Class IA    Seeks to achieve long-term growth of
                                       capital.
---------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX        Class IA    Seeks to achieve a total return before ex-
                                       penses that approximates the total return
                                       performance of the S&P 500 Index, includ-
                                       ing reinvestment of dividends, at a risk level
                                       consistent with that of the S&P 500 Index.
---------------------------------------------------------------------------------------
EQ/FRANKLIN CORE BALANCED  Class IA    Seeks to maximize income while
                                       maintaining prospects for capital
                                       appreciation with an emphasis on risk-
                                       adjusted returns and managing volatility
                                       in the Portfolio.
---------------------------------------------------------------------------------------
EQ/FRANKLIN TEMPLETON      Class IA    Primarily seeks capital appreciation and
  ALLOCATION                           secondarily seeks income.
---------------------------------------------------------------------------------------
EQ/GAMCO MERGERS AND       Class IA    Seeks to achieve capital appreciation.
  ACQUISITIONS
---------------------------------------------------------------------------------------
EQ/GAMCO SMALL COMPANY     Class IA    Seeks to maximize capital appreciation.
  VALUE
---------------------------------------------------------------------------------------
EQ/GLOBAL BOND PLUS        Class IA    Seeks to achieve capital growth and cur-
                                       rent income.



---------------------------------------------------------------------------------------
EQ/GLOBAL MULTI-SECTOR     Class IA    Seeks to achieve long-term capital
  EQUITY                               appreciation with an emphasis on risk-
                                       adjusted returns and managing volatility
                                       in the Portfolio.
---------------------------------------------------------------------------------------
EQ/INTERMEDIATE            Class IB    Seeks to achieve a total return before
  GOVERNMENT BOND/(2)(3)/              expenses that approximates the total
                                       return performance of the Barclays
                                       Intermediate U.S. Government Bond
                                       Index, including reinvestment of
                                       dividends, at a risk level consistent with
                                       that of the Barclays Intermediate U.S.
                                       Government Bond Index.
---------------------------------------------------------------------------------------
EQ/INTERNATIONAL CORE      Class IA    Seeks to achieve long-term growth of
  PLUS                                 capital with an emphasis on risk-adjusted
                                       returns and managing volatility in the
                                       Portfolio.

---------------------------------------------------------------------------------------

---------------------------------------------------------------------
 EQ ADVISORS TRUST        INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME           AS APPLICABLE)
---------------------------------------------------------------------
EQ/COMMON STOCK INDEX     AllianceBernstein L.P.





---------------------------------------------------------------------
EQ/CORE BOND INDEX/(2)/   AXA Equitable Funds Management
                             Group, LLC
                          SSgA Funds Management, Inc.





---------------------------------------------------------------------
EQ/DAVIS NEW YORK VENTURE Davis Selected Advisers, L.P.

---------------------------------------------------------------------
EQ/EQUITY 500 INDEX       AllianceBernstein L.P.




---------------------------------------------------------------------
EQ/FRANKLIN CORE BALANCED AXA Equitable Funds Management
                             Group, LLC
                          BlackRock Investment Management, LLC
                          Franklin Advisers, Inc.

---------------------------------------------------------------------
EQ/FRANKLIN TEMPLETON     AXA Equitable Funds Management
  ALLOCATION                 Group, LLC
---------------------------------------------------------------------
EQ/GAMCO MERGERS AND      GAMCO Asset Management, Inc.
  ACQUISITIONS
---------------------------------------------------------------------
EQ/GAMCO SMALL COMPANY    GAMCO Asset Management, Inc.
  VALUE
---------------------------------------------------------------------
EQ/GLOBAL BOND PLUS       AXA Equitable Funds Management
                             Group, LLC
                          BlackRock Investment Management, LLC
                          First International Advisors, LLC
                          Wells Capital Management, Inc.
---------------------------------------------------------------------
EQ/GLOBAL MULTI-SECTOR    AXA Equitable Funds Management
  EQUITY                     Group, LLC
                          BlackRock Investment Management, LLC
                          Morgan Stanley Investment Management Inc.
---------------------------------------------------------------------
EQ/INTERMEDIATE           AXA Equitable Funds Management
  GOVERNMENT BOND/(2)(3)/    Group, LLC
                          SSgA Funds Management, Inc.





---------------------------------------------------------------------
EQ/INTERNATIONAL CORE     AXA Equitable Funds Management
  PLUS                       Group, LLC
                          BlackRock Investment Management, LLC
                          Hirayama Investments, LLC
                          WHV Investment Management
---------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 23

------------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST                                                                     INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME           SHARE CLASS  OBJECTIVE                                       AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL ETF       Class IA    Seeks long-term capital appreciation.           AXA Equitable Funds Management
                                                                                          Group, LLC
------------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL EQUITY    Class IA    Seeks to achieve a total return (before ex-     AllianceBernstein L.P.
  INDEX                                penses) that approximates the total return
                                       performance of a composite index com-
                                       prised of 40% Dow Jones EURO STOXX 50
                                       Index, 25% FTSE 100 Index, 25% TOPIX
                                       Index and 10% S&P/ASX 200 Index, includ-
                                       ing reinvestment of dividends, at a risk level
                                       consistent with that of the composite index.
------------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL VALUE     Class IA    Seeks to provide current income and long-       AXA Equitable Funds Management
  PLUS                                 term growth of income, accompanied by              Group, LLC
                                       growth of capital with an emphasis on           BlackRock Investment Management, LLC
                                       risk-adjusted returns and managing              Northern Cross, LLC
                                       volatility in the Portfolio.
------------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN VALUE          Class IA    Seeks to achieve long-term capital              J.P. Morgan Investment
  OPPORTUNITIES                        appreciation.                                      Management Inc.
------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH INDEX  Class IA    Seeks to achieve a total return before          AllianceBernstein L.P.
                                       expenses that approximates the total
                                       return performance of the Russell 1000
                                       Growth Index, including reinvestment of
                                       dividends at a risk level consistent with
                                       that of the Russell 1000 Growth Index.
------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH PLUS   Class IA    Seeks to provide long-term capital growth       AXA Equitable Funds Management
                                       with an emphasis on risk-adjusted returns          Group, LLC
                                       and managing volatility in the Portfolio.       BlackRock Investment Management, LLC
                                                                                       Marsico Capital Management, LLC
------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE INDEX   Class IA    Seeks to achieve a total return before          SSgA Funds Management, Inc.
                                       expenses that approximates the total
                                       return performance of the Russell 1000
                                       Value Index, including reinvestment of
                                       dividends, at a risk level consistent with
                                       that of the Russell 1000 Value Index.
------------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE PLUS    Class IA    Seeks to achieve long-term growth of capital    AllianceBernstein L.P.
                                       with an emphasis on risk-adjusted returns       AXA Equitable Funds Management
                                       and managing volatility in the Portfolio.          Group, LLC
------------------------------------------------------------------------------------------------------------------------------
EQ/MFS INTERNATIONAL       Class IA    Seeks to achieve capital appreciation.          Massachusetts Financial Services
  GROWTH                                                                                  Company, which operates under the
                                                                                          name of MFS Investment
                                                                                          Management
------------------------------------------------------------------------------------------------------------------------------
EQ/MID CAP INDEX           Class IA    Seeks to achieve a total return before          SSgA Funds Management, Inc.
                                       expenses that approximates the total
                                       return performance of the S&P Mid Cap
                                       400 Index, including reinvestment of
                                       dividends, at a risk level consistent with
                                       that of the S&P Mid Cap 400 Index.
------------------------------------------------------------------------------------------------------------------------------
EQ/MID CAP VALUE PLUS      Class IA    Seeks to achieve long-term capital              AXA Equitable Funds Management
                                       appreciation with an emphasis on risk              Group, LLC
                                       adjusted returns and managing volatility        BlackRock Investment Management, LLC
                                       in the Portfolio.                               Wellington Management Company, LLP
------------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET            Class IA    Seeks to obtain a high level of current         The Dreyfus Corporation
                                       income, preserve its assets and maintain
                                       liquidity.
------------------------------------------------------------------------------------------------------------------------------
EQ/MONTAG & CALDWELL       Class IA    Seeks to achieve capital appreciation.          Montag & Caldwell, LLC
  GROWTH
------------------------------------------------------------------------------------------------------------------------------

24  CONTRACT FEATURES AND BENEFITS

----------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS TRUST                                                                   INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME           SHARE CLASS  OBJECTIVE                                     AS APPLICABLE)
----------------------------------------------------------------------------------------------------------------------------
EQ/MORGAN STANLEY MID      Class IA    Seeks to achieve capital growth.              Morgan Stanley Investment
  CAP GROWTH                                                                            Management Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/MUTUAL LARGE CAP        Class IA    Seeks to achieve capital appreciation,        AXA Equitable Funds Management
  EQUITY                               which may occasionally be short-term,            Group, LLC
                                       with an emphasis on risk adjusted returns     BlackRock Investment Management, LLC
                                       and managing volatility in the Portfolio.     Franklin Mutual Advisers, LLC
----------------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER GLOBAL      Class IA    Seeks to achieve capital appreciation.        OppenheimerFunds, Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO ULTRA SHORT BOND  Class IA    Seeks to generate a return in excess of       Pacific Investment Management
                                       traditional money market products while          Company, LLC
                                       maintaining an emphasis on preservation
                                       of capital and liquidity.
----------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX     Class IA    Seeks to replicate as closely as possible     AllianceBernstein L.P.
                                       (before the deduction of Portfolio expenses)
                                       the total return of the Russell 2000 Index.
----------------------------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE GROWTH    Class IA    Seeks to achieve long-term capital            T. Rowe Price Associates, Inc.
  STOCK                                appreciation and secondarily, income.
----------------------------------------------------------------------------------------------------------------------------
EQ/TEMPLETON GLOBAL        Class IA    Seeks to achieve long-term capital growth     AXA Equitable Funds Management
  EQUITY                               with an emphasis on risk adjusted returns        Group, LLC
                                       and managing volatility in the Portfolio.     BlackRock Investment Management, LLC
                                                                                     Templeton Investment Counsel, LLC
----------------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN COMSTOCK     Class IA    Seeks to achieve capital growth and income.   Invesco Advisers, Inc.
----------------------------------------------------------------------------------------------------------------------------
EQ/WELLS FARGO OMEGA       Class IB    Seeks to achieve long-term capital growth.    Wells Capital Management, Inc.
  GROWTH

---------------------------------------------------------------------------------------------------------------
 AIM VARIABLE INSURANCE FUNDS (INVESCO
 VARIABLE INSURANCE
 FUNDS) - SERIES II                                                     INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                          OBJECTIVE                      AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------
 INVESCO V.I. DIVERSIFIED DIVIDEND       The fund's investment              Invesco Advisers, Inc.
   FUND/(4)/                             objective is to provide
                                         reasonable cur-rent income
                                         and long-term growth of
                                         income and capital.
---------------------------------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE         The fund's investment              Invesco Advisers, Inc.
   FUND                                  objective is total return          Invesco Asset Management Lim-
                                         through growth of capital and         ited
                                         current income.
---------------------------------------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD FUND            The fund's investment              Invesco Advisers, Inc.
                                         objective is total return
                                         comprised of current income
                                         and capital appreciation.
---------------------------------------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL              The fund's investment              Invesco Advisers, Inc.
   GROWTH FUND                           objective is long-term growth
                                         of capital.
---------------------------------------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY        The fund's investment              Invesco Advisers, Inc.
   FUND                                  objective is long-term growth
                                         of capital.
---------------------------------------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY           The fund's investment              Invesco Advisers, Inc.
   FUND                                  objective is long-term growth
                                         of capital.
---------------------------------------------------------------------------------------------------------------
 INVESCO VAN KAMPEN V.I.                 The fund's investment              Invesco Advisers, Inc.
   AMERICAN FRANCHISE FUND/(5)/          objective is to seek capital
                                         growth.
---------------------------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VARIABLE
 PRODUCT SERIES FUND, INC. - CLASS B                                    INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                          OBJECTIVE                      AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS BALANCED          The Portfolio's investment         AllianceBernstein L.P.
   WEALTH STRATEGY PORTFOLIO             objective is to maximize
                                         total return consistent with
                                         the Adviser's determination
                                         of rea-sonable risk.
---------------------------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS                   The Portfolio's investment         AllianceBernstein L.P.
   INTERNATIONAL GROWTH                  objective is long-term growth
   PORTFOLIO                             of capital.
---------------------------------------------------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 25

---------------------------------------------------------------------------------------------------------------
 AMERICAN CENTURY VARIABLE PORTFOLIOS,
 INC. - CLASS II                                                        INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                          OBJECTIVE                      AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP LARGE               The fund seeks long-term         American Century Investment
   COMPANY VALUE FUND                    capital growth. Income is a         Management, Inc.
                                         secondary objective.
---------------------------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP             The fund seeks long-term         American Century Investment
   VALUE FUND                            capital growth. Income is a         Management, Inc.
                                         secondary objective.
---------------------------------------------------------------------------------------------------------------
 BLACKROCK VARIABLE SERIES
 FUNDS, INC. - CLASS III                                                INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                          OBJECTIVE                      AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION             To seek high total investment    BlackRock Advisors, LLC
   V.I. FUND                             return.                          BlackRock International Limited
                                                                          BlackRock Investment Manage-
                                                                             ment, LLC
---------------------------------------------------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I.         Seeks long-term capital          BlackRock Advisors, LLC
   FUND                                  growth.                          BlackRock Investment Manage-
                                                                             ment, LLC
---------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VARIABLE INSURANCE
 PRODUCTS (VIP) - SERVICE CLASS 2                                       INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                          OBJECTIVE                      AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VIP ASSET MANAGER:          Seeks to maximize total          Fidelity Management & Research
   GROWTH PORTFOLIO                      return by allocating its            Company (FMR)
                                         assets among stocks, bonds,
                                         short-term instruments, and
                                         other investments.
---------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R)           Seeks long-term capital          Fidelity Management & Research
   PORTFOLIO                             appreciation.                       Company (FMR)
---------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2015            The fund seeks high total        Strategic Advisers
   PORTFOLIO                             return with a secondary
                                         ob-jective of principal
                                         preservation as the fund
                                         approaches its target date
                                         and beyond.
---------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2020            The fund seeks high total        Strategic Advisers
   PORTFOLIO                             return with a secondary
                                         ob-jective of principal
                                         preservation as the fund
                                         approaches its target date
                                         and beyond.
---------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2025            The fund seeks high total        Strategic Advisers
   PORTFOLIO                             return with a secondary
                                         ob-jective of principal
                                         preservation as the fund
                                         approaches its target date
                                         and beyond.
---------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2030            The fund seeks high total        Strategic Advisers
   PORTFOLIO                             return with a secondary
                                         ob-jective of principal
                                         preservation as the fund
                                         approaches its target date
                                         and beyond.
---------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO       Seeks long-term growth of        Fidelity Management & Research
                                         capital.                         Company (FMR)
---------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME        Seeks a high level of current    Fidelity Management & Research
   PORTFOLIO                             income. The fund may also        Company (FMR)
                                         seek capital appreciation.
---------------------------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VARIABLE
 INSURANCE PRODUCTS TRUST - CLASS 2                                     INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                          OBJECTIVE                      AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND         Seeks to maximize income         Franklin Advisers, Inc.
                                         while maintaining prospects
                                         for capital appreciation.
---------------------------------------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME               The Fund's principal             Franklin Advisers, Inc.
   SECURITIES FUND                       investment goal is to seek a
                                         high level of current income.
                                         Its secondary goal is capital
                                         appreciation.
---------------------------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING         The Fund's principal             Fund Administrator:
   FUNDS ALLOCATION FUND                 investment goal is capital       Franklin Templeton Services, LLC
                                         appreciation. Its secondary
                                         goal is income.
---------------------------------------------------------------------------------------------------------------
 MUTUAL SHARES SECURITIES FUND           The Fund's principal             Franklin Mutual Advisers, LLC
                                         investment goal is capital
                                         appreciation. Its secondary
                                         goal is income.
---------------------------------------------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS            Seeks long-term capital          Templeton Asset Management Ltd.
   SECURITIES FUND                       appreciation.
---------------------------------------------------------------------------------------------------------------
 TEMPLETON FOREIGN SECURITIES            Seeks long-term capital          Templeton Investment Counsel,
   FUND                                  growth.                             LLC
---------------------------------------------------------------------------------------------------------------

26  CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VARIABLE
 INSURANCE PRODUCTS TRUST - CLASS 2                                   INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                        OBJECTIVE                      AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
  TEMPLETON GLOBAL BOND                Seeks high current income,       Franklin Advisers, Inc.
    SECURITIES FUND                    consistent with preservation
                                       of capital. Capital
                                       appreciation is a secondary
                                       consideration.
-------------------------------------------------------------------------------------------------------------
  TEMPLETON GROWTH SECURITIES          The Fund's investment goal is    Templeton Global Advisors,
    FUND                               long-term capital growth.           Limited
-------------------------------------------------------------------------------------------------------------
 GOLDMAN SACHS VARIABLE
 INSURANCE TRUST - SERVICE SHARES                                     INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                        OBJECTIVE                      AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
  GOLDMAN SACHS VIT MID CAP            Seeks long-term capital          Goldman Sachs Asset Manage-
    VALUE FUND                         appreciation.                       ment, L.P.
-------------------------------------------------------------------------------------------------------------
 GUGGENHEIM VARIABLE INSURANCE FUNDS                                  INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                        OBJECTIVE                      AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
  GUGGENHEIM VT MANAGED                Seeks to achieve positive        Security Global Investors, LLC,
    FUTURES STRATEGY FUND/(6)/         absolute returns.                   which operates under the name
                                                                           Guggenheim Investments.
-------------------------------------------------------------------------------------------------------------
  GUGGENHEIM VT MULTI-HEDGE            Seeks to deliver a return        Security Global Investors, LLC,
    STRATEGIES FUND/(7)/               that has a low correlation to       which operates under the name
                                       the returns of traditional          Guggenheim Investments.
                                       stock and bond asset classes
                                       as well as provide capital
                                       appreciation.
-------------------------------------------------------------------------------------------------------------
 IVY FUNDS VARIABLE INSURANCE
 PORTFOLIOS                                                           INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                        OBJECTIVE                      AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
  IVY FUNDS VIP ASSET STRATEGY         To seek to provide total         Waddell & Reed Investment
                                       return over the long term.          Management Company (WRIMCO)
-------------------------------------------------------------------------------------------------------------
  IVY FUNDS VIP DIVIDEND               To seek to provide total         Waddell & Reed Investment
    OPPORTUNITIES                      return.                             Management Company (WRIMCO)
-------------------------------------------------------------------------------------------------------------
  IVY FUNDS VIP ENERGY                 To seek to provide capital       Waddell & Reed Investment
                                       appreciation.                       Management Company (WRIMCO)
-------------------------------------------------------------------------------------------------------------
  IVY FUNDS VIP GLOBAL NATURAL         To seek to provide capital       Waddell & Reed Investment
    RESOURCES                          growth and appreciation.            Management Company (WRIMCO)
                                                                        MacKenzie Financial Corporation
-------------------------------------------------------------------------------------------------------------
  IVY FUNDS VIP HIGH INCOME            To seek to provide total         Waddell & Reed Investment
                                       return through a combination        Management Company (WRIMCO)
                                       of high current income and
                                       capital appreciation.
-------------------------------------------------------------------------------------------------------------
  IVY FUNDS VIP MID CAP GROWTH         To seek to provide growth of     Waddell & Reed Investment
                                       capital.                            Management Company (WRIMCO)
-------------------------------------------------------------------------------------------------------------
  IVY FUNDS VIP SCIENCE AND            To seek to provide growth of     Waddell & Reed Investment
    TECHNOLOGY                         capital.                            Management Company (WRIMCO)
-------------------------------------------------------------------------------------------------------------
  IVY FUNDS VIP SMALL CAP GROWTH       To seek to provide growth of     Waddell & Reed Investment
                                       capital.                            Management Company (WRIMCO)
-------------------------------------------------------------------------------------------------------------
 LAZARD RETIREMENT SERIES, INC. -
 SERVICE SHARES                                                       INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                        OBJECTIVE                      AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
  LAZARD RETIREMENT EMERGING           Seeks long-term capital          Lazard Asset Management LLC
    MARKETS EQUITY PORTFOLIO           appreciation.
-------------------------------------------------------------------------------------------------------------
 LORD ABBETT SERIES FUND, INC. -
 CLASS VC                                                             INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                        OBJECTIVE                      AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------
  LORD ABBETT BOND DEBENTURE           The fund's investment            Lord, Abbett & Co. LLC.
    PORTFOLIO (VC)                     objective is to seek high
                                       current income and the
                                       opportunity for capital
                                       appreciation to produce a
                                       high total return.
-------------------------------------------------------------------------------------------------------------
  LORD ABBETT CLASSIC STOCK            The fund's investment            Lord, Abbett & Co. LLC.
    PORTFOLIO (VC)                     objective is growth of
                                       capital and growth of income
                                       consistent with reasonable
                                       risk.
-------------------------------------------------------------------------------------------------------------
  LORD ABBETT GROWTH                   The fund's investment            Lord, Abbett & Co. LLC.
    OPPORTUNITIES PORTFOLIO (VC)       objective is capital
                                       appreciation.
-------------------------------------------------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 27

---------------------------------------------------------------------------------------------------------------------
 MFS(R) VARIABLE INSURANCE TRUSTS -
 SERVICE CLASS                                                                INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                                OBJECTIVE                      AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------
     MFS(R) INTERNATIONAL VALUE                The fund's investment            Massachusetts Financial Services
       PORTFOLIO                               objective is to seek capital        Company
                                               appreciation.
---------------------------------------------------------------------------------------------------------------------
     MFS(R) INVESTORS GROWTH STOCK             The fund's investment            Massachusetts Financial Services
       SERIES                                  objective is to seek capital        Company
                                               appreciation.
---------------------------------------------------------------------------------------------------------------------
     MFS(R) INVESTORS TRUST SERIES             The fund's investment            Massachusetts Financial Services
                                               objective is to seek capital        Company
                                               appreciation.
---------------------------------------------------------------------------------------------------------------------
     MFS(R) TECHNOLOGY PORTFOLIO               The fund's investment            Massachusetts Financial Services
                                               objective is to seek capital        Company
                                               appreciation.
---------------------------------------------------------------------------------------------------------------------
     MFS(R) UTILITIES SERIES                   The fund's investment            Massachusetts Financial Services
                                               objective is to seek total          Company
                                               return.
---------------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST -
 ADVISOR CLASS                                                                INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                                OBJECTIVE                      AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------
     PIMCO VIT                                 Seeks maximum real return        Pacific Investment Management Com-
       COMMODITYREALRETURN(R)                  consistent with prudent          pany LLC
       STRATEGY PORTFOLIO                      investment management.
---------------------------------------------------------------------------------------------------------------------
     PIMCO VIT EMERGING MARKETS                Seeks maximum total return,      Pacific Investment Management
       BOND PORTFOLIO                          consistent with preservation        Company LLC
                                               of capital and prudent
                                               investment management.
---------------------------------------------------------------------------------------------------------------------
     PIMCO VIT REAL RETURN PORTFOLIO           Seeks maximum real return,       Pacific Investment Management
                                               consistent with preservation        Company LLC
                                               of real capital and prudent
                                               investment management.
---------------------------------------------------------------------------------------------------------------------
     PIMCO VIT TOTAL RETURN PORTFOLIO          Seeks maximum total return,      Pacific Investment Management
                                               consistent with preservation        Company LLC
                                               of capital and prudent
                                               investment management.
---------------------------------------------------------------------------------------------------------------------
 PROFUNDS VP                                                                  INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME                                OBJECTIVE                      AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------
     PROFUND VP BEAR                           Seeks daily investment           ProFund Advisors LLC
                                               results, before fees and
                                               expenses, that correspond to
                                               the inverse of the daily
                                               performance of the S&P 500(R)
                                               Index.
---------------------------------------------------------------------------------------------------------------------
     PROFUND VP BIOTECHNOLOGY                  Seeks daily investment           ProFund Advisors LLC
                                               results, before fees and
                                               expenses, that correspond to
                                               the daily performance of the
                                               Dow Jones U.S.
                                               Biotechnology/SM/ Index.
---------------------------------------------------------------------------------------------------------------------
 T. ROWE PRICE EQUITY SERIES, INC. PORTFOLIO                                  INVESTMENT MANAGER (OR SUB-ADVISER(S),
 NAME                                          OBJECTIVE                      AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------
     T. ROWE PRICE HEALTH SCIENCES             Seeks long-term capital          T. Rowe Price Associates, Inc.
       PORTFOLIO - II                          appreciation.
---------------------------------------------------------------------------------------------------------------------
 VAN ECK VIP TRUST - S CLASS PORTFOLIO                                        INVESTMENT MANAGER (OR SUB-ADVISER(S),
 NAME                                          OBJECTIVE                      AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------
     VAN ECK VIP GLOBAL HARD ASSETS            Seeks long-term capital          Van Eck Associates Corporation
       FUND                                    appreciation by investing
                                               primar-ily in "hard asset"
                                               securities. Income is a
                                               secondary con-sideration.
---------------------------------------------------------------------------------------------------------------------

(1)This is the Portfolio's new name, effective on or about May 21, 2012, subject to regulatory approval. The Portfolio's former name was All Asset Allocation.
(2)This variable investment option is also available as a Guaranteed benefit variable investment option should you elect a Guaranteed benefit and wish to fund it. The Guaranteed benefit variable investment option version of these funds will be identified with the prefix "GB." For more information, please see "What are your investment options under the contract?" earlier in this section.
(3)This is the Portfolio's new name, effective on or about May 1, 2012. The Portfolio's former name was EQ/Intermediate Government Bond Index.
(4)This is the Portfolio's new name, effective on or about April 30, 2012. The Portfolio's former name was Invesco V.I. Dividend Growth Fund.
(5)On April 2, 2012, the shareholders of the Invesco V.I. Leisure Fund approved the Agreement and Plan of Reorganization (the ''Reorganization'') between Invesco V.I. Leisure Fund and Invesco Van Kampen V.I. American Franchise Fund (formerly, Invesco Van Kampen V.I. Capital Growth Fund) to take place on or about April 30, 2012. Accordingly, interests in the Invesco Van Kampen V.I. American Franchise variable investment option (the ''surviving option'') will replace interests in the Invesco V.I. Leisure variable

28  CONTRACT FEATURES AND BENEFITS
   investment option (the ''replaced option''). On the date of the Reorganization, we will move the assets from the replaced option into the surviving option. The value of your interest in the surviving option will be the same as it was in the replaced option. We will also automatically direct any contributions made to the replaced option to the surviving option. Any allocation election to the replaced option is considered an allocation election to the surviving option.
(6)This is the Portfolio's new name, effective on or about April 20, 2012. The Portfolio's former name was Rydex|SGI VT Managed Futures Strategy.
(7)On April 10, 2012, the shareholders of the Guggenheim VT Alternative Strategies Allocation (formerly, Rydex|SGI VT Alternative Strategies Allocation) approved the Agreement and Plan of Reorganization (the ''Reorganization'') between Guggenheim VT Alternative Strategies Allocation and Guggenheim VT Multi-Hedge Strategies Fund to take place on or about June 1, 2012. Accordingly, interests in the Guggenheim VT Multi-Hedge Strategies variable investment option (the ''surviving option'') will replace interests in Guggenheim VT Alternative Strategies Allocation variable investment option (the ''replaced option''). On the date of the Reorganization, we will move the assets from the replaced option into the surviving option. The value of your interest in the surviving option is the same as it was in the replaced option. We will also automatically direct any contributions made to the replaced option to the surviving option. Any allocation election to the replaced option will be considered an allocation election to the surviving option.

YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, AND CHARGES AND EXPENSES OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUSTS CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN COPIES OF TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-789-7771.

                                              CONTRACT FEATURES AND BENEFITS 29

GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this Prospectus. Any amounts allocated to the guaranteed interest option will not be included in your Guaranteed benefit account value.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1)the minimum interest rate guaranteed over the life of the contract,

(2)the yearly guaranteed interest rate for the calendar year, and

(3)the current interest rate.

We set current interest rates periodically, based on our discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges, and any withdrawal charges (if applicable). See Appendix V later in this Prospectus for more information on state variations that may apply.

Depending on the state where your contract is issued, your lifetime minimum rate ranges from 1.00% to 3.00%. The data page for your contract shows the lifetime minimum rate. Check with your financial professional as to which rate applies in your state. The minimum yearly rate will never be less than the lifetime minimum rate. The minimum yearly rate for 2012 is 1.00%, 1.25%, 1.5% or 3% depending on your lifetime minimum rate. Current interest rates will never be less than the yearly guaranteed interest rate.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options" later in this Prospectus for restrictions on transfers from the guaranteed interest option.

ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING. (Series B and L contracts only) The account for special dollar cost averaging is part of our general account. We pay interest at enhanced guaranteed rates in this account for specified time periods. We will credit interest to the amounts that you have in the account for special dollar cost averaging every day. We set the interest rates periodically, based on our discretion and according to the procedures that we have. We reserve the right to change these procedures.

We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. Your guaranteed interest rate for the time period you select will be shown in your contract for an initial contribution. The rate will never be less than the lifetime minimum rate for the guaranteed interest option. See "Dollar cost averaging" later in this section for rules and restrictions that apply to the account for special dollar cost averaging.

ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to the Non-Guaranteed benefit variable investment options, the guaranteed interest option or one of our Special DCA programs (depending on what series of Retirement Cornerstone(R) you purchase). If you elect a Guaranteed benefit, you may also allocate contributions to the Guaranteed benefit variable investment options or one of our Special DCA programs (depending on what series of Retirement Cornerstone(R) you purchase). Also, we limit the number of variable investment options which you may elect. We may, at any time, exercise our right to terminate transfers to any of the variable investment options.

Only amounts you allocate to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for future transfers to the Guaranteed benefit variable investment options will fund the Guaranteed benefits you elected. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Guaranteed benefit account value.

For example:

You purchase a Series B contract with an initial contribution of $100,000 and elect the GIB. You allocate $60,000 to the Guaranteed benefit variable investment options and $40,000 to the Non-Guaranteed benefit variable investment options. The $60,000 will be included in your Guaranteed benefit account value and will be used to calculate your Guaranteed benefit base(s). $40,000 will be included in your Non-Guaranteed benefit account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions and transfers to any of the variable investment options, including the Guaranteed benefit variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. See "Additional limitations on contributions to the contract" in the table in "How you can purchase and contribute to your contract" under "Contract features and benefits."

It is important to note that the contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him or her regarding any different arrangements that may apply.

CUSTOM SELECTION RULES (APPLICABLE TO GUARANTEED BENEFIT ACCOUNT VALUE ONLY)

For allocations to your Guaranteed benefit account value, you must allocate your contributions and transfers in accordance with our

30  CONTRACT FEATURES AND BENEFITS

Custom Selection Rules. The Custom Selection Rules require that all of your Guaranteed benefit account value be allocated according to the category and investment option limits described below. Allocations to the Guaranteed benefit account value may be made through contributions and transfers from your Non-Guaranteed benefit account value. Those programs are discussed later in this section. These Custom Selection Rules do not apply to amounts allocated to your Non-Guaranteed benefit account value.

Your Guaranteed benefit account value must be allocated among the Guaranteed benefit variable investment options in the following three categories:

CATEGORY 1 -- AXA STRATEGIC ALLOCATION

  GB AXA Balanced Strategy
  GB AXA Conservative Growth Strategy
  GB AXA Conservative Strategy
  GB AXA Moderate Growth Strategy
  GB EQ/AllianceBernstein Dynamic Wealth Strategies

CATEGORY 2 -- FIXED INCOME

  GB EQ/Core Bond Index
  GB EQ/Intermediate Government Bond Index

CATEGORY 3 -- EQUITY

  GB AXA Growth Strategy
  GB AXA Tactical Manager International
  GB AXA Tactical Manager 400
  GB AXA Tactical Manager 500
  GB AXA Tactical Manager 2000

Your contributions in the three categories must also generally be allocated according to the following category and investment option limits.

CATEGORY AND INVESTMENT OPTION LIMITS. The chart below sets forth the general category and investment option limits.

----------------------------------------------------------------------------------
                                                                CATEGORY
                                                   -------------------------------
                                                   1. STRATEGIC 2. FIXED 3. EQUITY
                                                    ALLOCATION   INCOME
                                                   -------------------------------
Maximum for category                                None/(1)/   None     60%
Minimum for category                                None        40%/(2)/ None
Maximum for each option                             None        None     10%/(3)/
----------------------------------------------------------------------------------

(1)If there is any allocation to Category 3, there is a 40% minimum allocation requirement to Category 2, thus limiting the amount that may be allocated to Category 1.
(2)Applies only if there is any allocation to Category 3.
(3)GB AXA Tactical Manager 400 and GB AXA Tactical Manager 2000 have a 10% maximum limit individually. GB AXA Growth Strategy, GB AXA Tactical Manager International and GB AXA Tactical Manager 500 are not subject to a per fund maximum.

There are no minimum allocations for any one Guaranteed benefit variable investment option. Allocations must be in whole percentages. Your ability to allocate contributions to investment options may be subject to restrictions in certain states. See Appendix V later in this Prospectus for more information on state variations of certain features and benefits.

We reserve the right to change our Custom Selection Rules at any time. We also reserve the right to discontinue, and/or place additional limitations on, contributions and transfers into any or all Guaranteed benefit variable investment options, either directly or through one of our Special DCA programs. IF YOU ELECT ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S).

POSSIBLE CHANGES TO THE CUSTOM SELECTION RULES. We may in the future revise the category limits; the categories themselves; the investment option limits; and the variable investment options within each category.

We may in the future revise the category limits, the investment limits, the categories themselves, and the investment options within each category, as well as combine the investment options within the same or in different categories (collectively, "category and investment option limits").

If we change our Custom Selection Rules, please note the following:

..   Any amounts you have allocated among the Guaranteed benefit variable investment options will not be automatically reallocated to conform with the new Custom Selection Rules.

..   If your allocation instructions on file prior to a change to our Custom
    Selection Rules do not comply with our new Custom Selection Rules:

   -- you will not be automatically required to change your allocation instructions;

   -- if you make a subsequent contribution, you will not be required to change your allocation instructions; or

   -- if you initiate a transfer, you will be required to change your instructions.

..   Any change to your allocation instructions must comply with our new Custom
    Selection Rules. Your new allocation instructions will apply to all future transactions, including subsequent contributions, transfers and rebalancing.

AUTOMATIC QUARTERLY REBALANCING Other than amounts attributable to a Special DCA program that are designated for your Guaranteed benefit variable investment options, your Guaranteed benefit variable investment options will be rebalanced automatically every three months which begins three months from your contract date. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on a date other than a business day, the rebalancing will occur on the next business day. Rebalancing for the last quarter of a contract year will occur on the contract date anniversary. If this date occurs on a day other than a business day, the rebalance will occur on the business day immediately preceding the contract date anniversary. When we rebalance, we will transfer amounts among the Guaranteed benefit variable investment options so that the percentage of your Guaranteed benefit account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have received from you. Rebalancing does not assure a profit

                                              CONTRACT FEATURES AND BENEFITS 31
or protect against loss, so you should periodically review your allocation percentages as your needs change. You may request a rebalancing on the transaction date of a subsequent contribution.

A transfer among the Guaranteed benefit variable investment options does not automatically change your allocation instructions for the rebalancing of your Guaranteed benefit account value on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your Guaranteed benefit variable investment options pursuant to the allocation instructions on file. If you wish to change allocation instructions for the quarterly rebalancing, these instructions must meet current category and investment option limits and must be in writing on a form we provide.

If we change our Custom Selection Rules, your quarterly rebalancing will continue in accordance with your existing allocation instructions, unless you submit new allocation instructions.

If we discontinue contributions and transfers to the Guaranteed benefit variable investment options, we reserve the right to default any subsequent contribution or transfer to the corresponding Non-Guaranteed benefit variable investment option, which invests in the same underlying portfolio.

We may offer an optional rebalancing program for amounts allocated to your Non-Guaranteed benefit variable investment options and the guaranteed interest option. For more information, see "Rebalancing" in "Transferring your money among investment options" later in this Prospectus.

ALLOCATION INSTRUCTION CHANGES. You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment option limits in place at the time that the instructions are received.

TRANSFERS. Once you allocate amounts to the Guaranteed benefit variable investment options, such amounts may be transferred among the Guaranteed benefit variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the Non-Guaranteed benefit variable investment options. In addition, we may, at any time, exercise our right to limit or terminate transfers into any of the variable investment options. See "Transferring your account value" in "Transferring your money among investment options."

DOLLAR COST AVERAGING

We offer a variety of dollar cost averaging programs. Not all of the programs described here are available with each Retirement Cornerstone(R) Series contract. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term. All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, our Special DCA programs time periods do not extend beyond 12 months. These plans of investing, however, do not guarantee that you will earn a profit or be protected against losses.

--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------

We offer the following dollar cost averaging programs in the Retirement Cornerstone(R) Series contracts:

..   Special dollar cost averaging;

..   Special money market dollar cost averaging;

..   General dollar cost averaging;

..   Investment simplifier.

The only dollar cost averaging programs that are available to fund your Guaranteed benefits are special dollar cost averaging and special money market dollar cost averaging (together, the "Special DCA programs"). Depending on the Retirement Cornerstone(R) Series contract you own, you will have one of the Special DCA programs available to you, but not both. The Special DCA programs allow you to gradually fund your Guaranteed benefits through systematic transfers to the Guaranteed benefit variable investment options. Also, you may make systematic transfers to the Non-Guaranteed benefit variable investment options and the guaranteed interest option. Amounts in the account for special dollar cost averaging are credited with an enhanced interest rate over the time period selected. Amounts in special money market dollar cost averaging are immediately invested in the EQ/Money Market variable investment option. Only new contributions may be allocated to a Special DCA program. For information on how a Special DCA program may affect certain Guaranteed benefits, see "Guaranteed minimum death benefit and Guaranteed income benefit base" later in this section.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your Non-Guaranteed benefit variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the Non-Guaranteed benefit variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the Non-Guaranteed benefit variable investment options. Below, we provide detail regarding each of the programs.

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Not all dollar cost averaging programs are available in all states. See Appendix V later in this Prospectus for more information on state availability of certain features and benefits.

OUR SPECIAL DCA PROGRAMS. We currently offer the "Special dollar cost averaging program" under the Series B and Series L contracts and the "Special money market dollar cost averaging program" under the Series C and Series CP(R) contracts.

SPECIAL DOLLAR COST AVERAGING

Under the special dollar cost averaging program, you may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We credit daily interest, which will never be less than the guaranteed lifetime minimum rate for the guaranteed interest option, to amounts allocated to this account. We guarantee

32  CONTRACT FEATURES AND BENEFITS
to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options you designate over an available time period that you select, during which you will receive an enhanced interest rate. If the Special dollar cost averaging program is selected at the time of the application to purchase the contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the duration of the time period selected at application. Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the duration of the time period selected at application. Contribution(s) made to the account for special dollar cost averaging after the contract has been issued will be credited with the then current interest rate on the date the contribution is received by us for the time period initially selected by you. Once the time period you selected has ended, you may select another time period for future contributions. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the allocation that you previously made.

SPECIAL MONEY MARKET DOLLAR COST AVERAGING

Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into the investment options over an available time period that you select.

                              -------------------

Under both Special DCA programs, the following applies:

..   Initial contributions to a Special DCA program must be at least $2,000;
    subsequent contributions to an existing Special DCA program must be at least $250;

..   Contributions into a Special DCA program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a Special DCA program;

..   We offer time periods of 3, 6 or 12 months. We may also offer other time periods;

..   Contributions to a Special DCA program may be designated for the Guaranteed benefit variable investment options, the Non- Guaranteed benefit variable investment options and/or the guaranteed interest option, subject to the following:

   -- If you want to dollar cost average only to the Non-Guaranteed benefit variable investment options, you may split your contributions among the Non-Guaranteed benefit variable investment options, Guaranteed benefit variable investment options and a Special DCA program. The instructions for the program may differ from your current allocation instructions. With certain selling broker-dealers, you may not be able to split your initial contribution among the Non- Guaranteed benefit variable investment options, Guaranteed benefit variable options and a Special DCA program. You will, however, be able to split subsequent contributions.

   -- If you want to dollar cost average into the Guaranteed benefit variable investment options, 100% of your contribution must be allocated to the Special DCA program. In other words, your contribution cannot be split between the Special DCA program and any other investment options available under the contract. The instructions for the program must match your current allocation instructions.

   -- If you want to dollar cost average into the guaranteed interest option, 100% of your contribution must be allocated to the Special DCA program. Up to 25% of your Special DCA program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus.

..   Your Guaranteed benefit base(s) will be increased to reflect any contribution to the Special DCA program that you have instructed us to transfer to the Guaranteed benefit variable investment options. The Annual Roll-up rate in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Guaranteed benefit variable investment options;

..   IF WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE
    ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS AND TRANSFERS INTO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, AND YOUR SPECIAL DCA PROGRAM HAS TRANSFERS SCHEDULED TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, THE PROGRAM WILL CONTINUE FOR ITS DURATION. HOWEVER, SUBSEQUENT CONTRIBUTIONS TO ANY GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS UNDER A SPECIAL DCA PROGRAM WILL NOT BE PERMITTED;

..   IF YOU ELECT ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO
    DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S);

..   We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a Special DCA program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the Special DCA program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the variable investment options.

                                              CONTRACT FEATURES AND BENEFITS 33

   If you request to transfer any other amounts from your Special DCA program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the Special DCA program that we have on file for you;

..   Except for withdrawals made under our Automatic RMD withdrawal service, any withdrawal from your Special DCA program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your Special DCA program allocation instructions. Any withdrawal which results in a reduction in the Special DCA program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described later in this Prospectus. See "How withdrawals affect your Guaranteed benefits" later in this section;

..   If you elect any dollar cost averaging program, rebalancing Option II is not available. If you elect a general dollar cost averaging program or special money market dollar cost averaging, rebalancing Option I is not available. See "Rebalancing among your Non-Guaranteed benefit variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus;

..   A Special DCA program may not be in effect at the same time as a general dollar cost averaging program;

..   The only dollar cost averaging program available to fund your Guaranteed benefits is a Special DCA program;

..   You may cancel your participation at any time but you may not change your allocation instructions for transfers during the selected time period. If you terminate your Special DCA program, we will allocate any remaining amounts in your Special DCA program pursuant to your program allocations on file; and

..   We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

GENERAL DOLLAR COST AVERAGING PROGRAM

If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Non-Guaranteed benefit variable investment options. Please see Appendix V for more information on state availability or certain restrictions in your state.

You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.

INVESTMENT SIMPLIFIER

FIXED-DOLLAR OPTION. Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the Non-Guaranteed benefit variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28/th/ day of the month. The minimum transfer amount is $50. Unlike the account for special dollar cost averaging, the fixed dollar option does not offer enhanced rates. Also, this option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

INTEREST SWEEP OPTION. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Non-Guaranteed benefit variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus.

34  CONTRACT FEATURES AND BENEFITS

CREDITS (FOR SERIES CP(R) CONTRACTS)

A credit will also be allocated to your Total account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. We do not include credits in calculating any of your benefit bases under the contract, except to the extent that any credits are part of the Guaranteed benefit account value, which is used to calculate the Annual Ratchet benefit bases or a Roll-up benefit base reset. A credit will not be applied in connection with a partial conversion of a traditional IRA contract to a Roth IRA contract.

The amount of the credit will be either 4% or 5% of each contribution based on your total first-year contributions.

               -------------------------------------------------
                                               CREDIT PERCENTAGE
                                                  APPLIED TO
               FIRST YEAR TOTAL CONTRIBUTIONS    CONTRIBUTIONS
               -------------------------------------------------
                    Less than $350,000                 4%
               -------------------------------------------------
                    $350,000 or more                   5%
               -------------------------------------------------

This credit percentage will be credited to your initial contribution and each subsequent contribution made in the first contract year (after adjustment as described below), as well as those in the second and later contract years. THE CREDIT WILL APPLY TO SUBSEQUENT CONTRIBUTIONS ONLY TO THE EXTENT THAT THE SUM OF THAT CONTRIBUTION AND PRIOR CONTRIBUTIONS TO WHICH NO CREDIT WAS APPLIED EXCEEDS THE TOTAL WITHDRAWALS MADE FROM THE CONTRACT SINCE THE ISSUE DATE.

For example, assume you make an initial contribution of $100,000 to your contract and your account value is credited with $4,000 (4% x $100,000). After that, you decide to withdraw $7,000 from your contract. Later, you make a subsequent contribution of $3,000. You receive no credit on your $3,000 contribution since it does not exceed your total withdrawals ($7,000). Further assume that you make another subsequent contribution of $10,000. At that time, your account value will be credited with $240 [4% x (10,000 + 3,000 - 7,000)].

Although the credit, as adjusted at the end of the first contract year, will be based upon first year total contributions, the following rules affect the percentage with which contributions made in the first contract year are credited during the first contract year:

..   Indication of intent: If you indicate in the application at the time you purchase your contract an intention to make contributions to equal or exceed $350,000 in the first contract year (the "Expected First Year Contribution Amount") and your initial contribution is at least $175,000, your credit percentage will be as follows:

   -- For any contributions resulting in total contributions to date less than your Expected First Year Contribution Amount, the credit percentage will be the percentage that applies to the Expected First Year Contribution Amount based on the table above.

   -- If, at the end of the first contract year, your total contributions were lower than your Expected First Year Contribution Amount such that the credit applied should have been 4%, we will recover any Excess Credit. The Excess Credit is equal to the difference between the credit that was actually applied based on your Expected First Year Contribution Amount (as applicable) and the credit that should have been applied based on first year total contributions. Here, that would be 1%.

   -- The "Indication of intent" approach to first year contributions is not available in all states. Please see Appendix V later in this Prospectus for more information on state availability.

For example:

In your application, you include an Indication of intent to contribute $350,000 and make an initial contribution of $200,000. You do not make any additional contributions in the first contract year. Your account value will initially be credited with $10,000 (5% x $200,000). On your contract date anniversary, your account value will be reduced by $2,000 (1% x $200,000).

..   No indication of intent:

   -- For your initial contribution, we will apply the credit percentage based upon the above table.

   -- For any subsequent first contract year contribution that results in the higher applicable credit percentage (based on total contributions to date), we will increase the credit percentage applied to that contribution, as well as any prior or subsequent contributions made in the first contract year, accordingly.

In addition to the recovery of any Excess Credit, we will recover all of the credit or a portion of the credit in the following situations:

..   If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see "Your right to cancel within a certain number of days" later in this Prospectus). Also, you will not be reimbursed for any charges deducted before cancellation, except in states where we are required to return the amount of your contributions. In states where we are required to return your account value, the amount we return to you upon cancellation will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct) associated with your contributions and the full amount of the credit. See "Charges and expenses" later in this Prospectus for more information.

..   If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years. Please see Appendix V later in this Prospectus for more information on state variations.

..   If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit.

For example:

You make an initial contribution of $100,000 to your contract and your account value is credited with $4,000 (4% x $100,000). If you (i) exercise your right to cancel the contract, (ii) start receiving annuity payments within three years of making the contribution, or (iii) die

                                              CONTRACT FEATURES AND BENEFITS 35
during the one-year period following the receipt of the contribution, we will recapture the entire credit and reduce your account value by $4,000.

When we recover any portion of a credit, we take the dollar amount of the credit from your investment options on a pro rata basis. We do not include credits in the calculation of any withdrawal charge. We do not include credits in calculating any of your benefit bases under the contract, except to the extent that any credits are part of the Guaranteed benefit account value, which is used to calculate the Annual Ratchet benefit bases or a Roll-up benefit base reset. Credits are included in the assessment of any charge that is based on your account value. Credits are also not considered to be part of your investment in the contract for tax purposes. See "Series CP(R) Credits and your Guaranteed minimum death benefit and GIB benefit bases" in "Guaranteed minimum death benefit and Guaranteed income benefit base" below.

We use a portion of the mortality and expense risks charge and withdrawal charge to help recover our cost of providing the credit. We expect to make a profit from these charges. See "Charges and expenses" later in this Prospectus. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Series CP(R) contract for 20 years, you may be better off in a contract without a credit, and with a lower mortality and expense risk charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.

GUARANTEED MINIMUM DEATH BENEFIT AND GUARANTEED INCOME BENEFIT BASE

The Guaranteed minimum death benefit base and Guaranteed income benefit base (hereinafter, in this section called your "Guaranteed benefit bases") are used to calculate the Guaranteed income benefit ("GIB") and the death benefits, as described in this section. Your Guaranteed benefit bases are not account values or cash values. See also "Guaranteed income benefit" and "Guaranteed minimum death benefit" below.

We refer to the following, collectively, as "Guaranteed minimum death benefits:" (i) Return of Principal death benefit; (ii) the Annual Ratchet to age 85 death benefit; and (iii) the "Greater of" death benefit.

As discussed immediately below, when calculating your guaranteed benefits, one or more of the following may apply: (1) the Return of Principal death benefit is based on the Return of Principal death benefit base; (2) the Annual Ratchet death benefit is based on the Annual Ratchet to age 85 benefit base; (3) the "Greater of" death benefit is based on the greater of the Roll-up to age 85 benefit base and the Annual Ratchet to age 85 benefit base; (4) the GIB is based on the greater of Roll-up to age 95 benefit base (the "GIB Roll-up benefit base") and the Annual Ratchet to age 95 benefit base.

For example, you make an initial contribution of $100,000 and allocate the entire $100,000 to the Non-Guaranteed benefit variable investment options. Your Non-Guaranteed benefit account value is credited with $4,000 (4% x $100,000). Assume you later transfer $5,000 to the Guaranteed benefit variable investment options, which represents the credit amount plus earnings, some of which are attributable to the credit amount. Your GIB benefit base would equal $1,000 ($5,000 - $4,000). See "Series CP(R) Credits and your Guaranteed benefit bases" below. However, your Guaranteed benefit account value would still increase by the full amount of the transfer, which in this example would be $5,000.

RETURN OF PRINCIPAL DEATH BENEFIT BASE

Your Return of Principal benefit base is equal to:

..   your initial contribution and any subsequent contributions to the
    Guaranteed benefit variable investment options, either directly or through a Special DCA program; plus

..   any amounts transferred to the Guaranteed benefit variable investment options, less

..   a deduction that reflects any withdrawals you make from the Guaranteed benefit variable investment options or from amounts in a Special DCA program designated for the Guaranteed benefit variable investment options, (including any applicable withdrawal charges). The amount of this deduction is described under "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

Please see Appendix III for an example of how the Return of Principal death benefit base is calculated.

ANNUAL RATCHET TO AGE 85 BENEFIT BASE/ANNUAL RATCHET TO AGE 95 BENEFIT BASE

The Annual Ratchet to age 85 benefit base is used for the Annual Ratchet death benefit and the "Greater of" death benefit. The Annual Ratchet to age 95 benefit base is used for the GIB.

The calculation of your Annual Ratchet benefit base will depend on whether you have taken a withdrawal from the Guaranteed benefit account value.

If you have not taken a withdrawal from your Guaranteed benefit account value, your Annual Ratchet benefit base is equal to the greater of either:

..   Your initial contribution and any subsequent contributions to the
    Guaranteed benefit variable investment options, either directly or through a Special DCA program; plus

..   Amounts transferred to the Guaranteed benefit variable investment options.

                                     -OR-

..   Your highest Guaranteed benefit account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th or 95th birthday, as applicable (plus any transfers to the Guaranteed benefit variable investment options and contributions to a Special DCA program designated for the Guaranteed benefit variable investment options, made since the most recent Annual Ratchet).

If you have taken a withdrawal from your Guaranteed benefit account value, your Annual Ratchet benefit base will be reduced from the

36  CONTRACT FEATURES AND BENEFITS

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amount described above. See "How withdrawals affect your Guaranteed benefits"
later in this section (including any applicable withdrawal charges). The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus. At any time after a withdrawal, your Annual Ratchet benefit base is equal to the greater of either:

..   Your Annual Ratchet benefit base immediately following the most recent withdrawal (plus any transfers to the Guaranteed benefit variable investment options made since the most recent Annual Ratchet).

                                     -OR-

..   Your highest Guaranteed benefit account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th or 95th birthday, as applicable (plus any transfers to the Guaranteed benefit variable investment options made since the most recent Annual Ratchet).

Please see Appendix III and Appendix VII for examples of how the Annual Ratchet to age 85 and Annual Ratchet to age 95 benefit bases are calculated.

ROLL-UP TO AGE 95 ("GIB ROLL-UP BENEFIT BASE") AND ROLL-UP TO AGE 85 (TOGETHER, THE "ROLL-UP BENEFIT BASES") BENEFIT BASES (USED FOR GIB AND "GREATER OF" DEATH BENEFIT)

The Roll-up benefit bases are equal to:

..   your initial contribution and any subsequent contributions to the
    Guaranteed benefit variable investment options, either directly or through a Special DCA program; plus

..   any transfers to the Guaranteed benefit variable investment options; less

..   a deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); plus

..   any "Annual Roll-up amount" minus a deduction that reflects any withdrawals of the "Annual withdrawal amount."

The amount of the deduction for an "Excess withdrawal" and the deduction for the Annual withdrawal amount are described under "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

The "Annual Roll-up amount" is described under "Guaranteed income benefit" later in this section.

For the "Greater of" death benefit, the Roll-up to age 85 benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday.

If you elect both GIB and the "Greater of" death benefit, your Roll-up benefit bases are equal until age 85. Beginning on the contract date anniversary following age 85, your Roll-up to age 85 benefit base will: (i) no longer roll-up; (ii) no longer be eligible for resets; and (iii) be reduced dollar-for-dollar by withdrawals up to your Annual withdrawal amount.

For the GIB, your GIB Roll-up benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner's, if applicable) 95th birthday. If the annuitant is older than the owner, the contract maturity date (the point at which lifetime payments must begin and all Roll-ups will end) will precede the owner's 95th birthday.

For contracts with non-natural owners, the Roll-up benefit bases will be based on the annuitant's (or older joint annuitant's) age.

Please see Appendix III for an example of how the Roll-up benefit bases are calculated.

"GREATER OF" DEATH BENEFIT BENEFIT BASE

Your "Greater of" death benefit benefit base is equal to the greater of:

..   The benefit base computed for the Roll-up to age 85; and

..   The benefit base computed for the Annual Ratchet to age 85.

Both of these are described immediately above.

Please see Appendix III later in this Prospectus for an example of how the "Greater of" death benefit is calculated.

GIB BENEFIT BASE

Your GIB benefit base is equal to the greater of:

..   The benefit base computed for the GIB Roll-up benefit base; and

..   The benefit base computed for the Annual Ratchet to age 95.

Both of these are described immediately above.

The GIB Roll-up benefit base is used to calculate your Annual withdrawal amount, as described later in this section, as well as the GIB benefit base and charge. The Annual Ratchet to age 95 benefit base is not used to calculate your Annual withdrawal amount, but is used to calculate the GIB benefit base and charge.

Please see Appendix III later in this Prospectus for an example of how the GIB benefit base is calculated.

Your Guaranteed benefit base(s) is not an account value. As such, the benefit base(s) cannot be split or divided in any proportion in connection with an event, such as divorce or a Roth IRA conversion.

SERIES CP(R) CREDITS AND YOUR GUARANTEED BENEFIT BASES. Any credit amounts attributable to your contributions are not included in your Guaranteed benefit base(s). If you decide to transfer amounts from your Non-Guaranteed benefit account value into your Guaranteed benefit account value options, only amounts representing contributions and earnings will increase your Guaranteed benefit base(s). Credits to your Non-Guaranteed benefit account value are considered transferred first, though any amount of that transfer that represents a credit will be excluded from your Guaranteed benefit base(s). All transfers, however, will increase the Guaranteed benefit account value by the total amount of the transfer.

For example:

On December 1st, you purchase a Series CP(R) contract, make an initial contribution of $100,000 and elect the GIB. You allocate the entire $100,000 contribution to the Non-Guaranteed benefit variable investment options and $0 to the Guaranteed benefit variable investment options. In effect, you have not started to fund your GIB.

The credit applied to your contract is $4,000 ($100,000 X 4%), resulting in an initial Non-Guaranteed benefit account value of $104,000.

                                              CONTRACT FEATURES AND BENEFITS 37

On December 15th, you decide to fund your GIB by transferring $10,000 to the Guaranteed benefit variable investment options. After that transfer, your Guaranteed benefit account value would be $10,000, but your GIB benefit base would be $6,000 ($10,000 -$4,000). This is because credits to your Non-Guaranteed benefit account value are always considered transferred first.

GIB ROLL-UP BENEFIT BASE AND ROLL-UP TO AGE 85 BENEFIT BASE RESET. As described in this section, your Roll-up benefit base(s) will automatically reset to equal the Guaranteed benefit account value, if higher, every three contract years from your contract issue date, up to the contract date anniversary following:

..   your 85th birthday (for the Roll-up to age 85 benefit base), or

..   your 95th birthday (for the GIB Roll-up benefit base).

If a reset is not applicable on any eligible contract date anniversary, your Roll-up benefit base(s) will not be eligible to be reset again until the next eligible contract date anniversary. For example, even if your Roll-up benefit base(s) did not reset on the third contract date anniversary, it will not be eligible again for a reset until the sixth contract date anniversary.

For jointly-owned contracts, eligibility to reset the Roll-up benefit base(s) is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

Whether you fund your GIB or ''Greater of'' death benefit at contract issue or some later date, the contract date anniversaries on which your Roll-up benefit base(s) is eligible for a reset are the same.

We reserve the right to increase the fee for both the GIB and the ''Greater of'' death benefit if your Roll-up benefit base(s) resets. See ''Fee table'' earlier in this Prospectus and ''Charges and expenses'' later in this Prospectus. Your Roll-up benefit base(s) will reset automatically unless you opt out. We will notify you if your Roll-up benefit base(s) is eligible for a reset and if a fee increase has been declared. If you do not want your fee to increase, you must notify us on the specified form that we provide at least 30 days prior to the contract date anniversary on which your Roll-up benefit base(s) could reset that you want to opt out of the reset. You can notify us on the specified form that we provide, to opt back in to automatic resets at a later date. The current fee will apply upon the next reset. Your Roll-up benefit base(s) would be eligible for resets based on the same schedule: every three contract years from the contract issue date.

If we do not increase the charge when a Roll-Up benefit base resets, the total dollar amount charged on future contract date anniversaries may still increase as a result of the reset since the charges may be applied to a higher benefit base than would have been otherwise applied. See ''Charges and expenses'' later in this Prospectus.

HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFITS

In general, withdrawals from your Guaranteed benefit account value will reduce your Guaranteed benefit bases on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current Guaranteed benefit account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.

A pro rata deduction means that if you take a withdrawal that reduces your Guaranteed benefit base on a pro rata basis and your Guaranteed benefit account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal. For example, if your Guaranteed benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Guaranteed benefit account value. If your benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new benefit base after the withdrawal would be $24,000 ($40,000 - $16,000).

If your Guaranteed benefit account value is greater than your Guaranteed benefit base, an Excess withdrawal will result in a reduction of your Guaranteed benefit base that will be less than the withdrawal. For example, if your Guaranteed benefit account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Guaranteed benefit account value. If your benefit base was $20,000 before the withdrawal, it would be reduced by $8,000 ($20,000 X .40) and your new benefit base after the withdrawal would be $12,000 ($20,000
- $8,000).

For purposes of calculating the adjustment to your Guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your Guaranteed benefit account value. For more information on the calculation of the charge, see ''Withdrawal charge'' later in this Prospectus. Withdrawals from your Guaranteed benefit account value always reduce your Annual Ratchet benefit base and Return of Principal benefit base on a pro rata basis, as described above.

Withdrawals affect your Roll-up benefit bases, as follows:

..   A withdrawal from your Guaranteed benefit account value in the first contract year will reduce your GIB Roll-up benefit base and Roll-up to age 85 benefit base on a pro rata basis.

..   Beginning in the second contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB Roll-up benefit base.

..   Beginning in the second contract year and until age 86, if your Lifetime
    GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base.

..   Beginning at age 86, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar for dollar basis up to your Annual withdrawal amount.

..   A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up benefit base(s) on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from the Guaranteed benefit account value to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from the Guaranteed benefit account value in that contract year will reduce the Roll-up benefit bases on a pro rata basis.

Please remember that the GIB Roll-up benefit base is only one component of the GIB benefit base: the GIB benefit base is equal to the

38  CONTRACT FEATURES AND BENEFITS
greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base. Accordingly, withdrawals can affect your GIB benefit base, as follows:

..   A withdrawal from your Guaranteed benefit account value in the first contract year will reduce your GIB benefit base on a pro rata basis. In other words, such a withdrawal reduces both your GIB Roll-up and Annual Ratchet to age 95 benefit bases on a pro rata basis;

..   Beginning in the second contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base, provided your GIB Roll-up benefit base is greater than your Annual ratchet to age 95 benefit base at the time of the withdrawal. Withdrawals always reduce your Annual Ratchet to age 95 benefit base on a pro rata basis;

..   Beginning in the second contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will reduce your GIB benefit base, if your Annual ratchet to age 95 benefit base is greater than your GIB Roll-up benefit base at the time of the withdrawal. This is true even though your GIB Roll-up benefit base was not reduced by the withdrawal. Withdrawals always reduce your Annual Ratchet to age 95 benefit base on a pro rata basis;

..   A withdrawal in excess of your Annual withdrawal amount will always reduce your GIB benefit base on a pro rata basis. In other words, such a withdrawal reduces both your GIB Roll-up and Annual Ratchet to age 95 benefit bases on a pro rata basis.

Please see Appendix VII later in this Prospectus for examples of how withdrawals affect your Guaranteed benefit bases.

GUARANTEED INCOME BENEFIT

This section describes the Guaranteed income benefit ("GIB").

The GIB is an optional benefit, which is available to owners ages 20-75 (ages 20-70 for Series CP(R)). If the contract is jointly owned, the GIB availability is based on the older owner's age. GIB must be elected at issue.

The GIB may be elected in combination with the Return of Principal death benefit, Annual Ratchet death benefit or the "Greater of" death benefit.

The GIB guarantees, subject to certain restrictions, annual lifetime payments ("Lifetime GIB payments"), and allows you to take certain withdrawals prior to the beginning of your Lifetime GIB payments that do not reduce your GIB benefit base, provided your GIB Roll-up benefit base exceeds your Annual ratchet to age 95 benefit base at the time of the withdrawal.

The Lifetime GIB payments, which will begin at the earliest of:

   (i)the contract date anniversary following the date your Guaranteed benefit account value falls to zero (except as the result of an Excess withdrawal);

  (ii)the contract date anniversary following your 95th birthday; and

 (iii)your contract's maturity date.

See "Lifetime GIB payments" later in this section.

A withdrawal from your Guaranteed benefit account value in the first contract year will reduce your GIB Roll-up benefit base on a pro rata basis. Beginning in the second contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB Roll-up benefit base. Withdrawals in excess of your Annual withdrawal amount will reduce your GIB Roll-up benefit base on a pro rata basis. See "Annual withdrawal amount" later in this section.

Please remember that the GIB Roll-up benefit base is only one component of the GIB benefit base. The GIB benefit base is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base. If the Annual Ratchet to age 95 benefit base is greater than the GIB Roll-up benefit base at the time of a withdrawal, your GIB benefit base will be reduced on a pro rata basis. This means that even if your GIB Roll-up benefit is not reduced as a result of the withdrawal, the same withdrawal could reduce your GIB benefit base. See "How withdrawals affect your Guaranteed benefits" earlier in this section.

If you elect the GIB, you can allocate your contributions to any of the following:

..   Guaranteed benefit variable investment options

..   Non-Guaranteed benefit variable investment options

..   Guaranteed interest option

..   the account for special dollar cost averaging (Series B and L contracts only)

..   the account for special money market dollar cost averaging (Series CP(R)
    and C contracts only)

Only amounts you allocate to the Guaranteed benefit variable investment options and amounts in a Special DCA program designated for the Guaranteed benefit variable investment options will fund the Guaranteed benefits. These amounts will be included in your Guaranteed benefit base(s) and will become part of your Guaranteed benefit account value.

For example:

You purchase a Retirement Cornerstone(R) Series contract with an initial contribution of $100,000 and allocate $60,000 to the Guaranteed benefit variable investment options and $40,000 to the Non-Guaranteed benefit variable investment options. Your initial Guaranteed minimum death benefit base will be $60,000.

You can allocate money to the Guaranteed benefit variable investment options immediately or at some later date.

See "GIB benefit base" earlier in this section for more information on how your benefit base works. Please note that all allocations must comply with our Custom Selection Rules. See "Allocating your contributions" earlier in this section.

Your GIB Roll-up benefit base will automatically reset every three contract years up to your 95th birthday. See "GIB Roll-up benefit base and Roll-up to age 85 benefit base reset" earlier in this section.

There is an additional charge for the GIB which is described under "Guaranteed income benefit charge" in "Charges and expenses"

                                              CONTRACT FEATURES AND BENEFITS 39
later in this Prospectus. If you decide to drop your GIB, any optional Guaranteed death benefit will also terminate. See "Dropping a Guaranteed benefit" later in this section for more information.

If you elect the GIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus for more information. As such, the benefit base(s) cannot be split or divided in any proportion in connection with a divorce.

--------------------------------------------------------------------------------
The Guaranteed income benefit should be regarded as a safety net only.
--------------------------------------------------------------------------------

ANNUAL WITHDRAWAL AMOUNT

(APPLICABLE PRIOR TO THE BEGINNING OF LIFETIME GIB PAYMENTS)

Your Annual withdrawal amount is calculated on the first day of each contract year, and is equal to:

..   the Annual Roll-up rate in effect at the time, multiplied by;

..   the GIB Roll-up benefit base as of the most recent contract date anniversary.

Beginning in the second contract year, if your Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GIB Roll-up benefit base.

Beginning in the second contract year until age 86, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base. Beginning at age 86, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount.

A withdrawal from your Guaranteed benefit account value in the first contract year, will reduce the Roll-up benefit bases on a pro rata basis. A withdrawal in excess of your Annual withdrawal amount will always reduce the Roll-up benefit bases on a pro rata basis. This is referred to as an "Excess withdrawal". For an example of a pro rata reduction, see "How withdrawals affect your Guaranteed benefits" earlier in this section.

Please remember that the GIB Roll-up benefit base is only one component of the GIB benefit base. The GIB benefit base is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base. If the Annual Ratchet to age 95 benefit base is greater than the GIB Roll-up benefit base at the time of a withdrawal, your GIB benefit base will be reduced on a pro rata basis. This means that even if your GIB Roll-up benefit is not reduced as a result of the withdrawal, the same withdrawal could reduce your GIB benefit base.

For more information, see "Example of how your Annual withdrawal amount; Annual Roll-up amount and annual benefit base adjustment; and the effect of an Excess withdrawal is calculated" below in this section. See also "How withdrawals affect your Guaranteed benefits" earlier in this section and see Appendix VII later in this Prospectus for examples of how withdrawals affect your Annual withdrawal amount.

Your Annual withdrawal amount is based solely on your GIB Roll-up benefit base; it is not impacted by your Annual Ratchet to age 95 benefit base.

Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year. Your Annual withdrawal amount may be more than or less than your Lifetime GIB payments. See "Lifetime GIB payments," below.

ANNUAL ROLL-UP RATE

The Annual Roll-up rate ("Annual Roll-up rate") is used to calculate your Annual withdrawal amount and amounts credited to your Roll-up benefit base(s). The rate is variable and will be tied to the ten-year Treasuries formula rate (as described below) but will never be less than 4% in all contract years. The Annual Roll-up rate will be set at our discretion, subject to the stated minimum.

THE TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, the "ten-year Treasuries formula rate" is the average of the rates for ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1% rounded to the nearest 0.10% increment. The minimum Annual Roll-up rate based on the ten-year Treasuries formula rate will never be greater than 8%. We reserve the right, however, to declare an Annual Roll-up rate that is greater than 8%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

NEW BUSINESS RATES. Your initial Annual Roll-up rate will not be less than 4% or, if greater, the ten-year Treasuries formula rate. Once a contract is issued with the Annual Roll-up rate that is then in effect for new business, that rate will be applicable for one contract year even if you fund your guaranteed benefits later in that contract year.

75 DAY RATE LOCK-IN. If your initial contribution is received within 75 days of the date you sign your application, your initial Annual Roll-up rate will be the greater of the rate in effect on the date of the application or the rate in effect on the date your contract is issued. If we do not receive your initial contribution within 75 days of the date you sign you application, your initial Annual Roll-up rate will be the rate in effect on the date we issue your contract. See Appendix V later in this Prospectus to see if a longer rate lock in period applies in your state.

RENEWAL RATES. On the first day of each contract year, starting with the second contract year, a new Annual Roll-up rate will apply to your contract (the "Renewal" rate). Your Renewal rate will never be less than the greater of the ten-year Treasuries formula rate or 4%.

The Renewal rate may be more than or less than, or equal to, your initial Annual Roll-up rate. We also reserve the right to set new business rates that are higher than Renewal rates.

Any transfers or contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program, after the first day of any contract year will get the Annual Roll-up rate in effect as of the most recent contract date anniversary.

NOTIFICATION OF ANNUAL ROLL-UP RATE AND RENEWAL RATES. If you elect the GIB or the GIB and "Greater of" death benefit at issue, your contract will indicate the Annual Roll-up rate for your first contract year. This rate may not be the same rate that was illustrated prior to your purchase of the contract. If you choose to fund the GIB or the GIB and

40  CONTRACT FEATURES AND BENEFITS

"Greater of" death benefit after issue, you can contact a Customer Service Representative to find out the current Annual Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal Roll-up rate, as well as the previous year's Annual Roll-up rate for your contract. This information can also be found online, through your Online Access Account.

ANNUAL ROLL-UP AMOUNT AND ANNUAL BENEFIT BASE ADJUSTMENT

On each contract date anniversary, we will adjust the Roll-up benefit bases to reflect any applicable Annual Roll-up amount. Your Annual Roll-up amount is calculated, as follows:

..   your Roll-up benefit base(s) on the preceding contract date anniversary, multiplied by:

..   the Annual Roll-up rate that was in effect on the first day of the contract year; plus

..   a pro-rated Roll-up amount for any transfer or contribution to the
    Guaranteed benefit variable investment options, either directly or through a Special DCA program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; less

..   any withdrawals of the Annual withdrawal amount will result in a dollar-for-dollar reduction of the Annual Roll-up amount.

The GIB benefit base stops rolling up on the contract date anniversary following the owner's (or older joint owner, if applicable) 95th birthday. The Roll-up to age 85 benefit base, used in connection with the "Greater of" death benefit, stops rolling up on the contract date anniversary following the owner's (or older joint owner, if applicable) 85th birthday.

For more information, see the example immediately below.

Example of how your Annual withdrawal amount; Annual Roll-up Amount and annual benefit base adjustment; and the effect of an Excess withdrawal is calculated.

ANNUAL WITHDRAWAL AMOUNT. Assume you make a contribution of $200,000 and allocate $100,000 to your Guaranteed benefit variable investment options and $100,000 to your Non-Guaranteed benefit variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Guaranteed benefit variable investment options. Also assume that your Annual Roll-up rate is 4% in each contract year. Accordingly, your GIB Roll-up benefit base on your fifth contract date anniversary is $127,290.

The GIB Roll-up benefit base of $127,290 is calculated as follows:

You start with $100,000 allocated to the Guaranteed benefit variable investment options:

..   The first Annual Roll-up amount increases your GIB Roll-up benefit base to
    $104,000;

..   The second Annual Roll-up amount increases your GIB Roll-up benefit base to
    $108,160;

..   Your $5,000 transfer from your Non-Guaranteed benefit account value increases your GIB Roll-up benefit base to $113,160;

..   The third Annual Roll-up amount increases your GIB Roll-up benefit base to
    $117,686;

..   The fourth Annual Roll-up amount increases your GIB Roll-up benefit base to
    $122,394; and

..   The fifth Annual Roll-up amount increases your GIB Roll-up benefit base to
    $127,290.

Your Annual withdrawal amount as of the beginning of contract year six is equal to $5,092, calculated as follows:

..   4% (your current Annual Roll-up rate) MULTIPLIED BY

..   $127,290 (your GIB Roll-up benefit base as of your most recent contract date anniversary) EQUALS

..   $5,092.

ANNUAL ROLL-UP AMOUNT AND ANNUAL BENEFIT BASE ADJUSTMENT. Further assume that during contract year six (on the 146th day of the contract year), you make a contribution of $10,000 to your Guaranteed benefit variable investment options, making your current GIB Roll-up benefit base $137,290. Also assume that you withdraw your full Annual withdrawal amount of $5,092 during contract year six.

On your sixth contract date anniversary, your Annual Roll-up amount is equal to $240, calculated as follows:

..   4% (your current Annual Roll-up rate) MULTIPLIED BY

..   $127,290 (your GIB Roll-up benefit base as of your most recent contract date anniversary) PLUS

..   $240 (the daily pro-rated roll-up amount for the contribution: $10,000 x 4%
    x 219/365 = $240) MINUS

..   $5,092 (the Annual withdrawal amount, which was withdrawn)

..   EQUALS $240

Your adjusted GIB Roll-up benefit base is $137,530.

EFFECT OF AN EXCESS WITHDRAWAL. In contract year six, assume instead that you make a withdrawal of $8,092 (including any applicable withdrawal charges). This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $5,092 ($8,092 - $5,092 = $3,000). Further, assume that your Guaranteed benefit account value at the time of this withdrawal is $100,000. As described earlier in this section, Excess withdrawals reduce your GIB Roll-up benefit base on a pro rata basis. Accordingly, your GIB Roll-up benefit base is reduced by $4,119 at the time of the withdrawal, calculated as follows:

..   $137,290 (your current GIB Roll-up benefit base: $127,290 + $10,000)
    MULTIPLIED BY

..   3% (the percentage of your then current Guaranteed benefit account value that was withdrawn) EQUALS

..   $4,119.

On your sixth contract date anniversary, your adjusted GIB Roll-up benefit base is $133,411, calculated as follows:

..   $133,171 (your GIB Roll-up benefit base adjusted to reflect the Excess withdrawal: $137,290 - $4,119 = $133,171) PLUS

..   $240 (your Annual Roll-up amount) EQUALS

..   $133,411.

                                              CONTRACT FEATURES AND BENEFITS 41

See Appendix VII later in this Prospectus for more examples of how withdrawals affect your guaranteed benefit bases and Annual withdrawal amount.

LIFETIME GIB PAYMENTS

The GIB guarantees annual lifetime payments ("Lifetime GIB payments"), which will begin at the earliest of:

   (i)the contract date anniversary following the date your Guaranteed benefit account value falls to zero (except as the result of an Excess withdrawal);

  (ii)the contract date anniversary following your 95th birthday; and

 (iii)your contract's maturity date.

Your Lifetime GIB payments will be calculated as described below in this section. Whether your Lifetime GIB payments are triggered by your Guaranteed benefit account value falling to zero (due to either withdrawals or the deduction of charges) or contract maturity or owner age 95, we use the same calculation to determine the amount of the payments. Neither a withdrawal of your Annual withdrawal amount nor a deduction of charges is considered an Excess withdrawal. Similarly, whether we pay you under a supplemental contract or under your Retirement Cornerstone(R) contract, the calculation of the payments is not impacted.

For single owner contracts, the payout can be either based on a single life (the owner's life) or joint lives. The joint life must be the spouse of the owner, and payments will be based on the age of the younger spouse. For jointly owned contracts, payments can be based on a single life (based on the life of the older spouse) or joint lives (based on the age of the younger spouse). (For non-natural owners, payments are available on the same basis but are based on the annuitant or joint annuitant's life). An owner may choose a single or joint life payout based on whether he or she wants Lifetime GIB payments to continue for the life of the younger spouse.

Your Lifetime GIB payments are calculated by applying a percentage to your GIB benefit base. If your Guaranteed benefit account value is zero as described above, we will use your GIB benefit base as of the day your account value was reduced to zero. The percentage is based on your age (or for Joint life contracts, the age of the younger spouse), as follows:

--------------------------------------
 AGE          SINGLE LIFE  JOINT LIFE
--------------------------------------
Up to age 85  4%           3.25%

Ages 86-94    5%           4%

Age 95        6%           4.5%
--------------------------------------

If your Guaranteed benefit account value is reduced to zero, as described above, and you have no Non-Guaranteed benefit account value, the following applies:

(i)We will issue a supplementary contract with the same owner and beneficiary.

(ii)We will set up the payout based on a single life. You will have 30 days from the date we issue the supplementary contract in which to make any changes (regarding payouts based on joint lives or the frequency with which payments are made).

(iii)If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. In the next contract year, you will begin receiving your Lifetime GIB payments. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(iv)If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing the supplementary contract. Your Lifetime GIB payment will begin in the next con- tract year. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(v)If you were taking other withdrawals, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments at the end of the next contract year. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vi)If you were not taking withdrawals, and your Guaranteed benefit account value was reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vii)Your Guaranteed minimum death benefit will be terminated and no subsequent contributions or transfers will be permitted once your Guaranteed benefit account value goes to zero.

If your Guaranteed benefit account value is reduced to zero, as described above, and you have Non-Guaranteed benefit account value, the following applies:

(i)We will issue you a GIB payout kit. The kit will include a statement that reflects your Lifetime GIB payments, the frequency of those payments, identifying information about payees, and other applicable forms.

(ii)We will set up the payout based on a single life. You will have 30 days from the date we send your GIB payout kit in which to make any changes (regarding payouts based on joint lives or the frequency on which payments are made).

(iii)If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the scheduled payments to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

42  CONTRACT FEATURES AND BENEFITS

(iv)If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the next scheduled payment to equal your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(v)If you were taking other withdrawals, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments at the end of the next contract year. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vi)If you were not taking withdrawals, and your Guaranteed benefit account value is reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vii)Your Lifetime GIB payment will not reduce your Non-Guaranteed benefit account value.

(viii)Your Guaranteed minimum death benefit will be terminated once your Guaranteed benefit account value goes to zero.

(ix)Your Lifetime GIB payments will continue under your Retirement Cornerstone(R) Series contract until your Non-Guaranteed benefit account value falls to zero or your contract matures, at which time we will issue you a supplementary contract for the remaining Lifetime GIB payments.

If your Guaranteed benefit account value has not fallen to zero before the contract maturity date or the owner reaches age 95, whichever is sooner, the following applies:

(i)We will issue a supplementary contract with the same owner and beneficiary;

(ii)Your Lifetime GIB payments will be equal to the greater of:

   -- your Guaranteed benefit account value applied to the guaranteed, or, if greater, the current annuitization factors,

                                     -OR-

   -- the GIB benefit base applied to the flat percentage discussed above in this section;

For example, assuming the current annuitization factors are greater than the guaranteed annuitization factors, a male contract owner who is age 95 and has a $100,000 GIB benefit base and $50,000 in Guaranteed benefit account value would receive the greater of the following:

(i)Current annuitization factors (which are subject to change) applied to his $50,000 Guaranteed benefit account value, which currently equals a monthly payment of $1,065, or

(ii)The flat percentage discussed above (in this example, it would be 6%) applied to his $100,000 GIB benefit base, which equals a Lifetime GIB monthly payment of $500.

In this example, the contract owner's monthly payment would be $1,065.

(i)Any Non-Guaranteed benefit account value will be annuitized under a separate contract based on one of the annuity payout options discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus;

(ii)Upon issuing your supplementary contract, your Guaranteed minimum death benefit and your death benefit in connection with your Non-Guaranteed benefit account value will be terminated.

If you elect the GIB and your Guaranteed benefit account value falls to zero due to an Excess withdrawal, we will terminate your GIB and you will receive no payment or supplementary life annuity contract, even if your GIB benefit base is greater than zero.

Please see the Hypothetical illustrations in Appendix IV for an example of how Lifetime GIB payments are calculated when: (i) a hypothetical Guaranteed benefit account value falls to zero, and (ii) a contract owner reaches age 95.

DEATH BENEFIT

For the purposes of determining the death benefit under the contract, we treat your Non-Guaranteed benefit account value and any guaranteed minimum death benefit separately.

The death benefit in connection with your Non-Guaranteed benefit account value is equal to your Non-Guaranteed benefit account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment.

GUARANTEED MINIMUM DEATH BENEFITS

At issue, you may elect one of our optional Guaranteed minimum death benefit options in connection with the Guaranteed benefit account value:

..   Return of Principal death benefit; or

..   Annual Ratchet death benefit; or

..   The "Greater of" death benefit.

The "Greater of" death benefit can only be elected in combination with the GIB and you are age 20-75 (20-70 for Series CP(R)). The Return of Principal death benefit and the Annual Ratchet death benefit are available with or without the GIB if you are age 0-75 (0-70 for Series CP(R)). The Annual Ratchet death benefit and "Greater of" death benefit are available at an additional charge.

If you elect a Guaranteed minimum death benefit, you can allocate your contributions to any of the following:

..   Guaranteed benefit variable investment options

..   Non-Guaranteed benefit variable investment options

..   Guaranteed interest option

..   the account for special money market dollar cost averaging (Series C and
    CP/SM /contracts only)

..   the account for special dollar cost averaging (Series B and L contracts only)

                                              CONTRACT FEATURES AND BENEFITS 43

Only amounts you allocate to the Guaranteed benefit variable investment options and a Special DCA program designated for the Guaranteed benefit variable investment options will fund the Guaranteed benefits. These amounts will be included in your Guaranteed benefit base(s) and will become part of your Guaranteed benefit account value.

Your death benefit is equal to your Guaranteed benefit account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, and any required information and forms necessary to effect payment, or your applicable Guaranteed minimum death benefit on the date of the owner's (or older joint owner's, if applicable) death, adjusted for subsequent withdrawals (and any withdrawal charges), whichever provides the higher amount.

Your Guaranteed minimum death benefit is equal to its corresponding benefit base described earlier in "Guaranteed minimum death benefit and Guaranteed income benefit base."

Once you have made your Guaranteed minimum death benefit election, you may drop it but you cannot otherwise change your election. If you drop your Guaranteed minimum death benefit, your GIB will be dropped automatically. For more information see "Dropping a Guaranteed benefit" later in this section.

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

The Guaranteed minimum death benefits are subject to state availability (see Appendix V later in this Prospectus for state availability of these benefits) and your age at contract issue.

For contracts with non-natural owners, the available death benefits are based on the annuitant's age.

If you elect the "Greater of" death benefit, your Roll-Up benefit base will be eligible for resets. See "GIB Roll-up benefit base and Roll-up to age 85 benefit base reset" earlier in this section.

Please see both "Effect of your account values falling to zero" in "Determining your contract's value" and "How withdrawals affect your Guaranteed benefits" earlier in this section and the section entitled "Charges and expenses" later in this Prospectus for more information on these Guaranteed benefits.

See Appendix III later in this Prospectus for examples of how the Guaranteed minimum death benefits work.

DROPPING A GUARANTEED BENEFIT

You may drop a Guaranteed benefit from your contract, subject to the following:

..   If you elect to drop a Guaranteed benefit, any other Guaranteed benefit you have elected will be dropped automatically.

..   You may not drop a Guaranteed benefit if there are any withdrawal charges in effect under your contract, including withdrawal charges applicable to subsequent contributions. For Series C contracts, you may not drop a Guaranteed benefit until the later of: (1) four years from the date we issue the contract, or (2) the contract date anniversary following the first transfer or contribution to the Guaranteed benefit variable investment options, either directly or through a Special DCA program.

..   If you fund a Guaranteed benefit after your contract is issued, you may not drop the benefit until the later of: (1) the expiration of any withdrawal charges in effect under your contract, or (2) the contract date anniversary following the first transfer or contribution to the Guaranteed benefit variable investment options, either directly or through a Special DCA program.

..   If you request to drop a Guaranteed benefit from your contract, you will have to withdraw all your Guaranteed benefit account value or transfer it into the Non-Guaranteed benefit account value. You will no longer be permitted to make any contributions or transfers into the Guaranteed benefit variable investment options either directly or through a Special DCA program.

..   The Guaranteed benefit(s) will be dropped from your contract on the date we receive your election form at our processing office in good order. If you drop the a Guaranteed benefit on a date other than a contract date anniversary, we will deduct a pro rata portion of the Guaranteed benefit charge for the contract year on that date. At that point, you will no longer be charged for the benefit(s).

If you drop a Guaranteed benefit, you will not be permitted to add it to your contract again.

INHERITED IRA BENEFICIARY CONTINUATION CONTRACT
(Not available for Series CP(R) contracts)

THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS INTENDED TO PROVIDE OPTIONS TO BENEFICIARIES IN COMPLYING WITH FEDERAL INCOME TAX RULES. THERE ARE A NUMBER OF LIMITATIONS ON WHO CAN PURCHASE THE CONTRACT, HOW THE CONTRACT IS PURCHASED, AND THE FEATURES THAT ARE AVAILABLE UNDER THE CONTRACT. A PROSPECTIVE PURCHASER SHOULD SEEK TAX ADVICE BEFORE MAKING A DECISION TO PURCHASE THE CONTRACT.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by AXA Equitable. The beneficiary may want to change the investments of the "original IRA" inherited from the now-deceased IRA owner, but must take post-death required minimum distribution ("RMD") payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option ("BCO") restricted to eligible beneficiaries of contracts issued by AXA Equitable. See "Beneficiary continuation option for IRA and Roth IRA contracts" under "Beneficiary continuation option" in "Payment of death benefit" later in this Prospectus. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

44  CONTRACT FEATURES AND BENEFITS

WHO CAN PURCHASE AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of non-AXA Equitable contracts as follows:

..   beneficiaries of IRAs who are individuals ("IRA beneficiaries"); and

..   eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans ("Non-spousal Applicable Plan beneficiaries"). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a Non-spousal Applicable Plan beneficiary.

HOW AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS PURCHASED

IRA BENEFICIARY. A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original Roth IRA. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

NON-SPOUSAL APPLICABLE PLAN BENEFICIARY. In the case of a non-spousal beneficiary under a deceased plan participant's Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to "deceased owner" include "deceased plan participant"; references to "original IRA" include "the deceased plan participant's interest or benefit under the Applicable Plan", and references to "individual beneficiary of a traditional IRA" include "individual non-spousal beneficiary under an Applicable Plan."

LIMITATIONS ON CERTAIN FEATURES UNDER THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

This contract is intended only for beneficiaries who want to take payments at least annually over their life expectancy. These payments generally must begin no later than December 31st of the calendar year following the year the deceased owner died. Beneficiaries who do not want to take annual scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract's focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

When the Inherited IRA beneficiary continuation contract is owned by an IRA beneficiary:

..   The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner's original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

..   The initial contribution must be a direct transfer from the deceased owner's original IRA and is subject to minimum contribution amounts. See "Rules regarding contributions to your contract" in "Appendix IX" for more information.

..   Any subsequent contribution must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than AXA Equitable, where the deceased owner is the same as under the original IRA contract.

..   The Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy deter- mined in the calendar year after the deceased owner's death and determined on a term certain basis. However, for certain Inherited IRAs, if you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from the AXA Equitable Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

When the Inherited IRA beneficiary continuation contract is owned by a Non-spousal Applicable Plan beneficiary:

..   The initial contribution must be a direct rollover from the deceased plan participant's Applicable Plan and is subject to minimum contribution amounts. See "Rules regarding contributions to your contract" in "Appendix IX" for more information.

..   There are no subsequent contributions.

..   You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis.

..   You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

                                              CONTRACT FEATURES AND BENEFITS 45

Features of the Inherited IRA beneficiary continuation contract which apply to either type of owner:

..   The beneficiary of the original IRA (or the Non-spousal Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a "see-through trust," the oldest beneficiary of the trust will be the annuitant.

..   An Inherited IRA beneficiary continuation contract is not available for owners over age 70.

..   You may make transfers among the investment options, as permitted.

..   You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in "Charges and expenses" later in this Prospectus.

..   If you have elected the Return of Principal death benefit or the Annual
    Ratchet to age 85 death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit(s).

..   The GIB, the "Greater of" death benefit, Spousal continuation, automatic investment program, automatic payment plans and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.

..   Upon your death, your beneficiary has the option to continue taking RMDs based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, withdrawal charges (if applicable) will no longer apply. If you had elected a Guaranteed minimum death benefit, it will no longer be in effect and any applicable charge for such benefit will stop.

..   When you die, we will pay your beneficiary the Non-Guaranteed benefit account value and the greater of the Guaranteed benefit account value or the applicable death benefit.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may return it to us for a refund. To exercise this cancellation right you must mail the contract, with a signed letter of instruction electing this right, to our processing office within 10 days after you receive it. If state law requires, this "free look" period may be longer. Other state variations may apply. Please contact your financial professional and/or see Appendix V to find out what applies in your state.

Generally, your refund will equal your Total account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option, and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii) or (iii) above). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

For Series CP(R) contract owners, please note that you will forfeit the Credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

..   you cancel your contract during the free look period; or

..   you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract, whichever applies. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value," later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this Prospectus.

46  CONTRACT FEATURES AND BENEFITS

2. Determining your contract's value


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YOUR ACCOUNT VALUE AND CASH VALUE

Your "Total account value" is the total of: (i) the Guaranteed benefit account value, and (ii) the Non-Guaranteed benefit account value. Your "Guaranteed benefit account value" is the total value you have in: (i) the Guaranteed benefit variable investment options, and (ii) amounts in a Special DCA program designated for the Guaranteed benefit variable investment options. Your "Non-Guaranteed benefit account value" is the total value you have in: (i) the Non-Guaranteed benefit variable investment options, (ii) the guaranteed interest option, and (iii) amounts in a Special DCA program designated for the Non-Guaranteed benefit variable investment options and the guaranteed interest option. See "What your investment options are under the contract" in "Contract Features and benefits" for a detailed list of the Guaranteed benefit variable investment options and Non-Guaranteed benefit variable investment options.

Your contract also has a "cash value." Your contract's cash value is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as any optional benefit charges; and
(ii) any applicable withdrawal charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)mortality and expense risks;

(ii)administrative expenses; and

(iii)distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)increased to reflect subsequent contributions (plus the Credit for Series CP(R) contracts);

(ii)decreased to reflect withdrawals (plus withdrawal charges, if applicable);
    or

(iii)increased to reflect transfers into or decreased to reflect a transfer out of a variable investment option.

In addition, when we deduct any Guaranteed benefit charge, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated can be found in the SAI.

YOUR CONTRACT'S VALUE IN THE GUARANTEED INTEREST OPTION

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus transfers and withdrawals out of the option, and charges we deduct.

YOUR CONTRACT'S VALUE IN THE ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING

(For Series B and Series L contracts only)

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, minus any amounts that have been transferred to the variable investment options you have selected, and charges we deduct.

EFFECT OF YOUR ACCOUNT VALUES FALLING TO ZERO

In general, your contract will terminate without value if your Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges when due, or a combination of two, as described below:

..   If you have Non-Guaranteed benefit account value only and it falls to zero as the result of withdrawals or the payment of any applicable charges, your contract will terminate.

..   Your Guaranteed minimum death benefit will terminate without value if your
    Guaranteed benefit account value falls to zero as the result of withdrawals or the payment of any applicable charges. This will happen whether or not you also elected the GIB or receive Lifetime GIB payments. Unless you have amounts allocated to your Non-Guaranteed benefit account value, your contract will also terminate.

..   If you elected the GIB and your Guaranteed benefit account value falls to zero as the result of the payment of any applicable charges or a withdrawal that is not an Excess withdrawal, you will receive Lifetime GIB payments in accordance with the terms of the GIB. Unless you have amounts allocated to your Non-Guaranteed benefit account value, your contract will also terminate.

..   If your Guaranteed benefit account value falls to zero due to an Excess withdrawal, your GIB will terminate and you will not receive Lifetime GIB payments. Unless you have amounts allocated to your Non-Guaranteed benefit account value, your contract will also terminate.

Certain withdrawals, even one that does not cause your Total account value to fall to zero, will be treated as a request to surrender your

                                           DETERMINING YOUR CONTRACT'S VALUE 47
contract and terminate your Guaranteed minimum death benefit. See "Withdrawals treated as surrenders" in "Accessing your money."

As discussed earlier in this Prospectus, we reserve the right to discontinue or limit your ability to make subsequent contributions to the contract or subsequent transfers or contributions to the Guaranteed benefit variable investment options, either directly or through a Special DCA program. If we exercise this right, and your account values are at risk of falling to zero, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/or Guaranteed benefit termination.

Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.

See Appendix V for any state variations with regard to termination of your contract.

48  DETERMINING YOUR CONTRACT'S VALUE

3. Transferring your money among investment options


TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your Total account value among the investment options, subject to the following:

..   You may not transfer any amount to a Special DCA program.

..   Amounts allocated to the Non-Guaranteed benefit variable investment options or guaranteed interest option can be transferred among the Non-Guaranteed benefit variable investment options. Also, amounts allocated to the Non-Guaranteed benefit variable investment options or the guaranteed interest option can be transferred to the Guaranteed benefit variable investment options until the contract date anniversary following owner age 75, or if later, the first contract date anniversary. Transfers into your Guaranteed benefit account value will be allocated in accordance with your allocation instructions on file. See the limitations on amounts that may be transferred out of the guaranteed interest option below.

..   Amounts invested in the Guaranteed benefit variable investment options can only be transferred among the Guaranteed benefit variable investment options. Transfers out of the Guaranteed benefit variable investment options into the Non-Guaranteed benefit variable investment options or guaranteed interest option are not permitted. However, if the owner elects to cancel a Guaranteed benefit, the entire Guaranteed benefit account value must be withdrawn from the contract or transferred into the Non-Guaranteed benefit variable investment options or guaranteed interest option. See "Dropping a Guaranteed benefit" earlier in this Prospectus. See the limitations on amounts that may be transferred into the guaranteed investment option below. ONCE A WITHDRAWAL IS TAKEN FROM YOUR GUARANTEED BENEFIT ACCOUNT VALUE, YOU CANNOT MAKE ADDITIONAL CONTRIBUTIONS TO YOUR GUARANTEED BENEFIT ACCOUNT VALUE. YOU MAY, HOWEVER, BE ABLE TO CONTINUE TO MAKE TRANSFERS FROM YOUR NON-GUARANTEED BENEFIT ACCOUNT VALUE TO THE GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS UNTIL SUCH TIME YOU MAKE A SUBSEQUENT CONTRIBUTION TO YOUR NON-GUARANTEED BENEFIT ACCOUNT VALUE. See "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

..   For amounts allocated to the Guaranteed benefit variable invest- ment options, you may make a transfer from one Guaranteed benefit variable investment option to another Guaranteed benefit variable investment option as follows:

   -- You may make a transfer within the same category provided the resulting allocation to the receiving Guaranteed benefit variable investment option does not exceed the investment option maximum in place at the time of the transfer.

   -- You can make a transfer from a Guaranteed benefit variable investment option in one category to a Guaranteed benefit variable investment option in another category as long as any applicable minimum rule(s) for the transferring category, the minimum and maximum rule(s) for all categories and the maximum rule for the receiving Guaranteed benefit variable investment option are met. For detailed information regarding these rules, see "Category and investment option limitations" under "Allocating your contributions" in "Contract features and benefits."

   -- You may also request a transfer that would reallocate your account value in the Guaranteed benefit variable investment options based on percentages, provided those percentages are consistent with the category and Guaranteed benefit variable investment option limits in place at the time of the transfer.

   -- In calculating the limits for any transfers among the Guaranteed benefit variable investment options, we use the Guaranteed benefit account value percentages as of the date prior to the transfer.

   -- Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection Rules at the time of the request. In connection with any transfer, you should consider providing new allocation instructions, which would be used in connection with future rebalancing. A transfer must comply with the Custom Selection Rules described under "Allocating your contributions" earlier in the Prospectus.

..   A transfer into the guaranteed interest option will not be permit- ted if such transfer would result in more than 25% of the total account value being allocated to the guaranteed interest option, based on the total account value as of the previous business day. This restriction is waived for amounts transferred from a dollar cost averaging program into the guaranteed interest option.

..   We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, fre- quency, or dollar amount of transfers.

..   We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect.

..   We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see "Transfer charge" in "Charges and expenses" later in this Prospectus.

..   For transfer restrictions regarding disruptive transfer activity, see
    "Disruptive transfer activity" below.

..   The maximum amount that may be transferred from the guaran- teed interest option to any investment option (including amounts transferred pursuant to the fixed-dollar option and interest sweep option dollar cost averaging programs described under "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus) in any contract year is the greatest of:

   (a)25% of the amount you have in the guaranteed interest option on the last day of the prior contract year; or

                            TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS 49

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





   (b)the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

   (c)25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you by way of a supplement to this Prospectus. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. A new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing, by telephone using TOPS or through Online Account Access. You must send in all written transfer requests directly to our processing office. Transfer requests should specify:

(1)the contract number;

(2)the dollar amounts or percentages of your current applicable account value to be transferred; and

(3)the investment options to and from which you are transferring.

We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a portfolio to maintain larger amounts of cash or to liquidate portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying portfolios for more information on how portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the "affiliated trusts"), as well as investment options with underlying portfolios of outside trusts with which AXA Equitable has entered participation agreements (the "unaffiliated trusts" and, collectively with the affiliated trusts, the "trusts"). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each portfolio on a daily basis. On any day when a portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract, we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us

50 TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

REBALANCING AMONG YOUR NON-GUARANTEED BENEFIT VARIABLE INVESTMENT OPTIONS AND GUARANTEED INTEREST OPTION

We offer two rebalancing programs that you can use to automatically reallocate your Non-Guaranteed account value among your Non-Guaranteed benefit variable investment options and the guaranteed interest option. Option I allows you to rebalance your Non-Guaranteed benefit account value among the Non-Guaranteed benefit variable investment options. Option II allows you to rebalance your Non-Guaranteed benefit account value among the Non-Guaranteed benefit variable investment options and the guaranteed interest option.

To enroll in one of our rebalancing programs, you must notify us in writing or through Online Account Access and tell us:

(a)the percentage you want invested in each investment option (whole percentages only), and

(b)how often you want the rebalancing to occur (quarterly, semiannually, or annually on a contract year basis)

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract issue date. If you elect quarterly rebalancing, the rebalancing in the last quarter of the contract year will occur on the contract date anniversary.

Once it is available, you may elect or terminate the rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to our processing office. Termination requests can be made online through Online Account Access. See "How to reach us" in "Who is AXA Equitable?" earlier in this Prospectus. There is no charge for the rebalancing feature.

--------------------------------------------------------------------------------
Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.
--------------------------------------------------------------------------------

While your rebalancing program is in effect, we will transfer amounts among the applicable investment options so that the percentage of your Non-Guaranteed benefit account value that you specify is invested in each option at the end of each rebalancing date.

If you select Option II, you will be subject to our rules regarding transfers from the guaranteed interest option to the Non-Guaranteed benefit variable investment options. These rules are described in "Transferring your account value" earlier in this section. Under Option II, a transfer into or out of the guaranteed interest option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.

You may not elect Option II if you are participating in any dollar cost averaging program. You may not elect Option I if you are participating in special money market dollar cost averaging or general dollar cost averaging.

Our optional rebalancing programs are not available for amounts allocated to the Guaranteed benefit variable investment options. For information about rebalancing among the Guaranteed benefit variable investment options, see "Automatic quarterly rebalancing" under "Allocating your contributions" in "Contract features and benefits" for more information on rebalancing your Guaranteed benefit account value.

SYSTEMATIC ACCOUNT SWEEP PROGRAM

Under the systematic account sweep program, you may elect to have amounts from the Non-Guaranteed benefit account variable investment options and the guaranteed interest option transferred to the Guaranteed benefit variable investment options. This can be done on a quarterly, semi-annual or annual basis. There are four transfer options available under this program.

--------------------------------------------------------------------------------
Please check with your financial professional or one of our customer service representatives regarding the availability of our Systematic account sweep program options.
--------------------------------------------------------------------------------

(i)Fixed dollar. Under this option, you can transfer a specified dollar amount, subject to a minimum of $50. The dollar amount you select cannot be changed while the program is in effect.

(ii)Fixed percentage. Under this program, you can transfer a specified percentage of your Non-Guaranteed benefit account value as of the date of the transfer. The percentage you select cannot

                            TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS 51
   be changed while the program is in effect. If your Guaranteed benefit account value on the transfer date is $50 or less, we will transfer the entire amount and the program will end.

(iii)Transfer the gains. Under this option, you can transfer amounts in excess of your "total net contributions" (described below) made to the Non-Guaranteed benefit account value as of the date of the transfer. The calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Non-Guaranteed benefit account value as of the date of the transfer. If there are no gains in the Non-Guaranteed benefit account value, a transfer will not occur.

(iv)Transfers the gains in excess of a specified percentage. Under this option, you can transfer amounts in excess of a specified percentage of your "total net contributions" (described below) made to the Non-Guaranteed benefit account value as of the date of the sweep. There is no restriction on the maximum percentage you can request, however, the specified percentage cannot be changed while the program is in effect. Also, the calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Non-Guaranteed benefit account value in excess of a specified percentage. If there are no gains in the Non-Guaranteed benefit account value, a transfer will not occur.

For options (iii) and (iv), the "net contribution amount" is the total contributions made to the Non-Guaranteed benefit account value, adjusted for withdrawals (and any applicable withdrawal charges) and all transfers to the Guaranteed benefit account value. All subsequent contributions made to the Non-Guaranteed benefit account value will increase the net contribution amount by the dollar amount of the contribution as of the transaction date of the contribution. All withdrawals and ad hoc transfers from the Non-Guaranteed benefit account value will be withdrawn or transferred -- gains first. The net contribution amount will only be reduced by a withdrawal (and any applicable withdrawal charges) or transfer to the extent that the withdrawal or transfer is in excess of "gains" in the Non-Guaranteed benefit account value on the date of the transfer. For this purpose, "gains" is equal to the Non-Guaranteed benefit account value immediately prior to the withdrawal or transfer in excess of net contribution.

Please note the following under the Systematic account sweep program:

..   As noted above, transfers can be made on a quarterly, semi- annual or annual basis. You can choose a start date for transfers but it cannot be later than the 28th day of the month or later than one year from the date you enroll in the Systematic account sweep program. The frequency for transfers cannot be changed while the program is in effect. If you decide you want to change the frequency of transfers, you must cancel your current program and re-enroll in the program.

..   For Series CP(R) contracts, any credits that are applied to the Non-
    Guaranteed benefit account value will not be part of the net contribution amount. The total amount of credit applied to the Non-Guaranteed benefit account value will be considered transferred to the Guaranteed benefit account value first before any earnings are transferred under our Systematic withdrawal program.

..   Each transfer will be pro-rated from all of your investment options in the
    Non-Guaranteed benefit account value, except for amounts allocated to a Special DCA program. If either option (iii) or (iv) is selected and there are amounts allocated to a Special DCA program, the calculation of the sweep will use your Non-Guaranteed benefit account value (including any amounts in the Special DCA program that are designated for future transfers to the Non-Guaranteed benefit account value). However, once the amount to be transferred is calculated, the transfer will be pro-rated from the Non-Guaranteed benefit account variable investment options and the Guaranteed interest option. No amounts will be transferred from the Special DCA program.

..   Under the Fixed percentage option, the calculation of the transfer will not include any amounts in the Special DCA program and the transfer will be prorated from the Non-Guaranteed benefit variable investment options and the guaranteed interest option.

..   All transfers to the Guaranteed benefit account variable investment options will be in accordance with your allocation instructions on file.

..   An ad hoc transfer from the Non-Guaranteed benefit account value to the
    Guaranteed benefit account value that is not part of the Systematic account sweep program will not terminate the program. Please note, however, that a transfer under Options (iii) or (iv) could decrease the net contribution amount that is used to determine the gains on each transfer date.

..   You can only have one Systematic account sweep program in effect at any one time.

..   You can cancel your Systematic account sweep program at any time.

..   Transfers under your Systematic account sweep program do not count toward the transfers under the contract that may be subject to a transfer charge.

..   The Systematic account sweep program is available with any dollar cost averaging program available under your contract.

..   You can elect a rebalancing program for your Non-Guaranteed benefit account value while the Systematic withdrawal program is in effect. If a rebalancing transaction date and Systematic account sweep program transaction date happen to be on the same Business day, the transfer under the Systematic account sweep program will be processed first. Then, we will process the rebalancing of your Non-Guaranteed benefit account value.

..   If all Guaranteed benefits are dropped after you have funded the Guaranteed benefit account value, your Systematic account sweep program will be terminated.

..   If we exercise our right to discontinue contributions and/or trans- fers to the Guaranteed benefit account variable investment options, or if you are unable to make subsequent contributions and/or transfers to the Guaranteed benefit account variable investment options due to any other contribution or transfer restriction, your Systematic account sweep program will be terminated.

..   If you make a contribution to your Non-Guaranteed benefit account value following your first withdrawal from the Guaranteed benefit account value, your Systematic account sweep program will be terminated.

52  TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

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4. Accessing your money


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WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your Total account value before payments begin. The table below shows the methods available under each type of contract.

Your account value could become insufficient due to withdrawals and/or poor market performance. For information on how withdrawals affect your Guaranteed benefits and potentially cause your contract to terminate, please see "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus and "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus, as well as Appendix IX for more information.

If you take a withdrawal from the Guaranteed benefit variable investment options, the withdrawal may impact your existing benefits and you will no longer be permitted to make subsequent contributions into the Guaranteed benefit variable investment options. See "How you can purchase and contribute to your contract" in "Contract features and benefits" for more information.

-------------------------------------------------------------------
                      METHOD OF WITHDRAWAL
-------------------------------------------------------------------
                                                PRE-AGE   LIFETIME
                   AUTO-                         59 1/2   REQUIRED
                   MATIC                          SUB-     MINIMUM
                  PAYMENT            SYSTE-    STANTIALLY DISTRIBU-
 CONTRACT/(1)/   PLANS/(2)/ PARTIAL MATIC/(3)/ EQUAL/(4)/   TION
-------------------------------------------------------------------
NQ                  Yes       Yes      Yes        No       No
-------------------------------------------------------------------
Traditional IRA     Yes       Yes      Yes        Yes      Yes
-------------------------------------------------------------------
Roth IRA            Yes       Yes      Yes        Yes      No
-------------------------------------------------------------------
Inherited IRA       No        Yes      No         No       Yes/(5)/
-------------------------------------------------------------------
QP/(6)/             Yes       Yes      No         No       No
-------------------------------------------------------------------

(1)Please note that not all contract types are available under all contracts in the Retirement Cornerstone(R) Series.
(2)Available for contracts with GIB only.
(3)Available for withdrawals from your Non-Guaranteed benefit variable investment options and guaranteed interest option only.
(4)Not available for contracts with GIB.
(5)The contract (whether traditional IRA or Roth IRA) pays out post-death required minimum distributions. See "Inherited IRA beneficiary continuation contract" in "Contract features and benefits" earlier in this Prospectus.
(6)All payments are made to the plan trust as the owner of the contract. See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus.

--------------------------------------------------------------------------------
All requests for withdrawals must be made on a specific form that we provide. Please see "How to reach us" under "Who is AXA Equitable?" earlier in this Prospectus for more information.
--------------------------------------------------------------------------------

AUTOMATIC PAYMENT PLANS
(For contracts with GIB)

You may take automatic withdrawals from your Guaranteed benefit account value under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an Automatic payment plan count toward your free withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning in the second year for contracts with a one year waiting period and the sixth contract year for contracts with a five year waiting period. You must wait at least 28 days from enrollment in a plan before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month.

If you take a partial withdrawal from your Guaranteed benefit account value while an automatic payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. A partial withdrawal taken during an automatic payment plan could result in an Excess withdrawal. See "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus and "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

MAXIMUM PAYMENT PLAN

If you elect the GIB and have funded the benefit, the Maximum payment plan is available beginning in the second year for contracts with a one year waiting period and the sixth contract year for contracts with a five year waiting period. Under the Maximum payment plan, you can request us to pay you the Annual withdrawal amount as scheduled payments. The payment amount may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a Roll-up benefit base reset.

If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, the payments you take that year will be less than your Annual withdrawal amount.

If you take a partial withdrawal from your Guaranteed benefit account value in the same contract year prior to enrollment in the Maximum payment plan, the partial withdrawal will be factored into the scheduled payments for that contract year, as follows: we will calculate the Annual withdrawal amount and subtract the partial withdrawal amount. The difference will be divided by the number of payments that remain for the rest of the contract year based on your election. This will be the amount paid out for the remaining periods for that contract year.

CUSTOMIZED PAYMENT PLAN

--------------------------------------------------------------------------------
Please check with your financial professional or one of our customer service representatives regarding the availability of our Customized payment plan options.
--------------------------------------------------------------------------------

If you elect the GIB and have funded the benefit, the Customized payment plan is available beginning in the second year for contracts with a one year waiting period and the sixth contract year for contracts with a five year waiting period. Depending on availability, any of the following five Customized payment plan options may be elected. Please contact

                                                       ACCESSING YOUR MONEY  53
your financial professional for which Customized payment plans are currently available. For options that are based on a withdrawal percentage, the specified percentage is applied to the GIB Roll-up benefit base as of the most recent contract date anniversary. See "Annual withdrawal amount" in "Guaranteed income benefit" under "Contract features and benefits" earlier in this Prospectus.

The following payment options can be elected under the Customized payment plan. For options (i)-(iii) and (v), your payment may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a Roll-up benefit base reset.

(i)Guaranteed minimum percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a withdrawal percentage that is fixed at the lowest guaranteed Annual Roll-up rate of 4%.

(ii)Fixed percentage below the Annual Roll-up rate: You can request us to pay you as scheduled payments a withdrawal amount based on the applicable Annual Roll-up rate MINUS a fixed percentage for each contract year. If in any contract year the calculation would result in a payment that is less than 4%, your withdrawal percentage for that contract year will be 4%. In other words, the withdrawal percentage can never be less than 4%. Your percentage requests must be in increments of 0.50%.

(iii)Fixed percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a fixed percentage. The percentage may not exceed the Annual Roll-up rate in any contract year. If in any contract year the fixed percentage is greater than your Annual Roll-up rate for that contract year, we will pay you only the Annual withdrawal amount as scheduled payments for that contract year.

(iv)Fixed dollar amount: You can request us to pay you as scheduled payments a fixed dollar withdrawal amount each contract year. The fixed dollar amount may not exceed your Annual withdrawal amount in any contract year. If in any contract year the fixed dol- lar amount is greater than your Annual withdrawal amount, we will pay you as scheduled payments only your Annual withdrawal amount.

(v)Fixed dollar amount or fixed percentage from both the Guaranteed benefit account value and the Non-Guaranteed benefit account value: You can request us to pay you a fixed dollar amount or fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. The Annual withdrawal amount will be withdrawn from the Guaranteed benefit account value. We will pay you any requested amount that is in excess of your Annual withdrawal amount from your Non-Guaranteed benefit account value. If in any contract year there is insufficient value in the Non-Guaranteed benefit account value to satisfy your requested fixed dollar or fixed percentage withdrawal, we will pay you the maximum amount that can be withdrawn from your Annual withdrawal amount and your Non-Guaranteed benefit account value as scheduled payments for that contract year even though this amount will be less than you requested.

It is important to note that if you elect the Customized payment plan and start monthly or quarterly withdrawals after the beginning of a contract year, you could select scheduled payment amounts that would cause an Excess withdrawal. If your selected scheduled payment would cause an Excess withdrawal, we will notify you. Excess withdrawals may significantly reduce the value of the GIB (and "Greater of" death benefit, if elected). See "How withdrawals affect your Guaranteed benefits" and "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus.

For examples on how the Automatic payment plans work, please see Appendix VI. For examples of how withdrawals affect your guaranteed benefit bases, see Appendix VII later in this Prospectus.

PARTIAL WITHDRAWALS AND SURRENDERS
(All contracts)

You may take partial withdrawals from your contract at any time. For discussion on how amounts can be withdrawn, see "How withdrawals are taken from your Total account value" below. The minimum amount you may withdraw is $300. You can also surrender your contract at any time.

Partial withdrawals will be subject to a withdrawal charge if they exceed the free withdrawal amount. For more information, see "Free withdrawal amount" in "Charges and expenses" later in this Prospectus.

Any request for a partial withdrawal that results in an Excess withdrawal will terminate your participation in the Maximum payment plan or Customized payment plan. Any partial withdrawal request will terminate the systematic withdrawal option.

SYSTEMATIC WITHDRAWALS
(All contracts except Inherited IRA and QP)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your Non-Guaranteed benefit variable investment options and guaranteed interest option.

If your contract is subject to withdrawal charges, you may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your Non-Guaranteed benefit account value: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the withdrawal charges on your contract have expired (not applicable to Series C which has no withdrawal charges), you may elect a systematic withdrawal option in excess of percentages described in the preceding paragraph, up to 100% of your Non-Guaranteed benefit account value. HOWEVER, IF YOU ELECT A SYSTEMATIC WITHDRAWAL OPTION IN EXCESS OF THESE LIMITS, AND MAKE A SUBSEQUENT CONTRIBUTION TO YOUR NON-GUARANTEED BENEFIT ACCOUNT VALUE, THE SYSTEMATIC WITHDRAWAL OPTION WILL BE TERMINATED. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, we will make the withdrawals on the same calendar day of the month as the contract date. If you have also elected a GIB automatic payment plan, unless you instruct us otherwise, your systematic withdrawal option withdrawals will be on the same date as your automatic payment plan. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

54  ACCESSING YOUR MONEY

You may elect to take systematic withdrawals at any time. If you own an IRA contract, you may elect this withdrawal method only if you are between ages 59 1/2 and 70 1/2.

If the systematic withdrawal option is elected with an Automatic payment plan, the payment frequency will be the same as the Automatic payment plan.

You may change the payment frequency, or the amount or the percentage of your systematic withdrawals, once each contract year. However, you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal amount previously taken in the same contract year, the systematic withdrawal exceeds the free withdrawal amount.

SUBSTANTIALLY EQUAL WITHDRAWALS
(Traditional IRA and Roth IRA contracts only)

We offer our "substantially equal withdrawals option" to allow you to receive distributions from your contract without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age
59 1/2. Substantially equal withdrawals are also referred to as "72(t) exception withdrawals." See "Tax information" later in this Prospectus. The substantially equal withdrawals option is available only if 100% of your Total account value is allocated to either the Guaranteed benefit account value or the Non-Guaranteed benefit account value. This option is not available if your Total account value is split between the Guaranteed benefit account value and the Non-Guaranteed benefit account value at the time you elect this option. If you elect to take substantially equal withdrawals, you may not elect any other automated withdrawal program.

If you elect our substantially equal withdrawals option, we calculate the permissible distributions for you using one of the IRS-approved methods for doing this. Substantially equal withdrawals that we calculate for you are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal previously taken in the same contract year, the substantially equal withdrawal exceeds the free withdrawal amount. See "Free withdrawal amount" in "Charges and expenses" later in this Prospectus. You should also be aware that the portion of any withdrawal from the Guaranteed benefit account value that is in excess of the Annual withdrawal amount will reduce your benefit base(s) on a pro rata basis as of the date of the withdrawal. See "How withdrawals affect your Guaranteed benefits" and "Annual withdrawal amount" in "Contract features and benefits" for more information.

Our substantially equal withdrawals option is not the exclusive method of meeting the penalty exception. After consultation with your tax adviser, you may decide to use any permissible method. If you do not elect our substantially equal withdrawals option, you would have to compute withdrawal amounts yourself and request partial withdrawals. If you perform this calculation yourself using any permissible method, even the method we use to calculate the substantially equal withdrawals option, a withdrawal charge may apply as described in "Charges and expenses" later in this Prospectus.

Once you begin to take substantially equal withdrawals, you should or five full not do any of the following until after the later of age 59 1/2 years after the first withdrawal: (i) stop them; (ii) change the pattern of your withdrawals (for example, by taking an additional partial withdrawal); or (iii) contribute any more to the contract. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments, which vary each year.

If the contract is eligible, you may elect to take substantially equal withdrawals at any time before age 59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract. We will calculate the new withdrawal amount.

BECAUSE THE IRS-APPROVED PENALTY EXCEPTION METHODS DO NOT PERMIT YOU TO ADD CONTRIBUTIONS OR CHANGE PAYMENTS TO RESTORE THE BENEFIT BASE, AS NOTED ABOVE, YOU AND YOUR TAX ADVISER SHOULD CONSIDER CAREFULLY WHETHER YOU SHOULD ELECT THE SUBSTANTIALLY EQUAL WITHDRAWALS OPTION OR ANY OTHER METHOD OF PENALTY EXCEPTION WITHDRAWALS IF YOU HAVE ALLOCATED ANY AMOUNTS TO THE GUARANTEED BENEFIT ACCOUNT VALUE.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(Traditional IRA contracts only -- See "Tax information" later in this Prospectus)

We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. If you have elected one or more Guaranteed benefits, amounts withdrawn from the contract to meet RMDs may reduce your benefit base(s) and may limit the utility of the benefit(s). Also, the actuarial present value of additional contract benefits must be added to the Total account value in calculating RMD payments from annuity contracts funding IRAs, which could increase the amount required to be withdrawn. Please refer to "Tax information" later in this Prospectus.

                                                        ACCESSING YOUR MONEY 55

This service is not available under qualified plan contracts.

You may elect this service in the calendar year in which you reach age 70 1/2 or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually. See "Required minimum distributions" in "Tax information" later in this Prospectus for your specific type of retirement arrangement.

This service does not generate automatic RMD payments during the first calendar year. Therefore, if you are making a rollover or transfer contribution to the contract after age 70 1/2, you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

--------------------------------------------------------------------------------
For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach age 70 1/2 (if you have not begun your annuity payments before that time).
--------------------------------------------------------------------------------

We do not impose a withdrawal charge on RMD payments taken through our automatic RMD service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

RMDS FOR CONTRACTS WITH GIB. Generally, if you elect our Automatic RMD service, any lifetime RMD payment we make to you, starting in the first contract year, will not be treated as an Excess withdrawal for contracts with GIB or with GIB and the "Greater of" death benefit. Amounts from both your Guaranteed Benefit account value and Non-Guaranteed account value are used to determine your lifetime RMD payment each year.

If you elect either the Maximum payment plan or the Customized payment plan (together, "automatic payment plans") and our Automatic RMD service, we will make an extra payment, if necessary, on December 1st that will equal your lifetime RMD amount less all payments made through November 30th and any scheduled December payment. The combined Automatic payment plan and RMD payment will not be treated as an Excess withdrawal if the RMD, together with any withdrawal taken under one of our automatic plans exceeds your Annual withdrawal amount. The additional payment will reduce your Roll-up benefit bases on a dollar for dollar basis. Your Annual Ratchet benefit base is always reduced on a pro rata basis.

If you take any partial withdrawals in addition to your RMD and Automatic payment plan payments, your applicable Automatic payment plan will be terminated. Any partial withdrawal taken from your Guaranteed benefit account value may cause an Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your GIB benefit base and Annual withdrawal amount will be reduced.

If you elect our Automatic RMD service and elect to take your Annual withdrawal amount in partial withdrawals without electing one of our available Automatic payment plans, we will make a payment, if necessary, on December 1st that will equal your RMD payment less all withdrawals made through November 30th. If prior to December 1st you make a partial withdrawal that exceeds your Annual withdrawal amount, but not your RMD amount, any portion of that partial withdrawal taken from your Guaranteed benefit account value will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals taken from your Guaranteed benefit account value made during the same contract year. However, if by December 1st your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

Your RMD payment will be withdrawn on a pro rata basis from your Non-Guaranteed benefit variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will withdraw amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the RMD payment or the total amount of the RMD payment will be withdrawn from your Guar- anteed benefit variable investment options. For information on how RMD payments are taken from your contract see "How withdrawals are taken from your Total account value" below.

If you do not elect our Automatic RMD service and if your Annual withdrawal amount is insufficient to satisfy the RMD payment, any additional withdrawal taken in the same contract year (even one to satisfy your RMD payment) from your Guaranteed benefit account value will be treated as an Excess withdrawal.

HOW WITHDRAWALS ARE TAKEN FROM YOUR TOTAL ACCOUNT VALUE

Unless you specify otherwise, all withdrawals (other than Automatic payment plan withdrawals, lump sum withdrawals of your Annual withdrawal amount and substantially equal withdrawals) will be taken on a pro rata basis from your Non-Guaranteed benefit variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Guaranteed benefit variable investment options. Any amounts withdrawn from the Special DCA program that were designated for the Guaranteed benefit variable investment options will reduce your Guaranteed benefit base(s).

Automatic payment plan withdrawals (other than fixed dollar amount or fixed percentage withdrawals) and lump sum withdrawals of your Annual withdrawal amount will always be taken on a pro rata basis only from your Guaranteed benefit variable investment options.

Fixed dollar amount or fixed percentage withdrawals are first taken on a pro rata basis from your Guaranteed benefit variable investment options. If there is insufficient value or no value in those options, we will subtract amounts from your Non-Guaranteed benefit variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from your Special DCA program.

Substantially equal withdrawals are taken on a pro rata basis from your Total account value. However, if after you have elected the substantially equal withdrawals option your Total account value is split between the Guaranteed benefit account value and the Non-Guaranteed benefit account value, your substantially equal withdrawals will be taken on a pro rata basis from your Non-Guaranteed benefit variable investment options and guaranteed interest option, excluding amounts in a Special

56  ACCESSING YOUR MONEY

DCA program. If there is insufficient value or no value in those options, we will subtract amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Guaranteed benefit variable investment options. Any amounts withdrawn from the Special DCA program that were designated for the Guaranteed benefit variable investment options will reduce your Guaranteed benefit base(s).

You may choose to have withdrawals subtracted from your contract based on the following options:

(1)Take the entire withdrawal on a pro rata basis from the Guaranteed benefit variable investment options; or

(2)Take the entire withdrawal from the Non-Guaranteed benefit account value, specifying which Non-Guaranteed benefit variable investment options and/or guaranteed interest option the withdrawal should be taken from; or

(3)Request a certain portion of the withdrawal to be taken from the Guaranteed benefit variable investment options and take the remaining part of the withdrawal from the Non-Guaranteed benefit variable investment options. You must specify the investment options for the Non-Guaranteed benefit account value. The withdrawal from the Guaranteed benefit variable investment options will be taken on a pro rata basis.

For how withdrawals affect your Guaranteed benefits, see "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus and Appendix VII later in this Prospectus.

WITHDRAWALS TREATED AS SURRENDERS

Certain withdrawals may cause your contract and certain Guaranteed benefits to terminate, as follows:

..   Any fee deduction and/or withdrawal that causes your Total account value to fall to zero will terminate the contract and any applicable Guaranteed benefit, other than the GIB (unless the account value falls to zero due to an "Excess withdrawal"). See "Guaranteed income benefit" in "Contract features and ben- efits" earlier in this Prospectus for a discussion of what happens to your benefit if your Guaranteed benefit account value falls to zero.

..   If you do not elect GIB or have not yet funded it, the following applies:

   -- a request to withdraw 90% or more of your cash value will terminate your contract and any applicable Guaranteed minimum death benefit;

   -- we reserve the right to terminate the contract and any applicable
      Guaranteed minimum death benefit if no contributions are made during the last three contract years and the cash value is less than $500; and

   -- we reserve the right to terminate your contract and any applicable
      Guaranteed minimum death benefit if any withdrawal would result in a remaining cash values of less than $500.

If your contract is terminated we will pay you the contract's cash value. See "Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while an annuitant is living) and before you begin to receive annuity payments (Lifetime GIB payments or otherwise). For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

Upon your request to surrender your contract for its cash value, all benefits under the contract, including the GIB, will terminate as of the date we receive the required information if your cash value in your Guaranteed benefit account value is greater than your Annual withdrawal amount remaining for that year. If your cash value is not greater than your Annual withdrawal amount remaining for that year, then you will receive your cash value and a supplementary life annuity contract under which we will pay you Lifetime GIB payments. For more information, please see "Effect of your account values falling to zero" in "Determining your contract's value" and "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)the New York Stock Exchange is closed or restricts trading,

(2)the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

(3)the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option or a Special DCA program, (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

                                                        ACCESSING YOUR MONEY 57

YOUR ANNUITY PAYOUT OPTIONS

The following description assumes annuitization of your entire contract. For partial annuitization, see "Partial annuitization" below.

Deferred annuity contracts such as those in the Retirement Cornerstone(R) Series provide for conversion to annuity payout status at or before the contract's "maturity date." This is called annuitization. Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and you receive a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value. If you choose a variable payout option, you will receive a supplementary payout contract, as described in more detail later in this section. Your interest in a variable payout contract is a security under the federal securities law and you will receive a separate prospectus related to the contract you select. Currently, the only variable payout option available to a purchaser of a Retirement Cornerstone(R) annuity contract is the Variable Immediate Annuity contract.

You may choose to annuitize your contract at any time, which generally is at least 13 months (five years for Series CP(R) contracts) after the contract issue date. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in "Annuity maturity date" later in this section. If you have a GIB or a Guaranteed minimum death benefit, your contract may have both a Guaranteed benefit account value and a Non-Guaranteed benefit account value. If there is a Guaranteed benefit account value and you choose to annuitize your contract before the maturity date, the GIB will terminate without value even if your GIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received under GIB. See "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus for further information. Any Guaranteed minimum death benefit terminates upon annuitization. You may choose a partial withdrawal of cash value to purchase a life annuity at any time at or before the maturity date, but the guaranteed annuity purchased rates described below will not apply.

In general, your periodic payment amount upon annuitization is determined by your Total account value, the form of the annuity payout option you elect as described below, and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity upon annuitization. If the annuity payment amount is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. Options available under separate contracts and described in separate prospectuses enable you to receive variable annuity payments. Please see Appendix V later in this Prospectus for variations that may apply in your state.

The payments that you receive upon annuitization of your Guaranteed benefit account value may be less than your Annual withdrawal amount or your Lifetime GIB payments. If you are considering annuitization, you should ask your financial professional for information about the payment amounts that would be made under the various choices that are available to you. You may also obtain that information by contacting us. Annuitization of your Non-Guaranteed benefit account value after the date your Lifetime GIB payments begin will not affect those payments.

You can choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GIB, your choice of payout options are those that are available under the GIB (see "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus).

-------------------------------------------------------------------
Fixed annuity payout options       Life annuity
                                   Life annuity with period certain
                                   Life annuity with refund certain
                                   Period certain annuity
-------------------------------------------------------------------
Variable Immediate Annuity pay-    Life annuity
  out options (described in a      Life annuity with period certain
  separate prospectus)
-------------------------------------------------------------------
Income Manager(R) payout options   Life annuity with period certain
  (available for owners and        Period certain annuity
  annuitants age 83 or less at
  contract issue) (described in a
  separate prospectus)
-------------------------------------------------------------------

..   Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

..   Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you

58  ACCESSING YOUR MONEY
   do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

..   Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

..   Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity pay ments. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.

FIXED ANNUITY PAYOUT OPTIONS

With fixed annuities, we guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

VARIABLE IMMEDIATE ANNUITY PAYOUT OPTIONS

Variable Immediate Annuities are described in a separate prospectus that is available from your financial professional. Before you select a Variable Immediate Annuity payout option, you should read the prospectus which contains important information that you should know.

Variable Immediate Annuities may be funded through your choice of available variable investment options investing in portfolios of AXA Premier VIP Trust and EQ Advisors Trust. The contract also offers a fixed income annuity payout option that can be elected in combination with the variable income annuity payout option. The amount of each variable income annuity payment will fluctuate, depending upon the performance of the variable investment options, and whether the actual rate of investment return is higher or lower than an assumed base rate.

INCOME MANAGER(R) PAYOUT OPTIONS

Income Manager(R) payout options are described in a separate prospectus that is available from your financial professional. Before you select an Income Manager(R) payout option, you should read the prospectus which contains important information that you should know. The Income Manager(R) payout annuity contracts differ from the other pay-out annuity contracts. If you elect an Income Manager payout option, the amount applied will be allocated to fixed maturity options to provide payments during the period certain. If you elect an Income Manager(R) life annuity with period certain, a portion of the amount applied will be used to provide for payments after the certain period while you are living. The amounts allocated to a fixed maturity option will receive a fixed rate of interest during a set period, generally 1 to 15 years from date of allocation to the maturity date of the option. In deciding whether to select an Income Manager(R) payout, you should be aware that we make a market value adjustment (up or down) if you make a withdrawal before the maturity date of the selected option. In addition, you should consider that the amount applied to the payout option may be subject to a new withdrawal charge of up to 7% for withdrawals in the first seven years of the payout contract (in excess of a 10% free withdrawal amount).

The other payout annuity contracts may provide higher or lower income levels, but do not have all the features of the Income Manager(R) payout annuity contract. You may request an illustration of the Income Manager(R) payout annuity contract from your financial professional.

Both NQ and IRA Income Manager(R) payout options provide guaranteed level payments. The Income Manager(R) (life annuity with period certain) also provides guaranteed increasing payments (NQ contracts only). You may not elect an Income Manager(R) payout option without life contingencies unless withdrawal charges are no longer in effect under your contract.

For QP and traditional IRA contracts, if you want to elect an Income Manager(R) payout option, we will first roll over amounts in such contract to a traditional IRA contract with the plan participant as owner. You must be eligible for a distribution under the QP or traditional IRA contract.

The Income Manager(R) payout options are not available in all states.

THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

The amount applied to purchase an annuity payout option varies depending on the payout option that you choose and the timing of your purchase as it relates to any withdrawal charges that apply under your contract.

For the fixed annuity payout options and Variable Immediate Annuity payout options, no withdrawal charge is imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain.

The withdrawal charge applicable under your contract is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of your total account value. Non-life contingent period certain payouts are not available for variable payouts, so no withdrawal charge is applicable to variable payouts.

For the Income Manager(R) life contingent payout options, no withdrawal charge is imposed under your Retirement Cornerstone(R) contract. If the withdrawal charge that otherwise would have been applied to your account value under your Retirement Cornerstone(R) contract is greater than 2% of the contributions that remain in your Retirement Cornerstone(R) contract at the time you purchase your payout option, the withdrawal charges under the Income Manager(R) contract will apply. The year in which your account value is applied to the payout option will be "contract year 1." Before you select an Income Manager(R) payout option, you should read the Income Manager(R) prospectus which contains important information that you should know.

                                                       ACCESSING YOUR MONEY  59

PARTIAL ANNUITIZATION. Partial annuitization of nonqualified deferred annuity contracts is permitted under certain circumstances. You may choose from the annuity payout options described here, but if you choose a period certain annuity pay-out, the certain period must be for 10 years or more. We require you to elect partial annuitization on the form we specify. Partial annuitization is not available for a Guaranteed income benefit under a contract. For purposes of this contract we will effect any partial annuitization as a withdrawal applied to a payout annuity. Please note that a withdrawal from your Guaranteed benefit account value to purchase an annuity payout contract will affect your Guaranteed benefit bases like any other withdrawal. See "How withdrawals are taken from your Total account value" earlier in this section and also the discussion of "Partial annuitization" in "Tax information" for more information.

SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

Except with respect to the Income Manager(R), where payments are made on the 15th day of the month, you can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date or not earlier than five years from your Series CP(R) contract date (in a limited number of jurisdictions this requirement may be more or less than five years). You can change the date your annuity payments are to begin any time. The date may not be later than the annuity maturity date described below.

For Series CP(R) contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the Credit that applies to any contribution made within the prior three years. Please see Appendix V later in this Prospectus for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer duration of a non-life contingent annuity or a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay your Total account value in a single sum rather than as payments under the payout option chosen.

If you select an annuity payout option and payments have begun, no change can be made other than: (i) transfers (if permitted in the future) among the variable investment options if a Variable Immediate Annuity payout option is selected; and (ii) withdrawals or contract surrender if an Income Manager(R) payout option is chosen.

ANNUITY MATURITY DATE

Your contract has a maturity date. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday. The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the maturity date. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option, if you do not provide an election by the time of your contract maturity date.

If you do not elect the GIB, or elect the GIB and choose not to fund the guarantee, you may either take a lump sum payment or select an annuity payout option on the maturity date. If you do not make an election at maturity, we will apply your Non-Guaranteed benefit account value to a life-period certain fixed annuity with payments based on the greater of guaranteed or then current annuity purchase rates.

If you elect the GIB and fund the guarantee, the following applies on the maturity date:

..   For amounts allocated to your Non-Guaranteed benefit account value, you may select an annuity payout option or take a lump sum payment.

..   If you do not make an election for your Guaranteed benefit account value on your maturity date, we will apply the Guaranteed benefit account value to either (a) or (b) below, whichever provides a greater payment:

   (a)a fixed life annuity with a period certain with payments based on the greater of the guaranteed or then current annuity purchase rates, or

   (b)a supplementary contract with annual payments equal to your GIB benefit base applied to the applicable GIB payout factor.

If you elect payments on a joint life basis, the joint life must be your spouse and the joint life GIB payout factors will be reduced. See "Lifetime GIB payments" under "Guaranteed income benefit" in "Contract features and benefits." You may also elect to have your Guaranteed benefit account value paid to you in a lump sum or applied to an annuity payout option we are offering at the time.

If Lifetime GIB payments have already begun, we will issue you one supplementary contract to continue receiving your Lifetime GIB payments. For amounts allocated to your Non-Guaranteed benefit account value, you may select an annuity payout option or take a lump sum payment.

60  ACCESSING YOUR MONEY

5. Charges and expenses


--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. These charges are reflected in the unit values of each variable investment option:

..   A mortality and expense risks charge

..   An administrative charge

..   A distribution charge

We deduct the following charges as described later in this section. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

..   On each contract date anniversary -- an annual administrative charge, if applicable.

..   At the time you make certain withdrawals or surrender your con- tract -- a withdrawal charge (if applicable).

..   On each contract date anniversary -- a charge for each optional benefit you elect: a Guaranteed minimum death benefit (other than the Return of Principal death benefit) and the Guaranteed income benefit.

..   At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

..   At the time you request a transfer in excess of 12 transfers in a contract year -- a transfer charge (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. This does not mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.

SEPARATE ACCOUNT ANNUAL EXPENSES

MORTALITY AND EXPENSE RISKS CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for mortality and expense risks. In connection with the Guaranteed benefit variable investment options, a portion of this charge compensates us for our costs in providing the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series B:       0.80%

   Series CP(R):   0.95%

   Series L:       1.10%

   Series C:       1.10%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

For Series CP(R) contracts, a portion of this charge also compensates us for any Credits we apply to the contract. We expect to make a profit from this charge. For a discussion of the credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus.

ADMINISTRATIVE CHARGE. We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series B:       0.30%

   Series CP(R):   0.35%

   Series L:       0.30%

   Series C:       0.25%

                                                       CHARGES AND EXPENSES  61

DISTRIBUTION CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series B:       0.20%

   Series CP(R):   0.25%

   Series L:       0.25%

   Series C:       0.35%

ACCOUNT VALUE CHARGES

ANNUAL ADMINISTRATIVE CHARGE. We deduct an administrative charge from your Total account value on each contract date anniversary. We deduct the charge if your Total account value on the last business day of the contract year is less than $50,000. If your Total account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your Total account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the Non-Guaranteed benefit variable investment options and the guaranteed interest option (see Appendix V later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from a Special DCA account. If those amounts are insufficient, we will deduct all or a portion of the charge from the Guaranteed benefit variable investment options.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus.

SPECIAL SERVICES CHARGES

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

WIRE TRANSFER CHARGE. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

EXPRESS MAIL CHARGE. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

DUPLICATE CONTRACT CHARGE. We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

TRANSFER CHARGE

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from a dollar cost averaging program, our Systematic account sweep program or our rebalancing program do not count toward your number of transfers in a contract year for the purposes of this charge.

WITHDRAWAL CHARGE
(For Series B, Series CP(R) and Series L contracts only )

A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value or to apply your cash value to a non-life contingent annuity payout option. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options -- The amount applied to purchase an annuity payout option" in "Accessing your money" earlier in the Prospectus. For Series CP(R) contracts, a portion of this charge also compensates us for any Credits we apply to the contract. For a discussion of the Credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus. We expect to make a profit from this charge.

The withdrawal charge equals a percentage of the contributions withdrawn. For Series CP(R) contracts, we do not consider Credits to be contributions. Therefore, there is no withdrawal charge associated with a Credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

---------------------------------------------------------------------------------------------------------------------
                                                             WITHDRAWAL CHARGE AS A % OF CONTRIBUTION CONTRACT YEAR
---------------------------------------------------------------------------------------------------------------------
                                                                  1   2   3   4      5    6   7      8    9     10
---------------------------------------------------------------------------------------------------------------------
Series B                                                          7%  7%  6%  6%  5%      3%  1%  0%/(a)/ --  --
---------------------------------------------------------------------------------------------------------------------
Series L                                                          8%  7%  6%  5%  0%/(b)/ --  --  --      --  --
---------------------------------------------------------------------------------------------------------------------
Series CP(R)                                                      8%  8%  7%  6%  5%      4%  3%  2%      1%  0%/(c)/
---------------------------------------------------------------------------------------------------------------------
Series C                                                     --/(d)/  --  --  --  --      --  --  --      --  --
---------------------------------------------------------------------------------------------------------------------

(a)Charge does not apply in the 8th and subsequent contract years following contribution.
(b)Charge does not apply in the 5th and subsequent contract years following contribution.
(c)Charge does not apply in the 10th and subsequent contract years following contribution.
(d)Charge does not apply to Series C contracts.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1" and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn up to the free withdrawal amount are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being

62  CHARGES AND EXPENSES
withdrawn first. We treat contributions as withdrawn before earnings for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.

Please see Appendix V later in this Prospectus for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your total account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. Any applicable withdrawal charge will be calculated on the portion of the withdrawal amount that is subject to withdrawal charges. The charge will be taken out of your Guaranteed and Non-Guaranteed benefit account values based on the proportion of the withdrawal amount that is subject to the charge from the respective account values. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your Total account value. For more information, see "Guaranteed minimum death benefit and Guaranteed income benefit base" and "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

The withdrawal charge does not apply in the circumstances described below.

FREE WITHDRAWAL AMOUNT

Each contract year you can withdraw a certain amount from your contract without paying a withdrawal charge. In the first contract year, the free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. The free withdrawal amount does not apply if you surrender your contract except where required by law.

FOR CONTRACTS WITHOUT A GUARANTEED BENEFIT. If you do not elect a Guaranteed benefit with your contract, your free withdrawal amount is equal to 10% of your Non-Guaranteed benefit account value at the beginning of the contract year.

FOR CONTRACTS WITH THE GUARANTEED MINIMUM DEATH BENEFIT AND WITHOUT GIB. If you elect Guaranteed minimum death benefit with your contract, but do not elect the GIB, your free withdrawal amount is equal to 10% of your Non-Guaranteed benefit account value and 10% of your Guaranteed benefit account value at the beginning of the contract year. If you do not fund your Guaranteed minimum death benefit until after issue, there is no free withdrawal amount, in connection with the Guaranteed benefit account value, prior to the contract date anniversary following the date on which you funded your Guaranteed minimum death benefit. If you fund your Guaranteed minimum death benefit with a transfer, your free withdrawal amount from your Non-Guaranteed benefit account value in that contract year will not be reduced by the amount of the transfer. IF YOU FUND THE GUARANTEED MINIMUM DEATH BENEFIT AFTER ISSUE WITH A TRANSFER OF 100% OF YOUR NON-GUARANTEED BENEFIT ACCOUNT VALUE, YOU WILL NOT HAVE A FREE WITHDRAWAL AMOUNT FOR THE REMAINDER OF THAT CONTRACT YEAR.

FOR CONTRACTS WITH GIB. With respect to the Non-Guaranteed benefit account value, your free withdrawal amount is 10% of the Non-Guaranteed benefit account value at the beginning of the contract year.

With respect to the Guaranteed benefit account value, the free withdrawal amount is the GIB Roll-up benefit base multiplied by the Annual Roll-up rate in effect on the first day of the contract year.

If you do not fund your GIB until after issue, there is no free withdrawal amount, in connection with the Guaranteed benefit account value, prior to the contract date anniversary following the date on which you funded your GIB. If you fund your GIB with a transfer, your free withdrawal amount from your Non-Guaranteed benefit account value in that contract year will not be reduced by the amount of the transfer. IF YOU FUND THE GIB AFTER ISSUE WITH A TRANSFER OF 100% OF YOUR NON-GUARANTEED BENEFIT ACCOUNT VALUE, YOU WILL NOT HAVE A FREE WITHDRAWAL AMOUNT FOR THE REMAINDER OF THAT CONTRACT YEAR.

In general, the amount of any contribution or transfer into the Guaranteed benefit account value and a contribution into the Non-Guaranteed benefit account value after the first day of the contract year will not be included in your free withdrawal amount for that contract year.

When a withdrawal is taken from both the Non-Guaranteed benefit account value and the Guaranteed benefit account value, the free withdrawal amount is allocated based on the amounts withdrawn from each.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. The withdrawal charge also does not apply if:

(i)An owner (or older joint owner, if applicable) has qualified to receive Social Security disability benefits as certified by the Social Security Administration; or

(ii)We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less; or

(iii)An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

   -- its main function is to provide skilled, intermediate, or custodial nursing care;

   -- it provides continuous room and board to three or more persons;

   -- it is supervised by a registered nurse or licensed practical nurse;

   -- it keeps daily medical records of each patient;

   -- it controls and records all medications dispensed; and

   -- its primary service is other than to provide housing for residents.

We reserve the right to impose a withdrawal charge, in accordance with your contract and applicable state law, if the conditions described in (i), (ii) or
(iii) above existed at the time a contribution was

                                                       CHARGES AND EXPENSES  63

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remitted or if the condition began within 12 months of the period following remittance. Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

GUARANTEED BENEFIT CHARGES

RETURN OF PRINCIPAL DEATH BENEFIT. There is no additional charge for this death benefit.

ANNUAL RATCHET DEATH BENEFIT. If you elect the Annual Ratchet death benefit, we deduct a charge annually from your Guaranteed benefit variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.25% of the Annual Ratchet to age 85 benefit base. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

"GREATER OF" DEATH BENEFIT. If you elect this death benefit, we deduct a charge annually from your Guaranteed benefit variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.90% of the "Greater of " death benefit base. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

If your Roll-Up benefit base resets on the third or later contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.05%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

GUARANTEED INCOME BENEFIT CHARGE. If you elect the GIB, we deduct a charge annually from your Guaranteed benefit variable investment options on each contract date anniversary until such time that your Lifetime GIB payments begin or you elect another annuity payout option, whichever occurs first. The charge is equal to 0.90% of the GIB benefit base in effect on each contract date anniversary. If you elect this benefit, but do not fund it until after your contract issue date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

If your GIB Roll-up benefit base resets on the third or later contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.20%. You will be notified of the increased charge at the time we notify you of your eligibility to reset. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary.

For the Annual Ratchet death benefit, "Greater of" death benefit and GIB, we will deduct this charge from your Guaranteed benefit variable investment options on a pro rata basis. If those amounts are insufficient to pay this charge and you have no amounts in the Special DCA program designated for the Guaranteed benefit variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus. Your contract will also terminate if you do not have any Non-Guaranteed benefit account value.

For the Annual Ratchet death benefit, the "Greater of" death benefit and the GIB, if any of the following occur on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year:

..   A death benefit is paid;

..   you surrender the contract to receive its cash value;

..   you annuitize your Guaranteed benefit account value;

..   you transfer 100% of your Guaranteed benefit account value to the
    Non-Guaranteed benefit account value (following the dropping of your Guaranteed benefits); or

..   you withdraw 100% of your Guaranteed benefit account value (following the dropping of your Guaranteed benefits).

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we deduct the charge from the amount applied to provide an annuity pay-out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

VARIABLE IMMEDIATE ANNUITY PAYOUT OPTION ADMINISTRATIVE FEE

We currently deduct a fee of $350 from the amount to be applied to the Variable Immediate Annuity payout option. This option may not be available at the time you elect to annuitize or it may have a different charge. For more information on the Variable Immediate Annuity, see "Variable Immediate Annuity payout options" under "Your annuity payout options" in "Accessing your money" earlier in this Prospectus.

CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

..   Management fees.

..   12b-1 fees (for certain variable investment options).

..   Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

..   Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other

64  CHARGES AND EXPENSES

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Portfolios of the Trusts and/or shares of unaffiliated portfolios
(collectively, the "underlying portfolios"). The underlying portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge (if applicable) or the mortality and expense risks charge, or change the minimum initial contribution requirements. We also may change the Guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. If permitted under the terms of our exemptive order regarding the Series CP(R) Credit feature, we may also change the crediting percentage that applies to contributions. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and mortality generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA") or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

                                                       CHARGES AND EXPENSES  65

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6. Payment of death benefit


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YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time while you are alive and the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the trustee. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit in connection with your Non-Guaranteed benefit account value is equal to your Non-Guaranteed benefit account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CP(R) contracts, the account value used to determine the death benefit will first be reduced by the amount of any Credits applied in the one-year period prior to the owner's (or older joint owner's, if applicable) death.

The death benefit in connection with any amount in your Guaranteed benefit account value is equal to your Guaranteed benefit account value or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit), as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CP(R) contracts, the account value used to determine the death benefit will first be reduced by the amount of any Credits applied in the one-year period prior to the owner's (or older joint owner's, if applicable) death. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner's (or older joint owner's, if applicable) death adjusted for any subsequent withdrawals. Payment of the death benefit terminates the contract.

--------------------------------------------------------------------------------
When we use the terms "owner" and "joint owner", we intend these to be references to "annuitant" and "joint annuitant", respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable.
--------------------------------------------------------------------------------
Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

EFFECT OF THE OWNER'S DEATH

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract has a non-natural owner, the death benefit is payable upon the death of the annuitant.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option ("BCO"). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation." If you are the sole owner and your spouse is the sole primary beneficiary, your surviving spouse can continue the contract as a successor owner as discussed below, under "Spousal continuation" or under "Beneficiary continuation option."

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time of

66  PAYMENT OF DEATH BENEFIT

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death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all Guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.

NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher. The surviving owner can elect to
(1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years and any GIB and charge will be terminated; or
(4) continue the contract under the Beneficiary continuation option. For Series CP(R) contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any Credits applied to any such contributions.

If the contract continues, any Guaranteed minimum death benefit and associated charge will be discontinued. Withdrawal charges, if applicable, will no longer apply, and no subsequent contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues under the "5-year rule", the death benefit is not payable and the Guaranteed minimum death benefit, if applicable, will continue without change. In general, the GIB and charge will be discontinued. Withdrawal charges, if applicable, will continue to apply and no subsequent contributions will be permitted.

SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract), may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

..   In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges if applicable will apply if subsequent contributions are made.

..   The applicable Guaranteed minimum death benefit option may continue as follows:

   -- If the surviving spouse is age 75 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit you elected continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

   -- If the surviving spouse is age 75 or younger on the date of your death, and you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit you elected. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

   -- If the surviving spouse is age 76 or over on the date of your death, any applicable Guaranteed minimum death benefit will be frozen (subject to adjustment for subsequent contributions and withdrawals) and the charge will be discontinued.

   -- If the Guaranteed minimum death benefit continues, the Roll-up benefit base reset, if applicable, will be based on the surviving spouse's age. The next available reset will continue to be based on the contract issue date.

The GIB may continue, as follows:

..   If the surviving spouse is the older spouse, GIB and the charge continues with no change;

..   If the surviving spouse is the younger spouse, and Lifetime GIB payments have not begun, GIB and the charge continue, as follows:

   -- The surviving spouse may contribute and/or transfer money to the Guaranteed benefit variable investment options up until the contract date anniversary following age 75 (age 71 for contributions to Series CP(R) contracts).

   -- The GIB Roll-up benefit base and the Annual Ratchet benefit base will continue to roll up and ratchet until the contract maturity date or the surviving spouse's age 95, whichever is earlier.

..   If the surviving spouse is the younger spouse, and the Lifetime GIB payments have begun, payment will continue to the younger spouse only if the payments were being made on a joint life basis.

..   If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

                                                   PAYMENT OF DEATH BENEFIT  67

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

..   The Guaranteed benefits continue to be based on the older spouse's age for the life of the contract.

..   If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

..   The withdrawal charge schedule, if applicable, remains in effect.

If you divorce, Spousal continuation does not apply.

BENEFICIARY CONTINUATION OPTION

This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional or see Appendix V later in this Prospectus for further information.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY. The beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the beneficiary continuation option feature, we will increase the Guaranteed benefit account value to equal the applicable death benefit if such death benefit is greater than such account value, adjusted for any subsequent withdrawals. For Series CP(R) contracts, the account value will first be reduced by any Credits applied in the one-year period prior to the owner's death.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 70 1/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The "5-year rule" is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the beneficiary continuation option for IRA and Roth IRA contracts:

..   The contract continues with your name on it for the benefit of your beneficiary.

..   The beneficiary replaces the deceased owner as annuitant.

..   This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

..   The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the Non-Guaranteed benefit variable investment options and the guaranteed interest option (subject to our rules) but no subsequent contributions will be permitted.

..   The Guaranteed benefit variable investment options will no longer be available and no value can be allocated to those investment options.

..   If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

..   The beneficiary may choose at any time to withdraw all or a portion of the account value and no withdrawal charges, if any, will apply.

..   Any partial withdrawal must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required mini- mum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis

68  PAYMENT OF DEATH BENEFIT

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and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the beneficiary continuation option for NQ contracts:

..   This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

..   The beneficiary automatically replaces the existing annuitant.

..   The contract continues with your name on it for the benefit of your beneficiary.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

..   The minimum amount that is required in order to elect the beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the Non-Guaranteed benefit variable investment options but no subsequent contributions will be permitted.

..   The Guaranteed benefit variable investment options will no longer be available and no value can be allocated to those investment options.

..   If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

..   If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.

..   Any partial withdrawals must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or the older joint owner:

..   As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Guaranteed benefit account value to equal the applicable death benefit if such death benefit is greater than such Guaranteed benefit account value adjusted for any subsequent withdrawals. For Series CP(R) contracts, the account value will first be reduced by any Credits applied in a one-year period prior to the owner's death.

..   No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint owner:

..   The account value will not be reset to the death benefit amount.

..   The contract's withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

..   We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this Prospectus, if applicable.

                              -------------------

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include but are not limited to the surviving spouse's age, need for immediate income and a desire to continue any Guaranteed benefits under the contract.

                                                   PAYMENT OF DEATH BENEFIT  69

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7. Tax information


--------------------------------------------------------------------------------

OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Retirement Cornerstone(R) Series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and Internal Revenue Service ("IRS") interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 ("ERISA"). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CONTRACTS THAT FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code ("QP contracts"). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to the various Guaranteed benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix II at the end of this Prospectus for a discussion of QP contracts.

TRANSFERS AMONG INVESTMENT OPTIONS

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES

Taxpayers with incomes over $250,000 should consider the 3.8% Medicare tax on investment income (including, for this purpose, income from NQ contracts) which will be effective after December 31, 2012.

CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonqualified annuity contract.

CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

..   if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

..   if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

..   if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

..   if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

ANNUITY PAYMENTS

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See "Partial annuitization" below.

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Annuitization under a Retirement Cornerstone(R) Series contract occurs when your entire interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to one or more of the annuity payout options under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

PARTIAL ANNUITIZATION

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity payout, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date.

WITHDRAWALS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your Total account value less your total investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract's value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued but before the end of the first contract year, you may have taxable income even though you receive no payments under the contract. AXA Equitable will report any income attributable to a collateral assignment on Form 1099-R. Also, if AXA Equitable makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

TAXATION OF ANNUAL WITHDRAWALS PRIOR TO THE BEGINNING OF LIFETIME GIB PAYMENTS

We treat any withdrawals under the contract as non-annuity payments for income tax purposes. (This includes Annual withdrawal amounts received before the entire contract is annutized as described above under "Annuity Payments" or the beginning of Lifetime GIB payments.)

1035 EXCHANGES

You may purchase a nonqualified deferred annuity contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

..   the contract that is the source of the funds you are using to pur- chase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

..   the owner and the annuitant are the same under the source con- tract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a "qualified long-term care contract" meeting all specified requirements under the Code or an annuity contract with a "qualified long-term care contract" feature (sometimes referred to as a "combination annuity" contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a "qualified long-term care contract" or "combination annuity" in such a partial 1035 exchange transaction. Special forms, agreement between the

                                                            TAX INFORMATION  71
carriers, and provision of cost basis information may be required to process this type of an exchange.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner.

SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59 1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions made:

..   on or after your death; or

..   because you are disabled (special federal income tax definition); or

..   in the form of substantially equal periodic annuity payments at least annually over your life (or life expectancy), or the joint lives of you and your beneficiary (or joint life expectancies) using an IRS-approved distribution method. We do not anticipate that GIB Annual withdrawal amount payments made before age 59 1/2 will qualify for this exception.

We will report a life-contingent partial annuitization made to an owner under age 59 1/2 as eligible for exception the to early distribution penalty tax. We may be required to treat a partial annuitization for a period certain of at least 10 years as being subject to the penalty for an owner under age 59 1/2.

INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 49. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 49. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 49, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 49.

INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)

GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

..   Traditional IRAs, typically funded on a pre-tax basis; and

..   Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs, respectively.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial

72  TAX INFORMATION

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individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You can cancel either type of the Retirement Cornerstone(R) Series IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel with a certain number of days" under "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to purchase a traditional IRA or as additional contributions to an existing IRA:

..   "regular" contributions out of earned income or compensation; or

..   tax-free "rollover" contributions; or

..   direct custodian-to-custodian transfers from other traditional IRAs
    ("direct transfers").

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Because the minimum initial contribution AXA Equitable requires to purchase the contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, the following Retirement Cornerstone(R) Series contracts must be purchased through a direct transfer contribution or rollover contribution: Series L, Series CP(R), or Series C. Since the minimum initial contribution AXA Equitable requires to purchase the Retirement Cornerstone(R) B contract is $5,000, which is the same as the current maximum regular contribution you can make to an IRA for a taxable year, the Retirement Cornerstone(R) Series contract may be purchased through a regular contribution as well as direct transfer or rollover contribution.

REGULAR CONTRIBUTIONS TO TRADITIONAL IRAS

LIMITS ON CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the tax year in which you reach age 70 1/2 or any tax year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch-up contributions" of up to $1,000 to your traditional IRA.

SPECIAL RULES FOR SPOUSES. If you are married and file a joint Federal income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $5,000, married individuals filing jointly can contribute up to $10,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $5,000 can be contributed annually to either spouse's traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70 1/2 or over can contribute up to the lesser of $5,000 or 100% of "earned income" to a traditional IRA for a non-working spouse until the year in which the non-working spouse reaches age 70 1/2. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70 1/2 at any time during the taxable year for which the contribution is made.

DEDUCTIBILITY OF CONTRIBUTIONS. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual's personal situation (including his/her spouse). IRS Publication 590, "Individual Retirement Arrangements
(IRAs)" which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual's income limits for determining contributions and deductions all may be adjusted annually for cost of living.

NONDEDUCTIBLE REGULAR CONTRIBUTIONS. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working spouse's traditional IRA) may not, however, exceed the $5,000 maximum per person limit for the applicable taxable year. The dollar limit is $6,000 for people eligible to make age 50-70 1/2 "catch-up" contributions. You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of traditional IRAs" later in this section for more information.

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If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

WHEN YOU CAN MAKE REGULAR CONTRIBUTIONS. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designated the year for which you are making the contribution.

ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO TRADITIONAL IRAS

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

..   qualified plans;

..   governmental employer 457(b) plans;

..   403(b) plans; and

..   other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after you reach age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

ROLLOVERS FROM "ELIGIBLE RETIREMENT PLANS" OTHER THAN TRADITIONAL IRAS

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an inherited IRA contract with special rules and restrictions under certain circumstances.

There are two ways to do rollovers:

..   Do it yourself:
   You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

..   Direct rollover:
   You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

..   "required minimum distributions" after age 70 1/2 or retirement from service with the employer; or

..   substantially equal periodic payments made at least annually for your life
    (or life expectancy) or the joint lives (or joint life expec- tancies) of you and your designated beneficiary; or

..   substantially equal periodic payments made for a specified period of 10 years or more; or

..   hardship withdrawals; or

..   corrective distributions that fit specified technical tax rules; or

..   loans that are treated as distributions; or

..   death benefit payments to a beneficiary who is not your surviving spouse; or

..   qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse's traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

EXCESS CONTRIBUTIONS TO TRADITIONAL IRAS

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

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..   regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or

..   regular contributions to a traditional IRA made after you reach age 70 1/2;
    or

..   rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70 1/2.

You can avoid or limit the excise tax by withdrawing an excess contribution (rollover or regular). See Publication 590 for further details.

RECHARACTERIZATIONS

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

..   the amount received is a withdrawal of certain excess contributions, as described in IRS Publication 590; or

..   the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" under "Rollover and direct transfer contributions to traditional IRAs" earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.

REQUIRED MINIMUM DISTRIBUTIONS

BACKGROUND ON REGULATIONS -- REQUIRED MINIMUM DISTRIBUTIONS. Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your traditional IRAs for the year in which. you turn age 70 1/2

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The first required minimum distribution is for the calendar year in which you turn age 70 1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 1/2, or to delay taking it until the first three-month period in the next calendar year (January 1st -- April 1st). Distributions must start no later than your "Required Beginning Date", which is April 1st of the calendar year after the calendar year in which you turn age 70 1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions --"account-based" or "annuity-based."


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ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change.

If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain, using the method that you picked for that particular IRA. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70 1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70 1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. HOWEVER, NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary." PLEASE NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN

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FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS
REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty before the tax of 10% may apply if you have not reached age 59 1/2 first day of that tax year.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10% of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2 penalty tax Some of the available exceptions to the pre-age 59 1/2 include distributions:

..   made on or after your death; or

..   made because you are disabled (special federal income tax definition); or

..   used to pay certain extraordinary medical expenses (special federal income tax definition); or

..   used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

..   used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

..   used to pay certain higher education expenses (special federal income tax definition); or

..   in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect to apply your entire contract value to an Income Manager(R) (life annuity with a period certain) payout annuity contract (level payments version). See "Substantially equal withdrawals" under "Access your money" earlier in this Prospectus. You could also elect the substantially equal withdrawals option. We will calculate the substantially equal payments, using your choice of IRS-approved methods we offer. Although Income Manager(R) payments and substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once Income Manager(R) annuity payments or substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of Income Manager(R) payments or substantially equal withdrawals for purposes of determining whether the penalty applies.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Non-Guaranteed benefit account or the Guaranteed benefit account. Because the penalty exception method does not permit additional contributions or payment changes to restore any benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated, or intend to allocate, amounts to the Guaranteed benefit account value after starting substantially equal withdrawals.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "Traditional individual retirement annuities (traditional IRAs)."

The Retirement Cornerstone(R) Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

CONTRIBUTIONS TO ROTH IRAS. Individuals may make four different types of contributions to a Roth IRA:

..   regular after-tax contributions out of earnings; or

..   taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or

..   tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans;
    or

..   tax-free direct custodian-to-custodian transfers from other Roth IRAs
    ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See "Rollovers and direct transfer contributions to Roth IRAs" later in this section for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

For Retirement Cornerstone(R) Series CP(R), Series L and Series C Roth IRA contracts, the initial contribution must be a direct transfer or rollover contribution. Subsequent contributions may also be "regular" contributions out of compensation.

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REGULAR CONTRIBUTIONS TO ROTH IRAS

LIMITS ON REGULAR CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. If you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under "Special rules for spouses" earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

With a Roth IRA, you can make regular contributions when you reach age 70 1/2, as long as you have sufficient earnings. The amount of permissible contributions to Roth IRAs for any year depends on the individual's income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590, "Individual Retirement Arrangements (IRAs)" for the rules applicable to the current year.

WHEN YOU CAN MAKE CONTRIBUTIONS. Same as traditional IRAs.

DEDUCTIBILITY OF CONTRIBUTIONS. Roth IRA contributions are not tax deductible.

ROLLOVERS AND DIRECT TRANSFER CONTRIBUTIONS TO ROTH IRAS

WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

..   another Roth IRA;

..   a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

..   a "designated Roth contribution account" under a 401(k) plan, 403(b) plan, or governmental employer Section 457(b) plan (direct or 60-day); or

..   from non-Roth accounts under another eligible retirement plan, as described below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

CONVERSION ROLLOVER CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code
Section 401(a) qualified plan, a 403(b) plan, and a governmental employer
Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax-free. Even if you are under age 59 1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear,

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they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

RECHARACTERIZATIONS

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

HOW TO RECHARACTERIZE. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12-month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

To recharacterize a contribution, you must use our forms.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

..   rollovers from a Roth IRA to another Roth IRA;

..   direct transfers from a Roth IRA to another Roth IRA;

..   qualified distributions from a Roth IRA; and

..   return of excess contributions or amounts recharacterized to a traditional
    IRA.

QUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

..   you are age 59 1/2 or older; or

..   you die; or

..   you become disabled (special federal income tax definition); or

..   your distribution is a "qualified first-time homebuyer distribution"
    (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)Regular contributions.

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(2)Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

   (a)Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

   (b)Nontaxable portion.

(3)Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)All distributions made during the year from all Roth IRAs you maintain -- with any custodian or issuer -- are added together.

(2)All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE

Lifetime required minimum distributions do not apply.

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.

EXCESS CONTRIBUTIONS TO ROTH IRAS

Generally the same as traditional IRA, except that regular contributions made after age 70 1/2 are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

..   We might have to withhold and/or report on amounts we pay under a free look or cancellation.

..   We are required to withhold on the gross amount of a distribution from a
    Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on "periodic" and "non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold

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assuming that the owner is married and claiming three withholding exemptions.
If the owner does not provide the owner's correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

SPECIAL RULES FOR CONTRACTS FUNDING QUALIFIED PLANS

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix II at the end of this Prospectus.

MANDATORY WITHHOLDING FROM QUALIFIED PLAN DISTRIBUTIONS

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 49 for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

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8. More information


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ABOUT SEPARATE ACCOUNT NO. 49

Each variable investment option is a subaccount of Separate Account No. 49. We established Separate Account No. 49 in 1996 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 49 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 49 that represent our investments in Separate Account No. 49 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 49 assets in any investment permitted by applicable law. The results of Separate Account
No. 49's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 49. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 49 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 49. Although Separate Account No. 49 is registered, the SEC does not monitor the activity of Separate Account No. 49 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 49 invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust.

We reserve the right subject to compliance with laws that apply:

(1)to add variable investment options to, or to remove variable investment options from, Separate Account No. 49, or to add other separate accounts;

(2)to combine any two or more variable investment options;

(3)to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)to operate Separate Account No. 49 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 49 or a variable investment option directly);

(5)to deregister Separate Account No. 49 under the Investment Company Act of
   1940;

(6)to restrict or eliminate any voting rights as to Separate Account No. 49;

(7)to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)to limit or terminate contributions or transfers into any of the variable investment options; and

(9)to limit the number of variable investment options you may select.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 49, you will be notified of such exercise, as required by law.

ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about each Trust, its Portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plans and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this Prospectus, or in their respective SAIs, which are available upon request.

ABOUT THE GENERAL ACCOUNT

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract's account value or any Guaranteed benefits with which the contract was issued. AXA Equitable is solely responsible to the contract owner for the contract's account value and such Guaranteed benefits. The general obligations and any Guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to

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change and have no bearing on the performance of the variable investment options. You may also speak with your financial representative. For Series CP(R) contracts, credits allocated to your account value are funded from our general account.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account. The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ABOUT OTHER METHODS OF PAYMENT

WIRE TRANSMITTALS AND ELECTRONIC TRANSACTIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e., withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.

AUTOMATIC INVESTMENT PROGRAM

You may use our automatic investment program, or "AIP," to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as a subsequent contribution into a contract on a monthly or quarterly basis. AIP is available for NQ traditional IRA and Roth IRA contracts, AIP is not available for QP or Inherited IRA Beneficiary Continuation (traditional IRA or Roth IRA) contracts. Please see Appendix V later in this Prospectus to see if AIP is available in your state.

The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP subsequent contributions may be allocated to any of the variable investment options, but not to a Special DCA program. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month. For contracts with a Guaranteed benefit, AIP contributions with allocations to the Guaranteed benefit variable investment options will be allocated to corresponding Non-Guaranteed benefit variable investment options that invest in the same Portfolios after the date the first withdrawal is taken from the Guaranteed benefit account value.

You may cancel AIP at any time by notifying our processing office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our processing office.

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

..   If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

   -- on a non-business day;

   -- after 4:00 p.m. Eastern Time on a business day; or

   -- after an early close of regular trading on the NYSE on a business day.

..   If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

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..   When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

..   If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m., Eastern Time.

CONTRIBUTIONS, CREDITS AND TRANSFERS

..   Contributions (and Credits, for Series CP(R) contracts only) allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

..   Contributions (and Credits, for Series CP(R) contracts only) allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

..   Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

..   Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

..   Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

..   For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

..   the election of trustees; or

..   the formal approval of independent public accounting firms selected for each Trust; or

..   any other matters described in the prospectus for each Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

SEPARATE ACCOUNT NO. 49 VOTING RIGHTS

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

MISSTATEMENT OF AGE

If the age of any person upon whose life or age a benefit provided under a Guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that Guaranteed benefit at the correct age, (i) the benefit will be rescinded; (ii) any charges that were deducted for the benefit will be refunded and applied to the Total account value of the contract, and
(iii) only the death benefit provided by amounts allocated to the Non-Guaranteed benefits account value will apply.

STATUTORY COMPLIANCE

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue Code, in Treasury Regulations or in published rulings of the Internal Revenue Service and in Department of Labor regulations.

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Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 49, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

FINANCIAL STATEMENTS

The financial statements of Separate Account No. 49, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.

Any Guaranteed benefit in effect, will generally terminate if you change ownership of the contract. A Guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant's life. It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family's) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

See Appendix V later in this Prospectus for any state variations with regard to terminating any benefits under your contract.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted, and any such assignment must be made prior to the first contract date anniversary. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract.

A collateral assignment does not terminate your benefits under the contract. However, all withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

HOW DIVORCE MAY AFFECT YOUR GUARANTEED BENEFITS

Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a guaranteed benefit, we will not divide the benefit base as part of the divorce settlement or judgment. As a result of the divorce, we may be required to withdraw amounts from the account value to be paid to an ex-spouse. Any such withdrawal will be considered a withdrawal from the contract. This means that your guaranteed benefit will be reduced and a withdrawal charge may apply.

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DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account No. 49. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold. AXA Equitable may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contract and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see "Fee table" and "Charges and expenses" earlier in this Prospectus.

AXA ADVISORS COMPENSATION. AXA Equitable pays compensation to AXA Advisors based on contributions made on the contracts sold through AXA Advisors ("contribution-based compensation"). The contribution-based compensation will generally not exceed 8.50% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the Total account value of the contract sold ("asset-based compensation"). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could, over time, exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers. AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

When a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contract your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

DIFFERENTIAL COMPENSATION. In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of an AXA Equitable contract than it pays for the sale of a contract or other financial product issued by a company other than AXA Equitable. This practice is known as providing "differential compensation." Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable contracts than products issued by other companies. Other forms of compensation provided to its financial professionals include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments, known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable contracts and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for those financial professionals to recommend an AXA Equitable contract over a contract or other financial product issued by a company not affiliated with AXA Equitable. However, under applicable rules of FINRA, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation among products in the same category. For more information, contact your financial professional.

AXA DISTRIBUTORS COMPENSATION. AXA Equitable pays contribution-based and asset-based compensation (together "compensation") to AXA Distributors. Contribution-based compensation is paid based on AXA Equitable contracts sold through AXA Distributor's Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain

86  MORE INFORMATION
of AXA Distributor's Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the Total account value of the contract sold. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount, and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

AXA Equitable also pays AXA Distributors compensation to cover its operating expenses and marketing services under the terms of AXA Equitable's distribution agreements with AXA Distributors.

ADDITIONAL PAYMENTS BY AXA DISTRIBUTORS TO SELLING BROKER-DEALERS. AXA Distributors may pay, out of their assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. The Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements").

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2011) received additional payments. These additional payments ranged from $81 to $4,973,724. AXA Equitable and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corporation
Advantage Capital Corporation
A.G. Edwards
American Portfolios Financial Services
Ameriprise Financial Services, Inc.
Associated Securities Corp.
Bank of America
BBVA Compass Investment Solutions, Inc.
CCO Investment Services Corp.
Centaurus Financial, Inc.
Commonwealth Financial Network
CUSO Financial Services, L.P.
Essex National Securities Inc.
Financial Network Investment Corporation
First Allied Securities
First Citizens Investor Services, Inc.
First Tennessee Brokerage, Inc.
FSC Securities Corporation
Geneos Wealth Management, Inc.
H.D. Vest Investment Securities, Inc.
Investment Centers of America/First Dakota Inc.
IFC Holdings Inc. DBA Invest Financial Corporation
Investment Professionals, Inc.
Investors Capital Corporation
J.P. Turner & Company, LLC
James T. Borello & Co.
Janney Montgomery Scott, LLC
Key Investment Services, LLC
Lincoln Financial Advisors Corporation
Lincoln Financial Securities Corporation
LPL Financial Corporation
M&T Securities, Inc.
Merrill Lynch Life Agency Inc.
Morgan Keegan & Co., Inc.
Morgan Stanley Smith Barney - Morgan Stanley & Co., Incorporated
Multi-Financial Securities Corporation
National Planning Corporation
Next Financial Group, Inc.
NFP Securities, Inc.
Plan Member Financial Corporation
PNC Investments
Prime Capital Services
PrimeVest Financial Services, Inc.
Raymond James & Associates Inc
Raymond James Financial Services
RBC Capital Markets Corp.
Robert W Baird & Co.

                                                           MORE INFORMATION  87

Royal Alliance Associates Inc.
Sage Point Financial, Inc
Securities America, Inc.
SII Investments, Inc.
Sorrento Pacific Financial, LLC
Stifel, Nicolaus & Co.
Summit Brokerage Services, Inc
Termed/Mutual Service Corporation
Transamerica Financial Advisors, Inc.
U.S. Bancorp Investments, Inc.
UBS Financial Services, Inc.
UVEST Financial Services Group, Inc.
Waterstone Financial Group, Inc.
Wells Fargo Advisors Financial Network LLC
Wells Fargo Advisors
Wells Fargo Advisors, LLC
Wells Fargo Investments, LLC

88  MORE INFORMATION

Appendix I: Condensed financial information

--------------------------------------------------------------------------------

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 49 with the same daily asset charges of 1.30%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011.

---------------------------------------------------------------------------------------------
                                                            FOR THE YEARS ENDING DECEMBER 31,
                                                            ---------------------------------
                                                             2011        2010       2009
---------------------------------------------------------------------------------------------
 ALL ASSET ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $ 11.06     $11.58     $10.18
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          220         92         --
---------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.53     $11.00     $10.11
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          130         89         --
---------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                               $  9.32     $11.25     $10.12
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          230         94         --
---------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP LARGE COMPANY VALUE FUND
---------------------------------------------------------------------------------------------
   Unit value                                               $ 11.00     $11.05     $10.11
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           57         14         --
---------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
---------------------------------------------------------------------------------------------
   Unit value                                               $ 12.08     $12.34     $10.51
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          277        104         --
---------------------------------------------------------------------------------------------
 AXA AGGRESSIVE ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.48     $11.45     $10.23
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          824        499          3
---------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.56     $10.96     $10.09
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       19,416      8,343          7
---------------------------------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.55     $10.84     $10.06
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       10,951      5,312         --
---------------------------------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.51     $10.57     $ 9.98
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        6,310      2,755         --
---------------------------------------------------------------------------------------------
 AXA GROWTH STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.57     $11.20     $10.16
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        2,152      1,053          4
---------------------------------------------------------------------------------------------
 AXA MODERATE ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.60     $10.98     $10.10
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        1,704        759          2
---------------------------------------------------------------------------------------------

                                 APPENDIX I: CONDENSED FINANCIAL INFORMATION I-1

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-----------------------------------------------------------------------------------
                                                  FOR THE YEARS ENDING DECEMBER 31,
                                                  ---------------------------------
                                                   2011        2010        2009
-----------------------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
-----------------------------------------------------------------------------------
   Unit value                                     $ 10.57     $ 11.08     $10.13
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)             70,698      30,229        175
-----------------------------------------------------------------------------------
 AXA MODERATE-PLUS ALLOCATION
-----------------------------------------------------------------------------------
   Unit value                                     $ 10.55     $ 11.22     $10.17
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)              1,991         981         32
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 2000
-----------------------------------------------------------------------------------
   Unit value                                     $ 11.56     $ 13.09     $10.75
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)              2,189         969          7
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 400
-----------------------------------------------------------------------------------
   Unit value                                     $ 11.49     $ 12.68     $10.45
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)              1,982         892          7
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 500
-----------------------------------------------------------------------------------
   Unit value                                     $ 10.77     $ 11.34     $10.23
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)              4,881       2,190         25
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER INTERNATIONAL
-----------------------------------------------------------------------------------
   Unit value                                     $  8.56     $ 10.33     $10.00
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)              4,701       2,034          8
-----------------------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
-----------------------------------------------------------------------------------
   Unit value                                     $ 10.44     $ 10.98     $10.13
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)              1,594         983         60
-----------------------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I FUND
-----------------------------------------------------------------------------------
   Unit value                                     $ 11.78     $ 11.67     $10.27
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                259         101         --
-----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
-----------------------------------------------------------------------------------
   Unit value                                     $  9.51          --         --
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)              1,826          --         --
-----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
-----------------------------------------------------------------------------------
   Unit value                                     $ 13.90     $ 14.14     $10.73
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                151          77         --
-----------------------------------------------------------------------------------
 EQ/AXA FRANKLIN SMALL CAP VALUE CORE
-----------------------------------------------------------------------------------
   Unit value                                     $ 11.63     $ 13.00     $10.57
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                106          48         --
-----------------------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
-----------------------------------------------------------------------------------
   Unit value                                     $ 11.04     $ 11.51     $10.36
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)              1,404         656         --
-----------------------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
-----------------------------------------------------------------------------------
   Unit value                                     $ 11.45     $ 11.62     $10.15
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                114          58         --
-----------------------------------------------------------------------------------

I-2 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------
                                         FOR THE YEARS ENDING DECEMBER 31,
                                         ---------------------------------
                                          2011        2010       2009
--------------------------------------------------------------------------
 EQ/CAPITAL GUARDIAN RESEARCH
--------------------------------------------------------------------------
   Unit value                            $12.28      $11.94     $10.42
--------------------------------------------------------------------------
   Number of units outstanding (000's)       41          19         --
--------------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
--------------------------------------------------------------------------
   Unit value                            $11.77      $11.84     $10.32
--------------------------------------------------------------------------
   Number of units outstanding (000's)      104          60         --
--------------------------------------------------------------------------
 EQ/CORE BOND INDEX
--------------------------------------------------------------------------
   Unit value                            $10.71      $10.35     $ 9.92
--------------------------------------------------------------------------
   Number of units outstanding (000's)    9,309       4,192         32
--------------------------------------------------------------------------
 EQ/DAVIS NEW YORK VENTURE
--------------------------------------------------------------------------
   Unit value                            $10.72      $11.37     $10.28
--------------------------------------------------------------------------
   Number of units outstanding (000's)      391         191         --
--------------------------------------------------------------------------
 EQ/EQUITY 500 INDEX
--------------------------------------------------------------------------
   Unit value                            $11.67      $11.61     $10.26
--------------------------------------------------------------------------
   Number of units outstanding (000's)      479         236          3
--------------------------------------------------------------------------
 EQ/FRANKLIN CORE BALANCED
--------------------------------------------------------------------------
   Unit value                            $11.22      $11.33     $10.29
--------------------------------------------------------------------------
   Number of units outstanding (000's)       59          45         --
--------------------------------------------------------------------------
 EQ/FRANKLIN TEMPLETON ALLOCATION
--------------------------------------------------------------------------
   Unit value                            $10.57      $11.17     $10.23
--------------------------------------------------------------------------
   Number of units outstanding (000's)       53          21         --
--------------------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
--------------------------------------------------------------------------
   Unit value                            $11.08      $11.05     $10.18
--------------------------------------------------------------------------
   Number of units outstanding (000's)      186          88         --
--------------------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
--------------------------------------------------------------------------
   Unit value                            $13.27      $13.89     $10.59
--------------------------------------------------------------------------
   Number of units outstanding (000's)    1,650         693          1
--------------------------------------------------------------------------
 EQ/GLOBAL BOND PLUS
--------------------------------------------------------------------------
   Unit value                            $10.70      $10.36     $ 9.85
--------------------------------------------------------------------------
   Number of units outstanding (000's)      172          73          2
--------------------------------------------------------------------------
 EQ/GLOBAL MULTI-SECTOR EQUITY
--------------------------------------------------------------------------
   Unit value                            $ 9.72      $11.20     $10.16
--------------------------------------------------------------------------
   Number of units outstanding (000's)      196         111          2
--------------------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND INDEX
--------------------------------------------------------------------------
   Unit value                            $10.57      $10.17     $ 9.89
--------------------------------------------------------------------------
   Number of units outstanding (000's)    4,179       2,244          3
--------------------------------------------------------------------------
 EQ/INTERNATIONAL CORE PLUS
--------------------------------------------------------------------------
   Unit value                            $ 8.95      $10.88     $10.07
--------------------------------------------------------------------------
   Number of units outstanding (000's)      158         109         --
--------------------------------------------------------------------------

                                 APPENDIX I: CONDENSED FINANCIAL INFORMATION I-3

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------
                                         FOR THE YEARS ENDING DECEMBER 31,
                                         ---------------------------------
                                          2011        2010       2009
--------------------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
--------------------------------------------------------------------------
   Unit value                            $ 9.05      $10.41     $10.00
--------------------------------------------------------------------------
   Number of units outstanding (000's)      105          64         --
--------------------------------------------------------------------------
 EQ/INTERNATIONAL ETF
--------------------------------------------------------------------------
   Unit value                            $ 9.14      $10.63     $10.00
--------------------------------------------------------------------------
   Number of units outstanding (000's)      157          81         --
--------------------------------------------------------------------------
 EQ/INTERNATIONAL VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $ 8.64      $10.41     $ 9.92
--------------------------------------------------------------------------
   Number of units outstanding (000's)      217         154          1
--------------------------------------------------------------------------
 EQ/JPMORGAN VALUE OPPORTUNITIES
--------------------------------------------------------------------------
   Unit value                            $10.70      $11.41     $10.26
--------------------------------------------------------------------------
   Number of units outstanding (000's)      189         114         --
--------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
--------------------------------------------------------------------------
   Unit value                            $12.07      $11.92     $10.39
--------------------------------------------------------------------------
   Number of units outstanding (000's)      164          78         --
--------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH PLUS
--------------------------------------------------------------------------
   Unit value                            $11.07      $11.60     $10.28
--------------------------------------------------------------------------
   Number of units outstanding (000's)       91          45         --
--------------------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
--------------------------------------------------------------------------
   Unit value                            $11.46      $11.62     $10.24
--------------------------------------------------------------------------
   Number of units outstanding (000's)       96          41         --
--------------------------------------------------------------------------
 EQ/LARGE CAP VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $10.72      $11.41     $10.24
--------------------------------------------------------------------------
   Number of units outstanding (000's)       79          72         --
--------------------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
--------------------------------------------------------------------------
   Unit value                            $10.23      $11.58     $10.18
--------------------------------------------------------------------------
   Number of units outstanding (000's)      211          83         --
--------------------------------------------------------------------------
 EQ/MID CAP INDEX
--------------------------------------------------------------------------
   Unit value                            $12.63      $13.07     $10.51
--------------------------------------------------------------------------
   Number of units outstanding (000's)      172         100         --
--------------------------------------------------------------------------
 EQ/MID CAP VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $11.40      $12.71     $10.51
--------------------------------------------------------------------------
   Number of units outstanding (000's)       32          17         --
--------------------------------------------------------------------------
 EQ/MONEY MARKET
--------------------------------------------------------------------------
   Unit value                            $ 9.74      $ 9.87     $ 9.99
--------------------------------------------------------------------------
   Number of units outstanding (000's)      865         312         11
--------------------------------------------------------------------------
 EQ/MONTAG & CALDWELL GROWTH
--------------------------------------------------------------------------
   Unit value                            $11.20      $11.00     $10.28
--------------------------------------------------------------------------
   Number of units outstanding (000's)      462         309         --
--------------------------------------------------------------------------

I-4 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                      FOR THE YEARS ENDING DECEMBER 31,
                                                      ---------------------------------
                                                       2011        2010       2009
---------------------------------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                         $12.21      $13.36     $10.21
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   676         266          2
---------------------------------------------------------------------------------------
 EQ/MUTUAL LARGE CAP EQUITY
---------------------------------------------------------------------------------------
   Unit value                                         $10.72      $11.34     $10.24
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    40          28         --
---------------------------------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
---------------------------------------------------------------------------------------
   Unit value                                         $10.49      $11.61     $10.18
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   410         154         --
---------------------------------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.84      $ 9.96     $ 9.99
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   720         476          6
---------------------------------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
---------------------------------------------------------------------------------------
   Unit value                                         $12.73      $13.40     $10.76
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   154          96          1
---------------------------------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
---------------------------------------------------------------------------------------
   Unit value                                         $11.56      $11.92     $10.35
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   559         287          3
---------------------------------------------------------------------------------------
 EQ/TEMPLETON GLOBAL EQUITY
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.86      $10.87     $10.17
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    69          41         --
---------------------------------------------------------------------------------------
 EQ/VAN KAMPEN COMSTOCK
---------------------------------------------------------------------------------------
   Unit value                                         $11.29      $11.64     $10.21
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    82          44         --
---------------------------------------------------------------------------------------
 EQ/WELLS FARGO OMEGA GROWTH
---------------------------------------------------------------------------------------
   Unit value                                         $ 8.67          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   520          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP ASSET MANAGER: GROWTH(R) PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $10.85      $11.75     $10.26
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    37          14         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $11.49      $11.97     $10.37
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                 1,082         507          1
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.62          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    11          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.50          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    38          --         --
---------------------------------------------------------------------------------------

                                 APPENDIX I: CONDENSED FINANCIAL INFORMATION I-5

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

------------------------------------------------------------------------------------------
                                                         FOR THE YEARS ENDING DECEMBER 31,
                                                         ---------------------------------
                                                          2011        2010       2009
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $ 9.35          --         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       11          --         --
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $ 9.28          --         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       14          --         --
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $11.36      $12.91     $10.17
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      512         251          1
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $11.24      $10.90     $10.14
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      704         355          2
------------------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.99      $10.87         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      283         144         --
------------------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME SECURITIES FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.25      $11.11     $10.15
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      525         253          5
------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.32      $10.62         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       69          53         --
------------------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.89      $12.90     $10.48
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      331         148         --
------------------------------------------------------------------------------------------
 INVESCO V.I. DIVIDEND GROWTH FUND
------------------------------------------------------------------------------------------
   Unit value                                                --          --     $10.01
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       --          --         --
------------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.89      $11.83     $10.22
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      842         269         --
------------------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD
------------------------------------------------------------------------------------------
   Unit value                                            $ 9.69          --         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      109          --         --
------------------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.46      $11.40     $10.25
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      555         235         --
------------------------------------------------------------------------------------------
 INVESCO V.I. LEISURE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.71      $12.36     $10.29
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       17           6         --
------------------------------------------------------------------------------------------

I-6 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

----------------------------------------------------------------------------------------
                                                       FOR THE YEARS ENDING DECEMBER 31,
                                                       ---------------------------------
                                                        2011        2010       2009
----------------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
----------------------------------------------------------------------------------------
   Unit value                                          $10.77      $11.67     $10.39
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    150          84         --
----------------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
----------------------------------------------------------------------------------------
   Unit value                                          $13.19      $13.50     $10.67
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     95          34         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.02          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    362          --         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
----------------------------------------------------------------------------------------
   Unit value                                          $10.97      $11.66     $10.15
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    353         204         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
----------------------------------------------------------------------------------------
   Unit value                                          $11.15      $12.43     $10.32
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    449         120         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.27      $11.96     $10.35
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    462         220          6
----------------------------------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
----------------------------------------------------------------------------------------
   Unit value                                          $12.13      $11.67     $10.30
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    819         362          2
----------------------------------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
----------------------------------------------------------------------------------------
   Unit value                                          $13.29      $13.54     $10.43
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    402         172         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE AND TECHNOLOGY
----------------------------------------------------------------------------------------
   Unit value                                          $10.99      $11.82     $10.62
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    351         118         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
----------------------------------------------------------------------------------------
   Unit value                                          $11.86      $13.44     $10.57
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    275         162         --
----------------------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
----------------------------------------------------------------------------------------
   Unit value                                          $10.01      $12.37     $10.21
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                  1,497         587         --
----------------------------------------------------------------------------------------
 LORD ABBETT BOND DEBENTURE
----------------------------------------------------------------------------------------
   Unit value                                          $10.06          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     35          --         --
----------------------------------------------------------------------------------------
 LORD ABBETT CLASSIC STOCK
----------------------------------------------------------------------------------------
   Unit value                                          $ 8.70          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     87          --         --
----------------------------------------------------------------------------------------

                                 APPENDIX I: CONDENSED FINANCIAL INFORMATION I-7

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                                                            FOR THE YEARS ENDING DECEMBER 31,
                                                                            ---------------------------------
                                                                             2011        2010       2009
-------------------------------------------------------------------------------------------------------------
 LORD ABBETT GROWTH OPPORTUNITIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $ 8.31          --         --
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          41          --         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.50      $10.83     $10.09
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         790         295         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.45      $11.55     $10.44
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         151          98         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.87      $11.29     $10.31
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         150          59         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) TECHNOLOGY PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $12.14      $12.17     $10.26
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         148          75         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $12.40      $11.80     $10.53
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         256          84         --
-------------------------------------------------------------------------------------------------------------
 MUTUAL SHARES SECURITIES FUND
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.49      $10.74         --
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         322          69         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.83      $12.96     $10.57
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         498         164         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST EMERGING MARKETS BOND PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.65      $11.11     $10.05
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         398         244         10
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST REAL RETURN PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.71      $10.64     $ 9.98
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       1,444         462          6
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST TOTAL RETURN PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.87      $10.64     $ 9.98
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       2,557       1,151          8
-------------------------------------------------------------------------------------------------------------
 PROFUND VP BEAR
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $ 7.05      $ 7.84     $ 9.67
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          67          20          1
-------------------------------------------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.01      $10.47     $10.09
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         108          39         --
-------------------------------------------------------------------------------------------------------------

I-8 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

----------------------------------------------------------------------------------------
                                                       FOR THE YEARS ENDING DECEMBER 31,
                                                       ---------------------------------
                                                        2011        2010       2009
----------------------------------------------------------------------------------------
 RYDEX SGI VT ALTERNATIVE STRATEGIES ALLOCATION FUND
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.50          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     19          --         --
----------------------------------------------------------------------------------------
 RYDEX SGI VT MANAGED FUTURES STRATEGY FUND
----------------------------------------------------------------------------------------
   Unit value                                          $ 8.98          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     21          --         --
----------------------------------------------------------------------------------------
 T. ROWE PRICE HEALTH SCIENCES PORTFOLIO II
----------------------------------------------------------------------------------------
   Unit value                                          $13.06      $11.99     $10.53
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    242          71         --
----------------------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.93      $11.95     $10.30
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    286         158          2
----------------------------------------------------------------------------------------
 TEMPLETON FOREIGN SECURITIES FUND
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.51      $10.79     $10.08
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    276         158         --
----------------------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND SECURITIES FUND
----------------------------------------------------------------------------------------
   Unit value                                          $11.11      $11.35     $10.05
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                  2,066         777          3
----------------------------------------------------------------------------------------
 TEMPLETON GROWTH SECURITIES FUND
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.46      $10.30         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     63          21         --
----------------------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
----------------------------------------------------------------------------------------
   Unit value                                          $10.76      $13.08     $10.30
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    872         327          1
----------------------------------------------------------------------------------------

                                 APPENDIX I: CONDENSED FINANCIAL INFORMATION I-9

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 49 with the same daily asset charges of 1.55%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011.

---------------------------------------------------------------------------------------------
                                                            FOR THE YEARS ENDING DECEMBER 31,
                                                            ---------------------------------
                                                             2011        2010        2009
---------------------------------------------------------------------------------------------
 ALL ASSET ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $ 11.00     $ 11.55     $10.17
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           65          23         --
---------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.47     $ 10.97     $10.10
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            3           1         --
---------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                               $  9.27     $ 11.22     $10.12
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           42          15         --
---------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP LARGE COMPANY VALUE FUND
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.94     $ 11.02     $10.11
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                            7           5         --
---------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
---------------------------------------------------------------------------------------------
   Unit value                                               $ 12.01     $ 12.30     $10.50
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           62          24         --
---------------------------------------------------------------------------------------------
 AXA AGGRESSIVE ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.42     $ 11.42     $10.23
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          243         114         --
---------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.50     $ 10.93     $10.09
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        5,837       2,602         22
---------------------------------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.49     $ 10.80     $10.05
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        3,875       2,069         --
---------------------------------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.45     $ 10.54     $ 9.98
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        2,423       1,111         --
---------------------------------------------------------------------------------------------
 AXA GROWTH STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.51     $ 11.17     $10.16
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        1,052         546         --
---------------------------------------------------------------------------------------------
 AXA MODERATE ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.55     $ 10.95     $10.09
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          470         237         --
---------------------------------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.52     $ 11.05     $10.12
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       23,643      10,414        119
---------------------------------------------------------------------------------------------

I-10 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-----------------------------------------------------------------------------------
                                                  FOR THE YEARS ENDING DECEMBER 31,
                                                  ---------------------------------
                                                   2011        2010       2009
-----------------------------------------------------------------------------------
 AXA MODERATE-PLUS ALLOCATION
-----------------------------------------------------------------------------------
   Unit value                                     $10.49      $11.19     $10.16
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               387         179         --
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 2000
-----------------------------------------------------------------------------------
   Unit value                                     $11.50      $13.05     $10.74
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               822         394         --
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 400
-----------------------------------------------------------------------------------
   Unit value                                     $11.43      $12.64     $10.44
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               764         369         --
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 500
-----------------------------------------------------------------------------------
   Unit value                                     $10.71      $11.30     $10.23
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)             1,882         982         --
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER INTERNATIONAL
-----------------------------------------------------------------------------------
   Unit value                                     $ 8.51      $10.30     $ 9.99
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)             1,835         892         --
-----------------------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
-----------------------------------------------------------------------------------
   Unit value                                     $10.38      $10.95     $10.13
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               223         181          1
-----------------------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I FUND
-----------------------------------------------------------------------------------
   Unit value                                     $11.72      $11.63     $10.26
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                96          26         --
-----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
-----------------------------------------------------------------------------------
   Unit value                                     $ 9.49          --         --
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               594          --         --
-----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
-----------------------------------------------------------------------------------
   Unit value                                      13.83      $14.10     $10.72
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                46          40         --
-----------------------------------------------------------------------------------
 EQ/AXA FRANKLIN SMALL CAP VALUE CORE
-----------------------------------------------------------------------------------
   Unit value                                     $11.57      $12.96     $10.57
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                16          16         --
-----------------------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
-----------------------------------------------------------------------------------
   Unit value                                     $10.98      $11.48     $10.36
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               285         135         --
-----------------------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
-----------------------------------------------------------------------------------
   Unit value                                     $11.39      $11.59     $10.15
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                27          13         --
-----------------------------------------------------------------------------------
 EQ/CAPITAL GUARDIAN RESEARCH
-----------------------------------------------------------------------------------
   Unit value                                     $12.22      $11.90     $10.41
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                13           3         --
-----------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-11

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------
                                         FOR THE YEARS ENDING DECEMBER 31,
                                         ---------------------------------
                                          2011        2010       2009
--------------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
--------------------------------------------------------------------------
   Unit value                            $11.71      $11.80     $10.32
--------------------------------------------------------------------------
   Number of units outstanding (000's)       42          27         --
--------------------------------------------------------------------------
 EQ/CORE BOND INDEX
--------------------------------------------------------------------------
   Unit value                            $10.65      $10.32     $ 9.91
--------------------------------------------------------------------------
   Number of units outstanding (000's)    3,504       1,871         --
--------------------------------------------------------------------------
 EQ/DAVIS NEW YORK VENTURE
--------------------------------------------------------------------------
   Unit value                            $10.66      $11.33     $10.27
--------------------------------------------------------------------------
   Number of units outstanding (000's)       51          34         --
--------------------------------------------------------------------------
 EQ/EQUITY 500 INDEX
--------------------------------------------------------------------------
   Unit value                            $11.60      $11.58     $10.26
--------------------------------------------------------------------------
   Number of units outstanding (000's)      152          55         --
--------------------------------------------------------------------------
 EQ/FRANKLIN CORE BALANCED
--------------------------------------------------------------------------
   Unit value                            $11.16      $11.30     $10.29
--------------------------------------------------------------------------
   Number of units outstanding (000's)        4           2         --
--------------------------------------------------------------------------
 EQ/FRANKLIN TEMPLETON ALLOCATION
--------------------------------------------------------------------------
   Unit value                            $10.51      $11.14     $10.23
--------------------------------------------------------------------------
   Number of units outstanding (000's)       19           5         --
--------------------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
--------------------------------------------------------------------------
   Unit value                            $11.02      $11.01     $10.18
--------------------------------------------------------------------------
   Number of units outstanding (000's)       40          20         --
--------------------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
--------------------------------------------------------------------------
   Unit value                            $13.20      $13.85     $10.58
--------------------------------------------------------------------------
   Number of units outstanding (000's)      386         215          1
--------------------------------------------------------------------------
 EQ/GLOBAL BOND PLUS
--------------------------------------------------------------------------
   Unit value                            $10.64      $10.33     $ 9.85
--------------------------------------------------------------------------
   Number of units outstanding (000's)       46          27         --
--------------------------------------------------------------------------
 EQ/GLOBAL MULTI-SECTOR EQUITY
--------------------------------------------------------------------------
   Unit value                            $ 9.67      $11.17     $10.16
--------------------------------------------------------------------------
   Number of units outstanding (000's)       46          29         --
--------------------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND INDEX
--------------------------------------------------------------------------
   Unit value                            $10.52      $10.15     $ 9.89
--------------------------------------------------------------------------
   Number of units outstanding (000's)    1,583         780         --
--------------------------------------------------------------------------
 EQ/INTERNATIONAL CORE PLUS
--------------------------------------------------------------------------
   Unit value                            $ 8.90      $10.85     $10.07
--------------------------------------------------------------------------
   Number of units outstanding (000's)       24          19         --
--------------------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
--------------------------------------------------------------------------
   Unit value                            $ 9.00      $10.38     $10.00
--------------------------------------------------------------------------
   Number of units outstanding (000's)       27          18         --
--------------------------------------------------------------------------

I-12 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------
                                         FOR THE YEARS ENDING DECEMBER 31,
                                         ---------------------------------
                                          2011        2010       2009
--------------------------------------------------------------------------
 EQ/INTERNATIONAL ETF
--------------------------------------------------------------------------
   Unit value                            $ 9.09      $10.60     $ 9.99
--------------------------------------------------------------------------
   Number of units outstanding (000's)       19          19         --
--------------------------------------------------------------------------
 EQ/INTERNATIONAL VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $ 8.60      $10.39     $ 9.92
--------------------------------------------------------------------------
   Number of units outstanding (000's)       48          45         --
--------------------------------------------------------------------------
 EQ/JPMORGAN VALUE OPPORTUNITIES
--------------------------------------------------------------------------
   Unit value                            $10.64      $11.37     $10.26
--------------------------------------------------------------------------
   Number of units outstanding (000's)       40          23         --
--------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
--------------------------------------------------------------------------
   Unit value                            $12.01      $11.88     $10.39
--------------------------------------------------------------------------
   Number of units outstanding (000's)       81          50         --
--------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH PLUS
--------------------------------------------------------------------------
   Unit value                            $11.01      $11.57     $10.28
--------------------------------------------------------------------------
   Number of units outstanding (000's)       12          11         --
--------------------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
--------------------------------------------------------------------------
   Unit value                            $11.39      $11.58     $10.24
--------------------------------------------------------------------------
   Number of units outstanding (000's)       26          15         --
--------------------------------------------------------------------------
 EQ/LARGE CAP VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $10.66      $11.38     $10.23
--------------------------------------------------------------------------
   Number of units outstanding (000's)       24          23         --
--------------------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
--------------------------------------------------------------------------
   Unit value                            $10.18      $11.55     $10.18
--------------------------------------------------------------------------
   Number of units outstanding (000's)       36          20         --
--------------------------------------------------------------------------
 EQ/MID CAP INDEX
--------------------------------------------------------------------------
   Unit value                            $12.56      $13.04     $10.50
--------------------------------------------------------------------------
   Number of units outstanding (000's)       38          27         --
--------------------------------------------------------------------------
 EQ/MID CAP VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $11.34      $12.67     $10.50
--------------------------------------------------------------------------
   Number of units outstanding (000's)       11           8         --
--------------------------------------------------------------------------
 EQ/MONEY MARKET
--------------------------------------------------------------------------
   Unit value                            $ 9.68      $ 9.84     $ 9.98
--------------------------------------------------------------------------
   Number of units outstanding (000's)    3,217       1,627         10
--------------------------------------------------------------------------
 EQ/MONTAG & CALDWELL GROWTH
--------------------------------------------------------------------------
   Unit value                            $11.14      $10.97     $10.27
--------------------------------------------------------------------------
   Number of units outstanding (000's)       70          51         --
--------------------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
--------------------------------------------------------------------------
   Unit value                            $12.14      $13.33     $10.21
--------------------------------------------------------------------------
   Number of units outstanding (000's)      174          57          1
--------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-13

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                      FOR THE YEARS ENDING DECEMBER 31,
                                                      ---------------------------------
                                                       2011        2010       2009
---------------------------------------------------------------------------------------
 EQ/MUTUAL LARGE CAP EQUITY
---------------------------------------------------------------------------------------
   Unit value                                         $10.67      $11.31     $10.24
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     8           2         --
---------------------------------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
---------------------------------------------------------------------------------------
   Unit value                                         $10.44      $11.57     $10.18
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    73          44         --
---------------------------------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.79      $ 9.94     $ 9.98
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   179         104          3
---------------------------------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
---------------------------------------------------------------------------------------
   Unit value                                         $12.66      $13.36     $10.76
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    31          28         --
---------------------------------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
---------------------------------------------------------------------------------------
   Unit value                                         $11.50      $11.88     $10.35
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    96          54         --
---------------------------------------------------------------------------------------
 EQ/TEMPLETON GLOBAL EQUITY
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.81      $10.84     $10.17
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    30          22         --
---------------------------------------------------------------------------------------
 EQ/VAN KAMPEN COMSTOCK
---------------------------------------------------------------------------------------
   Unit value                                         $11.23      $11.61     $10.21
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    23          15         --
---------------------------------------------------------------------------------------
 EQ/WELLS FARGO OMEGA GROWTH
---------------------------------------------------------------------------------------
   Unit value                                         $ 8.65          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   149          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP ASSET MANAGER: GROWTH(R) PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $10.79      $11.72     $10.26
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    10          27         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $11.42      $11.94     $10.37
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   209         124         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.60          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    10          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.48          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     6          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.33          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    --          --         --
---------------------------------------------------------------------------------------

I-14 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

------------------------------------------------------------------------------------------
                                                         FOR THE YEARS ENDING DECEMBER 31,
                                                         ---------------------------------
                                                          2011        2010       2009
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $ 9.26          --         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        2          --         --
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $11.30      $12.87     $10.17
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      125          64         --
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $11.18      $10.87     $10.13
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      125          69         --
------------------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.93      $10.85         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       54          41         --
------------------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME SECURITIES FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.19      $11.08     $10.15
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      124          60         --
------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.27      $10.59         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        7          18         --
------------------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.83      $12.86     $10.47
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       57          35         --
------------------------------------------------------------------------------------------
 INVESCO V.I. DIVIDEND GROWTH FUND
------------------------------------------------------------------------------------------
   Unit value                                                --          --     $10.01
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       --          --         --
------------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.83      $11.80     $10.22
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      154          71         --
------------------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD
------------------------------------------------------------------------------------------
   Unit value                                            $ 9.67          --         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       24          --         --
------------------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.40      $11.36     $10.25
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      120          49         --
------------------------------------------------------------------------------------------
 INVESCO V.I. LEISURE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.65      $12.33     $10.29
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        3           1         --
------------------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.71      $11.63     $10.39
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       30          16         --
------------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-15

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

----------------------------------------------------------------------------------------
                                                       FOR THE YEARS ENDING DECEMBER 31,
                                                       ---------------------------------
                                                        2011        2010       2009
----------------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
----------------------------------------------------------------------------------------
   Unit value                                          $13.12      $13.46     $10.66
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     41          14         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
----------------------------------------------------------------------------------------
   Unit value                                          $ 8.99          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     39          --         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
----------------------------------------------------------------------------------------
   Unit value                                          $10.91      $11.63     $10.15
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    140          85         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
----------------------------------------------------------------------------------------
   Unit value                                          $11.09      $12.39     $10.32
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    133          57         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.22      $11.92     $10.35
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    131          68         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
----------------------------------------------------------------------------------------
   Unit value                                          $12.06      $11.64     $10.29
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    216         126         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
----------------------------------------------------------------------------------------
   Unit value                                          $13.22      $13.50     $10.42
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    108          70         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE AND TECHNOLOGY
----------------------------------------------------------------------------------------
   Unit value                                          $10.93      $11.78     $10.62
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    117          53         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
----------------------------------------------------------------------------------------
   Unit value                                          $11.79      $13.40     $10.56
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     57          37         --
----------------------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.95      $12.33     $10.21
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    381         167         --
----------------------------------------------------------------------------------------
 LORD ABBETT BOND DEBENTURE
----------------------------------------------------------------------------------------
   Unit value                                          $10.03          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     12          --         --
----------------------------------------------------------------------------------------
 LORD ABBETT CLASSIC STOCK
----------------------------------------------------------------------------------------
   Unit value                                          $ 8.68          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      7          --         --
----------------------------------------------------------------------------------------
 LORD ABBETT GROWTH OPPORTUNITIES
----------------------------------------------------------------------------------------
   Unit value                                          $ 8.30          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     19          --         --
----------------------------------------------------------------------------------------

I-16 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                                                            FOR THE YEARS ENDING DECEMBER 31,
                                                                            ---------------------------------
                                                                             2011        2010       2009
-------------------------------------------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.44      $10.80     $10.08
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         207          73         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.39      $11.52     $10.43
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          52          29         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.81      $11.25     $10.31
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          32          26         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) TECHNOLOGY PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $12.08      $12.14     $10.26
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          76          37         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $12.34      $11.76     $10.53
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          70          22         --
-------------------------------------------------------------------------------------------------------------
 MUTUAL SHARES SECURITIES FUND
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.44      $10.71         --
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          62          19         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.77      $12.93     $10.57
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          69          22         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST EMERGING MARKETS BOND PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.59      $11.08     $10.05
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         105          86         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST REAL RETURN PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.65      $10.61     $ 9.98
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         242         113         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST TOTAL RETURN PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.82      $10.61     $ 9.98
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         460         223         --
-------------------------------------------------------------------------------------------------------------
 PROFUND VP BEAR
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $ 7.02      $ 7.82     $ 9.66
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          17           6         --
-------------------------------------------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.95      $10.44     $10.09
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          32          13         --
-------------------------------------------------------------------------------------------------------------
 RYDEX SGI VT ALTERNATIVE STRATEGIES ALLOCATION FUND
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $ 9.48          --         --
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           2          --         --
-------------------------------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-17

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------
                                                FOR THE YEARS ENDING DECEMBER 31,
                                                ---------------------------------
                                                 2011        2010       2009
---------------------------------------------------------------------------------
 RYDEX SGI VT MANAGED FUTURES STRATEGY FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 8.96          --         --
---------------------------------------------------------------------------------
   Number of units outstanding (000's)               4          --         --
---------------------------------------------------------------------------------
 T. ROWE PRICE HEALTH SCIENCES PORTFOLIO II
---------------------------------------------------------------------------------
   Unit value                                   $12.99      $11.95     $10.53
---------------------------------------------------------------------------------
   Number of units outstanding (000's)              84          43         --
---------------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 9.87      $11.92     $10.29
---------------------------------------------------------------------------------
   Number of units outstanding (000's)              64          43         --
---------------------------------------------------------------------------------
 TEMPLETON FOREIGN SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 9.46      $10.75     $10.08
---------------------------------------------------------------------------------
   Number of units outstanding (000's)              32          23         --
---------------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $11.05      $11.32     $10.05
---------------------------------------------------------------------------------
   Number of units outstanding (000's)             431         189         --
---------------------------------------------------------------------------------
 TEMPLETON GROWTH SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 9.41      $10.27         --
---------------------------------------------------------------------------------
   Number of units outstanding (000's)               8           4         --
---------------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
---------------------------------------------------------------------------------
   Unit value                                   $10.70      $13.04     $10.30
---------------------------------------------------------------------------------
   Number of units outstanding (000's)             187          95         --
---------------------------------------------------------------------------------

I-18 APPENDIX I: CONDENSED FINANCIAL INFORMATION

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 49 with the same daily asset charges of 1.65%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011.

---------------------------------------------------------------------------------------------
                                                            FOR THE YEARS ENDING DECEMBER 31,
                                                            ---------------------------------
                                                             2011        2010        2009
---------------------------------------------------------------------------------------------
 ALL ASSET ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.97     $ 11.53     $10.17
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           70          33         --
---------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.45     $ 10.96     $10.10
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           72          92         --
---------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                               $  9.25     $ 11.21     $10.12
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          115          32         --
---------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP LARGE COMPANY VALUE FUND
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.92     $ 11.01     $10.10
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           42          15         --
---------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
---------------------------------------------------------------------------------------------
   Unit value                                               $ 11.98     $ 12.29     $10.50
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          185          80         --
---------------------------------------------------------------------------------------------
 AXA AGGRESSIVE ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.40     $ 11.40     $10.23
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          117          62         --
---------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.48     $ 10.92     $10.09
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        8,798       4,076         --
---------------------------------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.47     $ 10.79     $10.05
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        5,095       2,311         --
---------------------------------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.43     $ 10.53     $ 9.98
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        3,918       1,484          3
---------------------------------------------------------------------------------------------
 AXA GROWTH STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.49     $ 11.16     $10.16
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        1,108         445         --
---------------------------------------------------------------------------------------------
 AXA MODERATE ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.52     $ 10.94     $10.09
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          477         268         --
---------------------------------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $ 10.49     $ 11.04     $10.12
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       32,870      13,852         39
---------------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-19

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-----------------------------------------------------------------------------------
                                                  FOR THE YEARS ENDING DECEMBER 31,
                                                  ---------------------------------
                                                   2011        2010       2009
-----------------------------------------------------------------------------------
 AXA MODERATE-PLUS ALLOCATION
-----------------------------------------------------------------------------------
   Unit value                                     $10.47      $11.17     $10.16
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               418         160          1
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 2000
-----------------------------------------------------------------------------------
   Unit value                                     $11.47      $13.04     $10.74
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)             1,181         517         --
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 400
-----------------------------------------------------------------------------------
   Unit value                                     $11.40      $12.63     $10.44
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)             1,108         497         --
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 500
-----------------------------------------------------------------------------------
   Unit value                                     $10.69      $11.29     $10.23
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)             2,770       1,309         --
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER INTERNATIONAL
-----------------------------------------------------------------------------------
   Unit value                                     $ 8.49      $10.29     $ 9.99
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)             2,487       1,150         --
-----------------------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
-----------------------------------------------------------------------------------
   Unit value                                     $10.36      $10.93     $10.13
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               892         526         --
-----------------------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I FUND
-----------------------------------------------------------------------------------
   Unit value                                     $11.69      $11.62     $10.26
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                62          29         --
-----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
-----------------------------------------------------------------------------------
   Unit value                                     $ 9.48          --         --
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)             1,402          --         --
-----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
-----------------------------------------------------------------------------------
   Unit value                                     $13.80      $14.09     $10.72
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                53          38         --
-----------------------------------------------------------------------------------
 EQ/AXA FRANKLIN SMALL CAP VALUE CORE
-----------------------------------------------------------------------------------
   Unit value                                     $11.54      $12.95     $10.57
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                43          32         --
-----------------------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
-----------------------------------------------------------------------------------
   Unit value                                     $10.95      $11.47     $10.36
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               604         259         --
-----------------------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
-----------------------------------------------------------------------------------
   Unit value                                     $11.37      $11.57     $10.14
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                77           5         --
-----------------------------------------------------------------------------------
 EQ/CAPITAL GUARDIAN RESEARCH
-----------------------------------------------------------------------------------
   Unit value                                     $12.19      $11.89     $10.41
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                35          28         --
-----------------------------------------------------------------------------------

I-20 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------
                                         FOR THE YEARS ENDING DECEMBER 31,
                                         ---------------------------------
                                          2011        2010       2009
--------------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
--------------------------------------------------------------------------
   Unit value                            $11.69      $11.79     $10.32
--------------------------------------------------------------------------
   Number of units outstanding (000's)       17           7         --
--------------------------------------------------------------------------
 EQ/CORE BOND INDEX
--------------------------------------------------------------------------
   Unit value                            $10.63      $10.31     $ 9.91
--------------------------------------------------------------------------
   Number of units outstanding (000's)    4,773       2,453         --
--------------------------------------------------------------------------
 EQ/DAVIS NEW YORK VENTURE
--------------------------------------------------------------------------
   Unit value                            $10.64      $11.32     $10.27
--------------------------------------------------------------------------
   Number of units outstanding (000's)      273         116         --
--------------------------------------------------------------------------
 EQ/EQUITY 500 INDEX
--------------------------------------------------------------------------
   Unit value                            $11.58      $11.57     $10.26
--------------------------------------------------------------------------
   Number of units outstanding (000's)      382         151         --
--------------------------------------------------------------------------
 EQ/FRANKLIN CORE BALANCED
--------------------------------------------------------------------------
   Unit value                            $11.14      $11.29     $10.29
--------------------------------------------------------------------------
   Number of units outstanding (000's)       28          13         --
--------------------------------------------------------------------------
 EQ/FRANKLIN TEMPLETON ALLOCATION
--------------------------------------------------------------------------
   Unit value                            $10.49      $11.13     $10.23
--------------------------------------------------------------------------
   Number of units outstanding (000's)       16          14         --
--------------------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
--------------------------------------------------------------------------
   Unit value                            $10.99      $11.00     $10.18
--------------------------------------------------------------------------
   Number of units outstanding (000's)       97          35         --
--------------------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
--------------------------------------------------------------------------
   Unit value                            $13.17      $13.84     $10.58
--------------------------------------------------------------------------
   Number of units outstanding (000's)      737         284         --
--------------------------------------------------------------------------
 EQ/GLOBAL BOND PLUS
--------------------------------------------------------------------------
   Unit value                            $10.62      $10.32     $ 9.85
--------------------------------------------------------------------------
   Number of units outstanding (000's)      119          35         --
--------------------------------------------------------------------------
 EQ/GLOBAL MULTI-SECTOR EQUITY
--------------------------------------------------------------------------
   Unit value                            $ 9.65      $11.16     $10.16
--------------------------------------------------------------------------
   Number of units outstanding (000's)       62          32         --
--------------------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND INDEX
--------------------------------------------------------------------------
   Unit value                            $10.49      $10.13     $ 9.89
--------------------------------------------------------------------------
   Number of units outstanding (000's)    2,224       1,188         --
--------------------------------------------------------------------------
 EQ/INTERNATIONAL CORE PLUS
--------------------------------------------------------------------------
   Unit value                            $ 8.88      $10.84     $10.07
--------------------------------------------------------------------------
   Number of units outstanding (000's)       84          61         --
--------------------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
--------------------------------------------------------------------------
   Unit value                            $ 8.98      $10.37     $10.00
--------------------------------------------------------------------------
   Number of units outstanding (000's)       46          17         --
--------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-21

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------
                                         FOR THE YEARS ENDING DECEMBER 31,
                                         ---------------------------------
                                          2011        2010       2009
--------------------------------------------------------------------------
 EQ/INTERNATIONAL ETF
--------------------------------------------------------------------------
   Unit value                            $ 9.07      $10.59     $ 9.99
--------------------------------------------------------------------------
   Number of units outstanding (000's)       65          20         --
--------------------------------------------------------------------------
 EQ/INTERNATIONAL VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $ 8.58      $10.37     $ 9.92
--------------------------------------------------------------------------
   Number of units outstanding (000's)       75          57         --
--------------------------------------------------------------------------
 EQ/JPMORGAN VALUE OPPORTUNITIES
--------------------------------------------------------------------------
   Unit value                            $10.62      $11.36     $10.26
--------------------------------------------------------------------------
   Number of units outstanding (000's)       22          15         --
--------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
--------------------------------------------------------------------------
   Unit value                            $11.98      $11.87     $10.38
--------------------------------------------------------------------------
   Number of units outstanding (000's)       63          22         --
--------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH PLUS
--------------------------------------------------------------------------
   Unit value                            $10.99      $11.55     $10.27
--------------------------------------------------------------------------
   Number of units outstanding (000's)       44          23         --
--------------------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
--------------------------------------------------------------------------
   Unit value                            $11.37      $11.57     $10.24
--------------------------------------------------------------------------
   Number of units outstanding (000's)       24          20         --
--------------------------------------------------------------------------
 EQ/LARGE CAP VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $10.64      $11.36     $10.23
--------------------------------------------------------------------------
   Number of units outstanding (000's)       12           7         --
--------------------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
--------------------------------------------------------------------------
   Unit value                            $10.15      $11.53     $10.18
--------------------------------------------------------------------------
   Number of units outstanding (000's)       80          18         --
--------------------------------------------------------------------------
 EQ/MID CAP INDEX
--------------------------------------------------------------------------
   Unit value                            $12.53      $13.02     $10.50
--------------------------------------------------------------------------
   Number of units outstanding (000's)       78          44         --
--------------------------------------------------------------------------
 EQ/MID CAP VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $11.31      $12.66     $10.50
--------------------------------------------------------------------------
   Number of units outstanding (000's)       12           1         --
--------------------------------------------------------------------------
 EQ/MONEY MARKET
--------------------------------------------------------------------------
   Unit value                            $ 9.66      $ 9.83     $ 9.98
--------------------------------------------------------------------------
   Number of units outstanding (000's)      372         123         --
--------------------------------------------------------------------------
 EQ/MONTAG & CALDWELL GROWTH
--------------------------------------------------------------------------
   Unit value                            $11.12      $10.96     $10.27
--------------------------------------------------------------------------
   Number of units outstanding (000's)      118          87          1
--------------------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
--------------------------------------------------------------------------
   Unit value                            $12.11      $13.31     $10.20
--------------------------------------------------------------------------
   Number of units outstanding (000's)      304         123         --
--------------------------------------------------------------------------

I-22 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                      FOR THE YEARS ENDING DECEMBER 31,
                                                      ---------------------------------
                                                       2011        2010       2009
---------------------------------------------------------------------------------------
 EQ/MUTUAL LARGE CAP EQUITY
---------------------------------------------------------------------------------------
   Unit value                                         $10.64      $11.29     $10.24
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    27          15         --
---------------------------------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
---------------------------------------------------------------------------------------
   Unit value                                         $10.42      $11.56     $10.18
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   221          59          1
---------------------------------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.77      $ 9.92     $ 9.98
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   404         227         --
---------------------------------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
---------------------------------------------------------------------------------------
   Unit value                                         $12.63      $13.35     $10.76
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    70          50         --
---------------------------------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
---------------------------------------------------------------------------------------
   Unit value                                         $11.48      $11.87     $10.34
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   225          98         --
---------------------------------------------------------------------------------------
 EQ/TEMPLETON GLOBAL EQUITY
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.79      $10.82     $10.17
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    37          14         --
---------------------------------------------------------------------------------------
 EQ/VAN KAMPEN COMSTOCK
---------------------------------------------------------------------------------------
   Unit value                                         $11.20      $11.59     $10.21
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    27          19         --
---------------------------------------------------------------------------------------
 EQ/WELLS FARGO OMEGA GROWTH
---------------------------------------------------------------------------------------
   Unit value                                         $ 8.65          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   180          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP ASSET MANAGER: GROWTH(R) PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $10.77      $11.71     $10.26
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    24          24         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $11.40      $11.92     $10.37
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   678         411         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.59          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    24          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.47          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     4          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.32          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     2          --         --
---------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-23

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

------------------------------------------------------------------------------------------
                                                         FOR THE YEARS ENDING DECEMBER 31,
                                                         ---------------------------------
                                                          2011        2010       2009
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $ 9.25          --         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        2          --         --
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $11.27      $12.86     $10.17
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      215          95         --
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $11.16      $10.86     $10.13
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      579         156         --
------------------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.91      $10.84         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      132          74         --
------------------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME SECURITIES FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.17      $11.07     $10.15
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      286          91         --
------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.25      $10.58         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       51          26         --
------------------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.80      $12.84     $10.47
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      146          58         --
------------------------------------------------------------------------------------------
 INVESCO V.I. DIVIDEND GROWTH FUND
------------------------------------------------------------------------------------------
   Unit value                                                --          --     $10.00
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       --          --         --
------------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.81      $11.78     $10.22
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      413         118         --
------------------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD
------------------------------------------------------------------------------------------
   Unit value                                            $ 9.66          --         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       64          --         --
------------------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.38      $11.35     $10.25
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      211          77         --
------------------------------------------------------------------------------------------
 INVESCO V.I. LEISURE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.62      $12.31     $10.29
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        6           3         --
------------------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.69      $11.62     $10.38
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       50          21         --
------------------------------------------------------------------------------------------

I-24 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

----------------------------------------------------------------------------------------
                                                       FOR THE YEARS ENDING DECEMBER 31,
                                                       ---------------------------------
                                                        2011        2010       2009
----------------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
----------------------------------------------------------------------------------------
   Unit value                                          $13.09      $13.45     $10.66
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     43          21         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
----------------------------------------------------------------------------------------
   Unit value                                          $ 8.99          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    289          --         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
----------------------------------------------------------------------------------------
   Unit value                                          $10.89      $11.61     $10.15
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    174          72         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
----------------------------------------------------------------------------------------
   Unit value                                          $11.07      $12.38     $10.32
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    169          48         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.20      $11.91     $10.34
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    224         112         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
----------------------------------------------------------------------------------------
   Unit value                                          $12.04      $11.63     $10.29
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    722         233         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
----------------------------------------------------------------------------------------
   Unit value                                          $13.19      $13.48     $10.42
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    278          75         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE AND TECHNOLOGY
----------------------------------------------------------------------------------------
   Unit value                                          $10.91      $11.77     $10.61
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    130          52         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
----------------------------------------------------------------------------------------
   Unit value                                          $11.77      $13.38     $10.56
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    159          77         --
----------------------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.93      $12.32     $10.21
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    786         282         --
----------------------------------------------------------------------------------------
 LORD ABBETT BOND DEBENTURE
----------------------------------------------------------------------------------------
   Unit value                                          $10.03          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     31          --         --
----------------------------------------------------------------------------------------
 LORD ABBETT CLASSIC STOCK
----------------------------------------------------------------------------------------
   Unit value                                          $ 8.68          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     26          --         --
----------------------------------------------------------------------------------------
 LORD ABBETT GROWTH OPPORTUNITIES
----------------------------------------------------------------------------------------
   Unit value                                          $ 8.29          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     10          --         --
----------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-25

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                                                            FOR THE YEARS ENDING DECEMBER 31,
                                                                            ---------------------------------
                                                                             2011        2010       2009
-------------------------------------------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.42      $10.79     $10.08
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         324         124         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.36      $11.51     $10.43
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          81          35         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.79      $11.24     $10.31
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          55          25         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) TECHNOLOGY PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $12.05      $12.13     $10.26
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          69          42         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $12.31      $11.75     $10.53
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         135          25         --
-------------------------------------------------------------------------------------------------------------
 MUTUAL SHARES SECURITIES FUND
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.42      $10.70         --
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         131          51         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.74      $12.91     $10.57
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         269          99         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST EMERGING MARKETS BOND PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.56      $11.07     $10.04
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         270         106         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST REAL RETURN PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.63      $10.59     $ 9.97
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         967         290          1
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST TOTAL RETURN PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.79      $10.60     $ 9.98
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       1,675         607         --
-------------------------------------------------------------------------------------------------------------
 PROFUND VP BEAR
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $ 7.00      $ 7.81     $ 9.66
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          32          26         --
-------------------------------------------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.92      $10.42     $10.08
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          52          18         --
-------------------------------------------------------------------------------------------------------------
 RYDEX SGI VT ALTERNATIVE STRATEGIES ALLOCATION FUND
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $ 9.47          --         --
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          17          --         --
-------------------------------------------------------------------------------------------------------------

I-26 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------
                                                FOR THE YEARS ENDING DECEMBER 31,
                                                ---------------------------------
                                                 2011        2010       2009
---------------------------------------------------------------------------------
 RYDEX SGI VT MANAGED FUTURES STRATEGY FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 8.96          --         --
---------------------------------------------------------------------------------
   Number of units outstanding (000's)              16          --         --
---------------------------------------------------------------------------------
 T. ROWE PRICE HEALTH SCIENCES PORTFOLIO II
---------------------------------------------------------------------------------
   Unit value                                   $12.96      $11.94     $10.53
---------------------------------------------------------------------------------
   Number of units outstanding (000's)              88          38         --
---------------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 9.85      $11.90     $10.29
---------------------------------------------------------------------------------
   Number of units outstanding (000's)             123          77         --
---------------------------------------------------------------------------------
 TEMPLETON FOREIGN SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 9.44      $10.74     $10.08
---------------------------------------------------------------------------------
   Number of units outstanding (000's)             144          60         --
---------------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $11.03      $11.31     $10.05
---------------------------------------------------------------------------------
   Number of units outstanding (000's)           1,225         437         --
---------------------------------------------------------------------------------
 TEMPLETON GROWTH SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 9.39      $10.26         --
---------------------------------------------------------------------------------
   Number of units outstanding (000's)              25          33         --
---------------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
---------------------------------------------------------------------------------
   Unit value                                   $10.68      $13.03     $10.30
---------------------------------------------------------------------------------
   Number of units outstanding (000's)             391         135         --
---------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-27

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 49 with the same daily asset charges of 1.70%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011.

---------------------------------------------------------------------------------------------
                                                            FOR THE YEARS ENDING DECEMBER 31,
                                                            ---------------------------------
                                                             2011        2010       2009
---------------------------------------------------------------------------------------------
 ALL ASSET ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $10.96      $11.53     $10.17
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           9           2         --
---------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                               $10.44      $10.95     $10.10
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           3           2         --
---------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
---------------------------------------------------------------------------------------------
   Unit value                                               $ 9.24      $11.20     $10.12
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           5           3         --
---------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP LARGE COMPANY VALUE FUND
---------------------------------------------------------------------------------------------
   Unit value                                               $10.91      $11.00     $10.10
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                           1           1         --
---------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
---------------------------------------------------------------------------------------------
   Unit value                                               $11.97      $12.28     $10.50
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          24           8         --
---------------------------------------------------------------------------------------------
 AXA AGGRESSIVE ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $10.39      $11.40     $10.23
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          10          12         --
---------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $10.47      $10.91     $10.09
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                         784         412         --
---------------------------------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $10.45      $10.79     $10.05
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                         480         250         12
---------------------------------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $10.42      $10.52     $ 9.98
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                         592         372         --
---------------------------------------------------------------------------------------------
 AXA GROWTH STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $10.48      $11.15     $10.16
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          53          40          6
---------------------------------------------------------------------------------------------
 AXA MODERATE ALLOCATION
---------------------------------------------------------------------------------------------
   Unit value                                               $10.51      $10.93     $10.09
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                          66          41         --
---------------------------------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
---------------------------------------------------------------------------------------------
   Unit value                                               $10.48      $11.03     $10.12
---------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       1,311         792         --
---------------------------------------------------------------------------------------------

I-28 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-----------------------------------------------------------------------------------
                                                  FOR THE YEARS ENDING DECEMBER 31,
                                                  ---------------------------------
                                                   2011        2010       2009
-----------------------------------------------------------------------------------
 AXA MODERATE-PLUS ALLOCATION
-----------------------------------------------------------------------------------
   Unit value                                     $10.46      $11.17     $10.16
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                82          81         --
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 2000
-----------------------------------------------------------------------------------
   Unit value                                     $11.46      $13.03     $10.74
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                56          26         --
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 400
-----------------------------------------------------------------------------------
   Unit value                                     $11.39      $12.62     $10.44
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                42          17         --
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 500
-----------------------------------------------------------------------------------
   Unit value                                     $10.68      $11.29     $10.23
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               173          60         --
-----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER INTERNATIONAL
-----------------------------------------------------------------------------------
   Unit value                                     $ 8.49      $10.28     $ 9.99
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               134          57         --
-----------------------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
-----------------------------------------------------------------------------------
   Unit value                                     $10.35      $10.93     $10.13
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)               181         141          2
-----------------------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I FUND
-----------------------------------------------------------------------------------
   Unit value                                     $11.68      $11.61     $10.26
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                11           2         --
-----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
-----------------------------------------------------------------------------------
   Unit value                                     $ 9.48          --         --
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                13          --         --
-----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
-----------------------------------------------------------------------------------
   Unit value                                     $13.78      $14.08     $10.72
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 7          13         --
-----------------------------------------------------------------------------------
 EQ/AXA FRANKLIN SMALL CAP VALUE CORE
-----------------------------------------------------------------------------------
   Unit value                                     $11.53      $12.94     $10.57
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 5          13         --
-----------------------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
-----------------------------------------------------------------------------------
   Unit value                                     $10.94      $11.46     $10.36
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                43          19         --
-----------------------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
-----------------------------------------------------------------------------------
   Unit value                                     $11.35      $11.57     $10.14
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 3           2         --
-----------------------------------------------------------------------------------
 EQ/CAPITAL GUARDIAN RESEARCH
-----------------------------------------------------------------------------------
   Unit value                                     $12.18      $11.88     $10.41
-----------------------------------------------------------------------------------
   Number of units outstanding (000's)                 1          --         --
-----------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-29

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------
                                         FOR THE YEARS ENDING DECEMBER 31,
                                         ---------------------------------
                                          2011        2010       2009
--------------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
--------------------------------------------------------------------------
   Unit value                            $11.67      $11.78     $10.32
--------------------------------------------------------------------------
   Number of units outstanding (000's)        3          --         --
--------------------------------------------------------------------------
 EQ/CORE BOND INDEX
--------------------------------------------------------------------------
   Unit value                            $10.62      $10.30     $ 9.91
--------------------------------------------------------------------------
   Number of units outstanding (000's)      299         143          6
--------------------------------------------------------------------------
 EQ/DAVIS NEW YORK VENTURE
--------------------------------------------------------------------------
   Unit value                            $10.63      $11.31     $10.27
--------------------------------------------------------------------------
   Number of units outstanding (000's)       14           7         --
--------------------------------------------------------------------------
 EQ/EQUITY 500 INDEX
--------------------------------------------------------------------------
   Unit value                            $11.57      $11.56     $10.26
--------------------------------------------------------------------------
   Number of units outstanding (000's)      144          59         --
--------------------------------------------------------------------------
 EQ/FRANKLIN CORE BALANCED
--------------------------------------------------------------------------
   Unit value                            $11.13      $11.28     $10.28
--------------------------------------------------------------------------
   Number of units outstanding (000's)        2           2         --
--------------------------------------------------------------------------
 EQ/FRANKLIN TEMPLETON ALLOCATION
--------------------------------------------------------------------------
   Unit value                            $10.47      $11.12     $10.23
--------------------------------------------------------------------------
   Number of units outstanding (000's)        1          --         --
--------------------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
--------------------------------------------------------------------------
   Unit value                            $10.98      $10.99     $10.18
--------------------------------------------------------------------------
   Number of units outstanding (000's)       37          20         --
--------------------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
--------------------------------------------------------------------------
   Unit value                            $13.15      $13.83     $10.58
--------------------------------------------------------------------------
   Number of units outstanding (000's)       79          43         --
--------------------------------------------------------------------------
 EQ/GLOBAL BOND PLUS
--------------------------------------------------------------------------
   Unit value                            $10.61      $10.31     $ 9.85
--------------------------------------------------------------------------
   Number of units outstanding (000's)       14           6         --
--------------------------------------------------------------------------
 EQ/GLOBAL MULTI-SECTOR EQUITY
--------------------------------------------------------------------------
   Unit value                            $ 9.64      $11.15     $10.16
--------------------------------------------------------------------------
   Number of units outstanding (000's)        1          --         --
--------------------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND INDEX
--------------------------------------------------------------------------
   Unit value                            $10.48      $10.13     $ 9.89
--------------------------------------------------------------------------
   Number of units outstanding (000's)      106          81          6
--------------------------------------------------------------------------
 EQ/INTERNATIONAL CORE PLUS
--------------------------------------------------------------------------
   Unit value                            $ 8.87      $10.83     $10.07
--------------------------------------------------------------------------
   Number of units outstanding (000's)        1          --         --
--------------------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
--------------------------------------------------------------------------
   Unit value                            $ 8.97      $10.36     $ 9.99
--------------------------------------------------------------------------
   Number of units outstanding (000's)        6           4         --
--------------------------------------------------------------------------

I-30 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------
                                         FOR THE YEARS ENDING DECEMBER 31,
                                         ---------------------------------
                                          2011        2010       2009
--------------------------------------------------------------------------
 EQ/INTERNATIONAL ETF
--------------------------------------------------------------------------
   Unit value                            $ 9.06      $10.58     $ 9.99
--------------------------------------------------------------------------
   Number of units outstanding (000's)       12           5         --
--------------------------------------------------------------------------
 EQ/INTERNATIONAL VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $ 8.57      $10.37     $ 9.92
--------------------------------------------------------------------------
   Number of units outstanding (000's)       15          35         --
--------------------------------------------------------------------------
 EQ/JPMORGAN VALUE OPPORTUNITIES
--------------------------------------------------------------------------
   Unit value                            $10.60      $11.35     $10.26
--------------------------------------------------------------------------
   Number of units outstanding (000's)       15          11         --
--------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
--------------------------------------------------------------------------
   Unit value                            $11.97      $11.86     $10.38
--------------------------------------------------------------------------
   Number of units outstanding (000's)       12           7         --
--------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH PLUS
--------------------------------------------------------------------------
   Unit value                            $10.98      $11.55     $10.27
--------------------------------------------------------------------------
   Number of units outstanding (000's)       22           1         --
--------------------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
--------------------------------------------------------------------------
   Unit value                            $11.36      $11.56     $10.24
--------------------------------------------------------------------------
   Number of units outstanding (000's)        9           6         --
--------------------------------------------------------------------------
 EQ/LARGE CAP VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $10.63      $11.36     $10.23
--------------------------------------------------------------------------
   Number of units outstanding (000's)        1          --         --
--------------------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
--------------------------------------------------------------------------
   Unit value                            $10.14      $11.53     $10.18
--------------------------------------------------------------------------
   Number of units outstanding (000's)        8           5         --
--------------------------------------------------------------------------
 EQ/MID CAP INDEX
--------------------------------------------------------------------------
   Unit value                            $12.52      $13.01     $10.50
--------------------------------------------------------------------------
   Number of units outstanding (000's)       15          15         --
--------------------------------------------------------------------------
 EQ/MID CAP VALUE PLUS
--------------------------------------------------------------------------
   Unit value                            $11.30      $12.65     $10.50
--------------------------------------------------------------------------
   Number of units outstanding (000's)       --          --         --
--------------------------------------------------------------------------
 EQ/MONEY MARKET
--------------------------------------------------------------------------
   Unit value                            $ 9.65      $ 9.82     $ 9.98
--------------------------------------------------------------------------
   Number of units outstanding (000's)      430         118         --
--------------------------------------------------------------------------
 EQ/MONTAG & CALDWELL GROWTH
--------------------------------------------------------------------------
   Unit value                            $11.10      $10.95     $10.27
--------------------------------------------------------------------------
   Number of units outstanding (000's)       14          10         --
--------------------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
--------------------------------------------------------------------------
   Unit value                            $12.10      $13.30     $10.20
--------------------------------------------------------------------------
   Number of units outstanding (000's)       26          10         --
--------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-31

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                      FOR THE YEARS ENDING DECEMBER 31,
                                                      ---------------------------------
                                                       2011        2010       2009
---------------------------------------------------------------------------------------
 EQ/MUTUAL LARGE CAP EQUITY
---------------------------------------------------------------------------------------
   Unit value                                         $10.63      $11.29     $10.24
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     2           2         --
---------------------------------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
---------------------------------------------------------------------------------------
   Unit value                                         $10.40      $11.55     $10.18
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    14           4         --
---------------------------------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.76      $ 9.92     $ 9.98
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                   547         531         --
---------------------------------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
---------------------------------------------------------------------------------------
   Unit value                                         $12.62      $13.34     $10.76
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    17          18         --
---------------------------------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
---------------------------------------------------------------------------------------
   Unit value                                         $11.46      $11.86     $10.34
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     7           4         --
---------------------------------------------------------------------------------------
 EQ/TEMPLETON GLOBAL EQUITY
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.78      $10.82     $10.17
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     8          10         --
---------------------------------------------------------------------------------------
 EQ/VAN KAMPEN COMSTOCK
---------------------------------------------------------------------------------------
   Unit value                                         $11.19      $11.59     $10.21
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    10           5         --
---------------------------------------------------------------------------------------
 EQ/WELLS FARGO OMEGA GROWTH
---------------------------------------------------------------------------------------
   Unit value                                         $ 8.64          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    15          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP ASSET MANAGER: GROWTH(R) PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $10.76      $11.70     $10.26
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     3          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $11.39      $11.91     $10.37
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    43          11          1
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.58          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     1          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.47          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    --          --         --
---------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                         $ 9.31          --         --
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    --          --         --
---------------------------------------------------------------------------------------

I-32 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

------------------------------------------------------------------------------------------
                                                         FOR THE YEARS ENDING DECEMBER 31,
                                                         ---------------------------------
                                                          2011        2010       2009
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $ 9.24          --         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       --          --         --
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $11.26      $12.85     $10.17
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       35           7         --
------------------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
------------------------------------------------------------------------------------------
   Unit value                                            $11.14      $10.85     $10.13
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      103          51         --
------------------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.90      $10.83         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      107          93         --
------------------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME SECURITIES FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.15      $11.06     $10.15
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      104          36         --
------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.24      $10.58         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       13           8         --
------------------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.79      $12.84     $10.47
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        8           2         --
------------------------------------------------------------------------------------------
 INVESCO V.I. DIVIDEND GROWTH FUND
------------------------------------------------------------------------------------------
   Unit value                                                --          --     $10.00
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       --          --         --
------------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.80      $11.77     $10.22
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       68          25          1
------------------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD
------------------------------------------------------------------------------------------
   Unit value                                            $ 9.66          --         --
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       10          --         --
------------------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.37      $11.34     $10.25
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                       18           5         --
------------------------------------------------------------------------------------------
 INVESCO V.I. LEISURE FUND
------------------------------------------------------------------------------------------
   Unit value                                            $11.61      $12.31     $10.29
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        1          --         --
------------------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
------------------------------------------------------------------------------------------
   Unit value                                            $10.67      $11.61     $10.38
------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                        5           3         --
------------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-33

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

----------------------------------------------------------------------------------------
                                                       FOR THE YEARS ENDING DECEMBER 31,
                                                       ---------------------------------
                                                        2011        2010       2009
----------------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
----------------------------------------------------------------------------------------
   Unit value                                          $13.08      $13.44     $10.66
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      7           1         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
----------------------------------------------------------------------------------------
   Unit value                                          $ 8.98          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     28          --         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
----------------------------------------------------------------------------------------
   Unit value                                          $10.88      $11.61     $10.15
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     30          17          1
----------------------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
----------------------------------------------------------------------------------------
   Unit value                                          $11.06      $12.37     $10.32
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     21           4         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.19      $11.90     $10.34
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     32          20          1
----------------------------------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
----------------------------------------------------------------------------------------
   Unit value                                          $12.02      $11.62     $10.29
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                    162          58         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
----------------------------------------------------------------------------------------
   Unit value                                          $13.17      $13.48     $10.42
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     28          10          2
----------------------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE AND TECHNOLOGY
----------------------------------------------------------------------------------------
   Unit value                                          $10.90      $11.76     $10.61
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     17           5         --
----------------------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
----------------------------------------------------------------------------------------
   Unit value                                          $11.76      $13.38     $10.56
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      6           3         --
----------------------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
----------------------------------------------------------------------------------------
   Unit value                                          $ 9.92      $12.31     $10.21
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     70          26          2
----------------------------------------------------------------------------------------
 LORD ABBETT BOND DEBENTURE
----------------------------------------------------------------------------------------
   Unit value                                          $10.02          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      3          --         --
----------------------------------------------------------------------------------------
 LORD ABBETT CLASSIC STOCK
----------------------------------------------------------------------------------------
   Unit value                                          $ 8.67          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                     --          --         --
----------------------------------------------------------------------------------------
 LORD ABBETT GROWTH OPPORTUNITIES
----------------------------------------------------------------------------------------
   Unit value                                          $ 8.28          --         --
----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                      2          --         --
----------------------------------------------------------------------------------------

I-34 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------------------------------------------
                                                                            FOR THE YEARS ENDING DECEMBER 31,
                                                                            ---------------------------------
                                                                             2011        2010       2009
-------------------------------------------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.41      $10.78     $10.08
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          34           8         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.35      $11.50     $10.43
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           3          --         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.78      $11.23     $10.31
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           5           1         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) TECHNOLOGY PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $12.04      $12.12     $10.25
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           3           2         --
-------------------------------------------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $12.30      $11.74     $10.53
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          28          10         --
-------------------------------------------------------------------------------------------------------------
 MUTUAL SHARES SECURITIES FUND
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.40      $10.70         --
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          24           7         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.73      $12.90     $10.57
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          63          31         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST EMERGING MARKETS BOND PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.55      $11.06     $10.04
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                          61          35         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST REAL RETURN PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $11.61      $10.59     $ 9.97
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         265          75         --
-------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE TRUST TOTAL RETURN PORTFOLIO
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.78      $10.60     $ 9.98
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                         477         288         --
-------------------------------------------------------------------------------------------------------------
 PROFUND VP BEAR
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $ 6.99      $ 7.81     $ 9.66
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           2           3         --
-------------------------------------------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $10.91      $10.42     $10.08
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           3           1         --
-------------------------------------------------------------------------------------------------------------
 RYDEX SGI VT ALTERNATIVE STRATEGIES ALLOCATION FUND
-------------------------------------------------------------------------------------------------------------
   Unit value                                                               $ 9.47          --         --
-------------------------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                           1          --         --
-------------------------------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-35

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------
                                                FOR THE YEARS ENDING DECEMBER 31,
                                                ---------------------------------
                                                 2011        2010       2009
---------------------------------------------------------------------------------
 RYDEX SGI VT MANAGED FUTURES STRATEGY FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 8.95          --         --
---------------------------------------------------------------------------------
   Number of units outstanding (000's)               1          --         --
---------------------------------------------------------------------------------
 T. ROWE PRICE HEALTH SCIENCES PORTFOLIO II
---------------------------------------------------------------------------------
   Unit value                                   $12.95      $11.93     $10.53
---------------------------------------------------------------------------------
   Number of units outstanding (000's)               6           1         --
---------------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 9.84      $11.90     $10.29
---------------------------------------------------------------------------------
   Number of units outstanding (000's)               5           3         --
---------------------------------------------------------------------------------
 TEMPLETON FOREIGN SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 9.43      $10.74     $10.07
---------------------------------------------------------------------------------
   Number of units outstanding (000's)              64          23         --
---------------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $11.01      $11.30     $10.05
---------------------------------------------------------------------------------
   Number of units outstanding (000's)             221          89         --
---------------------------------------------------------------------------------
 TEMPLETON GROWTH SECURITIES FUND
---------------------------------------------------------------------------------
   Unit value                                   $ 9.38      $10.26         --
---------------------------------------------------------------------------------
   Number of units outstanding (000's)               2           1         --
---------------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
---------------------------------------------------------------------------------
   Unit value                                   $10.66      $13.02     $10.30
---------------------------------------------------------------------------------
   Number of units outstanding (000's)              72          31         --
---------------------------------------------------------------------------------

I-36 APPENDIX I: CONDENSED FINANCIAL INFORMATION

Appendix II: Purchase considerations for QP contracts

--------------------------------------------------------------------------------

Trustees who are considering the purchase of a Retirement Cornerstone(R) Series contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer's plan. There are significant issues in the purchase of a Retirement Cornerstone(R) Series contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the Guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the Retirement Cornerstone(R) Series QP contract or another annuity contract. Therefore, you should purchase a Retirement Cornerstone(R) Series QP contract to fund a plan for the contract's features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax contributions are accepted. A "designated Roth contribution account" is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.

If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply: (1) withdrawal charges; or (2) benefit base adjustments to a Guaranteed benefit. If in a defined benefit plan the plan's actuary determines that an overfunding in the QP contract has occurred, then any transfers of plan assets out of the QP contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QP contract for a defined benefit plan, the plan's actuary will be required to determine a current dollar value of each plan participant's accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant's normal retirement benefit that can be funded by a QP contract is 80%. The total account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. AXA Equitable does not guarantee that the total account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee's accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the defined benefit plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, prior to the contract conversion, it is the plan's responsibility to adjust the value of the contract to the actuarial equivalent of the participant's benefit.

AXA Equitable's only role is that of the issuer of the contract. AXA Equitable is not the plan administrator. AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. AXA Equitable will never make payments under a QP contract to any person other than the plan trust owner.

Given that required minimum distributions ("RMDs") must generally commence from the plan for annuitants after age 70 1/2, trustees should consider the following in connection with the GIB:

..   whether RMDs the plan administrator must make under QP contracts would cause withdrawals to be treated as Excess withdrawals and reduce the value of the Guaranteed benefits;

..   that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

..   that if the Guaranteed benefit account value goes to zero as provided under the contract, resulting payments will be made to the trustee and that portion of the Retirement Cornerstone(R) Series contract may not be rollover eligible.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

                      APPENDIX II: PURCHASE CONSIDERATIONS FOR QP CONTRACTS II-1

Appendix III: Guaranteed benefit base examples

--------------------------------------------------------------------------------

Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with no additional contributions, no transfers and no withdrawals, the Guaranteed minimum death benefit base and Guaranteed income benefit base for an owner age 60 would be calculated as follows:

--------------------------------------------------------------------------------------------------------------------------
                                   GUARANTEED MINIMUM DEATH BENEFIT                      GUARANTEED INCOME BENEFIT
                                   --------------------------------                      -------------------------

                                        ANNUAL
          GUARANTEED   RETURN OF      RATCHET TO     ROLL-UP TO                      ANNUAL
END OF     BENEFIT     PRINCIPAL        AGE 85         AGE 85        "GREATER      RATCHET TO
CONTRACT   ACCOUNT       DEATH         BENEFIT        BENEFIT       OF" BENEFIT      AGE 95    GIB ROLL-UP   GIB BENEFIT
 YEAR       VALUE     BENEFIT BASE       BASE           BASE           BASE       BENEFIT BASE BENEFIT BASE     BASE
--------------------------------------------------------------------------------------------------------------------------
   1       $103,000   $100,000 /(1)/  $103,000/(2)/  $104,000       $104,000/(5)/   $103,000     $104,000    $104,000/(7)/

   2       $107,120   $100,000/(1)/   $107,120/(2)/  $108,160       $108,160/(5)/   $107,120     $108,160    $108,160/(7)/

   3       $113,547   $100,000/(1)/   $113,547/(2)/  $113,547/(4)/  $113,547/(5)/   $113,547     $113,547    $113,547/(7)/

   4       $120,360   $100,000/(1)/   $120,360/(2)/  $118,089       $120,360/(6)/   $120,360     $118,089    $120,360/(8)/

   5       $128,785   $100,000/(1)/   $128,785/(2)/  $122,813       $128,785/(6)/   $128,785     $122,813    $128,785/(8)/

   6       $126,210   $100,000/(1)/   $128,785/(3)/  $127,725       $128,785/(6)/   $128,785     $127,725    $128,785/(8)/

   7       $128,734   $100,000/(1)/   $128,785/(3)/  $132,834       $132,834/(5)/   $128,785     $132,834    $132,834/(7)/
--------------------------------------------------------------------------------------------------------------------------

The account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%. We
are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results.

Your applicable death benefit in connection with the Guaranteed benefit variable investment options is equal to the Guaranteed benefit account value or the Guaranteed minimum death benefit base, if greater.

GUARANTEED MINIMUM DEATH BENEFIT

RETURN OF PRINCIPAL DEATH BENEFIT BASE

(1)At the end of contract years 1 through 7, the Return of principal death benefit base is equal to the initial contribution to the Guaranteed ben-efit variable investment options.

ANNUAL RATCHET TO AGE 85 BENEFIT BASE

(2)At the end of contract years 1 through 5, the Annual Ratchet to age 85 benefit base is equal to the current account value.

(3)At the end of contract year 6 through 7, the benefit base is equal to the Annual Ratchet to age 85 benefit base at the end of the prior year since it is higher than the current account value.

ROLL-UP TO AGE 85 BENEFIT BASE

The Annual roll-up rate for the Roll-up to age 85 benefit base is assumed to be the minimum Annual Roll-up rate, which is 4.0%.

(4)At the end of contract year 3, the Roll-up to age 85 benefit base is reset to the current account value.

"GREATER OF" DEATH BENEFIT BASE

(5)At the end of contract years 1 through 3 and 7, the benefit base is based on the Roll-Up to age 85 benefit base.

(6)At the end of contract years 4 through 6, the benefit base is based on the Annual Ratchet to age 85 benefit base.

GUARANTEED INCOME BENEFIT

GIB BENEFIT BASE

(7)At the end of contract years 1 through 3, and 7, the benefit base is based on the GIB Roll-Up benefit base.

(8)At the end of contract years 4 through 6, the benefit base is based on the Annual Ratchet to age 95 benefit base.

III-1 APPENDIX III: GUARANTEED BENEFIT BASE EXAMPLES

Appendix IV: Hypothetical illustrations

--------------------------------------------------------------------------------

ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS

The following tables illustrate the changes in account values (Non-Guaranteed benefit account value and Guaranteed benefit account value), cash value and the values of the "Greater of" death benefit, the Guaranteed income benefit ("GIB"), and the Annual withdrawal amount, under certain hypothetical circumstances for the Retirement Cornerstone(R) Series contracts (Series B, Series L, Series CP(R) and Series C). The tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. Also, the tables illustrate that $60,000 is allocated to the Guaranteed benefit variable investment options, and $40,000 is allocated to the Non-Guaranteed benefit variable investment options. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.36)%, 3.64% for the Series B Guaranteed benefit variable investment options and (2.41)%, 3.59% for the Series B Non-Guaranteed benefit variable investment options; (2.71)%, 3.29% for the Series L Guaranteed benefit variable investment options and (2.76)%, 3.24% for the Series L Non-Guaranteed benefit variable investment options; (2.61)%, 3.39% for the Series CP(R) Guaranteed benefit variable investment options and (2.66)%, 3.34% for the Series CP(R) Non-Guaranteed benefit variable investment options; (2.76)%, 3.24% for the Series C Guaranteed benefit variable investment options and (2.81)%, 3.19% for the Series C Non-Guaranteed benefit variable investment options at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your Guaranteed benefit account value annually for the "Greater of" death benefit and GIB features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the "Greater of" death benefit and GIB and any applicable administrative charge and withdrawal charge.

The values shown under "Next Year's Annual withdrawal amount" for ages 70 through 95 reflect the Annual withdrawal amount available without reducing the "Greater of" death benefit base or GIB benefit base. A "0" under the Guaranteed benefit account value column at age 95 indicates that the "Greater of" death benefit has terminated due to insufficient account value. However, the Lifetime GIB payments under the GIB have begun, and the owner is receiving lifetime payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.31% for the Guaranteed benefit variable investment options (for each Series) and of 0.58% for the Non-Guaranteed benefit variable investment options (for each Series), (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.50% for the Guaranteed benefit variable investment options (for each Series) and 0.29% for the Non-Guaranteed benefit variable investment options (for each Series) and
(3) 12b-1 fees equivalent to an effective annual rate of 0.25% for the Guaranteed benefit variable investment options (for each Series) and 0.24% for the Non-Guaranteed benefit variable investment options (for each Series). These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the Guaranteed benefit variable investment options and Non-Guaranteed benefit variable investment options, respectively. The actual rates associated with any contract will vary depending upon the actual allocation of the Total account value among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

                                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS IV-1

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE(R) - SERIES B
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED INCOME BENEFIT

-----------------------------------------------------------------------------------------------------------
                                                              PROTECT        GUARANTEE

              NON-GUARANTEED  GUARANTEED                                                     NEXT YEAR'S
     CONTRACT    BENEFIT        BENEFIT                    "GREATER OF"     GIB BENEFIT   ANNUAL WITHDRAWAL
AGE    YEAR   ACCOUNT VALUE  ACCOUNT VALUE   CASH VALUE    DEATH BENEFIT       BASE            AMOUNT
-----------------------------------------------------------------------------------------------------------
                0%     6%      0%     6%     0%     6%      0%      6%      0%      6%      0%       6%
-----------------------------------------------------------------------------------------------------------
65       0    40,000  40,000 60,000 60,000 93,000  93,000  60,000  60,000  60,000  60,000       0         0

66       1    39,037  41,437 57,460 61,060 89,497  95,497  62,400  62,400  62,400  62,400   2,496     2,496

67       2    38,098  42,926 54,935 62,113 86,032  98,039  64,896  64,896  64,896  64,896   2,596     2,596

68       3    37,181  44,469 52,422 63,158 83,603 101,627  67,492  67,492  67,492  67,492   2,700     2,700

69       4    36,286  46,066 49,921 64,193 80,207 104,259  70,192  70,192  70,192  70,192   2,808     2,808

70       5    35,413  47,722 47,428 65,214 77,841 107,936  72,999  72,999  72,999  72,999   2,920     2,920

71       6    34,560  49,436 44,941 66,220 76,502 112,657  75,919  75,919  75,919  75,919   3,037     3,037

72       7    33,728  51,213 42,459 67,209 75,187 117,421  78,956  78,956  78,956  78,956   3,158     3,158

73       8    32,917  53,053 39,978 68,176 72,895 121,229  82,114  82,114  82,114  82,114   3,285     3,285

74       9    32,124  54,959 37,497 69,119 69,621 124,078  85,399  85,399  85,399  85,399   3,416     3,416

75      10    31,351  56,934 35,012 70,035 66,364 126,969  88,815  88,815  88,815  88,815   3,553     3,553

80      15    27,756  67,925 22,463 74,080 50,219 142,004 108,057 108,057 108,057 108,057   4,322     4,322

85      20    24,543  81,037  9,462 76,823 34,005 157,860 131,467 131,467 131,467 131,467   5,259     5,259

90      25    21,724  96,681      0 78,342 21,724 175,023       0 131,467       0 159,950 *$7,690     6,398

95      30    19,229 115,344      0 78,611 19,229 193,955       0 131,467       0 194,604   7,690 **$11,676
-----------------------------------------------------------------------------------------------------------

*  Payments of $7,690 will continue as lifetime payments
** Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

IV-2 APPENDIX IV: HYPOTHETICAL ILLUSTRATION

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE(R) - SERIES L
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED INCOME BENEFIT

-----------------------------------------------------------------------------------------------------------
                                                              PROTECT        GUARANTEE

              NON-GUARANTEED  GUARANTEED                                                     NEXT YEAR'S
     CONTRACT    BENEFIT        BENEFIT                    "GREATER OF"     GIB BENEFIT   ANNUAL WITHDRAWAL
AGE    YEAR   ACCOUNT VALUE  ACCOUNT VALUE   CASH VALUE    DEATH BENEFIT       BASE            AMOUNT
-----------------------------------------------------------------------------------------------------------
                0%     6%      0%     6%     0%     6%      0%      6%      0%      6%      0%       6%
-----------------------------------------------------------------------------------------------------------
65       0    40,000  40,000 60,000 60,000 92,000  92,000  60,000  60,000  60,000  60,000       0         0

66       1    38,897  41,297 57,250 60,850 88,147  94,147  62,400  62,400  62,400  62,400   2,496     2,496

67       2    37,825  42,637 54,529 61,683 85,354  97,319  64,896  64,896  64,896  64,896   2,596     2,596

68       3    36,782  44,019 51,836 62,496 82,618 100,515  67,492  67,492  67,492  67,492   2,700     2,700

69       4    35,768  45,447 49,167 63,288 79,935 103,735  70,192  70,192  70,192  70,192   2,808     2,808

70       5    34,782  46,921 46,519 64,055 81,302 110,976  72,999  72,999  72,999  72,999   2,920     2,920

71       6    33,823  48,443 43,891 64,795 77,715 113,237  75,919  75,919  75,919  75,919   3,037     3,037

72       7    32,891  50,014 41,280 65,504 74,171 115,518  78,956  78,956  78,956  78,956   3,158     3,158

73       8    31,984  51,636 38,683 66,180 70,667 117,816  82,114  82,114  82,114  82,114   3,285     3,285

74       9    31,102  53,310 36,097 66,819 67,199 120,130  85,399  85,399  85,399  85,399   3,416     3,416

75      10    30,245  55,039 33,519 67,418 63,764 122,457  88,815  88,815  88,815  88,815   3,553     3,553

80      15    26,269  64,563 20,666 69,663 46,935 134,225 108,057 108,057 108,057 108,057   4,322     4,322

85      20    22,839  75,733  7,612 70,224 30,450 145,957 131,467 131,467 131,467 131,467   5,259     5,259

90      25    19,856  88,837      0 69,136 19,856 157,973       0 131,467       0 159,950 *$7,394     6,398

95      30    17,262 104,208      0 66,320 17,262 170,528       0 131,467       0 194,604   7,394 **$11,676
-----------------------------------------------------------------------------------------------------------

*  Payments of $7,394 will continue as lifetime payments
** Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS IV-3

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE - SERIES CP(R)
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED INCOME BENEFIT

-----------------------------------------------------------------------------------------------------------
                                                              PROTECT                 GUARANTEE

              NON-GUARANTEED  GUARANTEED                                                     NEXT YEAR'S
     CONTRACT    BENEFIT        BENEFIT                    "GREATER OF"     GIB BENEFIT   ANNUAL WITHDRAWAL
AGE    YEAR   ACCOUNT VALUE  ACCOUNT VALUE   CASH VALUE    DEATH BENEFIT       BASE            AMOUNT
-----------------------------------------------------------------------------------------------------------
                0%     6%      0%     6%     0%     6%      0%      6%      0%      6%      0%       6%
-----------------------------------------------------------------------------------------------------------
65       0    41,600  41,600 62,400 62,400 96,000  96,000  60,000  60,000  60,000  60,000       0         0

66       1    40,495  42,991 59,647 63,382 92,142  98,373  62,400  63,374  62,400  62,400   2,496     2,496

67       2    39,419  44,428 56,921 64,362 88,340 100,790  64,896  64,896  64,896  64,896   2,596     2,596

68       3    38,372  45,913 54,220 65,328 85,591 104,241  67,492  67,492  67,492  67,492   2,700     2,700

69       4    37,352  47,448 51,540 66,278 82,892 107,726  70,192  70,192  70,192  70,192   2,808     2,808

70       5    36,360  49,035 48,880 67,210 80,240 111,244  72,999  72,999  72,999  72,999   2,920     2,920

71       6    35,394  50,674 46,237 68,120 77,631 114,794  75,919  75,919  75,919  75,919   3,037     3,037

72       7    34,453  52,368 43,608 69,007 75,062 118,375  78,956  78,956  78,956  78,956   3,158     3,158

73       8    33,538  54,119 40,991 69,867 72,529 121,986  82,114  82,114  82,114  82,114   3,285     3,285

74       9    32,647  55,928 38,384 70,698 70,031 125,626  85,399  85,399  85,399  85,399   3,416     3,416

75      10    31,780  57,798 35,783 71,494 67,562 129,292  88,815  88,815  88,815  88,815   3,553     3,553

80      15    27,776  68,127 22,783 74,844 50,559 142,972 108,057 108,057 108,057 108,057   4,322     4,322

85      20    24,248  80,303  9,539 76,720 33,787 157,022 131,467 131,467 131,467 131,467   5,259     5,259

90      25    21,189  94,654      0 77,184 21,189 171,838       0 131,467       0 159,950 *$7,690     6,398

95      30    18,516 111,570      0 76,191 18,516 187,761       0 131,467       0 194,604   7,690 **$11,676
-----------------------------------------------------------------------------------------------------------

*  Payments of $7,690 will continue as lifetime payments
** Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

IV-4 APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE(R) - SERIES C
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED INCOME BENEFIT

------------------------------------------------------------------------------------------------------------
                                                               PROTECT                 GUARANTEE

              NON-GUARANTEED  GUARANTEED                                                      NEXT YEAR'S
     CONTRACT    BENEFIT        BENEFIT                     "GREATER OF"     GIB BENEFIT   ANNUAL WITHDRAWAL
AGE    YEAR   ACCOUNT VALUE  ACCOUNT VALUE   CASH VALUE     DEATH BENEFIT       BASE            AMOUNT
------------------------------------------------------------------------------------------------------------
                0%     6%      0%     6%     0%      6%      0%      6%      0%      6%      0%       6%
------------------------------------------------------------------------------------------------------------
65       0    40,000  40,000 60,000 60,000 100,000 100,000  60,000  60,000  60,000  60,000       0         0

66       1    38,877  41,277 57,220 60,820  96,097 102,097  62,400  62,400  62,400  62,400   2,496     2,496

67       2    37,786  42,595 54,471 61,621  92,258 104,217  64,896  64,896  64,896  64,896   2,596     2,596

68       3    36,725  43,955 51,752 62,402  88,478 106,357  67,492  67,492  67,492  67,492   2,700     2,700

69       4    35,695  45,359 49,060 63,159  84,754 108,518  70,192  70,192  70,192  70,192   2,808     2,808

70       5    34,693  46,807 46,391 63,891  81,084 110,698  72,999  72,999  72,999  72,999   2,920     2,920

71       6    33,719  48,302 43,743 64,593  77,462 112,895  75,919  75,919  75,919  75,919   3,037     3,037

72       7    32,773  49,844 41,114 65,263  73,886 115,108  78,956  78,956  78,956  78,956   3,158     3,158

73       8    31,853  51,436 38,500 65,899  70,353 117,335  82,114  82,114  82,114  82,114   3,285     3,285

74       9    30,959  53,079 35,900 66,496  66,859 119,574  85,399  85,399  85,399  85,399   3,416     3,416

75      10    30,090  54,773 33,310 67,050  63,400 121,824  88,815  88,815  88,815  88,815   3,553     3,553

80      15    26,067  64,095 20,417 69,050  46,485 133,145 108,057 108,057 108,057 108,057   4,322     4,322

85      20    22,605  75,003  7,359 69,318  29,964 144,321 131,467 131,467 131,467 131,467   5,259     5,259

90      25    19,602  87,768      0 67,887  19,602 155,655       0 131,467       0 159,950 *$7,394     6,398

95      30    16,997 102,705      0 64,673  16,997 167,378       0 131,467       0 194,604   7,394 **$11,676
------------------------------------------------------------------------------------------------------------

*  Payments of $7,394 will continue as lifetime payments
** Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                                    APPENDIX IV: HYPOTHETICAL ILLUSTRATIONS IV-5

Appendix V: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

Certain information is provided for historical purpose only. The contracts are no longer available to new purchasers.

The following information is a summary of the states where the Retirement Cornerstone(R) Series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

STATES WHERE CERTAIN RETIREMENT CORNERSTONE(R) SERIES CONTRACTS' FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR VARY:

-----------------------------------------------------------------------------------
 STATE      FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
-----------------------------------------------------------------------------------
CALIFORNIA  See "Your right to cancel within a  If you reside in the state of
            certain number of days" in          California and you are age 60 and
            "Contract features and benefits"    older at the time the contract is
                                                issued, you may return your
                                                Retirement Cornerstone(R) Series
                                                contract within 30 days from the
                                                date that you receive it and
                                                receive a refund as described
                                                below. This is also referred to as
                                                the "free look" period.

                                                If you allocate your entire
                                                initial contribution to the
                                                EQ/Money Market variable
                                                investment option (and/or
                                                guaran-teed interest option, if
                                                available), the amount of your
                                                re-fund will be equal to your
                                                contribution, unless you make a
                                                transfer, in which case the amount
                                                of your refund will be equal to
                                                your account value on the date we
                                                receive your request to cancel at
                                                our processing office. This amount
                                                could be less than your initial
                                                contribution. If you allocate any
                                                portion of your initial
                                                contribution to the variable
                                                investment options (other than the
                                                EQ/Money Market variable
                                                investment option), your refund
                                                will be equal to your account
                                                value on the date we receive your
                                                request to cancel at our
                                                processing office.

                                                "RETURN OF CONTRIBUTION" FREE LOOK
                                                TREATMENT AVAILABLE THROUGH
                                                CERTAIN SELLING BROKERS-DEALERS

                                                Certain selling broker-dealers
                                                offer an allocation method
                                                designed to preserve your right to
                                                a return of your con-tributions
                                                during the free look period. At
                                                the time of application, you will
                                                instruct your financial
                                                professional as to how your
                                                initial contribution and any
                                                subsequent con-tributions should
                                                be treated for the purpose of
                                                maintaining your free look right
                                                under the contract. Please consult
                                                your financial professional to
                                                learn more about the availability
                                                of "return of contribution" free
                                                look treatment.

                                                If you choose "return of
                                                contribution" free look treatment
                                                of your contract, we will allocate
                                                your entire contribution and any
                                                subsequent contributions made
                                                during the 40 day period following
                                                the Contract Date, to the EQ/Money
                                                Mar-ket investment option. In the
                                                event you choose to exercise your
                                                free look right under the
                                                contract, you will receive a
                                                refund equal to your contributions.

                                                If you choose the "return of
                                                contribution" free look treat-ment
                                                and your contract is still in
                                                effect on the 40th day (or next
                                                Business Day) following the
                                                Contract Date, we will
                                                automatically reallocate your
                                                account value to the invest ment
                                                options chosen on your application.
-----------------------------------------------------------------------------------

V-1 APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
    VARIATIONS OF CERTAIN FEATURES AND BENEFITS

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------
CALIFORNIA                                       Any transfers made prior to the
(CONTINUED)                                      expiration of the 30 day free look
                                                 will terminate your right to
                                                 "return of con-tribution"
                                                 treatment in the event you choose
                                                 to exercise your free look right
                                                 under the contract. Any transfer
                                                 made prior to the 40th day
                                                 following the Contract Date will
                                                 can-cel the automatic reallocation
                                                 on the 40th day (or next Business
                                                 Day) following the Contract Date
                                                 described above. If you do not
                                                 want AXA Equitable to perform this
                                                 scheduled one time reallocation,
                                                 you must call one of our customer
                                                 service representatives at 1 (800)
                                                 789-7771 before the 40th day
                                                 following the Contract Date to
                                                 cancel.
------------------------------------------------------------------------------------
CONNECTICUT  See "Credits" in "Contract          Credits applied to contributions
             features and benefits" (For         made within one year of death of
             Ser-ies CP(R) contracts only)       the owner (or older joint owner,
                                                 if applicable) will not be
                                                 recovered. However, any applicable
                                                 contract with-drawal charges will
                                                 continue to apply to those
                                                 con-tributions.

             See "Transfers of ownership,        If you elect the GIB, you may not
             collateral assignments, loans and   change ownership or as-sign the
             borrowing" in "More information"    GIB or the contract to an
                                                 institution (such as busi-ness
                                                 trusts, corporations, joint stock
                                                 associations, part nerships,
                                                 limited liability companies and
                                                 other legal entities).
------------------------------------------------------------------------------------
FLORIDA      See "How you can purchase and       In the third paragraph of this
             contribute to your con tract" in    section, item (ii) regarding the
             "Contract features and benefits"    $2,500,000 limitation on
             and "Appendix IX"                   contributions is deleted. The
                                                 re-mainder of this section is
                                                 unchanged.

             See "Credits" in "Contract          The following information replaces
             features and benefits" (For         the second bullet of the final set
             Ser-ies CP(R) contracts only)       of bullets in this section:
                                                 .   You may annuitize your
                                                     contract after twelve months,
                                                     however, if you elect to
                                                     receive annuity payments
                                                     within five years of the
                                                     contract date, we will recover
                                                     the credit that applies to any
                                                     contribution made in that five
                                                     years. If you start receiving
                                                     annuity payments after five
                                                     years from the contract date
                                                     and within three years of
                                                     making any contribution, we
                                                     will recover the credit that
                                                     applies to any contribution
                                                     made within the prior three
                                                     years.

             See "Your right to cancel within a  If you reside in the state of
             certain number of days" in          Florida and you are age 65 or
             "Contract features and benefits"    older at the time the contract is
                                                 issued, you may cancel your
                                                 variable annuity contract and
                                                 return it to us within 21 days
                                                 from the date that you receive it.
                                                 You will receive an unconditional
                                                 refund equal to the cash surrender
                                                 value provided in the annuity
                                                 contract, plus any fees or charges
                                                 deducted from the contributions or
                                                 imposed under the con-tract.

                                                 If you reside in the state of
                                                 Florida and you are age 64 or
                                                 younger at the time the contract
                                                 is issued, you may cancel your
                                                 variable annuity contract and
                                                 return it to us within 14 days
                                                 from the date that you receive it.
                                                 You will receive an unconditional
                                                 refund equal to your
                                                 contributions, including any
                                                 contract fees or charges.

             See "Selecting an annuity payout    The following sentence replaces
             option" under "Your annuity payout  the first sentence of the second options" in "Accessing your money"  paragraph in this section:

                                                 You can choose the date annuity
                                                 payments begin but it may not be
                                                 earlier than twelve months from
                                                 the Retirement Cornerstone(R)
                                                 Series contract date.
------------------------------------------------------------------------------------

                             APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
                                 VARIATIONS OF CERTAIN FEATURES AND BENEFITS V-2

--------------------------------------------------------------------------------------
 STATE         FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------------
FLORIDA        See "Withdrawal charge" in          If you are age 65 or older at the
(CONTINUED)    "Charges and expenses"              time your contract is is-sued, the
                                                   applicable withdrawal charge will
                                                   not exceed 10% of the amount
                                                   withdrawn. In addition, no charge
                                                   will apply after the end of the
                                                   10th contract year or 10 years
                                                   after a contribution is made,
                                                   whichever is later.
--------------------------------------------------------------------------------------
IDAHO          See "Your right to cancel within a  If you reside in the state of
               certain number of days" in          Idaho, you may return your
               "Contract features and benefits"    Re-tirement Cornerstone(R) Series
                                                   contract within 20 days from the
                                                   date that you receive it and
                                                   receive a refund of your ini-tial
                                                   contribution.
--------------------------------------------------------------------------------------
ILLINOIS       See "Credits" in "Contract          The following information replaces
               features and benefits" (For         the second bullet of the final set
               Ser-ies CP(R) contracts only)       of bullets in this section:
                                                   .   You may annuitize your
                                                       contract after twelve months,
                                                       however, if you elect to
                                                       receive annuity payments
                                                       within five years of the
                                                       contract date, we will recover
                                                       the credit that applies to any
                                                       contribution made in the first
                                                       five years. If you start
                                                       receiving annuity payments
                                                       after five years from the
                                                       contract date and within three
                                                       years of making any
                                                       contribution, we will recover
                                                       the credit that applies to any
                                                       contribution made within the
                                                       prior three years.

               See "Selecting an annuity payout    The following sentence replaces
               option" under "Your annuity payout  the first sentence of the second options" in "Accessing your money"  paragraph in this section:

                                                   You can choose the date annuity
                                                   payments begin but it may not be
                                                   earlier than twelve months from
                                                   your Retire-ment Cornerstone(R)
                                                   Series contract date.

               Notice to all Illinois contract     Illinois law provides that a
               owners                              spouse in a civil union and a
                                                   spouse in a marriage are to be
                                                   treated identically. For pur-poses
                                                   of your contract, when we use the
                                                   term "married", we include
                                                   "parties to a civil union" and
                                                   when we use the word "spouse" we
                                                   include "parties to a civil
                                                   union". While civil union spouses
                                                   are afforded the same rights as
                                                   married spouses under Illinois
                                                   law, tax-related advantages such
                                                   as spousal continuation are
                                                   derived from federal tax law.
                                                   Illi-nois' Civil Union Law does
                                                   not and cannot alter federal law.
                                                   The federal Defense of Marriage
                                                   Act excludes civil unions and
                                                   civil union partners from the
                                                   meaning of the word "marriage" or
                                                   "spouse" in all federal laws.
                                                   Therefore, a civil union spouse
                                                   does not qualify for the same tax
                                                   advan-tages provided to a married
                                                   spouse under federal law,
                                                   in-cluding the tax benefits
                                                   afforded to the surviving spouse
                                                   of an owner of an annuity contract
                                                   or any rights under speci-fied
                                                   tax-favored savings or retirement
                                                   plans or arrange-ments.
--------------------------------------------------------------------------------------
MARYLAND       See "Free withdrawal amount" under  The 10% free withdrawal amount
               "Withdrawal charge" in "Charges     applies to full surrenders.
               and expenses"
--------------------------------------------------------------------------------------
MASSACHUSETTS  See "Annual administrative charge"  The annual administrative charge
               under "Charges that AXA Equitable   will not be deducted from amounts
               deducts" in "Charges and expenses"  allocated to the guaranteed
               See "Disability, terminal illness   interest option.
               or confinement to nursing home"
               under "Withdrawal charge" in        This section is deleted in its
               "Charges and ex-penses"             entirety.
               See "Appendix IV: Hypothetical      The annuity purchase factors are
               illustrations"                      applied on a unisex basis in
                                                   determining the amount payable
                                                   under a Guaranteed benefit.
--------------------------------------------------------------------------------------

V-3 APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
    VARIATIONS OF CERTAIN FEATURES AND BENEFITS

--------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------------
MINNESOTA    See "Your right to cancel within a  If you reside in the state of
             certain number of days" in          Minnesota at the time the con
             "Contract features and benefits"    tract is issued, you may return
                                                 your Retirement Corner-stone(R)
                                                 Series contract within 10 days
                                                 from the date that you receive a
                                                 refund equal to the sum of (a) the
                                                 difference between the
                                                 contributions made and the amounts
                                                 allo-cated to any investment
                                                 option and (b) the Total account
                                                 value in any investment option on
                                                 the date your Retirement
                                                 Cornerstone(R) Series contract is
                                                 received by our processing office
                                                 or your financial professional.
                                                 Such amount will be paid within 10
                                                 days after we receive notice of
                                                 cancellation and the Retirement
                                                 Cornerstone(R) Series contract.

             See "Free withdrawal amount" under  The 10% free withdrawal amount
             "Withdrawal charge" in "Charges     applies to full surrenders.
             and expenses"
--------------------------------------------------------------------------------------
MISSISSIPPI  See under "Types of contracts" on   Not available in all series.
             the cover and through-out this
             Prospectus QP (defined
             contribution and defined benefit)
             contracts

             See "How you can purchase and       Additional contributions can only
             contribute to your con tract" in    be made within the first year
             "Contract features and benefits"    after the contract issue date.
             (Not applicable to Series C
             contracts)
             See "Free withdrawal amount" under  The 10% free withdrawal amount
             "Withdrawal charge" in "Charges     applies to full surrenders.
             and expenses"
--------------------------------------------------------------------------------------
MONTANA      See "Appendix IV: Hypothetical      The annuity purchase factors are
             illustrations"                      applied on a unisex basis in
                                                 determining the amount payable
                                                 under a Guaranteed benefit.
--------------------------------------------------------------------------------------
NEW YORK     Guaranteed interest option (For     Not available
             Series CP(R) contracts only)

             Investment                          Not available
             simplifier--Fixed-dollar option
             and Interest sweep option (For
             Series CP(R) contracts only)

             Roll-up to age 85 benefit base      Not available

             "Greater of" death benefit benefit Not available base

             "Greater of" death benefit          The "Greater of" death benefit is
                                                 not available. The only optional
                                                 Guaranteed minimum death benefits
                                                 available in New York are the
                                                 Annual Ratchet and the Return of
                                                 Princi-pal Guaranteed minimum
                                                 death benefits.

             Annual Ratchet to age 95 benefit    All references to this feature are
             base                                replaced with Annual Ratchet to
                                                 age 90 benefit base.

             Roll-up to age 95 benefit base      All references to this feature are
             ("GIB Roll-up benefit base")        replaced with GIB Roll-up to age
                                                 90 benefit base. If you elect the
                                                 GIB, your GIB Roll-up to age 90
                                                 benefit base stops rolling up on
                                                 the contract date anniversary
                                                 following the owner's (or older
                                                 joint own-er's, if applicable)
                                                 90th birthday.

             GIB benefit base                    The GIB benefit base is equal to
                                                 the greater of the GIB Roll-up to
                                                 age 90 benefit base and the Annual
                                                 Ratchet to age 90 benefit base.

             "Indication of Intent" (For Series  The "Indication of Intent"
             CP(R) contracts only)               approach to first year
                                                 con-tributions in connection with
                                                 the contribution crediting rate is
                                                 not available.

             Issue age if GIB is elected         For Series B, Series L and Series
                                                 C contracts:
                                                    Issue age: 45-75

                                                 For Series CP(R) contracts:
                                                    Issue age: 45-70
--------------------------------------------------------------------------------------

                             APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
                                 VARIATIONS OF CERTAIN FEATURES AND BENEFITS V-4

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------

NEW YORK     See "Guaranteed minimum death       The charge for the Annual Ratchet
(CONTINUED)  benefit charge" in "Fee table" and  death benefit is 0.35% and cannot
             "Annual Ratchet death benefit"      be increased.
             under "Charges that AXA Equitable
             deducts" in "Charges and expenses"

             See "Credits" in "Contract          If the owner (or older joint
             features and benefits" (For         owner, if applicable) dies during
             Ser-ies CP(R) contracts only)       the one-year period following our
                                                 receipt of a contribution to which
                                                 a credit was applied, we will
                                                 recover all or a por-tion of the
                                                 amount of such Credit from the
                                                 account value, based on the number
                                                 of full months that elapse between
                                                 the time we receive the
                                                 contribution and the owner's (or
                                                 older joint owner's, if
                                                 applicable) death, as follows:

                                                Number of                      Percentage of
                                                  Months                           Credit
                                                  ------                           ------
                                                    0                               100%
                                                    1                               100%
                                                    2                               99%
                                                    3                               98%
                                                    4                               97%
                                                    5                               96%
                                                    6                               95%
                                                    7                               94%
                                                    8                               93%
                                                    9                               92%
                                                    10                              91%
                                                    11                              90%
                                                    12                              89%

                                                We will not recover the credit on subsequent contributions made within 3 years prior to annuitization.

  See "Guaranteed minimum death benefit and     The GIB Roll-up to age 90 benefit base: There are caps on
  Guaranteed income benefit base" in "Contract  the GIB Roll-up to age 90 benefit base, which are
  features and benefits"                        percentages of the total contributions.

                                                Issue ages                Cap Amount
                                                ----------                ----------
                                                55+                       no cap on benefit base
                                                50-54                     350% cap on benefit base
                                                45-49                     200% cap on benefit base

                                                The cap is determined by the age of the owner at issue. If the contract is issued at age 55 or greater, there is no cap.
                                                If the contract is issued at ages younger than age 55, the cap percentage is set at issue and does not change for the life of the contract, unless there is a reset at age 55 or greater. If there is a reset at age 55 or greater, there is no cap, regardless of the age of the owner at issue. The caps for the GIB Roll-up to age 90 benefit base are: 200% for
                                                ages 45-49 and 350% for ages 50-54. Should there be a
                                                reset prior to age 55, the GIB Roll-up to age 90 benefit
                                                base amount will be capped at the cap percentage at issue
                                                times the Guaranteed benefit account value at time of re-
                                                set, plus all contributions and transfers made to the
                                                Guaranteed benefit account value after the reset. Neither a reset nor withdrawals will lower the cap amount. The
                                                Annual Ratchet to age 90 benefit base does not have a
                                                cap.
--------------------------------------------------------------------------------------------------------------

V-5 APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
    VARIATIONS OF CERTAIN FEATURES AND BENEFITS

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------

NEW YORK     See "GIB Roll-up benefit base and   Your Roll-up benefit base(s) will
(CONTINUED)  Roll-up to age 85 benefit base      automatically reset to equal the
             reset" under "Guaranteed minimum    Guaranteed benefit account value,
             death benefit and Guaranteed        if higher, ev-ery three contract
             income benefit base" in "Contract   years from your contract issue
             features and benefits"              date, up to the contract date
                                                 anniversary following:

                                                 .   your 85th birthday (for the
                                                     Annual Ratchet to age 85
                                                     benefit base), or

                                                 .   your 90th birthday (for the
                                                     GIB Roll-up to age 90
                                                     bene- fit base).

             See "How withdrawals affect your    EFFECT OF WITHDRAWALS ON YOUR GIB
             Guaranteed benefits" and            BENEFIT BASE
             "Guaranteed income benefit" in
             "Contract features and benefits"    The effect of withdrawals on the
                                                 GIB Roll-up to age 90 benefit base
                                                 and the Annual Ratchet to age 90
                                                 benefit base is on a pro rata
                                                 basis during the first contract
                                                 year.

                                      Beginning in the second contract
                                      year, withdrawals up to the Annual
                                      withdrawal amount will not reduce
                                      the GIB Roll-up to age 90 benefit
                                      base. Beginning in the second
                                      contract year, the effect of
                                      withdrawals on the Annual Ratchet
                                      to age 90 benefit base will be on
                                      a dollar-for-dollar basis up to
                                      the Annual withdrawal amount in
                                      each contract year. The portion of
                                      any withdrawal that causes the sum
                                      of all withdrawals in a contract
                                      year to exceed the Annual
                                      withdrawal amount and any other
                                      withdrawals in that same contract
                                      year will reduce the GIB benefit
                                      base on a pro rata basis.

                                      Beginning in the first contract
                                      year, for withdrawals taken from
                                      your Guaranteed benefit account
                                      value through the Automatic
                                      Required Minimum Distribution
                                      "RMD" service, the GIB Roll-up to
                                      age 90 benefit base and Annual
                                      Ratchet to age 90 benefit base
                                      will be reduced on a
                                      dollar-for-dollar basis.

                                      EFFECT OF WITHDRAWALS ON YOUR
                                      ANNUAL RATCHET TO AGE 85 BENEFIT
                                      BASE (IF ELECTED WITH GIB)

                                      If you elect the GIB with the
                                      Annual Ratchet death benefit,
                                      withdrawals will reduce the Annual
                                      Ratchet to age 85 bene-fit base on
                                      a pro rata basis during the first
                                      contract year.

                                      Beginning in the second contract
                                      year, withdrawals will reduce the
                                      Annual Ratchet to age 85 benefit
                                      base on a dollar-for-dollar basis
                                      up to the Annual withdrawal amount
                                      in each contract year. The portion
                                      of any withdrawal that causes the
                                      sum of all withdrawals in a
                                      contract year to ex-ceed the
                                      Annual withdrawal amount and any
                                      other with drawals in that same
                                      contract year will reduce the
                                      Annual Ratchet to age 85 benefit
                                      base on a pro rata basis.

                                      Beginning in the first contract
                                      year, for withdrawals taken from
                                      the Guaranteed benefit account
                                      value through the Automatic RMD
                                      service, the Annual Ratchet to age
                                      85 benefit base will be reduced on
                                      a dollar-for-dollar basis.

                                      EFFECT OF WITHDRAWALS ON YOUR
                                      ANNUAL RATCHET TO AGE 85 BENEFIT
                                      BASE (IF ELECTED WITHOUT THE GIB)

                                      If you elect the Annual Ratchet
                                      death benefit without the GIB,
                                      withdrawals (including any
                                      applicable withdrawal charges)
                                      will always reduce the Annual
                                      Ratchet to age 85 benefit base on
                                      a pro rata basis.
-------------------------------------------------------------------------

                             APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
                                 VARIATIONS OF CERTAIN FEATURES AND BENEFITS V-6

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------
NEW YORK     See "75 Day rate lock-in" under     If your initial contribution is
(CONTINUED)  "Guaranteed income bene-fit" in     received within 90 days of the
             "Contract features and benefits"    date you sign your application,
                                                 your initial Annual Roll-up rate
                                                 will be the greater of the rate in
                                                 effect on the date of the
                                                 application or the rate in effect
                                                 on the date your con tract is
                                                 issued. If we do not receive your
                                                 initial contribution within 90
                                                 days of the date you sign your
                                                 application, your initial Annual
                                                 Roll-up rate will be the rate in
                                                 effect on the date we issue your
                                                 contract.

             See "Lifetime GIB payments" under   The GIB guarantees annual lifetime
             "Guaranteed income benefit" in      payments (''Lifetime GIB
             "Contract features and benefits"    payments''), which will begin at
                                                 the earliest of:
                                                 (i)the contract date anniversary
                                                    following the date your
                                                    Guaranteed benefit account
                                                    value falls to zero (except as
                                                    the result of an Excess
                                                    withdrawal);

                            (ii)the contract date anniversary following your 90th
                                birthday; and

                            (iii)your contract's maturity date.

                               Your Lifetime GIB payments are calculated by applying a
                               percentage to your GIB benefit base. If your Guaranteed
                               benefit account value is zero, we will use your GIB bene-
                               fit base as of the day your account value was reduced to
                               zero. The percentage is based on your age (or for Joint
                               life contracts, the age of the younger spouse), as follows:

                               Age                   Single Life          Joint Life
                               ---                   -----------          ----------
                            Up to 85                     4%                 3.25%
                              86-90                      5%                   4%

  See "The amount applied   The amount applied to the annuity benefit is the greater of
  to purchase an annuity    the cash value or 95% of what the account value would be
  payout option" under      if no withdrawal charge applied.
  "Your annuity payout
  option" in "Accessing
  your money"(Applicable
  under Series CP(R)
  contracts only)

  See "Selecting an         The earliest date annuity payments may begin is 13 months
  annuity payout option"    from the issue date.
  under "Your annuity
  payout option" in
  "Accessing your money"
  (For Series CP(R)
  contracts only)

  See "Annuity maturity     Your contract has a maturity date by which you must either
  date" under "Your         take a lump sum withdrawal or select an annuity payout
  annuity payout option"    option.
  in "Accessing your money"

                            For Series B, Series L and Series C contracts:

                            The maturity date is the contract date anniversary that
                            follows the annuitant's birthday, as follows:

                                                  Maximum
                            Issue Age             Annuitization age
                            ---------             -----------------
                            0-80                  90
                            81                    91
                            82                    92
                            83                    93
                            84                    94
                            85                    95

                            For Series CP(R) contracts:

                            The maturity date is the contract date anniversary that
                            follows the annuitant's 90th birthday.

  See "Charges and expenses"          Deductions of charges from the
                                      guaranteed interest option are not
                                      permitted.

  See "Transfers of ownership,        Collateral assignments are not
  collateral assignments, loans and   limited to the period prior to the
  borrowing" in "More information"    first contract date anniversary.
                                      You may assign all or a portion of
                                      the value of your NQ contract at
                                      any time, pur-suant to the terms
                                      described in this Prospectus.
-------------------------------------------------------------------------

V-7 APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
    VARIATIONS OF CERTAIN FEATURES AND BENEFITS

-----------------------------------------------------------------------------------------------
 STATE                  FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
-----------------------------------------------------------------------------------------------
OREGON                  QP contracts                        Not Available
(Applicable under
Series B, Series L and  Automatic investment program        Not Available
Series CP(R) contracts
only)                   See "We require that the following  The following is added: (18)
                        types of communica-tions be on      requests for required minimum
                        specific forms we provide for that  distributions, other than pursuant
                        purpose:" in "Who is AXA            to our automatic RMD service.
                        Equitable?"

                        See "How you can purchase and       Additional contributions are
                        contribute to your con tract" in    limited to the first year after
                        "Contract features and benefits"    the contract issue date only.
                        and "Appendix IX"                   Additional contributions are not
                                                            permitted to Series B or Series L
                                                            Inherited IRA con- tracts, even
                                                            from properly titled sources.
                        See "Credits" in "Contract          The last sentence of the first
                        features and benefits" (For         paragraph is deleted. A credit
                        Ser-ies CP(R) contracts only)       will be applied in connection with
                                                            a partial conversion of a
                                                            Traditional IRA contract to a Roth
                                                            IRA contract.

                        See "Lifetime required minimum      The following replaces the last
                        distribution withdrawals" under     paragraph: We generally will not
                        "Withdrawing your account value"    impose a withdrawal charge on
                        in "Accessing your money"           minimum distribution withdrawals
                                                            even if you are not enrolled in
                                                            our automatic RMD service, except
                                                            if, when added to a lump sum
                                                            with-drawal previously taken in
                                                            the same contract year, the
                                                            minimum distribution withdrawals
                                                            exceed the free with-drawal
                                                            amount. In order to avoid a
                                                            withdrawal charge in connection
                                                            with minimum distribution
                                                            withdrawals outside of our
                                                            automatic RMD service, you must
                                                            notify us using our withdrawal
                                                            request form. Such minimum
                                                            distribution with-drawals must be
                                                            based solely on your contract's
                                                            Total ac-count value.

                        See "Selecting an annuity payout    You can choose the date annuity
                        option" under "Your annuity payout  payments begin, but it may not be options" in "Accessing your money"  earlier than seven years from the
                                                            Series B contract is-sue date,
                                                            four years from the Series L
                                                            contract issue date, or nine years
                                                            from the Series CP(R) contract
                                                            issue date.

                                                            No withdrawal charge is imposed if
                                                            you select a non-life contingent
                                                            period certain payout annuity.

                                                            If the payout annuity benefit is
                                                            based on the age or sex of the
                                                            owner and/or annuitant, and that
                                                            information is later found not to
                                                            be correct, we will adjust the
                                                            payout annuity benefit on the
                                                            basis of the correct age or sex.
                                                            We will ad-just the number or
                                                            amount of payout annuity benefit
                                                            pay-ments, or any amount of the
                                                            payout annuity benefit payments,
                                                            or any amount used to provide the
                                                            payout an-nuity benefit, or any
                                                            combination of these approaches.
                                                            If we have overpaid you, we will
                                                            charge that overpayment against
                                                            future payments, while if we have
                                                            underpaid you, we will add
                                                            additional amounts to future
                                                            payments. Our liability will be
                                                            limited to the correct information
                                                            and the actual amounts used to
                                                            provide the benefits.

                        See "Disability, terminal illness,  Items (i) and (iii) under this
                        or confinement to nursing home"     section are deleted in
                        under "Withdrawal charge" in        their entirety.
                        "Charges and expenses"

                        See "Misstatement of age" in "More  The following replaces the first
                        information"                        paragraph:

                                                            If the age of any person upon
                                                            whose life an optional Guar-anteed
                                                            minimum death benefit depends has
                                                            been mis-stated, any benefits will
                                                            be those which would have been
                                                            purchased at the correct age.
                                                            Therefore, if an optional
                                                            Guaranteed minimum death benefit
                                                            rider was elected by such person,
                                                            the optional Guaranteed minimum
                                                            death benefit rider will be
                                                            adjusted based on the correct age.
-----------------------------------------------------------------------------------------------

                             APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
                                 VARIATIONS OF CERTAIN FEATURES AND BENEFITS V-8

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------

OREGON       See "Transfers of ownership,        Collateral assignments are not
(CONTINUED)  collateral assignments, loans and   limited to the period prior to the
             borrowing" in "More information"    first contract date anniversary.
                                                 You may assign all or a portion of
                                                 the value of your NQ contract at
                                                 any time, pur-suant to the terms
                                                 described in this Prospectus.
------------------------------------------------------------------------------------
PUERTO RICO  Beneficiary continuation option     Not Available
             (IRA)

             IRA and Roth IRA                    Available for direct rollovers
                                                 from U.S. source 401(a) plans and
                                                 direct transfers from the same
                                                 type of U.S. source IRAs.
             QP (Defined Benefit) contracts      Not Available
             (For Series B, Series CP(R) and
             Series L contracts only)

             See "Purchase considerations for a  We do not offer Retirement
             charitable remainder trust" under   Cornerstone(R) Series contracts to
             "Owner and annuitant requirements"  charitable remainder trusts in in "Contract features and benefits" Puerto Rico.

             See "How you can contribute to      Specific requirements for
             your contract" in "Contract         purchasing QP contracts in Puerto
             features and benefits" and          Rico are outlined below in
             "Appendix IX" (For Series B,        "Purchase considerations for QP
             Series CP(R) and Series L           (Defined Contribution) contracts
             contracts only)                     in Puerto Rico".

             See "Guaranteed minimum income      Restrictions for the GIB on a
             benefit" in "Contract features and  Puerto Rico QPDC contract are
             benefits" (For Series B, Series     described below, under "Purchase
             CP/SM /and Series L contracts only) considerations for QP (Defined
                                                 Contribution) contracts in Puerto
                                                 Rico", and in your contract.

             See "Lifetime required minimum      This option is not available with
             distribution withdrawals" under     QPDC contracts.
             "Withdrawing your account value"
             in "Accessing your money" (For
             Series B, Series CP(R) and Series
             L con-tracts only)

             See "Income Manager(R) payout       This payout option is not
             options" under "Your an-nuity       available with QPDC contracts.
             payout options" in "Accessing your
             money" (For Ser-ies B, Series
             CP(R) and Series L contracts only)

             See "Transfers of ownership,        Transfers of ownership of QP
             collateral assignments, loans and   contracts are governed by Puerto
             borrowing" in "More information"    Rico law. Please consult your tax,
             (For Series B, Series CP(R) and     legal or plan advi-sor if you
             Series L contracts only)            intend to transfer ownership of
                                                 your contract.

             "Purchase considerations for QP     PURCHASE CONSIDERATIONS FOR QP
             (Defined Contribution) contracts    (DEFINED CON-TRIBUTION) CONTRACTS
             in Puerto Rico"--this section       IN PUERTO RICO:
             replaces "Appendix I: Purchase      Trustees who are considering the
             considerations for QP               purchase of a Retirement
             contracts" in this Prospectus.      Cornerstone/SM/ Series QP contract
             (For Series B, Series CP(R) and     in Puerto Rico should dis-cuss
             Series L contracts only)            with their tax, legal and plan
                                                 advisors whether this is an
                                                 appropriate investment vehicle for
                                                 the employer's plan. Trustees
                                                 should consider whether the plan
                                                 provisions per-mit the investment
                                                 of plan assets in the QP contract,
                                                 the Guaranteed income benefit, and
                                                 the payment of death benefits in
                                                 accordance with the requirements
                                                 of Puerto Rico income tax rules.
                                                 The QP contract and this
                                                 Prospectus should be reviewed in
                                                 full, and the following factors,
                                                 among others, should be noted.

                                                 LIMITS ON CONTRACT OWNERSHIP:
                                                 .   The QP contract is offered
                                                     only as a funding vehicle to
                                                     qualified plan trusts of
                                                     single participant defined
                                                     con- tribution plans that are
                                                     tax-qualified under Puerto
                                                     Rico law, not United States
                                                     law. The contract is not
                                                     avail- able to US qualified
                                                     plans or to defined benefit
                                                     plans qualifying under Puerto
                                                     Rico law.

                                                 .   The QP contract owner is the
                                                     qualified plan trust. The
                                                     annuitant under the contract
                                                     is the self-employed Puerto
                                                     Rico resident, who is the sole
                                                     plan participant.
------------------------------------------------------------------------------------

V-9 APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
    VARIATIONS OF CERTAIN FEATURES AND BENEFITS

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------

PUERTO RICO                                      .   This product should not be
(CONTINUED)                                          purchased if the self-
                                                     employed individual
                                                     anticipates having additional
                                                     em- ployees become eligible
                                                     for the plan. We will not
                                                     allow additional contracts to
                                                     be issued for participants
                                                     other than the original
                                                     business owner.
                                                 .   If the business that sponsors
                                                     the plan adds another
                                                     em- ployee, no further
                                                     contributions may be made to
                                                     the con- tract. If the
                                                     employer moves the funds to
                                                     another funding vehicle that
                                                     can accommodate more than one
                                                     employee, this move could
                                                     result in surrender charges,
                                                     if applicable, and the loss of
                                                     guaranteed benefits in the
                                                     contract.

                                                 LIMITS ON CONTRIBUTIONS:
                                                 .   All contributions must be
                                                     direct transfers from other
                                                     investments within an existing
                                                     qualified plan trust.

                                                 .   Employer payroll contributions
                                                     are not accepted.

                                                 .   Only one additional transfer
                                                     contribution may be made per
                                                     contract year.

                                                 .   Checks written on accounts
                                                     held in the name of the
                                                     employer instead of the plan
                                                     or the trustee will not be
                                                     accepted.

                                                 .   As mentioned above, if a new
                                                     employee becomes eligi- ble
                                                     for the plan, the trustee will
                                                     not be permitted to make any
                                                     further contributions to the
                                                     contract estab- lished for the
                                                     original business owner.

                                                 LIMITS ON PAYMENTS:
                                                 .   Loans are not available under
                                                     the contract.

                                                 .   All payments are made to the
                                                     plan trust as owner, even
                                                     though the plan
                                                     participant/annuitant is the
                                                     ulti- mate recipient of the
                                                     benefit payment.
                                                 .   AXA Equitable does no tax
                                                     reporting or withholding of
                                                     any kind. The plan
                                                     administrator or trustee will
                                                     be solely responsible for
                                                     performing or providing for
                                                     all such services.

                                                 .   AXA Equitable does not offer
                                                     contracts that qualify as IRAs
                                                     under Puerto Rico law. The
                                                     plan trust will exercise the
                                                     GIB and must continue to hold
                                                     the supplementary contract for
                                                     the duration of the GIB
                                                     payments.

                                                 PLAN TERMINATION:
                                                 .   If the plan participant
                                                     terminates the business, and
                                                     as a result wishes to
                                                     terminate the plan, the trust
                                                     would have to be kept in
                                                     existence to receive payments.
                                                     This could create expenses for
                                                     the plan.

                                                 .   If the plan participant
                                                     terminates the plan and the
                                                     trust is dissolved, or if the
                                                     plan trustee (which may or may
                                                     not be the same as the plan
                                                     participant) is unwilling to
                                                     accept payment to the plan
                                                     trust for any reason, AXA
                                                     Equitable would have to change
                                                     the contract from a Puerto
                                                     Rico QP to NQ in order to make
                                                     payments to the individual as
                                                     the new owner. Depending on
                                                     when this occurs, it could be
                                                     a taxable distribution from
                                                     the plan, with a potential tax
                                                     of the entire account value of
                                                     the contract. Puerto Rico
                                                     in- come tax withholding and
                                                     reporting by the plan trustee
                                                     could apply to the
                                                     distribution transaction.
------------------------------------------------------------------------------------

                            APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
                                VARIATIONS OF CERTAIN FEATURES AND BENEFITS V-10

-------------------------------------------------------------------------------------
 STATE        FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
-------------------------------------------------------------------------------------
PUERTO RICO                                       .   If the plan trust is receiving
(CONTINUED)                                           GIB payments and the trust is
                                                      subsequently terminated,
                                                      transforming the contract into
                                                      an individually owned NQ
                                                      contract, the trustee would be
                                                      responsible for the applicable
                                                      Puerto Rico income tax
                                                      withholding and reporting on
                                                      the present value of the
                                                      remaining annuity payment
                                                      stream.

                                                  .   AXA Equitable is a U.S.
                                                      insurance company, therefore
                                                      distributions under the NQ
                                                      contract could be subject to
                                                      United States taxation and
                                                      withholding on a "taxable
                                                      amount not determined" basis.

              Tax information--special rules for  Income from NQ contracts we issue
              NQ contracts                        is U.S. source. A Puerto Rico
                                                  resident is subject to U.S.
                                                  taxation on such U.S. source
                                                  income. Only Puerto Rico source
                                                  income of Puerto Rico residents is
                                                  excludable from U.S. taxation.
                                                  Income from NQ contracts is also
                                                  subject to Puerto Rico tax. The
                                                  calculation of the taxable portion
                                                  of amounts distributed from a con-
                                                  tract may differ in the two
                                                  jurisdictions. Therefore, you
                                                  might have to file both U.S. and
                                                  Puerto Rico tax returns, showing
                                                  different amounts of income from
                                                  the contract for each tax return.
                                                  Puerto Rico generally provides a
                                                  credit against Puerto Rico tax for
                                                  U.S. tax paid. Depending on your
                                                  personal situation and the timing
                                                  of the different tax liabilities,
                                                  you may not be able to take full
                                                  advantage of this credit.
-------------------------------------------------------------------------------------
RHODE ISLAND  See "Your right to cancel within a  If you reside in the state of
              certain number of days" in          Rhode Island at the time the
              "Contract features and benefits"    contract is issued, you may return
                                                  your Retirement Corner stone(R)
                                                  Series contract within 20 days
                                                  from the date that you receive it
                                                  and receive a refund of your
                                                  contribution.
-------------------------------------------------------------------------------------
TEXAS         See "Annual administrative charge"  The annual administrative charge
              in "Charges and expenses"           will not be deducted from amounts
                                                  allocated to the Guaranteed
                                                  interest option.

              See "How you can purchase and       The $2,500,000 limitation on the
              contribute to your con-tract" in    sum of all contributions under all
              "Contract features and benefits"    AXA Equitable annuity accumulation
                                                  contracts with the same owner or
                                                  annuitant does not apply.

              See "Disability, terminal illness   There is no 12 month waiting
              or confinement to nursing home" in  period following a con-tribution
              "Charges and expenses" (For         for the Six Month Life Expectancy
              Retirement Cornerstone(R) Series    Waiver. The withdrawal charge can
              B, Series L, and Series CP(R) only) be waived even if the condition be-gins within 12 months of the
                                                  remittance of the contribution.
-------------------------------------------------------------------------------------
WASHINGTON    See "Guaranteed interest option"    The guaranteed interest option is
              under "What are my in-vestment      not available. All refer-ences to
              options under the contract" in      the guaranteed interest option
              "Contract features and benefits"    throughout this Prospectus should
                                                  be disregarded.

              See "Investment simplifier" under   Investment simplifier - Fixed
              "Dollar cost averaging" in          dollar option and Interest sweep
              "Contract features and benefits"    option are not available.

              See "Income Manager(R) payout       The Income Manager(R) payout
              options" under "Your an-nuity       options are not available. All
              payout options" in "Accessing your  references to the Income
              money"                              Manager(R) payout options
                                                  throughout this Prospectus should
                                                  be disregarded.

              See "Guaranteed minimum death       The "Greater of" death benefit is
              benefits" under "Death benefit" in  not available. The only optional
              "Contract features and benefits"    Guaranteed minimum death benefits
                                                  available in Washington are the
                                                  Annual Ratchet to age 85 and the
                                                  Re-turn of Principal Guaranteed
                                                  minimum death benefits.

              See "Guaranteed benefit charges"    The charge for the Annual Ratchet
              under "Charges and expenses"        death benefit is 0.35%.
-------------------------------------------------------------------------------------

V-11 APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
     VARIATIONS OF CERTAIN FEATURES AND BENEFITS

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------
WASHINGTON   See "How withdrawals affect your    EFFECT OF WITHDRAWALS ON YOUR GIB
(CONTINUED)  Guaranteed benefits" in "Contract   BENEFIT BASE
             features and benefits"
                                                 The effect of withdrawals on both
                                                 the GIB Roll-up benefit base and
                                                 the Annual Ratchet to age 95
                                                 benefit base is on a pro rata
                                                 basis during the first contract
                                                 year. Beginning in the second
                                                 contract year, the effect of
                                                 withdrawals on the Annual Ratchet
                                                 to age 95 benefit base will be on
                                                 a dollar- for-dollar basis up to
                                                 the Annual withdrawal amount in
                                                 each contract year. The portion of
                                                 any withdrawal that causes the sum
                                                 of all withdrawals in a contract
                                                 year to ex-ceed the Annual
                                                 withdrawal amount and any other
                                                 with-drawals in that same contract
                                                 year will reduce the Annual
                                                 Ratchet to age 95 benefit base on
                                                 a pro rata basis.

                                                 Beginning in the first contract
                                                 year, for withdrawals taken from
                                                 your Guaranteed benefit account
                                                 value through the automatic
                                                 Required Minimum Distribution
                                                 "RMD" with-drawal program, the GIB
                                                 Roll-up benefit base and Annual
                                                 Ratchet to age 95 benefit base
                                                 will be reduced on a dollar-
                                                 for-dollar basis.
                                                 EFFECT OF WITHDRAWALS ON YOUR
                                                 ANNUAL RATCHET TO AGE 85 BENEFIT
                                                 BASE (IF ELECTED WITH GIB)

                                                 If you elect the GIB with the
                                                 Annual Ratchet death benefit,
                                                 withdrawals will reduce the Annual
                                                 Ratchet to age 85 benefit base on
                                                 a pro rata basis during the first
                                                 contract year. Beginning in the
                                                 second contract year, withdrawals
                                                 will reduce the Annual Ratchet to
                                                 age 85 benefit base on a
                                                 dollar-for-dollar basis up to the
                                                 Annual withdrawal amount in each
                                                 contract year. The portion of any
                                                 withdrawal that causes the sum of
                                                 all withdrawals in a contract year
                                                 to ex-ceed the Annual withdrawal
                                                 amount and any other with-drawals
                                                 in that same contract year will
                                                 reduce the Annual Ratchet to age
                                                 85 benefit base on a pro rata
                                                 basis.

                                                 Beginning in the first contract
                                                 year, for withdrawals taken from
                                                 the Guaranteed benefit account
                                                 value through the automatic
                                                 Required Minimum Distribution
                                                 withdrawal pro- gram, the Annual
                                                 Ratchet to age 85 benefit base
                                                 will be reduced on a
                                                 dollar-for-dollar basis.

                                                 EFFECT OF WITHDRAWALS ON YOUR
                                                 ANNUAL RATCHET TO AGE 85 BENEFIT
                                                 BASE (IF ELECTED WITHOUT THE GIB)

                                                 If you elect the Annual Ratchet
                                                 death benefit without the GIB,
                                                 withdrawals (including any
                                                 applicable withdrawal charges)
                                                 will always reduce the Annual
                                                 Ratchet to age 85 benefit base on
                                                 a pro rata basis.

             See "Free withdrawal amount" under  The 10% free withdrawal amount
             "Withdrawal charge" in "Charges     applies to full surrenders.
             and expenses"

             See "Disability, terminal illness,  The owner (or older joint owner, or confinement to nursing home" in  if applicable) has qualified to
             "Charges and expenses"              receive Social Security disability
                                                 benefits as certified by the
                                                 Social Security Administration or
                                                 a statement from an independent
                                                 U.S. licensed physician stating
                                                 that the owner (or older joint
                                                 owner, if applicable) meets the
                                                 definition of total disability for
                                                 at least 6 continuous months prior
                                                 to the notice of claim. Such
                                                 disability must be re-certified
                                                 every 12 months.
------------------------------------------------------------------------------------

                             APPENDIX V: STATE CONTRACT AVAILABILITY AND/OR
                                VARIATIONS OF CERTAIN FEATURES AND BENEFITS V-12

Appendix VI: Examples of Automatic payment plans

--------------------------------------------------------------------------------

The following examples illustrate the amount of the automatic withdrawals that would be taken under the various payment plans described in "Accessing your money" under "Automatic payment plans." The examples assume a $100,000 allocation to the Guaranteed benefit variable investment options with assumed investment performance of 0%. (The last example assumes an allocation to the Non-Guaranteed benefit account value.) The examples show the effect of withdrawals on the Annual Ratchet to age 95 benefit base used to calculate the GIB benefit base. Also, the examples are based on the Annual Roll-up rate shown below and assumes that the GIB Roll-up/(1)/ benefit base does not reset.

MAXIMUM PAYMENT

FULL ANNUAL WITHDRAWAL AMOUNT PAYMENT

Under this payment plan, you will receive the Annual withdrawal amounts as scheduled payments. In this example, the "Withdrawal" column reflects the Annual withdrawal amounts for the years shown. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GIB Roll-up benefit base" by the "Roll-up rate" in effect for each year.

------------------------------------------------------------------------------------------------
                   BEGINNING OF YEAR GIB            PERCENT OF GIB BENEFIT ANNUAL RATCHET TO AGE
YEAR  ROLL-UP RATE ROLL-UP BENEFIT BASE  WITHDRAWAL     BASE WITHDRAWN        95 BENEFIT BASE
------------------------------------------------------------------------------------------------
1        4.80%           $100,000          $    0           0.00%                $100,000
2        4.30%           $104,800          $    0           0.00%                $100,000
3        5.20%           $109,306          $    0           0.00%                $100,000
4        5.40%           $114,990          $    0           0.00%                $100,000
5        5.00%           $121,200          $    0           0.00%                $100,000
6        5.40%           $127,260          $6,872           5.40%                $ 93,128
7        5.20%           $127,260          $6,618           5.20%                $ 86,510
8        4.70%           $127,260          $5,981           4.70%                $ 80,529
9        6.00%           $127,260          $7,636           6.00%                $ 72,894
10       7.30%           $127,260          $9,290           7.30%                $ 63,604
------------------------------------------------------------------------------------------------

CUSTOMIZED PAYMENT PLANS

GUARANTEED MINIMUM PERCENTAGE

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on withdrawal percentage that is fixed at the lowest guaranteed Annual Roll-up rate of 4.00%. In this example, amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GIB Roll-up benefit base" by 4.00%.

-----------------------------------------------------------------------------------------------------
                    BEGINNING OF YEAR GIB              PERCENT OF GIB BENEFIT  ANNUAL RATCHET TO AGE
YEAR  ROLL-UP RATE  ROLL-UP BENEFIT BASE   WITHDRAWAL     BASE WITHDRAWN         95 BENEFIT BASE
-----------------------------------------------------------------------------------------------------
1        4.80%            $100,000          $    0             0.00%                 $100,000
2        4.30%            $104,800          $    0             0.00%                 $100,000
3        5.20%            $109,306          $    0             0.00%                 $100,000
4        5.40%            $114,990          $    0             0.00%                 $100,000
5        5.00%            $121,200          $    0             0.00%                 $100,000
6        4.70%            $127,260          $5,090             4.00%                 $ 94,910
7        5.20%            $128,151          $5,126             4.00%                 $ 89,784
8        5.40%            $129,688          $5,188             4.00%                 $ 84,596
9        6.00%            $131,504          $5,260             4.00%                 $ 79,336
10       7.30%            $134,134          $5,365             4.00%                 $ 73,971
-----------------------------------------------------------------------------------------------------

VI-1 APPENDIX VI: EXAMPLES OF AUTOMATIC PAYMENT PLANS

FIXED PERCENTAGE BELOW ROLL-UP RATE (1% BELOW)

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on a fixed percentage that is less than the applicable Annual Roll-up rate in effect for each contract year. In this example, the contract owner has requested that we pay scheduled payments that are 1.00% below the Annual Roll-up rate in effect for each year. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GIB Roll-up benefit base" by the "Percent of benefit base withdrawn."

---------------------------------------------------------------------------------------------------
                   BEGINNING OF YEAR GIB               PERCENT OF GIB BENEFIT ANNUAL RATCHET TO AGE
YEAR  ROLL-UP RATE ROLL-UP BENEFIT BASE  WITHDRAWAL        BASE WITHDRAWN        95 BENEFIT BASE
---------------------------------------------------------------------------------------------------
1        4.80%           $100,000            $    0              0.00%              $100,000
2        4.30%           $104,800            $    0              0.00%              $100,000
3        5.20%           $109,306            $    0              0.00%              $100,000
4        5.40%           $114,990            $    0              0.00%              $100,000
5        5.00%           $121,200            $    0              0.00%              $100,000
6        4.70%           $127,260          $5,090/(a)/         4.00%/(a)/           $ 94,910
7        5.20%           $128,151            $5,382              4.20%              $ 89,527
8        5.40%           $129,432            $5,695              4.40%              $ 83,832
9        6.00%           $130,726            $6,536              5.00%              $ 77,296
10       7.30%           $132,034            $8,318              6.30%              $ 68,978
---------------------------------------------------------------------------------------------------

(a)In contract year 6, the fixed percentage would have resulted in a payment less than 4.00%. In this case, the withdrawal percentage is 4.00%.

FIXED PERCENTAGE OF 5.5%

Under this payment plan, you will receive a withdrawal amount based on a fixed percentage that cannot exceed the Annual Roll-up rate in effect for each year. In this example, the contract owner has elected to receive withdrawals at a fixed percentage of 5.50%. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GIB Roll-up benefit base" by the "Percent of benefit base withdrawn."

---------------------------------------------------------------------------------------------------
                   BEGINNING OF YEAR GIB               PERCENT OF GIB BENEFIT ANNUAL RATCHET TO AGE
YEAR  ROLL-UP RATE ROLL-UP BENEFIT BASE  WITHDRAWAL        BASE WITHDRAWN        95 BENEFIT BASE
---------------------------------------------------------------------------------------------------
1        4.80%           $100,000            $    0            0.00%                $100,000
2        4.30%           $104,800            $    0            0.00%                $100,000
3        5.20%           $109,306            $    0            0.00%                $100,000
4        5.40%           $114,990            $    0            0.00%                $100,000
5        5.00%           $121,200            $    0            0.00%                $100,000
6        4.70%           $127,260          $5,981/(a)/         4.70%                $ 94,019
7        6.00%           $127,260          $6,999/(b)/         5.50%                $ 87,020
8        5.40%           $127,896          $6,906/(a)/         5.40%                $ 80,113
9        5.20%           $127,896          $6,651/(a)/         5.20%                $ 73,463
10       7.30%           $127,896          $7,034/(b)/         5.50%                $ 66,428
---------------------------------------------------------------------------------------------------

(a)In contract years 6, 8 and 9 the contract owner received withdrawal amounts based on the Annual Roll-up rate for each contract year. In each year, the Annual Roll-up rate was less than the withdrawal percentage selected.
(b)In contract years 7 and 10, the contract owner received withdrawal amounts of 5.50% even though the Annual Roll-up rates in effect in those years were greater.

                         APPENDIX VI: EXAMPLES OF AUTOMATIC PAYMENT PLANS VI-2

FIXED DOLLAR OF $7,000

Under this payment plan, you will receive a withdrawal amount that is based on a fixed dollar amount. The fixed dollar amount may not exceed the Annual withdrawal amount in any contract year. In this example, the contract owner has elected to receive withdrawals of $7,000. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GIB Roll-up benefit base" by the "Percent of benefit base withdrawn."

---------------------------------------------------------------------------------------------------
                   BEGINNING OF YEAR GIB               PERCENT OF GIB BENEFIT ANNUAL RATCHET TO AGE
YEAR  ROLL-UP RATE ROLL-UP BENEFIT BASE  WITHDRAWAL        BASE WITHDRAWN        95 BENEFIT BASE
---------------------------------------------------------------------------------------------------
1        4.80%           $100,000            $    0            0.00%                $100,000
2        4.30%           $104,800            $    0            0.00%                $100,000
3        5.20%           $109,306            $    0            0.00%                $100,000
4        5.40%           $114,990            $    0            0.00%                $100,000
5        5.00%           $121,200            $    0            0.00%                $100,000
6        4.70%           $127,260          $5,981/(a)/         4.70%                $ 94,019
7        5.20%           $127,260          $6,618/(a)/         5.20%                $ 87,401
8        5.40%           $127,260          $6,872/(a)/         5.40%                $ 80,529
9        6.00%           $127,260            $7,000            5.50%                $ 73,529
10       7.30%           $127,895            $7,000            5.50%                $ 66,529
---------------------------------------------------------------------------------------------------

(a)In contract years 6 through 8, the contract owner received the Annual withdrawal amount for those years.

FIXED PERCENTAGE OF 5.5% FROM BOTH YOUR GUARANTEED BENEFIT ACCOUNT VALUE AND YOUR NON-GUARANTEED BENEFIT ACCOUNT VALUE

Under this payment plan, you can receive a fixed dollar amount or an amount based on a fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. Your Annual withdrawal amount will be withdrawn first. Any requested amount in excess of the Annual withdrawal amount will be withdrawn from your Non-Guaranteed benefit account value. In this example, the contract owner has elected to receive withdrawals at a fixed percentage of 5.50%.

-----------------------------------------------------------------------------------------------------------------
                                                             ADDITIONAL WITH-
                                          WITHDRAWAL FROM    DRAWAL FROM NON-  PERCENT OF GIB
                   BEGINNING OF YEAR GIB GUARANTEED BENEFIT GUARANTEED BENEFIT  BENEFIT BASE   ANNUAL RATCHET TO
YEAR  ROLL-UP RATE ROLL-UP BENEFIT BASE    ACCOUNT VALUE      ACCOUNT VALUE      WITHDRAWN    AGE 95 BENEFIT BASE
-----------------------------------------------------------------------------------------------------------------
1        4.80%           $100,000              $    0             $    0           0.00%           $100,000
2        4.30%           $104,800              $    0             $    0           0.00%           $100,000
3        5.20%           $109,306              $    0             $    0           0.00%           $100,000
4        5.40%           $114,990              $    0             $    0           0.00%           $100,000
5        5.00%           $121,200              $    0             $    0           0.00%           $100,000
6        4.70%           $127,260              $5,981             $1,018           5.50%           $ 94,019
7        5.20%           $127,260              $6,618             $  382           5.50%           $ 87,401
8        5.40%           $127,260              $6,872             $  127           5.50%           $ 80,529
9        6.00%           $127,260              $6,999             $    0           5.50%           $ 73,530
10       7.30%           $127,896              $7,034             $    0           5.50%           $ 66,496
-----------------------------------------------------------------------------------------------------------------

(1)The examples reflect the effect on both Roll-up benefit bases.

VI-3 APPENDIX VI: EXAMPLES OF AUTOMATIC PAYMENT PLANS

Appendix VII: Examples of how withdrawals affect your Guaranteed benefit bases

--------------------------------------------------------------------------------

EXAMPLE #1

This example assumes the Annual Ratchet to age 95 benefit base is GREATER THAN the GIB Roll-up benefit base and the Guaranteed benefit account value is LESS THAN the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with no additional contributions, no transfers, the Guaranteed income benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                   GUARANTEED INCOME BENEFIT          GUARANTEED MINIMUM DEATH BENEFIT
                  -          -                     -------------------------          --------------------------------

                                                  ANNUAL                        RETURN OF   ANNUAL
                  GUARANTEED                    RATCHET TO                      PRINCIPAL RATCHET TO ROLL-UP TO "GREATER OF"
END OF    ASSUMED  BENEFIT              ASSUMED   AGE 95   GIB ROLL-UP   GIB      DEATH     AGE 85     AGE 85      DEATH
CONTRACT    NET    ACCOUNT              ROLL-UP  BENEFIT     BENEFIT   BENEFIT   BENEFIT   BENEFIT    BENEFIT     BENEFIT
 YEAR     RETURN    VALUE    WITHDRAWAL  BASE      BASE       BASE      BASE      BASE       BASE       BASE        BASE
----------------------------------------------------------------------------------------------------------------------------
   0               $100,000                      $100,000   $100,000   $100,000 $100,000   $100,000   $100,000    $100,000

   1       3.0%    $103,000    $   0     4.0%    $103,000   $104,000   $104,000 $100,000   $103,000   $104,000    $104,000

   2       4.0%    $107,120    $   0     4.0%    $107,120   $108,160   $108,160 $100,000   $107,120   $108,160    $108,160

   3       6.0%    $113,547    $   0     4.0%    $113,547   $113,547   $113,547 $100,000   $113,547   $113,547    $113,547

   4       6.0%    $120,360    $   0     4.0%    $120,360   $118,089   $120,360 $100,000   $120,360   $118,089    $120,360

   5       7.0%    $128,785    $   0     4.0%    $128,785   $122,813   $128,785 $100,000   $128,785   $122,813    $128,785

Alternative #1: Client withdraws the Annual withdrawal amount, which equals $4,913

 Year 6   (5.0)%   $122,346    $4,913    4.0%    $123,615   $122,813   $123,615 $95,985    $123,615   $122,813    $123,615

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $4,913

Alternative #2: Client withdraws $7,000, which is in excess of the Annual withdrawal amount

 Year 6   (5.0)%   $122,346    $7,000    4.0%    $121,417   $120,717   $121,417 $94,279    $121,417   $120,717    $121,417

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $4,829

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is equal to the initial contribution to the Guaranteed benefit variable investment options;

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    (the "Annual Ratchet benefit bases") are equal to the greater of the Guaranteed benefit account value and the Annual Ratchet benefit bases as of the last contract date anniversary;

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES (the "Roll-up
    benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Annual Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Annual Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Guaranteed benefit account value, if higher than the prior Roll-up benefit bases as of the last contract date anniversary plus the Annual Roll-up rate;

..   The GIB BENEFIT BASE is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base.

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual Roll-up rate (4%) x $122,813 (the GIB Roll-up benefit base)).

ALTERNATIVE #1: CONTRACT YEAR 6 (CLIENT WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro rata calculation for the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $4,913 equals 4.015% of the Guaranteed benefit account value ($4,913 divided by $122,346 = 4.015%), each benefit base would be reduced by 4.015%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is reduced pro rata, as follows:
    $100,000 (benefit base as of the last contract date anniversary) - $4,015 (4.015% x $100,000) = $95,985;

                                 APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS
                                      AFFECT YOUR GUARANTEED BENEFIT BASES VII-1

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    are reduced pro rata, as follows: $128,785 (Annual Ratchet benefit bases as of the last contract date anniversary) - $5,170 (4.015% x $128,785) = $123,615;

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES are equal to
    $122,813, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase;

..   The GIB BENEFIT BASE is equal to $123,615 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (the assumed Annual Roll-up rate) x $122,813 (the Roll-up benefit bases as of the sixth contract anniversary)].

ALTERNATIVE #2: CONTRACT YEAR 6 (CLIENT TAKES AN "EXCESS WITHDRAWAL")

The pro rata calculation for the reduction in the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $7,000 equals 5.721% of the Guaranteed benefit account value ($7,000 divided by $122,346 = 5.721%), each benefit base would be reduced by 5.721%.

The pro rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal) - $4,913 (the Annual withdrawal amount) = $2,087 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.706% of the Guaranteed benefit account value ($2,087 divided by $122,346 = 1.706%), the Roll-up benefit bases would be reduced by 1.706%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is reduced pro rata, as follows:
    $100,000 (benefit base as of the last contract date anniversary) - $5,721 (5.721% x $100,000) = $94,279;

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    are reduced pro rata, as follows: $128,785 (Annual Ratchet benefit bases as of the last contract date anniversary) - $7,368 (5.721% x $128,785) = $121,417;

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES are reduced pro rata, as follows: $122,813 (the Roll-up benefit bases as of the last contract date anniversary) - $2,095 (1.706% x $122,813) = $120,717.

..   The GIB BENEFIT BASE is equal to $121,417 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,829 [4% (the assumed Annual Roll-up rate) x $120,717 (the Roll-up benefit bases as of the sixth contract anniversary)].

EXAMPLE #2

This example assumes the Annual Ratchet to age 95 benefit base is LESS THAN the GIB Roll-up benefit base and the Guaranteed benefit account value is LESS THAN the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with no additional contributions, no transfers, the Guaranteed income benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                   GUARANTEED INCOME BENEFIT          GUARANTEED MINIMUM DEATH BENEFIT
                  -          -                     -------------------------          --------------------------------

                                                  ANNUAL                        RETURN OF   ANNUAL
                  GUARANTEED                    RATCHET TO                      PRINCIPAL RATCHET TO ROLL-UP TO "GREATER OF"
END OF    ASSUMED  BENEFIT              ASSUMED   AGE 95   GIB ROLL-UP   GIB      DEATH     AGE 85     AGE 85      DEATH
CONTRACT    NET    ACCOUNT              ROLL-UP  BENEFIT     BENEFIT   BENEFIT   BENEFIT   BENEFIT    BENEFIT     BENEFIT
 YEAR     RETURN    VALUE    WITHDRAWAL  RATE      BASE       BASE      BASE      BASE       BASE       BASE        BASE
----------------------------------------------------------------------------------------------------------------------------
   0               $100,000                      $100,000   $100,000   $100,000 $100,000   $100,000   $100,000    $100,000

   1       3.0%    $103,000    $   0     4.0%    $103,000   $104,000   $104,000 $100,000   $103,000   $104,000    $104,000

   2       4.0%    $107,120    $   0     4.0%    $107,120   $108,160   $108,160 $100,000   $107,120   $108,160    $108,160

   3       6.0%    $113,547    $   0     4.0%    $113,547   $113,547   $113,547 $100,000   $113,547   $113,547    $113,547

   4       6.0%    $120,360    $   0     4.0%    $120,360   $118,089   $120,360 $100,000   $120,360   $118,089    $120,360

   5      (7.0)%   $111,935    $   0     4.0%    $120,360   $122,813   $122,813 $100,000   $120,360   $122,813    $122,813

Alternative #1: Client withdraws the Annual withdrawal amount, which is $4,913

 Year 6    5.0%    $117,532   $ 4,913    4.0%    $115,329   $122,813   $122,813 $ 95,820   $115,329   $122,813    $122,813

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $4,913

Alternative #2: Client withdraws $7,000, which is in excess of the Annual withdrawal amount

 Year 6    5.0%    $117,532   $7,000     4.0%    $113,191   $120,631   $120,631 $94,044    $113,191   $120,631    $120,631

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $4,825

VII-2 APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS
      AFFECT YOUR GUARANTEED BENEFIT BASES

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is equal to the initial contribution to the Guaranteed benefit variable investment options;

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    (the "Annual Ratchet benefit bases") are equal to the greater of the Guaranteed benefit account value and the Annual Ratchet benefit bases as of the last contract date anniversary;

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES (the "Roll-up
    benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Annual Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Annual Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Guaranteed benefit account value, if higher than the prior Roll-up benefit bases as of the last contract date anniversary plus the Annual Roll-up amount;

..   The GIB BENEFIT BASE is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base.

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual Roll-up rate (4%) x $122,813 (the GIB Roll-up benefit base)).

ALTERNATIVE #1: CONTRACT YEAR 6 (CLIENT WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro rata calculation for the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $4,913 equals 4.180% of the Guaranteed benefit account value ($4,913 divided by $117,532 = 4.180%), each benefit base would be reduced by 4.180%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is reduced pro rata, as follows:
    $100,000 (benefit base as of the last contract date anniversary) - $4,180 (4.180% x $100,000) = $95,820;

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    are reduced pro rata, as follows: $120,360 (Annual Ratchet benefit bases as of the last contract date anniversary) - $5,031 (4.180% x $120,360) = $115,329;

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES are equal to
    $122,813, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase;

..   The GIB BENEFIT BASE is equal to $122,813 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (the assumed Annual Roll-up rate) x $122,813 (the Roll-up benefit bases as of the sixth contract anniversary)].

ALTERNATIVE #2: CONTRACT YEAR 6 (CLIENT TAKES AN "EXCESS WITHDRAWAL")

The pro rata calculation for the reduction in the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $7,000 equals 5.956% of the Guaranteed benefit account value ($7,000 divided by $117,532 = 5.956%), each benefit base would be reduced by 5.956%.

The pro rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal) - $4,913 (the Annual withdrawal amount) = $2,087 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.776% of the Guaranteed benefit account value ($2,087 divided by $117,532 = 1.776%), the Roll-up benefit bases would be reduced by 1.776%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is reduced pro rata, as follows:
    $100,000 (benefit base as of the last contract date anniversary) - $5,956 (5.956% x $100,000) = $94,044;

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    are reduced pro rata, as follows: $120,360 (Annual Ratchet benefit bases as of the last contract date anniversary) - $7,169 (5.956% x $120,360) = $113,191;

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES are reduced pro rata, as follows: $122,813 (the Roll-up benefit bases as of the last contract date anniversary) - $2,182 (1.776% x $122,813) = $120,631.

..   The GIB BENEFIT BASE is equal to $120,631 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,825 [4% (the assumed Annual Roll-up rate) x $120,631 (the Roll-up benefit bases as of the sixth contract anniversary)].

EXAMPLE #3

This example assumes the Annual Ratchet to age 95 benefit base is GREATER THAN the GIB Roll-up benefit base and the Guaranteed benefit account value is GREATER THAN the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Guaranteed benefit


                               APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS
                                    AFFECT YOUR GUARANTEED BENEFIT BASES VII-3
variable investment options, with no additional contributions, no transfers, the Guaranteed income benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                   GUARANTEED INCOME BENEFIT          GUARANTEED MINIMUM DEATH BENEFIT
                  -          -                     -------------------------          --------------------------------

                                                  ANNUAL                        RETURN OF   ANNUAL
                  GUARANTEED                    RATCHET TO                      PRINCIPAL RATCHET TO ROLL-UP TO "GREATER OF"
END OF    ASSUMED  BENEFIT              ASSUMED   AGE 95   GIB ROLL-UP   GIB      DEATH     AGE 85     AGE 85      DEATH
CONTRACT    NET    ACCOUNT              ROLL-UP  BENEFIT     BENEFIT   BENEFIT   BENEFIT   BENEFIT    BENEFIT     BENEFIT
 YEAR     RETURN    VALUE    WITHDRAWAL  RATE      BASE       BASE      BASE      BASE       BASE       BASE        BASE
----------------------------------------------------------------------------------------------------------------------------
   0               $100,000                      $100,000   $100,000   $100,000 $100,000   $100,000   $100,000    $100,000

   1       3.0%    $103,000    $   0     4.0%    $103,000   $104,000   $104,000 $100,000   $103,000   $104,000    $104,000

   2       4.0%    $107,120    $   0     4.0%    $107,120   $108,160   $108,160 $100,000   $107,120   $108,160    $108,160

   3       6.0%    $113,547    $   0     4.0%    $113,547   $113,547   $113,547 $100,000   $113,547   $113,547    $113,547

   4       6.0%    $120,360    $   0     4.0%    $120,360   $118,089   $120,360 $100,000   $120,360   $118,089    $120,360

   5       7.0%    $128,785    $   0     4.0%    $128,785   $122,813   $128,785 $100,000   $128,785   $122,813    $128,785

Alternative #1: Client withdraws Annual withdrawal amount, which equals $4,913

 Year 6    5.0%    $135,224    $4,913    4.0%    $130,311   $130,311   $130,311 $96,367    $130,311   $130,311    $130,311

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $5,212

Alternative #2: Client withdraws an amount in excess of the annual withdrawal amount

 Year 6    5.0%    $135,224    $7,000    4.0%    $128,224   $128,224   $128,224 $94,823    $128,224   $128,224    $128,224

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $5,129

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is equal to the initial contribution to the Guaranteed benefit variable investment options;

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    (the "Annual Ratchet benefit bases") are equal to the greater of the Guaranteed benefit account value and the Annual Ratchet benefit bases as of the last contract date anniversary;

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES (the "Roll-up
    benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Annual Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Annual Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Guaranteed benefit account value, if higher than the prior Roll-up benefit bases as of the last contract date anniversary plus the assumed Annual Roll-up amount;

..   The GIB BENEFIT BASE is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base.

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual Roll-up rate (4%) x $122,813 (the GIB Roll-up benefit base)).

ALTERNATIVE #1: CONTRACT YEAR 6 (CLIENT WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro rata calculation for the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $4,913 equals 3.633% of the Guaranteed benefit account value ($4,913 divided by $135,224 = 3.633%), each benefit base would be reduced by 3.633%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is reduced pro rata, as follows:
    $100,000 (benefit base as of the last contract date anniversary) - $3,633 (3.633% x $100,000) = $96,367;

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    are reduced pro rata, as follows: $128,785 (Annual Ratchet benefit bases as of the last contract date anniversary) - $4,679 (3.633% x $128,785) = $124,106. The Annual Ratchet benefit bases are equal to the greater of the Guaranteed Benefit account value after withdrawal ($130,311 = $135,224 - $4,913) and the Annual Ratchet benefit bases ($124,106) as of the last contract date anniversary. Hence, the Annual Ratchet benefit bases are $130,311.

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES are equal to the
    Guaranteed benefit account value after withdrawal ($130,311) as it is higher than the prior Roll-up benefit bases as of the last contract date anniversary plus the assumed Annual Roll-up amount ($122,813) on the sixth contract date anniversary.

VII-4 APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS
      AFFECT YOUR GUARANTEED BENEFIT BASES

..   The GIB BENEFIT BASE is equal to $130,311 (equal to the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,212 [4% (the assumed Annual Roll-up rate) x $130,311 (the Roll-up benefit bases as of the sixth contract anniversary)].

ALTERNATIVE #2: CONTRACT YEAR 6 (CLIENT TAKES AN "EXCESS WITHDRAWAL")

The pro rata calculation for the reduction in the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $7,000 equals 5.177% of the Guaranteed benefit account value ($7,000 divided by $135,224 = 5.177%), each benefit base would be reduced by 5.177%.

The pro rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal) - $4,913 (the Annual withdrawal amount) = $2,087 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.544% of the Guaranteed benefit account value ($2,087 divided by $135,224 = 1.544%), the Roll-up benefit bases would be reduced by 1.544%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is reduced pro rata, as follows:
    $100,000 (benefit base as of the last contract date anniversary) - $5,177 (5.177% x $100,000) = $94,823;

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    are reduced pro rata, as follows: $128,785 (Annual Ratchet benefit bases as of the last contract date anniversary) - $6,667 (5.177% x $128,785) = $122,118. The Annual Ratchet benefit bases are equal to the greater of the Guaranteed Benefit account value after withdrawal ($128,224 = $135,224 - $7,000) and the Annual Ratchet benefit bases ($122,118) as of the last contract date anniversary. Hence, the Annual Ratchet benefit bases are $128,224.

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES are reduced pro rata, as follows: $122,813 (the Roll-up benefit bases as of the last contract date anniversary) - $1,897 (1.544% x $122,813) = $120,916. The
    Roll-up benefit bases are equal to the Guaranteed benefit account value after withdrawal ($128,224) as it is higher than the prior Roll-up benefit bases as of the last contract date anniversary plus the assumed Annual Roll-up amount ($120,916) on the sixth contract date anniversary.

..   The GIB BENEFIT BASE is equal to $128,224 (equal to the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,129 [4% (the assumed Annual Roll-up rate) x $128,224 (the Roll-up benefit bases as of the sixth contract anniversary)].

EXAMPLE #4

This example assume the Annual Ratchet to age 95 benefit base is LESS THAN the GIB Roll-up benefit base and the Guaranteed benefit account value is GREATER THAN the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with no additional contributions, no transfers, the Guaranteed income benefit base for an owner age 60 would be calculated as follows:

----------------------------------------------------------------------------------------------------------------------
                                                 GUARANTEED INCOME BENEFIT       GUARANTEED MINIMUM DEATH BENEFIT
                  -          -                   -------------------------       --------------------------------

                                                  ANNUAL                     RETURN OF   ANNUAL
                  GUARANTEED                    RATCHET TO   GIB             PRINCIPAL RATCHET TO ROLL-UP TO "GREATER
END OF    ASSUMED  BENEFIT              ASSUMED   AGE 95   ROLL-UP    GIB      DEATH     AGE 85     AGE 85   OF" DEATH
CONTRACT    NET    ACCOUNT   WITHDRAWAL ROLL-UP  BENEFIT   BENEFIT  BENEFIT   BENEFIT   BENEFIT    BENEFIT    BENEFIT
 YEAR     RETURN    VALUE      AMOUNT    RATE      BASE     BASE     BASE      BASE       BASE       BASE      BASE
----------------------------------------------------------------------------------------------------------------------
   0               $100,000                      $100,000  $100,000 $100,000 $100,000   $100,000   $100,000  $100,000

   1       3.0%    $103,000    $   0     4.0%    $103,000  $104,000 $104,000 $100,000   $103,000   $104,000  $104,000

   2       4.0%    $107,120    $   0     4.0%    $107,120  $108,160 $108,160 $100,000   $107,120   $108,160  $108,160

   3       6.0%    $113,547    $   0     4.0%    $113,547  $113,547 $113,547 $100,000   $113,547   $113,547  $113,547

   4       6.0%    $120,360    $   0     4.0%    $120,360  $118,089 $120,360 $100,000   $120,360   $118,089  $120,360

   5      (7.0)%   $111,935    $   0     4.0%    $120,360  $122,813 $122,813 $100,000   $120,360   $122,813  $122,813

Alternative #1: Client withdraws Annual withdrawal amount, which equals $4,913

 Year 6   10.0%    $123,128    $4,913    4.0%    $115,558  $122,813 $122,813 $96,010    $115,558   $122,813  $122,813

YEAR 7 ANNUAL WITHDRAWAL AMOUNT: $4,913

Alternative #2: Client withdraws $7,000, which is in excess of the Annual withdrawal amount

 Year 6   10.0%    $123,128    $7,000    4.0%    $113,518  $120,731 $120,731 $94,315    $113,518   $120,731  $120,731

YEAR 7 ANNUAL WITHDRAWAL AMOUNT: $4,829

                               APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS
                                    AFFECT YOUR GUARANTEED BENEFIT BASES VII-5

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is equal to the initial contribution to the Guaranteed benefit variable investment options;

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    (the "Annual Ratchet benefit bases") are equal to the greater of the Guaranteed benefit account value and the Annual Ratchet benefit bases as of the last contract date anniversary;

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES (the "Roll-up
    benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Annual Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Annual Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Guaranteed benefit account value, if higher than the prior Roll-up benefit bases as of the last contract date anniversary plus the Annual Roll-up amount;

..   The GIB BENEFIT BASE is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base.

For both Alternatives below, the Annual withdrawal amount in contract Year 6 equals $4,913 (the assumed Annual Roll-up rate (4%) x $122,813 (the GIB Roll-up benefit base)).

ALTERNATIVE #1: CONTRACT YEAR 6 (CLIENT WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro rata calculation for the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $4,913 equals 3.990% of the Guaranteed benefit account value ($4,913 divided by $123,128 = 3.990%), each benefit base would be reduced by 3.990%.

At the end of Contract year 6, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is reduced pro rata, as follows:
    $100,000 (benefit base as of the last contract date anniversary) - $3,990 (3.990% x $100,000) = $96,010.

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    are reduced pro rata, as follows: $120,360 (Annual Ratchet benefit bases as of the last contract date anniversary) - $4,802 (3.990% x $120,360) = $115,558.

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES are equal to
    $122,813, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase.

..   The GIB BENEFIT BASE is equal to $122,813 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

..   The GIB BENEFIT BASE is equal to $123,615 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

ALTERNATIVE #2: CONTRACT YEAR 6 (CLIENT TAKES AN "EXCESS WITHDRAWAL")

The pro rata calculation for the reduction in the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $7,000 equals 5.685% of the Guaranteed benefit account value ($7,000 divided by $123,128 = 5.685%), each benefit base would be reduced by 5.685%.

The pro rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal) - $4,913 (the Annual withdrawal amount) = $2,087 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.695% of the Guaranteed benefit account value ($2,087 divided by $123,128 = 1.695%), the Roll-up benefit bases would be reduced by 1.695%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is reduced pro rata, as follows:
    $100,000 (benefit base as of the last contract date anniversary) - $5,685 (5.685% x $100,000) = $94,315.

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    are reduced pro rata, as follows: $128,785 (Annual Ratchet benefit bases as of the last contract date anniversary) - $6,842 (5.685% x $120,360) = $113,518.

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES are reduced pro rata, as follows: $122,813 (the Roll-up benefit bases as of the last contract date anniversary) - $2,082 (1.695% x $122,813) = $120,731.

..   The GIB BENEFIT BASE is equal to $120,731 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,829 [4% (the assumed Annual Roll-up rate) x $120,731 (the Roll-up benefit bases as of the sixth contract anniversary)].

EXAMPLE #5

This example assumes the Annual Ratchet to age 95 benefit base is GREATER THAN the GIB Roll-up benefit base and the Guaranteed benefit account value is LESS THAN the GIB benefit base at the time of the first withdrawal. This example further assumes a subsequent contribution in contract year

VII-6 APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS
      AFFECT YOUR GUARANTEED BENEFIT BASES

4. Assuming $100,000 is invested in the Guaranteed benefit variable investment options, with one additional contribution, no transfers, the Guaranteed income benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

------------------------------------------------------------------------------------------
                                                              GUARANTEED INCOME BENEFIT
                  -          -            -                   -------------------------

                                                               ANNUAL
                  GUARANTEED                                 RATCHET TO   GIB
END OF    ASSUMED  BENEFIT                           ASSUMED   AGE 95   ROLL-UP    GIB
CONTRACT    NET    ACCOUNT                           ROLL-UP  BENEFIT   BENEFIT  BENEFIT
 YEAR     RETURN    VALUE    CONTRIBUTION WITHDRAWAL  RATE      BASE     BASE     BASE
------------------------------------------------------------------------------------------
   0               $100,000                                   $100,000  $100,000 $100,000

   1       3.0%    $103,000    $     0     $     0    4.0%    $103,000  $104,000 $104,000

   2       4.0%    $107,120    $     0     $     0    4.0%    $107,120  $108,160 $108,160

   3       6.0%    $113,547    $     0     $     0    4.0%    $113,547  $113,547 $113,547

   4       6.0%    $130,960    $10,000     $     0    4.0%    $130,960  $128,489 $130,960

   5       7.0%    $140,127    $     0     $     0    4.0%    $140,127  $133,629 $140,127

Alternative #1: Client withdraws the Annual withdrawal amount, which is $4,945

 Year 6   (5.0)%   $133,121                $5,345     4.0%    $134,501  $133,629 $134,501

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $5,345

Alternative #2: Client withdraws an amount in excess of the annual withdrawal amount

 Year 6   (5.0)%   $133,121                $7,000     4.0%    $132,759  $131,968 $132,759

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $5,279

---------------------------------------------------
              GUARANTEED MINIMUM DEATH BENEFIT
              --------------------------------

          RETURN OF   ANNUAL
          PRINCIPAL RATCHET TO ROLL-UP TO "GREATER
END OF      DEATH     AGE 85     AGE 85   OF" DEATH
CONTRACT   BENEFIT   BENEFIT    BENEFIT    BENEFIT
 YEAR       BASE       BASE       BASE      BASE
---------------------------------------------------
   0      $100,000   $100,000   $100,000  $100,000

   1      $100,000   $103,000   $104,000  $104,000

   2      $100,000   $107,120   $108,160  $108,160

   3      $100,000   $113,547   $113,547  $113,547

   4      $110,000   $130,960   $128,489  $130,960

   5      $110,000   $140,127   $133,629  $140,127

Alternative #1: Client withdraws the Annual withdrawal amount, which is $4,945

 Year 6   $105,584   $134,501   $133,629  $134,501

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $5,345

Alternative #2: Client withdraws an amount in excess of the annual withdrawal amount

 Year 6   $104,216   $132,759   $131,968  $132,759

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $5,279

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is equal to the initial contribution plus any subsequent contribution to the Guaranteed benefit variable investment options;

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    (the "Annual Ratchet benefit bases") are equal to the greater of the Guaranteed benefit account value and the Annual Ratchet benefit bases as of the last contract date anniversary increased by any subsequent contribution made since the last contract date anniversary;

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES (the "Roll-up
    benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus any subsequent contribution made since the last contract date anniversary plus the Annual Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Annual Roll-up rate plus any prorated roll-up of a subsequent contribution). On the third contract date anniversary, the Roll-up benefit bases will equal the Guaranteed benefit account value, if higher than the prior Roll-up benefit bases as of the last contract date anniversary plus the Annual Roll-up amount.

..   The GIB BENEFIT BASE is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base.

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $5,345 (the assumed Annual Roll-up rate (4%) x ($133,629 the GIB Roll-up benefit).

ALTERNATIVE #1: CONTRACT YEAR 6 (CLIENT WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro rata calculation for the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $5,345 equals 4.015% of the Guaranteed benefit account value ($5,345 divided by $133,121 = 4.015%), each benefit base would be reduced by 4.015%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is reduced pro rata, as follows:
    $110,000 (benefit base as of the last contract date anniversary) - $4,416 (4.015% x $110,000) = $105,584.

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    are reduced pro rata, as follows: $140,127 (Annual Ratchet benefit bases as of the last contract date anniversary) - $5,626 (4.015% x $140,127) = $134,501.

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES are equal to the
    Roll-up benefit bases as of the last contract date anniversary plus the Annual Roll-up amount as follows: $133,629 (the Roll-up benefit bases as of the last contract date anniversary) + the Annual Roll-up amount [the assumed Annual Roll-up rate (4%) x $133,629 (the Roll-up benefit bases as of the last contract date anniversary)] - $5,345 (the Annual withdrawal amount) = $133,629.

                               APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS
                                    AFFECT YOUR GUARANTEED BENEFIT BASES VII-7

..   The GIB BENEFIT BASE is equal to $134,501 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,345 [4% (the assumed Annual Roll-up rate) x ($133,629
- $10,000) (the Roll-up benefit bases as of the sixth contract anniversary)].

ALTERNATIVE #2: CONTRACT YEAR 6 (CLIENT TAKES AN "EXCESS WITHDRAWAL")

The pro rata calculation for the reduction in the Return of Principal death benefit base and the Annual Ratchet benefit bases is as follows: Since the withdrawal amount of $7,000 equals 5.258% of the Guaranteed benefit account value ($7,000 divided by $133,121 = 5.258%), each benefit base would be reduced by 5.258%.

The pro rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal) - $5,345 (the Annual withdrawal amount) = $1,655 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.243% of the Guaranteed benefit account value ($1,655 divided by $133,121 = 1.243%), the Roll-up benefit bases would be reduced by 1.243%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

..   The RETURN OF PRINCIPAL DEATH BENEFIT BASE is reduced pro rata, as follows:
    $110,000 (benefit base as of the last contract date anniversary) - $5,784 (5.258% x $110,000) = $104,216.

..   The ANNUAL RATCHET TO AGE 85 AND THE ANNUAL RATCHET TO AGE 95 BENEFIT BASES
    are reduced pro rata, as follows: $140,127 (Annual Ratchet benefit bases as of the last contract date anniversary) - $7,368 (5.258% x $140,127) = $132,759.

..   The ROLL-UP TO AGE 85 AND THE GIB ROLL-UP BENEFIT BASES are reduced pro rata, as follows: $133,629 (the Roll-up benefit bases as of the last contract date anniversary) - $1,661 (1.243% x $133,629) = $131,968.

..   The GIB BENEFIT BASE is equal to $132,759 (the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base).

As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $5,279 [4% (the assumed Annual Roll-up rate) x ($131,968) (the Roll-up benefit bases as of the sixth contract anniversary)].

VII-8 APPENDIX VII: EXAMPLES OF HOW WITHDRAWALS
      AFFECT YOUR GUARANTEED BENEFIT BASES

Appendix VIII: Contract variations

--------------------------------------------------------------------------------

The contract described in this Prospectus is no longer sold. You should note that your contract's options, features and charges may vary from what is described in this Prospectus depending on the approximate date on which you purchased your contract. The contract may have be available in your state past the approximate end date below. You may not change your contract or its features after issue. This Appendix reflects contract variations that differ from what is described in this Prospectus but may have been in effect at the time your contract was issued. If you purchased your contract during the "Approximate Time Period" below, the noted variation may apply to you.

In addition, options and/or features may vary among states in light of applicable regulations or state approvals. Any such state variations are generally not included here but instead included in Appendix V earlier in this section. For more information about state variations applicable to you, as well as particular features, charges and options available under your contract based upon when you purchased it, please contact your financial professional and/or refer to your contract.

THE VARIATIONS BELOW APPLY TO CONTRACTS ISSUED BETWEEN DECEMBER 2009 AND FEBRUARY 2010.

----------------------------------------------------------------------------------------------------
 FEATURE/BENEFIT                        VARIATION
----------------------------------------------------------------------------------------------------
Guaranteed income benefit (GIB)         The fee for this benefit was 0.80% at issue. If the GIB
                                        Roll-up benefit base resets,
                                        we reserve the right to increase the charge up a maximum
                                        charge of 1.10%.

"Greater of" death benefit              The fee for this benefit was 0.80% at issue. If the Roll-up to age 85 benefit base resets, we reserve the right to
                                        increase the charge up a maximum charge of 0.95%.

How withdrawals affect your guaranteed  Withdrawals affect your Roll-up benefit bases as follows:
benefits
                                        .   A withdrawal from your Guaranteed benefit account value
                                            in the first five contract years will re- duce your GIB
                                            Roll-up benefit base and Roll-up to age 85 benefit base
                                            on pro rata basis.

                                        .   Beginning in the sixth contract year, if your Lifetime
                                            GIB payments have not begun, withdrawals up to your
                                            Annual withdrawal amount will not reduce your GIB
                                            Roll-up benefit base.

                                        .   Beginning in the sixth contract year and until age 86,
                                            if your Lifetime GIB payments have not be- gun,
                                            withdrawals up to your Annual withdrawal amount will
                                            not reduce your Roll-up to age 85 benefit base.

                                        .   Beginning at age 86, withdrawals will reduce your
                                            Roll-up to age 85 benefit base on a dollar-for- dollar
                                            basis up to your Annual withdrawal amount.

                                        .   A withdrawal in excess of your Annual withdrawal amount
                                            will always reduce your Roll-up benefit base(s) on a
                                            pro rata basis. This means that once a withdrawal is
                                            taken that causes the sum of the withdrawals from the
                                            Guaranteed benefit account value to exceed the Annual
                                            withdrawal amount, that portion of the withdrawal that
                                            exceeds the Annual withdrawal amount and any subsequent
                                            withdrawals from the Guaranteed benefit account value
                                            in that contract year will re- duce the Roll-up benefit
                                            bases on a pro rata basis.

                                        Please remember that the GIB Roll-up benefit base is only
                                        one component of the GIB benefit base: the GIB benefit base is equal to the greater of the GIB Roll-up benefit base and the Annual Ratchet to age 95 benefit base. Accordingly,
                                        withdrawals can affect your GIB benefit base, as follows:

                                        .   A withdrawal from your Guaranteed benefit account value
                                            in the first five contract years will re- duce your GIB
                                            benefit base on a pro rata basis. In other words, such
                                            a withdrawal reduces both your GIB Roll-up and Annual
                                            Ratchet to age 95 benefit bases on a pro rata basis;

                                        .   Beginning in the sixth contract year, if your Lifetime
                                            GIB payments have not begun, withdrawals up to your
                                            Annual withdrawal amount will not reduce your GIB
                                            benefit base, provided your GIB Roll-up benefit base is
                                            greater than your Annual ratchet to age 95 benefit base
                                            at the time of the withdrawal. Withdrawals always
                                            reduce your Annual Ratchet to age 95 benefit base on a
                                            pro rata basis;

                                        .   Beginning in the sixth contract year, if your Lifetime
                                            GIB payments have not begun, withdrawals up to your
                                            Annual withdrawal amount will reduce your GIB benefit
                                            base, if your Annual ratchet to age 95 benefit base is
                                            greater than your GIB Roll-up benefit base at the time
                                            of the withdrawal. This is true even though your GIB
                                            Roll-up benefit base was not reduced by the withdrawal.
                                            With- drawals always reduce your Annual Ratchet to age
                                            95 benefit base on a pro rata basis;
----------------------------------------------------------------------------------------------------

                                     APPENDIX VIII: CONTRACT VARIATIONS VIII-1

-------------------------------------------------------------------------------------------------------
 FEATURE/BENEFIT                         VARIATION
-------------------------------------------------------------------------------------------------------
How withdrawals affect your guaranteed   .   A withdrawal in excess of your Annual withdrawal amount
benefits (cont.)                             will always reduce your GIB benefit base on a pro rata
                                             basis. In other words, such a withdrawal reduces both
                                             your GIB Roll-up and Annual Ratchet to age 95 benefit
                                             bases on a pro rata basis.

Annual withdrawal amount                 (APPLICABLE PRIOR TO THE BEGINNING OF LIFETIME GIB PAYMENTS)

                                         Your Annual withdrawal amount is calculated on the first
                                         day of each contract year, and is equal to:

                                         .   the Annual Roll-up rate in effect at the time,
                                             multiplied by;

                                         .   the GIB Roll-up benefit base as of the most recent
                                             contract date anniversary less any transfers (other
                                             than amounts representing a credit) and contributions
                                             to the Guaranteed benefit variable investment options,
                                             either directly or through a Special DCA program made
                                             in any of the prior four years.

                                            Beginning in the sixth contract year, if your Lifetime
                                            GIB payments have not begun, you may with- draw up to
                                            your Annual withdrawal amount without reducing your GIB
                                            Roll-up benefit base.

                                         Beginning in the sixth contract year until age 86, if your
                                         Lifetime GIB payments have not begun, with drawals up to
                                         your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base.

                                         Beginning at age 86, withdrawals will reduce your Roll-up
                                         to age 85 benefit base on a dollar-for- dol-lar basis up to your Annual withdrawal amount.

                                         A withdrawal from your Guaranteed benefit account value in the first five contract years, will reduce the Roll-up
                                         benefit bases on a pro rata basis. A withdrawal in excess
                                         of your Annual withdrawal amount will always reduce the
                                         Roll-up benefit bases on a pro rata basis. This is referred to as an "Excess withdrawal".

Example of how your Annual withdrawal    Annual withdrawal amount. Assume you make a contribution of
Amount; Annual Roll-up amount and        $200,000 and allocate $100,000 to your Guaranteed benefit
annual benefit base adjustment; and the  variable investment options and $100,000 to your
effect of an Excess withdrawal is        Non-Guaranteed benefit variable investment options at
calculated.                              issue. At the beginning of contract year three, assume you transfer $5,000 to your Guaranteed benefit variable
                                         investment options. Also assume that your Annual Roll-up
                                         rate is 4% in each contract year. Accordingly, your GIB
                                         Roll-up benefit base on your fifth contract date
                                         anniversary is $127,290.

                                         The GIB Roll-up benefit base of $127, 290 is calculated as follows:

                                         You start with $100,000 allocated to the Guaranteed benefit variable investment options:

                                         -- The first Annual Roll-up amount increases your GIB
                                            Roll-up benefit base to $104,000;

                                         -- The second Annual Roll-up amount increases your GIB
                                            Roll-up benefit base to $108,160;

                                         -- Your $5,000 transfer from your Non-Guaranteed benefit
                                            account value increases your GIB Roll-up benefit base to
                                            $113,160;

                                         -- The third Annual Roll-up amount increases your GIB
                                            Roll-up benefit base to $117,686;

                                         -- The fourth Annual Roll-up amount increases your GIB
                                            Roll-up benefit base to $122,394; and

                                         -- The fifth Annual Roll-up amount increases your GIB
                                            Roll-up benefit base to $127,290.

                                            Your Annual withdrawal amount as of the beginning of
                                            contract year six is equal to $4,892, calcu- lated as
                                            follows:

                                         .   4% (your current Annual Roll-up rate) MULTIPLIED BY

                                         $122,290 ($127,290 - $5,000) (your GIB Roll-up benefit base as of your most recent contract date anni-versary MINUS the amount of your transfers and/or contributions to the
                                         Guaranteed benefit variable investment options in any of
                                         the prior four contract years) EQUALS

                                         .   $4,892.

                                         Annual Roll-up amount and annual benefit base adjustment.
                                         Further assume that during contract year six (on the 146th day of the contract year), you make a contribution of
                                         $10,000 to your Guaranteed benefit variable investment
                                         options, making your current GIB Roll-up benefit base
                                         $137,290. Also as-sume that you withdraw your full Annual
                                         withdrawal amount of $4,892 during contract year six.
                                         On your sixth contract date anniversary, your Annual
                                         Roll-up amount is equal to $440, calculated as follows:

                                         .   4% (your current Annual Roll-up rate) MULTIPLIED BY
-------------------------------------------------------------------------------------------------------

VIII-2 APPENDIX VIII: CONTRACT VARIATIONS

-----------------------------------------------------------------------------------------------------
 FEATURE/BENEFIT                         VARIATION
-----------------------------------------------------------------------------------------------------
Example of how your Annual withdrawal    .   $127,290 (your GIB Roll-up benefit base as of your most
Amount; Annual Roll-up amount and            recent contract date anniversary) PLUS
annual benefit base adjustment; and the
effect of an Excess withdrawal is        .   $240 (the daily pro-rated roll-up amount for the
calculated. (cont.)                          contribution: $10,000 x 4% x 219/365 = $240) MINUS

                                         .   $4,892 (the Annual withdrawal amount, which was
                                             withdrawn)

                                         .   EQUALS $440

                                         Your adjusted GIB Roll-up benefit base is $137,730.

                                         Effect of an Excess withdrawal. In contract year six,
                                         assume instead that you make a withdrawal of $7,892
                                         (including any applicable withdrawal charges). This would
                                         result in an Excess withdrawal of $3,000 because your
                                         Annual withdrawal amount is only $4,892 ($7,892 - $4,892 =
                                         $3,000). Further, assume that your Guaranteed benefit
                                         account value at the time of this withdrawal is $100,000.
                                         As described earlier in this section, Excess withdrawals
                                         reduce your GIB Roll-up benefit base on a pro rata basis.
                                         Accordingly, your GIB Roll-up benefit base is reduced by
                                         $4,119 at the time of the withdrawal, calculated as follows:

                                         .   $137,290 (your current GIB Roll-up benefit base:
                                             $127,290 + $10,000) MULTIPLIED BY

                                         .   3% (the percentage of your current Guaranteed benefit
                                             account value that was withdrawn) EQUALS

                                         .   $4,119.

                                         On your sixth contract date anniversary, your adjusted GIB
                                         Roll-up benefit base is $133,611, calcu-lated as follows:

                                         .   $133,171 (your GIB Roll-up benefit base adjusted to
                                             reflect the Excess withdrawal: $137,290 - $4,119 =
                                             $133,171) PLUS

                                         .   $440 (your Annual Roll-up amount) EQUALS

                                         .   $ 133,611

Customized payment plan                  If you elect the GIB and have funded the benefit, the
                                         Customized payment plan is available beginning in the sixth or later contract year. Currently, any of the following
                                         five Customized payment plan op-tions can be elected. For
                                         options that are based on a withdrawal percentage, the
                                         specified percent age is applied to the GIB Roll-up benefit base as of the most recent contract date anniversary less
                                         any transfers (other than amounts representing a credit)
                                         and contributions to the Guaranteed benefit variable
                                         investment options, either directly or through a Special
                                         DCA program, made in any of the prior four years.
-----------------------------------------------------------------------------------------------------

                                     APPENDIX VIII: CONTRACT VARIATIONS VIII-3

Appendix IX: Rules regarding contributions to your contract

--------------------------------------------------------------------------------

                                                               SERIES B
--------------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS        SOURCE OF CONTRIBUTIONS
--------------------------------------------------------------------------------------------------------
NQ                            0-85            $5,000 (initial)             After-tax money.

                                              $500 (subsequent, if         Paid to us by check or
                                                 permitted)                   transfer of contract
                                                                              value in a tax-deferred
                                              $100 monthly and $300           exchange under Sec-
                                                 quarterly under the          tion 1035 of the In-
                                                 automatic investment         ternal Revenue Code.
                                                 program (subsequent, if
                                                 permitted)













--------------------------------------------------------------------------------------------------------

                                                               SERIES B
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
NQ                   You may make sub-
                        sequent contributions to
                        the Guaranteed benefit
                        account value until at-
                        tained age 75, or if later,
                        the first contract date
                        anniversary. However,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make sub-
                        sequent contributions to
                        the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 86 or the first con-
                        tract date anniversary.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

IX-1 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                       SERIES B (CONTINUED)
----------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS     SOURCE OF CONTRIBUTIONS
----------------------------------------------------------------------------------------------------
Traditional IRA              20-85            $5,000 (initial)          Eligible rollover dis-
                                                                           tributions from 403(b)
                                              $50 (subsequent,             plans, qualified plans
                                                 if permitted)             and governmental
                                                                           employer 457(b) plans.
                                              $100 monthly and $300
                                                 quarterly under the    Rollovers from another
                                                 automatic investment      traditional individual
                                                 program (subsequent,      retirement
                                                 if permitted)             arrangement.

                                                                        Direct custodian-to-
                                                                           custodian transfers
                                                                           from another
                                                                           traditional individual
                                                                           retirement
                                                                           arrangement.

                                                                        Regular IRA
                                                                           contributions.

                                                                        Additional catch-up
                                                                           contributions.




























----------------------------------------------------------------------------------------------------

                                                       SERIES B (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
Traditional IRA      You may make sub-
                        sequent contributions to
                        the Guaranteed benefit
                        account value until at-
                        tained age 75, or if later,
                        the first contract date
                        anniversary. However,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make sub-
                        sequent contributions to
                        the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 86 or the first con-
                        tract date anniversary.

                     Contributions made after
                        age 70 1/2 must be net of
                        required minimum dis-
                        tributions; you also can-
                        not make regular
                        contributions after age
                        70 1/2.

                     Although we accept regu-
                        lar IRA contributions
                        (limited to $5,000 per
                        calendar year) under
                        traditional IRA contracts,
                        we intend that the con-
                        tract be used primarily
                        for rollover and direct
                        transfer contributions.

                     Subsequent catch-up
                        contributions of up to
                        $1,000 per calendar year
                        where the owner is at
                        least age 50 but under
                        age 70 1/2 at any time
                        during the calendar year
                        for which the
                        contribution is made.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

                APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-2

                                                       SERIES B (CONTINUED)
----------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS     SOURCE OF CONTRIBUTIONS
----------------------------------------------------------------------------------------------------
Roth IRA                     20-85            $5,000 (initial)          Rollovers from another
                                                                           Roth individual retire-
                                              $50 (subsequent, if          ment arrangement.
                                                 permitted)
                                                                        Rollovers from a
                                              $100 monthly and $300        "designated Roth
                                                 quarterly under the       contribution account"
                                                 automatic investment      under specified
                                                 program (subsequent,      retirement plans.
                                                 if permitted)
                                                                        Conversion rollovers
                                                                           from a traditional IRA
                                                                           or other eligible
                                                                           retirement plan.

                                                                        Direct custodian-to-
                                                                           custodian transfers
                                                                           from another Roth in-
                                                                           dividual retirement ar-
                                                                           rangement.

                                                                        Regular Roth IRA
                                                                           contributions.

                                                                        Additional catch-up
                                                                           contributions.


























----------------------------------------------------------------------------------------------------

                                                       SERIES B (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
Roth IRA             You may make
                        subsequent contributions
                        to the Guaranteed
                        benefit account value
                        until attained age 75, or
                        if later, the first contract
                        date anniversary.
                        However, once you make
                        a withdrawal from your
                        Guaranteed benefit
                        account value,
                        subsequent contributions
                        to your Guaranteed
                        benefit account value
                        will no longer be
                        permitted.

                     You may make sub-
                        sequent contributions to
                        the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 86 or the first con-
                        tract date anniversary.

                     Conversion rollovers af-
                        ter age 70 1/2 must be
                        net of required minimum
                        distributions for the
                        traditional IRA or other
                        eligible retirement plan
                        that is the source of the
                        conversion rollover.

                     Although we accept
                        Roth IRA contributions
                        (limited to $5,000 per
                        calendar year) under
                        Roth IRA contracts, we
                        intend that the contract
                        be used primarily for
                        rollover and direct
                        transfer contributions.

                     Subsequent catch-up
                        contributions of up to
                        $1,000 per calendar year
                        where the owner is at
                        least 50 at any time dur-
                        ing the calendar year for
                        which the contribution is
                        made.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

IX-3 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                      SERIES B (CONTINUED)
---------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS  SOURCE OF CONTRIBUTIONS
---------------------------------------------------------------------------------------------------
Inherited IRA                 0-70            $5,000 (initial)       Direct custodian-to-
Beneficiary                                                             custodian transfers of
continuation                                  $1,000 (subsequent,       your interest as a death
contract                                         if permitted)          beneficiary of the de-
(traditional IRA or                                                     ceased owner's tradi-
Roth IRA)                                                               tional individual
                                                                        retirement arrange-
                                                                        ment or Roth IRA to an
                                                                        IRA of the same type.

                                                                     Non-spousal
                                                                        beneficiary direct
                                                                        rollover contributions
                                                                        may be made to an
                                                                        Inherited IRA contract
                                                                        under specified
                                                                        circumstances from
                                                                        these "Applicable
                                                                        Plans", qualified plans:
                                                                        403(b) plans and
                                                                        governmental employer
                                                                        457(b) plans.
















---------------------------------------------------------------------------------------------------

                                                      SERIES B (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
Inherited IRA        You may make
Beneficiary             subsequent contributions
continuation            to the Guaranteed
contract                benefit account value
(traditional IRA or     until attained age 75, or
Roth IRA)               if later, the first contract
                        date anniversary.
                        However, once you make
                        a withdrawal from your
                        Guaranteed benefit
                        account value,
                        subsequent contributions
                        to your Guaranteed
                        benefit account value
                        will no longer be
                        permitted.

                     You may make sub-
                        sequent contributions to
                        the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 86 or the first con-
                        tract date anniversary.

                     Any subsequent con-
                        tributions must be from
                        the same type of IRA of
                        the same deceased
                        owner.

                     No additional
                        contributions are
                        permitted to Inherited
                        IRA contracts issued as a
                        Non-spousal beneficiary
                        direct rollover from an
                        Applicable Plan.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

                APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-4

                                                      SERIES B (CONTINUED)
---------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS  SOURCE OF CONTRIBUTIONS
---------------------------------------------------------------------------------------------------
QP                           20-75             $5,000 (initial)      Only transfer con-
                                                                        tributions from other
                                               $500 (subsequent,        investments within an
                                                  if permitted)         existing qualified plan
                                                                        trust.

                                                                     The plan must be quali-
                                                                        fied under Section
                                                                        401(a) of the Internal
                                                                        Revenue Code.

                                                                     For 401(k) plans, trans-
                                                                        ferred contributions
                                                                        may not include any
                                                                        after-tax contributions,
                                                                        including designated
                                                                        Roth contributions.



























---------------------------------------------------------------------------------------------------

                                                      SERIES B (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
QP                    You may make sub-
                         sequent contributions to
                         the Guaranteed benefit
                         account value until the
                         annuitant's attained age
                         75, or if later, the first
                         contract date anniver-
                         sary. However, once you
                         make a withdrawal from
                         your Guaranteed benefit
                         account value, sub-
                         sequent contributions to
                         your Guaranteed benefit
                         account value will no
                         longer be permitted.

                      You may make sub-
                         sequent contributions to
                         the Non-Guaranteed
                         benefit account value
                         until the later of the
                         annuitant's attained age
                         75 or the first contract
                         date anniversary.

                      A separate QP contract
                         must be established for
                         each plan participant,
                         even defined benefit plan
                         participants.

                      We do not accept con-
                         tributions directly from
                         the employer.

                      Only one subsequent
                         contribution can be
                         made during a contract
                         year.

                      Contributions made after
                         age 70 1/2 must be net of
                         any required minimum
                         distributions.
--------------------------------------------------------

See Appendix II earlier in this Prospectus for a discussion on purchase considerations for QP contracts.
--------------------------------------------------------------------------------
(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

IX-5 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                              SERIES L
-----------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS     SOURCE OF CONTRIBUTIONS
-----------------------------------------------------------------------------------------------------
NQ                            0-85            $10,000 (initial)         After-tax money.

                                              $500 (subsequent)         Paid to us by check or
                                                                           transfer of contract
                                              $100 monthly and $300        value in a tax-deferred
                                                 quarterly under the       exchange under Sec-
                                                 automatic investment      tion 1035 of the In-
                                                 program (subsequent,      ternal Revenue Code.
                                                 if permitted)















-----------------------------------------------------------------------------------------------------

                                                              SERIES L
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
NQ                   You may make sub-
                        sequent contributions to
                        the Guaranteed benefit
                        account value until at-
                        tained age 75, or if later,
                        the first contract date
                        anniversary. However,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make
                        subsequent contributions
                        to the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 86 or the first
                        contract date
                        anniversary.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

                APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-6

                                                       SERIES L (CONTINUED)
----------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS     SOURCE OF CONTRIBUTIONS
----------------------------------------------------------------------------------------------------
Traditional IRA              20-85            $10,000 (initial)         Eligible rollover dis-
                                                                           tributions from 403(b)
                                              $50 (subsequent,             plans, qualified plans
                                                 if permitted)             and governmental
                                                                           employer 457(b) plans.
                                              $100 monthly and $300
                                                 quarterly under the    Rollovers from another
                                                 automatic investment      traditional individual
                                                 program (subsequent,      retirement
                                                 if permitted)             arrangement.

                                                                        Direct custodian-to-
                                                                           custodian transfers
                                                                           from another
                                                                           traditional individual
                                                                           retirement
                                                                           arrangement.

                                                                        Regular IRA
                                                                           contributions.

                                                                        Additional catch-up
                                                                           contributions.





























----------------------------------------------------------------------------------------------------

                                                       SERIES L (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
Traditional IRA      You may make sub-
                        sequent contributions to
                        the Guaranteed benefit
                        account value until at-
                        tained age 75, or if later,
                        the first contract date
                        anniversary. However,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make
                        subsequent contributions
                        to the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 86 or the first
                        contract date
                        anniversary.

                     Contributions made after
                        age 70 1/2 must be net of
                        required minimum dis-
                        tributions; you also can-
                        not make regular
                        contributions after age
                        70 1/2.

                     Although we accept regu-
                        lar IRA contributions
                        (limited to $5,000 per
                        calendar year) under
                        traditional IRA contracts,
                        we intend that the con-
                        tract be used primarily
                        for rollover and direct
                        transfer contributions.

                     Subsequent catch-up
                        contributions of up to
                        $1,000 per calendar year
                        where the owner is at
                        least age 50 but under
                        age 70 1/2 at any time
                        during the calendar year
                        for which the con-
                        tribution is made.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

IX-7 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                       SERIES L (CONTINUED)
----------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS     SOURCE OF CONTRIBUTIONS
----------------------------------------------------------------------------------------------------
Roth IRA                     20-85            $10,000 (initial)         Rollovers from another
                                                                           Roth individual retire-
                                              $50 (subsequent, if per-     ment arrangement.
                                                 mitted)
                                                                        Rollovers from a
                                              $100 monthly and $300        "designated Roth
                                                 quarterly under the       contribution account"
                                                 automatic investment      under specified
                                                 program (subsequent,      retirement plans.
                                                 if permitted)
                                                                        Conversion rollovers
                                                                           from a traditional IRA
                                                                           or other eligible
                                                                           retirement plan.

                                                                        Direct custodian-to-
                                                                           custodian transfers
                                                                           from another Roth in-
                                                                           dividual retirement ar-
                                                                           rangement.

                                                                        Regular Roth IRA
                                                                           contributions.

                                                                        Additional catch-up
                                                                           contributions.


























----------------------------------------------------------------------------------------------------

                                                       SERIES L (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
Roth IRA             You may make sub-
                        sequent contributions to
                        the Guaranteed benefit
                        account value until at-
                        tained age 75, or if later,
                        the first contract date
                        anniversary. However,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make
                        subsequent contributions
                        to the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 86 or the first
                        contract date
                        anniversary.

                     Conversion rollovers af-
                        ter age 70 1/2 must be
                        net of required minimum
                        distributions for the
                        traditional IRA or other
                        eligible retirement plan
                        that is the source of the
                        conversion rollover.

                     Although we accept
                        Roth IRA contributions
                        (limited to $5,000 per
                        calendar year) under
                        Roth IRA contracts, we
                        intend that the contract
                        be used primarily for
                        rollover and direct
                        transfer contributions.

                     Subsequent catch-up
                        contributions of up to
                        $1,000 per calendar year
                        where the owner is at
                        least 50 at any time dur-
                        ing the calendar year for
                        which the contribution is
                        made.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

                APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-8

                                                      SERIES L (CONTINUED)
---------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS  SOURCE OF CONTRIBUTIONS
---------------------------------------------------------------------------------------------------
Inherited IRA                 0-70            $10,000 (initial       Direct custodian-to-
Beneficiary                                                             custodian transfers of
continuation                                  $1,000 (subsequent,       your interest as a death
contract                                         if permitted)          beneficiary of the de-
(traditional IRA or                                                     ceased owner's tradi-
Roth IRA)                                                               tional individual
                                                                        retirement arrange-
                                                                        ment or Roth IRA to an
                                                                        IRA of the same type.

                                                                     Non-spousal beneficiary
                                                                        direct rollover
                                                                        contributions may be
                                                                        made to an Inherited
                                                                        IRA contract under
                                                                        specified circumstances
                                                                        from these "Applicable
                                                                        Plans": qualified plans,
                                                                        403(b) plans and
                                                                        governmental employer
                                                                        457(b) plans.
















---------------------------------------------------------------------------------------------------

                                                      SERIES L (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
Inherited IRA        You may make sub-
Beneficiary             sequent contributions to
continuation            the Guaranteed benefit
contract                account value until at-
(traditional IRA or     tained age 75, or if later,
Roth IRA)               the first contract date
                        anniversary. However,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make sub-
                        sequent contributions to
                        the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 86 or the first con-
                        tract date anniversary.

                     Any subsequent con-
                        tributions must be from
                        the same type of IRA of
                        the same deceased
                        owner.

                     No additional
                        contributions are
                        permitted to Inherited
                        IRA contracts issued as a
                        Non-spousal beneficiary
                        direct rollover from an
                        Applicable Plan.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

IX-9 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                      SERIES L (CONTINUED)
---------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS  SOURCE OF CONTRIBUTIONS
---------------------------------------------------------------------------------------------------
QP                           20-75             $10,000 (initial)     Only transfer con-
                                                                        tributions from other
                                               $500 (subsequent,        investments within an
                                                  if permitted)         existing qualified plan
                                                                        trust.

                                                                     The plan must be quali-
                                                                        fied under Section
                                                                        401(a) of the Internal
                                                                        Revenue Code.

                                                                     For 401(k) plans, trans-
                                                                        ferred contributions
                                                                        may not include any
                                                                        after-tax contributions,
                                                                        including designated
                                                                        Roth contributions.




























---------------------------------------------------------------------------------------------------

                                                      SERIES L (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
QP                   You may make sub-
                        sequent contributions to
                        the Guaranteed benefit
                        account value until at-
                        tained age 75, or if later,
                        the first contract date
                        anniversary. However,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make sub-
                        sequent contributions to
                        the Non-Guaranteed
                        benefit account value
                        until the later of the
                        annuitant's attained age
                        75 or the first contract
                        date anniversary.

                     A separate QP contract
                        must be established for
                        each plan participant,
                        even defined benefit plan
                        participants.

                     We do not accept con-
                        tributions directly from
                        the employer.

                     Only one subsequent
                        contribution can be
                        made during a contract
                        year.

                     Contributions made after
                        age 70 1/2 must be net of
                        any required minimum
                        distributions.

--------------------------------------------------------

See Appendix II earlier in this Prospectus for a discussion on purchase considerations for QP contracts.
---------------------------------------------------------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-10

                                                            SERIES CP(R)
-----------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS     SOURCE OF CONTRIBUTIONS
-----------------------------------------------------------------------------------------------------
NQ                            0-70            $10,000 (initial)         After-tax money.

                                              $500 (subsequent,         Paid to us by check or
                                                 if permitted)             transfer of contract
                                                                           value in a tax-deferred
                                              $100 monthly and $300        exchange under
                                                 quarterly under the       Section 1035 of the
                                                 automatic investment      Internal Revenue Code.
                                                 program (subsequent,
                                                 if permitted)














-----------------------------------------------------------------------------------------------------

                                                            SERIES CP(R)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
NQ                   You may make
                        subsequent contributions
                        to the Guaranteed
                        benefit account value
                        until attained age 71, or
                        if later, the first contract
                        date anniversary. How-
                        ever, once you make a
                        withdrawal from your
                        Guaranteed benefit
                        account value,
                        subsequent contributions
                        to your Guaranteed
                        benefit account value
                        will no longer be
                        permitted.

                     You may make sub-
                        sequent contributions to
                        the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 71 or the first con-
                        tract date anniversary.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

IX-11 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                      SERIES CP(R) (CONTINUED)
----------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS     SOURCE OF CONTRIBUTIONS
----------------------------------------------------------------------------------------------------
Traditional IRA              20-70            $10,000 (initial)         Eligible rollover dis-
                                                                           tributions from 403(b)
                                              $50 (subsequent,             plans, qualified plans
                                                 if permitted)             and governmental
                                                                           employer 457(b) plans.
                                              $100 monthly and $300
                                                 quarterly under the    Rollovers from another
                                                 automatic investment      traditional individual
                                                 program (subsequent,      retirement
                                                 if permitted)             arrangement.

                                                                        Direct custodian-to-
                                                                           custodian transfers
                                                                           from another
                                                                           traditional individual
                                                                           retirement
                                                                           arrangement.

                                                                        Regular IRA
                                                                           contributions.

                                                                        Additional catch-up
                                                                           contributions.




























----------------------------------------------------------------------------------------------------

                                                      SERIES CP(R) (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
Traditional IRA      You may make sub-
                        sequent contributions to
                        the Guaranteed benefit
                        account value until at-
                        tained age 71, or if later,
                        the first contract date
                        anniversary. However,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make sub-
                        sequent contributions to
                        the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 71 or the first con-
                        tract date anniversary.

                     Contributions made after
                        age 70 1/2 must be net of
                        required minimum dis-
                        tributions; you also can-
                        not make regular
                        contributions after age
                        70 1/2.

                     Although we accept regu-
                        lar IRA contributions
                        (limited to $5,000 per
                        calendar year) under
                        traditional IRA contracts,
                        we intend that the con-
                        tract be used primarily
                        for rollover and direct
                        transfer contributions.

                     Subsequent catch-up
                        contributions of up to
                        $1,000 per calendar year
                        where the owner is at
                        least age 50 but under
                        age 70 1/2 at any time
                        during the calendar year
                        for which the con-
                        tribution is made.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-12

                                                      SERIES CP(R) (CONTINUED)
----------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS     SOURCE OF CONTRIBUTIONS
----------------------------------------------------------------------------------------------------
Roth IRA                     20-70            $10,000 (initial)         Rollovers from another
                                                                           Roth individual retire-
                                              $50 (subsequent,             ment arrangement.
                                                 if permitted)
                                                                        Rollovers from a
                                              $100 monthly and $300        "designated Roth
                                                 quarterly under the       contribution account"
                                                 automatic investment      under specified
                                                 program (subsequent,      retirement plans.
                                                 if permitted)
                                                                        Conversion rollovers
                                                                           from a traditional IRA
                                                                           or other eligible
                                                                           retirement plan.

                                                                        Direct custodian-to-
                                                                           custodian transfers
                                                                           from another Roth in-
                                                                           dividual retirement ar-
                                                                           rangement.

                                                                        Regular Roth IRA
                                                                           contributions.

                                                                        Additional catch-up
                                                                           contributions.

























----------------------------------------------------------------------------------------------------

                                                      SERIES CP(R) (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
Roth IRA             You may make sub-
                        sequent contributions to
                        the Guaranteed benefit
                        account value until at-
                        tained age 71, or if later,
                        the first contract date
                        anniversary. How- ever,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make sub-
                        sequent contributions to
                        the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 71 or the first con-
                        tract date anniversary.

                     Conversion rollovers af-
                        ter age 70 1/2 must be
                        net of required minimum
                        distributions for the
                        traditional IRA or other
                        eligible retirement plan
                        that is the source of the
                        conversion rollover.

                     Although we accept
                        Roth IRA contributions
                        (limited to $5,000 per
                        calendar year) under
                        Roth IRA contracts, we
                        intend that the contract
                        be used primarily for
                        rollover and direct
                        transfer contributions.

                     Subsequent catch-up
                        contributions of up to
                        $1,000 per calendar year
                        where the owner is at
                        least age 50 at any time
                        during the calendar year
                        for which the
                        contribution is made.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

IX-13 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                     SERIES CP(R) (CONTINUED)
---------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS  SOURCE OF CONTRIBUTIONS
---------------------------------------------------------------------------------------------------
QP                           20-70            $10,000 (initial)      Only transfer con-
                                                                        tributions from other
                                              $500 (subsequent, if      investments within an
                                                 permitted)             existing qualified plan
                                                                        trust.

                                                                     The plan must be quali-
                                                                        fied under Section
                                                                        401(a) of the Internal
                                                                        Revenue Code.

                                                                     For 401(k) plans, trans-
                                                                        ferred contributions
                                                                        may not include any
                                                                        after-tax contributions,
                                                                        including designated
                                                                        Roth contributions.



























---------------------------------------------------------------------------------------------------

                                                     SERIES CP(R) (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
QP                   You may make sub-
                        sequent contributions to
                        the Guaranteed benefit
                        account value until at-
                        tained age 71, or if later,
                        the first contract date
                        anniversary. However,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make sub-
                        sequent contributions to
                        the Non-Guaranteed
                        benefit account value
                        until the later of the
                        annuitant's attained age
                        71 or the first contract
                        date anniversary.

                     A separate QP contract
                        must be established for
                        each plan participant,
                        even defined benefit plan
                        participants.

                     We do not accept con-
                        tributions directly from
                        the employer.

                     Only one subsequent
                        contribution can be
                        made during a contract
                        year.

                     Contributions made after
                        age 70 1/2 must be net of
                        any required minimum
                        distributions.
--------------------------------------------------------

See Appendix II earlier in this Prospectus for a discussion on purchase considerations of QP contracts.
--------------------------------------------------------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-14

                                                         SERIES C
------------------------------------------------------------------------------------------------------------------------------
 CONTRACT  AVAILABLE FOR OWNER AND                                                         ADDITIONAL LIMITATIONS ON
 TYPE      ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS     SOURCE OF CONTRIBUTIONS      CONTRIBUTIONS TO THE CONTRACT/(1)/
------------------------------------------------------------------------------------------------------------------------------
NQ                  0-85            $25,000 (initial)         After-tax money.             You may make sub-
                                                                                              sequent contributions to
                                    $500 (subsequent,         Paid to us by check or          the Guaranteed benefit
                                       if permitted)             transfer of contract         account value until at-
                                                                 value in a tax-deferred      tained age 75, or if later,
                                    $100 monthly and $300        exchange under Sec-          the first contract date
                                       quarterly under the       tion 1035 of the In-         anniversary. How ever,
                                       automatic investment      ternal Revenue Code.         once you make a with-
                                       program (subsequent)                                   drawal from your
                                                                                              Guaranteed benefit ac-
                                                                                              count value, subsequent
                                                                                              contributions to your
                                                                                              Guaranteed benefit ac-
                                                                                              count value will no lon-
                                                                                              ger be permitted.

                                                                                           You may make sub-
                                                                                              sequent contributions to
                                                                                              the Non-Guaranteed
                                                                                              benefit account value
                                                                                              until the later of attained
                                                                                              age 86 or the first con-
                                                                                              tract date anniversary.
------------------------------------------------------------------------------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

IX-15 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                       SERIES C (CONTINUED)
----------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS     SOURCE OF CONTRIBUTIONS
----------------------------------------------------------------------------------------------------
Traditional IRA              20-85            $25,000 (initial)         Eligible rollover dis-
                                                                           tributions from 403(b)
                                              $50 (subsequent,             plans, qualified plans
                                                 if permitted)             and governmental
                                                                           employer 457(b) plans.
                                              $100 monthly and $300
                                                 quarterly under the    Rollovers from another
                                                 automatic investment      traditional individual
                                                 program (subsequent,      retirement
                                                 if permitted)             arrangement.

                                                                        Direct custodian-to-
                                                                           custodian transfers
                                                                           from another
                                                                           traditional individual
                                                                           retirement
                                                                           arrangement.

                                                                        Regular IRA
                                                                           contributions.

                                                                        Additional catch-up
                                                                           contributions.





























----------------------------------------------------------------------------------------------------

                                                       SERIES C (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
Traditional IRA      You may make sub-
                        sequent contributions to
                        the Guaranteed benefit
                        account value until at-
                        tained age 75, or if later,
                        the first contract date
                        anniversary. However,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make sub-
                        sequent contributions to
                        the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 86 or the first con-
                        tract date
                        anniversary.

                     Contributions made after
                        age 70 1/2 must be net of
                        required minimum dis-
                        tributions; you also can-
                        not make regular
                        contributions after age
                        70 1/2.

                     Although we accept regu-
                        lar IRA contributions
                        (limited to $5,000 per
                        calendar year) under
                        traditional IRA contracts,
                        we intend that the con-
                        tract be used primarily
                        for rollover and direct
                        transfer contributions.

                     Subsequent catch-up
                        contributions of up to
                        $1,000 per calendar year
                        where the owner is at
                        least age 50 but under
                        age 70 1/2 at any time
                        during the calendar year
                        for which the con-
                        tribution is made.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-16

                                                       SERIES C (CONTINUED)
----------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS     SOURCE OF CONTRIBUTIONS
----------------------------------------------------------------------------------------------------
Roth IRA                     20-85            $25,000 (initial)         Rollovers from another
                                                                           Roth individual retire-
                                              $50 (subsequent,             ment arrangement.
                                                 if permitted)
                                                                        Rollovers from a
                                              $100 monthly and $300        "designated Roth
                                                 quarterly under the       contribution account"
                                                 automatic investment      under specified
                                                 program (subsequent,      retirement plans.
                                                 if permitted)
                                                                        Conversion rollovers
                                                                           from a traditional IRA
                                                                           or other eligible
                                                                           retirement plan.

                                                                        Direct custodian-to-
                                                                           custodian transfers
                                                                           from another Roth in-
                                                                           dividual retirement ar-
                                                                           rangement.

                                                                        Regular Roth IRA
                                                                           contributions.

                                                                        Additional catch-up
                                                                           contributions.


























----------------------------------------------------------------------------------------------------

                                                       SERIES C (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
Roth IRA             You may make sub-
                        sequent contributions to
                        the Guaranteed benefit
                        account value until at-
                        tained age 75, or if later,
                        the first contract date
                        anniversary. However,
                        once you make a with-
                        drawal from your
                        Guaranteed benefit ac-
                        count value, subsequent
                        contributions to your
                        Guaranteed benefit ac-
                        count value will no lon-
                        ger be permitted.

                     You may make
                        subsequent contributions
                        to the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 86 or the first
                        contract date
                        anniversary.

                     Conversion rollovers af-
                        ter age 70 1/2 must be
                        net of required minimum
                        distributions for the
                        traditional IRA or other
                        eligible retirement plan
                        that is the source of the
                        conversion rollover.

                     Although we accept
                        Roth IRA contributions
                        (limited to $5,000 per
                        calendar year) under
                        Roth IRA contracts, we
                        intend that the contract
                        be used primarily for
                        rollover and direct
                        transfer contributions.

                     Subsequent catch-up
                        contributions of up to
                        $1,000 per calendar year
                        where the owner is at
                        least 50 at any time dur-
                        ing the calendar year for
                        which the contribution is
                        made.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in this Prospectus for more information on contribution limitations in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

IX-17 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                      SERIES C (CONTINUED)
---------------------------------------------------------------------------------------------------
                     AVAILABLE FOR OWNER AND
 CONTRACT TYPE       ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS  SOURCE OF CONTRIBUTIONS
---------------------------------------------------------------------------------------------------
Inherited IRA                 0-70            $25,000 (initial)      Direct custodian-to-
Beneficiary                                                             custodian transfers of
continuation                                  $1,000 (subsequent,       your interest as a death
contract                                         if permitted)          beneficiary of the de-
(traditional IRA or                                                     ceased owner's tradi-
Roth IRA)                                                               tional individual
                                                                        retirement arrange-
                                                                        ment or Roth IRA to an
                                                                        IRA of the same type.

                                                                     Non-spousal benefi-
                                                                        ciary direct rollover
                                                                        contributions may be
                                                                        made to an Inherited
                                                                        IRA contract under
                                                                        specified circumstances
                                                                        from these "Applicable
                                                                        Plans", qualified plans:
                                                                        403(b) plans and gov-
                                                                        ernmental employer
                                                                        457(b) plans.


















---------------------------------------------------------------------------------------------------

                                                      SERIES C (CONTINUED)
--------------------------------------------------------
                     ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------
Inherited IRA        You may make
Beneficiary             subsequent contributions
continuation            to the Guaranteed
contract                benefit account value
(traditional IRA or     until attained age 75, or
Roth IRA)               if later, the first contract
                        date anniversary.
                        However, once you make
                        a withdrawal from your
                        Guaranteed benefit
                        account value,
                        subsequent contributions
                        to your Guaranteed
                        benefit account value
                        will no longer be
                        permitted.

                     You may make
                        subsequent contributions
                        to the Non-Guaranteed
                        benefit account value
                        until the later of attained
                        age 86 or the first
                        contract date
                        anniversary.

                     Any subsequent con-
                        tributions must be from
                        the same type of IRA of
                        the same deceased
                        owner.

                     No additional
                        contributions are
                        permitted to Inherited
                        IRA contracts issued as a
                        Non-spousal beneficiary
                        direct rollover from an
                        Applicable Plan.
--------------------------------------------------------

(1)Subsequent contributions may not be permitted under certain conditions in your state. Please see Appendix V earlier in the Prospectus to see if additional contributions are permitted in your state. In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into the Guaranteed benefit account value at any time.

See "Tax information" earlier in this Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" earlier in this Prospectus. Please review your contract for information on contribution limitations.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-18

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                             PAGE

Who is AXA Equitable?                                         2

Unit Values                                                   2

Custodian and Independent Registered Public Accounting Firm   2

Distribution of the Contracts                                 2

Financial Statements                                          2

HOW TO OBTAIN A RETIREMENT CORNERSTONE(R) SERIES STATEMENT OF ADDITIONAL INFORMATION FOR
SEPARATE ACCOUNT NO. 49

Send this request form to:
  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

----------------------------------------------------------------------------------
Please send me a Retirement Cornerstone(R) Series SAI for SEPARATE
ACCOUNT NO. 49 dated May 1, 2012.
----------------------------------------------------------------------------------
Name
----------------------------------------------------------------------------------
Address
----------------------------------------------------------------------------------
City                                                                   State  Zip

                                                                         e13516

Retirement Cornerstone(R) Series

A combination variable and fixed deferred annuity contract

PROSPECTUS DATED MAY 1, 2012

Please read and keep this Prospectus for future reference. It contains important information that you should know before purchasing or taking any other action under your contract. This Prospectus supersedes all prior Prospectuses and supplements. You should read the prospectuses for each Trust, which contain important information about the portfolios.

--------------------------------------------------------------------------------

WHAT IS THE RETIREMENT CORNERSTONE(R) SERIES?

The Retirement Cornerstone(R) Series are deferred annuity contracts issued by AXA EQUITABLE LIFE INSURANCE COMPANY. This series consists of Retirement Cornerstone(R) Series B ("Series B"), Retirement Cornerstone(R) Series CP(R) ("Series CP(R)"), Retirement Cornerstone(R) Series L ("Series L"), Retirement Cornerstone(R) Series C ("Series C") and Retirement Cornerstone(R) Series ADV ("Series ADV"). The contracts provide for the accumulation of retirement savings and for income. The contracts offer income and death benefit protection as well. They also offer a number of payout options. You invest to accumulate value on a tax-deferred basis in one or more of our "investment options":
(i) variable investment options, (ii) the guaranteed interest option, or
(iii) the account for special dollar cost averaging or the account for special money market dollar cost averaging (together, the "Special DCA programs")./(+)/

For Series CP(R) contracts, we allocate a Credit to your account value at the same time we allocate your contribution. Under the Series CPSM contracts, a portion of the withdrawal charge and contract fee are used to recover the cost of providing the Credit. The charge associated with the Credit may, over time, exceed the sum of the Credit and related earnings. Expenses for a contract with a Credit may be higher than expenses for a contract without a Credit.

This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The description of the contract's material provisions in this Prospectus is current as of the date of this Prospectus. If certain material provisions under the contract are changed after the date of this Prospectus in accordance with the contract, those changes will be described in a supplement to this Prospectus. You should carefully read this Prospectus in conjunction with any applicable supplements.

The contract may not currently be available in all states. In addition, certain features and benefits described in this Prospectus may vary in your state and may not be available at the time you purchase the contract. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus. All features and benefits may not be available in all contracts or from all selling broker-dealers. You may contact us to purchase any version of the contract if a version is not offered by the selling broker-dealer. We have the right to restrict availability of any optional feature or benefit. Not all optional features and benefits may be available in combination with other optional features and benefits. WE RESERVE THE RIGHT TO DISCONTINUE ACCEPTANCE OF ANY APPLICATION OR CONTRIBUTION FROM YOU AT ANY TIME, INCLUDING AFTER YOU PURCHASE THE CONTRACT. IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS.

In order to fund certain benefits, you must select specified investment options. See "What are your investment options under the contract?" and "Allocating your contributions" in "Contract features and benefits" later in this Prospectus for more information on applicable allocation requirements.

TYPES OF CONTRACTS.  We offer the contracts for use as:

..   A nonqualified annuity ("NQ") for after-tax contributions only.

..   An individual retirement annuity ("IRA"), either traditional IRA or Roth
    IRA.

..   Traditional and Roth Inherited IRA beneficiary continuation contract
    ("Inherited IRA") (direct transfer and specified direct rollover contributions only).

..   An annuity that is an investment vehicle for a qualified plan ("QP")
    (whether defined contribution or defined benefits; transfer contributions only).

Not all types of contracts are available with each version of the Retirement Cornerstone(R) Series contracts. See "Rules regarding contributions to your contract" in "Appendix IX" for more information.

The optional Guaranteed benefits under the contract include: (i) the Guaranteed income benefit ("GIB"), (ii) the Return of Principal death benefit; (iii) the Highest Anniversary Value death benefit; and (iv) the "Greater of" death benefit (collectively, the "Guaranteed benefits").

THE GIB IS ISSUED WITH ALL ELIGIBLE CONTRACTS UNLESS YOU TELL US THAT YOU DO NOT WANT IT BY "OPTING OUT" AT THE TIME YOU APPLY FOR THE CONTRACT. IF YOU OPT OUT, THE GIB CANNOT BE ADDED LATER.

The registration statement relating to this offering has been filed with the Securities and Exchange Commission ("SEC"). The statement of additional information ("SAI") dated May 1, 2012, is part of the registration statement. The SAI is available free of charge. You may request one by writing to our processing office at P.O. Box 1547, Secaucus, NJ 07096-1547 or calling 1-800-789-7771. The SAI is incorporated by this reference into this Prospectus. This Prospectus and the SAI can also be obtained from the SEC's website at www.sec.gov. The table of contents for the SAI appears at the back of this Prospectus.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT INSURED BY THE FDIC OR ANY OTHER
AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL.

-------------
(+)The account for special dollar cost averaging is only available with Series
   B and Series L contracts. The account for special money market dollar cost averaging is only available with Series C, Series CP(R) and Series ADV contracts.

                                                   (NAT'L-RC 11 and ADV Series)
                                                                        #377355

Our variable investment options are subaccounts offered through Separate Account No. 49. Each variable investment option, in turn, invests in a corresponding securities portfolio ("Portfolio") of one of the trusts (the "Trusts"). Below is a complete list of the variable investment options:

----------------------------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
----------------------------------------------------------------------------------
 AXA PREMIER VIP TRUST                     AMERICAN CENTURY
AXA Aggressive Allocation                  VARIABLE PORTFOLIOS,
AXA Moderate Allocation                    INC. -- CLASS II
AXA Moderate-Plus Allocation              American Century VP Large Company
                                           Value
 EQ ADVISORS TRUST                        American Century VP Mid Cap Value
AXA Balanced Strategy*/(1)/
AXA Conservative Growth Strategy*/(1)/     BLACKROCK VARIABLE SERIES
AXA Conservative Strategy*/(1)/            FUNDS, INC. -- CLASS III
AXA Growth Strategy/(1)/                  BlackRock Global Allocation V.I. Fund
AXA Moderate Growth Strategy*/(1)/        BlackRock Large Cap Growth V.I. Fund
AXA Tactical Manager 400/(1)/
AXA Tactical Manager 500/(1)/              FIDELITY(R) VARIABLE
AXA Tactical Manager 2000/(1)/             INSURANCE PRODUCTS
AXA Tactical Manager International/(1)/    FUND -- SERVICE CLASS 2
All Asset Growth-Alt 20/(2)/              Fidelity(R) VIP Asset Manager: Growth
EQ/AllianceBernstein Dynamic Wealth       Fidelity(R) VIP Contrafund(R)
 Strategies/(1)/                          Fidelity(R) VIP Freedom 2015
EQ/AllianceBernstein Small Cap Growth     Fidelity(R) VIP Freedom 2020
EQ/AXA Franklin Small Cap Value Core      Fidelity(R) VIP Freedom 2025
EQ/BlackRock Basic Value Equity           Fidelity(R) VIP Freedom 2030
EQ/Boston Advisors Equity Income          Fidelity(R) VIP Mid Cap
EQ/Capital Guardian Research              Fidelity(R) VIP Strategic Income
EQ/Common Stock Index
EQ/Core Bond Index/(1)/                    FRANKLIN TEMPLETON
EQ/Davis New York Venture                  VARIABLE INSURANCE
EQ/Equity 500 Index                        PRODUCTS TRUST -- CLASS 2
EQ/Franklin Core Balanced                 Franklin Income Securities
EQ/Franklin Templeton Allocation          Franklin Strategic Income Securities
EQ/GAMCO Mergers and Acquisitions         Franklin Templeton VIP Founding Funds
EQ/GAMCO Small Company Value               Allocation
EQ/Global Bond PLUS                       Mutual Shares Securities
EQ/Global Multi-Sector Equity             Templeton Developing Markets
EQ/Intermediate Government Bond/(1)(3)/    Securities
EQ/International Core PLUS                Templeton Foreign Securities
EQ/International ETF                      Templeton Global Bond Securities
EQ/International Equity Index             Templeton Growth Securities
EQ/International Value PLUS
EQ/JPMorgan Value Opportunities            GOLDMAN SACHS VARIABLE
EQ/Large Cap Growth Index                  INSURANCE TRUST -- SERVICE
EQ/Large Cap Growth PLUS                   SHARES
EQ/Large Cap Value Index                  Goldman Sachs VIT Mid Cap Value
EQ/Large Cap Value PLUS
EQ/MFS International Growth                GUGGENHEIM VARIABLE
EQ/Mid Cap Index                           INSURANCE FUNDS
EQ/Mid Cap Value PLUS                     Guggenheim VT Managed Futures
EQ/Money Market                            Strategy/(6)/
EQ/Montag & Caldwell Growth               Guggenheim VT Multi-Hedge
EQ/Morgan Stanley Mid Cap Growth           Strategies/(7)/
EQ/Mutual Large Cap Equity
EQ/Oppenheimer Global                      IVY FUNDS VARIABLE
EQ/PIMCO Ultra Short Bond                  INSURANCE PORTFOLIOS
EQ/Small Company Index                    Ivy Funds VIP Asset Strategy
EQ/T. Rowe Price Growth Stock             Ivy Funds VIP Dividend Opportunities
EQ/Templeton Global Equity                Ivy Funds VIP Energy
EQ/Van Kampen Comstock                    Ivy Funds VIP Global Natural Resources
EQ/Wells Fargo Omega Growth               Ivy Funds VIP High Income
                                          Ivy Funds VIP Mid Cap Growth
 AIM VARIABLE INSURANCE                   Ivy Funds VIP Science and Technology
 FUNDS (INVESCO VARIABLE                  Ivy Funds VIP Small Cap Growth
 INSURANCE FUNDS) -- SERIES II
Invesco V.I. Diversified Dividend/(4)/     LAZARD RETIREMENT SERIES,
Invesco V.I. Global Real Estate            INC. -- SERVICE SHARES
Invesco V.I. High Yield                   Lazard Retirement Emerging Markets
Invesco V.I. International Growth          Equity
Invesco V.I. Mid Cap Core Equity
Invesco V.I. Small Cap Equity              LORD ABBETT SERIES
Invesco Van Kampen V.I. American          Lord Abbett Bond Debenture
 Franchise/(5)/                           Lord Abbett Classic Stock
                                          Lord Abbett Growth Opportunities
 ALLIANCEBERNSTEIN VARIABLE
 PRODUCT SERIES FUND,                      MFS(R) VARIABLE INSURANCE
 INC. -- CLASS B                           TRUSTS -- SERVICE CLASS
AllianceBernstein VPS Balanced Wealth     MFS(R) International Value
 Strategy                                 MFS(R) Investors Growth Stock Series
AllianceBernstein VPS International       MFS(R) Investors Trust Series
 Growth                                   MFS(R) Technology
                                          MFS(R) Utilities Series
----------------------------------------------------------------------------------

------------------------------------------------------------------------------
 VARIABLE INVESTMENT OPTIONS
------------------------------------------------------------------------------
 PIMCO VARIABLE INSURANCE           T. ROWE PRICE EQUITY
 TRUST -- ADVISOR CLASS             SERIES, INC.
PIMCO VIT CommodityRealReturn(R)   T.Rowe Price Health Sciences Portfolio II
 Strategy
PIMCO VIT Emerging Markets Bond     VAN ECK VIP TRUST -- S
PIMCO VIT Real Return               CLASS
PIMCO VIT Total Return             Van Eck VIP Global Hard Assets

 PROFUNDS VP
ProFund VP Biotechnology
------------------------------------------------------------------------------

*  The "AXA Strategic Allocation Portfolios"
(1)This variable investment option is also available as a Protection with Investment Performance variable investment option should you decide to fund your Guaranteed benefits. For more information, please see "What are your investment options under the contract?" under "Contract features and benefits" later in this Prospectus.
(2)This is the variable investment option's new name, effective on or about May 21, 2012. Please see "Portfolios of the Trusts" under "Contract features and benefits" later in this Prospectus for the variable investment option's former name.
(3)This is the variable investment option's new name, effective on or about May 1, 2012. Please see ''Portfolios of the Trusts'' under ''Contract features and benefits'' later in this Prospectus for the variable investment option's former name.
(4)This is the variable investment option's new name, effective on or about April 30, 2012. Please see "Portfolios of the Trusts" under "Contract features and benefits" later in this Prospectus for the variable investment option's former name.
(5)This variable investment option will be added to the contract as the result of a Portfolio merger effective on or about April 30, 2012. Please see "Portfolios of the Trusts" under "Contract features and benefits" later in this Prospectus for more information about this variable investment option.
(6)This is the variable investment option's new name, effective on or about April 20, 2012. Please see "Portfolios of the Trusts" under "Contract features and benefits" later in this Prospectus for the variable investment option's former name.
(7)This variable investment option will be added to the contract on or about June 1, 2012. Prior to June 1, 2012, you may allocate to the Guggenheim VT Alternative Strategies Allocation Fund (formerly known as the Rydex SGI VIT Alternative Strategies Allocation Fund), which will then be merged into this variable investment option on or about June 1, 2012.

Your investment results in a variable investment option will depend on the investment performance of the related Portfolio. At any time, we have the right to limit or terminate your contributions, allocations and transfers to any of the variable investment options. IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS. Also, we limit the number of variable investment options that you may select.

Contents of this Prospectus

--------------------------------------------------------------------------------

Definitions of key terms                                       5
Who is AXA Equitable?                                          8
How to reach us                                                9
Retirement Cornerstone(R) Series at a glance -- key features  11


-----------------------------------------------------------------
FEE TABLE                                                     15
-----------------------------------------------------------------

Examples                                                      16
Condensed financial information                               19


-----------------------------------------------------------------
1.CONTRACT FEATURES AND BENEFITS                              20
-----------------------------------------------------------------
How you can purchase and contribute to your contract          20
Owner and annuitant requirements                              20
How you can make your contributions                           21
What are your investment options under the contract?          22
Portfolios of the Trusts                                      24
Allocating your contributions                                 33
Dollar cost averaging                                         35
Credits (for Series CP(R) contracts)                          38
Guaranteed income benefit                                     39
Death benefit                                                 48
Guaranteed minimum death benefits                             48
Series CP(R) Credits and your Guaranteed benefit bases        52
How withdrawals affect your Guaranteed benefits               53
Dropping or changing your Guaranteed benefits                 53
Inherited IRA beneficiary continuation contract               54
Your right to cancel within a certain number of days          56


-----------------------------------------------------------------
2.DETERMINING YOUR CONTRACT'S VALUE                           57
-----------------------------------------------------------------
Your account value and cash value                             57
Your contract's value in the variable investment options      57
Your contract's value in the guaranteed interest option       57
Your contract's value in the account for special dollar cost
  averaging                                                   57
Effect of your account values falling to zero                 57

-------------
"We," "our," and "us" refer to AXA Equitable.
When we address the reader of this Prospectus with words such as "you" and "your," we mean the person who has the right or responsibility that the Prospectus is discussing at that point. This is usually the contract owner. When we use the word "contract" it also includes certificates that are issued under group contracts in some states.

                                                 CONTENTS OF THIS PROSPECTUS 3

-------------------------------------------------------------------
3.TRANSFERRING YOUR MONEY AMONG INVESTMENT
  OPTIONS                                                       59
-------------------------------------------------------------------
Transferring your account value                                 59
Disruptive transfer activity                                    60
Rebalancing among your Investment Performance variable
  investment options and guaranteed interest option             61


-------------------------------------------------------------------
4.ACCESSING YOUR MONEY                                          64
-------------------------------------------------------------------
Withdrawing your account value                                  64
How withdrawals are taken from your Total account value         67
Withdrawals treated as surrenders                               68
Surrendering your contract to receive its cash value            68
When to expect payments                                         68
Your annuity payout options                                     69


-------------------------------------------------------------------
5. CHARGES AND EXPENSES                                         72
-------------------------------------------------------------------
Charges that AXA Equitable deducts                              72
Charges that the Trusts deduct                                  76
Group or sponsored arrangements                                 76
Other distribution arrangements                                 76


-------------------------------------------------------------------
6. PAYMENT OF DEATH BENEFIT                                     77
-------------------------------------------------------------------
Your beneficiary and payment of benefit                         77
Non-spousal joint owner contract continuation                   78
Spousal continuation                                            78
Beneficiary continuation option                                 79


-------------------------------------------------------------------
7. TAX INFORMATION                                              81
-------------------------------------------------------------------
Overview                                                        81
Contracts that fund a retirement arrangement                    81
Transfers among investment options                              81
Taxation of nonqualified annuities                              81
Individual retirement arrangements (IRAs)                       83
Traditional individual retirement annuities (traditional IRAs)  84
Roth individual retirement annuities (Roth IRAs)                88
Federal and state income tax withholding and information
  reporting                                                     91
Special rules for contracts funding qualified plans             92
Impact of taxes to AXA Equitable                                92


-------------------------------------------------------------------
8. MORE INFORMATION                                             93
-------------------------------------------------------------------
About Separate Account No. 49                                   93
About the Trusts                                                93
About the general account                                       93
About other methods of payment                                  94
Dates and prices at which contract events occur                 94
About your voting rights                                        95
Misstatement of age                                             95
Statutory compliance                                            95
About legal proceedings                                         96

Financial statements                                       96
Transfers of ownership, collateral assignments, loans and
  borrowing                                                96
About Custodial IRAs                                       96
How divorce may affect your Guaranteed benefits            96
Distribution of the contracts                              97


--------------------------------------------------------------
APPENDICES
--------------------------------------------------------------

          I  --  Condensed financial information                      I-1
         II  --  Dropping or changing your Guaranteed benefits       II-1
        III  --  Purchase considerations for QP contracts           III-1
         IV  --  Guaranteed benefit base examples                    IV-1
          V  --  Hypothetical illustrations                           V-1
         VI  --  State contract availability and/or variations of
                   certain features and benefits                     VI-1
        VII  --  Examples of Automatic payment plans                VII-1
       VIII  --  Examples of how withdrawals affect your
                   Guaranteed benefit bases                        VIII-1
         IX  --  Rules regarding contributions to your contract      IX-1


       ------------------------------------------------------------------
       STATEMENT OF ADDITIONAL INFORMATION
         Table of contents
       ------------------------------------------------------------------

4   CONTENTS OF THIS PROSPECTUS

Definitions of key terms


--------------------------------------------------------------------------------

ANNUAL ROLL-UP RATE -- The "Annual Roll-up rate" is the rate used to calculate the Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base and Roll-up to age 85 benefit base (for contracts with the "Greater of" guaranteed minimum death benefit) if you have ever taken a withdrawal from your Protection with Investment Performance account.

ANNUAL WITHDRAWAL AMOUNT -- The "Annual withdrawal amount" is the amount that can be withdrawn from your Protection with Investment Performance account value without reducing your GIB benefit base. Also, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) up to age 85. It is equal to the Annual Roll-up rate in effect on the first day of the contract year, multiplied by the GIB benefit base as of the most recent contract date anniversary.

ANNUITANT -- The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract's owner. Where the owner of the contract is non-natural, the annuitant is the measuring life for determining benefits under the contract.

AUTOMATIC INVESTMENT PROGRAM ("AIP") -- The "Automatic investment program" allows you to make on-going contributions to your contract through electronic fund transfers from your financial institution.

BUSINESS DAY -- Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). If the Securities and Exchange Commission determines the existence of emergency conditions on any day, and consequently, the NYSE does not open, then that day is not a business day.

CASH VALUE -- At any time before annuity payments begin, your contract's "cash value" is equal to the Total account value, less (i) the total amount or a pro rata portion of the annual administrative charge, as well as any Guaranteed benefit charges; and (ii) any applicable withdrawal charges.

CONTRACT DATE -- The "contract date" is the effective date of the contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract.

CONTRACT DATE ANNIVERSARY -- The end of each 12-month period is your "contract date anniversary." For example, if your contract date is May 1st, your contract date anniversary is April 30th.

CONTRACT YEAR -- The "contract year" is the 12-month period beginning on your contract date and each 12-month period after that date.

CREDIT -- An amount credited to your account value at the same time we allocate your contribution. The amount of the credit is either 4% or 5% of each contribution based on total first year contributions. The credit applies only to Series CP(R) contracts.

CUSTOMIZED PAYMENT PLAN -- For contracts with GIB, our "Customized payment plan" allows you to request amounts up to your Annual withdrawal amount as scheduled payments to you through one of five customized options.

CUSTOM SELECTION RULES -- The "Custom Selection Rules" are rules for the allocation of contributions and for transfers to, and transfers among, the Protection with Investment Performance account. These rules require that allocations be made according to certain categories and investment option limits.

DEFERRAL BONUS ROLL-UP RATE -- The "Deferral bonus Roll-up rate" is used to calculate amounts credited to your GIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit) if you have never taken a withdrawal from your Protection with Investment Performance account.

EXCESS WITHDRAWAL -- For contracts with the GIB, an "Excess withdrawal" is the portion of a withdrawal from your Protection with Investment Performance account in excess of your Annual withdrawal amount and all subsequent withdrawals from your Protection with Investment Performance account in that same contract year.

FREE LOOK -- If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. This is your "Free look" right under the contract.

GIB BENEFIT BASE -- The GIB benefit base is an amount used to determine your Annual withdrawal amount and your Lifetime GIB payments. Your GIB benefit base is created and increased by allocations and transfers to your Protection with Investment Performance account. The GIB benefit base is not an account value or cash value. The GIB benefit base is also used to calculate the charge for the GIB.

GENERAL DOLLAR COST AVERAGING -- Our "General dollar cost averaging program" is a program that allows for the systematic transfers of amounts in the EQ/Money Market variable investment option to the Investment Performance variable investment options.

"GREATER OF" DEATH BENEFIT -- The "Greater of" death benefit is an optional guaranteed minimum death benefit in connection with your Protection with Investment Performance account value only. The death benefit is calculated using the greater of two benefit bases -- the greater of the Roll-up to age 85 benefit base and the Highest Anniversary Value benefit base. There is an additional charge for the "Greater of" death benefit under the contract.

GUARANTEED INCOME BENEFIT ("GIB") -- The GIB is a benefit that guarantees, subject to certain restrictions, annual lifetime payments or "Lifetime GIB payments". The GIB also allows you to take certain withdrawals prior to the beginning of your Lifetime GIB payments that do not reduce your GIB benefit base (your "Annual withdrawal amount"). There is an additional charge for the GIB under the contract.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT -- The "Highest Anniversary Value death benefit" is an optional guaranteed minimum death benefit in connection with your Protection with Investment

                                                   DEFINITIONS OF KEY TERMS  5

Performance account value only. The death benefit is calculated using the highest value of your Protection with Investment Performance account on your contract date anniversary. There is an additional charge for the Highest Anniversary Value death benefit under the contract.

INVESTMENT PERFORMANCE ACCOUNT VALUE -- The "Investment Performance account value" is the total value in: (i) the Investment Performance variable investment options, (ii) the Guaranteed interest option, and (iii) amounts in a Special DCA program that are designated for future transfers to the Investment Performance variable investment options.

INVESTMENT SIMPLIFIER -- Our "Investment simplifier" allows for systematic transfers of amounts in the Guaranteed interest option to the Investment Performance account variable investment options. There are two options under the program -- the Fixed dollar option and the Interest sweep option.

IRA -- Individual retirement annuity contract, either traditional IRA or Roth IRA (may also refer to an individual retirement account or an individual retirement arrangement).

IRS -- Internal Revenue Service

LIFETIME GIB PAYMENTS -- For contracts with the GIB, "Lifetime GIB payments" are generally annual lifetime payments that are calculated by applying a percentage (which is based on age 95 (or the age of a younger joint life, if applicable) or your age at the time your Protection with Investment Performance account goes to zero or contract maturity) to your GIB benefit base. Lifetime GIB payments will begin at the earliest of: (i) the next contract year following the date the Protection with Investment Performance account goes to zero (except as the result of an Excess withdrawal), (ii) the contract date anniversary following your 95th birthday, and (iii) your contract's maturity date.

MATURITY DATE -- The contract's "maturity date" is generally the contract date anniversary that follows the annuitant's 95th birthday.

MAXIMUM PAYMENT PLAN -- For contracts with GIB, our "Maximum payment plan" allows you to request your Annual withdrawal amount as scheduled payments.

NQ CONTRACT -- Nonqualified annuity contract.

OWNER -- The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits.

PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE -- The "Protection with Investment Performance account value" is the total value in: (i) the Protection with Investment Performance variable investment options, and (ii) amounts in a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options.

QP CONTRACT -- An annuity contract that is an investment vehicle for a qualified plan.

RETURN OF PRINCIPAL DEATH BENEFIT -- The "Return of Principal" death benefit is a death benefit in connection with your Protection with Investment Performance account value only. The benefit is calculated using the amounts of contributions and transfers to the Protection with Investment Performance account, adjusted for withdrawals. There is no additional charge for this death benefit.

SAI -- Statement of Additional Information

SEC -- Securities and Exchange Commission

SPECIAL DCA PROGRAMS -- We use the term "Special DCA Programs" to collectively refer to our special dollar cost averaging program and special money market dollar cost averaging program.

SPECIAL DOLLAR COST AVERAGING -- Our "Special dollar cost averaging program" allows for systematic transfers of amounts in the account for special dollar cost averaging into the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and the Guaranteed interest option. The account for special dollar cost averaging is part of our general account.

SPECIAL MONEY MARKET DOLLAR COST AVERAGING -- Our "Special money market dollar cost averaging program" allows for systematic transfers of amounts in the account for special money market dollar cost averaging into the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and the Guaranteed interest option.

SYSTEMATIC TRANSFER PROGRAM -- Our "Systematic transfer program" is a program that allows you to have amounts in the Investment Performance account variable investment options and the Guaranteed interest option automatically transferred to your Protection with Investment Performance variable investment options.

TOTAL ACCOUNT VALUE -- Your "Total account value" is the total of (i) your Protection with Investment Performance account value and (ii) your Investment Performance account value.

6   DEFINITIONS OF KEY TERMS

We sometimes use different words than in the contract or supplemental materials. This is illustrated below. Although we use different words, they have the same meaning in this Prospectus as in the contract or supplemental materials. Your financial professional can provide further explanation about your contract or supplemental materials.

-----------------------------------------------------------------------------
 PROSPECTUS                            CONTRACT OR SUPPLEMENTAL MATERIALS
-----------------------------------------------------------------------------
Total account value                    Annuity Account Value

Unit                                   Accumulation Unit

Guaranteed minimum death benefit       Guaranteed death benefit

Protection with Investment             Protection with Investment
Performance variable investment        Performance Account Value
options and contributions to a
Special DCA program designated for
future transfers to the Protection
with Investment Performance variable
investment options

Investment Performance variable        Investment Performance Account Value
investment options, the guaranteed
interest option and contributions to
a Special DCA program designated for
future transfers to the Investment
Performance variable investment
options
-----------------------------------------------------------------------------

                                                   DEFINITIONS OF KEY TERMS  7

Who is AXA Equitable?

--------------------------------------------------------------------------------


We are AXA Equitable Life Insurance Company ("AXA Equitable"), a New York stock life insurance corporation. We have been doing business since 1859. AXA Equitable is an indirect, wholly-owned subsidiary of AXA Financial, Inc. (the "parent"), a holding company, which is itself an indirect, wholly-owned subsidiary of AXA SA ("AXA"). AXA is a French holding company for an international group of insurance and related financial services companies. As the ultimate sole shareholder of AXA Equitable, and under its other arrangements with AXA Equitable and AXA Equitable's parent, AXA exercises significant influence over the operations and capital structure of AXA Equitable and its parent. AXA holds its interest in AXA Equitable through a number of other intermediate holding companies, including Oudinot Participations, AXA America Holdings, Inc. and AXA Equitable Financial Services, LLC. AXA Equitable is obligated to pay all amounts that are promised to be paid under the contracts. No company other than AXA Equitable, however, has any legal responsibility to pay amounts that AXA Equitable owes under the contracts.

AXA Financial, Inc. and its consolidated subsidiaries managed approximately $508 billion in assets as of December 31, 2011. For more than 150 years AXA Equitable has been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home office is located at 1290 Avenue of the Americas, New York, NY 10104.

8   WHO IS AXA EQUITABLE?

HOW TO REACH US

Please communicate with us at the mailing addresses listed below for the purposes described. Certain methods of contacting us, such as by telephone or electronically, may be unavailable or delayed. For example, our facsimile service may not be available at all times and/or we may be unavailable due to emergency closing. In addition, the level and type of service available may be restricted based on criteria established by us. In order to avoid delays in processing, please send your correspondence and check to the appropriate location, as follows:
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITH CHECKS:

FOR CONTRIBUTIONS SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1577
  Secaucus, NJ 07096-1577

FOR CONTRIBUTIONS SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094
--------------------------------------------------------------------------------
 FOR CORRESPONDENCE WITHOUT CHECKS:

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY REGULAR MAIL:

  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

FOR ALL OTHER COMMUNICATIONS (E.G., REQUESTS FOR TRANSFERS, WITHDRAWALS, OR REQUIRED NOTICES) SENT BY EXPRESS DELIVERY:

  Retirement Service Solutions
  500 Plaza Drive, 6th Floor
  Secaucus, NJ 07094

Your correspondence will be picked up at the mailing address noted above and delivered to our processing office. Your correspondence, however, is not considered received by us until it is received at our processing office. Where this Prospectus refers to the day when we receive a contribution, request, election, notice, transfer or any other transaction request from you, we mean the day on which that item (or the last thing necessary for us to process that item) arrives in complete and proper form at our processing office or via the appropriate telephone or fax number if the item is a type we accept by those means. There are two main exceptions: if the item arrives (1) on a day that is not a business day, or (2) after the close of a business day, then, in each case, we are deemed to have received that item on the next business day. Our processing office is: 500 Plaza Drive, 6th Floor, Secaucus, New Jersey 07094.
--------------------------------------------------------------------------------
 REPORTS WE PROVIDE:

..   written confirmation of financial transactions and certain non-financial transactions;

..   statement of your contract values at the close of each calendar year, and any calendar quarter in which there was a financial transaction; and

..   annual statement of your contract values as of the close of the contract year.
--------------------------------------------------------------------------------
 TELEPHONE OPERATED PROGRAM SUPPORT ("TOPS") AND ONLINE ACCOUNT ACCESS SYSTEMS:

TOPS is designed to provide you with up-to-date information via touch-tone telephone. Online Account Access is designed to provide this information through the Internet. You can obtain information on:

..   your current Total account value, Protection with Investment Performance account value, and Investment Performance account value;

..   your current allocation percentages;

..   the number of units you have in the variable investment options;

..   the daily unit values for the variable investment options; and

..   performance information regarding the variable investment options (not available through TOPS).

You can also:

..   change your allocation percentages and/or transfer among the investment options subject to certain restrictions;

..   elect to receive certain contract statements electronically;

..   enroll in, modify or cancel a rebalancing program of your Investment
    Performance account value (through Online Account Access only) (when available);

..   request a quote of your Annual withdrawal amount (through Online Account
    Access) (when available);

..   change your address (not available through TOPS);

..   change your TOPS personal identification number ("PIN") (through TOPS only)
    and your Online Account Access password (through Online Account Access only); and

..   access Frequently Asked Questions and Service Forms (not available through
    TOPS).

TOPS and Online Account Access are normally available seven days a week, 24 hours a day. You may use TOPS by calling toll free 1-888-909-7770. You may access Online Account Access by visiting our website at www.axa-equitable.com. Of course, for reasons beyond our control, these services may sometimes be unavailable.

We have established procedures to reasonably confirm that the instructions communicated by telephone or the Internet are genuine. For example, we will require certain personal identification information before we will act on telephone or Internet instructions and we will provide written confirmation of your transfers. If we do not employ reasonable procedures to confirm the genuineness of telephone or Internet instructions, we may be liable for any losses arising out of any act or omission that constitutes negligence, lack of good faith, or willful misconduct. In light of our procedures, we will not be liable for following telephone or Internet instructions we reasonably believe to be genuine.

We reserve the right to limit access to these services if we determine that you engaged in a disruptive transfer activity, such as "market timing." See "Disruptive transfer activity" in "Transferring your money among investment options" later in this Prospectus for more information.

                                                      WHO IS AXA EQUITABLE?  9

--------------------------------------------------------------------------------
 CUSTOMER SERVICE REPRESENTATIVE:

You may also use our toll-free number (1-800-789-7771) to speak with one of our customer service representatives. Our customer service representatives are available on the following business days:

..   Monday through Thursday from 8:30 a.m. until 7:00 p.m., Eastern time.

..   Friday from 8:30 a.m. until 5:30 p.m., Eastern time.

WE REQUIRE THAT THE FOLLOWING TYPES OF COMMUNICATIONS BE ON SPECIFIC FORMS WE PROVIDE FOR THAT PURPOSE:

(1)authorization for telephone transfers by your financial professional;

(2)conversion of a traditional IRA to a Roth IRA contract;

(3)election of the automatic investment program;

(4)tax withholding elections (see withdrawal request form);

(5)election of the Beneficiary continuation option;

(6)IRA contribution recharacterizations;

(7)Section 1035 exchanges;

(8)direct transfers and specified direct rollovers;

(9)requests to opt out of an automatic reset that is subject to an increase in a charge or reinstate automatic resets for both your GIB benefit base and your Roll-up to age 85 benefit base (used to calculate the "Greater of" death benefit);

(10)death claims;

(11)change in ownership (NQ only, if available under your contract);

(12)purchase by, or change of ownership to, a non-natural owner;

(13)requests for enrollment in either our Maximum payment plan or Customized payment plan under the Guaranteed income benefit;

(14)requests to drop or change your Guaranteed benefits;

(15)requests to collaterally assign your NQ contract;

(16)requests to transfer, re-allocate, rebalance, make subsequent contributions and change your future allocations (except that certain transactions may be permitted through TOPS and the Online Account Access systems);

(17)requests to enroll in or cancel the Systematic transfer program; and

(18)withdrawal requests.

WE ALSO HAVE SPECIFIC FORMS THAT WE RECOMMEND YOU USE FOR THE FOLLOWING TYPES OF REQUESTS:

(1)beneficiary changes;

(2)contract surrender;

(3)general dollar cost averaging;

(4)special dollar cost averaging (if available);

(5)special money market dollar cost averaging (if available); and

(6)Investment simplifier.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION GENERALLY AT LEAST SEVEN CALENDAR DAYS BEFORE THE NEXT SCHEDULED TRANSACTION:

(1)automatic investment program;

(2)general dollar cost averaging (including the fixed dollar and interest sweep options);

(3)special dollar cost averaging (if available);

(4)special money market dollar cost averaging (if available);

(5)substantially equal withdrawals;

(6)systematic withdrawals;

(7)the date annuity payments are to begin; and

(8)RMD payments from inherited IRAs.

TO CANCEL OR CHANGE ANY OF THE FOLLOWING, WE REQUIRE WRITTEN NOTIFICATION AT LEAST 30 CALENDAR DAYS PRIOR TO YOUR CONTRACT DATE ANNIVERSARY:

(1)opt out of an automatic reset of your GIB benefit base and your Roll-up to age 85 benefit base (used to calculate your "Greater of" death benefit) that is subject to an increase in a charge.

                              -------------------

You must sign and date all these requests. Any written request that is not on one of our forms must include your name and your contract number along with adequate details about the notice you wish to give or the action you wish us to take.

SIGNATURES:

The proper person to sign forms, notices and requests would normally be the owner. If there are joint owners, both must sign.

10  WHO IS AXA EQUITABLE?

Retirement Cornerstone(R) Series at a glance -- key features

--------------------------------------------------------------------------------

FIVE CONTRACT SERIES  This Prospectus describes five series of the Retirement
                      Cornerstone(R) contract -- Series B, Series CP(R), Series
                      L, Series C and Series ADV (together "the Retirement
                      Cornerstone(R) Series"). Each series provides for the accumulation of retirement savings and income, offers income and death benefit protection, and offers various payout options. Also, each series offers the Guaranteed income benefit and Guaranteed minimum death benefits.
                      Each series provides a different charge structure. For details, please see the summary of the contract features below, the "Fee table" and "Charges and expenses" later in this Prospectus.

                      Each series is subject to different contribution rules, which are described in "Contribution amounts" later in this section and in "Rules regarding contributions to your contract" in "Appendix IX" later in this Prospectus.

                      The chart below shows the availability of key features under each series of the contract.

                        SERIES B  SERIES CP(R)  SERIES L  SERIES C  SERIES ADV
 ------------------------------------------------------------------------------
 Special dollar cost      Yes         No          Yes       No         No
 averaging
 ------------------------------------------------------------------------------
 Special money market     No          Yes         No        Yes        Yes
 dollar cost averaging
 ------------------------------------------------------------------------------
 Credits                  No          Yes         No        No         No

                            Throughout the Prospectus, any differences among the
                            contract series are identified.
                            You should work with your financial professional to decide which series of the contract may be appropriate for you
                            based on a thorough analysis of your particular insurance
                            needs, financial objectives, investment goals, time
                            horizons and risk tolerance.
----------------------------------------------------------------------------------------
PROFESSIONAL INVESTMENT     The Retirement Cornerstone(R) Series' variable investment
MANAGEMENT                  options invest in different Portfolios managed by
                            professional investment advisers.
----------------------------------------------------------------------------------------
GUARANTEED INTEREST OPTION  .   Principal and interest guarantees.
                            .   Interest rates set periodically.
----------------------------------------------------------------------------------------
TAX ADVANTAGES              .   No tax on earnings inside the contract until you make
                                withdrawals from your contract or receive annuity
                                payments.
                            ------------------------------------------------------------
                            .   No tax on transfers among investment options inside the
                                contract.
                            ------------------------------------------------------------
                            If you are purchasing or contributing to an annuity
                            contract which is an Individual Retirement Annuity (IRA),
                            or to fund an employer retirement plan (QP or Qualified
                            Plan), you should be aware that such annuities do not
                            provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of
                            arrangements. Before purchasing or contributing to one of
                            the contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits
                            and costs of these annuities compared with any other
                            investment that you may use in connection with your
                            retirement plan or arrangement. Depending on your personal situation, the contract's Guaranteed benefits may have
                            limited usefulness because of required minimum
                            distributions ("RMDs").
----------------------------------------------------------------------------------------
GUARANTEED INCOME BENEFIT   The GIB guarantees, subject to certain restrictions, annual
("GIB")                     lifetime payments ("Lifetime GIB payments"), which will
                            begin automatically at the earliest of: (i) the next
                            contract year following the date your Protection with
                            Investment Performance account value falls to zero, except as the result of a withdrawal in excess of the Annual
                            withdrawal amount ("Excess withdrawal"); (ii) the contract date anniversary following the owner's 95th birthday; and
                            (iii) the contract's maturity date. Lifetime GIB payments
                            can be on a single or joint life basis. YOUR LIFETIME GIB
                            PAYMENTS ARE CALCULATED BY APPLYING A PERCENTAGE (WHICH IS
                            BASED ON AGE 95 (OR THE AGE OF A YOUNGER JOINT LIFE, IF
                            APPLICABLE) OR YOUR AGE AT THE TIME YOUR PROTECTION WITH
                            INVESTMENT PERFORMANCE ACCOUNT GOES TO ZERO OR CONTRACT
                            MATURITY) TO YOUR GIB BENEFIT BASE. YOUR GIB BENEFIT BASE
                            IS TIED TO AMOUNTS YOU ALLOCATE TO YOUR PROTECTION WITH
                            INVESTMENT PERFORMANCE ACCOUNT. THE INVESTMENT OPTIONS
                            AVAILABLE TO FUND YOUR PROTECTION WITH INVESTMENT
                            PERFORMANCE ACCOUNT ARE LIMITED. SEE "GIB BENEFIT BASE" IN
                            "CONTRACTS FEATURES AND BENEFITS" LATER IN THIS PROSPECTUS.
----------------------------------------------------------------------------------------

                RETIREMENT CORNERSTONE(R) SERIES AT A GLANCE -- KEY FEATURES 11

---------------------------------------------------------------------------------------
GUARANTEED INCOME BENEFIT  AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTION WITH
("GIB") (CONTINUED)        INVESTMENT PERFORMANCE ACCOUNT VALUE TO ZERO WILL CAUSE
                           YOUR GIB TO TERMINATE. EVEN IF AN EXCESS WITHDRAWAL DOES
                           NOT CAUSE YOUR GIB TO TERMINATE, IT CAN GREATLY REDUCE YOUR
                           GIB BENEFIT BASE AND THE VALUE OF YOUR BENEFIT. Beginning
                           in the contract year that follows the contract year in
                           which you fund your Protection with Investment Performance account, and prior to the beginning of your Lifetime GIB
                           payments, you can take your Annual withdrawal amount
                           without reducing your GIB benefit base.
                           The GIB is issued with all eligible contracts unless you
                           opt out at the time you apply for your Retirement
                           Cornerstone(R) contract. See "Lifetime GIB payments" and
                           "Annual withdrawal amount" under "Guaranteed income
                           benefit" in "Contract features and benefits" later in this
                           Prospectus. ANY AMOUNTS YOU WISH TO BE CREDITED TOWARD YOUR
                           GIB MUST BE ALLOCATED TO THE PROTECTION WITH INVESTMENT
                           PERFORMANCE VARIABLE INVESTMENT OPTIONS. AMOUNTS INVESTED
                           IN THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE
                           INVESTMENT OPTIONS MUST BE ALLOCATED IN ACCORDANCE WITH
                           CERTAIN INVESTMENT RESTRICTIONS.
---------------------------------------------------------------------------------------
GUARANTEED MINIMUM DEATH   .   Return of Principal death benefit
BENEFITS ("GMDBS")         .   Highest Anniversary Value death benefit
                           .   "Greater of" death benefit
                           The GMDBs are funded through contributions and transfers to the Protection with Investment Performance account.
                           All three GMDBs are available in combination with the GIB.
                           The Return of Principal death benefit and the Highest
                           Anniversary Value death benefit are available without the
                           GIB. However, the "Greater of" death benefit can only be
                           selected in combination with the GIB. If you do not select either the Highest Anniversary Value death benefit or the
                           "Greater of" death benefit, the Return of Principal death
                           benefit will automatically be issued with all eligible
                           contracts. Eligible contracts are those that meet the owner and annuitant issue age requirements described under "Rules regarding contributions to your contract" in "Appendix IX".
                           The death benefit in connection with your Investment
                           Performance account value is equal to your Investment
                           Performance account value as of the day we receive
                           satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for method of payment, and any required information and forms
                           necessary to effect payment.
---------------------------------------------------------------------------------------
DROPPING OR CHANGING YOUR  You have the option to drop or change your Guaranteed
GUARANTEED BENEFITS        benefits subject to our rules. IN SOME CASES, YOU MAY HAVE
                           TO WAIT A SPECIFIED TIME PERIOD IN ORDER TO DROP YOUR
                           BENEFITS. Please see "Dropping or changing your Guaranteed benefits" in "Contract features and benefits," as well as
                           Appendix I, for more information.
---------------------------------------------------------------------------------------

CONTRIBUTION AMOUNTS  The chart below shows the minimum initial and, in parenthesis, subsequent contribution amounts under the contracts. Please see "Rules regarding contributions to your contract" in "Appendix IX" for more information, including important limitations on contributions.

                          SERIES B           SERIES CP(R)        SERIES L            SERIES C            SERIES ADV
----------------------------------------------------------------------------------------------------------------------------
NQ                        $5,000($500)/(1)/  $10,000($500)/(1)/  $10,000($500)/(1)/  $25,000($500)/(1)/  $10,000($500)/(1)/
----------------------------------------------------------------------------------------------------------------------------
Traditional or Roth IRA   $5,000($50)/(1)/   $10,000($50)/(1)/   $10,000($50)/(1)/   $25,000($50)/(1)/   $10,000($50)/(1)/
----------------------------------------------------------------------------------------------------------------------------
Inherited IRA             $5,000($1,000)     n/a                 $10,000($1,000)     $25,000($1,000)     $10,000($1,000)
Beneficiary
continuation contract
(traditional IRA or Roth
IRA) ("Inherited IRA")
----------------------------------------------------------------------------------------------------------------------------
QP                        $5,000($500)       $10,000($500)       $10,000($500)       n/a                 n/a
----------------------------------------------------------------------------------------------------------------------------

  (1) $100 monthly and $300 quarterly under our automatic investment program.

  .   Maximum contribution limitations apply to all
      contracts. For more information, please see "How you
      can purchase and contribute to your contract" in
      "Contract features and benefits" later in this
      Prospectus.
  ------------------------------------------------------------
  Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions,
  including our rights to: (i) change minimum and maximum
  contribution requirements and limitations, and (ii)
  discontinue acceptance of contributions. Further, we may at any time exercise our rights to limit or terminate your
  contributions and transfers to any of the variable
  investment options (including the Protection with
  Investment Performance variable investment options) and to limit the number of variable investment options which you
  may select.
--------------------------------------------------------------

12  RETIREMENT CORNERSTONE(R) SERIES AT A GLANCE -- KEY FEATURES

-----------------------------------------------------------------------------------------------------
CREDIT                         You allocate your contributions among the available investment
(SERIES CP(R) CONTRACTS ONLY)  options. We allocate a Credit to the corresponding investment options at the same time. The Credit will apply to subsequent contribution amounts only to the extent that those amounts exceed total withdrawals from the contract. The amount of Credit is either 4% or
                               5% of each contribution, depending on certain factors. The Credit is subject to recovery by us in certain limited circumstances.
-----------------------------------------------------------------------------------------------------
ACCESS TO YOUR MONEY           .   Partial withdrawals
                               .   Several options for withdrawals on a periodic basis
                               .   Contract surrender
                               .   Maximum payment plan (only under contracts with GIB)
                               .   Customized payment plan (only under contracts with GIB)
                               Any income you receive may be subject to tax; also may be subject to an additional 10% income tax penalty unless you are age 59 1/2 or another exception applies. Also, certain withdrawals will diminish the value of any Guaranteed benefits you have funded.
-----------------------------------------------------------------------------------------------------
PAYOUT OPTIONS                 .   Fixed annuity payout options
                               .   Other payout options through other contracts
-----------------------------------------------------------------------------------------------------
ACCOUNT VALUES                 INVESTMENT PERFORMANCE BENEFIT ACCOUNT VALUE
                               .   Investment Performance variable investment options
                               .   Guaranteed interest option
                               .   Amounts in a Special DCA program designated for future transfers to Investment Performance variable investment options or the guaranteed interest option
                               PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE
                               .   Protection with Investment Performance variable investment options
                               .   Amounts in a Special DCA program designated for future transfers to Protection with Investment Perform- ance variable investment options
-----------------------------------------------------------------------------------------------------
ADDITIONAL FEATURES            .   Dollar cost averaging programs
                               .   Automatic investment program
                               .   Automatic quarterly rebalancing (for the Protection with
                                   Investment Performance variable investment op- tions)
                               .   Optional rebalancing (for amounts in the Investment Performance variable investment options and guaran- teed interest option)
                               .   Systematic transfer program (four options for transfers from the
                                   Investment Performance account to the Protection with Investment
                                   Performance account)
                               .   Transfers among investment options at no charge (subject to limitations)
                               .   Waiver of withdrawal charge for certain withdrawals, disability, terminal illness, or confinement to a nurs- ing home (all
                                   contracts except Series C and Series ADV)
                               .   Option to drop or change your Guaranteed benefits after issue, subject to our rules. Please see "Dropping or changing your
                                   Guaranteed benefits" in "Contract features and benefits," as well as Appendix I, for more information.
                               .   Spousal continuation
                               .   Beneficiary continuation option
                               .   Automatic resets of your GIB benefit base and Roll-up to age 85 benefit base (used to calculate your "Greater of" death benefit)
-----------------------------------------------------------------------------------------------------
FEES AND CHARGES               Please see "Fee table" later in this section for complete details.
-----------------------------------------------------------------------------------------------------
OWNER AND ANNUITANT ISSUE      Please see "Rules regarding contributions to your contract" in
AGES                           "Appendix IX" for owner and annuitant issue ages applicable to your contract.
-----------------------------------------------------------------------------------------------------
YOUR RIGHT TO CANCEL           To exercise your cancellation right under the contract, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract.
                               If state law requires, this "free look" period may be longer. See
                               "Your right to cancel within a certain number of days" in "Contract features and benefits" later in this Prospectus for more information.
-----------------------------------------------------------------------------------------------------

                RETIREMENT CORNERSTONE(R) SERIES AT A GLANCE -- KEY FEATURES 13

THE TABLE ABOVE SUMMARIZES ONLY CERTAIN CURRENT KEY FEATURES AND BENEFITS OF THE CONTRACT. THE TABLE ALSO SUMMARIZES CERTAIN CURRENT LIMITATIONS, RESTRICTIONS AND EXCEPTIONS TO THOSE FEATURES AND BENEFITS THAT WE HAVE THE RIGHT TO IMPOSE UNDER THE CONTRACT AND THAT ARE SUBJECT TO CHANGE IN THE FUTURE. IN SOME CASES, OTHER LIMITATIONS, RESTRICTIONS AND EXCEPTIONS MAY APPLY. THE CONTRACT MAY NOT CURRENTLY BE AVAILABLE IN ALL STATES. CERTAIN FEATURES AND BENEFITS DESCRIBED IN THIS PROSPECTUS MAY VARY IN YOUR STATE; ALL FEATURES AND BENEFITS MAY NOT BE AVAILABLE IN ALL CONTRACTS, IN ALL STATES OR FROM ALL SELLING BROKER-DEALERS. YOU MAY CONTACT US TO PURCHASE ANY VERSION OF THE CONTRACT IF A VERSION IS NOT OFFERED BY THE SELLING BROKER-DEALER. FOR A STATE-BY-STATE DESCRIPTION OF ALL MATERIAL VARIATIONS OF THIS CONTRACT, SEE APPENDIX V LATER IN THIS PROSPECTUS.

For more detailed information, we urge you to read the contents of this Prospectus, as well as your contract. This Prospectus is a disclosure document and describes all of the contract's material features, benefits, rights and obligations, as well as other information. The Prospectus should be read carefully before investing. Please feel free to speak with your financial professional, or call us, if you have any questions.

CURRENTLY, YOU MAY PURCHASE A SERIES ADV CONTRACT ONLY IF YOU ARE A PARTICIPANT IN AN ACCOUNT ESTABLISHED UNDER A FEE-BASED PROGRAM SPONSORED AND MAINTAINED BY A REGISTERED BROKER-DEALER OR OTHER FINANCIAL INTERMEDIARY WE APPROVE (INCLUDING AXA ADVISORS, LLC. ONE OF THE DISTRIBUTORS OF THE CONTRACTS AND AN AFFILIATE OF AXA EQUITABLE). WE MAY, IN THE FUTURE, OFFER SERIES ADV CONTRACTS THROUGH OTHER MEANS. THE FEES AND EXPENSES OF A FEE-BASED PROGRAM ARE SEPARATE FROM AND IN ADDITION TO THE FEES AND EXPENSES OF THE CONTRACT AND GENERALLY PROVIDE FOR VARIOUS BROKERAGE SERVICES. IF YOU PURCHASE A SERIES ADV CONTRACT THROUGH A FEE-BASED ARRANGEMENT AND LATER TERMINATE THE ARRANGEMENT, YOUR CONTRACT WILL CONTINUE IN FORCE. THERE MAY BE CHARGES ASSOCIATED WITH THE FEE-BASED ARRANGEMENT SHOULD YOU DECIDE TO NO LONGER PARTICIPATE IN THE ARRANGEMENT. PLEASE CONSULT WITH YOUR PROGRAM SPONSOR FOR MORE DETAILS ABOUT YOUR FEE-BASED PROGRAM.

OTHER CONTRACTS

We offer a variety of fixed and variable annuity contracts. They may offer features, including investment options, and have fees and charges, that are different from those in the contracts offered by this Prospectus. Not every contract we issue, including some described in this Prospectus, is offered through every selling broker-dealer. Some selling broker-dealers may not offer and/or limit the offering of certain features or options, as well as limit the availability of the contracts, based on issue age or other criteria established by the selling broker-dealer. Upon request, your financial professional can show you information regarding other AXA Equitable annuity contracts that he or she distributes. You can also contact us to find out more about the availability of any of the AXA Equitable annuity contracts.

You should work with your financial professional to decide whether one or more optional benefits are appropriate for you based on a thorough analysis of your particular insurance needs, financial objectives, investment goals, time horizons and risk tolerance.

14  RETIREMENT CORNERSTONE(R) SERIES AT A GLANCE -- KEY FEATURES

Fee table

--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning and surrendering the contract. Each of the charges and expenses is more fully described in "Charges and expenses" later in this Prospectus.

The first table describes fees and expenses that you will pay at the time that you surrender the contract or if you make certain withdrawals, transfers or request special services. Charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state, may also apply./(1)/

-------------------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE AT THE TIME YOU REQUEST CERTAIN TRANSACTIONS
-------------------------------------------------------------------------------------------------------------------
Maximum withdrawal charge as a percentage of contributions
withdrawn (deducted if you surrender your contract or make
certain withdrawals or apply your cash value to certain        SERIES B SERIES CP(R)   SERIES L SERIES C SERIES ADV
payout options)./(2)/                                          7.00%    8.00%/(6)/     8.00%    N/A      N/A
-------------------------------------------------------------------------------------------------------------------
Charge for each additional transfer in excess of 12
transfers per contract year:/(3)/
                                                                               Maximum Charge: $35
                                                                                Current Charge: $0
-------------------------------------------------------------------------------------------------------------------
SPECIAL SERVICES CHARGES:
 .   Wire transfer charge                                      Current and Maximum Charge:      $90
 .   Express mail charge                                       Current and Maximum Charge:      $35
 .   Duplicate contract charge                                 Current and Maximum Charge:      $35
-------------------------------------------------------------------------------------------------------------------
The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including the underlying trust portfolio fees and expenses.
-------------------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE ON EACH CONTRACT DATE ANNIVERSARY
-------------------------------------------------------------------------------------------------------------------
Maximum annual administrative charge/(4)/

   If your account value on a contract date anniversary is     $30
   less than $50,000/(5)/

   If your account value on a contract date anniversary is     $0
   $50,000 or more
-------------------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR VARIABLE INVESTMENT OPTIONS EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY
 NET ASSETS
-------------------------------------------------------------------------------------------------------------------
SEPARATE ACCOUNT ANNUAL EXPENSES /(6)/:                        SERIES B SERIES CP(R)   SERIES L SERIES C SERIES ADV
Operations                                                     0.80%    0.95%          1.10%    1.10%    0.35%
Administration                                                 0.30%    0.35%          0.30%    0.25%    0.20%
Distribution                                                   0.20%    0.25%          0.25%    0.35%    0.10%
                                                               -----    -----          -----    -----    -----
Total separate account annual expenses ("Contract fee")        1.30%    1.55%          1.65%    1.70%    0.65%
-------------------------------------------------------------------------------------------------------------------
 CHARGES WE DEDUCT FROM YOUR ACCOUNT VALUE EACH YEAR IF YOU FUND ANY OF THE FOLLOWING OPTIONAL
 BENEFITS
-------------------------------------------------------------------------------------------------------------------
GUARANTEED MINIMUM DEATH BENEFIT CHARGE (Calculated as a
percentage of the applicable benefit base./(7) /Deducted
annually/(8) /on each contract date anniversary for which
the benefit is in effect.)

   Return of Principal death benefit                           No Charge

   Highest Anniversary Value death benefit                     0.25% (current and maximum)
-------------------------------------------------------------------------------------------------------------------
"Greater of" death benefit

   Maximum Charge (if the Roll-up to age 85 benefit base       1.10%
   resets, we reserve the right to increase your charge up
   to):

   Current Charge:                                             0.95%
-------------------------------------------------------------------------------------------------------------------
GUARANTEED INCOME BENEFIT CHARGE (Calculated as a
percentage of the GIB benefit base/(7)/. Deducted
annually/(8)/ on each contract date anniversary for which
the benefit is in effect.)

   Maximum Charge (if the GIB benefit base resets, we          1.25%
   reserve the right to increase your charge up to):

   Current Charge:                                             0.95%
-------------------------------------------------------------------------------------------------------------------

                                                                  FEE TABLE  15

You also bear your proportionate share of all fees and expenses paid by a Portfolio that corresponds to any variable investment option you are using. This table shows the lowest and highest total operating expenses charged by any of the Portfolios that you will pay periodically during the time that you own the contract. These fees and expenses are reflected in the Portfolio's net asset value each day. Therefore, they reduce the investment return of the Portfolio and the related variable investment option. Actual fees and expenses are likely to fluctuate from year to year. More detail concerning each Portfolio's fees and expenses is contained in the prospectus for the Portfolio.

---------------------------------------------------------------------------------------------------
 PORTFOLIO OPERATING EXPENSES EXPRESSED AS AN ANNUAL PERCENTAGE OF DAILY NET ASSETS
---------------------------------------------------------------------------------------------------
Total Annual Portfolio Operating Expenses for 2011 (expenses that are deducted from  Lowest Highest
Portfolio assets including management fees, 12b-1 fees, service fees, and/or other
expenses)/(9)/                                                                       0.62%  2.74%
---------------------------------------------------------------------------------------------------

Notes:

(1)The current tax charge that might be imposed varies by jurisdiction and currently ranges from 0% to 3.5%.

(2)Deducted upon a withdrawal of amounts in excess of the free withdrawal amount, if applicable:

   The withdrawal charge percentage we use is determined by the contract year in which you make the withdrawal, surrender your contract to receive its cash value, or surrender your contract to apply your cash value to a non-life contingent annuity payment option. For each contribution, we consider the contract year in which we receive that contribution to be "contract year 1").

Contract Year  Series B Series CP(R) Series L
-------------  -------- ------------ --------
    1.........  7.00%      8.00%      8.00%
    2.........  7.00%      8.00%      7.00%
    3.........  6.00%      7.00%      6.00%
    4.........  6.00%      6.00%      5.00%
    5.........  5.00%      5.00%      0.00%
    6.........  3.00%      4.00%      0.00%
    7.........  1.00%      3.00%      0.00%
    8.........  0.00%      2.00%      0.00%
    9.........  0.00%      1.00%      0.00%
    10+.......  0.00%      0.00%      0.00%

(3)Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for transfers in excess of 12 transfers per con- tract year. We will charge no more than $35 for each transfer at the time each transfer is processed. See "Transfer charge" under "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.

(4)If the contract is surrendered or annuitized or a death benefit is paid on any date other than the contract date anniversary, we will deduct a pro rata portion of the administrative charge for that year.

(5)During the first two contract years this charge, if applicable, is equal to the lesser of $30 or 2% of your Total account value. Thereafter, the charge, if applicable, is $30 for each contract year.

(6)In connection with the separate account annual expenses, these charges compensate us for certain risks we assume and expenses we incur under the contract. We expect to make a profit from these charges. For Series CP(R) contracts, both the contract fee and the withdrawal charge compensate us for the expense associated with the Credit.

(7)The benefit base is not an account value or cash value. Your initial benefit base is equal to your initial contribution or transfer to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for transfers to the Protection with Investment Performance variable investment options. For Series CP(R) contracts, your initial benefit base does not include the Credit. Subsequent adjustments to the applicable benefit base and the investment performance of the Protection with Investment Performance account may result in a "benefit base" that is significantly different from your total contributions or future transfers to, or account value in, the Protection with Investment Performance account. See "Guaranteed minimum death benefits" and "Guaranteed income benefit" in "Contract features and benefits" later in this Prospectus.

(8)If the contract is surrendered or annuitized, or a death benefit is paid, or the benefit is dropped (if applicable), on any date other than the contract date anniversary, we will deduct a pro rata portion of the charge for that year.

(9)"Total Annual Portfolio Operating Expenses" are based, in part, on estimated amounts for options added during the fiscal year 2011, if applicable, and for the underlying Portfolios. In addi- tion, the "Lowest" represents the total annual operating expenses of the EQ/Equity 500 Index Portfolio and EQ/Small Company Index Portfolio. The "Highest" represents the total annual operating expenses of the Guggenheim VT Multi-Hedge Strategies Portfolio.

EXAMPLES

These examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses, and underlying trust fees and expenses (including the underlying portfolio fees and expenses).

The first example below shows the expenses that a hypothetical contract owner (who has elected the "Greater of" death benefit with the Guaranteed income benefit) would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge calculated as a percentage of contract value, as follows: Series B: 0.013%; Series CP(R): 0.009%; Series L: 0.008%; Series C: 0.008%; and Series ADV:
0.006%. As discussed immediately below, the example further assumes the highest minimum Deferral bonus Roll-up rate of 8% is applied to the GIB benefit base and Annual Roll-up to age 85 benefit base annually. The example assumes the maximum charges that would apply based on a 5% return for the "Greater of" death benefit

16  FEE TABLE
and Guaranteed income benefit, both of which are calculated as a percentage of each Guaranteed benefit's benefit base. The example also assumes there has not been a withdrawal from the Protection with Investment Performance account.

In this example, we assume the highest minimum Deferral bonus Roll-up rate of 8% that can be applied to the GIB and Roll-up to age 85 benefit bases. We do this because this will result in the highest minimum GIB benefit base and "Greater of" death benefit base. Since the charges for the GIB and "Greater of" death benefit are calculated as a percentage of their applicable benefit bases, the examples show the maximum charges under these assumptions. We reserve the right to declare a Deferral bonus Roll-up rate in excess of 8%. A higher Deferral bonus Roll-up rate could result in a higher GIB benefit base and "Greater of" death benefit base. However, since we cannot predict how high your Deferral bonus Roll-up rate might be, we have based the example on a Deferral bonus Roll-up rate of 8%, which is the highest rate available under the Deferral bonus Ten-Year Treasuries Formula Rate. See "Deferral bonus Roll-up rate" under "Guaranteed income benefit" in "Contract features and benefits."

Amounts allocated to the Special DCA programs (as available) are not covered by these examples. The annual administrative charge and any applicable withdrawal charge do apply to amounts allocated to the Special DCA programs.

The example assumes that you invest $10,000 in the Protection with Investment Performance variable investment options for the time periods indicated, and that your investment has a 5% return each year. The example for Series CP(R) contracts assumes that a 4% Credit was applied to your contribution. Other than the annual administrative charge and the charges for the Guaranteed benefits (which are described immediately above), the example also assumes separate account annual expenses and that amounts are allocated to the Protection with Investment Performance variable investment options that invest in Portfolios with (a) the maximum fees and expenses, and (b) the minimum fees and expenses (before expense limitations). The Protection with Investment Performance variable investment options with the maximum and minimum underlying Portfolio fees and expenses are AXA Tactical Manager 400 and EQ/Core Bond Index, respectively. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

----------------------------------------------------------------------------------------------------
                                                    SERIES B
----------------------------------------------------------------------------------------------------
                                                           IF YOU ANNUITIZE AT THE END OF THE
                                                           APPLICABLE TIME PERIOD, AND SELECT A
                     IF YOU SURRENDER YOUR CONTRACT AT THE NON-LIFE CONTINGENT PERIOD CERTAIN
                     END OF THE APPLICABLE TIME PERIOD     ANNUITY OPTION WITH LESS THAN FIVE YEARS
----------------------------------------------------------------------------------------------------
                     1 YEAR   3 YEARS   5 YEARS  10 YEARS  1 YEAR    3 YEARS   5 YEARS   10 YEARS
----------------------------------------------------------------------------------------------------
(a)assuming maximum
   fees and
   expenses of any
   of the Portfolios $1,331   $2,525    $3,768    $6,874    N/A      $2,525    $3,768     $6,874
----------------------------------------------------------------------------------------------------
(b)assuming minimum
   fees and
   expenses of any
   of the Portfolios $1,108   $1,880    $2,734    $5,044    N/A      $1,880    $2,734     $5,044
----------------------------------------------------------------------------------------------------
                                                   SERIES CP(R)
----------------------------------------------------------------------------------------------------
                                                           IF YOU ANNUITIZE AT THE END OF THE
                                                           APPLICABLE TIME PERIOD, AND SELECT A
                     IF YOU SURRENDER YOUR CONTRACT AT THE NON-LIFE CONTINGENT PERIOD CERTAIN
                     END OF THE APPLICABLE TIME PERIOD     ANNUITY OPTION WITH LESS THAN FIVE YEARS
----------------------------------------------------------------------------------------------------
                     1 YEAR   3 YEARS   5 YEARS  10 YEARS  1 YEAR    3 YEARS   5 YEARS   10 YEARS
----------------------------------------------------------------------------------------------------
(a)assuming maximum
   fees and
   expenses of any
   of the Portfolios $1,475   $2,753    $3,973    $7,245    N/A      $2,753    $3,973     $7,245
----------------------------------------------------------------------------------------------------
(b)assuming minimum
   fees and
   expenses of any
   of the Portfolios $1,243   $2,085    $2,908    $5,383    N/A      $2,085    $2,908     $5,383
----------------------------------------------------------------------------------------------------
                                                    SERIES L
----------------------------------------------------------------------------------------------------
                                                           IF YOU ANNUITIZE AT THE END OF THE
                                                           APPLICABLE TIME PERIOD, AND SELECT A
                     IF YOU SURRENDER YOUR CONTRACT AT THE NON-LIFE CONTINGENT PERIOD CERTAIN
                     END OF THE APPLICABLE TIME PERIOD     ANNUITY OPTION WITH LESS THAN FIVE YEARS
----------------------------------------------------------------------------------------------------
                     1 YEAR   3 YEARS   5 YEARS  10 YEARS  1 YEAR    3 YEARS   5 YEARS   10 YEARS
----------------------------------------------------------------------------------------------------
(a)assuming maximum
   fees and
   expenses of any
   of the Portfolios $1,467   $2,628    $3,427    $7,134    N/A      $2,628    $3,427     $7,134
----------------------------------------------------------------------------------------------------
(b)assuming minimum
   fees and
   expenses of any
   of the Portfolios $1,244   $1,987    $2,409    $5,372    N/A      $1,987    $2,409     $5,372

----------------------------------------------------

----------------------------------------------------

                      IF YOU DO NOT SURRENDER YOUR
                       CONTRACT AT THE END OF THE
                         APPLICABLE TIME PERIOD
----------------------------------------------------
                     1 YEAR 3 YEARS 5 YEARS 10 YEARS
----------------------------------------------------
(a)assuming maximum
   fees and
   expenses of any
   of the Portfolios  $631  $1,925  $3,268   $6,874
----------------------------------------------------
(b)assuming minimum
   fees and
   expenses of any
   of the Portfolios  $408  $1,280  $2,234   $5,044
----------------------------------------------------

----------------------------------------------------

                      IF YOU DO NOT SURRENDER YOUR
                       CONTRACT AT THE END OF THE
                         APPLICABLE TIME PERIOD
----------------------------------------------------
                     1 YEAR 3 YEARS 5 YEARS 10 YEARS
----------------------------------------------------
(a)assuming maximum
   fees and
   expenses of any
   of the Portfolios  $675  $2,053  $3,473   $7,245
----------------------------------------------------
(b)assuming minimum
   fees and
   expenses of any
   of the Portfolios  $443  $1,385  $2,408   $5,383
----------------------------------------------------

----------------------------------------------------

                      IF YOU DO NOT SURRENDER YOUR
                       CONTRACT AT THE END OF THE
                         APPLICABLE TIME PERIOD
----------------------------------------------------
                     1 YEAR 3 YEARS 5 YEARS 10 YEARS
----------------------------------------------------
(a)assuming maximum
   fees and
   expenses of any
   of the Portfolios  $667  $2,028  $3,427   $7,134
----------------------------------------------------
(b)assuming minimum
   fees and
   expenses of any
   of the Portfolios  $444  $1,387  $2,409   $5,372

------------------------------------------------------------------------------------------------------------------------------
                                                 SERIES C
------------------------------------------------------------------------------------------------------------------------------
                                                        IF YOU SURRENDER OR DO NOT
                                                      SURRENDER YOUR CONTRACT AT THE END OF IF YOU ANNUITIZE AT THE END OF THE
                                                        THE APPLICABLE TIME PERIOD              APPLICABLE TIME PERIOD
------------------------------------------------------------------------------------------------------------------------------
                                                      1 YEAR   3 YEARS   5 YEARS  10 YEARS  1 YEAR    3 YEARS 5 YEARS 10 YEARS
------------------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                                          $672    $2,042    $3,450    $7,171    N/A      $2,042  $3,450   $7,171
------------------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                                          $450    $1,403    $2,434    $5,418    N/A      $1,403  $2,434   $5,418
------------------------------------------------------------------------------------------------------------------------------

                                                                  FEE TABLE  17

-----------------------------------------------------------------------------------------------------------------------
                                           SERIES ADV
-----------------------------------------------------------------------------------------------------------------------
                                              IF YOU SURRENDER OR DO NOT
                                            SURRENDER YOUR CONTRACT AT THE END OF   IF YOU ANNUITIZE AT THE END OF THE
                                              THE APPLICABLE TIME PERIOD                APPLICABLE TIME PERIOD
-----------------------------------------------------------------------------------------------------------------------
                                            1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR  3 YEARS  5 YEARS  10 YEARS
-----------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                                $562    $1,729    $2,958     $6,352     N/A    $1,729   $2,958    $6,352
-----------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                                $339    $1,074    $1,894     $4,387     N/A    $1,074   $1,894    $4,387
-----------------------------------------------------------------------------------------------------------------------

The next example shows the expenses that a hypothetical contract owner who has opted out of all optional benefits that have fees associated with them would pay in the situations illustrated. These examples use an estimated average annual administrative charge based on anticipated sales and contract sizes, which results in an estimated annual administrative charge calculated as a percentage of contract value, as follows: Series B: 0.013%; Series CP(R):
0.009%; Series L: 0.008%; Series C: 0.008%; and Series ADV: 0.006%.

The example assumes amounts are allocated to the most expensive and least expensive Portfolio. Amounts allocated to the guaranteed interest option and the Special DCA programs (as available) are not covered by these examples. The annual administrative charge and any applicable withdrawal charge do apply to amounts allocated to the guaranteed interest option and the Special DCA programs.

The example assumes that you invest $10,000 in the Investment Performance variable investment options for the time periods indicated, and that your investment has a 5% return each year. The example for Series CP(R) contracts assumes that a 4% Credit was applied to your contribution. Other than the annual administrative charge (which is described immediately above), the example also assumes maximum contract charges and total annual expenses of the Portfolios (before expense limitations) invested in by the Investment Performance variable investment options set forth in the previous charts. The Investment Performance variable investment options with the maximum and minimum underlying Portfolio fees and expenses are Guggenheim VT Multi-Hedge Strategies and EQ/Equity 500 Index, respectively. Each example should not be considered a representation of past or future expenses for each option. Actual expenses may be greater or less than those shown. Similarly, the annual rate of return assumed in each example is not an estimate or guarantee of future investment performance. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

---------------------------------------------------------------------------------------------------------------
                                                           SERIES B
---------------------------------------------------------------------------------------------------------------
                                                                 IF YOU ANNUITIZE AT THE END OF THE
                               IF YOU SURRENDER YOUR CONTRACT    APPLICABLE TIME PERIOD, AND SELECT A NON-LIFE
                                           AT THE                   CONTINGENT PERIOD CERTAIN
                               END OF THE APPLICABLE TIME PERIOD ANNUITY OPTION WITH LESS THAN FIVE YEARS
---------------------------------------------------------------------------------------------------------------
                               1 YEAR   3 YEARS 5 YEARS 10 YEARS 1 YEAR     3 YEARS     5 YEARS    10 YEARS
---------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                  $1,126   $1,886  $2,659   $4,401   N/A       $1,886      $2,659      $4,401
---------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                  $  903   $1,227  $1,577   $2,323   N/A       $1,227      $1,577      $2,323
---------------------------------------------------------------------------------------------------------------
                                                          SERIES CP(R)
---------------------------------------------------------------------------------------------------------------
                                                                 IF YOU ANNUITIZE AT THE END OF THE
                               IF YOU SURRENDER YOUR CONTRACT AT APPLICABLE TIME PERIOD, AND SELECT A NON-LIFE
                               THE END OF THE APPLICABLE TIME       CONTINGENT PERIOD CERTAIN
                                           PERIOD                ANNUITY OPTION WITH LESS THAN FIVE YEARS
---------------------------------------------------------------------------------------------------------------
                               1 YEAR   3 YEARS 5 YEARS 10 YEARS 1 YEAR     3 YEARS     5 YEARS    10 YEARS
---------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                  $1,269   $2,115  $2,870   $4,798   N/A       $2,115      $2,870      $4,798
---------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                  $1,038   $1,433  $1,756   $2,692   N/A       $1,433      $1,756      $2,692
---------------------------------------------------------------------------------------------------------------
                                                           SERIES L
---------------------------------------------------------------------------------------------------------------
                                                                 IF YOU ANNUITIZE AT THE END OF THE
                               IF YOU SURRENDER YOUR CONTRACT AT APPLICABLE TIME PERIOD, AND SELECT A NON-LIFE
                               THE END OF THE APPLICABLE TIME       CONTINGENT PERIOD CERTAIN
                                           PERIOD                ANNUITY OPTION WITH LESS THAN FIVE YEARS
---------------------------------------------------------------------------------------------------------------
                               1 YEAR   3 YEARS 5 YEARS 10 YEARS 1 YEAR     3 YEARS     5 YEARS    10 YEARS
---------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                  $1,262   $1,991  $2,326   $4,698   N/A       $1,991      $2,326      $4,698
---------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                  $1,039   $1,336  $1,260   $2,693   N/A       $1,336      $1,260      $2,693
---------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------

--------------------------------------------------------------

                                IF YOU DO NOT SURRENDER YOUR
                                 CONTRACT AT THE END OF THE
                                   APPLICABLE TIME PERIOD
--------------------------------------------------------------
                               1 YEAR 3 YEARS 5 YEARS 10 YEARS
--------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                   $426  $1,286  $2,159   $4,401
--------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                   $203  $  627  $1,077   $2,323
--------------------------------------------------------------

--------------------------------------------------------------

                                IF YOU DO NOT SURRENDER YOUR
                                 CONTRACT AT THE END OF THE
                                   APPLICABLE TIME PERIOD
--------------------------------------------------------------
                               1 YEAR 3 YEARS 5 YEARS 10 YEARS
--------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                   $469  $1,415  $2,370   $4,798
--------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                   $238  $  733  $1,256   $2,692
--------------------------------------------------------------

--------------------------------------------------------------

                                IF YOU DO NOT SURRENDER YOUR
                                 CONTRACT AT THE END OF THE
                                   APPLICABLE TIME PERIOD
--------------------------------------------------------------
                               1 YEAR 3 YEARS 5 YEARS 10 YEARS
--------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                   $462  $1,391  $2,326   $4,698
--------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                   $239  $  736  $1,260   $2,693
--------------------------------------------------------------

                                                                   SERIES C
------------------------------------------------------------------------------------------------------
                                                                  IF YOU SURRENDER OR DO NOT
                                                                SURRENDER YOUR CONTRACT AT THE END OF
                                                                  THE APPLICABLE TIME PERIOD
------------------------------------------------------------------------------------------------------
                                                                1 YEAR   3 YEARS   5 YEARS  10 YEARS
------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and expenses of any of the Portfolios   $467    $1,406    $2,350    $4,740
------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and expenses of any of the Portfolios   $244    $  752    $1,286    $2,745
------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------

                                                                IF YOU ANNUITIZE AT THE END OF THE
                                                                    APPLICABLE TIME PERIOD
--------------------------------------------------------------------------------------------------
                                                                1 YEAR    3 YEARS 5 YEARS 10 YEARS
--------------------------------------------------------------------------------------------------
(a)assuming maximum fees and expenses of any of the Portfolios   N/A      $1,406  $2,350   $4,740
--------------------------------------------------------------------------------------------------
(b)assuming minimum fees and expenses of any of the Portfolios   N/A      $  752  $1,286   $2,745
--------------------------------------------------------------------------------------------------

18  FEE TABLE

-----------------------------------------------------------------------------------------------------------------------
                                           SERIES ADV
-----------------------------------------------------------------------------------------------------------------------
                                              IF YOU SURRENDER OR DO NOT
                                            SURRENDER YOUR CONTRACT AT THE END OF   IF YOU ANNUITIZE AT THE END OF THE
                                              THE APPLICABLE TIME PERIOD                APPLICABLE TIME PERIOD
-----------------------------------------------------------------------------------------------------------------------
                                            1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR  3 YEARS  5 YEARS  10 YEARS
-----------------------------------------------------------------------------------------------------------------------
(a)assuming maximum fees and
   expenses of any of the
   Portfolios                                $357    $1,085    $1,835     $3,805     N/A    $1,085   $1,835    $3,805
-----------------------------------------------------------------------------------------------------------------------
(b)assuming minimum fees and
   expenses of any of the
   Portfolios                                $134    $  417    $  721     $1,583     N/A    $  417   $  721    $1,583
-----------------------------------------------------------------------------------------------------------------------

For information on how your contract works under certain hypothetical circumstances, please see Appendix IV at the end of this Prospectus.

CONDENSED FINANCIAL INFORMATION

Please see Appendix I at the end of this Prospectus for the unit values and the number of units outstanding as of the end of the periods shown for each of the variable investment options available as of December 31, 2011.

                                                                  FEE TABLE  19

1. Contract features and benefits


--------------------------------------------------------------------------------

HOW YOU CAN PURCHASE AND CONTRIBUTE TO YOUR CONTRACT

You may purchase a contract by making payments to us that we call "contributions." We can refuse to accept an application from you or any contribution from you at any time, including after you purchase the contract. We require a minimum contribution amount for each type of contract purchased. Maximum contribution limitations also apply. The tables in Appendix IX summarize our current rules regarding contributions to your contract, which are subject to change. Both the owner and annuitant named in the contract must meet the issue age requirements shown in the table, and contributions are based on the age of the older of the original owner and annuitant.

--------------------------------------------------------------------------------
We reserve the right to change our current limitations on your contributions and to discontinue acceptance of contributions.
--------------------------------------------------------------------------------

We currently do not accept any contribution to your contract if: (i) the aggregate contributions under one or more Retirement Cornerstone(R) Series contracts with the same owner or annuitant would then total more than $1,500,000, or (ii) the aggregate contributions under all AXA Equitable annuity accumulation contracts with the same owner or annuitant would then total more than $2,500,000. We may waive these and other contribution limitations based on certain criteria that we determine, including Guaranteed benefits, issue age, aggregate contributions, variable investment option allocations and selling broker-dealer compensation. These and other contribution limitations may not be applicable in your state. For a state-by-state description of all material variations of the contracts, see Appendix V later in this Prospectus.

You may not contribute or transfer more than $1,500,000 to your Protection with Investment Performance variable investment options and a Special DCA program with amounts designated for the Protection with Investment Performance variable investment options.

Once a withdrawal is taken from your Protection with Investment Performance account, you cannot make additional contributions to your Protection with Investment Performance account, either directly or through a new Special DCA program. You may, however, be able to continue to make transfers from your Investment Performance account to the Protection with Investment Performance variable investment options until such time you make a subsequent contribution to your Investment Performance account. Scheduled transfers from an existing Special DCA program will continue through to the program's conclusion.

We may accept less than the minimum initial contribution under a contract if an aggregate amount of Retirement Cornerstone(R) Series contracts, respectively, purchased at the same time by an individual (including spouse) meet the minimum.

--------------------------------------------------------------------------------
The "owner" is the person who is the named owner in the contract and, if an individual, is the measuring life for determining contract benefits. The "annuitant" is the person who is the measuring life for determining the contract's maturity date. The annuitant is not necessarily the contract owner. Where the owner of a contract is non-natural, the annuitant is the measuring life for determining contract benefits.
--------------------------------------------------------------------------------

Upon advance notice to you, we may exercise certain rights we have under the contract regarding contributions, including our rights to:

..   Change our contribution requirements and limitations and our transfer rules, including to:

   -- increase or decrease our minimum contribution requirements and increase or decrease our maximum contribution limitations;

   -- discontinue the acceptance of subsequent contributions to the contract;

   -- discontinue the acceptance of subsequent contributions and/or transfers into one or more of the variable investment options and/or guaranteed interest option; and

   -- discontinue the acceptance of subsequent contributions and/or transfers into the Protection with Investment Performance variable investment options.

..   Default certain contributions and transfers designated for a Protection with Investment Performance variable investment option(s) to the corresponding Investment Performance variable investment option(s), which invests in the same underlying Portfolio(s). See "Automatic Quarterly Rebalancing" under "Allocating your contributions" later in this section.

..   Further limit the number of variable investment options you may invest in at any one time.

..   Limit or terminate new contributions or transfers to an investment option.

WE RESERVE THE RIGHT IN OUR SOLE DISCRETION TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE LIMITATIONS ON CONTRIBUTIONS AND TRANSFERS INTO THE CONTRACT AND/OR CERTAIN INVESTMENT OPTIONS. IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS.

OWNER AND ANNUITANT REQUIREMENTS

Under NQ contracts, the annuitant can be different from the owner. Only natural persons can be joint owners. This means that an entity such as a corporation cannot be a joint owner. For Series C and Series ADV contracts, we do not permit partnerships or limited liability

20  CONTRACT FEATURES AND BENEFITS
corporations to be owners. We also reserve the right to prohibit availability of this contract to other non-natural owners.

For NQ contracts (with a single owner, joint owners, or a non-natural owner) we permit the naming of joint annuitants only when the contract is purchased through an exchange that is intended not to be taxable under Section 1035 of the Internal Revenue Code and only where the joint annuitants are spouses.

Under all IRA contracts, the owner and annuitant must be the same person. In some cases, an IRA contract may be held in a custodial individual retirement account for the benefit of the individual annuitant. See "Inherited IRA Beneficiary continuation contract" later in this section for Inherited IRA owner and annuitant requirements.

For the Spousal continuation feature to apply, the spouses must either be joint owners, or, for Single owner contracts, the surviving spouse must be the sole primary beneficiary. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules. Certain same-sex spouses or civil union partners may not be eligible for tax benefits under federal law and in some circumstances will be required to take post-death distributions that dilute or eliminate the value of the contractual benefit.

In general, we will not permit a contract to be owned by a minor unless it is pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act in your state.

Under QP contracts, the owner must be the qualified plan trust and the annuitant must be a plan participant/employee. See Appendix II at the end of this Prospectus for more information regarding QP contracts.

Certain benefits under your contract, as described in this Prospectus, are based on the age of the owner. If the owner of the contract is not a natural person, these benefits will be based on the age of the annuitant. Under QP contracts, all benefits are based on the age of the annuitant. In this Prospectus, when we use the terms OWNER and JOINT OWNER, we intend these to be references to ANNUITANT and JOINT ANNUITANT, respectively, if the contract has a non-natural owner. Unless otherwise stated, if the contract is jointly owned or is issued to a non-natural owner, benefits are based on the age of the older joint owner or older joint annuitant, as applicable.

PURCHASE CONSIDERATIONS FOR A CHARITABLE REMAINDER TRUST

(This section only applies to Series B, Series L, and Series ADV contracts.)

If you are purchasing the contract to fund a charitable remainder trust and allocate any account value to the Protection with Investment Performance account, you should strongly consider "split-funding": that is, the trust holds investments in addition to this Retirement Cornerstone(R) Series contract. Charitable remainder trusts are required to make specific distributions. The charitable remainder trust annual distribution requirement may be equal to a percentage of the donated amount or a percentage of the current value of the donated amount. The required distribution may have an adverse impact on the value of your Guaranteed benefits.

Series CP(R) and Series C contracts are not available for purchase by charitable remainder trusts.

HOW YOU CAN MAKE YOUR CONTRIBUTIONS

Except as noted below, contributions must be by check drawn on a U.S. bank, in U.S. dollars, and made payable to AXA Equitable. We may also apply contributions made pursuant to an intended Section 1035 tax-free exchange or a direct transfer. For an IRA contract (traditional or Roth) your initial contribution must be a direct transfer contribution from another IRA contract (traditional or Roth, as the case may be) or a rollover from an IRA or other eligible retirement plan. We do not accept starter checks or travelers' checks. All checks are subject to our ability to collect the funds. We reserve the right to reject a payment if it is received in an unacceptable form or not in accordance with our administrative procedures.

If your contract is sold by a financial professional of AXA Advisors, AXA Advisors will direct us to hold your initial contribution, whether received via check or wire, in a non-interest bearing "Special Bank Account for the Exclusive Benefit of Customers" while AXA Advisors ensures your application is complete and that suitability standards are met. AXA Advisors will either complete this process or instruct us to return your contribution to you within the applicable Financial Industry Regulatory Authority, Inc. ("FINRA") time requirements. Upon timely and successful completion of this review, AXA Advisors will instruct us to transfer your contribution into our non-interest bearing suspense account and transmit your application to us, so that we can consider your application for processing.

--------------------------------------------------------------------------------
The "contract date" is the effective date of a contract. This usually is the business day we receive the properly completed and signed application, along with any other required documents, and your initial contribution. Your contract date will be shown in your contract. The 12 month period beginning on your contract date and each 12 month period after that date is a "contract year."
The end of each 12 month period is your "contract date anniversary." For example, if your contract date is May 1, your contract date anniversary is
April 30.
--------------------------------------------------------------------------------

If your application is in good order when we receive it for application processing purposes, your contribution will be applied within two business days. If any information we require to issue your contract is missing or unclear, we will hold your contribution while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf. We will then return the contribution to you, unless you or your financial professional acting on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

If your financial professional is with a selling broker-dealer other than AXA Advisors, your initial contribution must generally be accompanied by a completed application and any other form we need to process the payments. If any information is missing or unclear, we will hold the contribution, whether received via check or wire, in a non-interest bearing suspense account while we try to obtain this information. If we are unable to obtain all of the information we require within five business days after we receive an incomplete application or form, we will inform the financial professional submitting the application on your behalf.

                                              CONTRACT FEATURES AND BENEFITS 21

We will then return the contribution to you unless you or your financial professional on your behalf, specifically direct us to keep your contribution until we receive the required information. The contribution will be applied as of the date we receive the missing information.

--------------------------------------------------------------------------------
Our "business day" is generally any day the New York Stock Exchange is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. For more information about our business day and our pricing of transactions, please see "Dates and prices at which contract events occur" in "More information" later in this Prospectus.
--------------------------------------------------------------------------------

WHAT ARE YOUR INVESTMENT OPTIONS UNDER THE CONTRACT?

Your investment options are the following:

..   Protection with Investment Performance variable investment options (used to fund Guaranteed benefits)

..   Investment Performance variable investment options

..   Guaranteed interest option

..   the account for special money market dollar cost averaging (Series C,
    Series CP(R) and Series ADV contracts only)

..   the account for special dollar cost averaging (Series B and Series L contracts only)

As noted throughout this Prospectus, all eligible contracts will be issued with the GIB unless you opt out at the time you apply for your contract. Also, all eligible contracts will be issued with the Return of Principal death benefit unless you make an alternate election of the Highest Anniversary Value death benefit or "Greater of" death benefit. Your Guaranteed benefits do not need to be funded at issue. Also, any applicable charges will not be assessed until you fund your Protection with Investment Performance account. The Protection with Investment Performance variable investment options are used to fund these benefits.

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for future transfers to the Protection with Investment Performance variable investment options will fund your Guaranteed benefits. These amounts will be included in the respective benefit bases of your Guaranteed benefits and will become part of your Protection with Investment Performance account value. All amounts allocated to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for Protection with Investment Performance variable investment options are subject to the terms and conditions of the Guaranteed benefits under your contract.

If you allocate to investment options available to fund your Guaranteed benefits, you may later decide to change your allocation instructions in order to increase, decrease or stop the funding of your Guaranteed benefits. Also, if you have a Guaranteed benefit, there is no requirement that you must fund it either at issue or on any future date.

IF YOU HAVE A GUARANTEED BENEFIT AND ALLOCATE ANY AMOUNT TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS OR A SPECIAL DCA PROGRAM WITH AMOUNTS DESIGNATED FOR FUTURE TRANSFERS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU ARE FUNDING THE GUARANTEED BENEFITS UNDER YOUR CONTRACT. NO OTHER ACTION IS REQUIRED OF YOU. IF YOU DO NOT WISH TO FUND A GUARANTEED BENEFIT, YOU SHOULD NOT ALLOCATE CONTRIBUTIONS OR MAKE TRANSFERS TO YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT. SEE "ALLOCATING YOUR CONTRIBUTIONS" LATER IN THIS PROSPECTUS.

Once you allocate amounts to the Protection with Investment Performance variable investment options, such amounts may be transferred among the Protection with Investment Performance variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the Investment Performance variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. For more information, see "Transferring your money among investment options" later in this Prospectus.

The table below shows the current Protection with Investment Performance variable investment options and Investment Performance variable investment options available to you. It is important to note that the Protection with Investment Performance variable investment options are also available as Investment Performance variable investment options. The Protection with Investment Performance variable investment options invest in the same Portfolios as the corresponding Investment Performance variable investment options.

-----------------------------------------------------------------------------
 PROTECTION WITH INVESTMENT PERFORMANCE
 VARIABLE INVESTMENT OPTIONS
-----------------------------------------------------------------------------
 AXA STRATEGIC ALLOCATION
-----------------------------------------------------------------------------
AXA Balanced Strategy                   AXA Moderate Growth Strategy
AXA Conservative Growth Strategy        EQ/AllianceBernstein Dynamic Wealth
AXA Conservative Strategy                Strategies
-----------------------------------------------------------------------------
 FIXED INCOME
-----------------------------------------------------------------------------
EQ/Core Bond Index
EQ/Intermediate Government Bond Index
-----------------------------------------------------------------------------
 EQUITY
-----------------------------------------------------------------------------
AXA Growth Strategy                     AXA Tactical Manager 500
AXA Tactical Manager International      AXA Tactical Manager 2000
AXA Tactical Manager 400
-----------------------------------------------------------------------------

22  CONTRACT FEATURES AND BENEFITS

----------------------------------------------------------------------------------
 INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS
----------------------------------------------------------------------------------
All Asset Growth-Alt 20                   EQ/Templeton Global Equity
AllianceBernstein VPS Balanced Wealth     EQ/Van Kampen Comstock
 Strategy                                 EQ/Wells Fargo Omega Growth
AllianceBernstein VPS International       Fidelity(R) VIP Asset Manager: Growth
 Growth                                   Fidelity(R) VIP Contrafund(R)
American Century VP Large Company         Fidelity(R) VIP Freedom 2015
 Value                                    Fidelity(R) VIP Freedom 2020
American Century VP Mid Cap Value         Fidelity(R) VIP Freedom 2025
AXA Aggressive Allocation                 Fidelity(R) VIP Freedom 2030
AXA Balanced Strategy                     Fidelity(R) VIP Mid Cap
AXA Conservative Growth Strategy          Fidelity(R) VIP Strategic Income
AXA Conservative Strategy                 Franklin Income Securities
AXA Growth Strategy                       Franklin Strategic Income Securities
AXA Moderate Allocation                   Franklin Templeton VIP Founding Funds
AXA Moderate Growth Strategy               Allocation
AXA Moderate-Plus Allocation              Goldman Sachs VIT Mid Cap Value
AXA Tactical Manager 2000                 Guggenheim VT Managed Futures
AXA Tactical Manager 400                   Strategy
AXA Tactical Manager 500                  Guggenheim VT Multi-Hedge Strategies
AXA Tactical Manager International        Invesco V.I. Diversified Dividend
BlackRock Global Allocation V.I. Fund     Invesco V.I. Global Real Estate
BlackRock Large(R) Cap Growth V.I. Fund   Invesco V.I High Yield
EQ/AllianceBernstein Dynamic Wealth       Invesco V.I. International Growth
 Strategies                               Invesco V.I. Mid Cap Core Equity
EQ/AllianceBernstein Small Cap Growth     Invesco V.I. Small Cap Equity
EQ/AXA Franklin Small Cap Value Core      Invesco Van Kampen V.I. American
EQ/BlackRock Basic Value Equity            Franchise
EQ/Boston Advisors Equity Income          Ivy Funds VIP Asset Strategy
EQ/Capital Guardian Research              Ivy Funds VIP Dividend Opportunities
EQ/Common Stock Index                     Ivy Funds VIP Energy
EQ/Core Bond Index                        Ivy Funds VIP Global Natural Resources
EQ/Davis New York Venture                 Ivy Funds VIP High Income
EQ/Equity 500 Index                       Ivy Funds VIP Mid Cap Growth
EQ/Franklin Core Balanced                 Ivy Funds VIP Science and Technology
EQ/Franklin Templeton Allocation          Ivy Funds VIP Small Cap Growth
EQ/GAMCO Mergers and Acquisitions         Lazard Retirement Emerging Markets
EQ/GAMCO Small Company Value               Equity
EQ/Global Bond PLUS                       Lord Abbett Bond Debenture
EQ/Global Multi-Sector Equity             Lord Abbett Classic Stock
EQ/Intermediate Government Bond           Lord Abbett Growth Opportunities
EQ/International Core PLUS                MFS(R) International Value
EQ/International Equity Index             MFS(R) Investors Growth Stock Series
EQ/International ETF                      MFS(R) Investors Trust Series
EQ/International Value PLUS               MFS(R) Technology
EQ/JPMorgan Value Opportunities           MFS(R) Utilities Series
EQ/Large Cap Growth Index                 Mutual Shares Securities
EQ/Large Cap Growth PLUS                  PIMCO VIT CommodityRealReturn(R)
EQ/Large Cap Value Index                   Strategy
EQ/Large Cap Value PLUS                   PIMCO VIT Emerging Markets Bond
EQ/MFS International Growth               PIMCO VIT Real Return
EQ/Mid Cap Index                          PIMCO VIT Total Return
EQ/Mid Cap Value PLUS                     ProFund VP Biotechnology
EQ/Money Market                           T.Rowe Price Health Sciences
EQ/Montag & Caldwell Growth                Portfolio II
EQ/Morgan Stanley Mid Cap Growth          Templeton Developing Markets
EQ/Mutual Large Cap Equity                 Securities
EQ/Oppenheimer Global                     Templeton Foreign Securities
EQ/PIMCO Ultra Short Bond                 Templeton Global Bond Securities
EQ/Small Company Index                    Templeton Growth Securities
EQ/T. Rowe Price Growth Stock             Van Eck VIP Global Hard Assets
----------------------------------------------------------------------------------

If you decide to participate in a Special DCA program, any amounts allocated to the program that are designated for future transfers to the Protection with Investment Performance variable investment options will be included in the Protection with Investment Performance account value. Any amounts allocated to a Special DCA program that are designated for future transfers to the Investment Performance variable investment options and the guaranteed interest option will be included in your Investment Performance account value. As discussed later in this section, the Special DCA programs allow you to gradually allocate amounts to available investment options through periodic transfers. You can allocate to either or both Investment Performance and Protection with Investment Performance variable investment options as part of your Special DCA program. See "Allocating your contributions" later in this section.

VARIABLE INVESTMENT OPTIONS

Your investment results in any one of the variable investment options will depend on the investment performance of the underlying Portfolios. You can lose your principal when investing in the variable investment options. In periods of poor market performance, the net return, after charges and expenses, may result in negative yields, including for the EQ/Money Market variable investment option. Listed below are the currently available Portfolios, their investment objectives their investment manager(s) and/or sub-adviser(s). We may, at any time, exercise our rights to limit or terminate your contributions, allocations and transfers to any of the variable investment options (including the Protection with Investment Performance variable investment options) and to limit the number of variable investment options which you may select.

                                              CONTRACT FEATURES AND BENEFITS 23

PORTFOLIOS OF THE TRUSTS

We offer both affiliated and unaffiliated Trusts, which in turn offer one or more Portfolios. AXA Equitable Funds Management Group, LLC, a wholly owned subsidiary of AXA Equitable, serves as the investment manager of the Portfolios of AXA Premier VIP Trust and EQ Advisors Trust. For some Portfolios, AXA Equitable Funds Management Group, LLC has entered into sub-advisory agreements with investment advisers (the "sub-advisers") to carry out the day-to-day investment decisions for the Portfolios. As such, AXA Equitable Funds Management Group, LLC oversees the activities of the sub-advisers with respect to the Trusts and is responsible for retaining or discontinuing the services of those sub-advisers. The chart below indicates the sub-adviser(s) for each Portfolio, if any. The chart below also shows the currently available Portfolios and their investment objectives.

You should be aware that AXA Advisors, LLC and AXA Distributors, LLC (together, the "Distributors") directly or indirectly receive 12b-1 fees from affiliated Portfolios for providing certain distribution and/or shareholder support services. These fees will not exceed 0.25% of the Portfolios' average daily net assets. The affiliated Portfolios' sub-advisers and/or their affiliates may also contribute to the cost of expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the sub-advisers' respective Portfolios. It may be more profitable for us to offer affiliated Portfolios than to offer unaffiliated Portfolios.

AXA Equitable or the Distributors may directly or indirectly receive 12b-1 fees and additional payments from certain unaffiliated Portfolios, their advisers, sub-advisers, distributors or affiliates, for providing certain administrative, marketing, distribution and/or shareholder support services. These fees and payments range from 0% to 0.60% of the unaffiliated Portfolios' average daily net assets. The Distributors may also receive payments from the advisers or sub-advisers of the unaffiliated Portfolios or their affiliates for certain distribution services, including expenses for sales meetings or seminar sponsorships that may relate to the contracts and/or the advisers' respective Portfolios.

As a contract owner, you may bear the costs of some or all of these fees and payments through your indirect investment in the Portfolios. (See the Portfolios' prospectuses for more information.) These fees and payments will reduce the underlying Portfolios' investment returns. AXA Equitable may profit from these fees and payments.

AXA Equitable considers the availability of these fees and payment arrangements during the selection process for the underlying Portfolios. These fees and payment arrangements may create an incentive for us to select Portfolios (and classes of shares of Portfolios) that pay us higher amounts.

The AXA Strategic Allocation Portfolios, the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio offer contract owners a convenient opportunity to invest in other Portfolios that are managed and have been selected for inclusion in the AXA Strategic Allocation Portfolios, the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio by AXA Equitable Funds Management Group, LLC. AXA Advisors, LLC, an affiliated broker-dealer of AXA Equitable, may promote the benefits of such Portfolios to contract owners and/or suggest, incidental to the sale of the contract, that contract owners consider whether allocating some or all of their account value to such Portfolios is consistent with their desired investment objectives. In doing so, AXA Equitable, and/or its affiliates, may be subject to conflicts of interest insofar as AXA Equitable may derive greater revenues from the AXA Strategic Allocation Portfolios, the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio than certain other Portfolios available to you under your contract. Please see "Allocating your contributions" later in this section for more information about your role in managing your allocations.

As described in more detail in the underlying Portfolio prospectuses, the AXA Tactical Manager Portfolios, the AXA Strategic Allocation Portfolios, the AXA Allocation Portfolios and the EQ/Franklin Templeton Allocation Portfolio use futures and options to reduce the Portfolio's equity exposure during periods when certain market indicators indicate that market volatility is high. This strategy is designed to reduce the risk of market losses from investing in equity securities. However, this strategy may result in periods of underperformance, including those when the specified benchmark index is appreciating, but market volatility is high. As a result, your account value may rise less than it would have without these defensive actions. If you have the GIB or other Guaranteed benefit, this strategy may also indirectly suppress the value of the Guaranteed benefit bases.

You should be aware that having the GIB or other Guaranteed benefits limits your ability to invest in some of the variable investment options otherwise available to you under the contract. If you do not have the GIB or other Guaranteed benefits then, unless otherwise stated in this Prospectus, you may select from the variable investment options listed below. See "Allocating your contributions" under "Contract features and benefits" for more information about the investment restrictions under your contract.

The investment strategies of the Portfolios and the restrictions on investment options are designed to reduce the overall volatility of your account value. The reduction in volatility permits us to more effectively and efficiently provide the guarantees under the contract. These approaches, while reducing volatility, may also suppress the investment performance of your contract and the value of your Guaranteed benefit bases.

------------------------------------------------------------------------------------------------------------------------
 AXA PREMIER VIP                                                                 INVESTMENT MANAGER (OR SUB-ADVISER(S),
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                                 AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------------
AXA AGGRESSIVE ALLOCATION  Class A     Seeks long-term capital appreciation.        AXA Equitable Funds Management
                                                                                       Group, LLC
------------------------------------------------------------------------------------------------------------------------
AXA MODERATE ALLOCATION    Class A     Seeks long-term capital appreciation and     AXA Equitable Funds Management
                                       current income.                                 Group, LLC
------------------------------------------------------------------------------------------------------------------------
AXA MODERATE-PLUS          Class A     Seeks long-term capital appreciation and     AXA Equitable Funds Management
  ALLOCATION                           current income, with a greater emphasis         Group, LLC
                                       on capital appreciation.
------------------------------------------------------------------------------------------------------------------------

24  CONTRACT FEATURES AND BENEFITS

-------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS                                                                      INVESTMENT MANAGER (OR SUB-ADVISER(S),
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                                  AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------------
ALL ASSET GROWTH-ALT       Class IA    Seeks long-term capital appreciation and     AXA Equitable Funds Management
  20/(1)/                              current income.                                 Group, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA BALANCED               Class IB    Seeks long-term capital appreciation and     AXA Equitable Funds Management
  STRATEGY/(2)/                        current income.                                 Group, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE GROWTH    Class IB    Seeks current income and growth of capi-     AXA Equitable Funds Management
  STRATEGY/(2)/                        tal, with a greater emphasis on current         Group, LLC
                                       income.
-------------------------------------------------------------------------------------------------------------------------
AXA CONSERVATIVE           Class IB    Seeks a high level of current income.        AXA Equitable Funds Management
  STRATEGY/(2)/                                                                        Group, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA GROWTH STRATEGY/(2)/   Class IB    Seeks long-term capital appreciation and     AXA Equitable Funds Management
                                       current income, with a greater emphasis         Group, LLC
                                       on capital appreciation.
-------------------------------------------------------------------------------------------------------------------------
AXA MODERATE GROWTH        Class IB    Seeks long-term capital appreciation and     AXA Equitable Funds Management
  STRATEGY/(2)/                        current income, with a greater emphasis         Group, LLC
                                       on current income.
-------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER       Class IB    Seeks to achieve long-term growth of         AllianceBernstein L.P.
  400/(2)/                             capital with an emphasis on risk-adjusted    AXA Equitable Funds Management
                                       returns and managing volatility in the          Group, LLC
                                       Portfolio.                                   BlackRock Investment
                                                                                       Management, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER       Class IB    Seeks to achieve long-term growth of         AllianceBernstein L.P.
  500/(2)/                             capital with an emphasis on risk-adjusted    AXA Equitable Funds Management
                                       returns and managing volatility in the          Group, LLC
                                       Portfolio.                                   BlackRock Investment
                                                                                       Management, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER       Class IB    Seeks to achieve long-term growth of         AllianceBernstein L.P.
  2000/(2)/                            capital with an emphasis on risk-adjusted    AXA Equitable Funds Management
                                       returns and managing volatility in the          Group, LLC
                                       Portfolio.                                   BlackRock Investment
                                                                                       Management, LLC
-------------------------------------------------------------------------------------------------------------------------
AXA TACTICAL MANAGER       Class IB    Seeks to achieve long-term growth of         AllianceBernstein L.P.
  INTERNATIONAL/(2)/                   capital with an emphasis on risk-adjusted    AXA Equitable Funds Management
                                       returns and managing volatility in the          Group, LLC
                                       Portfolio.                                   BlackRock Investment
                                                                                       Management, LLC
-------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN       Class IB    Seeks to achieve total return from long-     AllianceBernstein L.P.
  DYNAMIC WEALTH                       term growth of capital and income.
  STRATEGIES/(2)/
-------------------------------------------------------------------------------------------------------------------------
EQ/ALLIANCEBERNSTEIN       Class IA    Seeks to achieve long-term growth of         AllianceBernstein L.P.
  SMALL CAP GROWTH                     capital.
-------------------------------------------------------------------------------------------------------------------------
EQ/AXA FRANKLIN SMALL      Class IA    Seeks to achieve long-term total return      AXA Equitable Funds Management
  CAP VALUE CORE                       with an emphasis on risk-adjusted returns       Group, LLC
                                       and managing volatility in the Portfolio.    BlackRock Investment
                                                                                       Management, LLC
                                                                                    Franklin Advisory Services, LLC
-------------------------------------------------------------------------------------------------------------------------
EQ/BLACKROCK BASIC         Class IA    Seeks to achieve capital appreciation and    BlackRock Investment
  VALUE EQUITY                         secondarily, income.                            Management, LLC
-------------------------------------------------------------------------------------------------------------------------
EQ/BOSTON ADVISORS         Class IA    Seeks a combination of growth and in-        Boston Advisors, LLC
  EQUITY INCOME                        come to achieve an above-average and
                                       consistent total return.
-------------------------------------------------------------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 25

------------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS                                                                           INVESTMENT MANAGER (OR SUB-ADVISER(S),
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                                       AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------------------
EQ/CAPITAL GUARDIAN        Class IA    Seeks to achieve long-term growth of             Capital Guardian Trust Company
  RESEARCH                             capital.
------------------------------------------------------------------------------------------------------------------------------
EQ/COMMON STOCK INDEX      Class IA    Seeks to achieve a total return before           AllianceBernstein L.P.
                                       expenses that approximates the total re-
                                       turn performance of the Russell 3000 In-
                                       dex, including reinvestment of dividends,
                                       at a risk level consistent with that of the
                                       Russell 3000 Index.
------------------------------------------------------------------------------------------------------------------------------
EQ/CORE BOND INDEX/(2)/    Class IB    Seeks to achieve a total return before           AXA Equitable Funds Management
                                       expenses that approximates the total re-            Group, LLC
                                       turn performance of the Barclays Inter-          SSgA Funds Management, Inc.
                                       mediate U.S. Government/Credit Index,
                                       including reinvestment of dividends, at a
                                       risk level consistent with that of the Bar-
                                       clays Intermediate U.S. Government/
                                       Credit Index.
------------------------------------------------------------------------------------------------------------------------------
EQ/DAVIS NEW YORK VENTURE  Class IA    Seeks to achieve long-term growth of             Davis Selected Advisers, L.P.
                                       capital.
------------------------------------------------------------------------------------------------------------------------------
EQ/EQUITY 500 INDEX        Class IA    Seeks to achieve a total return before ex-       AllianceBernstein L.P.
                                       penses that approximates the total return
                                       performance of the S&P 500 Index, includ-
                                       ing reinvestment of dividends, at a risk level
                                       consistent with that of the S&P 500 Index.
------------------------------------------------------------------------------------------------------------------------------
EQ/FRANKLIN CORE BALANCED  Class IA    Seeks to maximize income while                   AXA Equitable Funds Management
                                       maintaining prospects for capital                   Group, LLC
                                       appreciation with an emphasis on risk-           BlackRock Investment
                                       adjusted returns and managing volatility            Management, LLC
                                       in the Portfolio.                                Franklin Advisers, Inc.
------------------------------------------------------------------------------------------------------------------------------
EQ/FRANKLIN TEMPLETON      Class IA    Primarily seeks capital appreciation and         AXA Equitable Funds Management
  ALLOCATION                           secondarily seeks income.                           Group, LLC
------------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO MERGERS AND       Class IA    Seeks to achieve capital appreciation.           GAMCO Asset Management, Inc.
  ACQUISITIONS
------------------------------------------------------------------------------------------------------------------------------
EQ/GAMCO SMALL             Class IA    Seeks to maximize capital appreciation.          GAMCO Asset Management, Inc.
  COMPANY VALUE
------------------------------------------------------------------------------------------------------------------------------
EQ/GLOBAL BOND PLUS        Class IA    Seeks to achieve capital growth and cur-         AXA Equitable Funds Management
                                       rent income.                                        Group, LLC
                                                                                        BlackRock Investment
                                                                                           Management, LLC
                                                                                        First International Advisors, LLC
                                                                                        Wells Capital Management, Inc.
------------------------------------------------------------------------------------------------------------------------------
EQ/GLOBAL MULTI-SECTOR     Class IA    Seeks to achieve long-term capital               AXA Equitable Funds Management
  EQUITY                               appreciation with an emphasis on risk-              Group, LLC
                                       adjusted returns and managing volatility         BlackRock Investment
                                       in the Portfolio.                                   Management, LLC
                                                                                        Morgan Stanley Investment
                                                                                           Management Inc.
------------------------------------------------------------------------------------------------------------------------------

26  CONTRACT FEATURES AND BENEFITS

---------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS                                                                        INVESTMENT MANAGER (OR SUB-ADVISER(S),
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                                    AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------
EQ/INTERMEDIATE            Class IB    Seeks to achieve a total return before         AXA Equitable Funds Management
  GOVERNMENT BOND                      expenses that approximates the total re-          Group, LLC
  /(2)(3)/                             turn performance of the Barclays Inter-        SSgA Funds Management, Inc.
                                       mediate U.S. Government Bond Index,
                                       including reinvestment of dividends, at a
                                       risk level consistent with that of the Bar-
                                       clays Intermediate U.S. Government Bond
                                       Index.
---------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL CORE      Class IA    Seeks to achieve long-term growth of           AXA Equitable Funds Management
  PLUS                                 capital with an emphasis on risk-adjusted         Group, LLC
                                       returns and managing volatility in the         BlackRock Investment Manage-
                                       Portfolio.                                        ment, LLC
                                                                                      Hirayama Investments, LLC
                                                                                      WHV Investment Management
---------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL ETF       Class IA    Seeks long-term capital appreciation.          AXA Equitable Funds Management
                                                                                         Group, LLC
---------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL EQUITY    Class IA    Seeks to achieve a total return (before        AllianceBernstein L.P.
  INDEX                                expenses) that approximates the total
                                       return performance of a composite index
                                       comprised of 40% Dow Jones EURO
                                       STOXX 50 Index, 25% FTSE 100 Index,
                                       25% TOPIX Index and 10% S&P/ASX 200
                                       Index, including reinvestment of divi-
                                       dends, at a risk level consistent with that
                                       of the composite index.
---------------------------------------------------------------------------------------------------------------------------
EQ/INTERNATIONAL VALUE     Class IA    Seeks to provide current income and long-      AXA Equitable Funds Management
  PLUS                                 term growth of income, accompanied by             Group, LLC
                                       growth of capital with an emphasis on          BlackRock Investment Manage-
                                       risk-adjusted returns and managing                ment, LLC
                                       volatility in the Portfolio.                   Northern Cross, LLC
---------------------------------------------------------------------------------------------------------------------------
EQ/JPMORGAN VALUE          Class IA    Seeks to achieve long-term capital             J.P. Morgan Investment
  OPPORTUNITIES                        appreciation.                                     Management Inc.
---------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH INDEX  Class IA    Seeks to achieve a total return before         AllianceBernstein L.P.
                                       expenses that approximates the total re-
                                       turn performance of the Russell 1000
                                       Growth Index, including reinvestment of
                                       dividends at a risk level consistent with
                                       that of the Russell 1000 Growth Index.
---------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP GROWTH PLUS   Class IA    Seeks to provide long-term capital growth      AXA Equitable Funds Management
                                       with an emphasis on risk-adjusted returns         Group, LLC
                                       and managing volatility in the Portfolio.      BlackRock Investment Manage-
                                                                                         ment, LLC
                                                                                      Marsico Capital Management, LLC
---------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE INDEX   Class IA    Seeks to achieve a total return before         SSgA Funds Management, Inc.
                                       expenses that approximates the total re-
                                       turn performance of the Russell 1000
                                       Value Index, including reinvestment of
                                       dividends, at a risk level consistent with
                                       that of the Russell 1000 Value Index.
---------------------------------------------------------------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 27

---------------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS                                                                        INVESTMENT MANAGER (OR SUB-ADVISER(S),
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                                    AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------
EQ/LARGE CAP VALUE PLUS    Class IA    Seeks to achieve long-term growth of          AllianceBernstein L.P.
                                       capital with an emphasis on risk-adjusted     AXA Equitable Funds Management
                                       returns and managing volatility in the           Group, LLC
                                       Portfolio.
---------------------------------------------------------------------------------------------------------------------------
EQ/MFS INTERNATIONAL       Class IA    Seeks to achieve capital appreciation.        Massachesetts Financial Services
  GROWTH                                                                                Company, which operates under
                                                                                        the name of MFS Investment
                                                                                        Management
---------------------------------------------------------------------------------------------------------------------------
EQ/MID CAP INDEX           Class IA    Seeks to achieve a total return before        SSgA Funds Management, Inc.
                                       expenses that approximates the total re-
                                       turn performance of the S&P Mid Cap
                                       400 Index, including reinvestment of divi-
                                       dends, at a risk level consistent with that
                                       of the S&P Mid Cap 400 Index.
---------------------------------------------------------------------------------------------------------------------------
EQ/MID CAP VALUE PLUS      Class IA    Seeks to achieve long-term capital            AXA Equitable Funds Management
                                       appreciation with an emphasis on risk            Group, LLC
                                       adjusted returns and managing volatility      BlackRock Investment
                                       in the Portfolio.                                Management, LLC
                                                                                     Wellington Management Company, LLP
---------------------------------------------------------------------------------------------------------------------------
EQ/MONEY MARKET            Class IA    Seeks to obtain a high level of current       The Dreyfus Corporation
                                       income, preserve its assets and maintain
                                       liquidity.
---------------------------------------------------------------------------------------------------------------------------
EQ/MONTAG & CALDWELL       Class IA    Seeks to achieve capital appreciation.        Montag & Caldwell, LLC
  GROWTH
---------------------------------------------------------------------------------------------------------------------------
EQ/MORGAN STANLEY MID      Class IA    Seeks to achieve capital growth.              Morgan Stanley Investment
  CAP GROWTH                                                                            Management Inc.
---------------------------------------------------------------------------------------------------------------------------
EQ/MUTUAL LARGE CAP        Class IA    Seeks to achieve capital appreciation,        AXA Equitable Funds Management
  EQUITY                               which may occasionally be short-term,            Group, LLC
                                       with an emphasis on risk adjusted returns     BlackRock Investment
                                       and managing volatility in the Portfolio.        Management, LLC
                                                                                     Franklin Mutual Advisers, LLC
---------------------------------------------------------------------------------------------------------------------------
EQ/OPPENHEIMER GLOBAL      Class IA    Seeks to achieve capital appreciation.        OppenheimerFunds, Inc.
---------------------------------------------------------------------------------------------------------------------------
EQ/PIMCO ULTRA SHORT BOND  Class IA    Seeks to generate a return in excess of       Pacific Investment Management
                                       traditional money market products while          Company, LLC
                                       maintaining an emphasis on preservation
                                       of capital and liquidity.
---------------------------------------------------------------------------------------------------------------------------
EQ/SMALL COMPANY INDEX     Class IA    Seeks to replicate as closely as possible     AllianceBernstein L.P.
                                       (before the deduction of Portfolio ex-
                                       penses) the total return of the Russell
                                       2000 Index.
---------------------------------------------------------------------------------------------------------------------------
EQ/T. ROWE PRICE GROWTH    Class IA    Seeks to achieve long-term capital appre-     T. Rowe Price Associates, Inc.
  STOCK                                ciation and secondarily, income.
---------------------------------------------------------------------------------------------------------------------------
EQ/TEMPLETON GLOBAL        Class IA    Seeks to achieve long-term capital growth     AXA Equitable Funds Management
  EQUITY                               with an emphasis on risk adjusted returns        Group, LLC
                                       and managing volatility in the Portfolio.     BlackRock Investment
                                                                                        Management, LLC
                                                                                     Templeton Investment Counsel, LLC
---------------------------------------------------------------------------------------------------------------------------

28  CONTRACT FEATURES AND BENEFITS

----------------------------------------------------------------------------------------------------------------------
 EQ ADVISORS                                                                   INVESTMENT MANAGER (OR SUB-ADVISER(S),
 TRUST PORTFOLIO NAME     SHARE CLASS  OBJECTIVE                               AS APPLICABLE)
----------------------------------------------------------------------------------------------------------------------
EQ/VAN KAMPEN COMSTOCK     Class IA    Seeks to achieve capital growth and in-    Invesco Advisers, Inc.
                                       come.
----------------------------------------------------------------------------------------------------------------------
EQ/WELLS FARGO OMEGA       Class IB    Seeks to achieve long-term capital         Wells Capital Management, Inc.
  GROWTH                               growth.

------------------------------------------------------------------------------------------------------------------------------
 AIM VARIABLE INSURANCE
 FUNDS (INVESCO VARIABLE
 INSURANCE FUNDS) -                                                                    INVESTMENT MANAGER (OR SUB-ADVISER(S),
 SERIES II PORTFOLIO NAME  OBJECTIVE                                                   AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------------------
INVESCO V.I. DIVERSIFIED   The fund's investment objective is to provide reasonable    Invesco Advisers, Inc.
  DIVIDEND FUND/(4)/       current income and long-term growth of income and
                           capital.
------------------------------------------------------------------------------------------------------------------------------
INVESCO V.I. GLOBAL REAL   The fund's investment objective is total return through     Invesco Advisers, Inc.
  ESTATE FUND              growth of capital and current income.                       Invesco Asset Management Limited
------------------------------------------------------------------------------------------------------------------------------
INVESCO V.I. HIGH YIELD    The fund's investment objective is total return comprised   Invesco Advisers, Inc.
  FUND                     of current income and capital appreciation.
------------------------------------------------------------------------------------------------------------------------------
INVESCO V.I.               The fund's investment objective is long-term growth of      Invesco Advisers, Inc.
  INTERNATIONAL GROWTH     capital.
  FUND
------------------------------------------------------------------------------------------------------------------------------
INVESCO V.I. MID CAP       The fund's investment objective is long-term growth of      Invesco Advisers, Inc.
  CORE EQUITY FUND         capital.
------------------------------------------------------------------------------------------------------------------------------
INVESCO V.I. SMALL CAP     The fund's investment objective is long-term growth of      Invesco Advisers, Inc.
  EQUITY FUND              capital.
------------------------------------------------------------------------------------------------------------------------------
INVESCO VAN KAMPEN V.I.    The fund's investment objective is to seek capital growth.  Invesco Advisers, Inc.
  AMERICAN FRANCHISE
  FUND/(5)/
------------------------------------------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN
 VARIABLE PRODUCT SERIES
 FUND, INC. - CLASS B                                                                  INVESTMENT MANAGER (OR SUB-ADVISER(S),
 PORTFOLIO NAME            OBJECTIVE                                                   AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS      The Portfolio's investment objective is to maximize total   AllianceBernstein L.P.
  BALANCED WEALTH          return consistent with the Adviser's determination of rea-
  STRATEGY PORTFOLIO       sonable risk.
------------------------------------------------------------------------------------------------------------------------------
ALLIANCEBERNSTEIN VPS      The Portfolio's investment objective is long-term growth    AllianceBernstein L.P.
  INTERNATIONAL GROWTH     of capital.
  PORTFOLIO
------------------------------------------------------------------------------------------------------------------------------
 AMERICAN CENTURY
 VARIABLE PORTFOLIOS,
 INC. - CLASS                                                                          INVESTMENT MANAGER (OR SUB-ADVISER(S),
 II PORTFOLIO NAME         OBJECTIVE                                                   AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP        The fund seeks long-term capital growth. Income is a        American Century Investment
  LARGE COMPANY VALUE      secondary objective.                                           Management, Inc.
  FUND
------------------------------------------------------------------------------------------------------------------------------
AMERICAN CENTURY VP MID    The fund seeks long-term capital growth. Income is a        American Century Investment
  CAP VALUE FUND           secondary objective.                                           Management, Inc.
------------------------------------------------------------------------------------------------------------------------------
 BLACKROCK VARIABLE
 SERIES FUNDS, INC. -                                                                  INVESTMENT MANAGER (OR SUB-ADVISER(S),
 CLASS III PORTFOLIO NAME  OBJECTIVE                                                   AS APPLICABLE)
------------------------------------------------------------------------------------------------------------------------------
BLACKROCK GLOBAL           To seek high total investment return.                       Advisor: BlackRock Advisors, LLC
  ALLOCATION V.I. FUND                                                                 Sub Advisor: BlackRock International
                                                                                          Limited
                                                                                       Sub Advisor: BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------------------
BLACKROCK LARGE CAP        Seeks long-term capital growth.                             Advisor: BlackRock Advisors, LLC
  GROWTH V.I. FUND                                                                     Sub Advisor: BlackRock Investment
                                                                                          Management, LLC
------------------------------------------------------------------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 29

-------------------------------------------------------------------------------------------------------------------------------
 FIDELITY(R) VARIABLE
 INSURANCE PRODUCTS
 (VIP) - SERVICE CLASS                                                                  INVESTMENT MANAGER (OR SUB-ADVISER(S),
 2 PORTFOLIO NAME         OBJECTIVE                                                     AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP ASSET     Seeks to maximize total return by allocating its assets       Fidelity Management & Research
  MANAGER: GROWTH         among stocks, bonds, short-term instruments, and other           Company (FMR)
  PORTFOLIO               investments.
-------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP           Seeks long-term capital appreciation.                         Fidelity Management & Research
  CONTRAFUND(R) PORTFOLIO                                                                  Company (FMR)
-------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP FREEDOM   The fund seeks high total return with a secondary ob-         Strategic Advisers
  2015 PORTFOLIO          jective of principal preservation as the fund approaches its target date and beyond.
-------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP FREEDOM   The fund seeks high total return with a secondary ob-         Strategic Advisers
  2020 PORTFOLIO          jective of principal preservation as the fund approaches its target date and beyond.
-------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP FREEDOM   The fund seeks high total return with a secondary ob-         Strategic Advisers
  2025 PORTFOLIO          jective of principal preservation as the fund approaches its target date and beyond.
-------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP FREEDOM   The fund seeks high total return with a secondary ob-         Strategic Advisers
  2030 PORTFOLIO          jective of principal preservation as the fund approaches its target date and beyond.
-------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP MID CAP   Seeks long-term growth of capital.                            Fidelity Management & Research
  PORTFOLIO                                                                                Company (FMR)
-------------------------------------------------------------------------------------------------------------------------------
FIDELITY(R) VIP           Seeks a high level of current income. The fund may also       Fidelity Management & Research
  STRATEGIC INCOME        seek capital appreciation.                                       Company (FMR)
  PORTFOLIO
-------------------------------------------------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON
 VARIABLE INSURANCE
 PRODUCTS TRUST - CLASS                                                                 INVESTMENT MANAGER (OR SUB-ADVISER(S),
 2 PORTFOLIO NAME         OBJECTIVE                                                     AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------------------
FRANKLIN INCOME           Seeks to maximize income while maintaining prospects          Franklin Advisers, Inc.
  SECURITIES FUND         for capital appreciation.
-------------------------------------------------------------------------------------------------------------------------------
FRANKLIN STRATEGIC        The Fund's principal investment goal is to seek a high        Franklin Advisers, Inc.
  INCOME SECURITIES FUND  level of current income. Its secondary goal is capital appreciation.
-------------------------------------------------------------------------------------------------------------------------------
FRANKLIN TEMPLETON VIP    The Fund's principal investment goal is capital apprecia-     Fund Administrator:
  FOUNDING FUNDS          tion. Its secondary goal is income.                           Franklin Templeton Services, LLC
  ALLOCATION FUND
-------------------------------------------------------------------------------------------------------------------------------
MUTUAL SHARES SECURITIES  The Fund's principal investment goal is capital apprecia-     Franklin Mutual Advisers, LLC
  FUND                    tion. Its secondary goal is income.
-------------------------------------------------------------------------------------------------------------------------------
TEMPLETON DEVELOPING      Seeks long-term capital appreciation.                         Templeton Asset Management Ltd.
  MARKETS SECURITIES FUND
-------------------------------------------------------------------------------------------------------------------------------
TEMPLETON FOREIGN         Seeks long-term capital growth.                               Templeton Investment Counsel, LLC
  SECURITIES FUND
-------------------------------------------------------------------------------------------------------------------------------
TEMPLETON GLOBAL BOND     Seeks high current income, consistent with preservation       Franklin Advisers, Inc.
  SECURITIES FUND         of capital. Capital appreciation is a secondary
                          consideration.
-------------------------------------------------------------------------------------------------------------------------------
TEMPLETON GROWTH          The Fund's investment goal is long-term capital growth.       Templeton Global Advisors, Limited
  SECURITIES FUND
-------------------------------------------------------------------------------------------------------------------------------
 GOLDMAN SACHS
 VARIABLE INSURANCE
 TRUST - SERVICE                                                                        INVESTMENT MANAGER (OR SUB-ADVISER(S),
 SHARES PORTFOLIO NAME    OBJECTIVE                                                     AS APPLICABLE)
-------------------------------------------------------------------------------------------------------------------------------
GOLDMAN SACHS VIT MID     Seeks long-term capital appreciation.                         Goldman Sachs Asset Management, L.P.
  CAP VALUE FUND
-------------------------------------------------------------------------------------------------------------------------------

30  CONTRACT FEATURES AND BENEFITS

----------------------------------------------------------------------------------------------
 GUGGENHEIM
 VARIABLE INSURANCE
 FUNDS PORTFOLIO NAME            OBJECTIVE
----------------------------------------------------------------------------------------------
   GUGGENHEIM VT MANAGED         Seeks to achieve positive absolute returns.
     FUTURES STRATEGY
     FUND/(6)/
----------------------------------------------------------------------------------------------
   GUGGENHEIM VT                 Seeks to deliver a return that has a low correlation to the
     MULTI-HEDGE STRATEGIES      returns of traditional stock and bond asset classes as well
     FUND/(7)/                   as provide capital appreciation.
----------------------------------------------------------------------------------------------
 IVY FUNDS VARIABLE
 INSURANCE PORTFOLIOS PORTFOLIO
 NAME                            OBJECTIVE
----------------------------------------------------------------------------------------------
   IVY FUNDS VIP ASSET           To seek to provide total return.
     STRATEGY
----------------------------------------------------------------------------------------------
   IVY FUNDS VIP DIVIDEND        To seek to provide total return.
     OPPORTUNITIES
----------------------------------------------------------------------------------------------
   IVY FUNDS VIP ENERGY          To seek to provide capital appreciation.

----------------------------------------------------------------------------------------------
   IVY FUNDS VIP GLOBAL          To seek to provide capital growth and appreciation.
     NATURAL RESOURCES

----------------------------------------------------------------------------------------------
   IVY FUNDS VIP HIGH INCOME     To seek to provide total return through a combination of
                                 high current income and capital appreciation.
----------------------------------------------------------------------------------------------
   IVY FUNDS VIP MID CAP         To seek to provide growth of capital.
     GROWTH
----------------------------------------------------------------------------------------------
   IVY FUNDS VIP SCIENCE         To seek to provide growth of capital.
     AND TECHNOLOGY
----------------------------------------------------------------------------------------------
   IVY FUNDS VIP SMALL CAP       To seek to provide growth of capital.
     GROWTH

------------------------------------------------------------------------
 GUGGENHEIM
 VARIABLE INSURANCE              INVESTMENT MANAGER (OR SUB-ADVISER(S),
 FUNDS PORTFOLIO NAME            AS APPLICABLE)
------------------------------------------------------------------------
   GUGGENHEIM VT MANAGED         Security Global Investors, LLC, which
     FUTURES STRATEGY               operates under the name Guggenheim
     FUND/(6)/                      Investments.
------------------------------------------------------------------------
   GUGGENHEIM VT                 Security Global Investors, LLC, which
     MULTI-HEDGE STRATEGIES         operates under the name Guggenheim
     FUND/(7)/                      Investments.
------------------------------------------------------------------------
 IVY FUNDS VARIABLE
 INSURANCE PORTFOLIOS PORTFOLIO  INVESTMENT MANAGER (OR SUB-ADVISER(S),
 NAME                            AS APPLICABLE)
------------------------------------------------------------------------
   IVY FUNDS VIP ASSET           Waddell & Reed Investment
     STRATEGY                       Management Company (WRIMCO)
------------------------------------------------------------------------
   IVY FUNDS VIP DIVIDEND        Waddell & Reed Investment
     OPPORTUNITIES                  Management Company (WRIMCO)
------------------------------------------------------------------------
   IVY FUNDS VIP ENERGY          Waddell & Reed Investment
                                    Management Company (WRIMCO)
------------------------------------------------------------------------
   IVY FUNDS VIP GLOBAL          Waddell & Reed Investment
     NATURAL RESOURCES              Management Company (WRIMCO)
                                 MacKenzie Financial Corporation
------------------------------------------------------------------------
   IVY FUNDS VIP HIGH INCOME     Waddell & Reed Investment
                                    Management Company (WRIMCO)
------------------------------------------------------------------------
   IVY FUNDS VIP MID CAP         Waddell & Reed Investment
     GROWTH                         Management Company (WRIMCO)
------------------------------------------------------------------------
   IVY FUNDS VIP SCIENCE         Waddell & Reed Investment
     AND TECHNOLOGY                 Management Company (WRIMCO)
------------------------------------------------------------------------
   IVY FUNDS VIP SMALL CAP       Waddell & Reed Investment
     GROWTH                         Management Company (WRIMCO)

---------------------------------------------------------------------------------------------------------------------------
 LAZARD RETIREMENT
 SERIES, INC. - SERVICE                                                             INVESTMENT MANAGER (OR SUB-ADVISER(S),
 SHARES PORTFOLIO NAME    OBJECTIVE                                                 AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------
LAZARD RETIREMENT         Seeks long-term capital appreciation.                       Lazard Asset Management LLC
  EMERGING MARKETS
  EQUITY PORTFOLIO
---------------------------------------------------------------------------------------------------------------------------
 LORD ABBETT SERIES
 FUND, INC. - CLASS                                                                 INVESTMENT MANAGER (OR SUB-ADVISER(S),
 VC PORTFOLIO NAME        OBJECTIVE                                                 AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------
LORD ABBETT BOND          The fund's investment objective is to seek high current     Lord, Abbett & Co. LLC.
  DEBENTURE PORTFOLIO     income and the opportunity for capital appreciation to
  (VC)                    produce a high total return.
---------------------------------------------------------------------------------------------------------------------------
LORD ABBETT CLASSIC       The fund's investment objective is growth of capital and    Lord, Abbett & Co. LLC.
  STOCK PORTFOLIO (VC)    growth of income consistent with reasonable risk.
---------------------------------------------------------------------------------------------------------------------------
LORD ABBETT GROWTH        The fund's investment objective is capital appreciation.    Lord, Abbett & Co. LLC.
  OPPORTUNITIES
  PORTFOLIO (VC)
---------------------------------------------------------------------------------------------------------------------------
 MFS(R) VARIABLE
 INSURANCE TRUSTS
 - SERVICE                                                                          INVESTMENT MANAGER (OR SUB-ADVISER(S),
 CLASS PORTFOLIO NAME     OBJECTIVE                                                 AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------
MFS(R) INTERNATIONAL      The fund's investment objective is to seek capital          Massachusetts Financial Services
  VALUE PORTFOLIO         appreciation.                                                  Company
---------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS GROWTH   The fund's investment objective is to seek capital          Massachusetts Financial Services
  STOCK SERIES            appreciation.                                                  Company
---------------------------------------------------------------------------------------------------------------------------
MFS(R) INVESTORS TRUST    The fund's investment objective is to seek capital          Massachusetts Financial Services
  SERIES                  appreciation.                                                  Company
---------------------------------------------------------------------------------------------------------------------------
MFS(R) TECHNOLOGY         The fund's investment objective is to seek capital          Massachusetts Financial Services
  PORTFOLIO               appreciation.                                                  Company
---------------------------------------------------------------------------------------------------------------------------
MFS(R) UTILITIES SERIES   The fund's investment objective is to seek total return.    Massachusetts Financial Services
                                                                                         Company
---------------------------------------------------------------------------------------------------------------------------

                                              CONTRACT FEATURES AND BENEFITS 31

----------------------------------------------------------------------------------------------------------------------------
 PIMCO VARIABLE
 INSURANCE TRUST
 - ADVISOR                                                                           INVESTMENT MANAGER (OR SUB-ADVISER(S),
 CLASS PORTFOLIO NAME     OBJECTIVE                                                  AS APPLICABLE)
----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT                 Seeks maximum real return consistent with prudent             Pacific Investment Management
  COMMODITYREALRETURN(R)  investment management.                                           Company LLC
  STRATEGY PORTFOLIO
----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT EMERGING        Seeks maximum total return, consistent with preservation      Pacific Investment Management
  MARKETS BOND PORTFOLIO  of capital and prudent investment management.                    Company LLC
----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT REAL RETURN     Seeks maximum real return, consistent with preservation       Pacific Investment Management
  PORTFOLIO               of real capital and prudent investment management.               Company LLC
----------------------------------------------------------------------------------------------------------------------------
PIMCO VIT TOTAL RETURN    Seeks maximum total return, consistent with preservation      Pacific Investment Management
  PORTFOLIO               of capital and prudent investment management.                    Company LLC
----------------------------------------------------------------------------------------------------------------------------
 PROFUNDS VP PORTFOLIO                                                               INVESTMENT MANAGER (OR SUB-ADVISER(S),
 NAME                     OBJECTIVE                                                  AS APPLICABLE)
----------------------------------------------------------------------------------------------------------------------------
PROFUND VP BIOTECHNOLOGY  Seeks daily investment results, before fees and expenses,     ProFund Advisors LLC
                          that correspond to the daily performance of the Dow
                          Jones U.S. Biotechnology/SM /Index.

---------------------------------------------------------------------------------------------------------------------------
 T. ROWE PRICE EQUITY
 SERIES, INC. PORTFOLIO                                                             INVESTMENT MANAGER (OR SUB-ADVISER(S),
 NAME                     OBJECTIVE                                                 AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------
T. ROWE PRICE HEALTH      Seeks long-term capital appreciation through investment      T. Rowe Price Associates, Inc.
  SCIENCES PORTFOLIO - II in companies expected to benefit from changes in the health care, medicine or life sciences fields.
---------------------------------------------------------------------------------------------------------------------------
 VAN ECK VIP TRUST - S                                                              INVESTMENT MANAGER (OR SUB-ADVISER(S),
 CLASS PORTFOLIO NAME     OBJECTIVE                                                 AS APPLICABLE)
---------------------------------------------------------------------------------------------------------------------------
VAN ECK VIP GLOBAL HARD   Seeks long-term capital appreciation by investing primar-    Van Eck Associates Corporation
  ASSETS FUND             ily in "hard asset" securities. Income is a secondary
                          consideration.
---------------------------------------------------------------------------------------------------------------------------

(1)This is the Portfolio's new name, effective on or about May 21, 2012, subject to regulatory approval. The Portfolio's former name was All Asset Allocation.
(2)This variable investment option is also available as a Protection with Investment Performance variable investment option should you decide to fund your Guaranteed benefits. For more information, please see "What are your investment options under the contract?" earlier in this section.
(3)This is the Portfolio's new name, effective on or about May 1, 2012. The Portfolio's former name was EQ/Intermediate Government Bond Index.
(4)This is the Portfolio's new name, effective on or about April 30, 2012. The Portfolio's former name was Invesco V.I. Dividend Growth Fund.
(5)On April 2, 2012, the shareholders of the Invesco V.I. Leisure Fund approved the Agreement and Plan of Reorganization (the ''Reorganization'') between Invesco V.I. Leisure Fund and Invesco Van Kampen V.I. American Franchise Fund (formerly, Invesco Van Kampen V.I. Capital Growth Fund) to take place on or about April 30, 2012. Accordingly, interests in the Invesco Van Kampen V.I. American Franchise variable investment option (the ''surviving option'') will replace interests in the Invesco V.I. Leisure variable investment option (the ''replaced option''). On the date of the Reorganization, we will move the assets from the replaced option into the surviving option. The value of your interest in the surviving option will be the same as it was in the replaced option. We will also automatically direct any contributions made to the replaced option to the surviving option. Any allocation election to the replaced option is considered an allocation election to the surviving option.
(6)This is the Portfolio's new name, effective on or about April 30, 2012. The Portfolio's former name was Rydex|SGI VT Managed Futures Strategy.
(7)On April 10, 2012, the shareholders of the Guggenheim VT Alternative Strategies Allocation (formerly, Rydex|SGI VT Alternative Strategies Allocation) approved the Agreement and Plan of Reorganization (the ''Reorganization'') between Guggenheim VT Alternative Strategies Allocation and Guggenheim VT Multi-Hedge Strategies Fund to take place on or about June 1, 2012. Accordingly, interests in the Guggenheim VT Multi-Hedge Strategies variable investment option (the ''surviving option'') will replace interests in Guggenheim VT Alternative Strategies Allocation (the ''replaced option''). On the date of the Reorganization, we will move the assets from the replaced option into the surviving option. The value of your interest in the surviving option will be the same as it was in the replaced option. We will also automatically direct any contributions made to the replaced option to the surviving option. Any allocation election to the replaced option will be considered an allocation election to the surviving option.

YOU SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, AND CHARGES AND EXPENSES OF THE PORTFOLIOS CAREFULLY BEFORE INVESTING. THE PROSPECTUSES FOR THE TRUSTS CONTAIN THIS AND OTHER IMPORTANT INFORMATION ABOUT THE PORTFOLIOS. THE PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE INVESTING. IN ORDER TO OBTAIN COPIES OF TRUST PROSPECTUSES THAT DO NOT ACCOMPANY THIS PROSPECTUS, YOU MAY CALL ONE OF OUR CUSTOMER SERVICE REPRESENTATIVES AT 1-800-789-7771.

32  CONTRACT FEATURES AND BENEFITS

GUARANTEED INTEREST OPTION

The guaranteed interest option is part of our general account and pays interest at guaranteed rates. We discuss our general account under "More information" later in this Prospectus. Any amounts allocated to the guaranteed interest option will not be included in your Protection with Investment Performance account value.

We credit interest daily to amounts in the guaranteed interest option. There are three levels of interest in effect at the same time in the guaranteed interest option:

(1)the minimum interest rate guaranteed over the life of the contract,

(2)the yearly guaranteed interest rate for the calendar year, and

(3)the current interest rate.

We set current interest rates periodically, based on our discretion and according to our procedures that we have in effect at the time. We reserve the right to change these procedures. All interest rates are effective annual rates, but before the deduction of annual administrative charges and any withdrawal charges (if applicable).

Your lifetime minimum rate is 1.00%. The data page for your contract shows the lifetime minimum rate. The minimum yearly rate will never be less than the lifetime minimum rate. The minimum yearly rate for 2012 is 1.00%. Current interest rates will never be less than the yearly guaranteed interest rate.

We assign an interest rate to each amount allocated to the guaranteed interest option. This rate is guaranteed for a specified period. Therefore, different interest rates may apply to different amounts in the guaranteed interest option.

Generally, contributions and transfers into and out of the guaranteed interest option are limited. See "Transferring your money among the investment options" later in this Prospectus for restrictions on transfers from the guaranteed interest option.

ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING. (Series B and L contracts only) The account for special dollar cost averaging is part of our general account. We pay interest at enhanced guaranteed rates in this account for specified time periods. However, we are under no obligation to offer enhanced guaranteed rates at any point in time. We will credit interest to the amounts that you have in the account for special dollar cost averaging every day. We set the interest rates periodically, based on our discretion and according to the procedures that we have. We reserve the right to change these procedures.

We guarantee to pay our current interest rate that is in effect on the date that your contribution is allocated to this account. Your guaranteed interest rate for the time period you select will be shown in your contract for an initial contribution. The rate will never be less than the lifetime minimum rate for the guaranteed interest option. See "Dollar cost averaging" later in this section for rules and restrictions that apply to the account for special dollar cost averaging.

ALLOCATING YOUR CONTRIBUTIONS

You may allocate your contributions to the Investment Performance variable investment options, the guaranteed interest option or one of our Special DCA programs (depending on what series of Retirement Cornerstone(R) you purchase). If you are eligible to have one or more Guaranteed benefits and you wish to fund them, you may allocate contributions to the Protection with Investment Performance variable investment options or one of our Special DCA programs (depending on what series of Retirement Cornerstone(R) you purchase). Also, we limit the number of variable investment options which you may select. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options.

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for future transfers to the Protection with Investment Performance variable investment options will fund your Guaranteed benefits. These amounts will be used to calculate your Guaranteed benefit bases and will become part of your Protection with Investment Performance account value.

For example:

You purchase a Series B contract with an initial contribution of $100,000 and have the GIB and the Highest Anniversary Value death benefit. You allocate $60,000 to the Protection with Investment Performance variable investment options and $40,000 to the Investment Performance variable investment options. The $60,000 will be included in your Protection with Investment Performance account value and will be used to calculate your GIB and Highest Anniversary Value benefit bases. $40,000 will be included in your Investment Performance account value.

Allocations must be whole percentages and you may change your allocations at any time. No more than 25% of any contribution to the contract may be allocated to the guaranteed interest option. The total of your allocations into all available investment options must equal 100%. We reserve the right to discontinue, and/or place additional limitations on, contributions and transfers to any of the variable investment options, including the Protection with Investment Performance variable investment options. We also reserve the right to discontinue acceptance of contributions into the contract. See "Additional limitations on contributions to the contract" in the table in "How you can purchase and contribute to your contract" under "Contract features and benefits."

It is important to note that the contract is between you and AXA Equitable. The contract is not an investment advisory account, and AXA Equitable is not providing any investment advice or managing the allocations under your contract. In the absence of a specific written arrangement to the contrary, you, as the owner of the contract, have the sole authority to make investment allocations and other decisions under the contract. If your financial professional is with AXA Advisors, he or she is acting as a broker-dealer registered representative, and is not authorized to act as an investment advisor or to manage the allocations under your contract. If your financial professional is a registered representative with a broker-dealer other than AXA Advisors, you should speak with him or her regarding any different arrangements that may apply.

CUSTOM SELECTION RULES (APPLICABLE TO YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT ONLY)

For allocations to your Protection with Investment Performance account, you must allocate your contributions and transfers in accordance with our Custom Selection Rules. The Custom Selection Rules

                                              CONTRACT FEATURES AND BENEFITS 33
require that all of your Protection with Investment Performance account value be allocated according to the category and investment option limits described below. Allocations to the Protection with Investment Performance account may be made through contributions and transfers from your Investment Performance account. These Custom Selection Rules do not apply to amounts allocated to your Investment Performance account.

Your Protection with Investment Performance account value must be allocated among the Protection with Investment Performance variable investment options in the following three categories:

CATEGORY 1 -- AXA STRATEGIC ALLOCATION

  AXA Balanced Strategy
  AXA Conservative Growth Strategy
  AXA Conservative Strategy
  AXA Moderate Growth Strategy
  EQ/AllianceBernstein Dynamic Wealth Strategies

CATEGORY 2 -- FIXED INCOME

  EQ/Core Bond Index
  EQ/Intermediate Government Bond

CATEGORY 3 -- EQUITY

  AXA Growth Strategy
  AXA Tactical Manager International
  AXA Tactical Manager 400
  AXA Tactical Manager 500
  AXA Tactical Manager 2000

Your contributions in the three categories must also generally be allocated according to the following category and investment option limits.

CATEGORY AND INVESTMENT OPTION LIMITS. The chart below sets forth the general category and investment option limits for allocations to your Protection with Investment Performance account only. The categories and investment option limits described here do not apply to amounts allocated to your Investment Performance account.

--------------------------------------------------------------------------------
                                                              CATEGORY
                                                   -----------------------------
                                                     1. AXA   2. FIXED 3. EQUITY
                                                   STRATEGIC   INCOME
                                                   ALLOCATION
--------------------------------------------------------------------------------
Maximum for category                               None/(1)/  None     60%
Minimum for category                               None       40%/(2)/ None
Maximum for each option                            None       None     10%/(3)/
--------------------------------------------------------------------------------

(1)IF THERE IS ANY ALLOCATION TO CATEGORY 3, THERE IS A 40% MINIMUM ALLOCATION REQUIREMENT TO CATEGORY 2, THUS LIMITING THE AMOUNT THAT MAY BE ALLOCATED TO CATEGORY 1.
(2)Applies only if there is any allocation to Category 3.
(3)AXA Tactical Manager 400 and AXA Tactical Manager 2000 have a 10% maximum limit individually. AXA Growth Strategy, AXA Tactical Manager International and AXA Tactical Manager 500 are not subject to a per fund maximum.

There are no minimum allocations for any one Protection with Investment Performance variable investment option. Allocations must be in whole percentages.

We reserve the right to change our Custom Selection Rules at any time. We also reserve the right to discontinue, and/or place additional limitations on, contributions and transfers into any or all Protection with Investment Performance variable investment options, either directly or through one of our Special DCA programs. IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS.

POSSIBLE CHANGES TO THE CUSTOM SELECTION RULES. We may in the future revise the category limits, the investment limits, the categories themselves, and the investment options within each category, as well as combine the investment options within the same or in different categories (collectively, "category and investment option limits").

If we change our Custom Selection Rules, please note the following:

..   Any amounts you have allocated among the Protection with Investment
    Performance variable investment options will not be automatically reallocated to conform with the new Custom Selection Rules.

..   If your allocation instructions on file prior to a change to our Custom
    Selection Rules do not comply with our new Custom Selection Rules:

   -- you will not be automatically required to change your allocation instructions;

   -- if you make a subsequent contribution, you will not be required to change your allocation instructions;

   -- if you initiate a transfer, you will be required to change your instructions.

..   Any change to your allocation instructions must comply with our new Custom
    Selection Rules. Your new allocation instructions will apply to all future transactions, including subsequent contributions, transfers and rebalancing.

AUTOMATIC QUARTERLY REBALANCING Other than amounts attributable to a Special DCA program that are designated for future transfers to your Protection with Investment Performance variable investment options, your Protection with Investment Performance account value will be rebalanced automatically every three months which begins three months from your contract date. Rebalancing will occur on the same day of the month as your contract date. If that date is after the 28th of a month, rebalancing will occur on the first business day of the following month. If the date occurs on a date other than a business day, the rebalancing will occur on the next business day. Rebalancing for the last quarter of a contract year will occur on the contract date anniversary. If this date occurs on a day

34  CONTRACT FEATURES AND BENEFITS
other than a business day, the rebalance will occur on the business day immediately preceding the contract date anniversary. When we rebalance, we will transfer amounts among the Protection with Investment Performance variable investment options so that the percentage of your Protection with Investment Performance account value in each option at the end of the rebalancing date matches the most recent allocation instructions that we have received from you. Rebalancing does not assure a profit or protect against loss, so you should periodically review your allocation percentages as your needs change. You may request a rebalancing on the transaction date of a subsequent contribution.

A transfer among the Protection with Investment Performance variable investment options does not automatically change your allocation instructions for the rebalancing of your Protection with Investment Performance account value on a quarterly basis. This means that upon the next scheduled rebalancing, we will transfer amounts among your Protection with Investment Performance variable investment options pursuant to the allocation instructions on file. If you wish to change allocation instructions for the quarterly rebalancing, these instructions must meet our then current category and investment option limits and must be in writing on a form we provide.

If we change our Custom Selection Rules, your quarterly rebalancing will continue in accordance with your existing allocation instructions, unless you submit new allocation instructions.

If we discontinue contributions and transfers to the Protection with Investment Performance variable investment options, we reserve the right to default any subsequent contribution or transfer to the corresponding Investment Performance variable investment option, which invests in the same underlying Portfolio.

We may offer an optional rebalancing program for amounts allocated to your Investment Performance variable investment options and the guaranteed interest option. For more information, see "Rebalancing among your Investment Performance variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus.

ALLOCATION INSTRUCTION CHANGES. You may change your instructions for allocations of future contributions. Any revised allocation instructions will also be used for quarterly rebalancing. Any revised allocation instructions must meet the category and investment option limits in place at the time that the instructions are received.

TRANSFERS. Once you allocate amounts to the Protection with Investment Performance variable investment options, such amounts may be transferred among the Protection with Investment Performance variable investment options in accordance with our Custom Selection Rules, but may not be transferred to the Investment Performance variable investment options or the guaranteed interest option. In addition, we may at any time exercise our right to limit or terminate transfers into any of the variable investment options. See "Transferring your account value" in "Transferring your money among investment options."

DOLLAR COST AVERAGING

We offer a variety of dollar cost averaging programs. Not all of the programs described here are available with each Retirement Cornerstone(R) Series contract. You may only participate in one program at a time. Each program allows you to gradually allocate amounts to available investment options by periodically transferring approximately the same dollar amount to the investment options you select. Regular allocations to the variable investment options will cause you to purchase more units if the unit value is low and fewer units if the unit value is high. Therefore, you may get a lower average cost per unit over the long term.

All amounts in a dollar cost averaging program will be transferred at the completion of the time period you select. Currently, our Special DCA programs time periods do not extend beyond 12 months. These plans of investing do not guarantee that you will earn a profit or be protected against losses.

--------------------------------------------------------------------------------
Units measure your value in each variable investment option.
--------------------------------------------------------------------------------

We offer the following dollar cost averaging programs in the Retirement Cornerstone(R) Series contracts:

..   Special dollar cost averaging;

..   Special money market dollar cost averaging;

..   General dollar cost averaging;

..   Investment simplifier.

The only dollar cost averaging programs that are available to fund your Guaranteed benefits are special dollar cost averaging and special money market dollar cost averaging (together, the "Special DCA programs"). Depending on the Retirement Cornerstone(R) Series contract you own, you will have one of the Special DCA programs available to you, but not both. Amounts allocated to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options are included in the benefit bases for your Guaranteed benefits. The Special DCA programs allow you to gradually fund your Guaranteed benefits through systematic transfers to the Protection with Investment Performance variable investment options. Also, you may make systematic transfers to the Investment Performance variable investment options and the guaranteed interest option. Amounts in the account for special dollar cost averaging are credited with an enhanced interest rate over the time period selected. Amounts in the account for special money market dollar cost averaging are immediately invested in the EQ/Money Market variable investment option. Only new contributions may be allocated to a Special DCA program. For information on how a Special DCA program may affect certain Guaranteed benefits, see "Guaranteed income benefit" and "Guaranteed minimum death benefits" later in this section.

General dollar cost averaging and Investment simplifier, on the other hand, can only be used for systematic transfers to your Investment Performance variable investment options. Our Investment simplifier program is available for scheduled transfers from the guaranteed interest option to the Investment Performance variable investment options. Our General dollar cost averaging program is available for scheduled transfers from the EQ/Money Market variable investment option to the Investment Performance variable investment options. Below, we provide detail regarding each of the programs.

Generally, you may not elect both a dollar cost averaging program and a rebalancing option. The only exception is if you elect our

                                              CONTRACT FEATURES AND BENEFITS 35

Investment simplifier program with Option I under our rebalancing programs, which does not rebalance amounts in the guaranteed interest option. For more information on our rebalancing programs, see "Rebalancing among your Investment Performance variable investment options and guaranteed interest option" in "Transferring your money among investment options."

We do not deduct a transfer charge for any transfer made in connection with our dollar cost averaging programs. We may, at any time, exercise our right to terminate transfers to any of the variable investment options and to limit the number of variable investment options which you may elect. Not all dollar cost averaging programs are available in all states. For a state-by-state description of all material variations of this contract, including information on the availability of our dollar cost averaging programs in your state, see Appendix V later in this Prospectus.

OUR SPECIAL DCA PROGRAMS. We currently offer the "Special dollar cost averaging program" under the Series B and Series L contracts and the "Special money market dollar cost averaging program" under the Series C, Series CP(R) and Series ADV contracts.

SPECIAL DOLLAR COST AVERAGING PROGRAM

Under the special dollar cost averaging program, you may dollar cost average from the account for special dollar cost averaging, which is part of the general account. We credit daily interest, which will never be less than 2% or the guaranteed lifetime minimum rate for the guaranteed interest option, whichever is greater, to amounts allocated to this account. Currently, the guaranteed lifetime minimum rate is 1.00%. We guarantee to pay the current interest rate that is in effect on the date that your contribution is allocated to this account. That interest rate will apply to that contribution as long as it remains in the account for special dollar cost averaging. The guaranteed interest rate for the time period that you select will be shown in your contract for your initial contribution. We set the interest rates periodically, based on our discretion and according to procedures that we have. We reserve the right to change these procedures.

We will transfer amounts from the account for special dollar cost averaging into the investment options you designate over an available time period that you select. If the special dollar cost averaging program is selected at the time of the application to purchase the contract, a 60 day rate lock will apply from the date of application. Any contribution(s) received during this 60 day period will be credited with the interest rate offered on the date of application for the duration of the time period selected at application. Any contribution(s) received after the 60 day rate lock period has ended will be credited with the then current interest rate for the duration of the time period selected at application. Contribution(s) made to the account for special dollar cost averaging after the contract has been issued will be credited with the then current interest rate on the date the contribution is received by us for the time period initially selected by you. Once the time period you selected has ended, you may select another time period for future contributions. At that time, you may also select a different allocation for transfers to the investment options, or, if you wish, we will continue to use the allocation that you previously made.

SPECIAL MONEY MARKET DOLLAR COST AVERAGING PROGRAM

Under the special money market dollar cost averaging program, you may dollar cost average from the account for special money market dollar cost averaging, which is part of the EQ/Money Market variable investment option. We will transfer amounts from the account for special money market dollar cost averaging into the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and the guaranteed interest option over an available time period that you select. One of the primary benefits of the special money market dollar cost averaging program is that amounts in the program designated for the Protection with Investment Performance variable investment options count toward your Guaranteed benefits on the business day you establish the program.

                              -------------------

Under both Special DCA programs, the following applies:

..   Initial contributions to a Special DCA program must be at least $2,000;
    subsequent contributions to an existing Special DCA program must be at least $250;

..   Subsequent contributions to an existing program does not extend the time period of the program;

..   Contributions into a Special DCA program must be new contributions; you may not make transfers from amounts allocated to other investment options to initiate a Special DCA program;

..   We offer time periods of 3, 6 or 12 months. We may also offer other time periods; you may only have one time period in effect at any time and once you select a time period, you may not change it;

..   Contributions to a Special DCA program may be designated for the Protection with Investment Performance variable investment options, the Investment Performance variable investment options and/or the guaranteed interest option, subject to the following:

   -- If you want to take advantage of one of our Special DCA programs, 100% of your contribution must be allocated to either the account for special dollar cost averaging or the account for special money market dollar cost averaging. In other words, your contribution cannot be split between the Special DCA program and any other investment options available under the contract.

   -- If you want to dollar cost average into the guaranteed interest option, 100% of your contribution must be allocated to the Special DCA program. Up to 25% of your Special DCA program may be designated for the guaranteed interest option, even if such a transfer would result in more than 25% of your Total account value being allocated to the guaranteed interest option. See "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus.

..   Your instructions for the program must match your allocation instructions on file on the day the program is established. If you change your allocation instructions on file while the Special DCA program is in effect, the ratio of amounts allocated to the Protection with Investment Performance account to amounts allocated to the Investment Performance account will not change. However, amounts will be allocated within each account according to your new instructions;

..   Your Guaranteed benefit base(s) will be increased to reflect any contribution to the Special DCA program that you have instructed us to transfer to the Protection with Investment Performance

36  CONTRACT FEATURES AND BENEFITS
   variable investment options. The Annual Roll-up rate (or Deferral bonus Roll-up rate, if applicable) in effect on your contract will apply immediately to any contribution that is designated to be transferred to the Protection with Investment Performance variable investment options. For Series CP(R) contracts, the Annual Roll-up rate (or Deferral bonus Roll-up rate, if applicable) in effect will not be applied to credits associated with contributions allocated to the Special DCA program that are designated to be transferred to the Protection with Investment Performance variable investment options;

..   IF WE EXERCISE OUR RIGHT TO DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE
    ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS AND TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, AND YOUR SPECIAL DCA PROGRAM HAS TRANSFERS SCHEDULED TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, THE PROGRAM WILL CONTINUE FOR ITS DURATION. HOWEVER, SUBSEQUENT CONTRIBUTIONS TO ANY PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS UNDER A SPECIAL DCA PROGRAM WILL NOT BE PERMITTED;

..   IF YOU HAVE ONE OR MORE GUARANTEED BENEFITS AND WE EXERCISE OUR RIGHT TO
    DISCONTINUE THE ACCEPTANCE OF, AND/OR PLACE ADDITIONAL LIMITATIONS ON, CONTRIBUTIONS TO THE CONTRACT AND/OR CONTRIBUTIONS AND/OR TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS MEANS THAT IF YOU HAVE NOT YET ALLOCATED AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NOT BE ABLE TO FUND YOUR GUARANTEED BENEFIT(S). THIS ALSO MEANS THAT IF YOU HAVE ALREADY FUNDED YOUR GUARANTEED BENEFITS BY ALLOCATING AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS, YOU MAY NO LONGER BE ABLE TO INCREASE YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE AND THE BENEFIT BASES ASSOCIATED WITH YOUR GUARANTEED BENEFITS THROUGH CONTRIBUTIONS AND TRANSFERS;

..   We will transfer all amounts by the end of the chosen time period. The transfer date will be the same day of the month as the contract date, but not later than the 28th day of the month. For a Special DCA program selected after application, the first transfer date and each subsequent transfer date for the time period selected will be one month from the date the first contribution is made into the Special DCA program, but not later than the 28th day of the month. The only transfers that will be made are your regularly scheduled transfers to the variable investment options. If you request to transfer any other amounts from your Special DCA program, we will transfer all of the value that you have remaining in the account to the investment options according to the allocation percentages for the Special DCA program that we have on file for you;

..   Except for withdrawals made under our Automatic RMD withdrawal service or our other automated withdrawal programs (systematic withdrawals and substantially equal withdrawals), or for the assessment of contract charges, any unscheduled partial withdrawal from your Special DCA program will terminate your Special DCA program. Any amounts remaining in the account after the program terminates will be transferred to the destination investment options according to your Special DCA program allocation instructions. Any withdrawal which results in a reduction in the Special DCA program amount previously included in your Guaranteed benefit bases will reduce the Guaranteed benefit bases as described later in this Prospectus. See "How withdrawals affect your Guaranteed benefits" later in this section;

..   If you elect any dollar cost averaging program, rebalancing Option II is not available. If you elect a general dollar cost averaging program or special money market dollar cost averaging, rebalancing Option I is not available. See "Rebalancing among your Investment Performance variable investment options and guaranteed interest option" in "Transferring your money among investment options" later in this Prospectus to learn more about rebalancing;

..   All of the dollar cost averaging programs available under your Retirement
    Cornerstone(R) Series contracts can be selected if you enrolled in our Systematic transfer program. However, no amounts will be transferred out of a Special DCA program as part of the Systematic transfer program;

..   A Special DCA program may not be in effect at the same time as a general dollar cost averaging program;

..   The only dollar cost averaging program available to fund your Guaranteed benefits is a Special DCA program;

..   You may cancel your participation at any time. If you terminate your
    Special DCA program, we will allocate any remaining amounts in your Special DCA program pursuant to your program allocations on file;

..   If you are dollar cost averaging into the Protection with Investment
    Performance variable investment options when you decide to drop all Guaranteed benefits ("post-funding drop"), we will default future transfers designated for the Protection with Investment Performance variable investment options to the corresponding Investment Performance variable investment options that invest in the same underlying Portfolios. Also, you can cancel your Special DCA program and accelerate all transfers to the corresponding Investment Performance variable investment options. See "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information; and

..   We may offer these programs in the future with transfers on a different basis. Your financial professional can provide information in the time periods and interest rates currently available in your state, or you may contact our processing office.

GENERAL DOLLAR COST AVERAGING PROGRAM

If your value in the EQ/Money Market variable investment option is at least $5,000, you may choose, at any time, to have a specified dollar amount or percentage of your value transferred from that option to any of the Investment Performance variable investment options. For a state-by-state description of all material variations of this contract, including information on the availability of our general dollar cost averaging program, see Appendix V later in this Prospectus.

You can select to have transfers made on a monthly, quarterly or annual basis. The transfer date will be the same calendar day of the

                                              CONTRACT FEATURES AND BENEFITS 37
month as the contract date, but not later than the 28th day of the month. You can also specify the number of transfers or instruct us to continue making the transfers until all amounts in the EQ/Money Market variable investment option have been transferred out. The minimum amount that we will transfer each time is $250. The instructions for the program may differ from your allocation instructions on file.

If, on any transfer date, your value in the EQ/Money Market variable investment option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred. The general dollar cost averaging program will then end. You may change the transfer amount once each contract year or cancel this program at any time.

You may not participate in our optional rebalancing programs if you elect the general dollar cost averaging program.

INVESTMENT SIMPLIFIER

FIXED-DOLLAR OPTION. Under this option, you may elect to have a fixed-dollar amount transferred out of the guaranteed interest option and into the Investment Performance variable investment options of your choice. Transfers may be made on a monthly, quarterly or annual basis. You can specify the number of transfers or instruct us to continue to make transfers until all available amounts in the guaranteed interest option have been transferred out.

In order to elect the fixed-dollar option, you must have a minimum of $5,000 in the guaranteed interest option on the date we receive your election form at our processing office. The transfer date will be the same calendar day of the month as the contract date but not later than the 28th day of the month. The minimum transfer amount is $50. Unlike the account for special dollar cost averaging, the fixed dollar option does not offer enhanced rates. Also, this option is subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus. While the program is running, any transfer that exceeds those limitations will cause the program to end for that contract year. You will be notified if this occurs. You must send in a request form to resume the program in the next or subsequent contract years.

If, on any transfer date, your value in the guaranteed interest option is equal to or less than the amount you have elected to have transferred, the entire amount will be transferred, provided the transfer complies with the same guaranteed interest option transfer limitations referenced above. If the transfer does not comply with the transfer limitations, the transfer will not be made and the program will end. You may change the transfer amount once each contract year or cancel this program at any time.

INTEREST SWEEP OPTION. Under this option, you may elect to have monthly transfers from amounts in the guaranteed interest option into the Investment Performance variable investment options of your choice. The transfer date will be the last business day of the month. The amount we will transfer will be the interest credited to amounts you have in the guaranteed interest option from the last business day of the prior month to the last business day of the current month. You must have at least $7,500 in the guaranteed interest option on the date we receive your election. If the amount in the guaranteed interest option falls below $7,500 at the beginning of the month, no transfer will be made that month. We will automatically cancel the interest sweep program if the amount in the guaranteed interest option is less than $7,500 on the last day of the month for two months in a row. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office. Transfers under the Interest sweep option are subject to the guaranteed interest option transfer limitations described under "Transferring your account value" in "Transferring your money among investment options" later in this Prospectus.

CREDITS (for Series CP(R) contracts)

A credit will also be allocated to your Total account value at the same time that we allocate your contribution. Credits are allocated to the same investment options based on the same percentages used to allocate your contributions. We do not include credits in calculating any of your Guaranteed benefit bases under the contract, except to the extent that any credits are part of the Protection with Investment Performance account value, which is used to calculate the Highest Anniversary Value benefit base or a benefit base reset in connection with the GIB benefit base or the Roll-up to age 85 benefit base (used to calculate the "Greater of" death benefit). For more information on how Credits affect your benefit bases, see "Series CP(R) Credits and your Guaranteed benefit bases" later in this section.

The amount of the credit will be either 4% or 5% of each contribution based on your total first-year contributions.

-------------------------------------------------
                                CREDIT PERCENTAGE
                                   APPLIED TO
FIRST YEAR TOTAL CONTRIBUTIONS    CONTRIBUTIONS
-------------------------------------------------
     Less than $350,000                 4%
-------------------------------------------------
     $350,000 or more                   5%
-------------------------------------------------

This credit percentage will be credited to your initial contribution and each subsequent contribution made in the first contract year (after adjustment as described below), as well as those in the second and later contract years. THE CREDIT WILL APPLY TO SUBSEQUENT CONTRIBUTIONS ONLY TO THE EXTENT THAT THE SUM OF THAT CONTRIBUTION AND PRIOR CONTRIBUTIONS TO WHICH NO CREDIT WAS APPLIED EXCEEDS THE TOTAL WITHDRAWALS MADE FROM THE CONTRACT SINCE THE ISSUE DATE. THE CREDIT WILL NOT BE APPLIED IN CONNECTION WITH A PARTIAL CONVERSION OF A TRADITIONAL IRA CONTRACT TO A ROTH IRA CONTRACT.

For example, assume you make an initial contribution of $100,000 to your contract with the entire amount allocated to the Investment Performance account. Your Investment Performance account is credited with $4,000 (4% x $100,000). After that, you decide to withdraw $7,000 from your contract. Later, you make a subsequent contribution of $3,000 to the Investment Performance account. You receive no credit on your $3,000 contribution since it does not exceed your total withdrawals ($7,000). Further assume that you make another subsequent contribution of $10,000 to the Investment Performance account. At that time, your Investment Performance account will be credited with $240 [4% x (10,000 + 3,000 - 7,000)].

Although the credit, as adjusted at the end of the first contract year, will be based upon first year total contributions, the following rules affect the percentage with which contributions made in the first contract year are credited during the first contract year:

..   Indication of intent: If you indicate in the application at the time you purchase your contract an intention to make contributions to

38  CONTRACT FEATURES AND BENEFITS
   equal or exceed $350,000 in the first contract year (the "Expected First Year Contribution Amount") and your initial contribution is at least $175,000, your credit percentage will be as follows:

   -- For any contributions resulting in total contributions to date less than your Expected First Year Contribution Amount, the credit percentage will be the percentage that applies to the Expected First Year Contribution Amount based on the table above.

   -- If, at the end of the first contract year, your total contributions were lower than your Expected First Year Contribution Amount such that the credit applied should have been 4%, we will recover any Excess Credit. The Excess Credit is equal to the difference between the credit that was actually applied based on your Expected First Year Contribution Amount (as applicable) and the credit that should have been applied based on first year total contributions. Here, that would be 1%.

   -- The "Indication of intent" approach to first year contributions is not available in all states. Please see Appendix V later in this Prospectus for more information on state availability.

For example:

In your application, you include an Indication of intent to contribute $350,000 and make an initial contribution of $200,000. You do not make any additional contributions in the first contract year. Your Total account value will initially be credited with $10,000 (5% x $200,000). On your contract date anniversary, your Total account value will be reduced by $2,000 (1% x $200,000).

..   No indication of intent:

   -- For your initial contribution, we will apply the credit percentage based upon the above table.

   -- For any subsequent first contract year contribution that results in the higher applicable credit percentage (based on total contributions to date), we will increase the credit percentage applied to that contribution, as well as any prior or subsequent contributions made in the first contract year, accordingly.

In addition to the recovery of any Excess Credit, we will recover all of the credit or a portion of the credit in the following situations:

..   If you exercise your right to cancel the contract, we will recover the entire credit made to your contract (see "Your right to cancel within a certain number of days" later in this Prospectus). Also, you will not be reimbursed for any charges deducted before cancellation, except in states where we are required to return the amount of your contributions. In states where we are required to return your account value, the amount we return to you upon cancellation will reflect any investment gain or loss in the variable investment options (less the daily charges we deduct) associated with your contributions and the full amount of the credit. See "Charges and expenses" later in this Prospectus for more information.

..   If you start receiving annuity payments within three years of making any contribution, we will recover the credit that applies to any contribution made within the prior three years.

..   If the owner (or older joint owner, if applicable) dies during the one-year period following our receipt of a contribution to which a credit was applied, we will recover the amount of such credit.

For example:

You make an initial contribution of $100,000 to your contract and your Total account value is credited with $4,000 (4% x $100,000). If you (i) exercise your right to cancel the contract, (ii) start receiving annuity payments within three years of making the contribution, or (iii) die during the one-year period following the receipt of the contribution, we will recapture the entire credit and reduce your Total account value by $4,000.

When we recover any portion of a credit, we take the dollar amount of the credit from your investment options on a pro rata basis. We do not include credits in the calculation of any withdrawal charge. We do not include credits in calculating any of your Guaranteed benefit bases under the contract, except to the extent that any credits are part of your Protection with Investment Performance account value, which is used to calculate the Highest Anniversary Value death benefit or a reset under the GIB benefit base reset or a reset of the Roll-up to age 85 component of the "Greater of" death benefit. Credits are included in the assessment of any charge that is based on your account value. Credits are also not considered to be part of your investment in the contract for tax purposes. See "Series CP(R) Credits and your Guaranteed benefit bases" later in this section.

We use a portion of the operations charge and withdrawal charge to help recover our cost of providing the Credit. We expect to make a profit from these charges. See "Charges and expenses" later in this Prospectus. The charge associated with the credit may, over time, exceed the sum of the credit and any related earnings. While we cannot state with any certainty when this will happen, we believe that it is likely that if you hold your Series CP(R) contract for 20 years, you may be better off in a contract without a credit, and with a lower operations charge. Your actual results will depend on the investment returns on your contract. Therefore, if you plan to hold the contract for an extended period of time, you may wish to consider purchasing a contract that does not include a credit. You should consider this possibility before purchasing the contract.

For a state-by-state description of all material variations of the contracts, including information on the recovery of credits, see Appendix V later in this Prospectus.

GUARANTEED INCOME BENEFIT

This section describes the Guaranteed income benefit, or "GIB". The GIB guarantees, subject to certain restrictions, annual lifetime payments ("Lifetime GIB payments") that are calculated by applying a percentage (which is based on age 95 (or the age of a younger joint life, if applicable) or your age at the time your Protection with Investment Performance account goes to zero or contract maturity) to your GIB benefit base. The GIB also allows you to take certain withdrawals (your "Annual withdrawal amount") prior to the beginning of your Lifetime GIB payments. Your Annual withdrawal amount for the next contract year is calculated each contract date anniversary by

                                              CONTRACT FEATURES AND BENEFITS 39
applying a percentage ("the Annual Roll-up rate") to your GIB benefit base. Lifetime GIB payments and your Annual withdrawal amount are described later in this section. With respect to your GIB, it is important to note the following:

..   Once a withdrawal is taken from your Protection with Investment Performance account, you cannot make additional contributions to your Protection with Investment Performance account, either directly or through a Special DCA program. You can, however, continue to make transfers from your Investment Performance account to the Protection with Investment Performance variable investment options until such time you make a subsequent contribution to your Investment Performance account at which point transfers into the Protection with Investment Performance account will no longer be available. Scheduled transfers from an existing Special DCA program will continue, even after such subsequent contribution is made to the Investment Performance account.

..   Withdrawals in excess of your Annual withdrawal amount (an "Excess withdrawal") can greatly reduce the value of your GIB. An Excess withdrawal that reduces your Protection with Investment Performance account value to zero will cause your GIB to terminate.

In order to fund your Guaranteed income benefit, you must make contributions or transfers to the Protection with Investment Performance account. All allocations to the Protection with Investment Performance account must be made in accordance with our Custom Selection Rules. The Custom Selection Rules require that all of your Protection with Investment Performance account value be allocated according to certain category and investment option limits. IF YOU ALLOCATE MONEY TO THE "EQUITY" CATEGORY, YOUR ALLOCATION INSTRUCTIONS MUST INCLUDE AT LEAST A 40% MINIMUM ALLOCATION TO THE "FIXED INCOME" CATEGORY. This will also limit the amount that may be allocated to the "AXA Strategic Allocation" Category. For detailed information on how our Custom Selection Rules work, see "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus.

The GIB is issued with all eligible contracts unless you tell us you do not want it (or "opt out") at the time you apply for your Retirement Cornerstone(R) contract. The GIB is issued to owners age 20 - 75 (ages 20 - 70 for Series CP(R)) and with all contract types except Inherited IRA. If the contract is jointly owned, eligibility for the GIB will be issued based on the older owner's age. The GIB cannot be added to your contract later if you decide to opt-out.

You can drop your GIB at any time prior to funding your Protection with Investment Performance account. For all Series except Series C and Series ADV, if you fund your Protection with Investment Performance account at issue, you can drop your GIB provided that the contributions to the contract are no longer subject to withdrawal charges. If you fund your Protection with Investment Performance account after issue, you cannot drop the GIB until the later of
(i) the contract date anniversary following the date the Protection with Investment Performance account is funded, and (ii) the expiration of all withdrawal charges. For Series C and Series ADV contracts, if you fund the Protection with Investment Performance account at issue, you can drop your GIB if your contract has been in force for at least four contract years. It is important to note that if you decide to drop your GIB, either before or after funding your Protection with Investment Performance account, your Guaranteed minimum death benefit may be affected. Please see "Dropping or changing your Guaranteed benefits" later in this section and Appendix I for more information.

--------------------------------------------------------------------------------
The GIB is issued with all eligible contracts unless you tell us you do not want it (or "opt out") at the time you complete your application.
--------------------------------------------------------------------------------

When you purchase a contract with the GIB, you can combine it with one of our Guaranteed minimum death benefits: (i) the Return of Principal death benefit,
(ii) the Highest Anniversary Value death benefit, or (iii) the "Greater of" death benefit.

There is an additional charge for the GIB which is described under "Guaranteed income benefit charge" in "Charges and expenses" later in this Prospectus.

If you have the GIB and change ownership of the contract, this benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information," later in this Prospectus.

--------------------------------------------------------------------------------
The Guaranteed income benefit should be regarded as a safety net only.
--------------------------------------------------------------------------------

GIB BENEFIT BASE

Your GIB has a benefit base. Your GIB benefit base is not an account value or cash value. The GIB benefit base is used to calculate your Lifetime GIB payments, your Annual withdrawal amount and the charge for the benefit. Your GIB benefit base is equal to:

..   Your initial contribution and any subsequent contributions to the
    Protection with Investment Performance variable investment options, either directly or through a Special DCA program; plus

..   Any amounts in a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

..   Any transfers to the Protection with Investment Performance variable investment options; less

..   A deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); plus

..   "Deferral bonus Roll-up amount" OR any "Annual Roll-up amount", minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

--------------------------------------------------------------------------------
Either the Deferral bonus Roll-up amount or the Annual Roll-up amount is credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your GIB benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and for the Annual Roll-up amount, any withdrawals up to the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus Roll-up amount and the Annual Roll-up amount are discussed later in this section.
--------------------------------------------------------------------------------


40  CONTRACT FEATURES AND BENEFITS

Beginning in the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your GIB benefit base. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the GIB benefit base at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your GIB benefit base until the end of the contract year. THE PORTION OF ANY WITHDRAWAL IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL REDUCE YOUR GIB BENEFIT BASE ON A PRO RATA BASIS. SEE "ANNUAL WITHDRAWAL AMOUNT" LATER IN THIS SECTION.

On every contract date anniversary from your contract date up to the contract date anniversary following your 95th birthday or contract maturity (if earlier), your GIB benefit base will automatically reset to equal your Protection with Investment Performance account value if your Protection with Investment Performance account value is greater than the calculation described above. The GIB benefit base reset is described in more detail below.

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for the Protection with Investment Performance variable investment options will fund your GIB. These amounts will be included in your GIB benefit base and will become part of your Protection with Investment Performance account value. See "Allocating your contributions" earlier in this section for more information.

For example:

You purchase a Retirement Cornerstone(R) -- Series B contract with an initial contribution of $100,000 and allocate $60,000 to the Protection with Investment Performance variable investment options and $40,000 to the Investment Performance variable investment options. Your initial GIB benefit base will be $60,000.

Provided you did not opt out of the GIB, you can fund your GIB benefit by allocating money to the Protection with Investment Performance variable investment options (either directly or through a special DCA program) immediately or at some later date. Allocations to the Protection with Investment Performance variable investment options also fund your Guaranteed minimum death benefit. Please note that all allocations to your Protection with Investment Performance account must comply with our Custom Selection Rules. See "Allocating your contributions" earlier in this section.

Your "Deferral bonus Roll-up amount" and "Annual Roll-up amount" are described below. Your GIB benefit base stops "rolling up" on the contract date anniversary following the owner's (or older joint owner's, if applicable) 95th birthday. If the annuitant is older than the owner, the contract maturity date (the point at which Lifetime GIB payments must begin and Roll-ups will end) will precede the owner's 95th birthday.

For contracts with non-natural owners, the GIB benefit base will be based on the annuitant's (or older joint annuitant's) age.

The amount of the deduction for an "Excess withdrawal" and the deduction for the Annual withdrawal amount are described under "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

For Series CP(R) contracts only, any credit amounts attributable to your contributions are not included in your GIB benefit base. This includes credit amounts transferred from your Investment Performance account. Credits to your Investment Performance account are always considered transferred first. Amounts transferred in excess of credit amounts, which may include earnings on the credit amounts, will increase your GIB benefit base. All transfers, however, will increase your Protection with Investment Performance account value by the total amount of the transfer.

For example, you make an initial contribution of $100,000 and allocate the entire $100,000 to the Investment Performance variable investment options. Your Investment Performance account is credited with $4,000 (4% x $100,000). Assume you later transfer $5,000 to the Protection with Investment Performance variable investment options, which represents the credit amount plus earnings, some of which are attributable to the credit amount. Your GIB benefit base would equal $1,000 ($5,000 - $4,000). However, your Protection with Investment Performance account value would still increase by the transfer, which in this example is $5,000. For more information, see "Series CP(R) contracts and your Guaranteed benefit bases" below.

As discussed earlier in this section, your GIB benefit base is not an account value or cash value. As a result, the GIB benefit base cannot be split or divided in any proportion in connection with a divorce. See "How divorce may affect your Guaranteed benefits" in "More information."

Please see Appendix III later in this Prospectus for an example of how the GIB benefit base is calculated.

You do not have an Annual withdrawal amount in the first contract year in which you fund your Protection with Investment Performance account. A withdrawal from your Protection with Investment Performance account in the first contract year in which you fund the Protection with Investment Performance account will reduce your GIB benefit base on a pro rata basis. Beginning with the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base. The portion of a withdrawal in excess of your Annual withdrawal amount will reduce your GIB benefit base on a pro rata basis. See "Annual withdrawal amount" later in this section.

ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate your Annual withdrawal amount. It is also used to calculate amounts credited to your GIB benefit base for the contract year in which the first withdrawal is made from your Protection with Investment Performance account and all subsequent contract years. A different Roll-up rate is used to calculate amounts credited to your GIB benefit base in the contract years prior to the first withdrawal from your Protection with Investment Performance account -- it is called the "Deferral bonus Roll-up rate". The Deferral bonus Roll-up rate is described below.

The Annual Roll-up rate is variable and is tied to the Ten-Year Treasuries Formula Rate described below, but the minimum rate will never be less than 4% or greater than 8% in all contract years. The Annual Roll-up rate will be set at our discretion, subject to the stated

                                              CONTRACT FEATURES AND BENEFITS 41
minimum. We reserve the right, however, to declare an Annual Roll-up rate that is greater than 8%.

..   TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.00%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board Constant Maturity Series is discontinued.

DEFERRAL BONUS ROLL-UP RATE

The Deferral bonus Roll-up rate is only used to calculate amounts credited to your GIB benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protection with Investment Performance account. The Deferral bonus Roll-up rate is never used to calculate your Annual withdrawal amount under the GIB.

Beginning with the first contract year in which you fund your Protection with Investment Performance account, the Roll-up amount credited to your GIB benefit base at the end of the contract year (the "Deferral bonus Roll-up amount") will be calculated using the Deferral bonus Roll-up rate. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus Roll-up amount will not be credited at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. Instead, the Annual Roll-up amount will be credited.

The Deferral bonus Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protection with Investment Performance account until later contract years while potentially building greater Guaranteed benefit bases with a higher Roll-up rate.

The Deferral bonus Roll-up rate is variable and is tied to the Deferral Bonus Ten-Year Treasuries Formula Rate described below. The minimum Deferral bonus Roll-up rate will never be less than 4% or greater than 8% in all contract years up until the first withdrawal from the Protection with Investment Performance account. The Deferral bonus Roll-up rate will be set at our discretion, subject to the stated minimum. We reserve the right, however, to declare a Deferral bonus Roll-up rate that is greater than 8%.

..   DEFERRAL BONUS TEN-YEAR TREASURIES FORMULA RATE. For each calendar quarter, this rate is the average of the rates for the ten-year U.S. Treasury notes on each day for which such rates are reported during the 20 calendar days ending on the 15th day of the last month of the preceding calendar quarter, plus 1.50%, rounded to the nearest 0.10%. U.S. Treasury rates will be determined from the Federal Reserve Board Constant Maturity Series or such comparable rates as may be published by the Federal Reserve Board or generally available reporting services if the Federal Reserve Board
    Constant Maturity Series is discontinued.

As described above, both the Annual Roll-up rate and the Deferral bonus Roll-up rate will never be less than 4% or greater than 8% in all contract years. Based on the underlying formula rates that are used in arriving at the two Roll-up rates, it is expected that the Deferral bonus Roll-up rate will generally be 0.50% greater than the Annual Roll-up rate. However, this is not guaranteed. In certain interest rate environments, the Deferral bonus Roll-up rate may not always be 0.50% greater than the Annual Roll-up rate. In some cases, it may be more or less than 0.50% greater than the Annual Roll-up rate.

Examples:

..   Assume the calculation of Ten-Year Treasuries Formula Rate results in an
    Annual Roll-up rate of 3.75% and the calculation of the Deferral Bonus Ten-Year Treasuries Formula Rate results in a Deferral bonus Roll-up rate of 4.25%. Since the Annual Roll-up rate is subject to a guaranteed minimum of 4%, the Annual Roll-up rate would be 4%. The Deferral bonus Roll-up rate would remain 4.25% having met the same guaranteed minimum.

..   Assume the calculation of Ten-Year Treasuries Formula Rate results in an
    Annual Roll-up rate of 7.75% and the calculation of the Deferral Bonus Ten-Year Treasuries Formula Rate results in a Deferral bonus Roll-up rate of 8.25%. Since the Annual Roll-up rate is below the guaranteed maximum of 8%, the Annual Roll-up rate would remain 7.75%. The Deferral bonus Roll-up rate would be 8% because it would have exceeded our guaranteed maximum.

It is important to note that on each contract date anniversary, we will apply either the Annual Roll-up rate or the Deferral bonus Roll-up rate to your GIB benefit base based on whether you have ever taken a withdrawal from the Protection with Investment Performance account. In statements we provide you, we will show you the Roll-up amounts under both rate scenarios. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus Roll-up rate will no longer be shown on your statements.

NEW BUSINESS RATES. Your initial Annual Roll-up rate will not be less than 4% or, if greater, the Ten-Year Treasuries Formula Rate. Your initial Deferral bonus Roll-up rate will not be less than 4% or, if greater, the Deferral bonus Ten-Year Treasuries Formula Rate. The Annual Roll-up and Deferral bonus Roll-up rates that your contract is issued with will be applicable for the first two contract years, even if you first fund your Guaranteed benefits after issue during those first two contract years. In the third contract year, your Annual Roll-up rate and, if applicable, your Deferral bonus Roll-up rate, will be the renewal rates that are then in effect.

75 DAY RATE LOCK-IN. If your initial contribution is received within 75 days of the date you sign your application, your initial Annual Roll-up rate and Deferral bonus Roll-up rate will be the greater of the rates in effect on the date of the application or the rates in effect on the date your contract is issued. If we do not receive your initial contribution within 75 days of the date you sign your application, your initial Annual Roll-up rate and Deferral bonus Roll-up rate will be the rates in effect on the date we issue your contract. However, our procedures may result in the return of your application if we do not receive your initial contribution within 75 days of the date you sign your application. For a state-by-state description of all material variations of this contract, including whether a different rate lock-in period applies in your state, see Appendix V later in this Prospectus.

Example:

   You sign your application for Retirement Cornerstone(R) Series contract on September 15th. On that date the Annual Roll-up

42  CONTRACT FEATURES AND BENEFITS
   rate and Deferral bonus Roll-up rates are 4.50% and 5.00%, respectively. Your initial contribution is received by way of a roll-over contribution on October 5th and the contract is issued the next day. On that date the Annual Roll-up rate and Deferral bonus Roll-up rates are 4.25% and 4.75%, respectively. In this example, your contract will be issued with the rates that were "locked in" at the time you signed your application, not the lower rates that were in effect on the date your contract was issued.

These are your initial Annual Roll-up and Deferral bonus Roll-up rates and they will apply to your contract for two full contract years. In the next contract year, Renewal rates will apply. For contracts issued before September 1, 2011, these rates will apply for one full contract year. In the next contract year, Renewal rates will apply.

RENEWAL RATES. At the beginning of the contract year, starting with the third contract year, a new Annual Roll-up rate will apply to your contract. For contracts issued before September 1, 2011, a new Annual Roll-up rate will apply starting with the second contract year. A new Deferral bonus Roll-up rate will also apply provided you have not taken a withdrawal from your Protection with Investment Performance account. These "Renewal rates" will never be less than 4% or, if greater, the underlying Ten-Year Treasuries Formula Rate (for the Annual Roll-up Rate) and Deferral bonus Ten-Year Treasuries Formula Rate (for the Deferral bonus Roll-up rate).

These Renewal rates may be more than or less than, or equal to, your initial Annual Roll-up rate and Deferral bonus Roll-up rate. We also reserve the right to set new business rates that are higher than Renewal rates.

Any transfers or contributions to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program and any contribution amounts in a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options, after the first day of any contract year will get the Annual Roll-up rate and Deferral bonus Roll-up rate in effect as of the most recent contract date anniversary.

NOTIFICATION OF ANNUAL ROLL-UP RATE AND RENEWAL RATES. If you have the GIB, your contract will indicate the Annual Roll-up rate and Deferral bonus Roll-up rate and the applicable time period those rates are in effect. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund the GIB after the new business rates have expired, you can contact a Customer Service Representative or visit www.axa-equitable.com to find out the current Annual Roll-up rate and if applicable, the Deferral bonus Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates, as well as the previous year's Annual Roll-up rate or Deferral bonus Roll-up rate (whichever applies) for your contract. This information can also be found online, through your Online Access Account.

--------------------------------------------------------------------------------
The Annual Roll-up rate is used to calculate your Annual withdrawal amount and the credit to your GIB benefit base if you have taken a withdrawal from your Protection with Investment Performance account. The Deferral bonus Roll-up rate is used to calculate the credit to your GIB benefit base until a withdrawal is made.
--------------------------------------------------------------------------------

ANNUAL ROLL-UP AMOUNT AND ANNUAL GIB BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your GIB benefit base on each contract date anniversary if there has ever been a withdrawal from your Protection with Investment Performance account. This amount is calculated by taking into account your GIB benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. The Annual Roll-up amount adjustment to your GIB benefit base is a primary way to increase the value of your GIB benefit base.

Your Annual Roll-up amount at the end of the contract year is calculated, as follows:

..   your GIB benefit base on the preceding contract date anniversary, multiplied by:

..   the Annual Roll-up rate that was in effect on the first day of the contract year; less

..   any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

..   A pro-rated Roll-up amount for any contribution to the Protection with
    Investment Performance variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any transfer from the Investment Performance account and/or Guaranteed interest option to the Protection with Investment Performance variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options during the contract year.

A pro-rated Roll-up amount is based on the number of days in the contract year after the contribution or transfer.

DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL GIB BENEFIT BASE ADJUSTMENT

The Deferral bonus Roll-up amount is an amount credited to your GIB benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protection with Investment Performance account. The amount is calculated by taking into account your GIB benefit base from the preceding contract date anniversary, the applicable Deferral bonus Roll-up rate under your contract and contributions and transfers to the Protection with Investment Performance account during the contract year. The Deferral bonus Roll-up amount adjustment to your GIB benefit base is a primary way to increase the value of your GIB benefit base. Your Deferral bonus Roll-up amount at the end of the contract year is calculated as follows:

..   your GIB benefit base on the preceding contract date anniversary, multiplied by:

..   the Deferral bonus Roll-up rate that was in effect on the first day of the contract year; plus

..   A pro-rated Deferral bonus Roll-up amount for any contribution to the
    Protection with Investment Performance variable investment options during the contract year; plus

..   A pro-rated Deferral bonus Roll-up amount for any transfer from the
    Investment Performance account and/or Guaranteed interest option to the Protection with Investment Performance variable investment options during the contract year; plus

                                              CONTRACT FEATURES AND BENEFITS 43

..   A pro-rated Deferral bonus Roll-up amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options during the contract year.

A pro-rated Deferral bonus Roll-up amount is based on the number of days in the contract year after the contribution or transfer.

                              -------------------

THE GIB BENEFIT BASE STOPS ROLLING UP ON THE CONTRACT DATE ANNIVERSARY FOLLOWING THE OWNER'S (OR OLDER JOINT OWNER, IF APPLICABLE) 95TH BIRTHDAY OR, IF EARLIER, AT CONTRACT MATURITY, OR THE OWNER'S (OR OLDER JOINT OWNER'S, IF APPLICABLE) DEATH.

GIB BENEFIT BASE RESET

Your GIB benefit base will automatically "reset" to equal the Protection with Investment Performance account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 95th birthday or contract maturity, if earlier.

For Series CP(R) contracts, any credit amounts that are part of your Protection with Investment Performance account value are included in the calculation of your GIB benefit base reset.

If a reset is not applicable on your contract date anniversary, the GIB benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the GIB benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

WE RESERVE THE RIGHT TO INCREASE THE FEE FOR THE GIB IF THE GIB BENEFIT BASE RESETS. Please see the "Fee table" earlier in this Prospectus and "Charges and expenses" later in this Prospectus for more information about the charge. Your GIB benefit base will reset automatically unless you opt out. We will notify you at least 45 days prior to your contract date anniversary if a fee increase has been declared. If you do not want your fee to increase, you must notify us in writing at least 30 days prior to the contract date anniversary that you want to opt out of the reset. You can send us a written request to opt back in to automatic resets at a later date. The then current fee will apply upon the next reset.

If we do not increase the charge for the GIB when the GIB benefit base resets, the total dollar amount charged on future contract date anniversaries may still increase as a result of the reset since the charges may be applied to a higher GIB benefit base. See "Charges and expenses" later in this Prospectus for more information.

ANNUAL WITHDRAWAL AMOUNT

(Applicable prior to the beginning of Lifetime GIB payments)

Your Annual withdrawal amount is calculated on the first day of each contract year beginning with the contract year that follows the contract year in which the Protection with Investment Performance account is funded, and is equal to:

..   the Annual Roll-up rate in effect at the time, multiplied by;

..   the GIB benefit base as of the most recent contract date anniversary.

Beginning with the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your GIB benefit base and adversely affecting your Lifetime GIB payments. IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL HAVE A HARMFUL EFFECT ON BOTH YOUR GIB BENEFIT BASE AND LIFETIME GIB PAYMENTS. AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT TO ZERO WILL CAUSE YOUR GIB TO TERMINATE. You do not have an Annual withdrawal amount in the contract year in which you fund the Protection with Investment Performance account. For a state-by-state description of all material variations of this contract, including information on how withdrawals affect your Guaranteed benefit bases, see Appendix IV later in this Prospectus.

A withdrawal from your Protection with Investment Performance account in the first contract year in which the Protection with Investment Performance account is funded will reduce your GIB benefit base on a pro rata basis. The portion of a withdrawal from your Protection with Investment Performance account in excess of your Annual withdrawal amount, and all subsequent withdrawals from your Protection with Investment Performance account in that contract year, will always reduce your GIB benefit base on a pro rata basis. This is referred to as an "Excess withdrawal". The reduction of your GIB benefit base on a pro rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current GIB benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your benefit base in cases where the Protection with Investment Performance account value is less than the benefit base. For an example of how a pro rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section. A WITHDRAWAL FROM YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IS FUNDED IS AN EXCESS WITHDRAWAL.

For more information, see "Example of how your Annual withdrawal amount; Annual Roll-up amount and annual GIB benefit base adjustment; and the effect of an Excess withdrawal is calculated" below in this section. See also "How withdrawals affect your Guaranteed benefits" later in this section and see Appendix VII later in this Prospectus for examples of how withdrawals affect your Annual withdrawal amount.

Your Annual withdrawal amount is always calculated using the Annual Roll-up rate in effect for your contract at the beginning of the contract year. The Deferral bonus Roll-up rate, described above, is never used for the purposes of calculating the Annual withdrawal amount. Your Annual withdrawal amounts are not cumulative. If you withdraw less than your Annual withdrawal amount in any contract year, you may not add the remainder to your Annual withdrawal amount in any subsequent year. Your Annual withdrawal amount may be more than or less than your Lifetime GIB payments. See "Lifetime GIB payments" later in this section.

EXAMPLE OF HOW YOUR ANNUAL WITHDRAWAL AMOUNT; ANNUAL ROLL-UP AMOUNT; DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL GIB BENEFIT BASE ADJUSTMENT; AND THE EFFECT OF AN EXCESS WITHDRAWAL IS CALCULATED.

44  CONTRACT FEATURES AND BENEFITS

Annual withdrawal amount. Assume you make a contribution of $200,000 and allocate $100,000 to your Protection with Investment Performance variable investment options and $100,000 to your Investment Performance variable investment options at issue. At the beginning of contract year three, assume you transfer $5,000 to your Protection with Investment Performance variable investment options. Also assume that your Annual Roll-up rate is 4% and your Deferral bonus rate is 4.50% in each contract year. Accordingly, your GIB benefit base on your fifth contract date anniversary is $130,323.

The GIB benefit base of $130,323 is calculated as follows:

You start with $100,000 allocated to the Protection with Investment Performance variable investment options. This amount is your initial GIB benefit base.

   -- The first Deferral bonus Roll-up amount increases your GIB benefit base to $104,500. ($100,000 + $4,500)

      $100,000 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $4,500 (Deferral bonus Roll-up amount)

   -- The second Deferral bonus Roll-up amount increases your GIB benefit base to $109,202. ($104,500 + $4,702)

      $104,500 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $4,702 (Deferral bonus Roll-up amount)

   -- Your $5,000 transfer from the Investment Performance account at the beginning of contract year three increases your GIB Benefit base to $114,202. ($109,202 + $5,000)

   -- The third Deferral bonus Roll-up amount increases your GIB benefit base to $119,341. ($114,202 + $5,139)

      $114,202 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $5,139 (Deferral bonus Roll-up amount)

   -- The fourth Deferral bonus Roll-up amount increases your GIB benefit base to $124,711. ($119,341 + $5,370)

      $119,341 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $5,370 (Deferral bonus Roll-up amount)

   -- The fifth Deferral bonus Roll-up amount increases your GIB benefit base to $130,323. ($124,711 + $ 5,612)

      $124,711 (GIB Benefit Base) x 4.50% (Deferral bonus Roll-up rate) = $5,612 (Deferral bonus Roll-up amount)

Your Annual withdrawal amount as of the beginning of contract year six is equal to $5,213, calculated as follows:

..   $130,323 (GIB benefit base as of your most recent contract date anniversary
    MULTIPLIED BY:

..   4% (your current Annual Roll-up rate) EQUALS:

..   $5,213

Please note that your Annual Roll-up rate is used to calculate your Annual withdrawal amount. The Deferral bonus Roll-up rate is never used to calculate your Annual withdrawal amount.

Annual Roll-up amount and annual benefit base adjustment. Further assume that during contract year six (on the 146th day of the contract year), you make a contribution of $10,000 to your Protection with Investment Performance variable investment options, making your current GIB benefit base after the contribution $140,323. Also assume that you withdraw your full Annual withdrawal amount of $5,213 during contract year six.

On your sixth contract date anniversary, your Annual Roll-up amount is equal to $240, calculated as follows:

..   4% (your current Annual Roll-up rate) MULTIPLIED BY

..   $130,323 (your GIB benefit base as of your most recent contract date anniversary) MINUS

..   $5,213 (the Annual withdrawal amount, which was withdrawn); PLUS

..   $240 (the daily pro-rated Roll-up amount for the contribution: $10,000 x 4%
    x 219/365* = $240)

..   EQUALS $240

                              -------------------

* This fraction represents the number of days in a 365-day contract year that the contribution would have received credit toward the Roll-up amount.

Please note that the withdrawal in contract year six terminated the Deferral bonus Roll-up rate. Therefore on the sixth contract date anniversary, the Annual Roll-up rate was used to calculate the Annual Roll-up amount.

Your adjusted GIB benefit base is $140,563.

Effect of an Excess withdrawal. In contract year six, assume instead that you make a withdrawal of $8,213 (including any applicable withdrawal charges). This would result in an Excess withdrawal of $3,000 because your Annual withdrawal amount is only $5,213 ($8,213 - $5,213 = $3,000). Further, assume that your Protection with Investment Performance account value at the time of this withdrawal is $100,000. As described earlier in this section, Excess withdrawals reduce your GIB benefit base on a pro rata basis. Accordingly, your GIB benefit base is reduced by $4,209 at the time of the withdrawal, calculated as follows:

..   $140,323 (your current GIB benefit base: $130,323 + $10,000) MULTIPLIED BY

..   3% (the percentage of your current Protection with Investment Performance account value that was withdrawn in excess of your Annual withdrawal amount) EQUALS

..   $4,209.

On your sixth contract date anniversary, your adjusted GIB benefit base is $136,354, calculated as follows:

..   $136,114 (your GIB benefit base adjusted to reflect the Excess withdrawal:
    $140,323 - $4,209 = $136,114) PLUS

..   $240 (your Annual Roll-up amount) EQUALS

..   $136,354.

See Appendix VII later in this Prospectus for more examples of how withdrawals affect your Guaranteed benefit bases and Annual withdrawal amount.


                                              CONTRACT FEATURES AND BENEFITS 45

LIFETIME GIB PAYMENTS

The GIB guarantees annual lifetime payments ("Lifetime GIB payments"), which will begin at the earliest of:

(i)the next contract year following the date your Protection with Investment Performance account value falls to zero (except as the result of an Excess withdrawal);

(ii)the contract date anniversary following your 95th birthday; and

(iii)your contract's maturity date.

Your Lifetime GIB payments will be calculated as described below in this section. Whether your Lifetime GIB payments are triggered by your Protection with Investment Performance account value falling to zero (due to either a withdrawal of an amount up to your Annual withdrawal amount or the deduction of charges) or contract maturity or owner age 95, we use the same calculation to determine the amount of the payments. Neither a withdrawal of your Annual withdrawal amount nor a deduction of charges is considered an Excess withdrawal. Poor investment performance of the Protection with Investment Performance variable investment options may contribute to your Protection with Investment Performance account value falling to zero. Similarly, whether we pay you under a supplemental contract or under your Retirement Cornerstone(R) Series contract, the calculation of the payments is not impacted.

For single owner contracts, the payout can be either based on a single life (the owner's life) or joint lives. The joint life must be the spouse of the owner, and payments will be based on the age of the younger spouse. For jointly owned contracts, payments can be based on a single life (based on the life of the older owner) or joint lives (based on the age of the younger spouse). (For non-natural owners, payments are available on the same basis but are based on the annuitant or joint annuitant's life). An owner may choose a single or joint life payout based on whether he or she wants Lifetime GIB payments to continue for the life of the younger spouse.

Your Lifetime GIB payments are calculated by applying a percentage to your GIB benefit base. If your Protection with Investment Performance account value is zero as described above, we will use your GIB benefit base as of the day your Protection with Investment Performance account value was reduced to zero. On the day your Protection with Investment Performance account value is reduced to zero, we calculate your GIB benefit base using the same formula described under "GIB benefit base" earlier in this section. Please note that there is no pro rata Annual Roll-up amount added to your GIB benefit base on the day your Protection with Investment Performance account value is reduced to zero. Annual Roll-up amounts are only added to your GIB benefit base at the end of the contract year.

Example:

   Assume your Protection with Investment Performance account value goes to zero in the middle of the 10th contract year. At the beginning of the 10th contract year, the GIB benefit base is $100,000. If there were no contributions or transfers to the Protection with Investment Performance account or any excess withdrawals during that contract year, the GIB benefit base on the day your Protection with Investment Performance account value was reduced to zero would be $100,000.

If your Protection with Investment Performance account value is reduced to zero on your contract date anniversary as the result of the deduction of charges under the contract, we will add the Annual Roll-up amount to your GIB benefit base.

The percentage is based on your age (or for Joint life contracts, the age of the younger spouse), as of the date your Protection with Investment Performance account value goes to zero or at contract maturity, as follows:

--------------------------------------
 AGE          SINGLE LIFE  JOINT LIFE
--------------------------------------
Up to age 85  4%           3.25%

Ages 86-94    5%           4%

Age 95        6%           4.50%
--------------------------------------

If your Protection with Investment Performance account value is reduced to zero, as described above, and you have no Investment Performance account value, the following applies:

(i)We will issue a supplementary contract with the same owner and beneficiary.

(ii)We will set up the payout based on a single life. You will have 30 days from the date we issue the supplementary contract in which to make any changes (regarding payouts based on joint lives or the frequency with which payments are made).

(iii)If you were enrolled in the Maximum Payment Plan, we will con- tinue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. In the next contract year, you will begin receiving] your Lifetime GIB payments. We adjust the amount of the next scheduled payment to reflect your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same based on the payment frequency you elected. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(iv)If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing the supplementary contract. Your Lifetime GIB payment will begin in the next con- tract year. We adjust the amount of the next scheduled payment to reflect your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same based on the pay-ment frequency you elected. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(v)If you were taking other withdrawals, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments annually beginning at the end of the next contract year. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(vi)If you were not taking withdrawals, and your Protection with Investment Performance account value was reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum prior to issuing a supplementary contract. You will begin receiving your Lifetime GIB payments on

46  CONTRACT FEATURES AND BENEFITS
   your next contract date anniversary on an annual basis. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(vii)Your Guaranteed minimum death benefit will be terminated and no subsequent contributions or transfers will be permitted once your Protection with Investment Performance account value goes to zero.

If your Protection with Investment Performance account value is reduced to zero, as described above, and you have Investment Performance account value, the following applies:

(i)We will issue you a GIB payout kit. The kit will include a statement that reflects your Lifetime GIB payments, the frequency of those payments, identifying information about payees, and other applicable forms.

(ii)We will set up the payout based on a single life. You will have 30 days from the date we send your GIB payout kit in which to make any changes (regarding payouts based on joint lives or the frequency with which payments are made).

(iii)If you were enrolled in the Maximum Payment Plan, we will continue paying your Annual withdrawal amount uninterrupted for the remainder of the contract year. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the scheduled payments to reflect your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same based on the payment frequency you elected. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(iv)If you were enrolled in the Customized Payment Plan, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments in the next contract year. We adjust the amount of the next scheduled payment to reflect your Lifetime GIB payment amount. The frequency of your Lifetime GIB payments will be the same based on the payment frequency you elected. Your Lifetime GIB payment amount may be less than your Annual withdrawal amount in the prior contract year.

(v)If you were taking other withdrawals, we will pay you the balance of your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments annually beginning at the end of the next contract year. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vi)If you were not taking withdrawals, and your Protection with Investment Performance account value is reduced to zero on your contract date anniversary as a result of the deduction of charges, we will pay your Annual withdrawal amount for that contract year in a lump sum. You will begin receiving your Lifetime GIB payments on your next contract date anniversary on an annual basis. Your Lifetime GIB payment may be less than your Annual withdrawal amount in the prior contract year.

(vii)Your Lifetime GIB payment will not reduce your Investment Performance account value.

(viii)Your Guaranteed minimum death benefit will be terminated once your Protection with Investment Performance account value goes to zero.

(ix)Your Lifetime GIB payments will continue under your Retirement Cornerstone(R) contract until your Investment Performance account value falls to zero or your contract matures, at which time we will issue you a supplementary contract for the remaining Lifetime GIB payments.

If your Protection with Investment Performance account value has not fallen to zero before the contract maturity date or the contract date anniversary that follows the owner reaching age 95, whichever is sooner, the following applies:

(i)We will issue a supplementary contract with the same owner and beneficiary;

(ii)Your Lifetime GIB payments will be equal to the greater of:

 . your Protection with Investment Performance account value applied to the guaranteed, or, if greater, the current annuitization factors,

                                     -OR-

 . the GIB benefit base applied to the flat percentage discussed above in this section;

For example, assuming the current annuitization factors are greater than the guaranteed annuitization factors, a male contract owner who is age 95 and has a $100,000 GIB benefit base and $50,000 in Protection with Investment Performance account value would receive the greater of the following:

(i)Current annuitization factors (which are subject to change) applied to his $50,000 Protection with Investment Performance account value, which currently equals a monthly payment of $1,065, or

(ii)The flat percentage discussed above (in this example, it would be 6%) applied to his $100,000 GIB benefit base, which equals a Lifetime GIB monthly payment of $500.

In this example, the contract owner's monthly payment would be $1,065.

(i)Any Investment Performance account value will be annuitized under a separate contract based on one of the annuity payout options discussed under "Your annuity payout options" in "Accessing your money" later in this Prospectus;

(ii)Upon issuing your supplementary contract, your Guaranteed minimum death benefit and your death benefit in connection with your Investment Performance account value will be terminated.

If you have the GIB and your Protection with Investment Performance account value falls to zero due to an Excess withdrawal, we will terminate your GIB and you will receive no payment or supplementary life annuity contract, even if your GIB benefit base is greater than zero.

Please see the Hypothetical illustrations in Appendix IV for an example of how Lifetime GIB payments are calculated when: (i) a hypothetical Protection with Investment Performance account value falls to zero, and (ii) a contract owner reaches age 95.

                                              CONTRACT FEATURES AND BENEFITS 47

DEATH BENEFIT

For the purposes of determining the death benefit under your Retirement Cornerstone(R) Series contract, we treat your Investment Performance account and any Guaranteed minimum death benefit funded by your Protection with Investment Performance account differently.

The death benefit in connection with your Investment Performance account is equal to your Investment Performance account value as of the date we receive satisfactory proof of death, any required instructions for the method of payment, and any required information and forms necessary to effect payment. The death benefit payable in connection with your Protection with Investment Performance account will be based on the greater of (i) your Protection with Investment Performance account value, and (ii) the benefit base of your Guaranteed minimum death benefit.

The total death benefit under your Retirement Cornerstone(R) contract will depend on your values in either one or both sides of the contract. If you selected a Guaranteed minimum death benefit but never funded your Protection with Investment Performance account, your death benefit will be based on your Investment Performance account value only. Likewise, if you funded your Guaranteed minimum death benefit through allocations to the Protection with Investment Performance account and had no Investment Performance account value, your death benefit would be based strictly on the Guaranteed minimum death benefit you selected. Also, it is possible that upon your death, you have value in both your Investment Performance account and a Guaranteed minimum death benefit that has been funded through allocations to the Protection with Investment Performance account. In that case, your beneficiaries would receive the Investment Performance account value, plus the value of your Guaranteed minimum death benefit.

GUARANTEED MINIMUM DEATH BENEFITS

At issue, if you are age 0 - 75 (0 - 70 for Series CP(R)) you may elect one of our optional Guaranteed minimum death benefit options (GMDBs) in connection with your Protection with Investment Performance account as follows:

..   Return of Principal death benefit; or

..   Highest Anniversary Value death benefit; or

..   The "Greater of" death benefit.

The "Greater of" death benefit can only be elected in combination with the GIB. The Return of Principal death benefit and the Highest Anniversary Value death benefit are available with or without the GIB. The Highest Anniversary Value death benefit and "Greater of" death benefit are available at an additional charge. There is no charge for the Return of Principal death benefit. The Return of Principal death benefit will be issued with all eligible contracts if you do not elect either the Highest Anniversary Value or the "Greater of" death benefit at the time you apply for your Retirement Cornerstone(R) contract.

When you have a GMDB, you can allocate your contributions to any of the following:

..   Protection with Investment Performance variable investment options

..   Investment Performance variable investment options

..   Guaranteed interest option

..   The account for special dollar cost averaging (Series B and L contracts only)

..   The account for special money market dollar cost averaging (Series CP(R),
    C, and ADV contracts only)

Only amounts you allocate to the Protection with Investment Performance variable investment options and amounts in a Special DCA program designated for the Protection with Investment Performance variable investment options will fund your GMDB. These amounts will be included in your respective GMDB benefit base and will become part of your Protection with Investment Performance account value.

For Series CP(R) contracts, any credit amounts attributable to your contributions allocated to the Protection with Investment Performance account are not included in your respective GMDB benefit base. If you decide to transfer amounts from your Investment Performance account to your Protection with Investment Performance variable investment options, only amounts representing contributions and earnings will increase your GMDB benefit base. Credit amounts to your Investment Performance account are considered transferred first, though any amount of that transfer that represents a credit will be excluded from your GMDB benefit base. All transfers, however, will increase your Protection with Investment Performance account value by the amount of the transfer.

Your death benefit in connection with your Protection with Investment Performance account is equal to one of the following -- whichever provides a higher amount:

..   Your Protection with Investment Performance account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, and any required information and forms necessary to effect payment; or

..   Your applicable GMDB benefit base (discussed below) on the date of the owner's (or older joint owner's, if applicable) death, adjusted for subsequent withdrawals (and any withdrawal charges).

RETURN OF PRINCIPAL DEATH BENEFIT

Your Return of Principal guaranteed minimum death benefit is equal to your Return of Principal death benefit base. This benefit base is not an account value or cash value. It is equal to:

..   Your initial contribution and any subsequent contributions to the
    Protection with Investment Performance variable investment options, either directly or through a Special DCA program; plus

..   Any amounts contributed to a Special DCA that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

..   Any amounts transferred to the Protection with Investment Performance variable investment options, less

..   A deduction that reflects any withdrawals you make from the Protection with
    Investment Performance variable investment options or from amounts in a Special DCA program designated for the Protection with Investment Performance variable investment options (including any withdrawal charges). The amount of this deduction is described under "How withdrawals affect your

48  CONTRACT FEATURES AND BENEFITS

   Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

Please see Appendix III later in this Prospectus for an example of how the Return of Principal benefit base is calculated.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT

Your Highest Anniversary Value guaranteed minimum death benefit is equal to your Highest Anniversary Value benefit base. This benefit base is not an account value or cash value. The calculation of your Highest Anniversary Value benefit base will depend on whether you have taken a withdrawal from your Protection with Investment Performance account.

If you have not taken a withdrawal from your Protection with Investment Performance account, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

..   Your initial contribution and any subsequent contributions to the
    Protection with Investment Performance variable investment options, either directly or through a Special DCA program; plus

..   Any amounts contributed to a Special DCA that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

..   Any amounts transferred to the Protection with Investment Performance variable investment options.

                                     -OR-

..   Your highest Protection with Investment Performance account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions either directly or through a Special DCA program designated for the Protection with Investment Performance variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).

If you take a withdrawal from your Protection with Investment Performance account, your Highest Anniversary Value benefit base will be reduced on a pro rata basis (including any applicable withdrawal charges). Reduction on a pro rata basis means that we calculate the percentage of your Protection with Investment Performance account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage. See "How withdrawals affect your Guaranteed benefits" later in this section. The amount of any withdrawal charge is described under "Withdrawal charge" in "Charges and expenses" later in this Prospectus.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

..   Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protection with Investment Performance variable investment options made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).

                                     -OR-

..   Your highest Protection with Investment Performance account value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions to a Special DCA program designated for the Protection with Investment Performance variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).

For Series CP(R) contracts, any credit amounts that are part of your Protection with Investment Performance account value are included in the calculation of your Highest Anniversary Value benefit base. Please note, however, that credit amounts are not part of the Highest Anniversary Value benefit base until a reset occurs.

Please see Appendix II later in this Prospectus for an example of how the Highest Anniversary Value benefit base is calculated.

"GREATER OF" DEATH BENEFIT

Your "Greater of" guaranteed minimum death benefit has a benefit base. The benefit base is not an account value or cash value. It is equal to the greater of:

..   The benefit base computed for the Highest Anniversary Value death benefit
    (described immediately above); and

..   The Roll-up to age 85 benefit base.

The Roll-up to age 85 benefit base is used only in connection with the "Greater of" death benefit. It is equal to:

..   Your initial contribution and any subsequent contributions to the
    Protection with Investment Performance variable investment options, either directly or through a Special DCA program; plus

..   Any amounts contributed to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

..   Any amounts transferred to the Protection with Investment Performance variable investment options; less

..   A deduction that reflects any "Excess withdrawal" amounts (plus any applicable withdrawal charges); plus

..   Any "Deferral bonus Roll-up amount" or "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount. (Withdrawal charges do not apply to amounts withdrawn up to the Annual withdrawal amount.)

--------------------------------------------------------------------------------
Either the Deferral bonus Roll-up amount or the Annual Roll-up amount is credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date

                                              CONTRACT FEATURES AND BENEFITS 49
anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and for the Annual Roll-up amount, any withdrawals up to the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus Roll-up amount and the Annual Roll-up amount are discussed later in this section.
--------------------------------------------------------------------------------

In order to select the "Greater of" death benefit, you must also have the GIB. Beginning with the contract year that follows the contract year in which you fund your Protection with Investment Performance account, and until the contract year following age 85, if your Lifetime GIB payments under the GIB have not begun, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up to age 85 benefit base. However, these same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to your Roll-up to age 85 benefit base at the end of the year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up to age 85 benefit base until the end of the contract year. THE PORTION OF ANY WITHDRAWAL IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL REDUCE YOUR ROLL-UP TO AGE 85 BENEFIT BASE ON A PRO RATA BASIS. SEE "ANNUAL WITHDRAWAL AMOUNT AND YOUR ROLL-UP TO AGE 85 BENEFIT BASE" LATER IN THIS SECTION.

On every contract date anniversary from your contract date up to the contract date anniversary following your 85th birthday or contract maturity, if earlier, your Roll-up to age 85 benefit base will automatically reset to equal your Protection with Investment Performance account value if your Protection with Investment Performance account value is greater than the calculation described above. The Roll-up to age 85 benefit base reset is described in more detail below.

For more information, see "Annual Roll-up amount and Annual Roll-up to age 85 benefit base adjustment" later in this Prospectus.

                              -------------------

ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base for the contract year in which the first withdrawal is made from your Protection with Investment Performance account and all subsequent contract years. THE ANNUAL ROLL-UP RATE USED FOR THE ROLL-UP TO AGE 85 COMPONENT OF THE "GREATER OF" DEATH BENEFIT IS ALWAYS THE SAME AS THE ANNUAL ROLL-UP RATE UNDER YOUR GIB. This rate is calculated using the Ten-Year Treasuries Rate Formula. See "Annual Roll-up Rate" under "Guaranteed income benefit" in "Contract features and benefits" for more information regarding this formula.

A different Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base in the contract years prior to the first withdrawal from your Protection with Investment Performance account -- the "Deferral bonus Roll-up rate," described below.

DEFERRAL BONUS ROLL-UP RATE

The Deferral bonus Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base through the end of the contract year that precedes the contract year in which the first withdrawal is made from your Protection with Investment Performance account.

Beginning in the first contract year in which you fund your Protection with Investment Performance account, the Roll-up amount credited to your Roll-up to age 85 benefit base at the end of the contract year (the "Deferral bonus Roll-up amount") will be calculated using the Deferral bonus Roll-up rate. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus Roll-up amount will not be credited at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. Instead, the Annual Roll-up amount will be credited. THE DEFERRAL BONUS ROLL-UP RATE USED FOR THE ROLL-UP TO AGE 85 COMPONENT OF THE "GREATER OF" DEATH BENEFIT IS ALWAYS THE SAME AS THE DEFERRAL BONUS ROLL-UP RATE UNDER YOUR GIB. This rate is calculated using the Deferral bonus Ten-Year Treasuries Rate Formula. See "Deferral bonus Roll-up Rate" under "Guaranteed income benefit" in "Contract features and benefits" for more information regarding this formula.

The Deferral bonus Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protection with Investment Performance account until later contract years while potentially building greater Guaranteed benefit bases.

NEW BUSINESS RATES. The new business Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the new business rates we set for the GIB. The new business rates are no longer applicable after the second contract year -- even if you fund your Guaranteed benefits after those first two contract years. See "New business rates" under Guaranteed income benefit in "Contract features and benefits" for more information.

75 DAY RATE LOCK-IN. When you select the "Greater of" death benefit with the GIB, the 75 day rate lock in applies to both the Annual Roll-up rate and Deferral bonus Roll-up under both Guaranteed benefits. For more information, including an example of how the 75 day rate lock-in works, see "Guaranteed income benefit" in "Contract features and benefits."

RENEWAL RATES. The renewal Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the renewal rates we set for the GIB. For more information, see "Renewal rates" under "Guaranteed income benefit" in "Contract features and benefits."

NOTIFICATION OF RENEWAL RATES. If you have the "Greater of" death benefit at issue, your contract will indicate the Annual Roll-up rate and Deferral bonus Roll-up rate and the applicable time period those rates are in effect. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund your "Greater of" death benefit (and your GIB) after the new business rates have expired, you can contact a Customer Service Representative to find out the current Annual Roll-up rate and if applicable, Deferral bonus Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates as well as the previous year's Annual Roll-up rate or Deferral bonus Roll-up rate (whichever applies) for your contract. The information can also be found online, through your Online Access Account.

ANNUAL ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary if there has ever been a withdrawal from your Protection with Investment

50  CONTRACT FEATURES AND BENEFITS

Performance account. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals up to the Annual withdrawal amount during the contract year. The Annual Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base. The crediting of any Annual Roll-up amount ends on the contract date anniversary following the owner reaching age 85.

Your Annual Roll-up amount at the end of the contract year is calculated as follows:

..   Your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

..   The Annual Roll-up rate that was in effect on the first day of the contract year; less

..   Any withdrawals up to the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount; plus

..   A pro-rated Roll-up amount for any contribution to the Protection with
    Investment Performance variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any transfer from the Investment Performance variable investment options and/or Guaranteed interest option to the Protection with Investment Performance variable investment options during the contract year; plus

..   A pro-rated Roll-up amount for any contribution amounts to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options during the contract year.

A pro-rated Roll-up amount is based on the number of days in the contract year after the contribution or transfer.

In the event of your death, a pro-rated portion of the Roll-up amount will be added to the Roll-up to age 85 benefit base.

Withdrawals in excess of the Annual withdrawal amount may have a harmful effect on your Roll-up to age 85 benefit base and "Greater of" death benefit. A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up to age 85 benefit base on a pro rata basis. When the owner reaches age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. For more information, see "How withdrawals affect your Guaranteed benefits" later in this section.

DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE
ADJUSTMENT

The Deferral bonus Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary provided you have never taken a withdrawal from your Protection with Investment Performance account. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Deferral bonus Roll-up rate under your contract, and contributions and transfers to the Protection with Investment Performance account during the contract year. The Deferral bonus Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base. The crediting of any Deferral bonus Roll-up amount ends on the contract date anniversary following the owner reaching age 85.

Your Deferral bonus Roll-up amount at the end of the contract year is calculated as follows:

..   your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

..   the Deferral bonus Roll-up rate that was in effect on the first day of the contract year; plus

..   A pro-rated Deferral bonus Roll-up amount for any contribution to the
    Protection with Investment Performance variable investment options during the contract year; plus

..   A pro-rated Deferral bonus Roll-up amount for any transfer from the
    Investment Performance account and/or Guaranteed interest option to the Protection with Investment Performance variable investment options during the contract year; plus

..   A pro-rated Deferral bonus Roll-up amount for any contribution amounts made during the contract year to a Special DCA program that are designated for future transfers to the Protection with Investment Performance variable investment options during the contract year.

A pro-rated Deferral bonus Roll-up amount is based on the number of days in the contract year after the contribution or transfer.

In the event of your death, a pro-rated portion of the Deferral bonus Roll-up amount will be added to the Roll-up to age 85 benefit base.

ROLL-UP TO AGE 85 BENEFIT BASE RESET

This section describes how the Roll-up to age 85 benefit base reset works in connection with the calculation of your "Greater of" death benefit.

Your Roll-up to age 85 benefit base will automatically "reset" to equal the Protection with Investment Performance account value, if higher, on every contract date anniversary from your contract date, up to the contract date anniversary following your 85th birthday or contract maturity, if earlier.

For Series CP(R) contracts, any credit amounts that are part of your Protection with Investment Performance account value are included in the calculation of your Roll-up to age 85 benefit base reset.

If a reset is not applicable on your contract date anniversary, the Roll-up to age 85 benefit base will not be eligible to be reset again until the next contract date anniversary. For jointly-owned contracts, eligibility to reset the Roll-up to age 85 benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

WE RESERVE THE RIGHT TO INCREASE THE FEE FOR THE "GREATER OF" DEATH BENEFIT IF THE ROLL-UP TO AGE 85 BENEFIT BASE RESETS. Please see the "Fee table" earlier in this Prospectus and "Charges and expenses" later in this Prospectus for more information about the charge. Your Roll-up to age 85 benefit base will reset automatically unless you opt out. We will notify you at least 45 days

                                              CONTRACT FEATURES AND BENEFITS 51
prior to your contract date anniversary if a fee increase for the "Greater of" death benefit has been declared. If you do not want your fee to increase, you must notify us on the specified form that we provide at least 30 days prior to the contract date anniversary that you want to opt out of the reset. You can notify us on the specified form that we provide to opt back in to automatic resets at a later date. The then current fee for the "Greater of" death benefit will apply upon the next reset.

If we do not increase the charge for the "Greater of" death benefit when the Roll-up to age 85 benefit base resets, the total dollar amount charged on future contract date anniversaries may still increase as a result of the reset since the charges may be applied to a higher "Greater of" death benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus for more information.

ANNUAL WITHDRAWAL AMOUNT AND YOUR ROLL-UP TO AGE 85 BENEFIT BASE

If you have the "Greater of" death benefit and the GIB, both your Roll-up to age 85 benefit base and GIB benefit base are calculated the same way until age
85. Therefore, your Roll-up to age 85 benefit base and GIB benefit base are equal until age 85. On the contract date anniversary following the owner's (or older joint owner, if applicable) 85th birthday, your Roll-up to age 85 benefit base will (i) no longer roll up; (ii) no longer be eligible for resets; and
(iii) be reduced dollar-for-dollar by withdrawals up to your Annual withdrawal amount. In contrast, the roll ups and resets for the GIB benefit base calculation continue until age 95. Therefore, after age 85, your Roll-up to age 85 benefit base and your GIB benefit base may differ.

WITHDRAWALS UP TO YOUR ANNUAL WITHDRAWAL AMOUNT AFFECT YOUR ROLL-UP TO AGE 85 BENEFIT BASE THE EXACT SAME WAY AS THEY AFFECT YOUR GIB BENEFIT BASE PRIOR TO THE CONTRACT DATE ANNIVERSARY FOLLOWING AGE 85. Beginning with the contract year that follows the contract year in which you first fund your Protection with Investment Performance account, if Lifetime GIB payments have not begun, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up to age 85 benefit base.

IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL HAVE A HARMFUL EFFECT ON YOUR ROLL-UP TO AGE 85 BENEFIT BASE AND YOUR "GREATER OF" DEATH BENEFIT. An Excess withdrawal reduces your Roll-up to age 85 benefit base on a pro rata basis. A withdrawal from your Protection with Investment Performance account in the first contract year in which the Protection with Investment Performance account is funded is an Excess withdrawal. A withdrawal that causes your Protection with Investment Performance account value to go to zero will terminate your "Greater of" death benefit.

The reduction of your Roll-up to age 85 benefit base on a pro rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current Roll-up to age 85 benefit base by the same percentage. A pro rata withdrawal will have a significant adverse effect on your Roll-up to age 85 benefit base in cases where the Protection with Investment Performance account value is less than the Roll-up to age 85 benefit base. For an example of how pro rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section.

--------------------------------------------------------------------------------
If you have both the GIB and the "Greater of" death benefit, the GIB benefit base and the Roll-up to age 85 death benefit base are equal until age 85. Beginning on the contract date anniversary following age 85, your Roll-up to age 85 benefit base that is part of your "Greater of" Guaranteed minimum death benefit, will (i) no longer roll up; (ii) no longer be eligible for resets; and be reduced dollar-for dollar by withdrawals up to your Annual withdrawal amount.
--------------------------------------------------------------------------------

For contracts with non-natural owners, the Roll-up to age 85 benefit base will be based on the annuitant's (or older joint annuitant's) age.

Please see Appendix II later in this Prospectus for an example of how the Roll-up to age 85 benefit base that is part of the "Greater of" guaranteed minimum death benefit is calculated.

                              -------------------

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

The Guaranteed minimum death benefits are subject to state availability and your age at contract issue. For a state-by-state description of all material variations of this contract, see Appendix V later in this Prospectus.

For contracts with non-natural owners, the available death benefits are based on the annuitant's age.

Please see both "Effect of your account values falling to zero" in "Determining your contract's value" and "How withdrawals affect your Guaranteed benefits" later in this section and the section entitled "Charges and expenses" later in this Prospectus for more information on these Guaranteed benefits.

See Appendix III later in this Prospectus for examples of how the benefit bases for the Guaranteed minimum death benefits work.

SERIES CP(R) CREDITS AND YOUR GUARANTEED BENEFIT BASES

Any credit amounts attributable to your contributions are not included in your GIB and GMDB benefit bases. If you decide to transfer amounts from your Investment Performance account to your Protection with Investment Performance variable investment options, only amounts representing contributions and earnings will increase your benefit bases. Credits to your Investment Performance account are considered transferred first, though any amount of that transfer that represents a Credit will be excluded from your Guaranteed benefit bases. All transfers, however, will increase your Protection with Investment Performance account value by the total amount of the transfer.

For example:

On December 1st, you purchase a Series CP(R) contract, make an initial contribution of $100,000. Your contract is issued with the GIB and the Return of Principal death benefit. You allocate the entire $100,000 contribution to the Investment Performance variable investment options and $0 to the Protection with Investment Performance variable investment options. In effect, you have not started to fund your Guaranteed benefits.

52  CONTRACT FEATURES AND BENEFITS

The Credit applied to your contract is $4,000 ($100,000 x 4%), resulting in an initial Investment Performance account value of $104,000.

On December 15th, you decide to fund your Guaranteed benefits by transferring $10,000 to the Protection with Investment Performance variable investment options. After that transfer, your Protection with Investment Performance account value would be $10,000, but your GIB benefit base and Return of Principal benefit base would both be $6,000. ($10,000 - $4,000). This is because Credits to your Investment Performance account are always considered transferred first.

HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFITS

In general, withdrawals from your Protection with Investment Performance account will reduce your Guaranteed benefit bases on a pro rata basis. Reduction on a pro rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.

For example, if your Protection with Investment Performance account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protection with Investment Performance account value. If your Guaranteed benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $24,000 ($40,000 - $16,000).

If your Protection with Investment Performance account value is greater than your Guaranteed benefit base, an Excess withdrawal will result in a reduction of your Guaranteed benefit base that will be less than the withdrawal. For example, if your Protection with Investment Performance account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protection with Investment Performance account value. If your Guaranteed benefit base was $20,000 before the withdrawal, it would be reduced by $8,000 ($20,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $12,000 ($20,000 - $8,000).

A pro rata deduction means that if you take a withdrawal that reduces your Guaranteed benefit bases on a pro rata basis and your Protection with Investment Performance account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal.

For purposes of calculating the adjustment to your Guaranteed benefit bases, the amount of the withdrawal will include the amount of any applicable withdrawal charge. Using the example above, the $12,000 withdrawal would include the withdrawal amount paid to you and the amount of any applicable withdrawal charge deducted from your Protection with Investment Performance account value. For more information on the calculation of the charge, see "Withdrawal charge" later in this Prospectus.

Withdrawals from your Protection with Investment Performance account always reduce your Highest Anniversary Value benefit base and Return of Principal benefit base on a pro rata basis, as described above.

Withdrawals affect your GIB benefit base and Roll-up to age 85 benefit base, as follows:

..   A withdrawal from your Protection with Investment Performance account in the contract year in which you first fund your Protection with Investment Performance account will reduce your GIB benefit base and Roll-up to age 85 benefit base on a pro rata basis.

..   Beginning with the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base.

..   Beginning with the contract year that follows the contract year in which you fund your Protection with Investment Performance account and until the contract date anniversary after age 85, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base.

..   Beginning on the contract date anniversary after age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount.

..   The portion of a withdrawal in excess of your Annual withdrawal amount
    ("Excess withdrawal") will always reduce your GIB benefit base and Roll-up to age 85 benefit base on a pro rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your Protection with Investment Performance account to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from your Protection with Investment Performance account in that contract year will reduce the GIB benefit base and Roll-up to age 85 benefit base on a pro rata basis.

Please see Appendix VII later in this Prospectus for examples of how withdrawals affect your Guaranteed benefit bases.

DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

You can drop or change your Guaranteed benefits, subject to our rules. Your ability to do so depends on whether you have funded your Protection with Investment Performance account. If you have not funded your Protection with Investment Performance account, we call this a "pre-funding" drop or change. If you have funded your Protection with Investment Performance account, we call this a "post-funding" drop. Also, in order to make a change to your Guaranteed minimum death benefit, you must meet the eligibility requirements for the new benefit. If you drop a Guaranteed benefit, you will not be permitted to add it back to your contract.

PRE-FUNDING DROP OR CHANGE

Prior to funding your Protection with Investment Performance account, you can drop your GIB or Guaranteed minimum death benefit, or change your Guaranteed minimum death benefit. For contracts with the GIB, the Guaranteed minimum death benefit cannot be changed without first dropping the GIB. In Appendix I, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone(R) contract and our rules for dropping and changing benefits prior to funding your Protection with Investment Performance account.

                                              CONTRACT FEATURES AND BENEFITS 53

POST-FUNDING DROP

Series B, CP(R) and L contracts

If you funded your Protection with Investment Performance account at issue and contributions to the contract are no longer subject to withdrawal charges, you have the option to drop both your GIB and Guaranteed minimum death benefit. Also, in some cases, you can drop your GIB and retain your Guaranteed minimum death benefit. If you funded your Protection with Investment Performance account after issue, you cannot drop your Guaranteed benefit(s) until the later of: (i) the contract date anniversary following the date the Protection with Investment Performance account was funded, and (ii) the expiration of all withdrawal charges.

Series C and Series ADV contracts

If you funded your Protection with Investment Performance account at issue and your contract has been in force for four contract years, you have the option to drop both your GIB and Guaranteed minimum death benefit or in some cases, drop your GIB and retain your Guaranteed minimum death benefit. If you funded your Protection with Investment Performance account after issue, you cannot drop or change your Guaranteed benefit(s) until the later of: (i) the contract date anniversary following the funding of your Protection with Investment Performance account, and (ii) four years from contract issue.

If you decide to drop all Guaranteed benefits post-funding, we require that you complete the administrative form we provide for this purpose. You must either take a full withdrawal of your Protection with Investment Performance account or make a one-time transfer to the Investment Performance variable investment options and guaranteed interest option. The Guaranteed benefits and any applicable charges will be terminated as of the business day we receive the properly completed administrative form at our processing office. Please note that when a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

For contracts with the GIB, the Guaranteed minimum death benefit cannot be dropped without first dropping the GIB. In Appendix I, we provide a chart that lists the possible Guaranteed benefit combinations under the Retirement Cornerstone(R) contract and our rules for dropping and changing benefits if you have already funded your Protection with Investment Performance account.

INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

(Not available for Series CP(R) contracts)

THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS INTENDED TO PROVIDE OPTIONS TO BENEFICIARIES IN COMPLYING WITH FEDERAL INCOME TAX RULES. THERE ARE A NUMBER OF LIMITATIONS ON WHO CAN PURCHASE THE CONTRACT, HOW THE CONTRACT IS PURCHASED, AND THE FEATURES THAT ARE AVAILABLE UNDER THE CONTRACT. A PROSPECTIVE PURCHASER SHOULD SEEK TAX ADVICE BEFORE MAKING A DECISION TO PURCHASE THE CONTRACT.

We offer the Inherited IRA beneficiary continuation contract to eligible beneficiaries under individual retirement arrangements (traditional or Roth) where the original individual retirement account or annuity was not issued by AXA Equitable. The beneficiary may want to change the investments of the "original IRA" inherited from the now-deceased IRA owner, but must take post-death required minimum distribution ("RMD") payments from an IRA that was inherited. The Inherited IRA beneficiary continuation contract has provisions intended to meet post-death RMD rules, which are similar to those of the Beneficiary continuation option ("BCO") restricted to eligible beneficiaries of contracts issued by AXA Equitable. See "Beneficiary continuation option for traditional IRA and Roth IRA contracts only" under "Beneficiary continuation option" in "Payment of death benefit" later in this Prospectus. Further, since the Inherited IRA beneficiary continuation contract is intended to replace the investment originally selected by the now-deceased IRA owner, a prospective purchaser should carefully consider the features and investments available under the Inherited IRA beneficiary continuation contract, and the limitations and costs under the contract in comparison with the existing arrangement before making any purchase decision. Finally, the contract may not be available in all states. Please speak with your financial professional for further information.

WHO CAN PURCHASE AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

The Inherited IRA beneficiary continuation contract is offered only to beneficiaries of non-AXA Equitable contracts as follows:

..   beneficiaries of IRAs who are individuals ("IRA beneficiaries"); and

..   eligible non-spousal individual beneficiaries of deceased plan participants in qualified plans, 403(b) plans and governmental employer 457(b) plans ("Non-spousal Applicable Plan beneficiaries"). The purpose is to enable such beneficiaries to elect certain post-death RMD payment choices available to them under federal income tax rules, which may not be offered under the Applicable Plan.

Certain trusts with only individual beneficiaries are treated as individuals and are eligible to purchase the Inherited IRA beneficiary continuation contract if such trust is either an IRA beneficiary or a Non-spousal Applicable Plan beneficiary.

HOW AN INHERITED IRA BENEFICIARY CONTINUATION CONTRACT IS PURCHASED

IRA BENEFICIARY. A traditional Inherited IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original traditional IRA. An Inherited Roth IRA beneficiary continuation contract can only be purchased by a direct transfer of the beneficiary's interest under the deceased owner's original Roth IRA. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary of the original traditional or Roth IRA, and not in his/her own right. For this reason, the contract must also contain the name of the deceased owner.

NON-SPOUSAL APPLICABLE PLAN BENEFICIARY. In the case of a non-spousal beneficiary under a deceased plan participant's Applicable Plan, the Inherited IRA can only be purchased by a direct rollover of the death benefit under the Applicable Plan. In this discussion, "you" refers to the owner of the Inherited IRA beneficiary continuation contract. The owner of the Inherited IRA beneficiary continuation contract owns the contract in his/her capacity as beneficiary

54  CONTRACT FEATURES AND BENEFITS
of the deceased plan participant, and not in his/her own right. For this reason, the contract must also contain the name of the deceased plan participant. In this discussion, references to "deceased owner" include "deceased plan participant"; references to "original IRA" include "the deceased plan participant's interest or benefit under the Applicable Plan", and references to "individual beneficiary of a traditional IRA" include "individual non-spousal beneficiary under an Applicable Plan."

LIMITATIONS ON CERTAIN FEATURES UNDER THE INHERITED IRA BENEFICIARY CONTINUATION CONTRACT

This contract is intended only for beneficiaries who want to take payments at least annually over their life expectancy. These payments generally must begin no later than December 31st of the calendar year following the year the deceased owner died. Beneficiaries who do not want to take annual scheduled payments and want to wait until the 5th year after death to withdraw the entire amount of the Inherited IRA funds should not purchase this contract. Because of the contract's focus on payments, certain features noted below more suitable to long-term accumulation vehicles are not available under this contract.

When the Inherited IRA beneficiary continuation contract is owned by an IRA beneficiary:

..   The Inherited IRA beneficiary continuation contract can be purchased even though you have already begun taking post-death RMD payments of your interest as a beneficiary from the deceased owner's original IRA. You should discuss with your own tax adviser when payments must begin or must be made.

..   The initial contribution must be a direct transfer from the deceased owner's original IRA and is subject to minimum contribution amounts. See "Rules regarding contributions to your contract" in "Appendix IX" for more information.

..   Any subsequent contribution must be direct transfers of your interest as a beneficiary from another IRA with a financial institution other than AXA Equitable, where the deceased owner is the same as under the original IRA contract.

..   The Inherited IRA contract is designed to pay you at least annually (but you can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis. For certain Inherited IRAs, if, you maintain another IRA of the same type (traditional or Roth) of the same deceased owner and you are also taking distributions over your life from that inherited IRA, you may qualify to take an amount from that other inherited IRA which would otherwise satisfy the amount required to be distributed from the AXA Equitable Inherited IRA contract. If you choose not to take a payment from your Inherited IRA contract in any year, you must notify us in writing before we make the payment from the Inherited IRA contract, and we will not make any future payment unless you request in writing a reasonable time before we make such payment. If you choose to take a required payment from another inherited IRA, you are responsible for calculating the appropriate amount and reporting it on your income tax return. Please feel free to speak with your financial professional, or call our processing office, if you have any questions.

When the Inherited IRA beneficiary continuation contract is owned by a Non-spousal Applicable Plan beneficiary:

..   The initial contribution must be a direct rollover from the deceased plan participant's Applicable Plan and is subject to minimum contribution amounts. See "Rules regarding contributions to your contract" in "Appendix IX" for more information.

..   There are no subsequent contributions.

..   You must receive payments at least annually (but can elect to receive payments monthly or quarterly). Payments are generally made over your life expectancy determined in the calendar year after the deceased owner's death and determined on a term certain basis.

..   You must receive payments from the Inherited IRA contract even if you are receiving payments from another IRA derived from the deceased plan participant.

Features of the Inherited IRA beneficiary continuation contract which apply to either type of owner:

..   The beneficiary of the original IRA (or the Non-spousal Applicable Plan beneficiary) will be the annuitant under the Inherited IRA beneficiary continuation contract. In the case where the beneficiary is a "see-through trust," the oldest beneficiary of the trust will be the annuitant.

..   An Inherited IRA beneficiary continuation contract is not available for owners over age 70.

..   You may make transfers among the investment options, as permitted.

..   You may choose at any time to withdraw all or a portion of the account value. Any partial withdrawal must be at least $300. Withdrawal charges will apply as described in "Charges and expenses" later in this Prospectus.

..   If you have the Return of Principal death benefit or the Highest
    Anniversary Value death benefit, amounts withdrawn from the contract to meet RMDs will reduce the benefit base and may limit the utility of the benefit(s).

..   The GIB, Spousal continuation, automatic investment program, automatic payment plans and systematic withdrawals are not available under the Inherited IRA beneficiary continuation contract.

..   Upon your death, your beneficiary has the option to continue taking RMDs based on your remaining life expectancy or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment. If your beneficiary elects to continue to take distributions, withdrawal charges (if applicable) will no longer apply. If you have a Guaranteed minimum death benefit, it will no longer be in effect and any applicable charge for such benefit will stop.

..   When you die, we will pay your beneficiary the Investment Performance account value and the greater of the Protection with Investment Performance account value or the applicable death benefit.

                                              CONTRACT FEATURES AND BENEFITS 55

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

If for any reason you are not satisfied with your contract, you may exercise your cancellation right under the contract to receive a refund. To exercise this cancellation right, you must notify us with a signed letter of instruction electing this right, to our processing office within 10 days after you receive your contract. If state law requires, this "free look" period may be longer. Other state variations may apply. For a state-by-state description of all material variations of this contract, including specific information on your "free look" period, see Appendix V later in this Prospectus.

Generally, your refund will equal your Total account value under the contract on the day we receive notification of your decision to cancel the contract and will reflect (i) any investment gain or loss in the variable investment options (less the daily charges we deduct), (ii) any guaranteed interest in the guaranteed interest option, and (iii) any interest in the account for special dollar cost averaging (if applicable), through the date we receive your contract. Some states, however, require that we refund the full amount of your contribution (not reflecting (i), (ii) or (iii) above). For any IRA contract returned to us within seven days after you receive it, we are required to refund the full amount of your contribution.

For Series CP(R) contract owners, please note that you will forfeit the Credit by exercising this right of cancellation.

We may require that you wait six months before you may apply for a contract with us again if:

..   you cancel your contract during the free look period; or

..   you change your mind before you receive your contract whether we have received your contribution or not.

Please see "Tax information" later in this Prospectus for possible consequences of cancelling your contract.

If you fully convert an existing traditional IRA contract to a Roth IRA contract, you may cancel your Roth IRA contract and return to a traditional IRA contract. Our processing office, or your financial professional, can provide you with the cancellation instructions.

In addition to the cancellation right described above, you have the right to surrender your contract, rather than cancel it. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus. Surrendering your contract may yield results different than canceling your contract, including a greater potential for taxable income. In some cases, your cash value upon surrender may be greater than your contributions to the contract. Please see "Tax information," later in this Prospectus.

56  CONTRACT FEATURES AND BENEFITS

2. Determining your contract's value


--------------------------------------------------------------------------------

YOUR ACCOUNT VALUE AND CASH VALUE

Your "Total account value" is the total of: (i) the Protection with Investment Performance account value, and (ii) the Investment Performance account value. Your "Protection with Investment Performance account value" is the total value you have in: (i) the Protection with Investment Performance variable investment options, and (ii) amounts in a Special DCA program designated for the Protection with Investment Performance variable investment options. Your "Investment Performance account value" is the total value you have in: (i) the Investment Performance variable investment options, (ii) the guaranteed interest option, and (iii) amounts in a Special DCA program designated for the Investment Performance variable investment options and the guaranteed interest option. See "What are your investment options under the contract?" in "Contract features and benefits" for a detailed list of the Protection with Investment Performance variable investment options and Investment Performance variable investment options.

Your contract also has a "cash value." Your contract's cash value is equal to the Total account value, less: (i) the total amount or a pro rata portion of the annual administrative charge, as well as any optional benefit charges; and
(ii) any applicable withdrawal charges. Please see "Surrendering your contract to receive its cash value" in "Accessing your money" later in this Prospectus.

YOUR CONTRACT'S VALUE IN THE VARIABLE INVESTMENT OPTIONS

Each variable investment option invests in shares of a corresponding Portfolio. Your value in each variable investment option is measured by "units." The value of your units will increase or decrease as though you had invested it in the corresponding Portfolio's shares directly. Your value, however, will be reduced by the amount of the fees and charges that we deduct under the contract.

The unit value for each variable investment option depends on the investment performance of that option, less daily charges for:

(i)operations expenses;

(ii)administration expenses; and

(iii)distribution charges.

On any day, your value in any variable investment option equals the number of units credited to that option, adjusted for any units purchased for or deducted from your contract under that option, multiplied by that day's value for one unit. The number of your contract units in any variable investment option does not change unless they are:

(i)increased to reflect subsequent contributions (plus the Credit for Series CP(R) contracts);

(ii)decreased to reflect withdrawals (plus withdrawal charges, if applicable);
    or

(iii)increased to reflect transfers into, or decreased to reflect a transfer out of, a variable investment option.

In addition, when we deduct any Guaranteed benefit charge, the number of units credited to your contract will be reduced. Your units are also reduced when we deduct the annual administrative charge. A description of how unit values are calculated can be found in the SAI.

YOUR CONTRACT'S VALUE IN THE GUARANTEED INTEREST OPTION

Your value in the guaranteed interest option at any time will equal: your contributions and transfers to that option, plus interest, minus transfers and withdrawals out of the option, and charges we deduct.

YOUR CONTRACT'S VALUE IN THE ACCOUNT FOR SPECIAL DOLLAR COST AVERAGING

(For Series B and Series L contracts only)

Your value in the account for special dollar cost averaging at any time will equal your contribution allocated to that option, plus interest, minus any amounts that have been transferred to the variable investment options you have selected, and charges we deduct.

EFFECT OF YOUR ACCOUNT VALUES FALLING TO ZERO

In general, your contract will terminate without value if your Total account value falls to zero as the result of withdrawals, or the payment of any applicable charges when due, or a combination of two, as described below:

..   If you have Investment Performance account value only and it falls to zero as the result of withdrawals or the payment of any applicable charges, your contract will terminate.

..   Your Guaranteed minimum death benefit will terminate without value if your
    Protection with Investment Performance account value falls to zero as the result of withdrawals or the payment of any applicable charges. This will happen whether or not you also have the GIB or receive Lifetime GIB payments. Unless you have amounts allocated to your Investment Performance account, your contract will also terminate.

..   If you have the GIB and your Protection with Investment Performance account value falls to zero as the result of the payment of any applicable charges or a withdrawal that is not an Excess withdrawal, you will receive Lifetime GIB payments in accordance with the terms of the GIB. Unless you have amounts allocated to your Investment Performance account, your contract will also terminate.

..   If your Protection with Investment Performance account value falls to zero due to an Excess withdrawal, your GIB will terminate and you will not receive Lifetime GIB payments. Unless you have amounts allocated to your Investment Performance account, your contract will also terminate.

                                           DETERMINING YOUR CONTRACT'S VALUE 57

Certain withdrawals, even one that does not cause your Total account value to fall to zero, will be treated as a request to surrender your contract and terminate your Guaranteed minimum death benefit. See "Withdrawals treated as surrenders" in "Accessing your money."

As discussed earlier in this Prospectus, we reserve the right to discontinue or limit your ability to make subsequent contributions to the contract or subsequent transfers or contributions to the Protection with Investment Performance variable investment options, either directly or through a Special DCA program. If we exercise this right, you will not have the ability to fund the contract and any Guaranteed benefits in order to avoid contract and/or Guaranteed benefit termination.

Withdrawals and/or deductions of charges during or following a period of poor market performance in which your account values decrease, increases the possibility that such a withdrawal or deduction could cause your account values to fall to zero.

58  DETERMINING YOUR CONTRACT'S VALUE

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3. Transferring your money among investment options

--------------------------------------------------------------------------------

TRANSFERRING YOUR ACCOUNT VALUE

At any time before the date annuity payments are to begin, you can transfer some or all of your Total account value among the investment options, subject to the following:

..   You may not transfer any amount to a Special DCA program.

..   Amounts allocated to the Investment Performance variable investment options or guaranteed interest option can be transferred among the Investment Performance variable investment options. Also, amounts allocated to the Investment Performance variable investment options or the guaranteed interest option can be transferred to the Protection with Investment Performance variable investment options until the contract date anniversary following owner age 75, or if later, the first contract date anniversary. Transfers into your Protection with Investment Performance account will be allocated in accordance with your allocation instructions on file. See the limitations on amounts that may be transferred out of the guaranteed interest option below.

..   Amounts invested in the Protection with Investment Performance variable investment options can only be transferred among the Protection with Investment Performance variable investment options. Transfers out of the Protection with Investment Performance variable investment options into the Investment Performance variable investment options or guaranteed interest option are not permitted. However, if the owner elects to drop all Guaranteed benefits, the entire Protection with Investment Performance account value must be withdrawn from the contract or transferred into the Investment Performance variable investment options or guaranteed interest option. See "Dropping or changing your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus. See the limitations on amounts that may be transferred into the guaranteed interest option below. ONCE A WITHDRAWAL IS TAKEN FROM YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT, YOU CANNOT MAKE ADDITIONAL CONTRIBUTIONS TO YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT. YOU CAN, HOWEVER, CONTINUE TO MAKE TRANSFERS FROM YOUR INVESTMENT PERFORMANCE ACCOUNT TO THE PROTECTION WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS UNTIL SUCH TIME YOU MAKE A SUBSEQUENT CONTRIBUTION TO YOUR INVESTMENT PERFORMANCE ACCOUNT AT WHICH POINT TRANSFERS INTO THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT WILL NO LONGER BE AVAILABLE. A subsequent contribution received by us in the first 90 calendar days after your contract is issued will not be counted towards shutting down transfers to your Protection with Investment Performance account. See "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

..   For amounts allocated to the Protection with Investment Performance variable investment options, you may make a transfer from one Protection with Investment Performance variable investment option to another Protection with Investment Performance variable investment option as follows:

   -- You may make a transfer within the same category provided the resulting allocation to the receiving Protection with Investment Performance variable investment option does not exceed the investment option maximum in place at the time of the transfer.

   -- You can make a transfer from a Protection with Investment Performance variable investment option in one category to a Protection with Investment Performance variable investment option in another category as long as any applicable minimum rule(s) for the transferring category, the minimum and maximum rule(s) for all categories and the maximum rule for the receiving Protection with Investment Performance variable investment option are met. For detailed information regarding these rules, see "Category and investment option limits" under "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus.

   -- You may also request a transfer that would reallocate your account value in the Protection with Investment Performance variable investment options based on percentages, provided those percentages are consistent with the category and Protection with Investment Performance variable investment option limits in place at the time of the transfer.

   -- In calculating the limits for any transfers among the Protection with Investment Performance variable investment options, we use the Protection with Investment Performance account value percentages as of the date prior to the transfer.

   -- Transfer requests do not change the allocation instructions on file for any future contribution or rebalancing, although transfer requests will be considered subject to the Custom Selection Rules at the time of the request. In connection with any transfer, you should consider providing new allocation instructions, which would be used in connection with future rebalancing. A transfer must comply with the Custom Selection Rules described under "Allocating your contributions" earlier in the Prospectus.

..   A transfer into the guaranteed interest option will not be permitted if such transfer would result in more than 25% of the Total account value being allocated to the guaranteed interest option, based on the Total account value as of the previous business day. This restriction is waived for amounts transferred from a dollar cost averaging program into the guaranteed interest option.

..   We reserve the right to restrict transfers into and among variable investment options, including limitations on the number, frequency, or dollar amount of transfers.

..   We may charge a transfer charge for any transfers in excess of 12 transfers in a contract year. For more information, see "Transfer charge" under "Charges that AXA Equitable deducts" in "Charges and expenses" later in this Prospectus.

                            TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS 59

..   For transfer restrictions regarding disruptive transfer activity, see
    "Disruptive transfer activity" below.

..   The maximum amount that may be transferred from the guaranteed interest option to any investment option (including amounts transferred pursuant to the fixed-dollar option and interest sweep option dollar cost averaging programs described under "Allocating your contributions" in "Contract features and benefits" earlier in this Prospectus) in any contract year is the greatest of:

   (a)25% of the amount you have in the guaranteed interest option on the last day of the prior contract year; or

   (b)the total of all amounts transferred at your request from the guaranteed interest option to any of the investment options in the prior contract year; or

   (c)25% of amounts transferred or allocated to the guaranteed interest option during the current contract year.

From time to time, we may remove the restrictions regarding transferring amounts out of the guaranteed interest option. If we do so, we will tell you by way of a supplement to this Prospectus. We will also tell you at least 45 days in advance of the day that we intend to reimpose the transfer restrictions. When we reimpose the transfer restrictions, if any dollar cost averaging transfer out of the guaranteed interest option causes a violation of the 25% outbound restriction, that dollar cost averaging program will be terminated for the current contract year. A new dollar cost averaging program can be started in the next or subsequent contract years.

You may request a transfer in writing, by telephone using TOPS or through Online Account Access. You must send in all written transfer requests directly to our processing office. Transfer requests should specify:

(1)the contract number;

(2)the dollar amounts or percentages of your current applicable account value to be transferred; and

(3)the investment options to and from which you are transferring.

We will confirm all transfers in writing.

Please see "Allocating your contributions" in "Contract features and benefits" for more information about your role in managing your allocations.

DISRUPTIVE TRANSFER ACTIVITY

You should note that the contract is not designed for professional "market timing" organizations, or other organizations or individuals engaging in a market timing strategy. The contract is not designed to accommodate programmed transfers, frequent transfers or transfers that are large in relation to the total assets of the underlying Portfolio.

Frequent transfers, including market timing and other program trading or short-term trading strategies, may be disruptive to the underlying Portfolios in which the variable investment options invest. Disruptive transfer activity may adversely affect performance and the interests of long-term investors by requiring a Portfolio to maintain larger amounts of cash or to liquidate Portfolio holdings at a disadvantageous time or price. For example, when market timing occurs, a Portfolio may have to sell its holdings to have the cash necessary to redeem the market timer's investment. This can happen when it is not advantageous to sell any securities, so the Portfolio's performance may be hurt. When large dollar amounts are involved, market timing can also make it difficult to use long-term investment strategies because a Portfolio cannot predict how much cash it will have to invest. In addition, disruptive transfers or purchases and redemptions of portfolio investments may impede efficient portfolio management and impose increased transaction costs, such as brokerage costs, by requiring the portfolio manager to effect more frequent purchases and sales of portfolio securities. Similarly, a Portfolio may bear increased administrative costs as a result of the asset level and investment volatility that accompanies patterns of excessive or short-term trading. Portfolios that invest a significant portion of their assets in foreign securities or the securities of small- and mid-capitalization companies tend to be subject to the risks associated with market timing and short-term trading strategies to a greater extent than Portfolios that do not. Securities trading in overseas markets present time zone arbitrage opportunities when events affecting Portfolio securities values occur after the close of the overseas market but prior to the close of the U.S. markets. Securities of small- and mid-capitalization companies present arbitrage opportunities because the market for such securities may be less liquid than the market for securities of larger companies, which could result in pricing inefficiencies. Please see the prospectuses for the underlying Portfolios for more information on how Portfolio shares are priced.

We currently use the procedures described below to discourage disruptive transfer activity. You should understand, however, that these procedures are subject to the following limitations: (1) they primarily rely on the policies and procedures implemented by the underlying Portfolios; (2) they do not eliminate the possibility that disruptive transfer activity, including market timing, will occur or that portfolio performance will be affected by such activity; and (3) the design of market timing procedures involves inherently subjective judgments, which we seek to make in a fair and reasonable manner consistent with the interests of all contract owners.

We offer investment options with underlying Portfolios that are part of AXA Premier VIP Trust and EQ Advisors Trust (together, the "affiliated trusts"), as well as investment options with underlying Portfolios of outside trusts with which AXA Equitable has entered participation agreements (the "unaffiliated trusts" and, collectively with the affiliated trusts, the "trusts"). The affiliated trusts have adopted policies and procedures regarding disruptive transfer activity. They discourage frequent purchases and redemptions of Portfolio shares and will not make special arrangements to accommodate such transactions. They aggregate inflows and outflows for each Portfolio on a daily basis. On any day when a Portfolio's net inflows or outflows exceed an established monitoring threshold, the affiliated trust obtains from us contract owner trading activity. The affiliated trusts currently consider transfers into and out of (or vice versa) the same variable investment option within a five business day period as potentially disruptive transfer activity.

When a contract is identified in connection with potentially disruptive transfer activity for the first time, a letter is sent to the contract owner explaining that there is a policy against disruptive transfer activity and that if such activity continues certain transfer privileges may be eliminated. If and when the contract owner is identified a second time as engaged in potentially disruptive transfer activity under the contract,

60 TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS we currently prohibit the use of voice, fax and automated transaction services. We currently apply such action for the remaining life of each affected contract. We or a trust may change the definition of potentially disruptive transfer activity, the monitoring procedures and thresholds, any notification procedures, and the procedures to restrict this activity. Any new or revised policies and procedures will apply to all contract owners uniformly. We do not permit exceptions to our policies restricting disruptive transfer activity.

Each unaffiliated trust may have its own policies and procedures regarding disruptive transfer activity. If an unaffiliated trust advises us that there may be disruptive activity from one of our contract owners, we will work with the unaffiliated trust to review contract owner trading activity. Each trust reserves the right to reject a transfer that it believes, in its sole discretion, is disruptive (or potentially disruptive) to the management of one of its Portfolios. Please see the prospectuses for the trusts for more information.

It is possible that a trust may impose a redemption fee designed to discourage frequent or disruptive trading by contract owners. As of the date of this Prospectus, the trusts had not implemented such a fee. If a redemption fee is implemented by a trust, that fee, like any other trust fee, will be borne by the contract owner.

Contract owners should note that it is not always possible for us and the underlying trusts to identify and prevent disruptive transfer activity. In addition, because we do not monitor for all frequent trading at the separate account level, contract owners may engage in frequent trading which may not be detected, for example, due to low net inflows or outflows on the particular day(s). Therefore, no assurance can be given that we or the trusts will successfully impose restrictions on all potentially disruptive transfers. Because there is no guarantee that disruptive trading will be stopped, some contract owners may be treated differently than others, resulting in the risk that some contract owners may be able to engage in frequent transfer activity while others will bear the effect of that frequent transfer activity. The potential effects of frequent transfer activity are discussed above.

REBALANCING AMONG YOUR INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS AND GUARANTEED INTEREST OPTION

We offer two rebalancing programs that you can use to automatically reallocate your Investment Performance account value among your Investment Performance variable investment options and the guaranteed interest option. Option I allows you to rebalance your Investment Performance account value among the Investment Performance variable investment options. Option II allows you to rebalance your Investment Performance account value among the Investment Performance variable investment options and the guaranteed interest option.

To enroll in one of our rebalancing programs, you must notify us in writing or through Online Account Access and tell us:

(a)the percentage you want invested in each investment option (whole percentages only), and

(b)how often you want the rebalancing to occur (quarterly, semian-nually, or annually on a contract year basis)

Rebalancing will occur on the same day of the month as the contract date. If a contract is established after the 28th, rebalancing will occur on the first business day of the month following the contract date. If you elect quarterly rebalancing, the rebalancing in the last quarter of the contract year will occur on the contract date anniversary.

Once it is available, you may elect or terminate the rebalancing program at any time. You may also change your allocations under the program at any time. Once enrolled in the rebalancing program, it will remain in effect until you instruct us in writing to terminate the program. Requesting an investment option transfer while enrolled in our rebalancing program will not automatically change your allocation instructions for rebalancing your account value. This means that upon the next scheduled rebalancing, we will transfer amounts among your investment options pursuant to the allocation instructions previously on file for your program. Changes to your allocation instructions for the rebalancing program (or termination of your enrollment in the program) must be in writing and sent to our processing office. Termination requests can be made online through Online Account Access. See "How to reach us" in "Who is AXA Equitable?" earlier in this Prospectus. There is no charge for the rebalancing feature.

--------------------------------------------------------------------------------
Rebalancing does not assure a profit or protect against loss. You should periodically review your allocation percentages as your needs change. You may want to discuss the rebalancing program with your financial professional before electing the program.
--------------------------------------------------------------------------------

While your rebalancing program is in effect, we will transfer amounts among the applicable investment options so that the percentage of your Investment Performance account value that you specify is invested in each option at the end of each rebalancing date.

If you select Option II, you will be subject to our rules regarding transfers from the guaranteed interest option to the Investment Performance variable investment options. These rules are described in "Transferring your account value" earlier in this section. Under Option II, a transfer into or out of the guaranteed interest option to initiate the rebalancing program will not be permitted if such transfer would violate these rules. If this occurs, the rebalancing program will not go into effect.

You may not elect Option II if you are participating in any dollar cost averaging program. You may not elect Option I if you are participating in special money market dollar cost averaging or general dollar cost averaging.

Our optional rebalancing programs are not available for amounts allocated to the Protection with Investment Performance variable investment options. For information about rebalancing among the Protection with Investment Performance variable investment options, see "Automatic quarterly rebalancing" under "Allocating your contributions" in "Contract features and benefits."

SYSTEMATIC TRANSFER PROGRAM

Under the systematic transfer program, you may elect to have amounts from the Investment Performance variable investment options and the guaranteed interest option transferred to the Protection with Investment Performance variable investment options. This can be done on a quarterly, semi-annual or annual basis. There are four transfer options available under this program.

                            TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS 61

--------------------------------------------------------------------------------
Please check with your financial professional or one of our customer service representatives regarding the availability of our Systematic transfer program options.
--------------------------------------------------------------------------------

(i)Fixed dollar. Under this option, you can transfer a specified dollar amount, subject to a minimum of $50. The dollar amount you select cannot be changed while the program is in effect. If your Investment Performance account value on the transfer date is $50 or less, we will transfer the entire amount and the program will end.

(ii)Fixed percentage. Under this program, you can transfer a specified percentage of your Investment Performance account as of the date of the transfer. The percentage you select cannot be changed while the program is in effect. If your Investment Performance account value on the transfer date is $50 or less, we will transfer the entire amount and the program will end.

(iii)Transfer the gains. Under this option, you can transfer amounts in excess of your "total net contributions" (described below) made to the Investment Performance account as of the date of the transfer. The calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Investment Performance account as of the date of the transfer. If there are no gains in the Investment Performance account, a transfer will not occur.

(iv)Transfer the gains in excess of a specified percentage. Under this option, you can transfer amounts in excess of a specified percentage of your "total net contributions" (described below) made to the Investment Performance account as of the date of the sweep. There is no restriction on the maximum percentage you can request, however, the specified percentage cannot be changed while the program is in effect. Also, the calculated amount to be transferred must be $50 or greater in order for the transfer to occur. If you elect this option after issue, the first transfer will be for all gains in the Investment Performance account in excess of a specified percentage. If there are no gains in the Investment Performance account, a transfer will not occur.

For options (iii) and (iv), the "net contribution amount" is the total contributions made to the Investment Performance account, adjusted for withdrawals (and any applicable withdrawal charges) and all transfers to the Protection with Investment Performance account. All subsequent contributions made to the Investment Performance account will increase the net contribution amount by the dollar amount of the contribution as of the transaction date of the contribution. All withdrawals and ad hoc transfers from the Investment Performance account will be withdrawn or transferred -- gains first. The net contribution amount will only be reduced by a withdrawal (and any applicable withdrawal charges) or transfer to the extent that the withdrawal or transfer is in excess of "gains" in the Investment Performance account on the date of the transfer. For this purpose, "gains" is equal to the Investment Performance account value immediately prior to the withdrawal or transfer in excess of net contribution.

Please note the following under the Systematic transfer program:

..   As noted above, transfers can be made on a quarterly, semi-annual or annual basis. You can choose a start date for transfers but it cannot be later than the 28th day of the month or later than one year from the date you enroll. The frequency for transfers cannot be changed while the program is in effect. If you decide you want to change the frequency of transfers, you must cancel your current program and re-enroll in the program.

..   For Series CP(R) contracts, any credits that are applied to the Investment
    Performance account will not be part of the net contribution amount. The total amount of credit applied to the Investment Performance account will be considered transferred to the Protection with Investment Performance account first before any earnings are transferred under our Systematic transfer program.

..   Each transfer will be pro-rated from all of your investment options in the
    Investment Performance account, except for amounts allocated to a Special DCA program. If either option (iii) or (iv) is selected and there are amounts allocated to a Special DCA program, the calculation of the sweep will use your Investment Performance account value (including any amounts in the Special DCA program that are designated for future transfers to the Investment Performance account). However, once the amount to be transferred is calculated, the transfer will be pro-rated from the Investment Performance variable investment options and the Guaranteed interest option. No amounts will be transferred from the Special DCA program.

..   Under the Fixed percentage option, the calculation of the transfer will not include any amounts in the Special DCA program and the transfer will be pro-rated from the Investment Performance vari- able investment options and the guaranteed interest option.

..   All transfers to the Protection with Investment Performance vari- able investment options will be in accordance with your allocation instructions on file.

..   An ad hoc transfer from the Investment Performance account to the
    Protection with Investment Performance account that is not part of the Systematic transfer program will not terminate the program. Please note, however, that a transfer under options (iii) or (iv) could decrease the net contribution amount that is used to determine the gains on each transfer date.

..   You can only have one Systematic transfer program in effect at any one time.

..   You can cancel your Systematic transfer program at any time.

..   Transfers under your Systematic transfer program do not count toward the transfers under the contract that may be subject to a transfer charge.

..   The Systematic transfer program is available with any dollar cost averaging program available under your Retirement Corner- stone(R) contract.

..   You can elect a rebalancing program for your Investment Perfor- mance account value while the Systematic withdrawal program is in effect. If a rebalancing transaction date and Systematic trans- fer program transaction date happen to be on the same Business day, the transfer under the Systematic transfer program will be processed first. Then, we will process the rebalancing of your Investment Performance account value.

62  TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS

..   If all Guaranteed benefits are dropped post-funding of the Pro- tection with Investment Performance account, your Systematic transfer program will be terminated.

..   If we exercise our right to discontinue contributions and/or trans- fers to the Protection with Investment Performance variable investment options, or if you are unable to make subsequent con- tributions and/or transfers to the Protection with Investment Performance variable investment options due to any other contri- bution or transfer restriction, your Systematic transfer program will be terminated.

..   If you make a contribution to your Investment Performance account following your first withdrawal from the Protection with Investment Performance account, your Systematic transfer pro- gram will be terminated.

                            TRANSFERRING YOUR MONEY AMONG INVESTMENT OPTIONS 63

4. Accessing your money

--------------------------------------------------------------------------------

WITHDRAWING YOUR ACCOUNT VALUE

You have several ways to withdraw your Total account value before payments begin. The table below shows the methods available under each type of contract.

Your account value could become insufficient due to withdrawals and/or poor market performance. For information on how withdrawals affect your Guaranteed benefits and potentially cause your contract to terminate, please see "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus and "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

If you take a withdrawal from the Protection with Investment Performance variable investment options, the withdrawal may impact your existing benefits and you will no longer be permitted to make subsequent contributions into the Protection with Investment Performance variable investment options. The first withdrawal from your Protection with Investment Performance account may also affect the applicable Roll-up rate used in calculating certain Guaranteed benefits. See "How you can purchase and contribute to your contract", and "Annual Roll-up rate" and "Deferral bonus Roll-up rate" under "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus, as well as Appendix IX for more information.

-------------------------------------------------------------------
                      METHOD OF WITHDRAWAL
-------------------------------------------------------------------
                                                PRE-AGE   LIFETIME
                   AUTO-                         59 1/2   REQUIRED
                   MATIC                          SUB-     MINIMUM
                  PAYMENT            SYSTE-    STANTIALLY DISTRIBU-
 CONTRACT/(1)/   PLANS/(2)/ PARTIAL MATIC/(3)/   EQUAL      TION
-------------------------------------------------------------------
NQ                  Yes       Yes      Yes        No       No
-------------------------------------------------------------------
Traditional IRA     Yes       Yes      Yes        Yes      Yes
-------------------------------------------------------------------
Roth IRA            Yes       Yes      Yes        Yes      No
-------------------------------------------------------------------
Inherited IRA       No        Yes      No         No       Yes/(4)/
-------------------------------------------------------------------
QP/(5)/             Yes       Yes      No         No       No
-------------------------------------------------------------------

(1)Please note that not all contract types are available under all contracts in the Retirement Cornerstone(R) Series.
(2)Available for contracts with GIB only.
(3)Available for withdrawals from your Investment Performance variable investment options and guaranteed interest option only.
(4)The contract (whether traditional IRA or Roth IRA) pays out post-death required minimum distributions. See "Inherited IRA beneficiary continuation contract" in "Contract features and benefits" earlier in this Prospectus.
(5)All payments are made to the plan trust as the owner of the contract. See "Appendix II: Purchase considerations for QP contracts" later in this Prospectus.

--------------------------------------------------------------------------------
All requests for withdrawals must be made on a specific form that we provide. Please see "How to reach us" under "Who is AXA Equitable?" earlier in this Prospectus for more information.
--------------------------------------------------------------------------------

AUTOMATIC PAYMENT PLANS
(For contracts with GIB)

You may take automatic withdrawals from your Protection with Investment Performance account under either the Maximum payment plan or the Customized payment plan, as described below. Under either plan, you may take withdrawals on a monthly, quarterly or annual basis. You may change the payment frequency of your withdrawals at any time, and the change will become effective on the next contract date anniversary. All withdrawals from an Automatic payment plan count toward your free withdrawal amount.

You may elect either the Maximum payment plan or the Customized payment plan beginning after the first contract date anniversary. You must wait at least 28 days from enrollment in a plan before automatic payments begin. We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month.

If you take a partial withdrawal from your Protection with Investment Performance account while an automatic payment plan is in effect, we will terminate the plan. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. A partial withdrawal taken during an automatic payment plan could result in an Excess withdrawal. See "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus and "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

MAXIMUM PAYMENT PLAN
If you have funded the GIB, the Maximum payment plan is available beginning in the contract year that follows the contract year in which you first fund your Protection with Investment Performance account. Under the Maximum payment plan, you can request us to pay you the Annual withdrawal amount as scheduled payments. The payment amount may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GIB benefit base.

If you elect the Maximum payment plan and start monthly or quarterly payments after the beginning of a contract year, the payments you take that year will be less than your Annual withdrawal amount.

If you take a partial withdrawal from your Protection with Investment Performance account in the same contract year prior to enrollment in the Maximum payment plan, the partial withdrawal will be factored into the scheduled payments for that contract year, as follows: we will calculate the Annual withdrawal amount and subtract the partial withdrawal amount. The difference will be divided by the number of payments that remain for the rest of the contract year based on your election. This will be the amount paid out for the remaining periods for that contract year.

CUSTOMIZED PAYMENT PLAN

--------------------------------------------------------------------------------
Please check with your financial professional or one of our customer service representatives regarding the availability of our Customized payment plan options.
--------------------------------------------------------------------------------

If you have funded the GIB, the Customized payment plan is available beginning in the contract year that follows the contract year in which you first fund your Protection with Investment Performance account.

64  ACCESSING YOUR MONEY

Currently, any of the following five Customized payment plan options can be elected. For options that are based on a withdrawal percentage, the specified percentage is applied to your GIB benefit base as of the most recent contract date anniversary. See "Annual withdrawal amount" in "Guaranteed income benefit" under "Contract features and benefits" earlier in this Prospectus.

The following payment options can be elected under the Customized payment plan. For options (i)-(iii) and (v), your payment may increase or decrease annually as the result of a change in the Annual Roll-up rate. Also, the payment amount may increase as the result of a reset of your GIB benefit base.

(i)Guaranteed minimum percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a withdrawal percentage that is fixed at the lowest guaranteed Annual Roll-up rate of 4%.

(ii)Fixed percentage below the Annual Roll-up rate: You can request us to pay you as scheduled payments a withdrawal amount based on the applicable Annual Roll-up rate MINUS a fixed percentage for each contract year. If in any contract year the calculation would result in a payment that is less than 4%, your withdrawal percentage for that contract year will be 4%. In other words, the withdrawal percentage can never be less than 4%. Your percentage requests must be in increments of 0.50%.

(iii)Fixed percentage: You can request us to pay you as scheduled payments a withdrawal amount based on a fixed percentage. The percentage may not exceed the Annual Roll-up rate in any contract year. If in any contract year the fixed percentage is greater than your Annual Roll-up rate for that contract year, we will pay you only the Annual withdrawal amount as scheduled payments for that contract year. Your percentage requests must be in increments of 0.50%.

(iv)Fixed dollar amount: You can request us to pay you as scheduled payments a fixed dollar withdrawal amount each contract year. The fixed dollar amount may not exceed your Annual withdrawal amount in any contract year. If in any contract year the fixed dollar amount is greater than your Annual withdrawal amount, we will pay you as scheduled payments only your Annual withdrawal amount.

(v)Fixed dollar amount or fixed percentage from both your Protection with Investment Performance account and your Investment Performance account: You can request us to pay you a fixed dollar amount or fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. The Annual withdrawal amount will be withdrawn from your Protection with Investment Performance account. We will pay you any requested amount that is in excess of your Annual withdrawal amount from your Investment Performance account. If in any contract year there is insufficient value in the Investment Performance account to satisfy your requested fixed dollar or fixed percentage withdrawal, we will pay you the maximum amount that can be withdrawn from your Annual withdrawal amount and your Investment Performance account as scheduled payments for that contract year even though this amount will be less than you requested.

It is important to note that if you elect the Customized payment plan and start monthly or quarterly withdrawals after the beginning of a contract year, you could select scheduled payment amounts that would cause an Excess withdrawal. If your selected scheduled payment would cause an Excess withdrawal, we will notify you. Excess withdrawals may significantly reduce the value of the GIB (and "Greater of" death benefit, if elected). See "How withdrawals affect your Guaranteed benefits" and "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus.

For examples on how the Automatic payment plans work, please see Appendix VI. For examples of how withdrawals affect your Guaranteed benefit bases, see Appendix VII later in this Prospectus.

PARTIAL WITHDRAWALS AND SURRENDERS
(All contracts)

You may take partial withdrawals from your contract at any time. Currently, the minimum withdrawal amount is $300. For discussion on how amounts can be withdrawn, see "How withdrawals are taken from your Total account value" below. You can also surrender your contract at any time.

Partial withdrawals will be subject to a withdrawal charge if they exceed the free withdrawal amount. For more information, see "Free withdrawal amount" in "Charges and expenses" later in this Prospectus.

Any request for a partial withdrawal will terminate your participation in either the Maximum payment plan or Customized payment plan.

SYSTEMATIC WITHDRAWALS
(All contracts except Inherited IRA and QP)

You may take systematic withdrawals of a particular dollar amount or a particular percentage of your Investment Performance variable investment options and guaranteed interest option.

If your contract is subject to withdrawal charges, you may take systematic withdrawals on a monthly, quarterly or annual basis as long as the withdrawals do not exceed the following percentages of your Investment Performance account value: 0.8% monthly, 2.4% quarterly and 10.0% annually. The minimum amount you may take in each systematic withdrawal is $250. If the amount withdrawn would be less than $250 on the date a withdrawal is to be taken, we will not make a payment and we will terminate your systematic withdrawal election.

If the withdrawal charges on your contract have expired (not applicable to Series C and Series ADV which have no withdrawal charges), you may elect a systematic withdrawal option in excess of percentages described in the preceding paragraph, up to 100% of your Investment Performance account value. HOWEVER, IF YOU ELECT A SYSTEMATIC WITHDRAWAL OPTION IN EXCESS OF THESE LIMITS, AND MAKE A SUBSEQUENT CONTRIBUTION TO YOUR INVESTMENT PERFORMANCE ACCOUNT, THE SYSTEMATIC WITHDRAWAL OPTION WILL BE TERMINATED. You may then elect a new systematic withdrawal option within the limits described in the preceding paragraph.

We will make the withdrawals on any day of the month that you select as long as it is not later than the 28th day of the month. If you do not select a date, we will make the withdrawals on the same calendar day of the month as the contract date. If you have also elected a GIB Automatic payment plan, unless you instruct us otherwise, your systematic withdrawal option withdrawals will be on the same date as your automatic payment plan. You must wait at least 28 days after your contract is issued before your systematic withdrawals can begin.

                                                       ACCESSING YOUR MONEY  65

You may elect to take systematic withdrawals at any time. If you own an IRA contract, you may elect this withdrawal method only if you are between ages 59 1/2 and 70 1/2.

If the systematic withdrawal option is elected with an Automatic payment plan, the payment frequency will be the same as the Automatic payment plan.

You may change the payment frequency, or the amount or the percentage of your systematic withdrawals, once each contract year. However,

you may not change the amount or percentage in any contract year in which you have already taken a partial withdrawal. You can cancel the systematic withdrawal option at any time.

If you take a partial withdrawal while you are taking systematic withdrawals, your systematic withdrawal option will be terminated. You may then elect a new systematic withdrawal option.

Systematic withdrawals are not subject to a withdrawal charge, except to the extent that, when added to a partial withdrawal amount previously taken in the same contract year, the systematic withdrawal exceeds the free withdrawal amount.

SUBSTANTIALLY EQUAL WITHDRAWALS
(Traditional IRA and Roth IRA contracts only)

We offer our "substantially equal withdrawals option" to allow you to receive distributions from your contract without triggering the 10% additional federal income tax penalty, which normally applies to distributions made before age
59 1/2. Substantially equal withdrawals are also referred to as "72(t) exception withdrawals". See "Tax information" later in this Prospectus. The substantially equal withdrawals option is available only if 100% of your Total account value is allocated to either the Protection with Investment Performance account or the Investment Performance account. This option is not available if your Total account value is split between the Protection with Investment Performance account and the Investment Performance account at the time you elect this option. If you elect to take substantially equal withdrawals, you may not elect any other automated withdrawal program.

If you elect our substantially equal withdrawals option, we calculate the permissible distributions for you using one of the IRS-approved methods for doing this. You should be aware that the portion of any withdrawal from the Protection with Investment Performance account that is in excess of the Annual withdrawal amount will reduce the benefit base(s) for your Guaranteed benefits on a pro rata basis as of the date of the withdrawal. See "How withdrawals affect your Guaranteed benefits" and "Annual withdrawal amount" under "Guaranteed income benefit" in "Contract features and benefits" for more information.

Our substantially equal withdrawals option is not the exclusive method of meeting the penalty exception. After consultation with your tax adviser, you may decide to use any permissible method. If you do not elect our substantially equal withdrawals option, you would have to compute withdrawal amounts yourself and request partial withdrawals.

Once you begin to take substantially equal withdrawals, you should not do any of the following until after the later of age 59 1/2 or five full years after the first withdrawal: (i) stop them; (ii) change the pattern of your withdrawals (for example, by taking an additional partial withdrawal); or
(iii) contribute any more to the contract. If you alter the pattern of withdrawals, you may be liable for the 10% federal tax penalty that would have otherwise been due on prior withdrawals made under this option and for any interest on the delayed payment of the penalty.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment Performance account or the Protection with Investment Performance account. Because the penalty exception method does not permit additional contributions or payment changes to restore any Guaranteed benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated or intend to allocate amounts to the Protection with Investment Performance account value after starting Substantially equal withdrawals.

In accordance with IRS guidance, an individual who has elected to receive substantially equal withdrawals may make a one-time change, without penalty, from one of the IRS-approved methods of calculating fixed payments to another IRS-approved method (similar to the required minimum distribution rules) of calculating payments, which vary each year.

If the contract is eligible, you may elect to take substantially equal withdrawals at any time before age 59 1/2. We will make the withdrawal on any day of the month that you select as long as it is not later than the 28th day of the month. We will calculate the amount of your substantially equal withdrawals using the IRS-approved method we offer. The payments will be made monthly, quarterly or annually as you select. These payments will continue until (i) we receive written notice from you to cancel this option; (ii) you take an additional partial withdrawal; or (iii) you contribute any more to the contract. You may elect to start receiving substantially equal withdrawals again, but the payments may not restart in the same calendar year in which you took a partial withdrawal or added amounts to the contract.We will calculate the new withdrawal amount.

BECAUSE THE IRS-APPROVED PENALTY EXCEPTION METHODS DO NOT PERMIT YOU TO ADD CONTRIBUTIONS OR CHANGE PAYMENTS TO RESTORE THE GUARANTEED BENEFIT BASE(S), AS NOTED ABOVE, YOU AND YOUR TAX ADVISER SHOULD CONSIDER CAREFULLY WHETHER YOU SHOULD ELECT THE SUBSTANTIALLY EQUAL WITHDRAWALS OPTION OR ANY OTHER METHOD OF PENALTY EXCEPTION WITHDRAWALS IF YOU HAVE ALLOCATED ANY AMOUNTS TO THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT.

LIFETIME REQUIRED MINIMUM DISTRIBUTION WITHDRAWALS
(Traditional IRA contracts only -- See "Tax information" later in this Prospectus)

We offer our "automatic required minimum distribution (RMD) service" to help you meet lifetime required minimum distributions under federal income tax rules. This is not the exclusive way for you to meet these rules. After consultation with your tax adviser, you may decide to compute RMDs yourself and request partial withdrawals. In such a case, a withdrawal charge may apply. Before electing this account-based withdrawal option, you should consider whether annuitization might be better in your situation. If you have funded your Guaranteed

66  ACCESSING YOUR MONEY
benefit(s), amounts withdrawn from the contract to meet RMDs may reduce your benefit base(s) and may limit the utility of the benefit(s). Also, the actuarial present value of additional contract benefits must be added to the Total account value in calculating RMD payments from annuity contracts funding IRAs, which could increase the amount required to be withdrawn. Please refer to "Tax information" later in this Prospectus.

This service is not available under qualified plan contracts.

You may elect this service in the calendar year in which you reach age 70 1/2 or in any later year. The minimum amount we will pay out is $250. Currently, RMD payments will be made annually. See "Required minimum distributions" in "Traditional individual retirement annuities (traditional IRAs)" under "Tax information" later in this Prospectus for your specific type of retirement arrangement.

This service does not generate automatic RMD payments during the first calendar year. Therefore, if you are making a rollover or transfer contribution to the contract after age 70 1/2, you must take any RMDs before the rollover or transfer. If you do not, any withdrawals that you take during the first contract year to satisfy your RMDs may be subject to withdrawal charges, if applicable, if they exceed the free withdrawal amount.

--------------------------------------------------------------------------------
For traditional IRA contracts, we will send a form outlining the distribution options available in the year you reach age 70 1/2 (if you have not begun your annuity payments before that time).
--------------------------------------------------------------------------------

We do not impose a withdrawal charge on RMD payments taken through our automatic RMD service even if, when added to a partial withdrawal previously taken in the same contract year, the RMD payments exceed the free withdrawal amount.

RMDS FOR CONTRACTS WITH GIB. Generally, if you elect our Automatic RMD service, any lifetime RMD payment we make to you, starting in the first contract year, will not be treated as an Excess withdrawal for contracts with GIB or with GIB and the "Greater of" death benefit. Amounts from both your Protection with Investment Performance account and Investment Performance account values are used to determine your lifetime RMD payment each year.

If you elect either the Maximum payment plan or the Customized payment plan (together, "automatic payment plans") and our Automatic RMD service, we will make an extra payment, if necessary, on December 1st that will equal your lifetime RMD amount less all payments made through November 30th and any scheduled December payment. The combined Automatic payment plan and RMD payment will not be treated as an Excess withdrawal if the RMD, together with any withdrawal taken under one of our automatic plans exceeds your Annual withdrawal amount. The additional payment will reduce your GIB benefit base and Roll-up to age 85 benefit base (for contracts with the "Greater of" death benefit) on a dollar-for-dollar basis. Your Highest Anniversary Value benefit base is always reduced on a pro rata basis.

If you take any partial withdrawals in addition to your RMD and Automatic payment plan payments, your applicable Automatic payment plan will be terminated. Any partial withdrawal taken from your Protection with Investment Performance account may cause an Excess withdrawal and may be subject to a withdrawal charge. You may enroll in the plan again at any time, but the scheduled payments will not resume until the next contract date anniversary. Further, your GIB benefit base and Annual withdrawal amount will be reduced.

If you elect our Automatic RMD service and elect to take your Annual withdrawal amount in partial withdrawals without electing one of our available Automatic payment plans, we will make a payment, if necessary, on December 1st that will equal your RMD payment less all withdrawals made through November 30th. If prior to December 1st you make a partial withdrawal that exceeds your Annual withdrawal amount, but not your RMD amount, any portion of that partial withdrawal taken from your Protection with Investment Performance account will be treated as an Excess withdrawal, as well as any subsequent partial withdrawals taken from your Protection with Investment Performance account made during the same contract year. However, if by December 1st your withdrawals have not exceeded your RMD amount, the RMD payment we make to you will not be treated as an Excess withdrawal.

Your RMD payment will be withdrawn on a pro rata basis from your Investment Performance variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will withdraw amounts from your Special DCA program. If there is insufficient value in those options, any additional amount of the RMD payment or the total amount of the RMD payment will be withdrawn from your Protection with Investment Performance variable investment options. For information on how RMD payments are taken from your contract see "How withdrawals are taken from your Total account value" below.

If you do not elect our Automatic RMD service and if your Annual withdrawal amount is insufficient to satisfy the RMD payment, any additional withdrawal taken in the same contract year (even one to satisfy your RMD payment) from your Protection with Investment Performance account will be treated as an Excess withdrawal.

HOW WITHDRAWALS ARE TAKEN FROM YOUR TOTAL ACCOUNT VALUE

Unless you specify otherwise, all withdrawals (other than Automatic payment plan withdrawals and lump sum withdrawals of your Annual withdrawal amount and substantially equal withdrawals) will be taken on a pro rata basis from your Investment Performance variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protection with Investment Performance variable investment options. Any amounts withdrawn from a Special DCA program that were designated for the Protection with Investment Performance variable investment options will reduce your Guaranteed benefit base(s).

Automatic payment plan withdrawals (other than fixed dollar amount or fixed percentage withdrawals) and lump sum withdrawals of your Annual withdrawal amount will always be taken on a pro rata basis only from your Protection with Investment Performance variable investment options.

Fixed dollar amount or fixed percentage withdrawals are first taken on a pro rata basis from your Protection with Investment Performance variable investment options. If there is insufficient value or no value in those options, we will subtract amounts from your Investment Performance variable investment options and guaranteed interest option,

                                                       ACCESSING YOUR MONEY  67
excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special DCA program.

Substantially equal withdrawals are taken on a pro rata basis from your Total account value. However, if after you have elected the substantially equal withdrawals option your Total account value is split between the Protection with Investment Performance account value and the Investment Performance account value, your substantially equal withdrawals will be taken on a pro rata basis from your Investment Performance variable investment options and guaranteed interest option, excluding amounts in a Special DCA program. If there is insufficient value or no value in those options, we will subtract amounts from a Special DCA program. If there is insufficient value in those options, any additional amount of the withdrawal required or the total amount of the withdrawal will be withdrawn from your Protection with Investment Performance variable investment options. Any amounts withdrawn from a Special DCA program that were designated for the Protection with Investment Performance variable investment options will reduce your Guaranteed benefit base(s).

You may choose to have withdrawals subtracted from your contract based on the following options:

(1)Take the entire withdrawal on a pro rata basis from the Protection with Investment Performance variable investment options; or

(2)Take the entire withdrawal from the Investment Performance account value, specifying which Investment Performance variable investment options and/or guaranteed interest option the withdrawal should be taken from; or

(3)Request a certain portion of the withdrawal to be taken from the Protection with Investment Performance variable investment options and take the remaining part of the withdrawal from the Investment Performance variable investment options. You must specify the investment options for the Investment Performance account value. The withdrawal from the Protection with Investment Performance variable investment options will be taken on a pro rata basis.

For more information on how withdrawals affect your Guaranteed benefits, see "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus and Appendix VII later in this Prospectus.

WITHDRAWALS TREATED AS SURRENDERS

Certain withdrawals may cause your contract and certain Guaranteed benefits to terminate, as follows:

..   Any fee deduction and/or withdrawal that causes your Total account value to fall to zero will terminate the contract and any applicable Guaranteed benefit, other than the GIB (unless the account value falls to zero due to an "Excess withdrawal"). See "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus for a discussion of what happens to your benefit if your Protection with Investment Performance account value falls to zero.

..   If you do not have the GIB or have not yet funded it, the following applies:

   -- a request to withdraw 90% or more of your cash value will terminate your contract and any applicable Guaranteed minimum death benefit;

   -- we reserve the right to terminate the contract and any applicable
      Guaranteed minimum death benefit if no contributions are made during the last three contract years and the cash value is less than $500; and

   -- we reserve the right to terminate your contract and any applicable
      Guaranteed minimum death benefit if any withdrawal would result in a remaining cash values of less than $500.

If your contract is terminated, we will pay you the contract's cash value. See "Surrendering your contract to receive its cash value" below. For the tax consequences of withdrawals, see "Tax information" later in this Prospectus.

SURRENDERING YOUR CONTRACT TO RECEIVE ITS CASH VALUE

You may surrender your contract to receive its cash value at any time while an owner is living (or for contracts with non-natural owners, while an annuitant is living) and before you begin to receive annuity payments (Lifetime GIB payments or otherwise). For a surrender to be effective, we must receive your written request and your contract at our processing office. We will determine your cash value on the date we receive the required information.

Upon your request to surrender your contract for its cash value, all benefits under the contract, including the GIB, will terminate as of the date we receive the required information if your cash value in your Protection with Investment Performance account is greater than your Annual withdrawal amount remaining for that year. If your cash value is not greater than your Annual withdrawal amount remaining for that year, then you will receive your cash value and a supplementary life annuity contract under which we will pay you Lifetime GIB payments. For more information, please see "Effect of your account values falling to zero" in "Determining your contract's value" and "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus.

You may receive your cash value in a single sum payment or apply it to one or more of the annuity payout options. See "Your annuity payout options" below. For the tax consequences of surrenders, see "Tax information" later in this Prospectus.

WHEN TO EXPECT PAYMENTS

Generally, we will fulfill requests for payments out of the variable investment options within seven calendar days after the business day the transaction request is received by us in good order. These transactions may include applying proceeds to a payout annuity, payment of a death benefit, payment of any amount you withdraw (less any withdrawal charge, if applicable) and, upon surrender, payment of the cash value. We may postpone such payments or applying proceeds for any period during which:

(1)the New York Stock Exchange is closed or restricts trading,

(2)the SEC determines that an emergency exists as a result of sales of securities or determination of the fair value of a variable investment option's assets is not reasonably practicable, or

68  ACCESSING YOUR MONEY

(3)the SEC, by order, permits us to defer payment to protect people remaining in the variable investment options.

We can defer payment of any portion of your value in the guaranteed interest option or a Special DCA program, (other than for death benefits) for up to six months while you are living. We also may defer payments for a reasonable amount of time (not to exceed 10 days) while we are waiting for a contribution check to clear.

All payments are made by check and are mailed to you (or the payee named in a tax-free exchange) by U.S. mail, unless you request that we use an express delivery or wire transfer service at your expense.

YOUR ANNUITY PAYOUT OPTIONS

The following description assumes annuitization of your entire contract. For partial annuitization, see "Partial Annuitization" below.

Deferred annuity contracts such as those in the Retirement Cornerstone(R) Series provide for conversion to annuity payout status at or before the contract's "maturity date." This is called "annuitization." Upon annuitization, your account value is applied to provide periodic payments as described in this section; the contract and all its benefits terminate; and you receive a supplementary contract for the periodic payments ("payout option"). The supplementary contract does not have an account value or cash value. If you choose a variable payout option, you will receive a separate prospectus related to the contract you select.

You may choose to annuitize your contract at any time, which generally is at least 13 months (five years for Series CP(R) contracts) after the contract date. The contract's maturity date is the latest date on which annuitization can occur. If you do not annuitize before the maturity date and at the maturity date have not made an affirmative choice as to the type of annuity payments to be received, we will convert your contract to the default annuity payout option described in "Annuity maturity date" later in this section. If you have the GIB or a Guaranteed minimum death benefit, your contract may have both a Protection with Investment Performance account value and an Investment Performance account value. If there is a Protection with Investment Performance account value and you choose to annuitize your contract before the maturity date, the GIB will terminate without value even if your GIB benefit base is greater than zero. The payments that you receive under the payout annuity option you select may be less than you would have received under GIB. See "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus for further information. Any Guaranteed minimum death benefit terminates upon annuitization.

In general, your periodic payment amount upon annuitization is determined by your Total account value, the form of the annuity payout option you elect as described below, the timing of your purchase and the applicable annuity purchase rate to which that value is applied. Once begun, annuity payments cannot be stopped unless otherwise provided in the supplementary contract. Your contract guarantees that upon annuitization, your account value will be applied to a guaranteed annuity purchase rate for a life annuity. We reserve the right, with advance notice to you, to change guaranteed annuity purchase rates any time after your fifth contract date anniversary and at not less than five-year intervals after the first change. (Please see your contract and SAI for more information.) In the event that we exercise our contractual right to change the guaranteed annuity purchase factors, we would segregate the account value based on contributions and earnings received prior to and after the change. When your contract is annuitized, we would calculate the payments by applying the applicable purchase factors separately to the value of the contributions received before and after the rate change. We will provide you with 60 days advance written notice of such a change.

In addition, you may apply your Total account value or cash value, whichever is applicable, to any other annuity payout option that we may offer at the time of annuitization. We have the right to require you to provide any information we deem necessary to provide an annuity upon annuitization. If the annuity payment amount is later found to be based on incorrect information, it will be adjusted on the basis of the correct information.

We currently offer you several choices of annuity payout options. The options available directly under the contract entitle you to receive fixed annuity payments. Options available under separate contracts and described in separate prospectuses enable you to receive variable annuity payments.

The payments that you receive upon annuitization of your Protection with Investment Performance account value may be less than your Annual withdrawal amount or your Lifetime GIB payments. If you are considering annuitization, you should ask your financial professional for information about the payment amounts that would be made under the various choices that are available to you. You may also obtain that information by contacting us. Annuitization of your Investment Performance account value after the date your Lifetime GIB payments begin will not affect those payments.

You can choose from among the annuity payout options listed below. Restrictions may apply, depending on the type of contract you own or the owner's and annuitant's ages at contract issue. Other than life annuity with period certain, we reserve the right to add, remove or change any of these annuity payout options at any time. In addition, if you are exercising your GIB, your choice of payout options are those that are available under the GIB (see "Guaranteed income benefit" in "Contract features and benefits" earlier in this Prospectus).

--------------------------------------------------------------
Fixed annuity payout options  Life annuity
                              Life annuity with period certain
                              Life annuity with refund certain
                              Period certain annuity
--------------------------------------------------------------

..   Life annuity: An annuity that guarantees payments for the rest of the annuitant's life. Payments end with the last monthly payment before the annuitant's death. Because there is no continuation of benefits following the annuitant's death with this payout option, it provides the highest monthly payment of any of the life annuity options, so long as the annuitant is living.

..   Life annuity with period certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the end of a selected period of time ("period certain"), payments continue to the beneficiary for the balance of the period certain. The period certain cannot extend beyond the annuitant's life expectancy. A life annuity with a period certain is the form of annuity under the contract that you will receive if you do not elect a different payout option. In this case, the period certain will be based on the annuitant's age and will not exceed 10 years.

                                                       ACCESSING YOUR MONEY  69

..   Life annuity with refund certain: An annuity that guarantees payments for the rest of the annuitant's life. If the annuitant dies before the amount applied to purchase the annuity option has been recovered, payments to the beneficiary will continue until that amount has been recovered. This payout option is available only as a fixed annuity.

..   Period certain annuity: An annuity that guarantees payments for a specific period of time, usually 5, 10, 15, or 20 years. This guaranteed period may not exceed the annuitant's life expectancy. This option does not guarantee payments for the rest of the annuitant's life. It does not permit any repayment of the unpaid principal, so you cannot elect to receive part of the payments as a single sum payment with the rest paid in monthly annuity payments. This payout option is available only as a fixed annuity.

The life annuity, life annuity with period certain, and life annuity with refund certain payout options are available on a single life or joint and survivor life basis. The joint and survivor life annuity guarantees payments for the rest of the annuitant's life, and after the annuitant's death, payments continue to the survivor. We may offer other payout options not outlined here. Your financial professional can provide you with details.

With fixed annuities, we guarantee fixed annuity payments will be based either on the tables of guaranteed annuity purchase factors in your contract or on our then current annuity purchase factors, whichever is more favorable for you.

THE AMOUNT APPLIED TO PURCHASE AN ANNUITY PAYOUT OPTION

(For the purposes of this section, please note that withdrawal charges do not apply to Series C and Series ADV contracts.)

The amount applied to purchase an annuity payout option varies, depending on the payout option that you choose, and the timing of your purchase as it relates to any withdrawal charges that apply under your Retirement Cornerstone
(R) Series contract.

There is no withdrawal charge imposed if you select a life annuity, life annuity with period certain or life annuity with refund certain. The withdrawal charge applicable under your Retirement Cornerstone(R) Series contract is imposed if you select a non-life contingent period certain payout annuity. If the period certain is more than 5 years, then the withdrawal charge deducted will not exceed 5% of the account value.

PARTIAL ANNUITIZATION. Partial annuitization of nonqualified deferred annuity contracts is permitted under certain circumstances. You may choose from the annuity payout options described here, but if you choose a period certain annuity pay-out, the certain period must be for 10 years or more. We require you to elect partial annuitization on the form we specify. Partial annuitization is not available for a guaranteed income benefit under a contract. For purposes of this contract, we will effect any partial annuitization as a withdrawal applied to a payout annuity. Please note that a withdrawal from your Protection with Investment Performance account to purchase an annuity payout contract will affect your Guaranteed benefit bases just like any other withdrawal. See "How withdrawals are taken from your Total Account Value" earlier in this Section. Also, see the discussion of "Partial Annuitization" in "Tax Information" later in this Prospectus.

SELECTING AN ANNUITY PAYOUT OPTION

When you select a payout option, we will issue you a separate written agreement confirming your right to receive annuity payments. We require you to return your contract before annuity payments begin. The contract owner and annuitant must meet the issue age and payment requirements.

You can choose the date annuity payments begin but it may not be earlier than thirteen months from your contract date or not earlier than five years from your Series CP(R) contract date (in a limited number of jurisdictions this requirement may be more or less than five years). You can change the date your annuity payments are to begin at any time. The date may not be later than the annuity maturity date described below.

For Series CP(R) contracts, if you start receiving annuity payments within three years of making any contribution, we will recover the Credit that applies to any contribution made within the prior three years. Please see Appendix V later in this Prospectus for information on state variations.

The amount of the annuity payments will depend on the amount applied to purchase the annuity and the applicable annuity purchase factors, discussed earlier. The amount of each annuity payment will be less with a greater frequency of payments, or with a longer duration of a non-life contingent annuity or a longer certain period of a life contingent annuity. Once elected, the frequency with which you receive payments cannot be changed.

If, at the time you elect a payout option, the amount to be applied is less than $2,000 or the initial payment under the form elected is less than $20 monthly, we reserve the right to pay your Total account value in a single sum rather than as payments under the payout option chosen. If you select an annuity payout option and payments have begun, no change can be made.

ANNUITY MATURITY DATE

Your contract has a maturity date. The maturity date is based on the age of the original annuitant at contract issue and cannot be changed other than in conformance with applicable law, even if you name a new annuitant. The maturity date is generally the contract date anniversary that follows the annuitant's 95th birthday (or older joint annuitant if your contract has joint annuitants). The maturity date may not be less than thirteen months from your contract date, unless otherwise stated in your contract. We will send a notice with the contract statement one year prior to the maturity date and with each quarterly statement until the maturity date. The notice will include the date of maturity, describe the available annuity payout options, state the availability of a lump sum payment option, and identify the default payout option, if you do not provide an election by the time of your contract maturity date.

If you have not funded the GIB, you may either take a lump sum payment or select an annuity payout option on the maturity date. If you do not make an election at maturity, we will apply your Investment Performance account value to a life-period certain fixed annuity with payments based on the greater of guaranteed or then current annuity purchase rates.

If you have funded the GIB, the following applies on the maturity date:

..   For amounts allocated to your Investment Performance account, you may select an annuity payout option or take a lump sum payment.

70  ACCESSING YOUR MONEY

..   If you do not make an election for your Protection with Investment
    Performance account value on your maturity date, we will apply the Protection with Investment Performance account value to either (a) or
    (b) below, whichever provides a greater payment:

   (a)a fixed life annuity with a period certain with payments based on the greater of the guaranteed or then current annuity purchase rates, or

   (b)a supplementary contract with annual payments equal to your GIB benefit base applied to the applicable GIB payout factor.

If you elect payments on a joint life basis, the joint life must be your spouse and the joint life GIB payout factors will be reduced. See "Lifetime GIB payments" under "Guaranteed income benefit" in "Contract features and benefits." You may also elect to have your Protection with Investment Performance account value paid to you in a lump sum or applied to an annuity payout option we are offering at the time.

If Lifetime GIB payments have already begun, we will issue you one supplementary contract to continue receiving your Lifetime GIB payments. For amounts allocated to your Investment Performance account, you must select an annuity payout option or take a lump sum payment.

                                                       ACCESSING YOUR MONEY  71

5. Charges and expenses


--------------------------------------------------------------------------------

CHARGES THAT AXA EQUITABLE DEDUCTS

We deduct the following charges each day from the net assets of each variable investment option. Together, they make up the daily "contract fee." These charges are reflected in the unit values of each variable investment option:

..   An operations charge

..   An administration charge

..   A distribution charge

We deduct the following charges as described later in this section. When we deduct these charges from your variable investment options, we reduce the number of units credited to your contract:

..   On each contract date anniversary -- an annual administrative charge, if applicable.

..   At the time you make certain withdrawals or surrender your contract -- a withdrawal charge (if applicable).

..   On each contract date anniversary -- a charge for each optional benefit you elect: a Guaranteed minimum death benefit (other than the Return of Principal death benefit) and the Guaranteed income benefit.

..   At the time annuity payments are to begin -- charges designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. An annuity administrative fee may also apply.

..   At the time you request a transfer in excess of 12 transfers in a contract year -- a transfer charge (currently, there is no charge).

More information about these charges appears below. We will not increase these charges for the life of your contract, except as noted. We may reduce certain charges under group or sponsored arrangements. See "Group or sponsored arrangements" later in this section.

The charges under the contracts are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the contracts. They are also designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts. If, as we expect, the charges that we collect from the contracts exceed our total costs in connection with the contracts, we will earn a profit. Otherwise, we will incur a loss.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In most cases, this Prospectus identifies such expenses or risks in the name of the charge; however, the fact that any charge bears the name of, or is designed primarily to defray, a particular expense or risk does not mean that the amount we collect from that charge will never be more than the amount of such expense or risk. This does not mean that we may not also be compensated for such expense or risk out of any other charges we are permitted to deduct by the terms of the contracts.

To help with your retirement planning, we may offer other annuities with different charges, benefits and features. Please contact your financial professional for more information.

SEPARATE ACCOUNT ANNUAL EXPENSES

OPERATIONS CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for operations expenses, a portion of which compensates us for mortality and expense risks, described below. In connection with the Protection with Investment Performance variable investment options, a portion of this charge compensates us for our costs in providing the Return of Principal death benefit. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series B:       0.80%
   Series CP(R):   0.95%
   Series L:       1.10%
   Series C:       1.10%
   Series ADV      0.35%

The mortality risk we assume is the risk that annuitants as a group will live for a longer time than our actuarial tables predict. If that happens, we would be paying more in annuity income than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each contract, will differ from actual mortality experience. Lastly, we assume a mortality risk to the extent that at the time of death, the Guaranteed minimum death benefit exceeds the cash value of the contract. The expense risk we assume is the risk that it will cost us more to issue and administer the contracts than we expect.

For Series CP(R) contracts, a portion of this charge also compensates us for any Credits we apply to the contract. We expect to make a profit from this charge. For a discussion of the credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus.

ADMINISTRATION CHARGE. We deduct a daily charge from the net assets in each variable investment option. The charge, together with the annual administrative charge described below, is to compensate us for administrative expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series B:       0.30%
   Series CP(R):   0.35%
   Series L:       0.30%
   Series C:       0.25%
   Series ADV      0.20%

72  CHARGES AND EXPENSES

DISTRIBUTION CHARGE. We deduct a daily charge from the net assets in each variable investment option to compensate us for a portion of our sales expenses under the contracts. Below is the daily charge shown as an annual rate of the net assets in each variable investment option:

   Series B:       0.20%
   Series CP(R):   0.25%
   Series L:       0.25%
   Series C:       0.35%
   Series ADV      0.10%

ACCOUNT VALUE CHARGES

ANNUAL ADMINISTRATIVE CHARGE. We deduct an administrative charge from your Total account value on each contract date anniversary. We deduct the charge if your Total account value on the last business day of the contract year is less than $50,000. If your Total account value on such date is $50,000 or more, we do not deduct the charge. During the first two contract years, the charge is equal to $30 or, if less, 2% of your Total account value. The charge is $30 for contract years three and later.

We will deduct this charge from your value in the Investment Performance variable investment options and the guaranteed interest option (see Appendix V later in this Prospectus to see if deducting this charge from the guaranteed interest option is permitted in your state) on a pro rata basis. If those amounts are insufficient, we will deduct all or a portion of the charge from a Special DCA account. If those amounts are insufficient, we will deduct all or a portion of the charge from the Protection with Investment Performance variable investment options.

If the contract is surrendered or annuitized or a death benefit is paid on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

If your Total account value is insufficient to pay this charge, your contract will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus.

TRANSFER CHARGE

Currently, we do not charge for transfers among investment options under the contract. However, we reserve the right to charge for any transfers in excess of 12 per contract year. We will provide you with advance notice if we decide to assess the transfer charge, which will never exceed $35 per transfer. The transfer charge (if applicable), will be assessed at the time that the transfer is processed. Any transfer charge will be deducted from the investment options from which the transfer is made. We will not charge for transfers made in connection with one of our dollar cost averaging programs. Also, transfers from a dollar cost averaging program, our Systematic transfer program or our rebalancing program do not count toward your number of transfers in a contract year for the purposes of this charge.

SPECIAL SERVICES CHARGES

We deduct a charge for providing the special services described below. These charges compensate us for the expense of processing each special service. For certain services, we will deduct from your account value any withdrawal charge that applies and the charge for the special service. Please note that we may discontinue some or all of these services without notice.

WIRE TRANSFER CHARGE. We charge $90 for outgoing wire transfers. Unless you specify otherwise, this charge will be deducted from the amount you request.

EXPRESS MAIL CHARGE. We charge $35 for sending you a check by express mail delivery. This charge will be deducted from the amount you request.

DUPLICATE CONTRACT CHARGE. We charge $35 for providing a copy of your contract. The charge for this service can be paid (i) using a credit card acceptable to AXA Equitable, (ii) by sending a check to our processing office, or (iii) by any other means we make available to you.

WITHDRAWAL CHARGE

(For Series B, Series CP(R) and Series L contracts only)

A withdrawal charge applies in two circumstances: (1) if you make one or more withdrawals during a contract year that, in total, exceed the free withdrawal amount, described below, or (2) if you surrender your contract to receive its cash value or to apply your cash value to a non-life contingent annuity payout option. For more information about the withdrawal charge if you select an annuity payout option, see "Your annuity payout options -- The amount applied to purchase an annuity payout option" in "Accessing your money" earlier in the Prospectus. For Series CP(R) contracts, a portion of this charge also compensates us for any Credits we apply to the contract. For a discussion of the Credit, see "Credits" in "Contract features and benefits" earlier in this Prospectus. We expect to make a profit from this charge.

The withdrawal charge equals a percentage of the contributions withdrawn. For Series CP(R) contracts, we do not consider Credits to be contributions.

Therefore, there is no withdrawal charge associated with a Credit.

The percentage of the withdrawal charge that applies to each contribution depends on how long each contribution has been invested in the contract. We determine the withdrawal charge separately for each contribution according to the following table:

--------------------------------------------------------------------------------------------------------------------
                           WITHDRAWAL CHARGE AS A % OF CONTRIBUTION CONTRACT YEAR
--------------------------------------------------------------------------------------------------------------------
                                                                1    2   3   4      5    6   7      8    9     10
--------------------------------------------------------------------------------------------------------------------
Series B                                                     7%      7%  6%  6%  5%      3%  1%  0%/(1)/ --  --
--------------------------------------------------------------------------------------------------------------------
Series L                                                     8%      7%  6%  5%  0%/(2)/ --  --  --      --  --
--------------------------------------------------------------------------------------------------------------------
Series CP(R)                                                 8%      8%  7%  6%  5%      4%  3%  2%      1%  0%/(3)/
--------------------------------------------------------------------------------------------------------------------
Series C                                                     --/(4)/ --  --  --  --      --  --  --      --  --
--------------------------------------------------------------------------------------------------------------------
Series ADV                                                   --/(4)/ --  --  --  --      --  --  --      --  --
--------------------------------------------------------------------------------------------------------------------

(1)Charge does not apply in the 8th and subsequent contract years following contribution.
(2)Charge does not apply in the 5th and subsequent contract years following contribution.
(3)Charge does not apply in the 10th and subsequent contract years following contribution.
(4)Charge does not apply to Series C and Series ADV contracts.

For purposes of calculating the withdrawal charge, we treat the contract year in which we receive a contribution as "contract year 1" and the withdrawal charge is reduced or expires on each applicable contract date anniversary. Amounts withdrawn up to the free withdrawal amount are not considered withdrawals of any contribution. We also treat contributions that have been invested the longest as being withdrawn first. We treat contributions as withdrawn before earnings

                                                       CHARGES AND EXPENSES  73
for purposes of calculating the withdrawal charge. However, federal income tax rules treat earnings under your contract as withdrawn first. See "Tax information" later in this Prospectus.

Please see Appendix V later in this Prospectus for possible withdrawal charge schedule variations in your state.

In order to give you the exact dollar amount of the withdrawal you request, we deduct the amount of the withdrawal and the withdrawal charge from your Total account value. Any amount deducted to pay withdrawal charges is also subject to that same withdrawal charge percentage. Any applicable withdrawal charge will be calculated on the portion of the withdrawal amount that is subject to withdrawal charges. The charge will be taken out of your Protection with Investment Performance and Investment Performance account values based on the proportion of the withdrawal amount that is subject to the charge from the respective account values. We deduct the charge in proportion to the amount of the withdrawal subtracted from each investment option. The withdrawal charge helps cover our sales expenses.

For purposes of calculating reductions in your Guaranteed benefits and associated benefit bases, the withdrawal amount includes both the withdrawal amount paid to you and the amount of the withdrawal charge deducted from your Total account value. For more information, see "How withdrawals affect your Guaranteed benefits" in "Contract features and benefits" earlier in this Prospectus.

The withdrawal charge does not apply in the circumstances described below.

FREE WITHDRAWAL AMOUNT

Each contract year you can withdraw a certain amount from your contract without paying a withdrawal charge. In the first contract year, the free withdrawal amount is determined using all contributions received in the first 90 days of the contract year. The free withdrawal amount does not apply if you surrender your contract except where required by law.

FOR CONTRACTS WITHOUT A GUARANTEED BENEFIT. If you do not have a Guaranteed benefit with your contract, your free withdrawal amount is equal to 10% of your Investment Performance account value at the beginning of the contract year.

FOR CONTRACTS WITH A GUARANTEED MINIMUM DEATH BENEFIT AND WITHOUT GIB. If you have Guaranteed minimum death benefit with your contract, but do not have the GIB, your free withdrawal amount is equal to 10% of your Investment Performance account value and 10% of your Protection with Investment Performance account value at the beginning of the contract year. If you do not fund your Guaranteed minimum death benefit until after issue, there is no free withdrawal amount in connection with the Protection with Investment Performance account value prior to the contract date anniversary following the date on which you funded your Guaranteed minimum death benefit. If you fund your Guaranteed minimum death benefit with a transfer, your free withdrawal amount from your Investment Performance account value in that contract year will not be reduced by the amount of the transfer. IF YOU FUND THE GUARANTEED MINIMUM DEATH BENEFIT AFTER ISSUE WITH A TRANSFER OF 100% OF YOUR INVESTMENT PERFORMANCE ACCOUNT VALUE, YOU WILL NOT HAVE A FREE WITHDRAWAL AMOUNT FOR THE REMAINDER OF THAT CONTRACT YEAR.

FOR CONTRACTS WITH GIB. With respect to the Investment Performance account, your free withdrawal amount is 10% of the Investment Performance account value at the beginning of the contract year.

With respect to the Protection with Investment Performance account, the free withdrawal amount is the GIB benefit base as of the most recent contract date anniversary multiplied by the Annual Roll-up rate in effect on the first day of the contract year. The Deferral bonus Roll-up rate is never used to determine the free withdrawal amount.

If you do not fund your GIB until after issue, there is no free withdrawal amount in connection with the Protection with Investment Performance account prior to the contract date anniversary following the date on which you funded your GIB. If you fund your GIB with a transfer, your free withdrawal amount from your Investment Performance account in that contract year will not be reduced by the amount of the transfer. IF YOU FUND THE GIB AFTER ISSUE WITH A TRANSFER OF 100% OF YOUR INVESTMENT PERFORMANCE ACCOUNT VALUE, YOU WILL NOT HAVE A FREE WITHDRAWAL AMOUNT FOR THE REMAINDER OF THAT CONTRACT YEAR.

In general, the amount of any contribution or transfer into the Protection with Investment Performance account and a contribution into the Investment Performance account after the first day of the contract year will not be included in your free withdrawal amount for that contract year.

When a withdrawal is taken from both the Investment Performance account and the Protection with Investment Performance account, the free withdrawal amount is allocated based on the amounts withdrawn from each.

DISABILITY, TERMINAL ILLNESS, OR CONFINEMENT TO NURSING HOME. There are specific circumstances (described below) under which the withdrawal charge will not apply. At any time after the first contract date anniversary, you may submit a claim to have the withdrawal charge waived if you meet certain requirements. You are not eligible to make a claim prior to your first contract date anniversary. Also, your claim must be on the specific form we provide for this purpose.

The withdrawal charge does not apply if:

(i)We receive proof satisfactory to us (including certification by a licensed physician) that an owner (or older joint owner, if applicable) is unable to perform three of the following "activities of daily living":

   -- "Bathing" means washing oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

   -- "Continence" means the ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for catheter or colostomy bag).

   -- "Dressing" means putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

   -- "Eating" means feeding oneself by food into the body from a receptacle
      (such as a plate, cup or table) or by a feeding tube or intravenously.

74  CHARGES AND EXPENSES

   -- "Toileting" means getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

   -- "Transferring" means moving into or out of a bed, chair or wheelchair.

(ii)We receive proof satisfactory to us (including certification by a licensed physician) that an owner's (or older joint owner's, if applicable) life expectancy is six months or less.

(iii)An owner (or older joint owner, if applicable) has been confined to a nursing home for more than 90 days (or such other period, as required in your state) as verified by a licensed physician. A nursing home for this purpose means one that is (a) approved by Medicare as a provider of skilled nursing care service, or (b) licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands) and meets all of the following:

   -- its main function is to provide skilled, intermediate, or custodial nursing care;

   -- it provides continuous room and board to three or more persons;

   -- it is supervised by a registered nurse or licensed practical nurse;

   -- it keeps daily medical records of each patient;

   -- it controls and records all medications dispensed; and

   -- its primary service is other than to provide housing for residents.

Some states may not permit us to waive the withdrawal charge in the above circumstances, or may limit the circumstances for which the withdrawal charge may be waived. Your financial professional can provide more information or you may contact our processing office.

GUARANTEED BENEFIT CHARGES

RETURN OF PRINCIPAL DEATH BENEFIT. There is no additional charge for this death benefit.

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT. If you elect the Highest Anniversary Value death benefit, we deduct a charge annually from your Protection with Investment Performance variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.25% of the Highest Anniversary Value benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

"GREATER OF" DEATH BENEFIT. If you elect this death benefit, we deduct a charge annually from your Protection with Investment Performance variable investment options on each contract date anniversary for which it is in effect. The charge is equal to 0.95% of the "Greater of " death benefit base. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

If your Roll-Up to age 85 benefit base resets on a contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.10%. You will be notified of the increased charge in advance. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary. If you elect this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

GUARANTEED INCOME BENEFIT CHARGE. If you have the GIB, we deduct a charge annually from your Protection with Investment Performance variable investment options on each contract date anniversary until such time that your Lifetime GIB payments begin or you elect another annuity payout option, whichever occurs first. The charge is equal to 0.95% of the GIB benefit base in effect on each contract date anniversary. If you have this benefit, but do not fund it until after your contract date, we will deduct the full charge on the contract date anniversary following the date on which you fund the benefit.

If your GIB benefit base resets on a contract date anniversary, we reserve the right to increase the charge for this benefit up to 1.25%. You will be notified of the increased charge in advance. The increased charge, if any, will apply as of the next contract date anniversary following the reset and on all contract date anniversaries thereafter. You must notify us at least 30 days prior to your contract date anniversary on which a reset could cause a fee increase in order to cancel the reset on your upcoming contract date anniversary.

                              -------------------

For the Highest Anniversary Value death benefit, "Greater of" death benefit and GIB, we will deduct each charge from your Protection with Investment Performance variable investment options on a pro rata basis. If those amounts are insufficient to pay the charge and you have no amounts in the Special DCA program designated for the Protection with Investment Performance variable investment options, your benefit will terminate without value and you will lose any applicable Guaranteed benefits except as noted under "Effect of your account values falling to zero" in "Determining your contract's value" earlier in this Prospectus. Your contract will also terminate if you do not have any Investment Performance account value.

For the Highest Anniversary Value death benefit, the "Greater of" death benefit and the GIB, if any of the following occur on a date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year:

..   A death benefit is paid;

..   you surrender the contract to receive its cash value;

..   you annuitize your Protection with Investment Performance account value;

..   you transfer 100% of your Protection with Investment Performance account value to the Investment Performance account (following the dropping of your Guaranteed benefits); or

..   you withdraw 100% of your Protection with Investment Performance account value (following the dropping of your Guaranteed benefits).

CHARGES FOR STATE PREMIUM AND OTHER APPLICABLE TAXES

We deduct a charge designed to approximate certain taxes that may be imposed on us, such as premium taxes in your state. Generally, we

                                                       CHARGES AND EXPENSES  75
deduct the charge from the amount applied to provide an annuity pay-out option. The current tax charge that might be imposed varies by jurisdiction and ranges from 0% to 3.5%.

FEE-BASED EXPENSES (SERIES ADV CONTRACTS ONLY)

The fees and expenses of a fee-based program are separate from and in addition to the fees and expenses of the contract. Please consult with your program sponsor for more details about your fee-based program. You should consider maintaining sufficient assets outside of this contract in order to pay advisory or custodial account expenses. Withdrawals from your Retirement Cornerstone(R)
- Series ADV contract to pay those expenses will be treated like any other withdrawal. Withdrawals from amounts in your Protection with investment performance account may impact your Guaranteed benefits.

CHARGES THAT THE TRUSTS DEDUCT

The Trusts deduct charges for the following types of fees and expenses:

..   Management fees.

..   12b-1 fees (for certain variable investment options).

..   Operating expenses, such as trustees' fees, independent public accounting firms' fees, legal counsel fees, administrative service fees, custodian fees and liability insurance.

..   Investment-related expenses, such as brokerage commissions.

These charges are reflected in the daily share price of each Portfolio. Since shares of each Trust are purchased at their net asset value, these fees and expenses are, in effect, passed on to the variable investment options and are reflected in their unit values. Certain Portfolios available under the contract in turn invest in shares of other Portfolios of the Trusts and/or shares of unaffiliated Portfolios (collectively, the "underlying Portfolios"). The underlying Portfolios each have their own fees and expenses, including management fees, operating expenses, and investment related expenses such as brokerage commissions. For more information about these charges, please refer to the prospectuses for the Trusts.

GROUP OR SPONSORED ARRANGEMENTS

For certain group or sponsored arrangements, we may reduce the withdrawal charge (if applicable) or the daily contract charge, or change the minimum initial contribution requirements. We also may change the Guaranteed benefits, or offer variable investment options that invest in shares of the Trusts that are not subject to the 12b-1 fee. If permitted under the terms of our exemptive order regarding the Series CP(R) Credit feature, we may also change the crediting percentage that applies to contributions. Group arrangements include those in which a trustee or an employer, for example, purchases contracts covering a group of individuals on a group basis. Group arrangements are not available for traditional IRA and Roth IRA contracts. Sponsored arrangements include those in which an employer allows us to sell contracts to its employees or retirees on an individual basis.

Our costs for sales, administration and operations generally vary with the size and stability of the group or sponsoring organization, among other factors. We take all these factors into account when reducing charges. To qualify for reduced charges, a group or sponsored arrangement must meet certain requirements, such as requirements for size and number of years in existence. Group or sponsored arrangements that have been set up solely to buy contracts or that have been in existence less than six months will not qualify for reduced charges.

We will make these and any similar reductions according to our rules in effect when we approve a contract for issue. We may change these rules from time to time. Any variation will reflect differences in costs or services and will not be unfairly discriminatory.

Group or sponsored arrangements may be governed by federal income tax rules, the Employee Retirement Income Security Act of 1974 ("ERISA") or both. We make no representations with regard to the impact of these and other applicable laws on such programs. We recommend that employers, trustees, and others purchasing or making contracts available for purchase under such programs seek the advice of their own legal and benefits advisers.

OTHER DISTRIBUTION ARRANGEMENTS

We may reduce or eliminate charges when sales are made in a manner that results in savings of sales and administrative expenses, such as sales through persons who are compensated by clients for recommending investments and who receive no commission or reduced commissions in connection with the sale of the contracts. We will not permit a reduction or elimination of charges where it would be unfairly discriminatory.

76  CHARGES AND EXPENSES

6. Payment of death benefit


--------------------------------------------------------------------------------

YOUR BENEFICIARY AND PAYMENT OF BENEFIT

You designate your beneficiary when you apply for your contract. You may change your beneficiary at any time while you are alive and the contract is in force. The change will be effective as of the date the written request is executed, whether or not you are living on the date the change is received in our processing office. We are not responsible for any beneficiary change request that we do not receive. We will send you a written confirmation when we receive your request.

Under jointly owned contracts, the surviving owner is considered the beneficiary, and will take the place of any other beneficiary. Under a contract with a non-natural owner that has joint annuitants, the surviving annuitant is considered the beneficiary, and will take the place of any other beneficiary. In a QP contract, the beneficiary must be the trustee. Where an NQ contract is owned for the benefit of a minor pursuant to the Uniform Gift to Minors Act or the Uniform Transfers to Minors Act, the beneficiary must be the estate of the minor. Where an IRA contract is owned in a custodial individual retirement account, the custodian must be the beneficiary.

The death benefit in connection with your Investment Performance account is equal to your Investment Performance account value as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CP(R) contracts, the Investment Performance account value used to determine the death benefit will first be reduced by the amount of any Credits applied in the one-year period prior to the owner's (or older joint owner's, if applicable) death.

The death benefit in connection with any amount in your Protection with Investment Performance account is equal to your Protection with Investment Performance account value or, if greater, the applicable Guaranteed minimum death benefit. We determine the amount of the death benefit (other than the applicable Guaranteed minimum death benefit), as of the date we receive satisfactory proof of the owner's (or older joint owner's, if applicable) death, any required instructions for the method of payment, forms necessary to effect payment and any other information we may require. For Series CP(R) contracts, the Protection with Investment Performance account value used to determine the death benefit will first be reduced by the amount of any Credits applied in the one-year period prior to the owner's (or older joint owner's, if applicable) death. The amount of the applicable Guaranteed minimum death benefit will be such Guaranteed minimum death benefit as of the date of the owner's (or older joint owner's, if applicable) death adjusted for any subsequent withdrawals. Payment of the death benefit terminates the contract.

--------------------------------------------------------------------------------
When we use the terms "owner" and "joint owner", we intend these to be references to "annuitant" and "joint annuitant", respectively, if the contract has a non-natural owner. If the contract is jointly owned or is issued to a non-natural owner, the death benefit is payable upon the death of the older joint owner or older joint annuitant, as applicable.
--------------------------------------------------------------------------------

Subject to applicable laws and regulations, you may impose restrictions on the timing and manner of the payment of the death benefit to your beneficiary. For example, your beneficiary designation may specify the form of death benefit payout (such as a life annuity), provided the payout you elect is one that we offer both at the time of designation and when the death benefit is payable. In general, the beneficiary will have no right to change the election. However, you should be aware that (i) in accordance with current federal income tax rules, we apply a predetermined death benefit annuity payout election only if payment of the death benefit amount begins within one year following the date of death, which payment may not occur if the beneficiary has failed to provide all required information before the end of that period, (ii) we will not apply the predetermined death benefit payout election if doing so would violate any federal income tax rules or any other applicable law, and (iii) a beneficiary or a successor owner who continues the contract under one of the continuation options described below will have the right to change your annuity payout election.

In general, if the annuitant dies, the owner (or older joint owner, if applicable) will become the annuitant, and the death benefit is not payable. If the contract had joint annuitants, it will become a single annuitant contract.

EFFECT OF THE OWNER'S DEATH

In general, if the owner dies while the contract is in force, the contract terminates and the applicable death benefit is paid. If the contract is jointly owned, the death benefit is payable upon the death of the older owner. If the contract has a non-natural owner, the death benefit is payable upon the death of the annuitant.

There are various circumstances, however, in which the contract can be continued by a successor owner or under a Beneficiary continuation option ("BCO"). For contracts with spouses who are joint owners, the surviving spouse will automatically be able to continue the contract under the "Spousal continuation" feature or under our Beneficiary continuation option, as discussed below. For contracts with non-spousal joint owners, the joint owner will be able to continue the contract as a successor owner subject to the limitations discussed below under "Non-spousal joint owner contract continuation." If you are the sole owner and your spouse is the sole primary beneficiary, your surviving spouse can continue the contract as a successor owner as discussed below, under "Spousal continuation" or under "Beneficiary continuation option."

If the surviving joint owner is not the surviving spouse, or, for single owner contracts, if the beneficiary is not the surviving spouse, federal income tax rules generally require payments of amounts under the contract to be made within five years of an owner's death (the "5-year rule"). In certain cases, an individual beneficiary or non-spousal surviving joint owner may opt to receive payments over his/her life (or over a period not in excess of his/her life expectancy) if payments commence within one year of the owner's death. Any such election must be made in accordance with our rules at the time

                                                   PAYMENT OF DEATH BENEFIT  77
of death. If the beneficiary of a contract with one owner or a younger non-spousal joint owner continues the contract under the 5-year rule, in general, all Guaranteed benefits and their charges will end. For more information on non-spousal joint owner contract continuation, see the section immediately below.

NON-SPOUSAL JOINT OWNER CONTRACT CONTINUATION

Upon the death of either owner, the surviving joint owner becomes the sole owner.

Any death benefit (if the older owner dies first) or cash value (if the younger owner dies first) must be fully paid to the surviving joint owner within five years. The surviving owner may instead elect to receive a life annuity, provided payments begin within one year of the deceased owner's death. If the life annuity is elected, the contract and all benefits terminate.

If the older owner dies first, we will increase the account value to equal the Guaranteed minimum death benefit, if higher. The surviving owner can elect to
(1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years and any GIB and charge will be terminated; or
(4) continue the contract under the Beneficiary continuation option. For Series CP(R) contracts, if any contributions are made during the one-year period prior to the owner's death, the account value will first be reduced by any Credits applied to any such contributions.

If the contract continues, any Guaranteed minimum death benefit and associated charge will be discontinued. Withdrawal charges, if applicable, will no longer apply, and no subsequent contributions will be permitted.

If the younger owner dies first, the surviving owner can elect to (1) take a lump sum payment; (2) annuitize within one year; (3) continue the contract for up to five years; or (4) continue the contract under the Beneficiary continuation option. If the contract continues under the "5-year rule", the death benefit is not payable and the Guaranteed minimum death benefit, if applicable, will continue without change. In general, the GIB and charge will be discontinued. Withdrawal charges, if applicable, will continue to apply and no subsequent contributions will be permitted.

SPOUSAL CONTINUATION

If you are the contract owner and your spouse is the sole primary beneficiary or you jointly own the contract with your younger spouse, your spouse may elect to continue the contract as successor owner upon your death. Spousal beneficiaries (who are not also joint owners) must be 85 or younger as of the date of the deceased spouse's death in order to continue the contract under Spousal continuation. The determination of spousal status is made under applicable state law. However, in the event of a conflict between federal and state law, we follow federal rules.

Upon your death, the younger spouse joint owner (for NQ contracts only) or the spouse beneficiary (under a Single owner contract), may elect to receive the death benefit, continue the contract under our Beneficiary continuation option (as discussed below in this section) or continue the contract, as follows:

..   In general, withdrawal charges will no longer apply to contributions made before your death. Withdrawal charges if applicable will apply if subsequent contributions are made.

..   The applicable Guaranteed minimum death benefit option may continue as follows:

   -- If the surviving spouse is age 75 or younger on the date of your death, and you were age 84 or younger at death, the Guaranteed minimum death benefit continues and will continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

   -- If the surviving spouse is age 75 or younger on the date of your death, and you were age 85 or older at death, we will reinstate the Guaranteed minimum death benefit under the contract. The benefit base (which had previously been frozen at age 85) will now continue to grow according to its terms until the contract date anniversary following the date the surviving spouse reaches age 85.

   -- If the surviving spouse is age 76 or over on the date of your death, any applicable Guaranteed minimum death benefit will be frozen (subject to adjustment for subsequent contributions and withdrawals) and the charge will be discontinued.

   -- If the "Greater of" death benefit continues, the Roll-up to age 85 benefit base reset, and any Deferral bonus Roll-up amount or Annual Roll-up amount, as applicable, will be based on the surviving spouse's age.

The GIB may continue, as follows:

..   If the surviving spouse is the older spouse, the GIB (with its charge)
    continues with no change;

..   If the surviving spouse is the younger spouse, and Lifetime GIB payments have not begun, the GIB (with its charge) continue, as follows:

   (i)The surviving spouse may contribute and/or transfer amounts to the Protection with Investment Performance variable investment options up until the contract date anniversary following age 75 (age 71 for contributions to Series CP(R) contracts).

  (ii)The GIB benefit base will continue to roll up until the contract maturity date or the surviving spouse's age 95, whichever is earlier.

..   If the surviving spouse is the younger spouse, and the Lifetime GIB payments have begun, payment will continue to the younger spouse only if the payments were being made on a joint life basis.

..   If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

Where an NQ contract is owned by a Living Trust, as defined in the contract, and at the time of the annuitant's death the annuitant's spouse is the sole beneficiary of the Living Trust, the Trustee, as owner of the contract, may request that the spouse be substituted as annuitant as of the date of the annuitant's death. No further change of annuitant will be permitted.

Where an IRA contract is owned in a custodial individual retirement account, and your spouse is the sole beneficiary of the account, the custodian may request that the spouse be substituted as annuitant after your death.

78  PAYMENT OF DEATH BENEFIT

For jointly owned NQ contracts, if the younger spouse dies first no death benefit is paid, and the contract continues as follows:

..   The Guaranteed benefits continue to be based on the older spouse's age for the life of the contract.

..   If the deceased spouse was the annuitant, the surviving spouse becomes the annuitant. If the deceased spouse was a joint annuitant, the contract will become a single annuitant contract.

..   The withdrawal charge schedule, if applicable, remains in effect.

If you divorce, Spousal continuation does not apply.

BENEFICIARY CONTINUATION OPTION

This feature permits a designated individual, on the contract owner's death, to maintain a contract with the deceased contract owner's name on it and receive distributions under the contract, instead of receiving the death benefit in a single sum. We make this option available to beneficiaries under traditional IRA, Roth IRA and NQ contracts, subject to state availability. Please speak with your financial professional for further information. For a state-by-state description of all material variations of this contract, including information on the availability of the Beneficiary continuation option in your state, see Appendix V later in this Prospectus.

Where an IRA contract is owned in a custodial individual retirement account, the custodian may reinvest the death benefit in an individual retirement annuity contract, using the account beneficiary as the annuitant. Please speak with your financial professional for further information.

BENEFICIARY CONTINUATION OPTION FOR TRADITIONAL IRA AND ROTH IRA CONTRACTS ONLY. The Beneficiary continuation option must be elected by September 30th of the year following the calendar year of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option. If the election is made, then, as of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protection with Investment Performance account value to equal the applicable death benefit if such death benefit is greater than such account value, adjusted for any subsequent withdrawals. For Series CP(R) contracts, the account value will first be reduced by any Credits applied in the one-year period prior to the owner's death.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy (determined in the calendar year after your death and determined on a term certain basis). These payments must begin no later than December 31st of the calendar year after the year of your death. For sole spousal beneficiaries, payments may begin by December 31st of the calendar year in which you would have reached age 701/2, if such time is later. For traditional IRA contracts only, if you die before your Required Beginning Date for Required Minimum Distributions, as discussed later in this Prospectus in "Tax information" under "Individual retirement arrangements (IRAs)," the beneficiary may choose the "5-year rule" option instead of annual payments over life expectancy. The "5-year rule" is always available to beneficiaries under Roth IRA contracts. If the beneficiary chooses this option, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by December 31st of the calendar year which contains the fifth anniversary of your death.

Under the Beneficiary continuation option for IRA and Roth IRA contracts:

..   The contract continues with your name on it for the benefit of your beneficiary.

..   The beneficiary replaces the deceased owner as annuitant.

..   This feature is only available if the beneficiary is an individual. Certain trusts with only individual beneficiaries will be treated as individuals for this purpose.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the beneficiary's own life expectancy, if payments over life expectancy are chosen.

..   The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the Investment Performance variable investment options and the guaranteed interest option (subject to our rules) but no subsequent contributions will be permitted.

..   The Protection with Investment Performance variable investment options will no longer be available and no value can be allocated to those investment options.

..   If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

..   The beneficiary may choose at any time to withdraw all or a portion of the
    Total account value and no withdrawal charges, if any, will apply.

..   Any partial withdrawal must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking required minimum distributions based on the remaining life expectancy of the deceased beneficiary or to receive any remaining interest in the contract in a lump sum. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

BENEFICIARY CONTINUATION OPTION FOR NQ CONTRACTS ONLY. This feature, also known as Inherited annuity, may only be elected when the NQ contract owner dies before the annuity maturity date, whether or not the owner and the annuitant are the same person. For purposes of this discussion, "beneficiary" refers to the successor owner. This feature must be elected within 9 months following the date of your death and before any other inconsistent election is made. Beneficiaries who do not make a timely election will not be eligible for this option.

Generally, payments will be made once a year to the beneficiary over the beneficiary's life expectancy, determined on a term certain basis

                                                   PAYMENT OF DEATH BENEFIT  79

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and in the year payments start. These payments must begin no later than one year after the date of your death and are referred to as "scheduled payments." The beneficiary may choose the "5-year rule" instead of scheduled payments over life expectancy. If the beneficiary chooses the 5-year rule, there will be no scheduled payments. Under the 5-year rule, the beneficiary may take withdrawals as desired, but the entire account value must be fully withdrawn by the fifth anniversary of your death.

Under the Beneficiary continuation option for NQ contracts:

..   This feature is only available if the beneficiary is an individual. It is not available for any entity such as a trust, even if all of the beneficiaries of the trust are individuals.

..   The beneficiary automatically replaces the existing annuitant.

..   The contract continues with your name on it for the benefit of your beneficiary.

..   If there is more than one beneficiary, each beneficiary's share will be separately accounted for. It will be distributed over the respective beneficiary's own life expectancy, if scheduled payments are chosen.

..   The minimum amount that is required in order to elect the Beneficiary continuation option is $5,000 for each beneficiary.

..   The beneficiary may make transfers among the Investment Performance variable investment options but no subsequent contributions will be permitted.

..   The Protection with Investment Performance variable investment options will no longer be available and no value can be allocated to those investment options.

..   If any Guaranteed benefits are in effect under the contract, they will no longer be in effect and charges for such benefits will stop.

..   If the beneficiary chooses the "5-year rule," withdrawals may be made at any time. If the beneficiary instead chooses scheduled payments, the beneficiary may also take withdrawals, in addition to scheduled payments, at any time.

..   Any partial withdrawals must be at least $300.

..   Your beneficiary will have the right to name a beneficiary to receive any remaining interest in the contract on the beneficiary's death.

..   Upon the death of your beneficiary, the beneficiary he or she has named has the option to either continue taking scheduled payments based on the remaining life expectancy of the deceased beneficiary (if scheduled payments were chosen) or to receive any remaining interest in the contract in a lump sum. We will pay any remaining interest in the contract in a lump sum if your beneficiary elects the 5-year rule. The option elected will be processed when we receive satisfactory proof of death, any required instructions for the method of payment and any required information and forms necessary to effect payment.

If the deceased is the owner or the older joint owner:

..   As of the date we receive satisfactory proof of death, any required instructions, information and forms necessary to effect the Beneficiary continuation option feature, we will increase the Protection with Investment Performance account value to equal the applicable death benefit if such death benefit is greater than such Protection with Investment Performance account value adjusted for any subsequent withdrawals. For Series CP(R) contracts, the account value will first be reduced by any Credits applied in a one-year period prior to the owner's death.

..   No withdrawal charges, if applicable, will apply to any withdrawals by the beneficiary.

If the deceased is the younger non-spousal joint owner:

..   The account value will not be reset to the death benefit amount.

..   The contract's withdrawal charge schedule, if applicable, will continue to be applied to any withdrawal or surrender other than scheduled payments; the contract's free withdrawal amount will continue to apply to withdrawals but does not apply to surrenders.

..   We do not impose a withdrawal charge on scheduled payments except if, when added to any withdrawals previously taken in the same contract year, including for this purpose a contract surrender, the total amount of withdrawals and scheduled payments exceed the free withdrawal amount. See the "Withdrawal charges" in "Charges and expenses" earlier in this Prospectus, if applicable.

                              -------------------

A surviving spouse should speak to his or her tax professional about whether Spousal continuation or the Beneficiary continuation option is appropriate for him or her. Factors to consider include, but are not limited to, the surviving spouse's age, need for immediate income and a desire to continue any Guaranteed benefits under the contract.

80  PAYMENT OF DEATH BENEFIT

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7. Tax information


--------------------------------------------------------------------------------

OVERVIEW

In this part of the Prospectus, we discuss the current federal income tax rules that generally apply to Retirement Cornerstone(R) Series contracts owned by United States individual taxpayers. The tax rules can differ, depending on the type of contract, whether NQ, traditional IRA, Roth IRA or QP. Therefore, we discuss the tax aspects of each type of contract separately.

Federal income tax rules include the United States laws in the Internal Revenue Code, and Treasury Department Regulations and IRS interpretations of the Internal Revenue Code. These tax rules may change without notice. We cannot predict whether, when, or how these rules could change. Any change could affect contracts purchased before the change. Congress may also consider proposals in the future to comprehensively reform or overhaul the United States tax and retirement systems, which if enacted, could affect the tax benefits of a contract. We cannot predict what, if any, legislation will actually be proposed or enacted.

We cannot provide detailed information on all tax aspects of the contracts. Moreover, the tax aspects that apply to a particular person's contract may vary depending on the facts applicable to that person. We do not discuss state income and other state taxes, federal income tax and withholding rules for non-U.S. taxpayers, or federal gift and estate taxes. We also do not discuss the Employee Retirement Income Security Act of 1974 ("ERISA"). Transfers of the contract, rights or values under the contract, or payments under the contract, for example, amounts due to beneficiaries, may be subject to federal or state gift, estate, or inheritance taxes. You should not rely only on this document, but should consult your tax adviser before your purchase.

CONTRACTS THAT FUND A RETIREMENT ARRANGEMENT

Generally, there are two types of funding vehicles that are available for Individual Retirement Arrangements ("IRAs"): an individual retirement annuity contract such as the ones offered in this Prospectus, or a custodial or trusteed individual retirement account. Annuity contracts can also be purchased in connection with retirement plans qualified under Section 401(a) of the Code ("QP contracts"). How these arrangements work, including special rules applicable to each, are noted in the specific sections for each type of arrangement, below. You should be aware that the funding vehicle for a tax-qualified arrangement does not provide any tax deferral benefit beyond that already provided by the Code for all permissible funding vehicles. Before choosing an annuity contract, therefore, you should consider the annuity's features and benefits compared with the features and benefits of other permissible funding vehicles and the relative costs of annuities and other arrangements. You should be aware that cost may vary depending on the features and benefits made available and the charges and expenses of the investment options or funds that you elect.

Certain provisions of the Treasury Regulations on required minimum distributions concerning the actuarial present value of additional contract benefits could increase the amount required to be distributed from annuity contracts funding qualified plans and IRAs. For this purpose additional annuity contract benefits may include, but are not limited to the various Guaranteed benefits. You should consider the potential implication of these Regulations before you purchase this annuity contract or purchase additional features under this annuity contract. See also Appendix II at the end of this Prospectus for a discussion of QP contracts.

TRANSFERS AMONG INVESTMENT OPTIONS

If permitted under the terms of the contract, you can make transfers among investment options inside the contract without triggering taxable income.

TAXATION OF NONQUALIFIED ANNUITIES

Taxpayers with incomes over $250,000 should consider the 3.8% Medicare tax on investment income (including, for this purpose, income from NQ contracts) which will be effective after December 31, 2012.

CONTRIBUTIONS

You may not deduct the amount of your contributions to a nonquali-fied annuity contract.

CONTRACT EARNINGS

Generally, you are not taxed on contract earnings until you receive a distribution from your contract, whether as a withdrawal or as an annuity payment. However, earnings are taxable, even without a distribution:

..   if a contract fails investment diversification requirements as specified in federal income tax rules (these rules are based on or are similar to those specified for mutual funds under the securities laws);

..   if you transfer a contract, for example, as a gift to someone other than your spouse (or former spouse);

..   if you use a contract as security for a loan (in this case, the amount pledged will be treated as a distribution); and

..   if the owner is other than an individual (such as a corporation, partnership, trust, or other non-natural person). This provision does not apply to a trust which is a mere agent or nominee for an individual, such as a grantor trust.

Federal tax law requires that all nonqualified deferred annuity contracts that AXA Equitable and its affiliates issue to you during the same calendar year be linked together and treated as one contract for calculating the taxable amount of any distribution from any of those contracts.

ANNUITY PAYMENTS

The following applies to an annuitization of the entire contract. In certain cases, the contract can be partially annuitized. See "Partial Annuitization" below.

                                                            TAX INFORMATION  81

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Annuitization under a Retirement Cornerstone(R) Series contract occurs when your interest under the contract is or has been applied to one or more payout options intended to amortize amounts over your life or over a period certain generally limited by the period of your life expectancy. Annuity payouts can also be determined on a joint life basis. After annuitization, no further contributions to the contract may be made, the annuity payout amount must be paid at least annually, and annuity payments cannot be stopped except by death or surrender (if permitted under the terms of the contract).

Once annuity payments begin, a portion of each payment is taxable as ordinary income. You get back the remaining portion without paying taxes on it. This is your unrecovered investment in the contract. Generally, your investment in the contract equals the contributions you made, less any amounts you previously withdrew that were not taxable.

For fixed annuity payments, the tax-free portion of each payment is determined by (1) dividing your investment in the contract by the total amount you are expected to receive out of the contract, and (2) multiplying the result by the amount of the payment. For variable annuity payments, your tax-free portion of each payment is your investment in the contract divided by the number of expected payments. If you have a loss on a variable annuity payout in a taxable year, you may be able to adjust the tax-free amount in subsequent years.

Once you have received the amount of your investment in the contract, all payments after that are fully taxable. If payments under a life annuity stop because the annuitant dies, there is an income tax deduction for any unrecovered investment in the contract.

Your rights to apply amounts under this contract to an annuity payout option are described elsewhere in this Prospectus. If you hold your contract to the maximum maturity age under the contract we require that a choice be made between taking a lump sum settlement of any remaining account value or applying any such account value to one or more of the annuity payout options under the contract. If no affirmative choice is made, we will apply any remaining account value or interest in the contract to the default option under the contract at such age. While there is no specific federal tax guidance as to whether or when an annuity contract is required to mature, or as to the form of the payments to be made upon maturity, we believe that this contract constitutes an annuity contract under current federal tax rules.

PARTIAL ANNUITIZATION

The consequences described above for annuitization of the entire contract apply to the portion of the contract which is partially annuitized. A nonqualified deferred annuity contract is treated as being partially annuitized if a portion of the contract is applied to an annuity payout option on a life-contingent basis or for a period certain of at least 10 years. In order to get annuity payment tax treatment for the portion of the contract applied to the annuity pay-out, payments must be made at least annually in substantially equal amounts, the payments must be designed to amortize the amount applied over life or the period certain, and the payments cannot be stopped, except by death or surrender (if permitted under the terms of the contract). The investment in the contract is split between the partially annuitized portion and the deferred amount remaining based on the relative values of the amount applied to the annuity payout and the deferred amount remaining at the time of the partial annuitization. Also, the partial annuitization has its own annuity starting date.

WITHDRAWALS MADE BEFORE ANNUITY PAYMENTS BEGIN

If you make withdrawals before annuity payments begin under your contract, they are taxable to you as ordinary income if there are earnings in the contract. Generally, earnings are your Total account value less your total investment in the contract. If you withdraw an amount which is more than the earnings in the contract as of the date of the withdrawal, the balance of the distribution is treated as a reduction of your investment in the contract and is not taxable.

Collateral assignments are taxable to the extent of any earnings in the contract at the time any portion of the contract's value is assigned as collateral. Therefore, if you assign your contract as collateral for a loan with a third party after the contract is issued but before the end of the first contract year, you may have taxable income even though you receive no payments under the contract. AXA Equitable will report any income attributable to a collateral assignment on Form 1099-R. Also, if AXA Equitable makes payments or distributions to the assignee pursuant to directions under the collateral assignment agreement, any gains in such payments may be taxable to you and reportable on Form 1099-R even though you do not receive them.

TAXATION OF ANNUAL WITHDRAWALS PRIOR TO THE BEGINNING OF LIFETIME GIB PAYMENTS

We treat any withdrawals under the contract as non-annuity payments for income tax purposes. (This includes Annual withdrawal amounts received before the entire contract is annutized as described above under "Annuity Payments" or the beginning of Lifetime GIB payments.)

1035 EXCHANGES

You may purchase a nonqualified deferred annuity contract through an exchange of another contract. Normally, exchanges of contracts are taxable events. The exchange will not be taxable under Section 1035 of the Internal Revenue Code if:

..   the contract that is the source of the funds you are using to purchase the nonqualified deferred annuity contract is another nonqualified deferred annuity contract or life insurance or endowment contract.

..   the owner and the annuitant are the same under the source contract and the contract issued in exchange. If you are using a life insurance or endowment contract the owner and the insured must be the same on both sides of the exchange transaction.

In some cases you may make a tax-deferred 1035 exchange from a nonqualified deferred annuity contract to a "qualified long-term care contract" meeting all specified requirements under the Code or an annuity contract with a "qualified long-term care contract" feature (sometimes referred to as a "combination annuity" contract).

The tax basis, also referred to as your investment in the contract, of the source contract carries over to the contract issued in exchange.

An owner may direct the proceeds of a partial withdrawal from one nonqualified deferred annuity contract to purchase or contribute to another nonqualified deferred annuity contract on a tax-deferred basis. If requirements are met, the owner may also directly transfer amounts from a nonqualified deferred annuity contract to a "qualified long-term care contract" or "combination annuity" in such a partial 1035 exchange transaction. Special forms, agreement between the

82  TAX INFORMATION
carriers, and provision of cost basis information may be required to process this type of an exchange.

Even if the contract owner and the insurance companies agree that a full or partial 1035 exchange is intended, the IRS has the ultimate authority to review the facts and determine that the transaction should be recharacterized as taxable in whole or in part.

Section 1035 exchanges are generally not available after the death of the owner.

SURRENDERS

If you surrender or cancel the contract, the distribution is taxable as ordinary income (not capital gain) to the extent it exceeds your investment in the contract.

DEATH BENEFIT PAYMENTS MADE TO A BENEFICIARY AFTER YOUR DEATH

For the rules applicable to death benefits, see "Payment of death benefit" earlier in this Prospectus. The tax treatment of a death benefit taken as a single sum is generally the same as the tax treatment of a withdrawal from or surrender of your contract. The tax treatment of a death benefit taken as annuity payments is generally the same as the tax treatment of annuity payments under your contract.

Under the Beneficiary continuation option, the tax treatment of a withdrawal after the death of the owner taken as a single sum or taken as withdrawals under the 5-year rule is generally the same as the tax treatment of a withdrawal from or surrender of your contract.

EARLY DISTRIBUTION PENALTY TAX

If you take distributions before you are age 59 1/2, a penalty tax of 10% of the taxable portion of your distribution applies in addition to the income tax. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions made:

..   on or after your death; or

..   because you are disabled (special federal income tax definition); or

..   in the form of substantially equal periodic annuity payments at least annually over your life (or life expectancy), or the joint lives of you and your beneficiary (or joint life expectancies) using an IRS-approved distribution method. We do not anticipate that GIB Annual withdrawal amount payments made before age 59 1/2 will qualify for this exception.

We will report a life-contingent partial annuitization made to an owner under age 59 1/2 as eligible for an exception to the early distribution penalty tax. We may be required to treat a partial annuitization for a period certain of at least 10 years as being subject to the penalty for an owner under age 59 1/2.

INVESTOR CONTROL ISSUES

Under certain circumstances, the IRS has stated that you could be treated as the owner (for tax purposes) of the assets of Separate Account No. 49. If you were treated as the owner, you would be taxable on income and gains attributable to the shares of the underlying Portfolios.

The circumstances that would lead to this tax treatment would be that, in the opinion of the IRS, you could control the underlying investment of Separate Account No. 49. The IRS has said that the owners of variable annuities will not be treated as owning the separate account assets provided the underlying Portfolios are restricted to variable life and annuity assets. The variable annuity owners must have the right only to choose among the Portfolios, and must have no right to direct the particular investment decisions within the Portfolios.

Although we believe that, under current IRS guidance, you would not be treated as the owner of the assets of Separate Account No. 49, there are some issues that remain unclear. For example, the IRS has not issued any guidance as to whether having a larger number of Portfolios available could cause you to be treated as the owner. We do not know whether the IRS will ever provide such guidance or whether such guidance, if unfavorable, would apply retroactively to your contract. Furthermore, the IRS could reverse its current guidance at any time. We reserve the right to modify your contract as necessary to prevent you from being treated as the owner of the assets of Separate Account No. 49.

INDIVIDUAL RETIREMENT ARRANGEMENTS (IRAS)

GENERAL

"IRA" stands for individual retirement arrangement. There are two basic types of such arrangements, individual retirement accounts and individual retirement annuities. In an individual retirement account, a trustee or custodian holds the assets funding the account for the benefit of the IRA owner. The assets typically include mutual funds and/or individual stocks and/or securities in a custodial account, and bank certificates of deposit in a trusteed account. In an individual retirement annuity, an insurance company issues an annuity contract that serves as the IRA.

There are two basic types of IRAs, as follows:

..   Traditional IRAs, typically funded on a pre-tax basis; and

..   Roth IRAs, funded on an after-tax basis.

Regardless of the type of IRA, your ownership interest in the IRA cannot be forfeited. You or your beneficiaries who survive you are the only ones who can receive the IRA's benefits or payments. All types of IRAs qualify for tax deferral regardless of the funding vehicle selected.

You can hold your IRA assets in as many different accounts and annuities as you would like, as long as you meet the rules for setting up and making contributions to IRAs. However, if you own multiple IRAs, you may be required to combine IRA values or contributions for tax purposes. For further information about individual retirement arrangements, you can read Internal Revenue Service Publication 590 ("Individual Retirement Arrangements (IRAs)"). This publication is usually updated annually, and can be obtained by contacting the IRS or from the IRS website (www.irs.gov).

AXA Equitable designs its IRA contracts to qualify as individual retirement annuities under Section 408(b) of the Internal Revenue Code. You may purchase the contract as a traditional IRA or Roth IRA. We also offer Inherited IRA contracts for payment of post-death required minimum distributions from traditional IRAs and Roth IRAs, respectively.

This Prospectus contains the information that the IRS requires you to have before you purchase an IRA. The first section covers some of the special tax rules that apply to traditional IRAs. The next section covers Roth IRAs. The disclosure generally assumes direct ownership of the individual retirement annuity contract. For contracts owned in a custodial

                                                            TAX INFORMATION  83
individual retirement account, the disclosure will apply only if you terminate your account or transfer ownership of the contract to yourself.

We describe the amount and types of charges that may apply to your contributions under "Charges and expenses" earlier in this Prospectus. We describe the method of calculating payments under "Accessing your money" earlier in this Prospectus. We do not guarantee or project growth in any variable income annuitization option payments (as opposed to payments from a fixed income annuitization option).

We have not applied for opinion letters approving the respective forms of the traditional and Roth IRA contracts (including Inherited IRA contracts) for use as a traditional and Roth IRA, respectively. This IRS approval is a determination only as to the form of the annuity. It does not represent a determination of the merits of the annuity as an investment.

YOUR RIGHT TO CANCEL WITHIN A CERTAIN NUMBER OF DAYS

You can cancel either type of the Retirement Cornerstone(R) Series IRA contract (traditional IRA or Roth IRA) by following the directions in "Your right to cancel with a certain number of days" under "Contract features and benefits" earlier in this Prospectus. If you cancel a traditional IRA or Roth IRA contract, we may have to withhold tax, and we must report the transaction to the IRS. A contract cancellation could have an unfavorable tax impact.

TRADITIONAL INDIVIDUAL RETIREMENT ANNUITIES (TRADITIONAL IRAS)

CONTRIBUTIONS TO TRADITIONAL IRAS. Individuals may make three different types of contributions to purchase a traditional IRA or as additional contributions to an existing IRA:

..   "regular" contributions out of earned income or compensation; or

..   tax-free "rollover" contributions; or

..   direct custodian-to-custodian transfers from other traditional IRAs
    ("direct transfers").

When you make a contribution to your IRA, we require you to tell us whether it is a regular contribution, rollover contribution, or direct transfer contribution, and to supply supporting documentation in some cases.

Because the minimum initial contribution AXA Equitable requires to purchase the contract is larger than the maximum regular contribution you can make to an IRA for a taxable year, the following Retirement Cornerstone(R) Series contracts must be purchased through a direct transfer contribution or rollover contribution: Series L, Series CP(R), Series C, or Series ADV. Since the minimum initial contribution AXA Equitable requires to purchase the Retirement Cornerstone(R) Series B contract is $5,000, which is the same as the current maximum regular contribution you can make to an IRA for a taxable year, the Retirement Cornerstone(R) Series B contract may be purchased through a regular contribution as well as direct transfer or rollover contribution.

REGULAR CONTRIBUTIONS TO TRADITIONAL IRAS

LIMITS ON CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a traditional IRA. You cannot make regular traditional IRA contributions for the tax year in which you reach age 70 1/2 or any tax year after that.

If you are at least age 50 at any time during the taxable year for which you are making a regular contribution to your IRA, you may be eligible to make additional "catch-up contributions" of up to $1,000 to your traditional IRA.

SPECIAL RULES FOR SPOUSES. If you are married and file a joint Federal income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to traditional IRAs (and Roth IRAs discussed below). Even if one spouse has no compensation or compensation under $5,000, married individuals filing jointly can contribute up to $10,000 per year to any combination of traditional IRAs and Roth IRAs. Any contributions to Roth IRAs reduce the ability to contribute to traditional IRAs and vice versa. The maximum amount may be less if earned income is less and the other spouse has made IRA contributions. No more than a combined total of $5,000 can be contributed annually to either spouse's traditional and Roth IRAs. Each spouse owns his or her traditional IRAs and Roth IRAs even if the other spouse funded the contributions. A working spouse age 70 1/2 or over can contribute up to the lesser of $5,000 or 100% of "earned income" to a traditional IRA for a non-working spouse until the year in which the non-working spouse reaches age 70 1/2. Catch-up contributions may be made as described above for spouses who are at least age 50 but under age 70 1/2 at any time during the taxable year for which the contribution is made.

DEDUCTIBILITY OF CONTRIBUTIONS. The amount of traditional IRA contributions that you can deduct for a taxable year depends on whether you are covered by an employer-sponsored tax-favored retirement plan, as defined under special federal income tax rules. Your Form W-2 will indicate whether or not you are covered by such a retirement plan.

The federal tax rules governing contributions to IRAs made from current compensation are complex and are subject to numerous technical requirements and limitations which vary based on an individual's personal situation (including his/her spouse). IRS Publication 590, "Individual Retirement Arrangements
(IRAs)" which is updated annually and is available at www.irs.gov, contains pertinent explanations of the rules applicable to the current year. The amount of permissible contributions to IRAs, the amount of IRA contributions which may be deductible, and the individual's income limits for determining contributions and deductions all may be adjusted annually for cost of living.

NONDEDUCTIBLE REGULAR CONTRIBUTIONS. If you are not eligible to deduct part or all of the traditional IRA contribution, you may still make nondeductible contributions on which earnings will accumulate on a tax-deferred basis. The combined deductible and nondeductible contributions to your traditional IRA (or the non-working spouse's traditional IRA) may not, however, exceed the $5,000 maximum per person limit for the applicable taxable year. The dollar limit is $6,000 for people eligible to make age 50 - 70 1/2"catch-up" contributions. You must keep your own records of deductible and nondeductible contributions in order to prevent double taxation on the distribution of previously taxed amounts. See "Withdrawals, payments and transfers of funds out of traditional IRAs" later in this section for more information.

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If you are making nondeductible contributions in any taxable year, or you have made nondeductible contributions to a traditional IRA in prior years and are receiving distributions from any traditional IRA, you must file the required information with the IRS. Moreover, if you are making nondeductible traditional IRA contributions, you must retain all income tax returns and records pertaining to such contributions until interests in all traditional IRAs are fully distributed.

WHEN YOU CAN MAKE REGULAR CONTRIBUTIONS. If you file your tax returns on a calendar year basis like most taxpayers, you have until the April 15 return filing deadline (without extensions) of the following calendar year to make your regular traditional IRA contributions for a taxable year. Make sure you designated the year for which you are making the contribution.

ROLLOVER AND DIRECT TRANSFER CONTRIBUTIONS TO TRADITIONAL IRAS

Rollover contributions may be made to a traditional IRA from these "eligible retirement plans":

..   qualified plans;

..   governmental employer 457(b) plans;

..   403(b) plans; and

..   other traditional IRAs.

Direct transfer contributions may only be made directly from one traditional IRA to another.

Any amount contributed to a traditional IRA after you reach age 70 1/2 must be net of your required minimum distribution for the year in which the rollover or direct transfer contribution is made.

ROLLOVERS FROM "ELIGIBLE RETIREMENT PLANS" OTHER THAN TRADITIONAL IRAS

Your plan administrator will tell you whether or not your distribution is eligible to be rolled over. Spousal beneficiaries and spousal alternate payees under qualified domestic relations orders may roll over funds on the same basis as the plan participant. A non-spousal death beneficiary may also be able to make a direct rollover to an Inherited IRA contract with special rules and restrictions under certain circumstances.

There are two ways to do rollovers:

..   Do it yourself:

   You actually receive a distribution that can be rolled over and you roll it over to a traditional IRA within 60 days after the date you receive the funds. The distribution from your eligible retirement plan will be net of 20% mandatory federal income tax withholding. If you want, you can replace the withheld funds yourself and roll over the full amount.

..   Direct rollover:

   You tell the trustee or custodian of the eligible retirement plan to send the distribution directly to your traditional IRA issuer. Direct rollovers are not subject to mandatory federal income tax withholding.

All distributions from a qualified plan, 403(b) plan or governmental employer 457(b) plan are eligible rollover distributions, unless the distributions are:

..   "required minimum distributions" after age 70 1/2 or retirement from service with the employer; or

..   substantially equal periodic payments made at least annually for your life
    (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary; or

..   substantially equal periodic payments made for a specified period of 10 years or more; or

..   hardship withdrawals; or

..   corrective distributions that fit specified technical tax rules; or

..   loans that are treated as distributions; or

..   death benefit payments to a beneficiary who is not your surviving spouse; or

..   qualified domestic relations order distributions to a beneficiary who is not your current spouse or former spouse.

You should discuss with your tax adviser whether you should consider rolling over funds from one type of tax qualified retirement plan to another because the funds will generally be subject to the rules of the recipient plan. For example, funds in a governmental employer 457(b) plan are not subject to the additional 10% federal income tax penalty for premature distributions, but they may become subject to this penalty if you roll the funds to a different type of eligible retirement plan such as a traditional IRA, and subsequently take a premature distribution.

ROLLOVERS OF AFTER-TAX CONTRIBUTIONS FROM ELIGIBLE RETIREMENT PLANS OTHER THAN TRADITIONAL IRAS

Any non-Roth after-tax contributions you have made to a qualified plan or 403(b) plan (but not a governmental employer 457(b) plan) may be rolled over to a traditional IRA (either in a direct rollover or a rollover you do yourself). When the recipient plan is a traditional IRA, you are responsible for recordkeeping and calculating the taxable amount of any distributions you take from that traditional IRA. See "Taxation of Payments" later in this section under "Withdrawals, payments and transfers of funds out of traditional IRAs." After-tax contributions in a traditional IRA cannot be rolled over from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan.

ROLLOVERS FROM TRADITIONAL IRAS TO TRADITIONAL IRAS

You may roll over amounts from one traditional IRA to one or more of your other traditional IRAs if you complete the transaction within 60 days after you receive the funds. You may make such a rollover only once in every 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers are not rollover transactions. You can make these more frequently than once in every 12-month period.

SPOUSAL ROLLOVERS AND DIVORCE-RELATED DIRECT TRANSFERS

The surviving spouse beneficiary of a deceased individual can roll over funds from, or directly transfer funds from, the deceased spouse's traditional IRA to one or more other traditional IRAs. Also, in some cases, traditional IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

EXCESS CONTRIBUTIONS TO TRADITIONAL IRAS

Excess contributions to IRAs are subject to a 6% excise tax for the year in which made and for each year after until withdrawn. The following are excess contributions to IRAs:

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..   regular contributions of more than the maximum regular contribution amount for the applicable taxable year; or

..   regular contributions to a traditional IRA made after you reach age 70 1/2,
    or

..   rollover contributions of amounts which are not eligible to be rolled over, for example, minimum distributions required to be made after age 70 1/2

You can avoid or limit the excise tax by withdrawing an excess contribution (rollover or regular). See Publication 590 for further details.

RECHARACTERIZATIONS

Amounts that have been contributed as traditional IRA funds may subsequently be treated as Roth IRA funds. Special federal income tax rules allow you to change your mind again and have amounts that are subsequently treated as Roth IRA funds, once again treated as traditional IRA funds. You do this by using the forms we prescribe. This is referred to as having "recharacterized" your contribution.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF TRADITIONAL IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a traditional IRA at any time. You do not need to wait for a special event like retirement.

TAXATION OF PAYMENTS. Amounts distributed from traditional IRAs are not subject to federal income tax until you or your beneficiary receive them. Taxable payments or distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also taxable.

We report all payments from traditional IRA contracts on IRS Form 1099-R. You are responsible for reporting these amounts correctly on your individual income tax return and keeping supporting records. Except as discussed below, the total amount of any distribution from a traditional IRA must be included in your gross income as ordinary income.

If you have ever made nondeductible (after-tax) IRA contributions to any traditional IRA (it does not have to be to this particular traditional IRA contract), those contributions are recovered tax-free when you get distributions from any traditional IRA. It is your responsibility to keep permanent tax records of all of your nondeductible contributions to traditional IRAs so that you can correctly report the taxable amount of any distribution on your own tax return. At the end of any year in which you have received a distribution from any traditional IRA, you calculate the ratio of your total nondeductible traditional IRA contributions (less any amounts previously withdrawn tax-free) to the total account balances of all traditional IRAs you own at the end of the year plus all traditional IRA distributions made during the year. Multiply this by all distributions from the traditional IRA during the year to determine the nontaxable portion of each distribution.

A distribution from a traditional IRA is not taxable if:

..   the amount received is a withdrawal of certain excess contributions, as described in IRS Publication 590; or

..   the entire amount received is rolled over to another traditional IRA or other eligible retirement plan which agrees to accept the funds. (See "Rollovers from eligible retirement plans other than traditional IRAs" in "Traditional individual retirement annuities (traditional IRAs)" earlier in this section for more information.)

The following are eligible to receive rollovers of distributions from a traditional IRA: a qualified plan, a 403(b) plan or a governmental employer 457(b) plan. After-tax contributions in a traditional IRA cannot be rolled from your traditional IRA into, or back into, a qualified plan, 403(b) plan or governmental employer 457(b) plan. Before you decide to roll over a distribution from a traditional IRA to another eligible retirement plan, you should check with the administrator of that plan about whether the plan accepts rollovers and, if so, the types it accepts. You should also check with the administrator of the receiving plan about any documents required to be completed before it will accept a rollover.

Distributions from a traditional IRA are not eligible for favorable ten-year averaging and long-term capital gain treatment available under limited circumstances for certain distributions from qualified plans. If you might be eligible for such tax treatment from your qualified plan, you may be able to preserve such tax treatment even though an eligible rollover from a qualified plan is temporarily rolled into a "conduit IRA" before being rolled back into a qualified plan. See your tax adviser.

REQUIRED MINIMUM DISTRIBUTIONS

BACKGROUND ON REGULATIONS -- REQUIRED MINIMUM DISTRIBUTIONS. Distributions must be made from traditional IRAs according to rules contained in the Code and Treasury Regulations. Certain provisions of the Treasury Regulations require that the actuarial present value of additional annuity contract benefits must be added to the dollar amount credited for purposes of calculating certain types of required minimum distributions from individual retirement annuity contracts. For this purpose additional annuity contract benefits may include, but are not limited to, Guaranteed benefits. This could increase the amount required to be distributed from the contracts if you take annual withdrawals instead of annuitizing. Please consult your tax adviser concerning applicability of these complex rules to your situation.

LIFETIME REQUIRED MINIMUM DISTRIBUTIONS. You must start taking annual distributions from your traditional IRAs for the year in which you turn age 70 1/2.

WHEN YOU HAVE TO TAKE THE FIRST LIFETIME REQUIRED MINIMUM DISTRIBUTION. The first required minimum distribution is for the calendar year in which you turn age 70 1/2. You have the choice to take this first required minimum distribution during the calendar year you actually reach age 70 1/2, or to delay taking it until the first three-month period in the next calendar year (January 1st - April 1st). Distributions must start no later than your "Required Beginning Date", which is April 1st of the calendar year after the calendar year in which you turn age 70 1/2. If you choose to delay taking the first annual minimum distribution, then you will have to take two minimum distributions in that year -- the delayed one for the first year and the one actually for that year. Once minimum distributions begin, they must be made at some time each year.

HOW YOU CAN CALCULATE REQUIRED MINIMUM DISTRIBUTIONS. There are two approaches to taking required minimum distributions -- "account-based" or "annuity-based."

ACCOUNT-BASED METHOD. If you choose an account-based method, you divide the value of your traditional IRA as of December 31st of the past calendar year by a number corresponding to your age from an IRS table. This gives you the required minimum distribution amount for that particular IRA for that year. If your spouse is your sole

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beneficiary and more than 10 years younger than you, the dividing number you use may be from another IRS table and may produce a smaller lifetime required minimum distribution amount. Regardless of the table used, the required minimum distribution amount will vary each year as the account value, the actuarial present value of additional annuity contract benefits, if applicable, and the divisor change. If you initially choose an account-based method, you may later apply your traditional IRA funds to a life annuity-based payout with any certain period not exceeding remaining life expectancy, determined in accordance with IRS tables.

ANNUITY-BASED METHOD. If you choose an annuity-based method, you do not have to do annual calculations. You apply the account value to an annuity payout for your life or the joint lives of you and a designated beneficiary or for a period certain not extending beyond applicable life expectancies, determined in accordance with IRS tables.

DO YOU HAVE TO PICK THE SAME METHOD TO CALCULATE YOUR REQUIRED MINIMUM DISTRIBUTIONS FOR ALL OF YOUR TRADITIONAL IRAS AND OTHER RETIREMENT PLANS? No. If you want, you can choose a different method for each of your traditional IRAs and other retirement plans. For example, you can choose an annuity payout from one IRA, a different annuity payout from a qualified plan and an account-based annual withdrawal from another IRA.

WILL WE PAY YOU THE ANNUAL AMOUNT EVERY YEAR FROM YOUR TRADITIONAL IRA BASED ON THE METHOD YOU CHOOSE? We will only pay you automatically if you affirmatively select an annuity payout option or an account-based withdrawal option such as our "automatic required minimum distribution (RMD) service." Even if you do not enroll in our service, we will calculate the amount of the required minimum distribution withdrawal for you, if you so request in writing. However, in that case you will be responsible for asking us to pay the required minimum distribution withdrawal to you.

Also, if you are taking account-based withdrawals from all of your traditional IRAs, the IRS will let you calculate the required minimum distribution for each traditional IRA that you maintain. You can add these required minimum distribution amount calculations together. As long as the total amount you take out every year satisfies your overall traditional IRA required minimum distribution amount, you may choose to take your annual required minimum distribution from any one or more traditional IRAs that you own.

WHAT IF YOU TAKE MORE THAN YOU NEED TO FOR ANY YEAR? The required minimum distribution amount for your traditional IRAs is calculated on a year-by-year basis. There are no carry-back or carry-forward provisions. Also, you cannot apply required minimum distribution amounts you take from your qualified plans to the amounts you have to take from your traditional IRAs and vice versa.

WHAT IF YOU TAKE LESS THAN YOU NEED TO FOR ANY YEAR? Your IRA could be disqualified, and you could have to pay tax on the entire value. Even if your IRA is not disqualified, you could have to pay a 50% penalty tax on the shortfall (required amount for traditional IRAs less amount actually taken). It is your responsibility to meet the required minimum distribution rules. We will remind you when our records show that you are within the age group which must take lifetime required minimum distributions. If you do not select a method with us, we will assume you are taking your required minimum distribution from another traditional IRA that you own.

WHAT ARE THE REQUIRED MINIMUM DISTRIBUTION PAYMENTS AFTER YOU DIE? These could vary depending on whether you die before or after your Required Beginning Date for lifetime required minimum distribution payments, and the status of your beneficiary. The following assumes that you have not yet elected an annuity-based payout at the time of your death. If you elect an annuity-based payout, payments (if any) after your death must be made at least as rapidly as when you were alive.

INDIVIDUAL BENEFICIARY. Regardless of whether your death occurs before or after your Required Beginning Date, an individual death beneficiary calculates annual post-death required minimum distribution payments based on the beneficiary's life expectancy using the "term certain method." That is, he or she determines his or her life expectancy using the IRS-provided life expectancy tables as of the calendar year after the owner's death and reduces that number by one each subsequent year.

If you die before your Required Beginning Date, the rules permit any individual beneficiary, including a spousal beneficiary, to elect instead to apply the "5-year rule." Under this rule, instead of annual payments having to be made beginning with the first in the year following the owner's death, the entire account must be distributed by the end of the calendar year which contains the fifth anniversary of the owner's death. No distribution is required before that fifth year.

SPOUSAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is your surviving spouse, your spouse has a number of choices. Post-death distributions may be made over your spouse's single life expectancy. Any amounts distributed after that surviving spouse's death are made over the spouse's life expectancy calculated in the year of his/her death, reduced by one for each subsequent year. In some circumstances, your surviving spouse may elect to become the owner of the traditional IRA and halt distributions until he or she reaches age 70 1/2, or roll over amounts from your traditional IRA into his/her own traditional IRA or other eligible retirement plan.

If you die before your Required Beginning Date, and the death beneficiary is your surviving spouse, the rules permit the spouse to delay starting payments over his/her life expectancy until the year in which you would have attained age 70 1/2.

NON-INDIVIDUAL BENEFICIARY. If you die after your Required Beginning Date, and your death beneficiary is a non-individual, such as the estate, the rules permit the beneficiary to calculate post-death required minimum distribution amounts based on the owner's life expectancy in the year of death. HOWEVER, NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

If you die before your Required Beginning Date for lifetime required minimum distribution payments, and the death beneficiary is a non-individual, such as the estate, the rules continue to apply the 5-year rule discussed earlier under "Individual beneficiary". PLEASE NOTE THAT WE NEED AN INDIVIDUAL ANNUITANT TO KEEP AN ANNUITY CONTRACT IN FORCE. IF THE BENEFICIARY IS NOT AN INDIVIDUAL, WE MUST DISTRIBUTE AMOUNTS REMAINING IN THE ANNUITY CONTRACT AFTER THE DEATH OF THE ANNUITANT.

SPOUSAL CONTINUATION

If the contract is continued under Spousal continuation, the required minimum distribution rules are applied as if your surviving spouse is the contract owner.

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PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

IRA death benefits are taxed the same as IRA distributions.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

You cannot get loans from a traditional IRA. You cannot use a traditional IRA as collateral for a loan or other obligation. If you borrow against your IRA or use it as collateral, its tax-favored status will be lost as of the first day of the tax year in which this prohibited event occurs. If this happens, you must include the value of the traditional IRA in your federal gross income. Also, the early distribution penalty tax of 10% may apply if you have not reached age 59 1/2 before the first day of that tax year.

EARLY DISTRIBUTION PENALTY TAX

A penalty tax of 10 % of the taxable portion of a distribution applies to distributions from a traditional IRA made before you reach age 59 1/2. Some of the available exceptions to the pre-age 59 1/2 penalty tax include distributions:

..   made on or after your death; or

..   made because you are disabled (special federal income tax definition); or

..   used to pay certain extraordinary medical expenses (special federal income tax definition); or

..   used to pay medical insurance premiums for unemployed individuals (special federal income tax definition); or

..   used to pay certain first-time home buyer expenses (special federal income tax definition; $10,000 lifetime total limit for these distributions from all your traditional and Roth IRAs); or

..   used to pay certain higher education expenses (special federal income tax definition); or

..   in the form of substantially equal periodic payments made at least annually over your life (or your life expectancy) or over the joint lives of you and your beneficiary (or your joint life expectancies) using an IRS-approved distribution method.

Please note that it is your responsibility to claim the penalty exception on your own income tax return and to document eligibility for the exception to the IRS.

To meet the substantially equal periodic payments exception, you could elect the substantially equal withdrawals option. See "Substantially equal withdrawals" under "Accessing your money" earlier in this Prospectus. We will calculate the substantially equal payments, using your choice of IRS-approved methods we offer. Although substantially equal withdrawals are not subject to the 10% penalty tax, they are taxable as discussed in "Withdrawals, payments and transfers of funds out of traditional IRAs" earlier in this section. Once substantially equal withdrawals begin, the distributions should not be stopped or changed until after the later of your reaching age 59 1/2 or five years after the date of the first distribution, or the penalty tax, including an interest charge for the prior penalty avoidance, may apply to all prior distributions under either option. Also, it is possible that the IRS could view any additional withdrawal or payment you take from, or any additional contributions or transfers you make to, your contract as changing your pattern of substantially equal withdrawals for purposes of determining whether the penalty applies.

Making additional contributions to the contract is treated as changing the pattern of withdrawals. It does not matter whether the additional contributions are made by direct transfer or rollover; nor does it matter if they are made to the Investment Performance account or the Protection with Investment Performance account. Because the penalty exception method does not permit additional contributions or payment changes to restore any benefit base under the contract, you and your tax adviser should consider carefully whether you should elect the Substantially equal withdrawals option or any other method of penalty exception withdrawals if you have allocated, or intend to allocate, amounts to the Protection with Investment Performance account value after starting Substantially equal withdrawals.

ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRAS)

This section of the Prospectus covers some of the special tax rules that apply to Roth IRAs. If the rules are the same as those that apply to the traditional IRA, we will refer you to the same topic under "Traditional individual retirement annuities (traditional IRAs)."

The Retirement Cornerstone(R) Series Roth IRA contract is designed to qualify as a Roth individual retirement annuity under Sections 408A(b) and 408(b) of the Internal Revenue Code.

CONTRIBUTIONS TO ROTH IRAS. Individuals may make four different types of contributions to a Roth IRA:

..   regular after-tax contributions out of earnings; or

..   taxable rollover contributions from traditional IRAs or other eligible retirement plans ("conversion rollover" contributions); or

..   tax-free rollover contributions from other Roth individual retirement arrangements or designated Roth accounts under defined contribution plans;
    or

..   tax-free direct custodian-to-custodian transfers from other Roth IRAs
    ("direct transfers").

Regular after-tax, direct transfer and rollover contributions may be made to a Roth IRA contract. See "Rollovers and direct transfer contributions to Roth IRAs" later in this section for more information. If you use the forms we require, we will also accept traditional IRA funds which are subsequently recharacterized as Roth IRA funds following special federal income tax rules.

For Retirement Cornerstone(R) Series CP(R), Series L, Series C, and Series ADV Roth IRA contracts, the initial contribution must be a direct transfer or rollover contribution. Subsequent contributions may also be "regular" contributions out of compensation.

REGULAR CONTRIBUTIONS TO ROTH IRAS

LIMITS ON REGULAR CONTRIBUTIONS. The "maximum regular contribution amount" for any taxable year is the most that can be contributed to all of your IRAs (traditional and Roth) as regular contributions for the particular taxable year. The maximum regular contribution amount depends on age, earnings, and year, among other things. Generally, $5,000 is the maximum amount that you may contribute to all IRAs (including Roth IRAs). This limit does not apply to rollover contributions or direct custodian-to-custodian transfers into a Roth IRA. Any contributions to Roth IRAs reduce your ability to contribute to traditional IRAs and vice versa. When your earnings are below $5,000, your earned income or compensation for the year is the most you can contribute. If

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you are married and file a joint income tax return, you and your spouse may combine your compensation to determine the amount of regular contributions you are permitted to make to Roth IRAs and traditional IRAs. See the discussion under "Special rules for spouses" earlier in this section under traditional IRAs.

If you or your spouse are at least age 50 at any time during the taxable year for which you are making a regular contribution, you may be eligible to make additional catch-up contributions of up to $1,000.

With a Roth IRA, you can make regular contributions when you reach age 70 1/2, as long as you have sufficient earnings. The amount of permissible contributions to Roth IRAs for any year depends on the individual's income limits and marital status. For example, if you are married and filing separately for any year your ability to make regular Roth IRA contributions is greatly limited. The amount of permissible contributions and income limits may be adjusted annually for cost of living. Please consult IRS Publication 590, "Individual Retirement Arrangements (IRAs)" for the rules applicable to the current year.

WHEN YOU CAN MAKE CONTRIBUTIONS. Same as traditional IRAs.

DEDUCTIBILITY OF CONTRIBUTIONS.  Roth IRA contributions are not tax deductible.

ROLLOVERS AND DIRECT TRANSFER CONTRIBUTIONS TO ROTH IRAS

WHAT IS THE DIFFERENCE BETWEEN ROLLOVER AND DIRECT TRANSFER TRANSACTIONS?

The difference between a rollover transaction and a direct transfer transaction is the following: in a rollover transaction you actually take possession of the funds rolled over or are considered to have received them under tax law in the case of a change from one type of plan to another. In a direct transfer transaction, you never take possession of the funds, but direct the first Roth IRA custodian, trustee or issuer to transfer the first Roth IRA funds directly to the recipient Roth IRA custodian, trustee or issuer. You can make direct transfer transactions only between identical plan types (for example, Roth IRA to Roth IRA). You can also make rollover transactions between identical plan types. However, you can only make rollovers between different plan types (for example, traditional IRA to Roth IRA).

You may make rollover contributions to a Roth IRA from these sources only:

..   another Roth IRA;

..   a traditional IRA, including a SEP-IRA or SIMPLE IRA (after a two-year rollover limitation period for SIMPLE IRA funds), in a taxable conversion rollover ("conversion rollover");

..   a "designated Roth contribution account" under a 401(k) plan, a 403(b) plan or a governmental employer Section 457(b) plan (direct or 60-day); or

..   from non-Roth accounts under another eligible retirement plan, as described below under "Conversion rollover contributions to Roth IRAs."

You may make direct transfer contributions to a Roth IRA only from another Roth IRA.

You may make both Roth IRA to Roth IRA rollover transactions and Roth IRA to Roth IRA direct transfer transactions. This can be accomplished on a completely tax-free basis. However, you may make Roth IRA to Roth IRA rollover transactions only once in any 12-month period for the same funds. Trustee-to-trustee or custodian-to-custodian direct transfers can be made more frequently than once a year. Also, if you send us the rollover contribution to apply it to a Roth IRA, you must do so within 60 days after you receive the proceeds from the original IRA to get rollover treatment.

The surviving spouse beneficiary of a deceased individual can roll over or directly transfer an inherited Roth IRA to one or more other Roth IRAs. In some cases, Roth IRAs can be transferred on a tax-free basis between spouses or former spouses as a result of a court-ordered divorce or separation decree.

CONVERSION ROLLOVER CONTRIBUTIONS TO ROTH IRAS

In a conversion rollover transaction, you withdraw (or are considered to have withdrawn) all or a portion of funds from a traditional IRA you maintain and convert it to a Roth IRA within 60 days after you receive (or are considered to have received) the traditional IRA proceeds. Amounts can also be rolled over from non-Roth accounts under another eligible retirement plan, including a Code
Section 401(a) qualified plan, a 403(b) plan, and a governmental employer
Section 457(b) plan.

Unlike a rollover from a traditional IRA to another traditional IRA, a conversion rollover transaction from a traditional IRA or other eligible retirement plan to a Roth IRA is not tax-free. Instead, the distribution from the traditional IRA or other eligible retirement plan is generally fully taxable. If you are converting all or part of a traditional IRA, and you have ever made nondeductible regular contributions to any traditional IRA -- whether or not it is the traditional IRA you are converting -- a pro rata portion of the distribution is tax-free. Even if you are under age 59 1/2, the early distribution penalty tax does not apply to conversion rollover contributions to a Roth IRA.

You cannot make conversion contributions to a Roth IRA to the extent that the funds in your traditional IRA or other eligible retirement plan are subject to the lifetime annual required minimum distribution rules.

You cannot convert and reconvert an amount during the same taxable year, or if later, during the 30-day period following a recharacterization. If you reconvert during either of these periods, it will be a failed Roth IRA conversion.

The IRS and Treasury have issued Treasury Regulations addressing the valuation of annuity contracts funding traditional IRAs in the conversion to Roth IRAs. Although these Regulations are not clear, they could require an individual's gross income on the conversion of a traditional IRA to a Roth IRA to be measured using various actuarial methods and not as if the annuity contract funding the traditional IRA had been surrendered at the time of conversion. This could increase the amount of income reported in certain circumstances.

RECHARACTERIZATIONS

You may be able to treat a contribution made to one type of IRA as having been made to a different type of IRA. This is called recharacterizing the contribution.

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HOW TO RECHARACTERIZE. To recharacterize a contribution, you generally must have the contribution transferred from the first IRA (the one to which it was made) to the second IRA in a deemed trustee-to-trustee transfer. If the transfer is made by the due date (including extensions) for your tax return for the year during which the contribution was made, you can elect to treat the contribution as having been originally made to the second IRA instead of to the first IRA. It will be treated as having been made to the second IRA on the same date that it was actually made to the first IRA. You must report the recharacterization and must treat the contribution as having been made to the second IRA, instead of the first IRA, on your tax return for the year during which the contribution was made.

The contribution will not be treated as having been made to the second IRA unless the transfer includes any net income allocable to the contribution. You can take into account any loss on the contribution while it was in the IRA when calculating the amount that must be transferred. If there was a loss, the net income you must transfer may be a negative amount.

No deduction is allowed for the contribution to the first IRA and any net income transferred with the recharacterized contribution is treated as earned in the second IRA. The contribution will not be treated as having been made to the second IRA to the extent any deduction was allowed with respect to the contribution to the first IRA.

For recharacterization purposes, a distribution from a traditional IRA that is received in one tax year and rolled over into a Roth IRA in the next year, but still within 60 days of the distribution from the traditional IRA, is treated as a contribution to the Roth IRA in the year of the distribution from the traditional IRA.

Roth IRA conversion contributions from a SEP-IRA or SIMPLE IRA can be recharacterized to a SEP-IRA or SIMPLE IRA (including the original SEP-IRA or SIMPLE IRA). You cannot recharacterize back to the original plan a contribution directly rolled over from an eligible retirement plan which is not a traditional IRA.

The recharacterization of a contribution is not treated as a rollover for purposes of the 12-month limitation period described above. This rule applies even if the contribution would have been treated as a rollover contribution by the second IRA if it had been made directly to the second IRA rather than as a result of a recharacterization of a contribution to the first IRA.

To recharacterize a contribution, you must use our forms.

WITHDRAWALS, PAYMENTS AND TRANSFERS OF FUNDS OUT OF ROTH IRAS

NO FEDERAL INCOME TAX LAW RESTRICTIONS ON WITHDRAWALS. You can withdraw any or all of your funds from a Roth IRA at any time; you do not need to wait for a special event like retirement.

DISTRIBUTIONS FROM ROTH IRAS

Distributions include withdrawals from your contract, surrender of your contract and annuity payments from your contract. Death benefits are also distributions.

You must keep your own records of regular and conversion contributions to all Roth IRAs to assure appropriate taxation. You may have to file information on your contributions to and distributions from any Roth IRA on your tax return. You may have to retain all income tax returns and records pertaining to such contributions and distributions until your interests in all Roth IRAs are distributed.

Like traditional IRAs, taxable distributions from a Roth IRA are not entitled to special favorable ten-year averaging and long-term capital gain treatment available in limited cases to certain distributions from qualified plans.

The following distributions from Roth IRAs are free of income tax:

..   rollovers from a Roth IRA to another Roth IRA;

..   direct transfers from a Roth IRA to another Roth IRA;

..   qualified distributions from a Roth IRA; and

..   return of excess contributions or amounts recharacterized to a traditional
    IRA.

QUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Qualified distributions from Roth IRAs made because of one of the following four qualifying events or reasons are not includable in income:

..   you are age 59 1/2 or older; or

..   you die; or

..   you become disabled (special federal income tax definition); or

..   your distribution is a "qualified first-time homebuyer distribution"
    (special federal income tax definition; $10,000 lifetime total limit for these distributions from all of your traditional and Roth IRAs).

You also have to meet a five-year aging period. A qualified distribution is any distribution made after the five-taxable-year period beginning with the first taxable year for which you made any contribution to any Roth IRA (whether or not the one from which the distribution is being made).

NONQUALIFIED DISTRIBUTIONS FROM ROTH IRAS. Nonqualified distributions from Roth IRAs are distributions that do not meet both the qualifying event and five-year aging period tests described above. If you receive such a distribution, part of it may be taxable. For purposes of determining the correct tax treatment of distributions (other than the withdrawal of excess contributions and the earnings on them), there is a set order in which contributions (including conversion contributions) and earnings are considered to be distributed from your Roth IRA. The order of distributions is as follows:

(1)Regular contributions.

(2)Conversion contributions, on a first-in-first-out basis (generally, total conversions from the earliest year first). These conversion contributions are taken into account as follows:

   (a)Taxable portion (the amount required to be included in gross income because of conversion) first, and then the

   (b)Nontaxable portion.

(3)Earnings on contributions.

Rollover contributions from other Roth IRAs are disregarded for this purpose.

To determine the taxable amount distributed, distributions and contributions are aggregated or grouped, then added together as follows:

(1)All distributions made during the year from all Roth IRAs you maintain -- with any custodian or issuer -- are added together.

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(2)All regular contributions made during and for the year (contributions made after the close of the year, but before the due date of your return) are added together. This total is added to the total undistributed regular contributions made in prior years.

(3)All conversion contributions made during the year are added together.

Any recharacterized contributions that end up in a Roth IRA are added to the appropriate contribution group for the year that the original contribution would have been taken into account if it had been made directly to the Roth IRA.

Any recharacterized contribution that ends up in an IRA other than a Roth IRA is disregarded for the purpose of grouping both contributions and distributions. Any amount withdrawn to correct an excess contribution (including the earnings withdrawn) is also disregarded for this purpose.

REQUIRED MINIMUM DISTRIBUTIONS DURING LIFE

Lifetime required minimum distributions do not apply.

REQUIRED MINIMUM DISTRIBUTIONS AT DEATH

Same as traditional IRA under "What are the required minimum distribution payments after you die?", assuming death before the Required Beginning Date.

PAYMENTS TO A BENEFICIARY AFTER YOUR DEATH

Distributions to a beneficiary generally receive the same tax treatment as if the distribution had been made to you.

BORROWING AND LOANS ARE PROHIBITED TRANSACTIONS

Same as traditional IRA.

EXCESS CONTRIBUTIONS TO ROTH IRAS

Generally the same as traditional IRA, except that regular contributions made after age 70 1/2 are not excess contributions.

Excess rollover contributions to Roth IRAs are contributions not eligible to be rolled over.

You can withdraw or recharacterize any contribution to a Roth IRA before the due date (including extensions) for filing your federal income tax return for the tax year. If you do this, you must also withdraw or recharacterize any earnings attributable to the contribution.

EARLY DISTRIBUTION PENALTY TAX

Same as traditional IRA.

FEDERAL AND STATE INCOME TAX WITHHOLDING AND INFORMATION REPORTING

We must withhold federal income tax from distributions from annuity contracts and specified tax-favored savings or retirement plans or arrangements. You may be able to elect out of this income tax withholding in some cases. Generally, we do not have to withhold if your distributions are not taxable. The rate of withholding will depend on the type of distribution and, in certain cases, the amount of your distribution. Any income tax withheld is a credit against your income tax liability. If you do not have sufficient income tax withheld or do not make sufficient estimated income tax payments, you may incur penalties under the estimated income tax rules.

You must file your request not to withhold in writing before the payment or distribution is made. Our processing office will provide forms for this purpose. You cannot elect out of withholding unless you provide us with your correct Taxpayer Identification Number and a United States residence address. You cannot elect out of withholding if we are sending the payment out of the United States.

You should note the following special situations:

..   We might have to withhold and/or report on amounts we pay under a free look or cancellation.

..   We are required to withhold on the gross amount of a distribution from a
    Roth IRA to the extent it is reasonable for us to believe that a distribution is includable in your gross income. This may result in tax being withheld even though the Roth IRA distribution is ultimately not taxable.

Special withholding rules apply to foreign recipients and United States citizens residing outside the United States. We do not discuss these rules here in detail. However, we may require additional documentation in the case of payments made to non-United States persons and United States persons living abroad prior to processing any requested transaction.

Certain states have indicated that state income tax withholding will also apply to payments from the contracts made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding. In some states, you may elect out of state withholding, even if federal withholding applies. In some states, the income tax withholding is completely independent of federal income tax withholding. If you need more information concerning a particular state or any required forms, call our processing office at the toll-free number.

FEDERAL INCOME TAX WITHHOLDING ON PERIODIC ANNUITY PAYMENTS

Federal tax rules require payers to withhold differently on "periodic" and "non-periodic" payments. Payers are to withhold from periodic annuity payments as if the payments were wages. The annuity contract owner is to specify marital status and the number of withholding exemptions claimed on an IRS Form W-4P or similar substitute election form. If the owner does not claim a different number of withholding exemptions or marital status, the payer is to withhold assuming that the owner is married and claiming three withholding exemptions. If the owner does not provide the owner's correct Taxpayer Identification Number a payer is to withhold from periodic annuity payments as if the owner were single with no exemptions.

A contract owner's withholding election remains effective unless and until the owner revokes it. The contract owner may revoke or change a withholding election at any time.

FEDERAL INCOME TAX WITHHOLDING ON NON-PERIODIC ANNUITY PAYMENTS (WITHDRAWALS)

Non-periodic distributions include partial withdrawals, total surrenders and death benefits. Payers generally withhold federal income tax at a flat 10% rate from (i) the taxable amount in the case of nonqualified contracts, and (ii) the payment amount in the case of traditional IRAs and Roth IRAs, where it is reasonable to assume an amount is includable in gross income.

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As described below, there is no election out of federal income tax withholding if the payment is an eligible rollover distribution from a qualified plan. If a non-periodic distribution from a qualified plan is not an eligible rollover distribution then election out is permitted. If there is no election out, the 10% withholding rate applies.

SPECIAL RULES FOR CONTRACTS FUNDING QUALIFIED PLANS

The plan administrator is responsible for making all required notifications on tax matters to plan participants and to the IRS. See Appendix II at the end of this Prospectus.

MANDATORY WITHHOLDING FROM QUALIFIED PLAN DISTRIBUTIONS

Unless the distribution is directly rolled over to another eligible retirement plan, eligible rollover distributions from qualified plans are subject to mandatory 20% withholding. The plan administrator is responsible for withholding from qualified plan distributions and communicating to the recipient whether the distribution is an eligible rollover distribution.

IMPACT OF TAXES TO AXA EQUITABLE

The contracts provide that we may charge Separate Account No. 49 for taxes. We do not now, but may in the future set up reserves for such taxes.

We are entitled to certain tax benefits related to the investment of company assets, including assets of the separate account. These tax benefits, which may include the foreign tax credit and the corporate dividends received deduction, are not passed back to you, since we are the owner of the assets from which tax benefits may be derived.

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8. More information


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ABOUT SEPARATE ACCOUNT NO. 49

Each variable investment option is a subaccount of Separate Account No. 49. We established Separate Account No. 49 in 1996 under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our variable investment options for owners of our variable annuity contracts. We are the legal owner of all of the assets in Separate Account No. 49 and may withdraw any amounts that exceed our reserves and other liabilities with respect to variable investment options under our contracts. For example, we may withdraw amounts from Separate Account No. 49 that represent our investments in Separate Account No. 49 or that represent fees and charges under the contracts that we have earned. Also, we may, at our sole discretion, invest Separate Account No. 49 assets in any investment permitted by applicable law. The results of Separate Account
No. 49's operations are accounted for without regard to AXA Equitable's other operations. The amount of some of our obligations under the contracts is based on the assets in Separate Account No. 49. However, the obligations themselves are obligations of AXA Equitable.

Separate Account No. 49 is registered under the Investment Company Act of 1940 and is registered and classified under that act as a "unit investment trust." The SEC, however, does not manage or supervise AXA Equitable or Separate Account No. 49. Although Separate Account No. 49 is registered, the SEC does not monitor the activity of Separate Account No. 49 on a daily basis. AXA Equitable is not required to register, and is not registered, as an investment company under the Investment Company Act of 1940.

Each subaccount (variable investment option) within Separate Account No. 49 invests solely in the applicable class of shares issued by the corresponding Portfolio of the applicable Trust.

We reserve the right subject to compliance with laws that apply:

(1)to add variable investment options to, or to remove variable investment options from, Separate Account No. 49, or to add other separate accounts;

(2)to combine any two or more variable investment options;

(3)to transfer the assets we determine to be the shares of the class of contracts to which the contracts belong from any variable investment option to another variable investment option;

(4)to operate Separate Account No. 49 or any variable investment option as a management investment company under the Investment Company Act of 1940 (in which case, charges and expenses that otherwise would be assessed against an underlying mutual fund would be assessed against Separate Account No. 49 or a variable investment option directly);

(5)to deregister Separate Account No. 49 under the Investment Company Act of
   1940;

(6)to restrict or eliminate any voting rights as to Separate Account No. 49;

(7)to cause one or more variable investment options to invest some or all of their assets in one or more other trusts or investment companies;

(8)to limit or terminate contributions or transfers into any of the variable investment options; and

(9)to limit the number of variable investment options you may select.

If the exercise of these rights results in a material change in the underlying investment of Separate Account No. 49, you will be notified of such exercise, as required by law.

ABOUT THE TRUSTS

The Trusts are registered under the Investment Company Act of 1940. They are classified as "open-end management investment companies," more commonly called mutual funds. Each Trust issues different shares relating to each Portfolio.

The Trusts do not impose sales charges or "loads" for buying and selling their shares. All dividends and other distributions on the Trusts' shares are reinvested in full. The Board of Trustees of each Trust may establish additional Portfolios or eliminate existing Portfolios at any time. More detailed information about each Trust, its Portfolio investment objectives, policies, restrictions, risks, expenses, its Rule 12b-1 Plans and other aspects of its operations, appears in the prospectuses for each Trust, which generally accompany this Prospectus, or in their respective SAIs, which are available upon request.

ABOUT THE GENERAL ACCOUNT

This contract is offered to customers through various financial institutions, brokerage firms and their affiliate insurance agencies. No financial institution, brokerage firm or insurance agency has any liability with respect to a contract's account value or any Guaranteed benefits with which the contract was issued. AXA Equitable is solely responsible to the contract owner for the contract's account value and such Guaranteed benefits. The general obligations and any Guaranteed benefits under the contract are supported by AXA Equitable's general account and are subject to AXA Equitable's claims paying ability. An owner should look to the financial strength of AXA Equitable for its claims paying ability. Assets in the general account are not segregated for the exclusive benefit of any particular contract or obligation. General account assets are also available to the insurer's general creditors and the conduct of its routine business activities, such as the payment of salaries, rent and other ordinary business expenses. For more information about AXA Equitable's financial strength, you may review its financial statements and/or check its current rating with one or more of the independent sources that rate insurance companies for their financial strength and stability. Such ratings are subject to change and have no bearing on the

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performance of the variable investment options. You may also speak with your financial representative. For Series CP(R) contracts, credits allocated to your account value are funded from our general account.

The general account is subject to regulation and supervision by the Insurance Department of the State of New York and to the insurance laws and regulations of all jurisdictions where we are authorized to do business. Interests under the contracts in the general account have not been registered and are not required to be registered under the Securities Act of 1933 because of exemptions and exclusionary provisions that apply. The general account is not required to register as an investment company under the Investment Company Act of 1940 and it is not registered as an investment company under the Investment Company Act of 1940. The contract is a "covered security" under the federal securities laws.

We have been advised that the staff of the SEC has not reviewed the portions of this Prospectus that relate to the general account . The disclosure with regard to the general account, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

ABOUT OTHER METHODS OF PAYMENT

WIRE TRANSMITTALS AND ELECTRONIC TRANSACTIONS

We accept initial and subsequent contributions sent by wire to our processing office by agreement with certain broker-dealers. Such transmittals must be accompanied by information we require to allocate your contribution. Wire orders not accompanied by complete information may be retained as described under "How you can make your contributions" under "Contract features and benefits" earlier in this Prospectus.

Even if we accept the wire order and essential information, a contract generally will not be issued until we receive and accept a properly completed application. In certain cases we may issue a contract based on information provided through certain broker-dealers with which we have established electronic facilities. In any such cases, you must sign our Acknowledgement of Receipt form.

Where we require a signed application, the above procedures do not apply and no transactions will be permitted until we receive the signed application and have issued the contract. Where we issue a contract based on information provided through electronic facilities, we require an Acknowledgement of Receipt Form. We may also require additional information. Until we receive the Acknowledgement of Receipt Form, (i.e. withdrawals and surrenders) financial transactions will not be permitted unless you request them in writing, sign the request and have it signature guaranteed. After your contract has been issued, additional contributions may be transmitted by wire.

In general, the transaction date for electronic transmissions is the date on which we receive at our regular processing office all required information and the funds due for your contribution. We may also establish same-day electronic processing facilities with a broker-dealer that has undertaken to pay contribution amounts on behalf of its customers. In such cases, the transaction date for properly processed orders is the business day on which the broker-dealer inputs all required information into its electronic processing system. You can contact us to find out more about such arrangements.

After your contract has been issued, subsequent contributions may be transmitted by wire.

AUTOMATIC INVESTMENT PROGRAM

You may use our automatic investment program, or "AIP," to have a specified amount automatically deducted from a checking account, money market account, or credit union checking account and contributed as a subsequent contribution into a contract on a monthly or quarterly basis. AIP is available for NQ, traditional IRA and Roth IRA contracts. AIP is not available for QP or Inherited IRA Beneficiary Continuation (traditional IRA or Roth IRA) contracts.

The minimum amounts we will deduct are $100 monthly and $300 quarterly. AIP subsequent contributions may be allocated to any of the variable investment options, but not to a Special DCA program. You choose the day of the month you wish to have your account debited. However, you may not choose a date later than the 28th day of the month. For contracts with a Guaranteed benefit, AIP contributions with allocations to the Protection with Investment Performance variable investment options will be allocated to corresponding Investment Performance variable investment options that invest in the same Portfolios after the date the first withdrawal is taken from the Protection with Investment Performance account.

You may cancel AIP at any time by notifying our processing office. We are not responsible for any debits made to your account before the time written notice of cancellation is received at our processing office.

DATES AND PRICES AT WHICH CONTRACT EVENTS OCCUR

We describe below the general rules for when, and at what prices, events under your contract will occur. Other portions of this Prospectus describe circumstances that may cause exceptions. We generally do not repeat those exceptions below.

BUSINESS DAY

Our "business day" is generally any day the New York Stock Exchange ("NYSE") is open for regular trading and generally ends at 4:00 p.m. Eastern Time (or as of an earlier close of regular trading). A business day does not include a day on which we are not open due to emergency conditions determined by the Securities and Exchange Commission. We may also close early due to such emergency conditions. Contributions will be applied and any other transaction requests will be processed when they are received along with all the required information unless another date applies as indicated below.

..   If your contribution, transfer or any other transaction request containing all the required information reaches us on any of the following, we will use the next business day:

   -- on a non-business day;

   -- after 4:00 p.m. Eastern Time on a business day; or

   -- after an early close of regular trading on the NYSE on a business day.

..   If your transaction is set to occur on the same day of the month as the contract date and that date is the 29th, 30th or 31st of the month, then the transaction will occur on the 1st day of the next month.

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..   When a charge is to be deducted on a contract date anniversary that is a non-business day, we will deduct the charge on the next business day.

..   If we have entered into an agreement with your broker-dealer for automated processing of contributions and/or transfers upon receipt of customer order, your contribution and/or transfer will be considered received at the time your broker-dealer receives your contribution and/or transfer and all information needed to process your application, along with any required documents. Your broker-dealer will then transmit your order to us in accordance with our processing procedures. However, in such cases, your broker-dealer is considered a processing office for the purpose of receiving the contribution and/or transfer. Such arrangements may apply to initial contributions, subsequent contributions, and/or transfers, and may be commenced or terminated at any time without prior notice. If required by law, the "closing time" for such orders will be earlier than 4:00 p.m., Eastern Time.

CONTRIBUTIONS, CREDITS AND TRANSFERS

.. Contributions (and Credits, for Series CP(R) contracts only) allocated to the variable investment options are invested at the unit value next determined after the receipt of the contribution.

.. Contributions (and Credits, for Series CP(R) contracts only) allocated to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

.. Initial contributions allocated to the account for special dollar cost averaging receive the interest rate in effect on that business day. At certain times, we may offer the opportunity to lock in the interest rate for an initial contribution to be received under Section 1035 exchanges and trustee to trustee transfers. Your financial professional can provide information or you can call our processing office.

.. Transfers to or from variable investment options will be made at the unit value next determined after the receipt of the transfer request.

.. Transfers to the guaranteed interest option will receive the crediting rate in effect on that business day for the specified time period.

.. For the interest sweep option, the first monthly transfer will occur on the last business day of the month following the month that we receive your election form at our processing office.

ABOUT YOUR VOTING RIGHTS

As the owner of the shares of the Trusts, we have the right to vote on certain matters involving the Portfolios, such as:

..   the election of trustees; or

..   the formal approval of independent public accounting firms selected for each Trust; or

..   any other matters described in the prospectus for each Trust or requiring a shareholders' vote under the Investment Company Act of 1940.

We will give contract owners the opportunity to instruct us how to vote the number of shares attributable to their contracts if a shareholder vote is taken. If we do not receive instructions in time from all contract owners, we will vote the shares of a Portfolio for which no instructions have been received in the same proportion as we vote shares of that Portfolio for which we have received instructions. We will also vote any shares that we are entitled to vote directly because of amounts we have in a Portfolio in the same proportions that contract owners vote. One effect of proportional voting is that a small number of contract owners may determine the outcome of a vote.

The Trusts sell their shares to AXA Equitable separate accounts in connection with AXA Equitable's variable annuity and/or variable life insurance products, and to separate accounts of insurance companies, both affiliated and unaffiliated with AXA Equitable. AXA Premier VIP Trust and EQ Advisors Trust also sell their shares to the trustee of a qualified plan for AXA Equitable. We currently do not foresee any disadvantages to our contract owners arising out of these arrangements. However, the Board of Trustees or Directors of each Trust intends to monitor events to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken in response. If we believe that a Board's response insufficiently protects our contract owners, we will see to it that appropriate action is taken to do so.

SEPARATE ACCOUNT NO. 49 VOTING RIGHTS

If actions relating to the Separate Account require contract owner approval, contract owners will be entitled to one vote for each unit they have in the variable investment options. Each contract owner who has elected a variable annuity payout option may cast the number of votes equal to the dollar amount of reserves we are holding for that annuity in a variable investment option divided by the annuity unit value for that option. We will cast votes attributable to any amounts we have in the variable investment options in the same proportion as votes cast by contract owners.

CHANGES IN APPLICABLE LAW

The voting rights we describe in this Prospectus are created under applicable federal securities laws. To the extent that those laws or the regulations published under those laws eliminate the necessity to submit matters for approval by persons having voting rights in separate accounts of insurance companies, we reserve the right to proceed in accordance with those laws or regulations.

MISSTATEMENT OF AGE

If the age of any person upon whose life or age a benefit provided under a Guaranteed benefit has been misstated, any such benefit will be that which would have been purchased on the basis of the correct age. If that person would not have been eligible for that Guaranteed benefit at the correct age, (i) the benefit will be rescinded; (ii) any charges that were deducted for the benefit will be refunded and applied to the Total account value of the contract, and
(iii) only the death benefit provided by amounts allocated to the Investment Performance account will apply.

STATUTORY COMPLIANCE

We have the right to change your contract without the consent of any other person in order to comply with any laws and regulations that apply, including but not limited to changes in the Internal Revenue

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Code, in Treasury Regulations or in published rulings of the Internal Revenue
Service and in Department of Labor regulations.

Any change in your contract must be in writing and made by an authorized officer of AXA Equitable. We will provide notice of any contract change.

The benefits under your contract will not be less than the minimum benefits required by any state law that applies.

ABOUT LEGAL PROCEEDINGS

AXA Equitable and its affiliates are parties to various legal proceedings. In our view, none of these proceedings would be considered material with respect to a contract owner's interest in Separate Account No. 49, nor would any of these proceedings be likely to have a material adverse effect upon the Separate Account, our ability to meet our obligations under the contracts, or the distribution of the contracts.

FINANCIAL STATEMENTS

The financial statements of Separate Account No. 49, as well as the consolidated financial statements of AXA Equitable, are in the SAI. The financial statements of AXA Equitable have relevance to the contracts only to the extent that they bear upon the ability of AXA Equitable to meet its obligations under the contracts. The SAI is available free of charge. You may request one by writing to our processing office or calling 1-800-789-7771.

TRANSFERS OF OWNERSHIP, COLLATERAL ASSIGNMENTS, LOANS AND BORROWING

You can transfer ownership of an NQ contract at any time before annuity payments begin. We will continue to treat you as the owner until we receive notification of any change at our processing office.

Any Guaranteed benefit in effect will generally terminate if you change ownership of the contract. A Guaranteed benefit will not terminate if the ownership of the contract is transferred from a non-natural owner to an individual but the contract will continue to be based on the annuitant's life. It will also not terminate if you transfer your individually-owned contract to a trust held for your (or your and your immediate family's) benefit; it will continue to be based on your life. If you were not the annuitant under the individually-owned contract, you will become the annuitant when ownership is changed. Please speak with your financial professional for further information.

For a state-by-state description of all material variations of this contract, including information regarding the termination of benefits under your contract, see Appendix V later in this Prospectus.

In general, you cannot assign or transfer ownership of an IRA or QP contract except by surrender to us. If your individual retirement annuity contract is held in your custodial individual retirement account, you may only assign or transfer ownership of such an IRA contract to yourself. Loans are not available and you cannot assign IRA and QP contracts as security for a loan or other obligation.

For limited transfers of ownership after the owner's death see "Beneficiary continuation option" in "Payment of death benefit" earlier in this Prospectus. You may direct the transfer of the values under your IRA or QP contract to another similar arrangement under federal income tax rules. In the case of such a transfer, which involves a surrender of your contract, we will impose a withdrawal charge, if one applies.

Loans are not available under your NQ contract.

In certain circumstances, you may collaterally assign all or a portion of the value of your NQ contract as security for a loan with a third party lender. The terms of the assignment are subject to our approval. The amount of the assignment may never exceed your Total account value on the day prior to the date we receive all necessary paperwork to effect the assignment. Only one assignment per contract is permitted, and any such assignment must be made prior to the first contract date anniversary. You must indicate that you have not purchased, and will not purchase, any other AXA Equitable (or affiliate's) NQ deferred annuity contract in the same calendar year that you purchase the contract.

A collateral assignment does not terminate your benefits under the contract. However, all withdrawals, distributions and benefit payments, as well as the exercise of any benefits, are subject to the assignee's prior approval and payment directions. We will follow such directions until AXA Equitable receives written notification satisfactory to us that the assignment has been terminated. If the owner or beneficiary fails to provide timely notification of the termination, it is possible that we could pay the assignee more than the amount of the assignment, or continue paying the assignee pursuant to existing directions after the collateral assignment has in fact been terminated. Our payment of any death benefit to the beneficiary and any payment of the Lifetime GIB amount will also be subject to the terms of the assignment until we receive written notification satisfactory to us that the assignment has been terminated.

In some cases, an assignment or change of ownership may have adverse tax consequences. See "Tax information" earlier in this Prospectus.

ABOUT CUSTODIAL IRAS

For certain custodial IRA accounts, after your contract has been issued, we may accept transfer instructions by telephone, mail, facsimile or electronically from a broker-dealer, provided that we or your broker-dealer have your written authorization to do so on file. Accordingly, AXA Equitable will rely on the stated identity of the person placing instructions as authorized to do so on your behalf. AXA Equitable will not be liable for any claim, loss, liability or expenses that may arise out of such instructions. AXA Equitable will continue to rely on this authorization until it receives your written notification at its processing office that you have withdrawn this authorization. AXA Equitable may change or terminate telephone or electronic or overnight mail transfer procedures at any time without prior written notice and restrict facsimile, internet, telephone and other electronic transfer services because of disruptive transfer activity.

HOW DIVORCE MAY AFFECT YOUR GUARANTEED BENEFITS

Our optional benefits do not provide a cash value or any minimum account value. In the event that you and your spouse become divorced after you purchase a contract with a Guaranteed benefit, we will not divide the benefit base(s) used to calculate the benefits as part of the divorce settlement or judgment. As a result of the divorce,

96  MORE INFORMATION
we may be required to withdraw amounts from the Protection with Investment Performance account to be paid to an ex-spouse. Any such withdrawal will be considered a withdrawal from the contract even if the withdrawal is made to fund an AXA Equitable contract owned by your ex-spouse. This means that your Guaranteed benefit will be reduced and a withdrawal charge may apply.

DISTRIBUTION OF THE CONTRACTS

The contracts are distributed by both AXA Advisors, LLC ("AXA Advisors") and AXA Distributors, LLC ("AXA Distributors") (together, the "Distributors"). The Distributors serve as principal underwriters of Separate Account No. 49. The offering of the contracts is intended to be continuous.

AXA Advisors is an affiliate of AXA Equitable, and AXA Distributors is an indirect wholly owned subsidiary of AXA Equitable. The Distributors are under the common control of AXA Financial, Inc. Their principal business address is 1290 Avenue of the Americas, New York, NY 10104. The Distributors are registered with the SEC as broker-dealers and are members of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Both broker-dealers also act as distributors for other AXA Equitable life and annuity products.

The contracts are sold by financial professionals of AXA Advisors and its affiliates. The contracts are also sold by financial professionals of unaffiliated broker-dealers that have entered into selling agreements with the Distributors ("Selling broker-dealers").

AXA Equitable pays compensation to both Distributors based on contracts sold (except for Series ADV contracts sold through AXA Distributors.) AXA Equitable may also make additional payments to the Distributors, and the Distributors may, in turn, make additional payments to certain Selling broker-dealers. All payments will be in compliance with all applicable FINRA rules and other laws and regulations.

Although AXA Equitable takes into account all of its distribution and other costs in establishing the level of fees and charges under its contracts, none of the compensation paid to the Distributors, AXA Advisors, or the Selling broker-dealers discussed in this section of the Prospectus are imposed as separate fees or charges under your contract. AXA Equitable, however, intends to recoup amounts it pays for distribution and other services through the fees and charges of the contracts and payments it receives for providing administrative, distribution and other services to the Portfolios. For information about the fees and charges under the contract, see "Fee table" and "Charges and expenses" earlier in this Prospectus.

AXA Advisors Compensation.
For Series B, Series L, Series CP(R) and Series C contracts:

AXA Equitable pays compensation to AXA Advisors based on contributions made on the contracts sold through AXA Advisors (''contribution-based compensation''). The contribution-based compensation will generally not exceed 8.50% of total contributions. AXA Advisors, in turn, may pay a portion of the contribution-based compensation received from AXA Equitable to the AXA Advisors financial professional and/or the Selling broker-dealer making the sale. In some instances, a financial professional or a Selling broker-dealer may elect to receive reduced contribution-based compensation on a contract in combination with ongoing annual compensation of up to 1.20% of the Total account value of the contract sold (''asset-based compensation''). Total compensation paid to a financial professional or a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The compensation paid by AXA Advisors varies among financial professionals and among Selling broker-dealers.

For Series ADV contracts:

AXA Equitable pays compensation to AXA Advisors based on the advisory fee associated with the custodial account. For contracts sold through AXA Advisors, AXA Advisors will retain 50% of the advisory fee and the financial professional will get the other 50%.

For all contract Series, AXA Advisors also pays a portion of the compensation it receives to its managerial personnel. AXA Advisors also pays its financial professionals and managerial personnel other types of compensation including service fees, expense allowance payments and health and retirement benefits. AXA Advisors also pays its financial professionals, managerial personnel and Selling broker-dealers sales bonuses (based on selling certain products during specified periods) and persistency bonuses. AXA Advisors may offer sales incentive programs to financial professionals and Selling broker-dealers who meet specified production levels for the sales of both AXA Equitable contracts and contracts offered by other companies. These incentives provide non-cash compensation such as stock options awards and/or stock appreciation rights, expense-paid trips, expense-paid education seminars and merchandise.

For Series B, Series L, Series CP(R) and Series C contracts, when a contract is sold by a Selling broker-dealer, the Selling broker-dealer, not AXA Advisors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contract your financial professional for information about the compensation he or she receives and any related incentives, as described immediately below.

DIFFERENTIAL COMPENSATION. In an effort to promote the sale of AXA Equitable products, AXA Advisors may pay its financial professionals and managerial personnel a greater percentage of contribution-based compensation and/or asset-based compensation for the sale of an AXA Equitable contract than it pays for the sale of a contract or other financial product issued by a company other than AXA Equitable. This practice is known as providing "differential compensation." Differential compensation may involve other forms of compensation to AXA Advisors personnel. Certain components of the compensation paid to managerial personnel are based on whether the sales involve AXA Equitable contracts. Managers earn higher compensation (and credits toward awards and bonuses) if the financial professionals they manage sell a higher percentage of AXA Equitable contracts than products issued by other companies. Other forms of compensation provided to its financial professionals include health and retirement benefits, expense reimbursements, marketing allowances and contribution-based payments, known as "overrides." For tax reasons, AXA Advisors financial professionals qualify for health and retirement benefits based solely on their sales of AXA Equitable contracts and products sponsored by affiliates.

The fact that AXA Advisors financial professionals receive differential compensation and additional payments may provide an incentive for

                                                           MORE INFORMATION  97
those financial professionals to recommend an AXA Equitable contract over a contract or other financial product issued by a company not affiliated with AXA Equitable. However, under applicable rules of the FINRA, AXA Advisors financial professionals may only recommend to you products that they reasonably believe are suitable for you based on the facts that you have disclosed as to your other security holdings, financial situation and needs. In making any recommendation, financial professionals of AXA Advisors may nonetheless face conflicts of interest because of the differences in compensation from one product category to another, and because of differences in compensation between products in the same category. For more information, contact your financial professional.

AXA DISTRIBUTORS COMPENSATION.
For all contract series except Series ADV:

AXA Equitable pays contribution-based and asset-based compensation (together "compensation") to AXA Distributors. Contribution-based compensation is paid based on AXA Equitable contracts sold through AXA Distributor's Selling broker-dealers. Asset-based compensation is paid based on the aggregate account value of contracts sold through certain of AXA Distributor's Selling broker-dealers. This compensation will generally not exceed 7.50% of the total contributions made under the contracts. AXA Distributors, in turn, pays the contribution-based compensation it receives on the sale of a contract to the Selling broker-dealer making the sale. In some instances, the Selling broker-dealer may elect to receive reduced contribution-based compensation on the sale of the contract in combination with annual asset-based compensation of up to 1.25% of the contract's Total account value. If a Selling broker-dealer elects to receive reduced contribution-based compensation on a contract, the contribution-based compensation which AXA Equitable pays to AXA Distributors will be reduced by the same amount, and AXA Equitable will pay AXA Distributors asset-based compensation on the contract equal to the asset-based compensation which AXA Distributors pays to the Selling broker-dealer. Total compensation paid to a Selling broker-dealer electing to receive both contribution-based and asset-based compensation could over time exceed the total compensation that would otherwise be paid on the basis of contributions alone. The contribution-based and asset-based compensation paid by AXA Distributors varies among Selling broker-dealers.

The Selling broker-dealer, not AXA Distributors, determines the compensation paid to the Selling broker-dealer's financial professional for the sale of the contract. Therefore, you should contact your financial professional for information about the compensation he or she receives and any related incentives, such as differential compensation paid for various products.

For Series ADV contracts:

For contracts sold through AXA Distributors, AXA Distributors will not receive any compensation.

AXA Equitable also pays AXA Distributors compensation to cover its operating expenses and marketing services under the terms of AXA Equitable's distribution agreements with AXA Distributors.

ADDITIONAL PAYMENTS BY AXA DISTRIBUTORS TO SELLING BROKER-DEALERS. (The following section applies to all contract series except Series ADV)

AXA Distributors may pay, out of their assets, certain Selling broker-dealers and other financial intermediaries additional compensation in recognition of services provided or expenses incurred. AXA Distributors may also pay certain Selling broker-dealers or other financial intermediaries additional compensation for enhanced marketing opportunities and other services (commonly referred to as "marketing allowances"). Services for which such payments are made may include, but are not limited to, the preferred placement of AXA Equitable products such as the Retirement Cornerstone(R) Series contracts on a company and/or product list; sales personnel training; product training; business reporting; technological support; due diligence and related costs; advertising, marketing and related services; conference; and/or other support services, including some that may benefit the contract owner. Payments may be based on the aggregate account value attributable to contracts sold through a Selling broker-dealer or such payments may be a fixed amount. The Distributors may also make fixed payments to Selling broker-dealers, for example in connection with the initiation of a new relationship or the introduction of a new product.

Additionally, as an incentive for the financial professionals of Selling broker-dealers to promote the sale of AXA Equitable products, the Distributors may increase the sales compensation paid to the Selling broker-dealer for a period of time (commonly referred to as "compensation enhancements").

These additional payments may serve as an incentive for Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. Not all Selling broker-dealers receive additional payments, and the payments vary among Selling broker-dealers. The list below includes the names of Selling broker-dealers that we are aware (as of December 31, 2011) received additional payments. These additional payments ranged from $81 to $4,973,724. AXA Equitable and its affiliates may also have other business relationships with Selling broker-dealers, which may provide an incentive for the Selling broker-dealers to promote the sale of AXA Equitable contracts over contracts and other products issued by other companies. The list below includes any such Selling broker-dealer. For more information, ask your financial professional.

1st Global Capital Corporation
Advantage Capital Corporation
A.G. Edwards
American Portfolios Financial Services
Ameriprise Financial Services, Inc.
Associated Securities Corp.
Bank of America
BBVA Compass Investment Solutions, Inc.
CCO Investment Services Corp.
Centaurus Financial, Inc.
Commonwealth Financial Network
CUSO Financial Services, L.P.
Essex National Securities Inc.
Financial Network Investment Corporation
First Allied Securities
First Citizens Investor Services, Inc.
First Tennessee Brokerage, Inc.
FSC Securities Corporation
Geneos Wealth Management, Inc.
H.D. Vest Investment Securities, Inc.

98  MORE INFORMATION

Investment Centers of America/First Dakota Inc.
IFC Holdings Inc. DBA Invest Financial Corporation
Investment Professionals, Inc.
Investors Capital Corporation
J.P. Turner & Company, LLC
James T. Borello & Co.
Janney Montgomery Scott, LLC
Key Investment Services, LLC
Lincoln Financial Advisors Corporation
Lincoln Financial Securities Corporation
LPL Financial Corporation
M&T Securities, Inc.
Merrill Lynch Life Agency Inc.
Morgan Keegan & Co., Inc.
Morgan Stanley Smith Barney - Morgan Stanley & Co., Incorporated
Multi-Financial Securities Corporation
National Planning Corporation
Next Financial Group, Inc.
NFP Securities, Inc.
Plan Member Financial Corporation
PNC Investments
Prime Capital Services
PrimeVest Financial Services, Inc.
Raymond James & Associates Inc
Raymond James Financial Services
RBC Capital Markets Corp.
Robert W Baird & Co.
Royal Alliance Associates Inc.
Sage Point Financial, Inc
Securities America, Inc.
SII Investments, Inc.
Sorrento Pacific Financial, LLC
Stifel, Nicolaus & Co.
Summit Brokerage Services, Inc
Termed/Mutual Service Corporation
Transamerica Financial Advisors, Inc.
U.S. Bancorp Investments, Inc.
UBS Financial Services, Inc.
UVEST Financial Services Group, Inc.
Waterstone Financial Group, Inc.
Wells Fargo Advisors Financial Network LLC
Wells Fargo Advisors
Wells Fargo Advisors, LLC
Wells Fargo Investments, LLC

                                                           MORE INFORMATION  99

Appendix I: Condensed financial information

--------------------------------------------------------------------------------

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 49 with the same daily asset charges of 1.30%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011.

--------------------------------------------------------------------------------------------
                                                            FOR THE YEAR ENDING DECEMBER 31,
                                                            --------------------------------
                                                                          2011
--------------------------------------------------------------------------------------------
 ALL ASSET ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 11.06
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      220
--------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.53
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      130
--------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
--------------------------------------------------------------------------------------------
   Unit value                                                           $  9.32
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      230
--------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP LARGE COMPANY VALUE FUND
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 11.00
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       57
--------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 12.08
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      277
--------------------------------------------------------------------------------------------
 AXA AGGRESSIVE ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.48
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      824
--------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.56
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   19,416
--------------------------------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.55
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   10,951
--------------------------------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.51
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    6,310
--------------------------------------------------------------------------------------------
 AXA GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.57
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    2,152
--------------------------------------------------------------------------------------------
 AXA MODERATE ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.60
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    1,704
--------------------------------------------------------------------------------------------

I-1 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

----------------------------------------------------------------------------------
                                                  FOR THE YEAR ENDING DECEMBER 31,
                                                  --------------------------------
                                                                2011
----------------------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
----------------------------------------------------------------------------------
   Unit value                                                 $ 10.57
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                         70,698
----------------------------------------------------------------------------------
 AXA MODERATE-PLUS ALLOCATION
----------------------------------------------------------------------------------
   Unit value                                                 $ 10.55
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          1,991
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 2000
----------------------------------------------------------------------------------
   Unit value                                                 $ 11.56
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          2,189
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 400
----------------------------------------------------------------------------------
   Unit value                                                 $ 11.49
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          1,982
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 500
----------------------------------------------------------------------------------
   Unit value                                                 $ 10.77
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          4,881
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER INTERNATIONAL
----------------------------------------------------------------------------------
   Unit value                                                 $  8.56
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          4,701
----------------------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
----------------------------------------------------------------------------------
   Unit value                                                 $ 10.44
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          1,594
----------------------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I. FUND
----------------------------------------------------------------------------------
   Unit value                                                 $ 11.78
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            259
----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
----------------------------------------------------------------------------------
   Unit value                                                 $  9.51
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          1,826
----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
----------------------------------------------------------------------------------
   Unit value                                                 $ 13.90
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            151
----------------------------------------------------------------------------------
 EQ/AXA FRANKLIN SMALL CAP VALUE CORE
----------------------------------------------------------------------------------
   Unit value                                                 $ 11.63
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            106
----------------------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
----------------------------------------------------------------------------------
   Unit value                                                 $ 11.04
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          1,404
----------------------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
----------------------------------------------------------------------------------
   Unit value                                                 $ 11.45
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            114
----------------------------------------------------------------------------------

                                 APPENDIX I: CONDENSED FINANCIAL INFORMATION I-2

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31,
                                         --------------------------------
                                                       2011
-------------------------------------------------------------------------
 EQ/CAPITAL GUARDIAN RESEARCH
-------------------------------------------------------------------------
   Unit value                                         $12.28
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    41
-------------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.77
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   104
-------------------------------------------------------------------------
 EQ/CORE BOND INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.71
-------------------------------------------------------------------------
   Number of units outstanding (000's)                 9,309
-------------------------------------------------------------------------
 EQ/DAVIS NEW YORK VENTURE
-------------------------------------------------------------------------
   Unit value                                         $10.72
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   391
-------------------------------------------------------------------------
 EQ/EQUITY 500 INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.67
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   479
-------------------------------------------------------------------------
 EQ/FRANKLIN CORE BALANCED
-------------------------------------------------------------------------
   Unit value                                         $11.22
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    59
-------------------------------------------------------------------------
 EQ/FRANKLIN TEMPLETON ALLOCATION
-------------------------------------------------------------------------
   Unit value                                         $10.57
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    53
-------------------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
-------------------------------------------------------------------------
   Unit value                                         $11.08
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   186
-------------------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
-------------------------------------------------------------------------
   Unit value                                         $13.27
-------------------------------------------------------------------------
   Number of units outstanding (000's)                 1,650
-------------------------------------------------------------------------
 EQ/GLOBAL BOND PLUS
-------------------------------------------------------------------------
   Unit value                                         $10.70
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   172
-------------------------------------------------------------------------
 EQ/GLOBAL MULTI-SECTOR EQUITY
-------------------------------------------------------------------------
   Unit value                                         $ 9.72
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   196
-------------------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.57
-------------------------------------------------------------------------
   Number of units outstanding (000's)                 4,179
-------------------------------------------------------------------------
 EQ/INTERNATIONAL CORE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 8.95
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   158
-------------------------------------------------------------------------

I-3 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31,
                                         --------------------------------
                                                       2011
-------------------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
-------------------------------------------------------------------------
   Unit value                                         $ 9.05
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   105
-------------------------------------------------------------------------
 EQ/INTERNATIONAL ETF
-------------------------------------------------------------------------
   Unit value                                         $ 9.14
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   157
-------------------------------------------------------------------------
 EQ/INTERNATIONAL VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 8.64
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   217
-------------------------------------------------------------------------
 EQ/JPMORGAN VALUE OPPORTUNITIES
-------------------------------------------------------------------------
   Unit value                                         $10.70
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   189
-------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
-------------------------------------------------------------------------
   Unit value                                         $12.07
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   164
-------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH PLUS
-------------------------------------------------------------------------
   Unit value                                         $11.07
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    91
-------------------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.46
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    96
-------------------------------------------------------------------------
 EQ/LARGE CAP VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $10.72
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    79
-------------------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
-------------------------------------------------------------------------
   Unit value                                         $10.23
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   211
-------------------------------------------------------------------------
 EQ/MID CAP INDEX
-------------------------------------------------------------------------
   Unit value                                         $12.63
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   172
-------------------------------------------------------------------------
 EQ/MID CAP VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $11.40
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    32
-------------------------------------------------------------------------
 EQ/MONEY MARKET
-------------------------------------------------------------------------
   Unit value                                         $ 9.74
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   865
-------------------------------------------------------------------------
 EQ/MONTAG & CALDWELL GROWTH
-------------------------------------------------------------------------
   Unit value                                         $11.20
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   462
-------------------------------------------------------------------------

                                 APPENDIX I: CONDENSED FINANCIAL INFORMATION I-4

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------------------
                                                      FOR THE YEAR ENDING DECEMBER 31,
                                                      --------------------------------
                                                                    2011
--------------------------------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
--------------------------------------------------------------------------------------
   Unit value                                                      $12.21
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                676
--------------------------------------------------------------------------------------
 EQ/MUTUAL LARGE CAP EQUITY
--------------------------------------------------------------------------------------
   Unit value                                                      $10.72
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 40
--------------------------------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
--------------------------------------------------------------------------------------
   Unit value                                                      $10.49
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                410
--------------------------------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.84
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                720
--------------------------------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
--------------------------------------------------------------------------------------
   Unit value                                                      $12.73
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                154
--------------------------------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
--------------------------------------------------------------------------------------
   Unit value                                                      $11.56
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                559
--------------------------------------------------------------------------------------
 EQ/TEMPLETON GLOBAL EQUITY
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.86
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 69
--------------------------------------------------------------------------------------
 EQ/VAN KAMPEN COMSTOCK
--------------------------------------------------------------------------------------
   Unit value                                                      $11.29
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 82
--------------------------------------------------------------------------------------
 EQ/WELLS FARGO OMEGA GROWTH
--------------------------------------------------------------------------------------
   Unit value                                                      $ 8.67
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                520
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP ASSET MANAGER: GROWTH(R) PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $10.85
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 37
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $11.49
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                              1,082
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.62
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 11
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.50
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 38
--------------------------------------------------------------------------------------

I-5 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-----------------------------------------------------------------------------------------
                                                         FOR THE YEAR ENDING DECEMBER 31,
                                                         --------------------------------
                                                                       2011
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.35
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    11
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.28
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    14
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.36
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   512
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.24
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   704
-----------------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.99
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   283
-----------------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME SECURITIES FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.25
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   525
-----------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.32
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    69
-----------------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.89
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   331
-----------------------------------------------------------------------------------------
 INVESCO V.I. DIVIDEND GROWTH FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.50
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    47
-----------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.89
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   842
-----------------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.69
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   109
-----------------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.46
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   555
-----------------------------------------------------------------------------------------
 INVESCO V.I. LEISURE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.71
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    17
-----------------------------------------------------------------------------------------

                                 APPENDIX I: CONDENSED FINANCIAL INFORMATION I-6

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31,
                                                       --------------------------------
                                                                     2011
---------------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $10.77
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 150
---------------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $13.19
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  95
---------------------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.02
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 362
---------------------------------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
---------------------------------------------------------------------------------------
   Unit value                                                       $10.97
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 353
---------------------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
---------------------------------------------------------------------------------------
   Unit value                                                       $11.15
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 449
---------------------------------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.27
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 462
---------------------------------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
---------------------------------------------------------------------------------------
   Unit value                                                       $12.13
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 819
---------------------------------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                                       $13.29
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 402
---------------------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE & TECHNOLOGY
---------------------------------------------------------------------------------------
   Unit value                                                       $10.99
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 351
---------------------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                                       $11.86
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 275
---------------------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.01
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                               1,497
---------------------------------------------------------------------------------------
 LORD ABBETT BOND DEBENTURE PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $10.06
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  35
---------------------------------------------------------------------------------------
 LORD ABBETT CLASSIC STOCK PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.70
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  87
---------------------------------------------------------------------------------------

I-7 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31,
                                                       --------------------------------
                                                                     2011
---------------------------------------------------------------------------------------
 LORD ABBETT GROWTH OPPORTUNITIES PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.31
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  41
---------------------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.50
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 790
---------------------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $11.45
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 151
---------------------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $10.87
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 150
---------------------------------------------------------------------------------------
 MFS(R) TECHNOLOGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $12.14
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 148
---------------------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $12.40
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 256
---------------------------------------------------------------------------------------
 MUTUAL SHARES SECURITIES FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $10.49
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 322
---------------------------------------------------------------------------------------
 PIMCO VIT COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.83
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 498
---------------------------------------------------------------------------------------
 PIMCO VIT EMERGING MARKETS BOND PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.65
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 398
---------------------------------------------------------------------------------------
 PIMCO VIT REAL RETURN STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.71
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                               1,444
---------------------------------------------------------------------------------------
 PIMCO VIT TOTAL RETURN PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.87
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                               2,557
---------------------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
---------------------------------------------------------------------------------------
   Unit value                                                       $11.01
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 108
---------------------------------------------------------------------------------------
 RYDEX|SGI VT ALTERNATIVE STRATEGIES ALLOCATION FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.50
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  19
---------------------------------------------------------------------------------------

                                 APPENDIX I: CONDENSED FINANCIAL INFORMATION I-8

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------------
                                                FOR THE YEAR ENDING DECEMBER 31,
                                                --------------------------------
                                                              2011
--------------------------------------------------------------------------------
 RYDEX|SGI VT MANAGED FUTURES STRATEGY FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 8.98
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           21
--------------------------------------------------------------------------------
 T.ROWE PRICE HEALTH SCIENCES PORTFOLIO II
--------------------------------------------------------------------------------
   Unit value                                                $13.06
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                          242
--------------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.93
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                          286
--------------------------------------------------------------------------------
 TEMPLETON FOREIGN SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.51
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                          276
--------------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $11.11
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                        2,066
--------------------------------------------------------------------------------
 TEMPLETON GROWTH SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.46
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           63
--------------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
--------------------------------------------------------------------------------
   Unit value                                                $10.76
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                          872
--------------------------------------------------------------------------------

I-9 APPENDIX I: CONDENSED FINANCIAL INFORMATION

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 49 with the same daily asset charges of 1.55%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011.

--------------------------------------------------------------------------------------------
                                                            FOR THE YEAR ENDING DECEMBER 31,
                                                            --------------------------------
                                                                          2011
--------------------------------------------------------------------------------------------
 ALL ASSET ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 11.00
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       65
--------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.47
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                        3
--------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
--------------------------------------------------------------------------------------------
   Unit value                                                           $  9.27
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       42
--------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP LARGE COMPANY VALUE FUND
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.94
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                        7
--------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 12.01
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       62
--------------------------------------------------------------------------------------------
 AXA AGGRESSIVE ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.42
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      243
--------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.50
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    5,837
--------------------------------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.49
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    3,875
--------------------------------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.45
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    2,423
--------------------------------------------------------------------------------------------
 AXA GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.51
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    1,052
--------------------------------------------------------------------------------------------
 AXA MODERATE ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.55
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      470
--------------------------------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.52
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   23,643
--------------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-10

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

----------------------------------------------------------------------------------
                                                  FOR THE YEAR ENDING DECEMBER 31,
                                                  --------------------------------
                                                                2011
----------------------------------------------------------------------------------
 AXA MODERATE-PLUS ALLOCATION
----------------------------------------------------------------------------------
   Unit value                                                  $10.49
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            387
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 2000
----------------------------------------------------------------------------------
   Unit value                                                  $11.50
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            822
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 400
----------------------------------------------------------------------------------
   Unit value                                                  $11.43
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            764
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 500
----------------------------------------------------------------------------------
   Unit value                                                  $10.71
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          1,882
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER INTERNATIONAL
----------------------------------------------------------------------------------
   Unit value                                                  $ 8.51
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          1,835
----------------------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
----------------------------------------------------------------------------------
   Unit value                                                  $10.38
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            223
----------------------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I. FUND
----------------------------------------------------------------------------------
   Unit value                                                  $11.72
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             96
----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
----------------------------------------------------------------------------------
   Unit value                                                  $ 9.49
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            594
----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
----------------------------------------------------------------------------------
   Unit value                                                  $13.83
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             46
----------------------------------------------------------------------------------
 EQ/AXA FRANKLIN SMALL CAP VALUE CORE
----------------------------------------------------------------------------------
   Unit value                                                  $11.57
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             16
----------------------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
----------------------------------------------------------------------------------
   Unit value                                                  $10.98
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            285
----------------------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
----------------------------------------------------------------------------------
   Unit value                                                  $11.39
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             27
----------------------------------------------------------------------------------
 EQ/CAPITAL GUARDIAN RESEARCH
----------------------------------------------------------------------------------
   Unit value                                                  $12.22
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             13
----------------------------------------------------------------------------------

I-11 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31,
                                         --------------------------------
                                                       2011
-------------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.71
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    42
-------------------------------------------------------------------------
 EQ/CORE BOND INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.65
-------------------------------------------------------------------------
   Number of units outstanding (000's)                 3,504
-------------------------------------------------------------------------
 EQ/DAVIS NEW YORK VENTURE
-------------------------------------------------------------------------
   Unit value                                         $10.66
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    51
-------------------------------------------------------------------------
 EQ/EQUITY 500 INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.60
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   152
-------------------------------------------------------------------------
 EQ/FRANKLIN CORE BALANCED
-------------------------------------------------------------------------
   Unit value                                         $11.16
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     4
-------------------------------------------------------------------------
 EQ/FRANKLIN TEMPLETON ALLOCATION
-------------------------------------------------------------------------
   Unit value                                         $10.51
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    19
-------------------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
-------------------------------------------------------------------------
   Unit value                                         $11.02
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    40
-------------------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
-------------------------------------------------------------------------
   Unit value                                         $13.20
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   386
-------------------------------------------------------------------------
 EQ/GLOBAL BOND PLUS
-------------------------------------------------------------------------
   Unit value                                         $10.64
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    46
-------------------------------------------------------------------------
 EQ/GLOBAL MULTI-SECTOR EQUITY
-------------------------------------------------------------------------
   Unit value                                         $ 9.67
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    46
-------------------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.52
-------------------------------------------------------------------------
   Number of units outstanding (000's)                 1,583
-------------------------------------------------------------------------
 EQ/INTERNATIONAL CORE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 8.90
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    24
-------------------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
-------------------------------------------------------------------------
   Unit value                                         $ 9.00
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    27
-------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-12

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31,
                                         --------------------------------
                                                       2011
-------------------------------------------------------------------------
 EQ/INTERNATIONAL ETF
-------------------------------------------------------------------------
   Unit value                                         $ 9.09
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    19
-------------------------------------------------------------------------
 EQ/INTERNATIONAL VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 8.60
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    48
-------------------------------------------------------------------------
 EQ/JPMORGAN VALUE OPPORTUNITIES
-------------------------------------------------------------------------
   Unit value                                         $10.64
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    40
-------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
-------------------------------------------------------------------------
   Unit value                                         $12.01
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    81
-------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH PLUS
-------------------------------------------------------------------------
   Unit value                                         $11.01
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    12
-------------------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.39
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    26
-------------------------------------------------------------------------
 EQ/LARGE CAP VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $10.66
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    24
-------------------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
-------------------------------------------------------------------------
   Unit value                                         $10.18
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    36
-------------------------------------------------------------------------
 EQ/MID CAP INDEX
-------------------------------------------------------------------------
   Unit value                                         $12.56
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    38
-------------------------------------------------------------------------
 EQ/MID CAP VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $11.34
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    11
-------------------------------------------------------------------------
 EQ/MONEY MARKET
-------------------------------------------------------------------------
   Unit value                                         $ 9.68
-------------------------------------------------------------------------
   Number of units outstanding (000's)                 3,217
-------------------------------------------------------------------------
 EQ/MONTAG & CALDWELL GROWTH
-------------------------------------------------------------------------
   Unit value                                         $11.14
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    70
-------------------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
-------------------------------------------------------------------------
   Unit value                                         $12.14
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   174
-------------------------------------------------------------------------

I-13 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------------------
                                                      FOR THE YEAR ENDING DECEMBER 31,
                                                      --------------------------------
                                                                    2011
--------------------------------------------------------------------------------------
 EQ/MUTUAL LARGE CAP EQUITY
--------------------------------------------------------------------------------------
   Unit value                                                      $10.67
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  8
--------------------------------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
--------------------------------------------------------------------------------------
   Unit value                                                      $10.44
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 73
--------------------------------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.79
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                179
--------------------------------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
--------------------------------------------------------------------------------------
   Unit value                                                      $12.66
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 31
--------------------------------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
--------------------------------------------------------------------------------------
   Unit value                                                      $11.50
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 96
--------------------------------------------------------------------------------------
 EQ/TEMPLETON GLOBAL EQUITY
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.81
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 30
--------------------------------------------------------------------------------------
 EQ/VAN KAMPEN COMSTOCK
--------------------------------------------------------------------------------------
   Unit value                                                      $11.23
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 23
--------------------------------------------------------------------------------------
 EQ/WELLS FARGO OMEGA GROWTH
--------------------------------------------------------------------------------------
   Unit value                                                      $ 8.65
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                149
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP ASSET MANAGER: GROWTH(R) PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $10.79
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 10
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $11.42
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                209
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.60
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 10
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.48
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  6
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.33
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-14

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-----------------------------------------------------------------------------------------
                                                         FOR THE YEAR ENDING DECEMBER 31,
                                                         --------------------------------
                                                                       2011
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.26
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     2
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.30
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   125
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.18
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   125
-----------------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.93
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    54
-----------------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME SECURITIES FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.19
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   124
-----------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.27
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     7
-----------------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.83
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    57
-----------------------------------------------------------------------------------------
 INVESCO V.I. DIVIDEND GROWTH FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.44
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    29
-----------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.83
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   154
-----------------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.67
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    24
-----------------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.40
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   120
-----------------------------------------------------------------------------------------
 INVESCO V.I. LEISURE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.65
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     3
-----------------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.71
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    30
-----------------------------------------------------------------------------------------

I-15 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31,
                                                       --------------------------------
                                                                     2011
---------------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $13.12
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  41
---------------------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.99
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  39
---------------------------------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
---------------------------------------------------------------------------------------
   Unit value                                                       $10.91
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 140
---------------------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
---------------------------------------------------------------------------------------
   Unit value                                                       $11.09
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 133
---------------------------------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.22
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 131
---------------------------------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
---------------------------------------------------------------------------------------
   Unit value                                                       $12.06
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 216
---------------------------------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                                       $13.22
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 108
---------------------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE & TECHNOLOGY
---------------------------------------------------------------------------------------
   Unit value                                                       $10.93
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 117
---------------------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                                       $11.79
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  57
---------------------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.95
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 381
---------------------------------------------------------------------------------------
 LORD ABBETT BOND DEBENTURE PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $10.03
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  12
---------------------------------------------------------------------------------------
 LORD ABBETT CLASSIC STOCK PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.68
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   7
---------------------------------------------------------------------------------------
 LORD ABBETT GROWTH OPPORTUNITIES PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.30
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  19
---------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-16

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31,
                                                       --------------------------------
                                                                     2011
---------------------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.44
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 207
---------------------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $11.39
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  52
---------------------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $10.81
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  32
---------------------------------------------------------------------------------------
 MFS(R) TECHNOLOGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $12.08
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  76
---------------------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $12.34
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  70
---------------------------------------------------------------------------------------
 MUTUAL SHARES SECURITIES FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $10.44
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  62
---------------------------------------------------------------------------------------
 PIMCO VIT COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.77
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  69
---------------------------------------------------------------------------------------
 PIMCO VIT EMERGING MARKETS BOND PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.59
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 105
---------------------------------------------------------------------------------------
 PIMCO VIT REAL RETURN STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.65
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 242
---------------------------------------------------------------------------------------
 PIMCO VIT TOTAL RETURN PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.82
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 460
---------------------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
---------------------------------------------------------------------------------------
   Unit value                                                       $10.95
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  32
---------------------------------------------------------------------------------------
 RYDEX|SGI VT ALTERNATIVE STRATEGIES ALLOCATION FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.48
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   2
---------------------------------------------------------------------------------------
 RYDEX|SGI VT MANAGED FUTURES STRATEGY FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.96
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   4
---------------------------------------------------------------------------------------

I-17 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------------
                                                FOR THE YEAR ENDING DECEMBER 31,
                                                --------------------------------
                                                              2011
--------------------------------------------------------------------------------
 T.ROWE PRICE HEALTH SCIENCES PORTFOLIO II
--------------------------------------------------------------------------------
   Unit value                                                $12.99
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           84
--------------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.87
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           64
--------------------------------------------------------------------------------
 TEMPLETON FOREIGN SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.46
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           32
--------------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $11.05
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                          431
--------------------------------------------------------------------------------
 TEMPLETON GROWTH SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.41
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                            8
--------------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
--------------------------------------------------------------------------------
   Unit value                                                $10.70
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                          187
--------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-18

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 49 with the same daily asset charges of 1.65%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011.

--------------------------------------------------------------------------------------------
                                                            FOR THE YEAR ENDING DECEMBER 31,
                                                            --------------------------------
                                                                          2011
--------------------------------------------------------------------------------------------
 ALL ASSET ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.97
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       70
--------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.45
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       72
--------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
--------------------------------------------------------------------------------------------
   Unit value                                                           $  9.25
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      115
--------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP LARGE COMPANY VALUE FUND
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.92
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       42
--------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 11.98
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      185
--------------------------------------------------------------------------------------------
 AXA AGGRESSIVE ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.40
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      117
--------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.48
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    8,798
--------------------------------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.47
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    5,095
--------------------------------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.43
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    3,918
--------------------------------------------------------------------------------------------
 AXA GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.49
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    1,108
--------------------------------------------------------------------------------------------
 AXA MODERATE ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.52
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      477
--------------------------------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                           $ 10.49
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   32,870
--------------------------------------------------------------------------------------------

I-19 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

----------------------------------------------------------------------------------
                                                  FOR THE YEAR ENDING DECEMBER 31,
                                                  --------------------------------
                                                                2011
----------------------------------------------------------------------------------
 AXA MODERATE-PLUS ALLOCATION
----------------------------------------------------------------------------------
   Unit value                                                  $10.47
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            418
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 2000
----------------------------------------------------------------------------------
   Unit value                                                  $11.47
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          1,181
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 400
----------------------------------------------------------------------------------
   Unit value                                                  $11.40
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          1,108
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 500
----------------------------------------------------------------------------------
   Unit value                                                  $10.69
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          2,770
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER INTERNATIONAL
----------------------------------------------------------------------------------
   Unit value                                                  $ 8.49
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          2,487
----------------------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
----------------------------------------------------------------------------------
   Unit value                                                  $10.36
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            892
----------------------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I. FUND
----------------------------------------------------------------------------------
   Unit value                                                  $11.69
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             62
----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
----------------------------------------------------------------------------------
   Unit value                                                  $ 9.48
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                          1,402
----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
----------------------------------------------------------------------------------
   Unit value                                                  $13.80
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             53
----------------------------------------------------------------------------------
 EQ/AXA FRANKLIN SMALL CAP VALUE CORE
----------------------------------------------------------------------------------
   Unit value                                                  $11.54
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             43
----------------------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
----------------------------------------------------------------------------------
   Unit value                                                  $10.95
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            604
----------------------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
----------------------------------------------------------------------------------
   Unit value                                                  $11.37
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             77
----------------------------------------------------------------------------------
 EQ/CAPITAL GUARDIAN RESEARCH
----------------------------------------------------------------------------------
   Unit value                                                  $12.19
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             35
----------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-20

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31,
                                         --------------------------------
                                                       2011
-------------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.69
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    17
-------------------------------------------------------------------------
 EQ/CORE BOND INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.63
-------------------------------------------------------------------------
   Number of units outstanding (000's)                 4,773
-------------------------------------------------------------------------
 EQ/DAVIS NEW YORK VENTURE
-------------------------------------------------------------------------
   Unit value                                         $10.64
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   273
-------------------------------------------------------------------------
 EQ/EQUITY 500 INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.58
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   382
-------------------------------------------------------------------------
 EQ/FRANKLIN CORE BALANCED
-------------------------------------------------------------------------
   Unit value                                         $11.14
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    28
-------------------------------------------------------------------------
 EQ/FRANKLIN TEMPLETON ALLOCATION
-------------------------------------------------------------------------
   Unit value                                         $10.49
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    16
-------------------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
-------------------------------------------------------------------------
   Unit value                                         $10.99
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    97
-------------------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
-------------------------------------------------------------------------
   Unit value                                         $13.17
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   737
-------------------------------------------------------------------------
 EQ/GLOBAL BOND PLUS
-------------------------------------------------------------------------
   Unit value                                         $10.62
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   119
-------------------------------------------------------------------------
 EQ/GLOBAL MULTI-SECTOR EQUITY
-------------------------------------------------------------------------
   Unit value                                         $ 9.65
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    62
-------------------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.49
-------------------------------------------------------------------------
   Number of units outstanding (000's)                 2,224
-------------------------------------------------------------------------
 EQ/INTERNATIONAL CORE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 8.88
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    84
-------------------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
-------------------------------------------------------------------------
   Unit value                                         $ 8.98
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    46
-------------------------------------------------------------------------

I-21 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31,
                                         --------------------------------
                                                       2011
-------------------------------------------------------------------------
 EQ/INTERNATIONAL ETF
-------------------------------------------------------------------------
   Unit value                                         $ 9.07
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    65
-------------------------------------------------------------------------
 EQ/INTERNATIONAL VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 8.58
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    75
-------------------------------------------------------------------------
 EQ/JPMORGAN VALUE OPPORTUNITIES
-------------------------------------------------------------------------
   Unit value                                         $10.62
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    22
-------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.98
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    63
-------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH PLUS
-------------------------------------------------------------------------
   Unit value                                         $10.99
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    44
-------------------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.37
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    24
-------------------------------------------------------------------------
 EQ/LARGE CAP VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $10.64
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    12
-------------------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
-------------------------------------------------------------------------
   Unit value                                         $10.15
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    80
-------------------------------------------------------------------------
 EQ/MID CAP INDEX
-------------------------------------------------------------------------
   Unit value                                         $12.53
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    78
-------------------------------------------------------------------------
 EQ/MID CAP VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $11.31
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    12
-------------------------------------------------------------------------
 EQ/MONEY MARKET
-------------------------------------------------------------------------
   Unit value                                         $ 9.66
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   372
-------------------------------------------------------------------------
 EQ/MONTAG & CALDWELL GROWTH
-------------------------------------------------------------------------
   Unit value                                         $11.12
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   118
-------------------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
-------------------------------------------------------------------------
   Unit value                                         $12.11
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   304
-------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-22

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------------------
                                                      FOR THE YEAR ENDING DECEMBER 31,
                                                      --------------------------------
                                                                    2011
--------------------------------------------------------------------------------------
 EQ/MUTUAL LARGE CAP EQUITY
--------------------------------------------------------------------------------------
   Unit value                                                      $10.64
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 27
--------------------------------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
--------------------------------------------------------------------------------------
   Unit value                                                      $10.42
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                221
--------------------------------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.77
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                404
--------------------------------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
--------------------------------------------------------------------------------------
   Unit value                                                      $12.63
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 70
--------------------------------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
--------------------------------------------------------------------------------------
   Unit value                                                      $11.48
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                225
--------------------------------------------------------------------------------------
 EQ/TEMPLETON GLOBAL EQUITY
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.79
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 37
--------------------------------------------------------------------------------------
 EQ/VAN KAMPEN COMSTOCK
--------------------------------------------------------------------------------------
   Unit value                                                      $11.20
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 27
--------------------------------------------------------------------------------------
 EQ/WELLS FARGO OMEGA GROWTH
--------------------------------------------------------------------------------------
   Unit value                                                      $ 8.65
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                180
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP ASSET MANAGER: GROWTH(R) PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $10.77
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 24
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $11.40
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                678
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.59
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 24
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.47
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  4
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.32
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  2
--------------------------------------------------------------------------------------

I-23 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-----------------------------------------------------------------------------------------
                                                         FOR THE YEAR ENDING DECEMBER 31,
                                                         --------------------------------
                                                                       2011
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.25
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     2
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.27
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   215
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.16
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   579
-----------------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.91
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   132
-----------------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME SECURITIES FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.17
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   286
-----------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.25
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    51
-----------------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.80
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   146
-----------------------------------------------------------------------------------------
 INVESCO V.I. DIVIDEND GROWTH FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.42
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    27
-----------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.81
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   413
-----------------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.66
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    64
-----------------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.38
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   211
-----------------------------------------------------------------------------------------
 INVESCO V.I. LEISURE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.62
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     6
-----------------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.69
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    50
-----------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-24

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31,
                                                       --------------------------------
                                                                     2011
---------------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $13.09
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  43
---------------------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.99
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 289
---------------------------------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
---------------------------------------------------------------------------------------
   Unit value                                                       $10.89
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 174
---------------------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
---------------------------------------------------------------------------------------
   Unit value                                                       $11.07
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 169
---------------------------------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.20
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 224
---------------------------------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
---------------------------------------------------------------------------------------
   Unit value                                                       $12.04
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 722
---------------------------------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                                       $13.19
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 278
---------------------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE & TECHNOLOGY
---------------------------------------------------------------------------------------
   Unit value                                                       $10.91
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 130
---------------------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                                       $11.77
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 159
---------------------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.93
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 786
---------------------------------------------------------------------------------------
 LORD ABBETT BOND DEBENTURE PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $10.03
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  31
---------------------------------------------------------------------------------------
 LORD ABBETT CLASSIC STOCK PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.68
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  26
---------------------------------------------------------------------------------------
 LORD ABBETT GROWTH OPPORTUNITIES PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.29
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  10
---------------------------------------------------------------------------------------

I-25 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31,
                                                       --------------------------------
                                                                     2011
---------------------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.42
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 324
---------------------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $11.36
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  81
---------------------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $10.79
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  55
---------------------------------------------------------------------------------------
 MFS(R) TECHNOLOGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $12.05
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  69
---------------------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $12.31
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 135
---------------------------------------------------------------------------------------
 MUTUAL SHARES SECURITIES FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $10.42
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 131
---------------------------------------------------------------------------------------
 PIMCO VIT COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.74
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 269
---------------------------------------------------------------------------------------
 PIMCO VIT EMERGING MARKETS BOND PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.56
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 270
---------------------------------------------------------------------------------------
 PIMCO VIT REAL RETURN STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.63
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 967
---------------------------------------------------------------------------------------
 PIMCO VIT TOTAL RETURN PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.79
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                               1,675
---------------------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
---------------------------------------------------------------------------------------
   Unit value                                                       $10.92
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  52
---------------------------------------------------------------------------------------
 RYDEX|SGI VT ALTERNATIVE STRATEGIES ALLOCATION FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.47
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  17
---------------------------------------------------------------------------------------
 RYDEX|SGI VT MANAGED FUTURES STRATEGY FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.96
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  16
---------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-26

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------------
                                                FOR THE YEAR ENDING DECEMBER 31,
                                                --------------------------------
                                                              2011
--------------------------------------------------------------------------------
 T.ROWE PRICE HEALTH SCIENCES PORTFOLIO II
--------------------------------------------------------------------------------
   Unit value                                                $12.96
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           88
--------------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.85
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                          123
--------------------------------------------------------------------------------
 TEMPLETON FOREIGN SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.44
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                          144
--------------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $11.03
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                        1,225
--------------------------------------------------------------------------------
 TEMPLETON GROWTH SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.39
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           25
--------------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
--------------------------------------------------------------------------------
   Unit value                                                $10.68
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                          391
--------------------------------------------------------------------------------

I-27 APPENDIX I: CONDENSED FINANCIAL INFORMATION

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 49 with the same daily asset charges of 1.70%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011.

--------------------------------------------------------------------------------------------
                                                            FOR THE YEAR ENDING DECEMBER 31,
                                                            --------------------------------
                                                                          2011
--------------------------------------------------------------------------------------------
 ALL ASSET ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.96
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                        9
--------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.44
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                        3
--------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
--------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.24
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                        5
--------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP LARGE COMPANY VALUE FUND
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.91
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                        1
--------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
--------------------------------------------------------------------------------------------
   Unit value                                                            $11.97
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       24
--------------------------------------------------------------------------------------------
 AXA AGGRESSIVE ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.39
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       10
--------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.47
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      784
--------------------------------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.45
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      480
--------------------------------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.42
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                      592
--------------------------------------------------------------------------------------------
 AXA GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.48
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       53
--------------------------------------------------------------------------------------------
 AXA MODERATE ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.51
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       66
--------------------------------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.48
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    1,311
--------------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-28

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

----------------------------------------------------------------------------------
                                                  FOR THE YEAR ENDING DECEMBER 31,
                                                  --------------------------------
                                                                2011
----------------------------------------------------------------------------------
 AXA MODERATE-PLUS ALLOCATION
----------------------------------------------------------------------------------
   Unit value                                                  $10.46
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             82
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 2000
----------------------------------------------------------------------------------
   Unit value                                                  $11.46
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             56
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 400
----------------------------------------------------------------------------------
   Unit value                                                  $11.39
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             42
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 500
----------------------------------------------------------------------------------
   Unit value                                                  $10.68
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            173
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER INTERNATIONAL
----------------------------------------------------------------------------------
   Unit value                                                  $ 8.49
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            134
----------------------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
----------------------------------------------------------------------------------
   Unit value                                                  $10.35
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                            181
----------------------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I. FUND
----------------------------------------------------------------------------------
   Unit value                                                  $11.68
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             11
----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
----------------------------------------------------------------------------------
   Unit value                                                  $ 9.48
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             13
----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
----------------------------------------------------------------------------------
   Unit value                                                  $13.78
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                              7
----------------------------------------------------------------------------------
 EQ/AXA FRANKLIN SMALL CAP VALUE CORE
----------------------------------------------------------------------------------
   Unit value                                                  $11.53
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                              5
----------------------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
----------------------------------------------------------------------------------
   Unit value                                                  $10.94
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             43
----------------------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
----------------------------------------------------------------------------------
   Unit value                                                  $11.35
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                              3
----------------------------------------------------------------------------------
 EQ/CAPITAL GUARDIAN RESEARCH
----------------------------------------------------------------------------------
   Unit value                                                  $12.18
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                              1
----------------------------------------------------------------------------------

I-29 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31,
                                         --------------------------------
                                                       2011
-------------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.67
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     3
-------------------------------------------------------------------------
 EQ/CORE BOND INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.62
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   299
-------------------------------------------------------------------------
 EQ/DAVIS NEW YORK VENTURE
-------------------------------------------------------------------------
   Unit value                                         $10.63
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    14
-------------------------------------------------------------------------
 EQ/EQUITY 500 INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.57
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   144
-------------------------------------------------------------------------
 EQ/FRANKLIN CORE BALANCED
-------------------------------------------------------------------------
   Unit value                                         $11.13
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     2
-------------------------------------------------------------------------
 EQ/FRANKLIN TEMPLETON ALLOCATION
-------------------------------------------------------------------------
   Unit value                                         $10.47
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     1
-------------------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
-------------------------------------------------------------------------
   Unit value                                         $10.98
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    37
-------------------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
-------------------------------------------------------------------------
   Unit value                                         $13.15
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    79
-------------------------------------------------------------------------
 EQ/GLOBAL BOND PLUS
-------------------------------------------------------------------------
   Unit value                                         $10.61
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    14
-------------------------------------------------------------------------
 EQ/GLOBAL MULTI-SECTOR EQUITY
-------------------------------------------------------------------------
   Unit value                                         $ 9.64
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     1
-------------------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.48
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   106
-------------------------------------------------------------------------
 EQ/INTERNATIONAL CORE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 8.87
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     1
-------------------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
-------------------------------------------------------------------------
   Unit value                                         $ 8.97
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     6
-------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-30

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31,
                                         --------------------------------
                                                       2011
-------------------------------------------------------------------------
 EQ/INTERNATIONAL ETF
-------------------------------------------------------------------------
   Unit value                                         $ 9.06
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    12
-------------------------------------------------------------------------
 EQ/INTERNATIONAL VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 8.57
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    15
-------------------------------------------------------------------------
 EQ/JPMORGAN VALUE OPPORTUNITIES
-------------------------------------------------------------------------
   Unit value                                         $10.60
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    15
-------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.97
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    12
-------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH PLUS
-------------------------------------------------------------------------
   Unit value                                         $10.98
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    22
-------------------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
-------------------------------------------------------------------------
   Unit value                                         $11.36
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     9
-------------------------------------------------------------------------
 EQ/LARGE CAP VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $10.63
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     1
-------------------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
-------------------------------------------------------------------------
   Unit value                                         $10.14
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     8
-------------------------------------------------------------------------
 EQ/MID CAP INDEX
-------------------------------------------------------------------------
   Unit value                                         $12.52
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    15
-------------------------------------------------------------------------
 EQ/MID CAP VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $11.30
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/MONEY MARKET
-------------------------------------------------------------------------
   Unit value                                         $ 9.65
-------------------------------------------------------------------------
   Number of units outstanding (000's)                   430
-------------------------------------------------------------------------
 EQ/MONTAG & CALDWELL GROWTH
-------------------------------------------------------------------------
   Unit value                                         $11.10
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    14
-------------------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
-------------------------------------------------------------------------
   Unit value                                         $12.10
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    26
-------------------------------------------------------------------------

I-31 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------------------
                                                      FOR THE YEAR ENDING DECEMBER 31,
                                                      --------------------------------
                                                                    2011
--------------------------------------------------------------------------------------
 EQ/MUTUAL LARGE CAP EQUITY
--------------------------------------------------------------------------------------
   Unit value                                                      $10.63
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  2
--------------------------------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
--------------------------------------------------------------------------------------
   Unit value                                                      $10.40
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 14
--------------------------------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.76
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                547
--------------------------------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
--------------------------------------------------------------------------------------
   Unit value                                                      $12.62
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 17
--------------------------------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
--------------------------------------------------------------------------------------
   Unit value                                                      $11.46
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  7
--------------------------------------------------------------------------------------
 EQ/TEMPLETON GLOBAL EQUITY
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.78
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  8
--------------------------------------------------------------------------------------
 EQ/VAN KAMPEN COMSTOCK
--------------------------------------------------------------------------------------
   Unit value                                                      $11.19
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 10
--------------------------------------------------------------------------------------
 EQ/WELLS FARGO OMEGA GROWTH
--------------------------------------------------------------------------------------
   Unit value                                                      $ 8.64
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 15
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP ASSET MANAGER: GROWTH(R) PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $10.76
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  3
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $11.39
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 43
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.58
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  1
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.47
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.31
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-32

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-----------------------------------------------------------------------------------------
                                                         FOR THE YEAR ENDING DECEMBER 31,
                                                         --------------------------------
                                                                       2011
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.24
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    --
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.26
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    35
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.14
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   103
-----------------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.90
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   107
-----------------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME SECURITIES FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.15
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   104
-----------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.24
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    13
-----------------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.79
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     8
-----------------------------------------------------------------------------------------
 INVESCO V.I. DIVIDEND GROWTH FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.41
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     7
-----------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.80
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    68
-----------------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.66
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    10
-----------------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.37
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    18
-----------------------------------------------------------------------------------------
 INVESCO V.I. LEISURE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $11.61
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     1
-----------------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.67
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     5
-----------------------------------------------------------------------------------------

I-33 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31,
                                                       --------------------------------
                                                                     2011
---------------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $13.08
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   7
---------------------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.98
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  28
---------------------------------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
---------------------------------------------------------------------------------------
   Unit value                                                       $10.88
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  30
---------------------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
---------------------------------------------------------------------------------------
   Unit value                                                       $11.06
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  21
---------------------------------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.19
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  32
---------------------------------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
---------------------------------------------------------------------------------------
   Unit value                                                       $12.02
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 162
---------------------------------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                                       $13.17
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  28
---------------------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE & TECHNOLOGY
---------------------------------------------------------------------------------------
   Unit value                                                       $10.90
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  17
---------------------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                                       $11.76
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   6
---------------------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.92
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  70
---------------------------------------------------------------------------------------
 LORD ABBETT BOND DEBENTURE PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $10.02
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   3
---------------------------------------------------------------------------------------
 LORD ABBETT CLASSIC STOCK PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.67
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 LORD ABBETT GROWTH OPPORTUNITIES PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.28
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   2
---------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-34

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31,
                                                       --------------------------------
                                                                     2011
---------------------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.41
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  34
---------------------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $11.35
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   3
---------------------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $10.78
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   5
---------------------------------------------------------------------------------------
 MFS(R) TECHNOLOGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $12.04
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   3
---------------------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $12.30
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  28
---------------------------------------------------------------------------------------
 MUTUAL SHARES SECURITIES FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $10.40
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  24
---------------------------------------------------------------------------------------
 PIMCO VIT COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.73
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  63
---------------------------------------------------------------------------------------
 PIMCO VIT EMERGING MARKETS BOND PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.55
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  61
---------------------------------------------------------------------------------------
 PIMCO VIT REAL RETURN STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $11.61
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 265
---------------------------------------------------------------------------------------
 PIMCO VIT TOTAL RETURN PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.78
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 477
---------------------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
---------------------------------------------------------------------------------------
   Unit value                                                       $10.91
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   3
---------------------------------------------------------------------------------------
 RYDEX|SGI VT ALTERNATIVE STRATEGIES ALLOCATION FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.47
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   1
---------------------------------------------------------------------------------------
 RYDEX|SGI VT MANAGED FUTURES STRATEGY FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.95
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   1
---------------------------------------------------------------------------------------

I-35 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------------
                                                FOR THE YEAR ENDING DECEMBER 31,
                                                --------------------------------
                                                              2011
--------------------------------------------------------------------------------
 T.ROWE PRICE HEALTH SCIENCES PORTFOLIO II
--------------------------------------------------------------------------------
   Unit value                                                $12.95
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                            6
--------------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.84
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                            5
--------------------------------------------------------------------------------
 TEMPLETON FOREIGN SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.43
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           64
--------------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $11.01
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                          221
--------------------------------------------------------------------------------
 TEMPLETON GROWTH SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.38
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                            2
--------------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
--------------------------------------------------------------------------------
   Unit value                                                $10.66
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           72
--------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-36

The unit values and number of units outstanding shown below are for contracts offered under Separate Account No. 49 with the same daily asset charges of 0.65%.

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011.

--------------------------------------------------------------------------------------------
                                                            FOR THE YEAR ENDING DECEMBER 31,
                                                            --------------------------------
                                                                          2011
--------------------------------------------------------------------------------------------
 ALL ASSET ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.76
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --
--------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS BALANCED WEALTH STRATEGY PORTFOLIO
--------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.61
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --
--------------------------------------------------------------------------------------------
 ALLIANCEBERNSTEIN VPS INTERNATIONAL GROWTH PORTFOLIO
--------------------------------------------------------------------------------------------
   Unit value                                                            $ 8.16
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --
--------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP LARGE COMPANY VALUE FUND
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.38
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --
--------------------------------------------------------------------------------------------
 AMERICAN CENTURY VP MID CAP VALUE FUND
--------------------------------------------------------------------------------------------
   Unit value                                                            $10.45
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                        1
--------------------------------------------------------------------------------------------
 AXA AGGRESSIVE ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.42
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --
--------------------------------------------------------------------------------------------
 AXA BALANCED STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.73
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --
--------------------------------------------------------------------------------------------
 AXA CONSERVATIVE GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.77
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --
--------------------------------------------------------------------------------------------
 AXA CONSERVATIVE STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.87
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --
--------------------------------------------------------------------------------------------
 AXA GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.63
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --
--------------------------------------------------------------------------------------------
 AXA MODERATE ALLOCATION
--------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.73
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       --
--------------------------------------------------------------------------------------------
 AXA MODERATE GROWTH STRATEGY
--------------------------------------------------------------------------------------------
   Unit value                                                            $ 9.69
--------------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                       16
--------------------------------------------------------------------------------------------

I-37 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

----------------------------------------------------------------------------------
                                                  FOR THE YEAR ENDING DECEMBER 31,
                                                  --------------------------------
                                                                2011
----------------------------------------------------------------------------------
 AXA MODERATE-PLUS ALLOCATION
----------------------------------------------------------------------------------
   Unit value                                                  $ 9.58
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             --
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 2000
----------------------------------------------------------------------------------
   Unit value                                                  $ 9.49
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                              2
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 400
----------------------------------------------------------------------------------
   Unit value                                                  $ 9.67
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                              2
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER 500
----------------------------------------------------------------------------------
   Unit value                                                  $ 9.86
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                              6
----------------------------------------------------------------------------------
 AXA TACTICAL MANAGER INTERNATIONAL
----------------------------------------------------------------------------------
   Unit value                                                  $ 8.18
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                              2
----------------------------------------------------------------------------------
 BLACKROCK GLOBAL ALLOCATION V.I. FUND
----------------------------------------------------------------------------------
   Unit value                                                  $ 9.62
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             --
----------------------------------------------------------------------------------
 BLACKROCK LARGE CAP GROWTH V.I. FUND
----------------------------------------------------------------------------------
   Unit value                                                  $10.56
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             --
----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN DYNAMIC WEALTH STRATEGIES
----------------------------------------------------------------------------------
   Unit value                                                  $ 9.57
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             --
----------------------------------------------------------------------------------
 EQ/ALLIANCEBERNSTEIN SMALL CAP GROWTH
----------------------------------------------------------------------------------
   Unit value                                                  $10.66
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                              1
----------------------------------------------------------------------------------
 EQ/AXA FRANKLIN SMALL CAP VALUE CORE
----------------------------------------------------------------------------------
   Unit value                                                  $ 9.65
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             --
----------------------------------------------------------------------------------
 EQ/BLACKROCK BASIC VALUE EQUITY
----------------------------------------------------------------------------------
   Unit value                                                  $10.10
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                              6
----------------------------------------------------------------------------------
 EQ/BOSTON ADVISORS EQUITY INCOME
----------------------------------------------------------------------------------
   Unit value                                                  $10.26
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             --
----------------------------------------------------------------------------------
 EQ/CAPITAL GUARDIAN RESEARCH
----------------------------------------------------------------------------------
   Unit value                                                  $10.76
----------------------------------------------------------------------------------
   Number of units outstanding (000's)                             --
----------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-38

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31,
                                         --------------------------------
                                                       2011
-------------------------------------------------------------------------
 EQ/COMMON STOCK INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.38
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/CORE BOND INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.16
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     7
-------------------------------------------------------------------------
 EQ/DAVIS NEW YORK VENTURE
-------------------------------------------------------------------------
   Unit value                                         $ 9.85
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/EQUITY 500 INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.43
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/FRANKLIN CORE BALANCED
-------------------------------------------------------------------------
   Unit value                                         $10.07
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/FRANKLIN TEMPLETON ALLOCATION
-------------------------------------------------------------------------
   Unit value                                         $ 9.64
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/GAMCO MERGERS AND ACQUISITIONS
-------------------------------------------------------------------------
   Unit value                                         $10.19
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/GAMCO SMALL COMPANY VALUE
-------------------------------------------------------------------------
   Unit value                                         $10.23
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     1
-------------------------------------------------------------------------
 EQ/GLOBAL BOND PLUS
-------------------------------------------------------------------------
   Unit value                                         $10.06
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/GLOBAL MULTI-SECTOR EQUITY
-------------------------------------------------------------------------
   Unit value                                         $ 8.74
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/INTERMEDIATE GOVERNMENT BOND INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.19
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/INTERNATIONAL CORE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 8.29
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/INTERNATIONAL EQUITY INDEX
-------------------------------------------------------------------------
   Unit value                                         $ 8.57
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------

I-39 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-------------------------------------------------------------------------
                                         FOR THE YEAR ENDING DECEMBER 31,
                                         --------------------------------
                                                       2011
-------------------------------------------------------------------------
 EQ/INTERNATIONAL ETF
-------------------------------------------------------------------------
   Unit value                                         $ 8.53
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/INTERNATIONAL VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 8.12
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/JPMORGAN VALUE OPPORTUNITIES
-------------------------------------------------------------------------
   Unit value                                         $ 9.85
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.51
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/LARGE CAP GROWTH PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 9.88
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/LARGE CAP VALUE INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.32
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/LARGE CAP VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 9.79
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/MFS INTERNATIONAL GROWTH
-------------------------------------------------------------------------
   Unit value                                         $ 8.96
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/MID CAP INDEX
-------------------------------------------------------------------------
   Unit value                                         $10.31
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/MID CAP VALUE PLUS
-------------------------------------------------------------------------
   Unit value                                         $ 9.46
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/MONEY MARKET
-------------------------------------------------------------------------
   Unit value                                         $ 9.93
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    24
-------------------------------------------------------------------------
 EQ/MONTAG & CALDWELL GROWTH
-------------------------------------------------------------------------
   Unit value                                         $10.56
-------------------------------------------------------------------------
   Number of units outstanding (000's)                    --
-------------------------------------------------------------------------
 EQ/MORGAN STANLEY MID CAP GROWTH
-------------------------------------------------------------------------
   Unit value                                         $ 9.61
-------------------------------------------------------------------------
   Number of units outstanding (000's)                     1
-------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-40

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------------------
                                                      FOR THE YEAR ENDING DECEMBER 31,
                                                      --------------------------------
                                                                    2011
--------------------------------------------------------------------------------------
 EQ/MUTUAL LARGE CAP EQUITY
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.76
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------
 EQ/OPPENHEIMER GLOBAL
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.19
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------
 EQ/PIMCO ULTRA SHORT BOND
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.92
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------
 EQ/SMALL COMPANY INDEX
--------------------------------------------------------------------------------------
   Unit value                                                      $10.20
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------
 EQ/T. ROWE PRICE GROWTH STOCK
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.96
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  2
--------------------------------------------------------------------------------------
 EQ/TEMPLETON GLOBAL EQUITY
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.14
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------
 EQ/VAN KAMPEN COMSTOCK
--------------------------------------------------------------------------------------
   Unit value                                                      $10.08
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------
 EQ/WELLS FARGO OMEGA GROWTH
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.92
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP ASSET MANAGER: GROWTH(R) PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.41
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP CONTRAFUND(R) PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $10.06
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  5
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2015 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.96
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2020 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.93
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2025 PORTFOLIO
--------------------------------------------------------------------------------------
   Unit value                                                      $ 9.85
--------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                 --
--------------------------------------------------------------------------------------

I-41 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

-----------------------------------------------------------------------------------------
                                                         FOR THE YEAR ENDING DECEMBER 31,
                                                         --------------------------------
                                                                       2011
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP FREEDOM 2030 PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.83
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    --
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP MID CAP PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.00
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     2
-----------------------------------------------------------------------------------------
 FIDELITY(R) VIP STRATEGIC INCOME PORTFOLIO
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.16
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    --
-----------------------------------------------------------------------------------------
 FRANKLIN INCOME SECURITIES FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.29
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    --
-----------------------------------------------------------------------------------------
 FRANKLIN STRATEGIC INCOME SECURITIES FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.12
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    --
-----------------------------------------------------------------------------------------
 FRANKLIN TEMPLETON VIP FOUNDING FUNDS ALLOCATION FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.86
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    --
-----------------------------------------------------------------------------------------
 GOLDMAN SACHS VIT MID CAP VALUE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.79
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    --
-----------------------------------------------------------------------------------------
 INVESCO V.I. DIVIDEND GROWTH FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $10.18
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    --
-----------------------------------------------------------------------------------------
 INVESCO V.I. GLOBAL REAL ESTATE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 8.99
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     2
-----------------------------------------------------------------------------------------
 INVESCO V.I. HIGH YIELD FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.99
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    --
-----------------------------------------------------------------------------------------
 INVESCO V.I. INTERNATIONAL GROWTH FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.19
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                     1
-----------------------------------------------------------------------------------------
 INVESCO V.I. LEISURE FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.94
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    --
-----------------------------------------------------------------------------------------
 INVESCO V.I. MID CAP CORE EQUITY FUND
-----------------------------------------------------------------------------------------
   Unit value                                                         $ 9.67
-----------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                    --
-----------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-42

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31,
                                                       --------------------------------
                                                                     2011
---------------------------------------------------------------------------------------
 INVESCO V.I. SMALL CAP EQUITY FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $10.61
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 IVY FUNDS VIP ASSET STRATEGY
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.24
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 IVY FUNDS VIP DIVIDEND OPPORTUNITIES
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.96
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 IVY FUNDS VIP ENERGY
---------------------------------------------------------------------------------------
   Unit value                                                       $10.04
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 IVY FUNDS VIP GLOBAL NATURAL RESOURCES
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.69
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   2
---------------------------------------------------------------------------------------
 IVY FUNDS VIP HIGH INCOME
---------------------------------------------------------------------------------------
   Unit value                                                       $10.55
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   7
---------------------------------------------------------------------------------------
 IVY FUNDS VIP MID CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                                       $10.64
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 IVY FUNDS VIP SCIENCE & TECHNOLOGY
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.65
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 IVY FUNDS VIP SMALL CAP GROWTH
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.92
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 LAZARD RETIREMENT EMERGING MARKETS EQUITY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $ 8.09
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   2
---------------------------------------------------------------------------------------
 LORD ABBETT BOND DEBENTURE PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $10.36
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 LORD ABBETT CLASSIC STOCK PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.54
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 LORD ABBETT GROWTH OPPORTUNITIES PORTFOLIO (VC)
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.54
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------

I-43 APPENDIX I: CONDENSED FINANCIAL INFORMATION

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

---------------------------------------------------------------------------------------
                                                       FOR THE YEAR ENDING DECEMBER 31,
                                                       --------------------------------
                                                                     2011
---------------------------------------------------------------------------------------
 MFS(R) INTERNATIONAL VALUE PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.74
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 MFS(R) INVESTORS GROWTH STOCK SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $10.20
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 MFS(R) INVESTORS TRUST SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.95
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 MFS(R) TECHNOLOGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.20
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 MFS(R) UTILITIES SERIES
---------------------------------------------------------------------------------------
   Unit value                                                       $10.72
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   2
---------------------------------------------------------------------------------------
 MUTUAL SHARES SECURITIES FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $10.00
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 PIMCO VIT COMMODITYREALRETURN(R) STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.53
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 PIMCO VIT EMERGING MARKETS BOND PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.07
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   1
---------------------------------------------------------------------------------------
 PIMCO VIT REAL RETURN STRATEGY PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.60
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   1
---------------------------------------------------------------------------------------
 PIMCO VIT TOTAL RETURN PORTFOLIO
---------------------------------------------------------------------------------------
   Unit value                                                       $10.01
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                   8
---------------------------------------------------------------------------------------
 PROFUND VP BIOTECHNOLOGY
---------------------------------------------------------------------------------------
   Unit value                                                       $10.53
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 RYDEX|SGI VT ALTERNATIVE STRATEGIES ALLOCATION FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.65
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------
 RYDEX|SGI VT MANAGED FUTURES STRATEGY FUND
---------------------------------------------------------------------------------------
   Unit value                                                       $ 9.19
---------------------------------------------------------------------------------------
   Number of units outstanding (000's)                                  --
---------------------------------------------------------------------------------------

                                APPENDIX I: CONDENSED FINANCIAL INFORMATION I-44

UNIT VALUES AND NUMBER OF UNITS OUTSTANDING AT YEAR END FOR EACH VARIABLE INVESTMENT OPTION, EXCEPT FOR THOSE OPTIONS BEING OFFERED FOR THE FIRST TIME AFTER DECEMBER 31, 2011. (CONTINUED)

--------------------------------------------------------------------------------
                                                FOR THE YEAR ENDING DECEMBER 31,
                                                --------------------------------
                                                              2011
--------------------------------------------------------------------------------
 T.ROWE PRICE HEALTH SCIENCES PORTFOLIO II
--------------------------------------------------------------------------------
   Unit value                                                $11.53
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           --
--------------------------------------------------------------------------------
 TEMPLETON DEVELOPING MARKETS SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 8.29
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           --
--------------------------------------------------------------------------------
 TEMPLETON FOREIGN SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 8.78
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                            1
--------------------------------------------------------------------------------
 TEMPLETON GLOBAL BOND SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.76
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                            4
--------------------------------------------------------------------------------
 TEMPLETON GROWTH SECURITIES FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.22
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           --
--------------------------------------------------------------------------------
 VAN ECK VIP GLOBAL HARD ASSETS FUND
--------------------------------------------------------------------------------
   Unit value                                                $ 9.16
--------------------------------------------------------------------------------
   Number of units outstanding (000's)                           --
--------------------------------------------------------------------------------

I-45 APPENDIX I: CONDENSED FINANCIAL INFORMATION

Appendix II: Dropping or changing your Guaranteed benefits

--------------------------------------------------------------------------------

PRE-FUNDING DROP OR CHANGE

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) prior to the funding of your Protection with Investment Performance account. In general, you can drop your GIB and change your Guaranteed minimum death benefit. However, your Guaranteed minimum death benefit cannot be dropped or changed without first dropping your GIB. All requests to drop or change a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose.

-------------------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                 PRE-FUNDING DROP OF:            YOUR OPTION(S) OR RESULT          FOLLOWING THE DROP OR CHANGE
-------------------------------------------------------------------------------------------------------------------------------
GIB                          GIB                        .   You can change your death       .   You can drop the Highest
Return of Principal death                                   bene- fit to the Highest            Anni- versary Value death
   benefit                                                  Anniversary Value death             benefit, ei- ther pre-funding
                                                            benefit. If you do not make         or post-funding.
                                                            this change, the Re- turn of    .   You can drop the Return of
                                                            Principal death benefit will        Principal death benefit
                                                            remain.                             post-funding only.
-------------------------------------------------------------------------------------------------------------------------------

GIB                          GIB                        .   You can keep your Highest       .   You can drop the Highest
Highest Anniversary Value                                   Anni- versary Value death           Anni- versary Value death
   death benefit                                            benefit.                            benefit, ei- ther pre-funding
                                                                       -or-                     or post-funding.
                                                        .   You can change your death       .   You can drop the Return of
                                                            bene- fit to the Return of          Principal death benefit
                                                            Principal death benefit.            post-funding only.
-------------------------------------------------------------------------------------------------------------------------------

GIB                          Both benefits              .   The Return of Principal death   .   You can drop the Return of
Highest Anniversary Value                                   benefit will automatically          Principal death benefit post-
   death benefit                                            be- come your new guaranteed        funding only.
                                                            minimum death benefit.
-------------------------------------------------------------------------------------------------------------------------------

GIB                          GIB                        .   By dropping your GIB, you are   .   You can drop the Highest
"Greater of" death benefit                                  no longer eligible to have the      Anni- versary Value death
                                                            "Greater of" death benefit.         benefit, ei- ther pre-funding
                                                        .   You can change your death           or post-funding.
                                                            bene- fit to the Highest        .   You can drop the Return of
                                                            Anniversary Value death             Principal death benefit
                                                            benefit. If you do not make         post-funding only.
                                                            this change, the Re- turn of
                                                            Principal death benefit will
                                                            automatically become your new
                                                            guaranteed minimum death
                                                            benefit.
-------------------------------------------------------------------------------------------------------------------------------

GIB                                                     .   You can change your death       .   You can drop the Highest
"Greater of" death benefit                                  bene- fit to the Highest            Anni- versary Value death
                                                            Anniversary Value death             benefit, ei- ther pre-funding
                             Both benefits                  benefit. If you do not make         or post-funding.
                                                            this change, the Re- turn of    .   You can drop the Return of
                                                            Principal death benefit will        Principal death
                                                            automatically become your new       benefit post-funding only.
                                                            guaranteed minimum death
                                                            benefit.
-------------------------------------------------------------------------------------------------------------------------------

Highest Anniversary Value    Highest Anniversary Value  .   The Return of Principal death   .   You can drop the Return of
   death benefit             death benefit                  benefit will automatically          Principal death
                                                            be- come your new guaranteed        benefit post-funding only.
                                                            minimum death benefit.
-------------------------------------------------------------------------------------------------------------------------------

                 APPENDIX II: DROPPING OR CHANGING YOUR GUARANTEED BENEFITS II-1

---------------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                PRE-FUNDING DROP OF:              YOUR OPTION(S) OR RESULT       FOLLOWING THE DROP OR CHANGE
---------------------------------------------------------------------------------------------------------------------------
Return of Principal death   Not Applicable: The Return of
   benefit                  Prin- cipal death benefit cannot
                            be dropped prior to funding the
                            Protection with Investment Per-
                            formance account
---------------------------------------------------------------------------------------------------------------------------

POST-FUNDING DROP

The following table is designed to show your options if you decide to drop your Guaranteed benefit(s) after you have funded your Protection with Investment Performance account. In general, you can drop both your GIB and Guaranteed minimum death benefit or, in some cases, drop your GIB and retain your Guaranteed minimum death benefit. However, your Guaranteed minimum death benefit cannot be dropped without first dropping your GIB. All requests to drop a Guaranteed benefit must be submitted on an administrative form we provide for this specific purpose. Please see "Dropping or changing your Guaranteed benefits" in "Contracts features and benefits" for information on when you are eligible to drop your Guaranteed benefits after having funded your Protection with Investment Performance account.

----------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                POST-FUNDING DROP OF:/(1)/    YOUR OPTION(S) OR RESULT          FOLLOWING THE DROP
----------------------------------------------------------------------------------------------------------------------
GIB                              GIB                    .   The Return of Principal    .   You can drop the Return
Return of Principal death                                   death benefit will remain      of Principal death
   benefit                                                  in effect.                     benefit by notify- ing us
                                                                                           and taking a full
                                                                                           with- drawal of your
                                                                                           Protection with
                                                                                           Investment Performance
                                                                                           account value or making a
                                                                                           one-time transfer to the
                                                                                           Investment Per- formance
                                                                                           variable investment
                                                                                           options and the
                                                                                           guaranteed interest
                                                                                           option.
----------------------------------------------------------------------------------------------------------------------
GIB                                                     .   Your Guaranteed benefits     Not Applicable.
Return of Principal death                                   will terminate by
   benefit                                                  notifying us and taking a
                                 Both benefits              full withdrawal of your
                                                            Protection with
                                                            Investment Per- formance
                                                            account value or mak- ing
                                                            a one-time transfer to
                                                            the Investment
                                                            Performance variable
                                                            investment options and
                                                            the guaranteed interest
                                                            option.
----------------------------------------------------------------------------------------------------------------------
GIB                              GIB                    .   Your Highest Anniversary   .   You can drop the Highest
Highest Anniversary Value                                   Value death benefit            Anniver- sary Value death
   death benefit                                            remains in effect.             benefit by notifying us
                                                                                           and taking a full
                                                                                           withdrawal of your
                                                                                           Protection with
                                                                                           Investment Performance
                                                                                           account value or making a
                                                                                           one-time transfer to the
                                                                                           Invest- ment Performance
                                                                                           variable investment
                                                                                           options and the
                                                                                           guaranteed interest
                                                                                           option.
----------------------------------------------------------------------------------------------------------------------
GIB                                                     .   Your Guaranteed benefits     Not Applicable.
Highest Anniversary Value                                   will terminate by
   death benefit                                            notifying us and taking a
                                 Both benefits              full withdrawal of your
                                                            Protection with
                                                            Investment Per- formance
                                                            account value or mak- ing
                                                            a one-time transfer to
                                                            the Investment
                                                            Performance variable
                                                            investment options and
                                                            the guaranteed interest
                                                            option.
----------------------------------------------------------------------------------------------------------------------

II-2 APPENDIX II: DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

-----------------------------------------------------------------------------------------------------------------------
 GUARANTEED BENEFIT
 COMBINATION                 POST-FUNDING DROP OF:/(1)/    YOUR OPTION(S) OR RESULT          FOLLOWING THE DROP
-----------------------------------------------------------------------------------------------------------------------
GIB                          GIB                         .   By dropping your GIB, you    You can drop the Return of
"Greater of" death benefit                                   are no longer eligible to    Principal death benefit at
                                                             have the "Greater of"        a later date.
                                                             death benefit.
                                                         .   The Return of Principal
                                                             death benefit will become
                                                             your new Guaranteed
                                                             minimum death benefit.
                                                             The Return of Principal
                                                             benefit base will equal
                                                             all con- tributions and
                                                             transfers to your
                                                             Protection with
                                                             Investment Per- formance
                                                             account, adjusted for
                                                             withdrawals on a pro rata
                                                             basis.
-----------------------------------------------------------------------------------------------------------------------
GIB                                                      .   Your Guaranteed benefits     Not Applicable.
"Greater of" death benefit   Both benefits                   will terminate by
                                                             notifying us and taking a
                                                             full withdrawal of your
                                                             Protection with
                                                             Investment Per- formance
                                                             account value or mak- ing
                                                             a one-time transfer to
                                                             the Investment
                                                             Performance variable
                                                             investment options and
                                                             the guaranteed interest
                                                             option.
-----------------------------------------------------------------------------------------------------------------------
Highest Anniversary Value    Highest Anniversary Value   .   Your Guaranteed benefit      Not Applicable.
   death benefit             death benefit                   will terminate by
                                                             notifying us and taking a
                                                             full withdrawal of your
                                                             Protection with
                                                             Investment Per- formance
                                                             account value or mak- ing
                                                             a one-time transfer to
                                                             the Investment
                                                             Performance variable
                                                             investment options and
                                                             the guaranteed interest
                                                             option.
-----------------------------------------------------------------------------------------------------------------------
Return of Principal death    Return of Principal death   .   Your Guaranteed benefit      Not Applicable.
   benefit                   benefit                         will terminate by
                                                             notifying us and taking a
                                                             full withdrawal of your
                                                             Protection with
                                                             Investment Per- formance
                                                             account value or mak- ing
                                                             a one-time transfer to
                                                             the Investment
                                                             Performance variable
                                                             investment options and
                                                             the guaranteed interest
                                                             option.
-----------------------------------------------------------------------------------------------------------------------

(1)When a Guaranteed benefit (other than the Return of Principal death benefit) is dropped on any date other than a contract date anniversary, we will deduct a pro rata portion of the charge for that year.

                 APPENDIX II: DROPPING OR CHANGING YOUR GUARANTEED BENEFITS II-3

Appendix III: Purchase considerations for QP contracts

--------------------------------------------------------------------------------

Trustees who are considering the purchase of a Retirement Cornerstone(R) Series contract should discuss with their tax and ERISA advisers whether this is an appropriate investment vehicle for the employer's plan. There are significant issues in the purchase of a Retirement Cornerstone(R) Series contract in a defined benefit plan. The QP contract and this Prospectus should be reviewed in full, and the following factors, among others, should be noted. Trustees should consider whether the plan provisions permit the investment of plan assets in the QP contract, the distribution of such an annuity, the purchase of the Guaranteed benefits, and the payment of death benefits in accordance with the requirements of the federal income tax rules. Assuming continued plan qualification and operation, earnings on qualified plan assets will accumulate value on a tax-deferred basis even if the plan is not funded by the Retirement Cornerstone(R) Series QP contract or another annuity contract. Therefore, you should purchase a Retirement Cornerstone(R) Series QP contract to fund a plan for the contract's features and benefits and not for tax deferral, after considering the relative costs and benefits of annuity contracts and other types of arrangements and funding vehicles.

This QP contract accepts only transfer contributions from other investments within an existing qualified plan trust. We will not accept ongoing payroll contributions or contributions directly from the employer. For 401(k) plans, no employee after-tax contributions are accepted. A "designated Roth contribution account" is not available in the QP contract. Checks written on accounts held in the name of the employer instead of the plan or the trust will not be accepted. Only one additional transfer contribution may be made per contract year.

If amounts attributable to an excess or mistaken contribution must be withdrawn, either or both of the following may apply: (1) withdrawal charges; or (2) benefit base adjustments to a Guaranteed benefit. If in a defined benefit plan the plan's actuary determines that an overfunding in the QP contract has occurred, then any transfers of plan assets out of the QP contract may also result in withdrawal charges or benefit base adjustments on the amount being transferred.

In order to purchase the QP contract for a defined benefit plan, the plan's actuary will be required to determine a current dollar value of each plan participant's accrued benefit so that individual contracts may be established for each plan participant. We do not permit defined contribution or defined benefit plans to pool plan assets attributable to the accrued benefits of multiple plan participants.

For defined benefit plans, the maximum percentage of actuarial value of the plan participant's normal retirement benefit that can be funded by a QP contract is 80%. The total account value under a QP contract may at any time be more or less than the lump sum actuarial equivalent of the accrued benefit for a defined benefit plan participant. AXA Equitable does not guarantee that the Total account value under a QP contract will at any time equal the actuarial value of 80% of a participant/employee's accrued benefit.

While the contract is owned by the plan trust, all payments under the contract will be made to the defined benefit plan trust owner. If the plan rolls over a contract into an IRA for the benefit of a former plan participant through a contract conversion, prior to the contract conversion, it is the plan's responsibility to adjust the value of the contract to the actuarial equivalent of the participant's benefit.

AXA Equitable's only role is that of the issuer of the contract. AXA Equitable is not the plan administrator. AXA Equitable will not perform or provide any plan recordkeeping services with respect to the QP contracts. The plan's administrator will be solely responsible for performing or providing for all such services. There is no loan feature offered under the QP contracts, so if the plan provides for loans and a participant takes a loan from the plan, other plan assets must be used as the source of the loan and any loan repayments must be credited to other investment vehicles and/or accounts available under the plan. AXA Equitable will never make payments under a QP contract to any person other than the plan trust owner.

Given that required minimum distributions ("RMDs") must generally commence from the plan for annuitants after age 70 1/2, trustees should consider the following in connection with the GIB:

..   whether RMDs the plan administrator must make under QP contracts would cause withdrawals to be treated as Excess withdrawals and reduce the value of the Guaranteed benefits;

..   that provisions in the Treasury Regulations on RMDs require that the actuarial present value of additional annuity contract benefits be added to the dollar amount credited for purposes of calculating RMDs. This could increase the amounts required to be distributed; and

..   that if the Protection with Investment Performance account value goes to zero as provided under the contract, resulting payments will be made to the trustee and that portion of the Retirement Cornerstone(R) Series contract may not be rollover eligible.

Finally, because the method of purchasing the QP contract, including the large initial contribution, and the features of the QP contract may appeal more to plan participants/employees who are older and tend to be highly paid, and because certain features of the QP contract are available only to plan participants/employees who meet certain minimum and/or maximum age requirements, plan trustees should discuss with their advisers whether the purchase of the QP contract would cause the plan to engage in prohibited discrimination in contributions, benefits or otherwise.

III-1 APPENDIX III: PURCHASE CONSIDERATIONS FOR QP CONTRACTS

Appendix IV: Guaranteed benefit base examples

--------------------------------------------------------------------------------

Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, no transfers and no withdrawals, the Guaranteed minimum death benefit bases and Guaranteed income benefit base for an owner age 60 would be calculated as follows:

---------------------------------------------------------------------------------------------------------
                                                                                        GUARANTEED INCOME
                                        GUARANTEED MINIMUM DEATH BENEFIT                     BENEFIT
                          --------------------------------------------------------      -----------------

          PROTECTION WITH
            INVESTMENT                       HIGHEST       ROLL-UP TO
END OF      PERFORMANCE    RETURN OF       ANNIVERSARY       AGE 85        "GREATER
CONTRACT      ACCOUNT      PRINCIPAL      VALUE BENEFIT     BENEFIT       OF" BENEFIT      GIB BENEFIT
 YEAR          VALUE      BENEFIT BASE        BASE            BASE           BASE             BASE
---------------------------------------------------------------------------------------------------------
   1         $103,000       $100,000/(1)/   $103,000/(2)/    $104,000     $104,000/(5)/     $104,000
---------------------------------------------------------------------------------------------------------

   2         $107,120       $100,000/(1)/   $107,120/(2)/    $108,160     $108,160/(5)/     $108,160
---------------------------------------------------------------------------------------------------------

   3         $113,547       $100,000/(1)/   $113,547/(2)/  $113,547/(4)/  $113,547/(5)/     $113,547
---------------------------------------------------------------------------------------------------------

   4         $120,360       $100,000/(1)/   $120,360/(2)/  $120,360/(4)/  $120,360/(5)/     $120,360
---------------------------------------------------------------------------------------------------------

   5         $128,785       $100,000/(1)/   $128,785/(2)/  $128,785/(4)/  $128,785/(5)/     $128,785
---------------------------------------------------------------------------------------------------------

   6         $126,210       $100,000/(1)/   $128,785/(3)/    $133,937     $133,937/(5)/     $133,937
---------------------------------------------------------------------------------------------------------

   7         $128,734       $100,000/(1)/   $128,785/(3)/    $139,294     $139,294/(5)/     $139,294
---------------------------------------------------------------------------------------------------------

PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE

The Protection with Investment Performance account values for contract years 1 through 7 are based on hypothetical rates of return of 3.00%, 4.00%, 6.00%, 6.00%, 7.00%, (2.00)%, and 2.00%, respectively. We are using these rates solely to illustrate how the benefit is calculated. The rates of return bear no relationship to past or future investment results.

For example, at the end of contract year 1, the Protection with Investment Performance account value equals $103,000
Calculated as follows: $100,000 x (1+3.00%) = $103,000

Your applicable death benefit in connection with the Protection with Investment Performance variable investment options is equal to the Protection with Investment Performance account value or the Guaranteed minimum death benefit base, if greater.

GUARANTEED INCOME BENEFIT

GIB BENEFIT BASE

The example assumes no withdrawals under the contract, therefore the Deferral bonus Roll-up rate would apply. At the end of contract year 1, the GIB benefit base is equal to the initial contribution to the Protection with Investment Performance account, multiplied by [1+ the Deferral bonus Roll-up rate of 4.00%]. For contract years 2, 6 and 7, the GIB benefit base is equal to the previous year's GIB benefit base multiplied by [1+ the Deferral bonus Roll-up rate of 4.00%]. At the end of contract years 3 through 5, the GIB benefit base is reset to the current Protection with Investment Performance account value.

For example:

..   At the end of contract year 2, the GIB benefit base equals $108,160
  Calculated as follows: $104,000 x (1+4.00%) = $108,160

..   At the end of contract year 4, the GIB benefit base equals $120,360
  The GIB benefit base is being 'reset' to equal the Protection with Investment Performance account value of $120,360

                              APPENDIX IV: GUARANTEED BENEFIT BASE EXAMPLES IV-1

GUARANTEED MINIMUM DEATH BENEFIT

RETURN OF PRINCIPAL BENEFIT BASE

(1)At the end of contract years 1 through 7, the Return of Principal death benefit base is equal to the initial contribution to the Protection with Investment Performance account variable investment options.

HIGHEST ANNIVERSARY VALUE BENEFIT BASE

(2)At the end of contract years 1 through 5, the Highest Anniversary Value benefit base is equal to the current Protection with Investment Performance account value.

    For example:

  . At the end of contract year 2, the Highest Anniversary Value benefit base equals the Protection with Investment Performance account value of $107,120.

(3)At the end of contract year 6 and 7, the benefit base is equal to the Highest Anniversary Value benefit base at the end of the prior year since it is higher than the current Protection with Investment Performance account value.

    For example:

  . At the end of contract year 6, the Highest Anniversary Value benefit base equals $128,785, or the Highest Anniversary Value benefit base at the end of contract year 5.

ROLL-UP TO AGE 85 BENEFIT BASE

The example assumes no withdrawals under the contract, therefore the Deferral bonus Roll-up rate would apply. The Deferral bonus Roll-up rate for the Roll-up to age 85 benefit base is assumed to be the Deferral bonus Roll-up rate, which is 4.00%. At the end of contract year 1, the Roll-up to age 85 benefit base is equal to the initial contribution to the Protection with Investment Performance account, multiplied by [1 + the Deferral Bonus Roll-up rate of 4.00%]. At the end of contract years 2, 6 and 7, the Roll-up to age 85 benefit base is equal to the previous year's Roll-up to age 85 benefit base, multiplied by [1 + the Deferral bonus Roll-up rate of 4.00%]. At the end of contract years 3 through 5, the Roll-up to age 85 benefit base is reset to the current Protection with Investment Performance account value.

For example:

  .   At the end of contract year 2, Roll-up to age 85 benefit base equals
      $108,160
       Calculated as follows: $104,000 x (1+4.00%) = $108,160

(4)At the end of contract year 4, the Roll-up to age 85 benefit base is reset to the current account value.

  .   At the end of contract year 4, Roll-up to age 85 benefit base equals
      $120,360
       The GIB benefit base is being 'reset' to equal the Protection with Investment Performance account value of $120,360


"GREATER OF" DEATH BENEFIT BASE

The "Greater of" death benefit base is the greater of (i) the Roll-up to age 85 benefit base, and (ii) the Highest Anniversary Value benefit base.

(5)At the end of contract years 1 through 7, the "Greater of" death benefit base is based on the Roll-up to age 85 benefit base.

    For example:

  . At the end of contract year 6, the "Greater of" death benefit base equals the Roll-up to age 85 benefit base of $133,937.

IV-2 APPENDIX VI: GUARANTEED BENEFIT BASE EXAMPLES

Appendix V: Hypothetical illustrations

--------------------------------------------------------------------------------

  ILLUSTRATION OF ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED MINIMUM BENEFITS

The following tables illustrate the changes in account values (Investment Performance account value and Protection with Investment Performance account value), cash value and the values of the "Greater of" death benefit, the Guaranteed income benefit ("GIB"), and the Annual withdrawal amount, under certain hypothetical circumstances for the Retirement Cornerstone(R) Series contracts (Series B, Series L, Series CP(R), Series C, and Series ADV). The tables illustrate the operation of the contract based on a male, issue age 65, who makes a single $100,000 contribution and takes no withdrawals. Also, the tables illustrate that $60,000 is allocated to the Protection with Investment Performance variable investment options, and $40,000 is allocated to the Investment Performance variable investment options. The amounts shown are for the beginning of each contract year and assume that all of the account values are invested in Portfolios that achieve investment returns at constant gross annual rates of 0% and 6% (i.e., before any investment management fees, 12b-1 fees or other expenses are deducted from the underlying Portfolio assets). After the deduction of the arithmetic average of the investment management fees, 12b-1 fees and other expenses of all of the underlying portfolios (as described below), the corresponding net annual rates of return would be (2.36)%, 3.64% for the Series B Protection with Investment Performance variable investment options and (2.40)%, 3.60% for the Series B Investment Performance variable investment options; (2.71)%, 3.29% for the Series L Protection with Investment Performance variable investment options and (2.75)%, 3.25% for the Series L Investment Performance variable investment options; (2.61)%, 3.39% for the Series CP(R) Protection with Investment Performance variable investment options and (2.65)%, 3.35% for the Series CP(R) Investment Performance variable investment options; (2.76)%, 3.24% for the Series C Protection with Investment Performance variable investment options and (2.80)%, 3.20% for the Series C Investment Performance variable investment options ; (1.71)%, 4.29% for the Series ADV Protection with Investment Performance variable investment options and (1.75)%, 4.25% for the Series ADV Investment Performance variable investment options at the 0% and 6% gross annual rates, respectively.

These net annual rates of return reflect the trust and separate account level charges, but they do not reflect the charges we deduct from your Protection with Investment Performance account value annually for the "Greater of" death benefit and GIB features, as well as the annual administrative charge. If the net annual rates of return did reflect these charges, the net annual rates of return shown would be lower; however, the values shown in the following tables reflect the following contract charges: the "Greater of" death benefit charge, the GIB charge, any applicable administrative charge and withdrawal charge. Please note that charges for the "Greater of" death benefit and GIB are always deducted from the Protection with Investment Performance account value.

The values shown under "Next Year's Annual withdrawal amount" for ages 70 through 95 reflect the Annual withdrawal amount available without reducing the "Greater of" death benefit base or GIB benefit base. A "0" under the Protection with Investment Performance account value column at age 95 indicates that the "Greater of" death benefit has terminated due to insufficient account value. However, the Lifetime GIB payments under the GIB have begun, and the owner is receiving lifetime payments.

With respect to fees and expenses deducted from assets of the underlying portfolios, the amounts shown in all tables reflect (1) investment management fees equivalent to an effective annual rate of 0.31% for the Protection with Investment Performance variable investment options (for each Series) and of 0.57% for the Investment Performance variable investment options (for each Series), (2) an assumed average asset charge for all other expenses of the underlying portfolios equivalent to an effective annual rate of 0.50% for the Protection with Investment Performance variable investment options (for each Series) and 0.29% for the Investment Performance variable investment options (for each Series) and (3) 12b-1 fees equivalent to an effective annual rate of 0.25% for the Protection with Investment Performance variable investment options (for each Series) and 0.24% for the Investment Performance variable investment options (for each Series). These rates are the arithmetic average for all Portfolios that are available as investment options. In other words, they are based on the hypothetical assumption that account values are allocated equally among the Protection with Investment Performance variable investment options and Investment Performance variable investment options, respectively. The actual rates associated with any contract will vary depending upon the actual allocation of the Total account value among the investment options. These rates do not reflect expense limitation arrangements in effect with respect to certain of the underlying portfolios as described in the prospectuses for the underlying portfolios. With these arrangements, the charges shown above would be lower. This would result in higher values than those shown in the following tables.

Because your circumstances will no doubt differ from those in the illustrations that follow, values under your contract will differ, in most cases substantially. Please note that in certain states, we apply annuity purchase factors that are not based on the sex of the annuitant. Upon request, we will furnish you with a personalized illustration.

                                      APPENDIX V: HYPOTHETICAL ILLUSTRATIONS V-1

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE(R) - SERIES B
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED INCOME BENEFIT

---------------------------------------------------------------------------------------------------------------
                                                                  PROTECT        GUARANTEE

                             PROTECTION WITH
                INVESTMENT    INVESTMENT                                                         NEXT YEAR'S
     CONTRACT  PERFORMANCE    PERFORMANCE                      "GREATER OF"     GIB BENEFIT   ANNUAL WITHDRAWAL
AGE    YEAR   ACCOUNT VALUE  ACCOUNT VALUE   CASH VALUE /(+)/  DEATH BENEFIT       BASE            AMOUNT
---------------------------------------------------------------------------------------------------------------
                0%     6%      0%      6%      0%      6%       0%      6%      0%      6%      0%       6%
---------------------------------------------------------------------------------------------------------------
65       0    40,000  40,000 60,000  60,000  93,000   93,000   60,000  60,000  60,000  60,000       0         0

66       1    39,039  41,439 57,397  60,997  89,437   95,437   62,400  62,400  62,400  62,400   2,496     2,496

67       2    38,102  42,931 54,809  61,984  85,911   97,914   64,896  64,896  64,896  64,896   2,596     2,596

68       3    37,187  44,476 52,232  62,956  83,419  101,432   67,492  67,492  67,492  67,492   2,700     2,700

69       4    36,294  46,076 49,665  63,913  79,959  103,990   70,192  70,192  70,192  70,192   2,808     2,808

70       5    35,423  47,734 47,105  64,852  77,528  107,586   72,999  72,999  72,999  72,999   2,920     2,920

71       6    34,572  49,452 44,550  65,769  76,122  112,221   75,919  75,919  75,919  75,919   3,037     3,037

72       7    33,742  51,232 41,998  66,662  74,740  116,894   78,956  78,956  78,956  78,956   3,158     3,158

73       8    32,932  53,076 39,446  67,527  72,377  120,602   82,114  82,114  82,114  82,114   3,285     3,285

74       9    32,141  54,986 36,892  68,361  69,032  123,347   85,399  85,399  85,399  85,399   3,416     3,416

75      10    31,369  56,964 34,333  69,161  65,702  126,125   88,815  88,815  88,815  88,815   3,553     3,553

80      15    27,749  67,979 21,382  72,498  49,131  140,477  108,057 108,057 108,057 108,057   4,322     4,322

85      20    24,570  81,124  7,921  74,278  32,492  155,402  131,467 131,467 131,467 131,467   5,259     5,259

90      25    21,755  96,810      0  74,550  21,755  171,359        0 131,467       0 159,950 *$7,394     6,398

95      30    19,262 115,529      0  73,239  19,262  188,768        0 131,467       0 194,604   7,394 **$11,676
---------------------------------------------------------------------------------------------------------------

(+)The Cash Values shown are equal to the Total account value, less any applicable withdrawal charges.
*  Payments of $7,394 will continue as lifetime payments
** Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

V-2 APPENDIX V: HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE(R) - SERIES L
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED INCOME BENEFIT

-----------------------------------------------------------------------------------------------------------------
                                                                  PROTECT             GUARANTEE

                             PROTECTION WITH
                INVESTMENT    INVESTMENT                                                           NEXT YEAR'S
     CONTRACT  PERFORMANCE    PERFORMANCE                      "GREATER OF"      GIB BENEFIT    ANNUAL WITHDRAWAL
AGE    YEAR   ACCOUNT VALUE  ACCOUNT VALUE   CASH VALUE /(+)/  DEATH BENEFIT        BASE             AMOUNT
-----------------------------------------------------------------------------------------------------------------
                0%     6%      0%      6%      0%      6%       0%      6%      0%       6%       0%       6%
-----------------------------------------------------------------------------------------------------------------
65       0    40,000  40,000 60,000  60,000  92,000   92,000   60,000  60,000  60,000   60,000        0         0

66       1    38,899  41,299 57,187  60,787  88,087   94,087   62,400  62,400  62,400   62,400    2,496     2,496

67       2    37,829  42,641 54,404  61,553  85,233   97,194   64,896  64,896  64,896   64,896    2,596     2,596

68       3    36,788  44,026 51,646  62,295  82,435  100,321   67,492  67,492  67,492   67,492    2,700     2,700

69       4    35,776  45,457 48,912  63,010  79,688  103,467   70,192  70,192  70,192   70,192    2,808     2,808

70       5    34,792  46,934 46,199  63,695  80,991  110,628   72,999  72,999  72,999   72,999    2,920     2,920

71       6    33,835  48,458 43,503  64,347  77,338  112,805   75,919  75,919  75,919   75,919    3,037     3,037

72       7    32,904  50,033 40,824  64,963  73,727  114,995   78,956  78,956  78,956   78,956    3,158     3,158

73       8    31,999  51,658 38,156  65,539  70,155  117,197   82,114  82,114  82,114   82,114    3,285     3,285

74       9    31,118  53,336 35,499  66,071  66,617  119,407   85,399  85,399  85,399   85,399    3,416     3,416

75      10    30,262  55,069 32,849  66,556  63,111  121,625   88,815  88,815  88,815   88,815    3,553     3,553

80      15    26,292  64,614 19,607  68,117  45,899  132,732  108,057 108,057 108,057  108,057    4,322     4,322

85      20    22,865  75,815  6,111  67,758  28,976  143,573  131,467 131,467 131,467  131,467    5,259     5,259

90      25    19,884  88,956      0  65,493  19,884  154,449        0 131,467       0  159,950  *$7,394     6,398

95      30    17,291 104,376      0  61,205  17,291  165,581        0 131,467       0  194,604    7,394 **$11,676
-----------------------------------------------------------------------------------------------------------------

(+)The Cash Values shown are equal to the Total account value, less any applicable withdrawal charges.
*  Payments of $7,394 will continue as lifetime payments
** Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                                      APPENDIX V: HYPOTHETICAL ILLUSTRATIONS V-3

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE - SERIES CP(R)
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED INCOME BENEFIT

-----------------------------------------------------------------------------------------------------------------
                                                                  PROTECT             GUARANTEE

                             PROTECTION WITH
                INVESTMENT    INVESTMENT                                                           NEXT YEAR'S
     CONTRACT  PERFORMANCE    PERFORMANCE                      "GREATER OF"      GIB BENEFIT    ANNUAL WITHDRAWAL
AGE    YEAR   ACCOUNT VALUE  ACCOUNT VALUE   CASH VALUE /(+)/  DEATH BENEFIT        BASE             AMOUNT
-----------------------------------------------------------------------------------------------------------------
                0%     6%      0%      6%      0%      6%       0%      6%      0%       6%       0%       6%
-----------------------------------------------------------------------------------------------------------------
65       0    41,600  41,600 62,400  62,400  96,000   96,000   60,000  60,000  60,000   60,000        0         0

66       1    40,497  42,993 59,585  63,320  92,082   98,313   62,400  63,311  62,400   62,400    2,496     2,496

67       2    39,423  44,433 56,796  64,233  88,219  100,665   64,896  64,896  64,896   64,896    2,596     2,596

68       3    38,378  45,921 54,030  65,127  85,408  104,047   67,492  67,492  67,492   67,492    2,700     2,700

69       4    37,361  47,458 51,285  66,000  82,646  107,458   70,192  70,192  70,192   70,192    2,808     2,808

70       5    36,370  49,048 48,559  66,849  79,929  110,897   72,999  72,999  72,999   72,999    2,920     2,920

71       6    35,406  50,690 45,848  67,672  77,254  114,362   75,919  75,919  75,919   75,919    3,037     3,037

72       7    34,467  52,388 43,151  68,464  74,618  117,852   78,956  78,956  78,956   78,956    3,158     3,158

73       8    33,553  54,142 40,463  69,224  72,017  121,366   82,114  82,114  82,114   82,114    3,285     3,285

74       9    32,664  55,955 37,784  69,947  69,448  124,902   85,399  85,399  85,399   85,399    3,416     3,416

75      10    31,798  57,829 35,110  70,630  66,908  128,458   88,815  88,815  88,815   88,815    3,553     3,553

80      15    27,770  68,182 21,718  73,289  49,488  141,471  108,057 108,057 108,057  108,057    4,322     4,322

85      20    24,275  80,389  8,027  74,232  32,302  154,621  131,467 131,467 131,467  131,467    5,259     5,259

90      25    21,220  94,781      0  73,499  21,220  168,280        0 131,467       0  159,950  *$7,394     6,398

95      30    18,548 111,750      0  71,006  18,548  182,755        0 131,467       0  194,604    7,394 **$11,676
-----------------------------------------------------------------------------------------------------------------

(+)The Cash Values shown are equal to the Total account value, less any applicable withdrawal charges.
*  Payments of $7,394 will continue as lifetime payments
** Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

V-4 APPENDIX V: HYPOTHETICAL ILLUSTRATIONS

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE(R) - SERIES C
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED INCOME BENEFIT

--------------------------------------------------------------------------------------------------------------
                                                                 PROTECT        GUARANTEE

                             PROTECTION WITH
                INVESTMENT    INVESTMENT                                                        NEXT YEAR'S
     CONTRACT  PERFORMANCE    PERFORMANCE                     "GREATER OF"     GIB BENEFIT   ANNUAL WITHDRAWAL
AGE    YEAR   ACCOUNT VALUE  ACCOUNT VALUE    CASH VALUE//    DEATH BENEFIT       BASE            AMOUNT
--------------------------------------------------------------------------------------------------------------
                0%     6%      0%      6%      0%      6%      0%      6%      0%      6%      0%       6%
--------------------------------------------------------------------------------------------------------------
65       0    40,000  40,000 60,000  60,000  100,000 100,000  60,000  60,000  60,000  60,000       0         0

66       1    38,879  41,279 57,157  60,757   96,037 102,037  62,400  62,400  62,400  62,400   2,496     2,496

67       2    37,790  42,600 54,346  61,492   92,136 104,092  64,896  64,896  64,896  64,896   2,596     2,596

68       3    36,732  43,963 51,563  62,201   88,294 106,163  67,492  67,492  67,492  67,492   2,700     2,700

69       4    35,703  45,369 48,805  62,882   84,508 108,250  70,192  70,192  70,192  70,192   2,808     2,808

70       5    34,703  46,820 46,070  63,531   80,773 110,351  72,999  72,999  72,999  72,999   2,920     2,920

71       6    33,731  48,318 43,355  64,146   77,086 112,463  75,919  75,919  75,919  75,919   3,037     3,037

72       7    32,786  49,863 40,658  64,723   73,444 114,586  78,956  78,956  78,956  78,956   3,158     3,158

73       8    31,867  51,458 37,975  65,259   69,842 116,717  82,114  82,114  82,114  82,114   3,285     3,285

74       9    30,975  53,104 35,304  65,749   66,278 118,853  85,399  85,399  85,399  85,399   3,416     3,416

75      10    30,107  54,803 32,641  66,191   62,748 120,994  88,815  88,815  88,815  88,815   3,553     3,553

80      15    26,090  64,147 19,362  67,509   45,451 131,656 108,057 108,057 108,057 108,057   4,322     4,322

85      20    22,631  75,084  5,864  66,864   28,495 141,947 131,467 131,467 131,467 131,467   5,259     5,259

90      25    19,630  87,886      0  64,265   19,630 152,150       0 131,467       0 159,950 *$7,394     6,398

95      30    17,026 102,870      0  59,594   17,026 162,464       0 131,467       0 194,604   7,394 **$11,676
--------------------------------------------------------------------------------------------------------------

*  Payments of $7,394 will continue as lifetime payments
** Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

                                      APPENDIX V: HYPOTHETICAL ILLUSTRATIONS V-5

ILLUSTRATION OF TOTAL ACCOUNT VALUES, CASH VALUES AND CERTAIN GUARANTEED
BENEFITS

VARIABLE DEFERRED ANNUITY
RETIREMENT CORNERSTONE(R) - SERIES ADV
$100,000 SINGLE CONTRIBUTION AND NO WITHDRAWALS
MALE, ISSUE AGE 65
BENEFITS:
   "GREATER OF" DEATH BENEFIT
   GUARANTEED MINIMUM INCOME BENEFIT

--------------------------------------------------------------------------------------------------------------
                                                                 PROTECT                 GUARANTEE

                             PROTECTION WITH
                INVESTMENT    INVESTMENT                                                        NEXT YEAR'S
     CONTRACT  PERFORMANCE    PERFORMANCE                     "GREATER OF"    GMIB BENEFIT   ANNUAL WITHDRAWAL
AGE    YEAR   ACCOUNT VALUE  ACCOUNT VALUE     CASH VALUE     DEATH BENEFIT       BASE            AMOUNT
--------------------------------------------------------------------------------------------------------------
                0%     6%      0%      6%      0%      6%      0%      6%      0%      6%      0%       6%
--------------------------------------------------------------------------------------------------------------
65       0    40,000  40,000 60,000  60,000  100,000 100,000  60,000  60,000  60,000  60,000       0         0

66       1    39,299  41,699 57,787  61,387   97,087 103,087  62,400  62,400  62,400  62,400   2,496     2,496

67       2    38,611  43,471 55,565  62,787   94,176 106,258  64,896  64,896  64,896  64,896   2,596     2,596

68       3    37,935  45,318 53,332  64,197   91,267 109,515  67,492  67,492  67,492  67,492   2,700     2,700

69       4    37,271  47,244 51,085  65,616   88,356 112,860  70,192  70,192  70,192  70,192   2,808     2,808

70       5    36,618  49,251 48,824  67,043   85,442 116,294  72,999  72,999  72,999  72,999   2,920     2,920

71       6    35,977  51,343 46,546  68,476   82,522 119,819  75,919  75,919  75,919  75,919   3,037     3,037

72       7    35,347  53,525 44,249  69,912   79,596 123,437  78,956  78,956  78,956  78,956   3,158     3,158

73       8    34,728  55,799 41,931  71,350   76,659 127,149  82,114  82,114  82,114  82,114   3,285     3,285

74       9    34,119  58,170 39,591  72,787   73,710 130,957  85,399  85,399  85,399  85,399   3,416     3,416

75      10    33,522  60,641 37,226  74,221   70,748 134,862  88,815  88,815  88,815  88,815   3,553     3,553

80      15    30,688  74,666 24,949  81,238   55,637 155,903 108,057 108,057 108,057 108,057   4,322     4,322

85      20    28,063  91,934 11,695  87,657   39,758 179,590 131,467 131,467 131,467 131,467   5,259     5,259

90      25    25,688 113,195      0  93,691   25,688 206,886       0 131,467 159,950 159,950   7,998     6,398

95      30    23,513 139,374      0  99,479   23,513 238,853       0 131,467       0 194,604 *$7,998 **$11,676
--------------------------------------------------------------------------------------------------------------

*  Payments of $7,998 will continue as lifetime payments
** Payments of at least $11,676 will continue as lifetime payments

THE HYPOTHETICAL INVESTMENT RESULTS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RESULTS. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING INVESTMENT ALLOCATIONS MADE BY THE OWNER. THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE, INVESTMENT PERFORMANCE ACCOUNT VALUE, CASH VALUE AND GUARANTEED BENEFITS FOR A CONTRACT WOULD BE DIFFERENT FROM THE ONES SHOWN IF THE ACTUAL GROSS RATE OF INVESTMENT RETURN AVERAGED 0% OR 6% OVER A PERIOD OF YEARS, BUT ALSO FLUCTUATED ABOVE OR BELOW THE AVERAGE FOR INDIVIDUAL CONTRACT YEARS. WE CAN MAKE NO REPRESENTATION THAT THESE HYPOTHETICAL INVESTMENT RESULTS CAN BE ACHIEVED FOR ANY ONE YEAR OR CONTINUED OVER ANY PERIOD OF TIME. IN FACT, FOR ANY GIVEN PERIOD OF TIME, THE INVESTMENT RESULTS COULD BE NEGATIVE.

V-6 APPENDIX V: HYPOTHETICAL ILLUSTRATIONS

Appendix VI: State contract availability and/or variations of certain features and benefits

--------------------------------------------------------------------------------

The following information is a summary of the states where the Retirement Cornerstone(R) Series contracts or certain features and/or benefits are either not available as of the date of this Prospectus or vary from the contract's features and benefits as previously described in this Prospectus. Certain features and/or benefits may have been approved in your state after your contract was issued and cannot be added. Please contact your financial professional for more information about availability in your state.

STATES WHERE CERTAIN RETIREMENT CORNERSTONE(R) SERIES CONTRACTS' FEATURES AND/OR BENEFITS ARE NOT AVAILABLE OR VARY:

-------------------------------------------------------------------------
 STATE      FEATURES AND BENEFITS          AVAILABILITY OR VARIATION
-------------------------------------------------------------------------
ARIZONA     See "Your right to cancel      If you reside in Arizona and
            within a certain number of     you are age 65 or older at
            days" in "Contract features    the time the contract is
            and benefits"                  issued, you may return your
                                           Re-tirement Cornerstone(R)
                                           Series contract within 30
                                           days from the date that you
                                           receive it and receive a
                                           refund of your Total account
                                           value. This is also referred
                                           to as the "free look" period.
-------------------------------------------------------------------------
CALIFORNIA  See "Your right to cancel      If you reside in the state of
            within a certain number of     California and you are age 60
            days" in "Contract features    or older at the time the
            and benefits"                  contract is issued, you may
                                           return your Retirement
                                           Cornerstone(R) Series
                                           contract within 30 days from
                                           the date that you receive it
                                           and receive a refund as
                                           described below. This is also
                                           referred to as the "free
                                           look" period.

                                           If you allocate your entire
                                           initial contribution to the
                                           EQ/Money Market variable
                                           investment option (and/or
                                           guaranteed interest option,
                                           if available), the amount of
                                           your refund will be equal to
                                           your contribution, unless you
                                           make a transfer, in which
                                           case the amount of your
                                           refund will be equal to your
                                           Total account value on the
                                           date we receive your request
                                           to cancel at our processing
                                           office. This amount could be
                                           less than your initial
                                           contribution. If you allocate
                                           any portion of your initial
                                           contribution to the variable
                                           investment options (other
                                           than the EQ/Money Market
                                           variable investment option),
                                           your refund will be equal to
                                           your Total account value on
                                           the date we receive your
                                           request to cancel at our
                                           processing office.

                                           "RETURN OF CONTRIBUTION" FREE
                                           LOOK TREATMENT AVAILABLE
                                           THROUGH CERTAIN SELLING
                                           BROKER-DEALERS

                                           Certain selling
                                           broker-dealers offer an
                                           allocation method designed to
                                           preserve your right to a
                                           return of your con-tributions
                                           during the free look period.
                                           At the time of application,
                                           you will instruct your
                                           financial professional as to
                                           how your initial contribution
                                           and any subsequent
                                           con-tributions should be
                                           treated for the purpose of
                                           maintaining your free look
                                           right under the contract.
                                           Please consult your financial
                                           professional to learn more
                                           about the availability of
                                           "return of contribution" free
                                           look treatment.

                                           If you choose "return of
                                           contribution" free look
                                           treatment of your contract,
                                           we will allocate your entire
                                           contribution and any
                                           subsequent contributions made
                                           during the 40-day period
                                           following the contract date,
                                           to the EQ/Money Mar-ket
                                           investment option. In the
                                           event you choose to exercise
                                           your free look right under
                                           the contract, you will
                                           receive a refund equal to
                                           your contributions.
-------------------------------------------------------------------------

                            APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
                                VARIATIONS OF CERTAIN FEATURES AND BENEFITS VI-1

--------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS          AVAILABILITY OR VARIATION
--------------------------------------------------------------------------
CALIFORNIA                                  If you choose the "return of
(CONTINUED)                                 contribution" free look
                                            treat-ment and your contract
                                            is still in effect on the
                                            40th day (or next Business
                                            Day) following the contract
                                            date, we will automatically
                                            reallocate your account value
                                            to the invest-ment options
                                            chosen on your application.

                                            Any transfers made prior to
                                            the expiration of the 30-day
                                            free look will terminate your
                                            right to "return of
                                            con-tribution" treatment in
                                            the event you choose to
                                            exercise your free look right
                                            under the contract. Any
                                            transfer made prior to the
                                            40th day following the
                                            contract date will cancel the
                                            automatic reallocation on the
                                            40th day (or next busi-ness
                                            day) following the contract
                                            date described above. If you
                                            do not want AXA Equitable to
                                            perform this scheduled
                                            one-time re-allocation, you
                                            must call one of our customer
                                            service representatives at 1
                                            (800) 789-7771 before the
                                            40th day following the
                                            contract date to cancel.

             See "Disability, terminal      The withdrawal charge waivers
             illness, or confinement to a   under items (i) and (iii) do
             nursing home" under            not apply.
             "Withdrawal charge" in
             "Charges and expenses"

             See "Transfers of ownership,   Guaranteed benefits do not
             collateral assignments, loans  terminate upon a change of
             and borrowing" in "More        owner or absolute assignment
             information"                   of the contract. Guaranteed
                                            benefits will continue to be
                                            based on the original
                                            measur-ing life (i.e., owner,
                                            older joint owner, annuitant,
                                            older joint annuitant).
--------------------------------------------------------------------------
CONNECTICUT  See "Charge for each           The charge for transfers does
             additional transfer in excess  not apply.
             of 12 transfers per contract
             year" in "Fee table" and
             "Transfer charge" in "Charges
             and expenses"

             See "Credits" (for Series      The following situation in
             CP(R) contracts only) in       which we would normally
             "Contract features and         recover the credits does not
             benefits" and "Your annuity    apply:
             payout options" in "Accessing  .   If you start receiving
             your money"                        annuity payments within
                                                three years of making any
                                                contribution, we will
                                                recover the credit that
                                                applies to any
                                                contribution made within
                                                the prior three years.

                                            As a result of this, we will
                                            apply the contract's cash
                                            value, not the account value,
                                            to the supplementary contract
                                            for the periodic payments.

                                            Credits applied to
                                            contributions made within one
                                            year of death of the owner
                                            (or older joint owner, if
                                            applicable) will not be
                                            recovered. However, any
                                            applicable contract with-
                                            drawal charges will continue
                                            to apply to those
                                            contributions.

             See "Disability, terminal      For Series B, CP(R) and L
             illness, or confinement to a   contracts:
             nursing home" under
             "Withdrawal charge" in         The withdrawal charge waiver
             "Charges and expenses"         under item (i) does not apply.

                                            For Series CP(R) contracts:

                                            The withdrawal charge waivers
                                            under items (ii) and (iii) do
                                            not apply in the first
                                            contract year.

             See "Transfers of ownership,   The following is added to
             collateral assignments, loans  this section:
             and borrowing" in "More
             information"                   Your contract cannot be
                                            assigned to an institutional
                                            investor or settlement
                                            company, either directly or
                                            indirectly.
--------------------------------------------------------------------------
FLORIDA See "How you can purchase and In the second paragraph of contribute to your con-tract" this section, item (ii)
             in "Contract features and      regarding the $2,500,000
             benefits"                      limitation on contributions
                                            is deleted. The remainder of
                                            this section is unchanged.
--------------------------------------------------------------------------

     APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
VI-2 VARIATIONS OF CERTAIN FEATURES AND BENEFITS

--------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS          AVAILABILITY OR VARIATION
--------------------------------------------------------------------------
FLORIDA      See "Credits (for Series       If you elect to receive
(CONTINUED)  CP(R) contracts)" in           annuity payments within five
             "Contract fea-tures and        years of the contract date,
             benefits"                      we will recover the credit
                                            that applies to any
                                            contribution made in those
                                            five years. If you elect to
                                            receive annuity payments
                                            after five years from the
                                            contract date and within
                                            three years of making any
                                            contribution, we will recover
                                            the credit that applies to
                                            any contribution made within
                                            the prior three years.

             See "When to expect payments"  For any payment we defer for
             in "Accessing your money"      more than 30 days, we will
                                            pay interest to that payment
                                            based on an annual interest
                                            rate that is equal to, or
                                            greater than, the Moody's
                                            Corpo-rate Bond Yield Average
                                            Monthly Corporate Rate.

             See "Selecting an annuity      The following sentence
             payout option" under "Your     replaces the first sentence
             annuity payout options" in     of the second paragraph in
             "Accessing your money"         this section:

                                            You can choose the date
                                            annuity payments begin but it
                                            may not be earlier than
                                            twelve months from the
                                            Retirement Cornerstone(R)
                                            Series contract date.

             See "Your right to cancel      If you reside in Florida and
             within a certain number of     you are age 65 and older at
             days" in "Contract features    the time the contract is
             and benefits"                  issued, you may cancel your
                                            variable annuity contract and
                                            return it to us within 21
                                            days from the date that you
                                            receive it. You will receive
                                            an unconditional refund equal
                                            to the cash surrender value
                                            provided in the annuity
                                            contract, plus any fees or
                                            charges deducted from the
                                            contributions or imposed
                                            under the contract.

                                            If you reside in Florida and
                                            you are age 64 or younger at
                                            the time the contract is
                                            issued, you may cancel your
                                            varia-ble annuity contract
                                            and return it to us within 14
                                            days from the date that you
                                            receive it. You will receive
                                            an uncondi-tional refund
                                            equal to your contributions,
                                            including any contract fees
                                            or charges.

             See "Withdrawal charge" under  If you are age 65 and older
             "Charges that AXA Equi-table   at the time your contract is
             deducts" in "Charges and       is-sued, the applicable
             expenses"                      withdrawal charge will not
                                            exceed 10% of the amount
                                            withdrawn. In addition, no
                                            charge will apply after the
                                            end of the 10th contract year
                                            or 10 years after a
                                            contribution is made,
                                            whichever is later.

             See "Transfers of ownership,   Your Guaranteed benefits will
             collateral assignments, loans  terminate with all transfers
             and borrowing" in "More        of ownership, even with a
             information"                   change of owner from a trust
                                            to an individual.
--------------------------------------------------------------------------
ILLINOIS     See "Selecting an annuity      The following sentence
             payout option" under "Your     replaces the first sentence
             annuity payout options" in     of the second paragraph in
             "Accessing your money"         this section:

                                            You can choose the date
                                            annuity payments begin but it
                                            may not be earlier than
                                            twelve months from your
                                            Retire-ment Cornerstone(R)
                                            Series contract date.

             See "Credits (for Series       If you elect to receive
             CP(R) contracts)" in           annuity payments within five
             "Contract fea-tures and        years of the contract date,
             benefits"                      we will recover the credit
                                            that applies to any
                                            contribution made in those
                                            five years. If you elect to
                                            receive annuity payments
                                            after five years from the
                                            contract date and within
                                            three years of making any
                                            contribution, we will recover
                                            the credit that applies to
                                            any contribution made within
                                            the prior three years.

             See "When to expect payments"  For any payment we defer for
             in "Accessing your money"      more than 30 days, we will
                                            pay interest to that payment
                                            based on an annual interest
                                            rate that is equal to, or
                                            greater than, the Moody's
                                            Corpo-rate Bond Yield Average
                                            Monthly Corporate Rate.
--------------------------------------------------------------------------

                            APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
                                VARIATIONS OF CERTAIN FEATURES AND BENEFITS VI-3

--------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS          AVAILABILITY OR VARIATION
--------------------------------------------------------------------------
ILLINOIS     Notice to all Illinois         Illinois law provides that a
(CONTINUED)  contract owners                spouse in a civil union and a
                                            spouse in a marriage are to
                                            be treated identically. For
                                            pur-poses of your contract,
                                            when we use the term
                                            "married", we include
                                            "parties to a civil union"
                                            and when we use the word
                                            "spouse" we include "parties
                                            to a civil union". While
                                            civil union spouses are
                                            afforded the same rights as
                                            married spouses under
                                            Illinois law, tax-related
                                            advantages such as spousal
                                            continuation are derived from
                                            federal tax law. Illi-nois'
                                            Civil Union Law does not and
                                            cannot alter federal law. The
                                            federal Defense of Marriage
                                            Act excludes civil unions and
                                            civil union partners from the
                                            meaning of the word
                                            "marriage" or "spouse" in all
                                            federal laws. Therefore, a
                                            civil union spouse does not
                                            qualify for the same tax
                                            advan-tages provided to a
                                            married spouse under federal
                                            law, in-cluding the tax
                                            benefits afforded to the
                                            surviving spouse of an owner
                                            of an annuity contract or any
                                            rights under speci-fied
                                            tax-favored savings or
                                            retirement plans or
                                            arrange-ments.
--------------------------------------------------------------------------
MONTANA      See "Appendix IV:              The annuity purchase factors
             Hypothetical illustrations"    are applied on a unisex basis
                                            in determining the amount
                                            payable under a Guaranteed
                                            benefit.
--------------------------------------------------------------------------
NEW YORK     See "Greater of" death         The "Greater of" death
             benefit in "Definitions of     benefit is not available. The
             key terms", in "Guaranteed     only Guaranteed minimum death
             minimum death benefits" and    benefits that are available
             throughout this Prospectus.    are the Return of Principal
                                            death benefit and the Highest
                                            Anni- versary Value death
                                            benefit. Both of these death
                                            benefits are available in
                                            combination with the
                                            Guaranteed income benefit.
                                            They are also available
                                            without the Guaranteed income
                                            benefit.

             See "Guaranteed interest       For Series CP(R) contracts
             option"under "What are your    only:
             investment options under the   The Guaranteed interest
             contract?" in "Contract        option is not available.
             fea-tures and benefits"

             See "Dollar cost averaging"    For Series CP(R) contracts
             in "Contract features and      only:
             benefits"                      Investment Simplifier is not
                                            available.

             See "Guaranteed income         The issue ages for owners who
             benefit" and "Guaranteed       elect the Highest Anniver-
             mini-mum death benefits" in    sary Value death benefit with
             "Contract features and         the GIB are 35-75 for all
             benefits"                      Ser-ies except Series CP(R)
                                            (35-70). The issue ages for
                                            owners who elect the Highest
                                            Anniversary Value death
                                            benefit while opting out of
                                            the GIB are 0-75 for all
                                            Series except Series CP(R)
                                            (0-70). If you do not select
                                            the Highest Anniver- sary
                                            Value death benefit, the
                                            Return of Principal death
                                            benefit will be automatically
                                            issued with all eligible con-
                                            tracts. Eligible contracts
                                            are those that meet the owner
                                            and annuitant issue age
                                            requirements. Currently, ages
                                            0-75 for all Series except
                                            Series CP(R) (0-70).

             See "Guaranteed minimum death  The charge for the Highest
             benefit charge" in "Fee        Anniversary Value death
             Table" and "Highest            benefit is 0.35%.
             Anniversary death benefit"
             under "Charges that AXA
             Equitable deducts" in
             "Charges and expenses."

             See "Allocating your           The Protection with
             contributions" and             Investment Performance
             "Guaranteed in-come benefit"   account can be funded at any
             in "Contract features and      time. However, the first
             benefits"                      Deferral bonus Roll-up amount
                                            or Annual Roll-up amount (as
                                            applicable) will be credited
                                            on the contract date
                                            anniversary that fol- lows
                                            the owner's 50th birthday.
                                            See below for more details.

             See "Credits" in "Contract     For Series CP(R) contracts
             features and benefits"         only:

                                            The "Indication of Intent"
                                            approach to first year
                                            contribu- tions in connection
                                            with the contribution
                                            crediting rate is not
                                            available.
--------------------------------------------------------------------------

     APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
VI-4 VARIATIONS OF CERTAIN FEATURES AND BENEFITS

--------------------------------------------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
--------------------------------------------------------------------------------------------------------------------------
NEW YORK                                         If the owner (or older joint owner, if applicable) dies during the
(CONTINUED)                                      one-year period following our receipt of a contribution to which a credit was applied, we will recover all or a portion of the amount of such Credit from the account value, based on the number of full months that elapse between the time we receive the contribution and the owner's (or older joint owner's, if applicable) death, as follows:
                                                          Number of Months                   Percentage of Credit
                                                          ----------------                   --------------------
                                                                 0                                   100%
                                                                 1                                   100%
                                                                 2                                   99%
                                                                 3                                   98%
                                                                 4                                   97%
                                                                 5                                   96%
                                                                 6                                   95%
                                                                 7                                   94%
                                                                 8                                   93%
                                                                 9                                   92%
                                                                 10                                  91%
                                                                 11                                  90%
                                                                 12                                  89%

                                                 We will not recover the credit on subsequent contributions made within
                                                 3 years prior to annuitization.

             See "Guaranteed income benefit" in  The Guaranteed income benefit is issued with all eligible contracts
             "Contract features and benefits"    unless you tell us you do not want it (or "opt out").

                                                 For Series B, Series L, Series C and Series ADV contracts: Issue age:
                                                 35-75

                                                 For Series CP(R) contracts: Issue age: 35-70
             See "GIB benefit base" under        Your GIB benefit base stops "rolling up" on the contract date
             "Guaranteed income ben- efit" in    anniversary follow-ing the owner's (or older joint owner's, if
             "Contract features and benefits"    applicable) 90th birthday or at con-tract maturity, if earlier.

                                                 Prior to the contract year in which the owner (or older joint owner, if applicable) reaches age 50, there is no crediting of the Deferral bonus Roll-up amount or Annual Roll-up amount to the GIB benefit base.
                                                 Any Deferral bonus Roll-up amount or any Annual Roll-up amount will not be part of the GIB benefit base calculation until the contract year in which the owner (or older joint owner, if applicable) reaches age 50. The first Deferral bonus Roll-up amount and Annual Roll-up amount are calculated on the contract date anniversary preceding the owner's 50th birthday. The applicable amount is added to the GIB benefit base on the contract date anniversary that follows the owner's
                                                 50th birthday.

                                                 For the GIB, there are caps on the GIB benefit base, which are based on a percentage of total contributions to the Protection with
                                                 Investment Performance account:

                                                 Initial Funding Age                  Cap Amount
                                                 -------------------                  ----------
                                                 35-55                                250% on GIB benefit base
                                                 56+                                  No Cap on GIB benefit base
--------------------------------------------------------------------------------------------------------------------------

                            APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
                                VARIATIONS OF CERTAIN FEATURES AND BENEFITS VI-5

-------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
-------------------------------------------------------------------------------------
NEW YORK                                         The cap is determined by the age
(CONTINUED)                                      of the owner at the time of first
                                                 funding of the Protection with
                                                 Investment Perfor- mance account.
                                                 If the Protection with Investment
                                                 Perform-ance account is funded at
                                                 age 56 or greater there is no cap.
                                                 If the Protection with Investment
                                                 Performance account is funded at
                                                 ages 35 to 55, the cap percentage
                                                 is set to 250% of the GIB benefit
                                                 base and does not change for the
                                                 life of the contract, unless there
                                                 is a GIB benefit base reset at age
                                                 56 or greater. If there is a GIB
                                                 benefit base reset at age 56 or
                                                 greater, there is no cap,
                                                 regardless of the age of the owner
                                                 at first funding. If there is a
                                                 GIB benefit base re-set prior to
                                                 age 56, the GIB benefit base will
                                                 be capped at 250%, multiplied by
                                                 the Protection with Investment
                                                 Per-formance account value at time
                                                 of the GIB benefit base reset,
                                                 plus 250% of all contributions and
                                                 transfers made to the Protection
                                                 with Investment Performance
                                                 Account after the reset. Neither a
                                                 GIB benefit base reset nor
                                                 withdrawals from your Protection
                                                 with Investment Performance
                                                 account will lower the cap amount.

                                                 Beginning with the contract year
                                                 in which the owner turns age 50,
                                                 or if later, the first funding of
                                                 the Protection with Investment
                                                 Performance account:

                                                   The Roll-up amount on the GIB
                                                   benefit base will be pro- rated
                                                   for all transfers and/or
                                                   contributions to the
                                                   Pro- tection with Investment
                                                   Performance account received
                                                   during that contract year. The
                                                   amount of the transfer and/or
                                                   contribution will be added to
                                                   your GIB benefit base on the
                                                   business day it is received, but
                                                   will not in- crease the
                                                   beginning of year Annual Roll-up
                                                   amount (or Annual withdrawal
                                                   amount, if applicable) in that
                                                   con- tract year.

  See "Annual Roll-up       The Annual Roll-up rate will be used to calculate your
  rate" under "Guaranteed   Annual withdrawal amount, including in the contract years
  income benefit" in        prior to age 50 when your GIB benefit base is not being
  "Contract features and    credited with a Roll-up amount.
  benefits"

  See "GIB benefit base     Your GIB benefit base will automatically "reset" to equal
  reset" under "Guaranteed  your Protection with Investment Performance account
  income benefit" in        value, if higher, on each contract date anniversary from
  "Contract features and    your contract date, up to the contract date anniversary
  benefits"                 following your 90th birthday.

  See "Lifetime GIB         The GIB guarantees annual lifetime payments ("Lifetime
  payments" under           GIB payments"), which will begin at the earliest of:
  "Guaranteed income
  benefit" in "Contract
  features and benefits"

                            (i)the next contract year following the date your Pro-
                               tection with Investment Performance account goes to
                               zero (except as the result of an Excess withdrawal);

                            (ii)the contract date anniversary following your 90th
                                birthday; and
-------------------------------------------------------------------------------------------

     APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
VI-6 VARIATIONS OF CERTAIN FEATURES AND BENEFITS

-----------------------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS     AVAILABILITY OR VARIATION
-----------------------------------------------------------------------------------------------------
NEW YORK                               (iii)your contract's maturity date.
(CONTINUED)
                                       Your Lifetime GIB payments are calculated by applying a
                                       percentage to your GIB benefit base. If your Protection with
                                       Investment Performance account value is zero, we will use
                                       your GIB benefit base as of the day your Protection with
                                       Investment Performance account was reduced to zero. The
                                       percentage is based on your age (or for Joint life contracts, the age of the younger spouse), as follows:

                                         Age               Single Life           Joint Life
                                         ---               -----------           ----------
                                       Up to 85                4%                  3.25%
                                        86-90                  5%                    4%

             See "How withdrawals      EFFECT OF WITHDRAWALS ON YOUR GIB BENEFIT BASE
             affect your Guaranteed
             benefits" in "Contract
             features and benefits"

                                       Prior to the contract year in which the owner turns age 50, withdrawals will reduce your GIB benefit base on a dollar-
                                       for-dollar basis up to the Annual withdrawal amount. The
                                       portion of a withdrawal in excess of the Annual withdrawal amount will reduce your GIB benefit base on a pro rata
                                       basis. A withdrawal from your Protection with Investment
                                       Performance account in the first contract year in which the
                                       Protection with Investment Performance account is funded
                                       will reduce your GIB benefit base on a pro rata basis (this is an Excess withdrawal).

                                       Any withdrawals taken from your Protection with
                                       Investment Performance account prior to the contract year
                                       in which the owner turns age 50 that are less than the
                                       Annual withdrawal amount will not result in any crediting
                                       of the GIB benefit base at the end of the contract year.
                                       Also, any withdrawals taken from your Protection with
                                       Investment Performance account prior to the contract year
                                       in which the owner turns age 50 will result in your GIB
                                       benefit base becoming ineligible for any Deferral bonus
                                       Roll-up amount.

                                      EFFECT OF WITHDRAWALS ON YOUR HIGHEST
                                      ANNIVERSARY VALUE DEATH BENEFIT (IF
                                      ELECTED WITH THE GIB)

                                      If you have the GIB with the Highest
                                      Anniversary Value death benefit,
                                      withdrawals from the Protection with
                                      Investment Performance account will
                                      reduce both the GIB benefit base and the Highest Anniversary Value death benefit base on a pro rata basis in the first contract year in which the Protection with Investment Performance account is funded.

                                      .   For withdrawals taken from the
                                          Protection with Invest- ment
                                          Performance account prior to the
                                          contract year in which the owner
                                          turns 50, the following applies:

                                         -- Beginning on the first day of the
                                            contract year that follows the
                                            contract year in which the
                                            Protection with Investment
                                            Performance account is first
                                            funded, withdrawals up to the
                                            Annual withdrawal amount will
                                            reduce both the GIB benefit base
                                            and the Highest Anniversary Value
                                            benefit base on a dollar-for-dollar
                                            basis. The portion of any
                                            with- drawal in excess of your
                                            Annual withdrawal amount will
                                            reduce your GIB benefit base and
                                            your Highest Anniversary Value
                                            benefit base on a pro rata basis as
                                            of the date of the withdrawal.
-----------------------------------------------------------------------------------------------------------------------

                            APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
                                VARIATIONS OF CERTAIN FEATURES AND BENEFITS VI-7

---------------------------------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
---------------------------------------------------------------------------------------------------------------
NEW YORK                                         .   For withdrawals taken from the Protection with
(CONTINUED)                                          Invest- ment Performance account beginning with the
                                                     con- tract year in which the owner turns 50, the
                                                     following applies:

                                                    -- Beginning on the first day of the contract year that
                                                       follows the contract year in which the Pro- tection
                                                       with Investment Performance account is first funded,
                                                       withdrawals up to the Annual with- drawal amount will
                                                       reduce the Highest Anniver- sary Value benefit base on
                                                       a dollar-for-dollar basis. Please note that withdrawing
                                                       up to your Annual withdrawal amount does not reduce
                                                       your GIB benefit base. However, the portion of any
                                                       withdrawal in excess of your Annual withdrawal amount
                                                       will reduce your GIB benefit base and your Highest
                                                       Anniversary Value benefit base on a pro rata basis as
                                                       of the date of the withdrawal.

                                                 If you do not opt out of the GIB but decide to drop it after having funded it, the withdrawal treatment for the Highest
                                                 Anniversary Value death benefit becomes pro rata. Begin-ning in the first contract year, for withdrawals taken from the
                                                 Protection with Investment Performance account through our
                                                 Automatic RMD service, the GIB benefit base and the Highest
                                                 Anniversary Value benefit base will be reduced on a
                                                 dollar-for-dollar basis.

                                                 EFFECT OF WITHDRAWALS ON YOUR HIGHEST ANNIVERSARY VALUE DEATH
                                                 BENEFIT (IF ELECTED WITHOUT THE GIB)

                                                 If you elect the Highest Anniversary Value death benefit and have opted out of the GIB, withdrawals from your Protection with Investment Performance account will always reduce your
                                                 Highest Anniversary Value benefit base on a pro rata basis.

                                                 EFFECT OF WITHDRAWALS ON YOUR RETURN OF PRINCIPAL DEATH
                                                 BENEFIT

                                                 The effect of withdrawals from the Protection with Investment
                                                 Performance account is on a pro rata basis only.

             See "Automatic payment plans"       The Maximum Payment Plan and the Customized Payment Plan are
             under "Withdrawing your money" in   not available until the contract year in which the owner (or
             "Accessing your money"              older joint owner, if applicable) turns age 50 or, if later, the contract year that follows the contract year in which the
                                                 Protection with Investment Performance account is first
                                                 funded.

             See "Selecting an annuity payout    For Series CP(R) contracts only:
             option" under "Your annuity payout  The earliest date annuity payments may begin is 13 months
             option" in "Accessing your money"   from the issue date.

             See "Annuity maturity date" under   The maturity date is the contract date anniversary that
             "Your annuity payout options" in    follows the annuitant's birthday, as follows:
             "Accessing your money"

                                                                            Maximum
                                                        Issue Age           Annuitization age
                                                        ---------           -----------------
                                                        0-80                90
                                                        81                  91
                                                        82                  92
                                                        83                  93
                                                        84                  94
                                                        85                  95
---------------------------------------------------------------------------------------------------------------

     APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
VI-8 VARIATIONS OF CERTAIN FEATURES AND BENEFITS

------------------------------------------------------------------------------------------------------------------------------
              FEATURES AND
 STATE        BENEFITS        AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------------------------------------------------
NEW YORK                      For Series CP(R) contracts:
(CONTINUED)                   The maturity date is the contract date anniversary that
                              follows the annuitant's 90th birthday.
              See "Charges
              and expenses"   Deductions for charges from the guaranteed interest option are not permitted.

              See             Item (i) is deleted and replaced with the following: An owner
              "Disability,    (or older joint owner, if applicable) has qualified to
              terminal        receive Social Security disability benefits as certified by
              illness, or     the Social Security Administration or meets the definition of confinement to  a total disability as specified in the contract. To qualify, a nursing home" a re-certification statement from a physician will be required every 12 months from the date disability is
                              determined.

              See "Transfers  Collateral assignments are not limited to the period prior to
              of ownership,   the first contract date anniversary. You may assign all or a
              collateral      portion of your NQ contract at any time, pursuant to the
              assignments,    terms described in this Prospectus.
              loans and
              borrowing" in
              "More
              information"
------------------------------------------------------------------------------------------------------------------------------
NORTH DAKOTA  See "Your       If you reside in North Dakota at the time the contract is
              right to        issued, you may return your Retirement Cornerstone(R) Series
              cancel within   contract within 20 days from the date that you receive it and
              a certain       receive your Total account value.
              number of
              days" in
              "Contract
              features and
              benefits"
------------------------------------------------------------------------------------------------------------------------------

OREGON  See "Types of   Qualified Plan ("QP") contracts are not available for all
        contracts" in   Series contracts.
        "What is the
        Retirement
        Cornerstone(R)
        Series?" on
        the Prospectus
        cover.

        See "Credits"   The last sentence of the second full paragraph is deleted.
        (for Series     A credit will be applied in connection with a partial
        CP(R)           conver- sion of a traditional IRA contract to a Roth IRA
        contracts       contract.
        only) in
        "Contract
        features and
        benefits"

        See             For Series B, CP(R) and L contracts:
        "Retirement     In these sections and throughout the Prospectus, please
        Cornerstone(R)  note that contributions can only be made in the first
        Series at a     contract year.
        glance -- key
        features";
        "How you can
        make
        contributions"
        in "Con- tract
        features and
        benefits" and
        "How you can
        purchase and
        contribute to
        your contract"
        in "Contract
        features and
        benefits"

        See "Selecting  For Series B, CP(R) and L contracts:
        an annuity
        payout option"
        under "Your
        annuity payout
        options" in
        "Accessing
        your money"

                        You can choose the date annuity payments begin, but it may not be earlier than seven years from the Series B con-tract issue date, four years from the Series L contract issue date, or nine years from the Series CP(R) contract issue date.

                        No withdrawal charge is imposed if you select a non-life contingent period certain payout annuity.

                        If the payout annuity benefit is based on the age or sex of the owner and/or annuitant, and that information is later
                        found not to be correct, we will adjust the payout annuity benefit on the basis of the correct age or sex. We will
                        ad-just the number or amount of payout annuity benefit
                        pay-ments, or any amount of the payout annuity benefit
                        payments, or any amount used to provide the payout annu-
                        ity benefit, or any combination of these approaches. If we have overpaid you, we will charge that overpayment against future payments, while if we have underpaid you, we will
                        add additional amounts to future payments. Our liability
                        will be limited to the correct information and the actual
                        amounts used to provide the benefits.
------------------------------------------------------------------------------------

                            APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
                                VARIATIONS OF CERTAIN FEATURES AND BENEFITS VI-9

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------
OREGON       See "Lifetime required minimum      The following replaces the last
(CONTINUED)  distribution withdrawals" under     paragraph:
             "Withdrawing your account value"    We generally will not impose a
             in "Accessing your money"           withdrawal charge on mini-mum
                                                 distribution withdrawals even if
                                                 you are not enrolled in our
                                                 automatic RMD service, except if,
                                                 when added to a lump sum
                                                 withdrawal previously taken in the
                                                 same contract year, the minimum
                                                 distribution withdrawals exceed
                                                 the free withdrawal amount. In
                                                 order to avoid a withdrawal charge
                                                 in connection with minimum
                                                 distribution withdrawals out- side
                                                 of our automatic RMD service, you
                                                 must notify us us-ing our
                                                 withdrawal request form. Such
                                                 minimum distribu- tion withdrawals
                                                 must be based solely on your
                                                 contract's Total account value.

             See "Withdrawal charge" in          A withdrawal charge will never
             "Charges and expenses"              apply to the contract's Total
                                                 account value at the time an
                                                 annuity payout option is selected.
                                                 This is because the contract can
                                                 only be annuitized if all
                                                 withdrawal charges have expired.
                                                 See the discussion regarding when
                                                 your contract can be annuitized.

             See "Misstatement of age" in "More  The second sentence regarding the
             information"                        rescission of Guaran- teed
                                                 benefits is deleted in its
                                                 entirety.

             See "Transfer of ownership          The first sentence of the fourth
             collateral assignments, loans and   paragraph is deleted. The
             borrowing": in "More information"   Retirement Cornerstone(R) contract
                                                 can be assigned unless otherwise
                                                 restricted for tax qualification
                                                 purposes.
------------------------------------------------------------------------------------
PUERTO RICO  Beneficiary continuation option     Not Available
             (IRA)

             IRA and Roth IRA                    Available for direct rollovers
                                                 from U.S. source 401(a) plans and
                                                 direct transfers from the same
                                                 type of U.S. source IRAs.

             QP (Defined Benefit) contracts      Not Available
             (For Series B, Series CP(R) and
             Series L contracts only)

             See "Purchase considerations for a  We do not offer Retirement
             charitable remainder trust" under   Cornerstone(R) Series contracts to
             "Owner and annuitant requirements"  charitable remainder trusts in in "Contract features and benefits" Puerto Rico.

             See "How you can make               Specific requirements for
             contributions" in "Contract         purchasing QP contracts in Puerto
             features and benefits" (For Series  Rico are outlined below in
             B, Series CP(R) and Series L        "Purchase considerations for QP
             contracts only)                     (Defined Contribution) contracts
                                                 in Puerto Rico".

             See "Guaranteed income benefit" in  Restrictions for the GIB on a
             "Contract features and benefits"    Puerto Rico QPDC contract are
             (For Series B, Series CP(R) and     described below, under "Purchase
             Series L contracts only)            considerations for QP (Defined
                                                 Contribution) contracts in Puerto
                                                 Rico", and in your contract.

             See "Lifetime required minimum      This option is not available with
             distribution withdrawals" under     QPDC contracts.
             "Withdrawing your account value"
             in "Accessing your money" (For
             Series B, Series CP(R) and Series
             L contracts only)

             See "Transfers of ownership,        Transfers of ownership of QP
             collateral assignments, loans and   contracts are governed by Puerto
             borrowing" in "More information"    Rico law. Please consult your tax,
             (For Series B, Series CP(R) and     legal or plan advisor if you
             Series L contracts only)            intend to transfer ownership of
                                                 your contract.

             "Purchase considerations for QP     PURCHASE CONSIDERATIONS FOR QP
             (Defined Contribution) contracts    (DEFINED CON-TRIBUTION) CONTRACTS
             in Puerto Rico"--this section       IN PUERTO RICO:
             replaces "Appendix II: Purchase
             considerations for QP contracts"    Trustees who are considering the
             in this Pro-spectus. (For Series    purchase of a Retirement
             B, Series CP(R) and Series L        Cornerstone(R) Series QP contract
             contracts only)                     in Puerto Rico should discuss with
                                                 their tax, legal and plan advisors
                                                 whether this is an appropriate
                                                 investment vehicle for the
                                                 employer's plan. Trustees should
                                                 consider whether the plan
                                                 provisions permit the investment
                                                 of plan assets in the QP contract,
                                                 the Guaranteed income benefit, and
                                                 the payment of death benefits in
                                                 accordance with the requirements
                                                 of Puerto Rico income tax rules.
                                                 The QP contract and this
                                                 Prospectus should be reviewed in
                                                 full, and the following factors,
                                                 among others, should be noted.
------------------------------------------------------------------------------------

      APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
VI-10 VARIATIONS OF CERTAIN FEATURES AND BENEFITS

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------
PUERTO RICO                                      LIMITS ON CONTRACT OWNERSHIP:
(CONTINUED)                                      .   The QP contract is offered
                                                     only as a funding vehicle to
                                                     qualified plan trusts of
                                                     single participant defined
                                                     con- tribution plans that are
                                                     tax-qualified under Puerto
                                                     Rico law, not United States
                                                     law. The contract is not
                                                     avail- able to US qualified
                                                     plans or to defined benefit
                                                     plans qualifying under Puerto
                                                     Rico law.

                                                 .   The QP contract owner is the
                                                     qualified plan trust. The
                                                     annuitant under the contract
                                                     is the self-employed Puerto
                                                     Rico resident, who is the sole
                                                     plan participant.

                                                 .   This product should not be
                                                     purchased if the self-
                                                     employed individual
                                                     anticipates having additional
                                                     em- ployees become eligible
                                                     for the plan. We will not
                                                     allow additional contracts to
                                                     be issued for participants
                                                     other than the original
                                                     business owner.

                                                 .   If the business that sponsors
                                                     the plan adds another employee
                                                     who becomes eligible for the
                                                     plan, no further contributions
                                                     may be made to the contract.
                                                     If the em- ployer moves the
                                                     funds to another funding
                                                     vehicle that can accommodate
                                                     more than one employee, this
                                                     move could result in surrender
                                                     charges, if applicable, and
                                                     the loss of guaranteed
                                                     benefits in the contract.

                                                 LIMITS ON CONTRIBUTIONS:
                                                 .   All contributions must be
                                                     direct transfers from other
                                                     investments within an existing
                                                     qualified plan trust.

                                                 .   Employer payroll contributions
                                                     are not accepted.

                                                 .   Only one additional transfer
                                                     contribution may be made per
                                                     contract year.

                                                 .   Checks written on accounts
                                                     held in the name of the
                                                     employer instead of the plan
                                                     or the trustee will not be
                                                     accepted.

                                                 .   As mentioned above, if a new
                                                     employee becomes eligi- ble
                                                     for the plan, the trustee will
                                                     not be permitted to make any
                                                     further contributions to the
                                                     contract estab- lished for the
                                                     original business owner.

                                                 LIMITS ON PAYMENTS:
                                                 .   Loans are not available under
                                                     the contract.

                                                 .   All payments are made to the
                                                     plan trust as owner, even
                                                     though the plan
                                                     participant/annuitant is the
                                                     ulti- mate recipient of the
                                                     benefit payment.

                                                 .   AXA Equitable does no tax
                                                     reporting or withholding of
                                                     any kind. The plan
                                                     administrator or trustee will
                                                     be solely responsible for
                                                     performing or providing for
                                                     all such services.

                                                 .   AXA Equitable does not offer
                                                     contracts that qualify as IRAs
                                                     under Puerto Rico law. The
                                                     plan trust will exercise the
                                                     GIB and must continue to hold
                                                     the supplementary contract for
                                                     the duration of the GIB
                                                     payments.

                                                 PLAN TERMINATION:

                                                 .   If the plan participant
                                                     terminates the business, and
                                                     as a result wishes to
                                                     terminate the plan, the trust
                                                     would have to be kept in
                                                     existence to receive payments.
                                                     This could create expenses for
                                                     the plan.
------------------------------------------------------------------------------------

                           APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
                               VARIATIONS OF CERTAIN FEATURES AND BENEFITS VI-11

------------------------------------------------------------------------------------
 STATE       FEATURES AND BENEFITS               AVAILABILITY OR VARIATION
------------------------------------------------------------------------------------
PUERTO RICO                                      .   If the plan participant
(CONTINUED)                                          terminates the plan and the
                                                     trust is dissolved, or if the
                                                     plan trustee (which may or may
                                                     not be the same as the plan
                                                     participant) is unwilling to
                                                     accept payment to the plan
                                                     trust for any reason, AXA
                                                     Equitable would have to change
                                                     the contract from a Puerto
                                                     Rico QP to NQ in order to make
                                                     payments to the individual as
                                                     the new owner. Depending on
                                                     when this occurs, it could be
                                                     a taxable distribution from
                                                     the plan, with a potential tax
                                                     of the entire account value of
                                                     the contract. Puerto Rico
                                                     income tax withholding and
                                                     reporting by the plan trustee
                                                     could apply to the
                                                     dis- tribution transaction.

                                                 .   If the plan trust is receiving
                                                     GIB payments and the trust is
                                                     subsequently terminated,
                                                     transforming the contract into
                                                     an individually owned NQ
                                                     contract, the trustee would be
                                                     responsible for the applicable
                                                     Puerto Rico income tax
                                                     withholding and reporting on
                                                     the present value of the
                                                     remaining annuity payment
                                                     stream.

                                                 .   AXA Equitable is a U.S.
                                                     insurance company, therefore
                                                     distributions under the NQ
                                                     contract could be subject to
                                                     United States taxation and
                                                     withholding on a "taxable
                                                     amount not determined" basis.
------------------------------------------------------------------------------------

      APPENDIX VI: STATE CONTRACT AVAILABILITY AND/OR
VI-12 VARIATIONS OF CERTAIN FEATURES AND BENEFITS

Appendix VII: Examples of Automatic payment plans

--------------------------------------------------------------------------------

The following examples illustrate the amount of the automatic withdrawals that would be taken under the various payment plans described in "Accessing your money" under "Automatic payment plans." The examples assume a $100,000 allocation to the Protection with Investment Performance variable investment options with assumed investment performance of 0%. (The last example assumes an allocation to the Investment Performance account.) The examples show how the different automatic payment plans can be used without reducing your GIB benefit base. The examples are based on the applicable Roll-up rate shown below and assumes that the GIB benefit base does not reset. Also, the examples reflect the effect on both the GIB benefit base and the Roll-up to age 85 benefit base (used in the calculation of the "Greater of" death benefit).

MAXIMUM PAYMENT PLAN

FULL ANNUAL WITHDRAWAL AMOUNT PAYMENT

Under this payment plan, you will receive the Annual withdrawal amounts as scheduled payments. In this example, the "Withdrawal" column reflects the Annual withdrawal amounts for the years shown. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GIB benefit base" by the "Annual Roll-up rate" in effect for each year.

-------------------------------------------------------------------------------
      DEFERRAL BONUS
      ROLL-UP RATE/
          ANNUAL     BEGINNING OF YEAR GIB            PERCENTAGE OF GIB BENEFIT
YEAR   ROLL-UP RATE      BENEFIT BASE      WITHDRAWAL      BASE WITHDRAWN
-------------------------------------------------------------------------------
1       4.80%/(a)/         $100,000          $    0             0.00%
2       4.30%/(a)/         $104,800          $    0             0.00%
3       5.20%/(a)/         $109,306          $    0             0.00%
4       5.40%/(a)/         $114,990          $    0             0.00%
5       5.00%/(a)/         $121,200          $    0             0.00%
6       5.40%/(b)/         $127,260          $6,872             5.40%
7       5.20%/(b)/         $127,260          $6,618             5.20%
8       4.70%/(b)/         $127,260          $5,981             4.70%
9       6.00%/(b)/         $127,260          $7,636             6.00%
10      7.30%/(b)/         $127,260          $9,290             7.30%
-------------------------------------------------------------------------------

(a)the Deferral bonus Roll-up rate applies.
(b)the Annual Roll-up rate applies.

CUSTOMIZED PAYMENT PLANS

GUARANTEED MINIMUM PERCENTAGE

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on withdrawal percentage that is fixed at the lowest guaranteed Deferral bonus Roll-up rate or Annual Roll-up rate of 4.00%. In this example, amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GIB benefit base" by 4.00%.

-------------------------------------------------------------------------------
      DEFERRAL BONUS
      ROLL-UP RATE/
          ANNUAL     BEGINNING OF YEAR GIB            PERCENTAGE OF GIB BENEFIT
YEAR   ROLL-UP RATE      BENEFIT BASE      WITHDRAWAL      BASE WITHDRAWN
-------------------------------------------------------------------------------
 1      4.80%/(a)/         $100,000          $    0             0.00%
 2      4.30%/(a)/         $104,800          $    0             0.00%
 3      5.20%/(a)/         $109,306          $    0             0.00%
 4      5.40%/(a)/         $114,990          $    0             0.00%
 5      5.00%/(a)/         $121,200          $    0             0.00%
 6      4.70%/(b)/         $127,260          $5,090             4.00%
 7      5.20%/(b)/         $128,151          $5,126             4.00%
 8      5.40%/(b)/         $129,688          $5,188             4.00%
-------------------------------------------------------------------------------

                         APPENDIX VII: EXAMPLES OF AUTOMATIC PAYMENT PLANS VII-1

-------------------------------------------------------------------------------
      DEFERRAL BONUS
      ROLL-UP RATE/
          ANNUAL     BEGINNING OF YEAR GIB            PERCENTAGE OF GIB BENEFIT
YEAR   ROLL-UP RATE      BENEFIT BASE      WITHDRAWAL      BASE WITHDRAWN
-------------------------------------------------------------------------------
9       6.00%/(b)/         $131,504          $5,260             4.00%
10      7.30%/(b)/         $134,134          $5,365             4.00%
-------------------------------------------------------------------------------

(a)the Deferral bonus Roll-up rate applies.
(b)the Annual Roll-up rate applies.

FIXED PERCENTAGE BELOW THE ANNUAL ROLL-UP RATE (1.00% BELOW)

Under this payment plan, you will receive as scheduled payments a withdrawal amount that is based on a fixed percentage that is less than the applicable Annual Roll-up rate in effect for each contract year. In this example, the contract owner has requested that we pay scheduled payments that are 1.00% below the Annual Roll-up rate in effect for each year. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GIB benefit base" by the "Percentage of GIB benefit base withdrawn."

----------------------------------------------------------------------------------
      DEFERRAL BONUS
      ROLL-UP RATE/
          ANNUAL     BEGINNING OF YEAR GIB               PERCENTAGE OF GIB BENEFIT
YEAR   ROLL-UP RATE      BENEFIT BASE      WITHDRAWAL         BASE WITHDRAWN
----------------------------------------------------------------------------------
1       4.80%/(a)/         $100,000            $    0                0.00%
2       4.30%/(a)/         $104,800            $    0                0.00%
3       5.20%/(a)/         $109,306            $    0                0.00%
4       5.40%/(a)/         $114,990            $    0                0.00%
5       5.00%/(a)/         $121,200            $    0                0.00%
6       4.70%/(b)/         $127,260          $5,090/(c)/           4.00%/(c)/
7       5.20%/(b)/         $128,151            $5,382                4.20%
8       5.40%/(b)/         $129,432            $5,695                4.40%
9       6.00%/(b)/         $130,726            $6,536                5.00%
10      7.30%/(b)/         $132,034            $8,318                6.30%
----------------------------------------------------------------------------------

(a)the Deferral bonus Roll-up rate applies.
(b)the Annual Roll-up rate applies.
(c)In contract year 6, the fixed percentage would have resulted in a payment less than 4.00%. In this case, the withdrawal percentage is 4.00%.

FIXED PERCENTAGE OF 5.50%

Under this payment plan, you will receive a withdrawal amount based on a fixed percentage that cannot exceed the Annual Roll-up rate in effect for each year. In this example, the contract owner has elected to receive withdrawals at a fixed percentage of 5.50%. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GIB benefit base" by the "Percentage of GIB benefit base withdrawn."

----------------------------------------------------------------------------------
      DEFERRAL BONUS
      ROLL-UP RATE/
          ANNUAL     BEGINNING OF YEAR GIB               PERCENTAGE OF GIB BENEFIT
YEAR   ROLL-UP RATE      BENEFIT BASE      WITHDRAWAL         BASE WITHDRAWN
----------------------------------------------------------------------------------
1       4.80%/(a)/         $100,000            $    0              0.00%
2       4.30%/(a)/         $104,800            $    0              0.00%
3       5.20%/(a)/         $109,306            $    0              0.00%
4       5.40%/(a)/         $114,990            $    0              0.00%
5       5.00%/(a)/         $121,200            $    0              0.00%
6       4.70%/(b)/         $127,260          $5,981/(c)/           4.70%
7       6.00%/(b)/         $127,260          $6,999/(d)/           5.50%
8       5.40%/(b)/         $127,896          $6,906/(c)/           5.40%
9       5.20%/(b)/         $127,896          $6,651/(c)/           5.20%
10      7.30%/(b)/         $127,896          $7,034/(d)/           5.50%
----------------------------------------------------------------------------------

(a)the Deferral bonus Roll-up rate applies.
(b)the Annual Roll-up rate applies.
(c)In contract years 6, 8 and 9 the contract owner received withdrawal amounts based on the Annual Roll-up rate for each contract year. In each year, the Annual Roll-up rate was less than the withdrawal percentage selected.
(d)In contract years 7 and 10, the contract owner received withdrawal amounts of 5.50% even though the Annual Roll-up rates in effect in those years were greater.

VII-2 APPENDIX VII: EXAMPLES OF AUTOMATIC PAYMENT PLANS

FIXED DOLLAR OF $7,000

Under this payment plan, you will receive a withdrawal amount that is based on a fixed dollar amount. The fixed dollar amount may not exceed the Annual withdrawal amount in any contract year. In this example, the contract owner has elected to receive withdrawals of $7,000. Amounts in the "Withdrawal" column are calculated by multiplying the "Beginning of the year GIB benefit base" by the "Percentage of GIB benefit base withdrawn."

----------------------------------------------------------------------------------
      DEFERRAL BONUS
      ROLL-UP RATE/
          ANNUAL     BEGINNING OF YEAR GIB               PERCENTAGE OF GIB BENEFIT
YEAR   ROLL-UP RATE      BENEFIT BASE      WITHDRAWAL         BASE WITHDRAWN
----------------------------------------------------------------------------------
1       4.80%/(a)/         $100,000            $    0              0.00%
2       4.30%/(a)/         $104,800            $    0              0.00%
3       5.20%/(a)/         $109,306            $    0              0.00%
4       5.40%/(a)/         $114,990            $    0              0.00%
5       5.00%/(a)/         $121,200            $    0              0.00%
6       4.70%/(b)/         $127,260          $5,981/(c)/           4.70%
7       5.20%/(b)/         $127,260          $6,618/(c)/           5.20%
8       5.40%/(b)/         $127,260          $6,872/(c)/           5.40%
9       6.00%/(b)/         $127,260            $7,000              5.50%
10      7.30%/(b)/         $127,895            $7,000              5.50%
----------------------------------------------------------------------------------

(a)the Deferral bonus Roll-up rate applies.
(b)the Annual Roll-up rate applies.
(c)In contract years 6 through 8, the contract owner received the Annual withdrawal amount for those years.

FIXED PERCENTAGE OF 5.50% FROM BOTH YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT AND YOUR INVESTMENT PERFORMANCE ACCOUNT

Under this payment plan, you can receive a fixed dollar amount or an amount based on a fixed percentage as scheduled payments that may be greater than your Annual withdrawal amount. Your Annual withdrawal amount will be withdrawn first. Any requested amount in excess of the Annual withdrawal amount will be withdrawn from your Investment Performance account. In this example, the contract owner has elected to receive withdrawals at a fixed percentage of 5.50%.

--------------------------------------------------------------------------------------------------------------
      DEFERRAL BONUS                          WITHDRAWAL FROM     ADDITIONAL WITHDRAWAL
       ROLL-UP RATE                           PROTECTION WITH        FROM INVESTMENT
          ANNUAL     BEGINNING OF YEAR GIB INVESTMENT PERFORMANCE      PERFORMANCE        PERCENTAGE OF GIB
YEAR   ROLL-UP RATE      BENEFIT BASE          ACCOUNT VALUE             ACCOUNT        BENEFIT BASE WITHDRAWN
--------------------------------------------------------------------------------------------------------------
1       4.80%/(a)/         $100,000                $    0                $    0                 0.00%
2       4.30%/(a)/         $104,800                $    0                $    0                 0.00%
3       5.20%/(a)/         $109,306                $    0                $    0                 0.00%
4       5.40%/(a)/         $114,990                $    0                $    0                 0.00%
5       5.00%/(a)/         $121,200                $    0                $    0                 0.00%
6       4.70%/(b)/         $127,260                $5,981                $1,018                 5.50%
7       5.20%/(b)/         $127,260                $6,618                $ 382                  5.50%
8       5.40%/(b)/         $127,260                $6,872                $ 127                  5.50%
9       6.00%/(b)/         $127,260                $6,999                $    0                 5.50%
10      7.30%/(b)/         $127,896                $7,034                $    0                 5.50%
--------------------------------------------------------------------------------------------------------------

(a)the Deferral bonus Roll-up rate applies.
(b)the Annual Roll-up rate applies.

                         APPENDIX VII: EXAMPLES OF AUTOMATIC PAYMENT PLANS VII-3

Appendix VIII: Examples of how withdrawals affect your Guaranteed benefit bases

--------------------------------------------------------------------------------

EXAMPLE #1

As described below, this example assumes the Protection with Investment Performance account value is LESS THAN the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, and no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

---------------------------------------------------------------------------------------------------------------------------------
                                                            GUARANTEED
                                                              INCOME
                                                             BENEFIT                 GUARANTEED MINIMUM DEATH BENEFITS
                  -               -                          -------                 ---------------------------------

                                                ASSUMED
                                               DEFERRAL
                  PROTECTION WITH                BONUS                                     HIGHEST
                    INVESTMENT               ROLL-UP RATE/                  RETURN OF    ANNIVERSARY      ROLL-UP
END OF    ASSUMED   PERFORMANCE                 ANNUAL         GIB          PRINCIPAL       VALUE        TO AGE 85   "GREATER OF"
CONTRACT    NET       ACCOUNT                   ROLL-UP      BENEFIT         BENEFIT       BENEFIT        BENEFIT      BENEFIT
 YEAR     RETURN       VALUE      WITHDRAWAL     RATE          BASE           BASE          BASE           BASE          BASE
---------------------------------------------------------------------------------------------------------------------------------
      0              $100,000                               $100,000/(3)/ $100,000/(1)/  $100,000/(2)/ $100,000/(3)/   $100,000

      1    3.0%      $103,000       $   0        4.0%       $104,000/(3)/ $100,000/(1)/  $103,000/(2)/ $104,000/(3)/   $104,000

      2    4.0%      $107,120       $   0        4.0%       $108,160/(3)/ $100,000/(1)/  $107,120/(2)/ $108,160/(3)/   $108,160

      3    6.0%      $113,547       $   0        4.0%       $113,547/(3)/ $100,000/(1)/  $113,547/(2)/ $113,547/(3)/   $113,547

      4    6.0%      $120,360       $   0        4.0%       $118,089/(3)/ $100,000/(1)/  $120,360/(2)/ $118,089/(3)/   $120,360

      5    7.0%      $128,785       $   0        4.0%       $122,813/(3)/ $100,000/(1)/  $128,785/(2)/ $122,813/(3)/   $128,785

CONTRACT YEARS 1-5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1)The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.
(2)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

  . At the end of contract year 3, the Highest Anniversary Value benefit base is $113,547. This is because the Protection with Investment Performance account value ($113,547) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary.

(3)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Protection with Investment Performance account value, if higher than the prior Roll-up benefit bases as of the last contract date anniversary, plus the Deferral bonus Roll-up amount. Beginning in the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit bases. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year except in the year in which you die. In the event of your death, a pro rata portion of the Roll-up amount will be added to the Roll-up to age 85 benefit base.

For example:

  . At the end of contract year 2, the Roll-up benefit bases are equal to $108,160. This is calculated by taking the Roll-up benefit bases as of the last contract date anniversary $104,000, and multiplying it by the assumed Deferral bonus Roll-up rate of 4%. ($104,000 x 1.04 = $108,160).

       APPENDIX VIII: EXAMPLES OF HOW WITHDRAWALS
VIII-1 AFFECT YOUR GUARANTEED BENEFIT BASES

-----------------------------------------------------------------------------------------------------------------------------------
                                                             GUARANTEED
                                                               INCOME
                                                              BENEFIT                 GUARANTEED MINIMUM DEATH BENEFITS
                  -               -                           -------                 ---------------------------------

                                                ASSUMED
                                               DEFERRAL
                  PROTECTION WITH                BONUS                                      HIGHEST
                    INVESTMENT               ROLL-UP RATE/                  RETURN OF     ANNIVERSARY      ROLL-UP
END OF    ASSUMED   PERFORMANCE                 ANNUAL          GIB         PRINCIPAL        VALUE        TO AGE 85    "GREATER OF"
CONTRACT    NET       ACCOUNT                   ROLL-UP       BENEFIT        BENEFIT        BENEFIT        BENEFIT       BENEFIT
 YEAR     RETURN       VALUE      WITHDRAWAL     RATE           BASE          BASE           BASE           BASE           BASE
-----------------------------------------------------------------------------------------------------------------------------------

Alternative #1: Owner withdraws the Annual withdrawal amount, which equals $4,913

 Year 6   (5.0)%     $122,346       $4,913       4.0%       $122,813/(6)/   $95,985/(4)/  $123,615/(5)/ $122,813/(6)/    $123,615

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:   $4,913/(7)/

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount

 Year 6   (5.0)%     $122,346       $7,000       4.0%       $120,717/(10)/  $94,279/(8)/  $121,417/(9)/ $120,717/(10)/   $121,417

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:   $4,829/(11)/

ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro-rata calculation for the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $4,913 equals 4.015% of the Protection with Investment Performance account value ($4,913 divided by $122,346 = 4.015%), each benefit base would be reduced by 4.015%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro rata, as follows:
   $100,000 (Return of Principal benefit base as of the last contract date anniversary) - $4,015 (4.015% x $100,000) = $95,985;

(5)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro-rata, as follows:
   $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $5,170 (4.015% x $128,785) = $123,615;

(6)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are equal to $122,813, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase;

(7)As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (Annual Roll-up rate) x $122,813 (the Roll-up benefit bases as of the sixth contract anniversary)].

ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES AN "EXCESS WITHDRAWAL")

The pro-rata calculation for the reduction in the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.721% of the Protection with Investment Performance account value ($7,000 divided by $122,346 = 5.721%), each benefit base would be reduced by 5.721%.

The pro-rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) - $4,913 (the Annual withdrawal amount) = $2,087 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.706% of the Protection with Investment Performance account value ($2,087 divided by $122,346 = 1.706%), the Roll-up benefit bases would be reduced by 1.706%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro-rata, as follows:
   $100,000 (Return of Principal benefit base as of the last contract date anniversary) - $5,721 (5.721% x $100,000) = $94,279;

(9)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro-rata, as follows:
   $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $7,368 (5.721% x $128,785) = $121,417;

(10)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are reduced pro-rata, as follows: $122,813 (the Roll-up benefit bases as of the last contract date anniversary) - $2,095 (1.706% x $122,813) = $120,717;

(11)As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,829 [4% (the assumed Annual Roll-up rate) x $120,717 (the Roll-up benefit bases as of the sixth contract anniversary)].

                               APPENDIX VIII: EXAMPLES OF HOW WITHDRAWALS
                                     AFFECT YOUR GUARANTEED BENEFIT BASES VIII-2

EXAMPLE #2

This example assumes the the Protection with Investment Performance account value is GREATER THAN the GIB benefit base at the time of the first withdrawal. Assuming $100,000 is invested in the Protection with Investment Performance variable investment options, with no additional contributions, and no transfers, the GIB benefit base and the Guaranteed minimum death benefit base for an owner age 60 would be calculated as follows:

-----------------------------------------------------------------------------------------------------------------------
                                                             GUARANTEED
                                                               INCOME
                                                              BENEFIT                  GUARANTEED MINIMUM DEATH BENEFIT
                  -               -                        ----------      --------------------------------------------

                                                ASSUMED
                                                ANNUAL
                  PROTECTION WITH              DEFERRAL                                     HIGHEST
                    INVESTMENT                   BONUS                       RETURN OF    ANNIVERSARY     ROLL-UP TO
END OF    ASSUMED   PERFORMANCE              ROLL-UP RATE/      GIB          PRINCIPAL       VALUE          AGE 85
CONTRACT    NET       ACCOUNT                   ROLL-UP       BENEFIT         BENEFIT       BENEFIT        BENEFIT
 YEAR     RETURN       VALUE      WITHDRAWAL     RATE           BASE           BASE          BASE            BASE
------------------------------------------------------------------------------------------------------------------------
   0                 $100,000                               $100,000/(3)/  $100,000/(1)/  $100,000/(2)/  $100,000/(3)/

   1       3.0%      $103,000       $   0        4.0%       $104,000/(3)/  $100,000/(1)/  $103,000/(2)/  $104,000/(3)/

   2       4.0%      $107,120       $   0        4.0%       $108,160/(3)/  $100,000/(1)/  $107,120/(2)/  $108,160/(3)/

   3       6.0%      $113,547       $   0        4.0%       $113,547/(3)/  $100,000/(1)/  $113,547/(2)/  $113,547/(3)/

   4       6.0%      $120,360       $   0        4.0%       $118,089/(3)/  $100,000/(1)/  $120,360/(2)/  $118,089/(3)/

   5       7.0%      $128,785       $   0        4.0%       $122,813/(3)/  $100,000/(1)/  $128,785/(2)/  $122,813/(3)/

Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913

 Year 6    5.0%      $135,224       $4,913       4.0%       $122,813/(6)/  $96,367/(4)/   $124,106/(5)/  $122,813/(6)/

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $4,913/(7)/

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount

 Year 6    5.0%      $135,224       $7,000       4.0%       $120,916/(10)/ $94,823/(8)/   $122,118/(9)/  $120,916/(10)/

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $4,837/(11)/

----------------------



          ------------





END OF     "GREATER
CONTRACT  OF" BENEFIT
 YEAR        BASE
---------------------
   0       $100,000

   1       $104,000

   2       $108,160

   3       $113,547

   4       $120,360

   5       $128,785

Alternative #1: Owner withdraws Annual withdrawal amount, which equals $4,913

 Year 6    $124,106

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $4,913/(7)/

Alternative #2: Owner withdraws $7,000, which is in excess of the Annual withdrawal amount

 Year 6    $122,118

YEAR 7 ANNUAL WITHDRAWAL AMOUNT:  $4,837/(11)/

CONTRACT YEARS 1 - 5:

At the end of contract years 1-5, the Guaranteed benefit bases are as follows:

(1)The RETURN OF PRINCIPAL BENEFIT BASE is equal to the initial contribution to the Protection with Investment Performance variable investment options, or $100,000.

(2)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is equal to the greater of the Protection with Investment Performance account value and the Highest Anniversary Value benefit base as of the last contract date anniversary.

For example:

  . At the end of contract year 4 the Highest Anniversary Value benefit base is $120,360. This is because the Protection with Investment Performance account value ($120,360) is greater than the Highest Anniversary Value benefit base as of the last contract date anniversary ($113,547).

(3)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE (the "Roll-up benefit bases") are equal to the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount (the Roll-up benefit bases as of the last contract date anniversary multiplied by the assumed Deferral bonus Roll-up rate). On the third contract date anniversary, the Roll-up benefit bases will equal the Protection with Investment Performance account value, if higher than the Roll-up benefit bases as of the last contract date anniversary plus the Deferral bonus Roll-up amount. Beginning in the contract year that follows the contract year in which you fund your Protection with Investment Performance account, if your Lifetime GIB payments have not begun, you can withdraw up to your Annual withdrawal amount without reducing your Roll-up benefit bases. However, those same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to the Roll-up benefit bases at the end of the contract year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up benefit bases until the end of the contract year except in the year in which you die. In the event of your death, a pro rata portion of the Roll-up amount will be added to the Roll-up to age 85 benefit base.

For example:

  . At the end of contract year 3, the Roll-up benefit bases are equal to $113,547. This is because the Protection with Investment Performance account value ($113,547) is greater than the Roll-up benefit bases as the last contract date anniversary ($108,160) plus the Deferral bonus Roll-up amount ($4,326).

       APPENDIX VIII: EXAMPLES OF HOW WITHDRAWALS
VIII-3 AFFECT YOUR GUARANTEED BENEFIT BASES

For both Alternatives below, the Annual withdrawal amount in contract year 6 equals $4,913 (the assumed Annual Roll-up rate (4%) x $122,813 (the GIB benefit base)).

ALTERNATIVE #1: CONTRACT YEAR 6 (OWNER WITHDRAWS ANNUAL WITHDRAWAL AMOUNT)

The pro rata calculation for the Return of Principal death benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $4,913 equals 3.633% of the Protection with Investment Performance account value ($4,913 divided by $135,224 = 3.633%), each benefit base would be reduced by 3.633%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(4)The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro rata, as follows:
   $100,000 (benefit base as of the last contract date anniversary) - $3,633 (3.633% x $100,000) = $96,367;

(5)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro rata, as follows:
   $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $4,679 (3.633% x $128,785) = $124,106;

(6)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are equal to $122,813, (the Roll-up benefit bases as of the last contract date anniversary). Since the full Annual withdrawal amount was taken, the Roll-up benefit bases neither decrease nor increase;

(7)As a result of the withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,913 [4% (the assumed Annual Roll-up rate) x $122,813 (the Roll-up benefit bases as of the sixth contract anniversary)].

ALTERNATIVE #2: CONTRACT YEAR 6 (OWNER TAKES AN "EXCESS WITHDRAWAL")

The pro rata calculation for the reduction in the Return of Principal benefit base and the Highest Anniversary Value benefit base is as follows: Since the withdrawal amount of $7,000 equals 5.177% of the Protection with Investment Performance account value ($7,000 divided by $135,224 = 5.177%), each benefit base would be reduced by 5.177%.

The pro rata calculation for the reduction in the Roll-up benefit bases is as follows: $7,000 (the amount of the withdrawal, including any applicable withdrawal charge) - $4,913 (the Annual withdrawal amount) = $2,087 (the "Excess withdrawal" amount). Since the amount of the Excess withdrawal equals 1.544% of the Protection with Investment Performance account value ($2,087 divided by $135,224 = 1.544%), the Roll-up benefit bases would be reduced by 1.544%.

At the end of contract year 6, the Guaranteed benefit bases are as follows:

(8)The RETURN OF PRINCIPAL BENEFIT BASE is reduced pro rata, as follows:
   $100,000 (benefit base as of the last contract date anniversary) - $5,177 (5.177% x $100,000) = $94,823;

(9)The HIGHEST ANNIVERSARY VALUE BENEFIT BASE is reduced pro rata, as follows:
   $128,785 (Highest Anniversary Value benefit base as of the last contract date anniversary) - $6,667 (5.177% x $128,785) = $122,118;

(10)The ROLL-UP TO AGE 85 BENEFIT BASE AND THE GIB BENEFIT BASE are reduced pro rata, as follows: $122,813 (the Roll-up benefit bases as of the last contract date anniversary) - $1,897 (1.544% x $122,813) = $120,916;

(11)As a result of the Excess withdrawal in contract year 6, the Annual withdrawal amount in contract year 7 is $4,837 [4% (the assumed Annual Roll-up rate) x $120,916 (the Roll-up benefit bases as of the sixth contract anniversary)].

                               APPENDIX VIII: EXAMPLES OF HOW WITHDRAWALS
                                     AFFECT YOUR GUARANTEED BENEFIT BASES VIII-4

Appendix IX: Rules regarding contributions to your contract

--------------------------------------------------------------------------------

                                                     SERIES B
---------------------------------------------------------------------------------------------------------------------
           AVAILABLE
           FOR OWNER
           AND
 CONTRACT  ANNUITANT                                                              ADDITIONAL LIMITATIONS ON
 TYPE      ISSUE AGES MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS      CONTRIBUTIONS TO THE CONTRACT/(1)/
---------------------------------------------------------------------------------------------------------------------
NQ         0-85       $5,000 (initial)               After-tax money.              You may make subse-
                                                                                      quent contributions to
                      $500 (if subsequent con-       Paid to us by check or           the Protection with In-
                         tributions are permitted)      transfer of contract          vestment Performance
                                                        value in a tax-deferred       account until attained
                      $100 monthly and $300             exchange under Sec-           age 75, or if later, the
                         quarterly under the            tion 1035 of the In-          first contract date anni-
                         automatic investment           ternal Revenue Code.          versary. However, once
                         program (if subsequent                                       you make a withdrawal
                         contributions are                                            from the Protection with
                         permitted)                                                   Investment Perfor-
                                                                                      mance account, sub-
                                                                                      sequent contributions to
                                                                                      the Protection with In-
                                                                                      vestment Performance
                                                                                      account will no longer be
                                                                                      permitted.

                                                                                   You may make subse-
                                                                                      quent contributions to
                                                                                      your Investment Perfor-
                                                                                      mance account until the
                                                                                      later of attained age 86
                                                                                      or the first contract date
                                                                                      anniversary.
---------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

IX-1 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                SERIES B (CONTINUED)
------------------------------------------------------------------------------------------------------------------------
            AVAILABLE
            FOR OWNER
            AND
 CONTRACT   ANNUITANT                                                                ADDITIONAL LIMITATIONS ON
 TYPE       ISSUE AGES MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS        CONTRIBUTIONS TO THE CONTRACT/(1)/
------------------------------------------------------------------------------------------------------------------------
            20-85      $5,000 (initial)               Eligible rollover dis-          You may make subse-
Traditional                                              tributions from 403(b)          quent contributions to
IRA                    $50 (if subsequent con-           plans, qualified plans          the Protection with In-
                          tributions are permitted)      and governmental                vestment Performance
                                                         employer 457(b) plans.          account until attained
                       $100 monthly and $300                                             age 75, or if later, the
                          quarterly under the         Rollovers from another             first contract date anni-
                          automatic investment           traditional individual re-      versary. However, once
                          program (if subsequent         tirement arrangement.           you make a withdrawal
                          contributions are                                              from the Protection with
                          permitted)                  Direct custodian-to-               Investment Perfor-
                                                         custodian transfers             mance account, sub-
                                                         from another                    sequent contributions to
                                                         traditional individual          the Protection with In-
                                                         retirement                      vestment Performance
                                                         arrangement.                    account will no longer be
                                                                                         permitted.
                                                      Regular IRA
                                                         contributions.               You may make subse-
                                                                                         quent contributions to
                                                      Additional catch-up                the Investment Perfor-
                                                         contributions.                  mance account until the
                                                                                         later of attained age 86
                                                                                         or the first contract date
                                                                                         anniversary.

                                                                                      Contributions made after
                                                                                         age 70 1/2 must be net of
                                                                                         required minimum distri-
                                                                                         butions; you also cannot
                                                                                         make regular IRA contri-
                                                                                         butions after age 70 1/2.

                                                                                      Although we accept regu-
                                                                                         lar IRA contributions
                                                                                         (limited to $5,000 per
                                                                                         calendar year) under
                                                                                         traditional IRA contracts,
                                                                                         we intend that the con-
                                                                                         tract be used primarily
                                                                                         for rollover and direct
                                                                                         transfer contributions.

                                                                                      Subsequent catch-up
                                                                                         contributions of up to
                                                                                         $1,000 per calendar year
                                                                                         where the owner is at
                                                                                         least age 50 but under
                                                                                         age 70 1/2 at any time
                                                                                         during the calendar year
                                                                                         for which the contribu-
                                                                                         tion is made.
------------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

                APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-2

                                              SERIES B (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
           AVAILABLE
           FOR OWNER
           AND
 CONTRACT  ANNUITANT                                                             ADDITIONAL LIMITATIONS ON
 TYPE      ISSUE AGES MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS     CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------------------------------------------------------------------
Roth IRA   20-85      $5,000 (initial)               Rollovers from another       You may make sub-
                                                        Roth IRA.                    sequent contributions to
                      $50 (if subsequent con-                                        the Protection with In-
                         tributions are permitted)   Rollovers from a                vestment Performance
                                                        "designated Roth con-        account until attained
                      $100 monthly and $300             tribution account"           age 75, or if later, the
                         quarterly under the            under specified retire-      first contract date anni-
                         automatic investment           ment plans.                  versary. However, once
                         program (if subsequent                                      you make a withdrawal
                         contributions are           Conversion rollovers            from the Protection with
                         permitted)                     from a traditional IRA       Investment Performance
                                                        or other eligible            account, subsequent
                                                        retirement plan.             contributions to the Pro-
                                                                                     tection with Investment
                                                     Direct custodian-to-            Performance account will
                                                        custodian transfers          no longer be permitted.
                                                        from another Roth IRA.
                                                                                  You may make sub-
                                                     Regular Roth IRA                sequent contributions to
                                                        contributions.               the Investment Perform-
                                                                                     ance account until the
                                                     Additional catch-up             later of attained age 86
                                                        contributions.               or the first contract date
                                                                                     anniversary.

                                                                                  Conversion rollovers af-
                                                                                     ter age 70 1/2 must be
                                                                                     net of required minimum
                                                                                     distributions for the tra-
                                                                                     ditional IRA or other
                                                                                     eligible retirement plan
                                                                                     that is the source of the
                                                                                     conversion rollover.

                                                                                  Although we accept Roth
                                                                                     IRA contributions (limited
                                                                                     to $5,000 per calendar
                                                                                     year) under Roth IRA
                                                                                     contracts, we intend that
                                                                                     the contract be used
                                                                                     primarily for rollover and
                                                                                     direct transfer
                                                                                     contributions.

                                                                                  Subsequent catch-up
                                                                                     contributions of up to
                                                                                     $1,000 per calendar year
                                                                                     where the owner is at
                                                                                     least 50 at any time dur-
                                                                                     ing the calendar year for
                                                                                     which the contribution is
                                                                                     made.
--------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

IX-3 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                        SERIES B
                                                       (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
 CONTRACT    AVAILABLE FOR OWNER AND                                                        ADDITIONAL LIMITATIONS ON
 TYPE        ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS   SOURCE OF CONTRIBUTIONS       CONTRIBUTIONS TO THE CONTRACT/(1)/
-------------------------------------------------------------------------------------------------------------------------------
Inherited             0-70            $5,000 (initial)        Direct custodian-to-           Any subsequent con-
IRA                                                              custodian transfers of         tributions must be from
Beneficiary                           $1,000 (if subsequent      your interest as a death       the same type of IRA of
continuation                             contributions are       beneficiary of the de-         the same deceased
contract                                 permitted)              ceased owner's tradi-          owner.
(traditional                                                     tional individual
IRA or                                                           retirement arrange-         You may make sub-
Roth IRA)                                                        ment or Roth IRA to an         sequent contributions to
                                                                 IRA of the same type.          the Protection with In-
                                                                                                vestment Performance
                                                              Non-spousal benefi-               account until attained
                                                                 ciary direct rollover          age 75, or if later, the
                                                                 contributions may be           first contract date anni-
                                                                 made to an Inherited           versary. However, once
                                                                 IRA contract under             you make a withdrawal
                                                                 specified circumstances        from the Protection with
                                                                 from these "Applicable         Investment Performance
                                                                 Plans": qualified plans,       account, subsequent
                                                                 403(b) plans and gov-          contributions to the Pro-
                                                                 ernmental employer             tection with Investment
                                                                 457(b) plans.                  Performance account will
                                                                                                no longer be permitted.

                                                                                             You may make sub-
                                                                                                sequent contributions to
                                                                                                the Investment Perform-
                                                                                                ance account until the
                                                                                                later of attained age 86
                                                                                                or the first contract date
                                                                                                anniversary.

                                                                                             No additional con-
                                                                                                tributions are permitted
                                                                                                to Inherited IRA con-
                                                                                                tracts issued as a
                                                                                                Non-spousal beneficiary
                                                                                                direct rollover from an
                                                                                                Applicable Plan.
-------------------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

                APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-4

                                               SERIES B (CONTINUED)
----------------------------------------------------------------------------------------------------------------------
           AVAILABLE
           FOR OWNER
           AND
 CONTRACT  ANNUITANT                                                               ADDITIONAL LIMITATIONS ON
 TYPE      ISSUE AGES MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS       CONTRIBUTIONS TO THE CONTRACT/(1)/
----------------------------------------------------------------------------------------------------------------------
QP         20-75      $5,000 (initial)               Only transfer con-             You may make sub-
                                                        tributions from other          sequent contributions to
                      $500 (if subsequent con-          investments within an          the Protection with In-
                         tributions are permitted)      existing qualified plan        vestment Performance
                                                        trust.                         account until the annui-
                                                                                       tant's attained age 75,
                                                     The plan must be quali-           or if later, the first con-
                                                        fied under Section             tract date anniversary.
                                                        401(a) of the Internal         However, once you make
                                                        Revenue Code.                  a withdrawal from the
                                                                                       Protection with Invest-
                                                     For 401(k) plans,                 ment Performance ac-
                                                        transferred                    count, subsequent
                                                        contributions may not          contributions to the Pro-
                                                        include any after-tax          tection with Investment
                                                        contributions, including       Performance account will
                                                        designated Roth                no longer be permitted.
                                                        contributions.
                                                                                    You may make
                                                                                       subsequent contributions
                                                                                       to the the Investment
                                                                                       Performance account
                                                                                       until the later of the
                                                                                       annuitant's attained age
                                                                                       75 or the first contract
                                                                                       date anniversary.

                                                                                    A separate QP contract
                                                                                       must be established for
                                                                                       each plan participant,
                                                                                       even defined benefit plan
                                                                                       participants.

                                                                                    We do not accept con-
                                                                                       tributions directly from
                                                                                       the employer.

                                                                                    Only one subsequent
                                                                                       contribution can be
                                                                                       made during a contract
                                                                                       year.

                                                                                    Contributions made after
                                                                                       age 70 1/2 must be net of
                                                                                       any required minimum
                                                                                       distributions.

See Appendix II earlier in this Prospectus for a discussion on purchase considerations for QP contracts.

--------------------------------------------------------------------------------
(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

IX-5 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                          SERIES L
--------------------------------------------------------------------------------------------------------------------------------
 CONTRACT  AVAILABLE FOR OWNER AND                                                           ADDITIONAL LIMITATIONS ON
 TYPE      ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS       SOURCE OF CONTRIBUTIONS      CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------------------------------------------------------------------------------
NQ                  0-85            $10,000 (initial)           After-tax money.              You may make subse-
                                                                                                 quent contributions to
                                    $500 (if subsequent         Paid to us by check or           the Protection with In-
                                       contributions are           transfer of contract          vestment Performance
                                       permitted)                  value in a tax-deferred       account until attained
                                                                   exchange under Sec-           age 75, or if later, the
                                    $100 monthly and $300          tion 1035 of the In-          first contract date anni-
                                       quarterly under the         ternal Revenue Code.          versary. However, once
                                       automatic investment                                      you make a withdrawal
                                       program (if subsequent                                    from the Protection with
                                       contributions are                                         Investment Perfor-
                                       permitted)                                                mance account, sub-
                                                                                                 sequent contributions to
                                                                                                 the Protection with In-
                                                                                                 vestment Performance
                                                                                                 account will no longer be
                                                                                                 permitted.

                                                                                              You may make subse-
                                                                                                 quent contributions to
                                                                                                 the Investment Perfor-
                                                                                                 mance account until the
                                                                                                 later of attained age 86
                                                                                                 or the first contract date
                                                                                                 anniversary.
--------------------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

                APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-6

                                                         SERIES L
                                                        (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
 CONTRACT   AVAILABLE FOR OWNER                                                             ADDITIONAL LIMITATIONS ON
 TYPE       ISSUE AGES           MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS     CONTRIBUTIONS TO THE CONTRACT/(1)/
-------------------------------------------------------------------------------------------------------------------------------
                  20-85          $10,000 (initial)              Eligible rollover dis-       You may make subse-
Traditional                                                        tributions from 403(b)       quent contributions to
IRA                              $50 (if subsequent con-           plans, qualified plans       the Protection with In-
                                    tributions are permitted)      and governmental             vestment Performance
                                                                   employer 457(b) plans.       account until attained
                                 $100 monthly and $300                                          age 75, or if later, the
                                    quarterly under the         Rollovers from another          first contract date anni-
                                    automatic investment           traditional individual       versary. However, once
                                    program (if subsequent         retirement                   you make a withdrawal
                                    contributions are              arrangement.                 from the Protection with
                                    permitted)                                                  Investment Perfor-
                                                                Direct custodian-to-            mance account, sub-
                                                                   custodian transfers          sequent contributions to
                                                                   from another                 the Protection with In-
                                                                   traditional individual       vestment Performance
                                                                   retirement                   account will no longer be
                                                                   arrangement.                 permitted.

                                                                Regular IRA                  You may make subse-
                                                                   contributions.               quent contributions to
                                                                                                the Investment Perfor-
                                                                Additional catch-up             mance account until the
                                                                   contributions.               later of attained age 86
                                                                                                or the first contract date
                                                                                                anniversary.

                                                                                             Contributions made after
                                                                                                age 70 1/2 must be net of
                                                                                                required minimum distri-
                                                                                                butions; you also cannot
                                                                                                make regular IRA contri-
                                                                                                butions after age 70 1/2.

                                                                                             Although we accept regu-
                                                                                                lar IRA contributions
                                                                                                (limited to $5,000 per
                                                                                                calendar year) under
                                                                                                traditional IRA contracts,
                                                                                                we intend that the con-
                                                                                                tract be used primarily
                                                                                                for rollover and direct
                                                                                                transfer contributions.

                                                                                             Subsequent catch-up
                                                                                                contributions of up to
                                                                                                $1,000 per calendar year
                                                                                                where the owner is at
                                                                                                least age 50 but under
                                                                                                age 70 1/2 at any time
                                                                                                during the calendar year
                                                                                                for which the contribu-
                                                                                                tion is made.
-------------------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

IX-7 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                         SERIES L
                                                        (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
 CONTRACT  AVAILABLE FOR OWNER AND                                                          ADDITIONAL LIMITATIONS ON
 TYPE      ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS       SOURCE OF CONTRIBUTIONS     CONTRIBUTIONS TO THE CONTRACT/(1)/
-------------------------------------------------------------------------------------------------------------------------------
Roth IRA           20-85            $10,000 (initial)           Rollovers from another       You may make subse-
                                                                   Roth IRA.                    quent contributions to
                                    $50 (if subsequent                                          the Protection with In-
                                       contributions are        Rollovers from a                vestment Performance
                                       permitted)                  "designated Roth con-        account until attained
                                                                   tribution account"           age 75, or if later, the
                                    $100 monthly and $300          under specified retire-      first contract date anni-
                                       quarterly under the         ment plans.                  versary. However, once
                                       automatic investment                                     you make a withdrawal
                                       program (if subsequent   Conversion rollovers            from the Protection with
                                       contributions are           from a traditional IRA       Investment Perfor-
                                       permitted)                  or other eligible            mance account, sub-
                                                                   retirement plan.             sequent contributions to
                                                                                                the Protection with In-
                                                                Direct custodian-to-            vestment Performance
                                                                   custodian transfers          account will no longer be
                                                                   from another Roth IRA.       permitted.

                                                                Regular Roth IRA             You may make subse-
                                                                   contributions.               quent contributions to
                                                                                                the Investment Perfor-
                                                                Additional catch-up             mance account until the
                                                                   contributions.               later of attained age 86
                                                                                                or the first contract date
                                                                                                anniversary.

                                                                                             Conversion rollovers af-
                                                                                                ter age 70 1/2 must be
                                                                                                net of required minimum
                                                                                                distributions for the tra-
                                                                                                ditional IRA or other
                                                                                                eligible retirement plan
                                                                                                that is the source of the
                                                                                                conversion rollover.

                                                                                             Although we accept
                                                                                                Roth IRA contributions
                                                                                                (limited to $5,000 per
                                                                                                calendar year) under
                                                                                                Roth IRA contracts, we
                                                                                                intend that the contract
                                                                                                be used primarily for
                                                                                                rollover and direct trans-
                                                                                                fer contributions.

                                                                                             Subsequent catch-up
                                                                                                contributions of up to
                                                                                                $1,000 per calendar year
                                                                                                where the owner is at
                                                                                                least 50 at any time dur-
                                                                                                ing the calendar year for
                                                                                                which the contribution is
                                                                                                made.
-------------------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

                APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-8

                                                        SERIES L
                                                       (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
 CONTRACT    AVAILABLE FOR OWNER AND                                                        ADDITIONAL LIMITATIONS ON
 TYPE        ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS   SOURCE OF CONTRIBUTIONS       CONTRIBUTIONS TO THE CONTRACT/(1)/
-------------------------------------------------------------------------------------------------------------------------------
Inherited             0-70            $10,000 (initial)       Direct custodian-to-          Any subsequent contri-
IRA                                                              custodian transfers of        butions must be from the
Beneficiary                           $1,000 (if subsequent      your interest as a death      same type of IRA of the
continuation                             contributions are       beneficiary of the de-        same deceased owner.
contract                                 permitted)              ceased owner's tradi-
(traditional                                                     tional individual          You may make subse-
IRA or                                                           retirement arrange-           quent contributions to
Roth IRA)                                                        ment or Roth IRA to an        the Protection with In-
                                                                 IRA of the same type.         vestment Performance
                                                                                               account until attained
                                                              Non-spousal benefi-              age 75, or if later, the
                                                                 ciary direct rollover         first contract date anni-
                                                                 contributions may be          versary. However, once
                                                                 made to an Inherited          you make a withdrawal
                                                                 IRA contract under            from the Protection with
                                                                 specified circumstances       Investment Perfor-
                                                                 from these "Applicable        mance account, sub-
                                                                 Plans": qualified plans,      sequent contributions to
                                                                 403(b) plans and gov-         the Protection with In-
                                                                 ernmental employer            vestment Performance
                                                                 457(b) plans.                 account will no longer be
                                                                                               permitted.

                                                                                            You may make subse-
                                                                                               quent contributions to
                                                                                               the Investment Perfor-
                                                                                               mance account until the
                                                                                               later of attained age 86
                                                                                               or the first contract date
                                                                                               anniversary.

                                                                                            No additional contribu-
                                                                                               tions are permitted to
                                                                                               Inherited IRA contracts
                                                                                               issued as a Non-spousal
                                                                                               beneficiary direct rollover
                                                                                               from an Applicable Plan.
-------------------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

IX-9 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                          SERIES L
                                                         (CONTINUED)
--------------------------------------------------------------------------------------------------------------------------------
 CONTRACT  AVAILABLE FOR OWNER                                                               ADDITIONAL LIMITATIONS ON
 TYPE      ISSUE AGES           MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS       CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------------------------------------------------------------------------------
QP               20-75          $10,000 (initial)              Only transfer con-             You may make subse-
                                                                  tributions from other          quent contributions to
                                $500 (if subsequent con-          investments within an          the Protection with In-
                                   tributions are permitted)      existing qualified plan        vestment Performance
                                                                  trust.                         account until the annui-
                                                                                                 tant's attained age 75,
                                                               The plan must be quali-           or if later, the first con-
                                                                  fied under Section             tract date anniversary.
                                                                  401(a) of the Internal         However, once you make
                                                                  Revenue Code.                  a withdrawal from the
                                                                                                 Protection with Invest-
                                                               For 401(k) plans, trans-          ment Performance ac-
                                                                  ferred contributions           count, subsequent
                                                                  may not include any            contributions to the Pro-
                                                                  after-tax contributions,       tection with Investment
                                                                  including designated           Performance account will
                                                                  Roth contributions.            no longer be permitted.

                                                                                              You may make subse-
                                                                                                 quent contributions to
                                                                                                 the Investment Perfor-
                                                                                                 mance account until the
                                                                                                 later of the annuitant's
                                                                                                 attained age 75 or the
                                                                                                 first contract date anni-
                                                                                                 versary.

                                                                                              A separate QP contract
                                                                                                 must be established for
                                                                                                 each plan participant,
                                                                                                 even defined benefit plan
                                                                                                 participants.

                                                                                              We do not accept con-
                                                                                                 tributions directly from
                                                                                                 the employer.

                                                                                              Only one subsequent
                                                                                                 contribution can be
                                                                                                 made during a contract
                                                                                                 year.

                                                                                              Contributions made after
                                                                                                 age 70 1/2 must be net of
                                                                                                 any required minimum
                                                                                                 distributions.

See Appendix II earlier in
this Prospectus for a
discussion on purchase
considerations for QP
contracts.

----------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-10

                                                   SERIES CP(R)
---------------------------------------------------------------------------------------------------------------------
           AVAILABLE
           FOR OWNER
           AND
 CONTRACT  ANNUITANT                                                              ADDITIONAL LIMITATIONS ON
 TYPE      ISSUE AGES MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS      CONTRIBUTIONS TO THE CONTRACT/(1)/
---------------------------------------------------------------------------------------------------------------------
NQ         0-70       $10,000 (initial)              After-tax money.              You may make subse-
                                                                                      quent contributions to
                      $500 (if subsequent con-       Paid to us by check or           the Protection with In-
                         tributions are permitted)      transfer of contract          vestment Performance
                                                        value in a tax-deferred       account until attained
                      $100 monthly and $300             exchange under Sec-           age 71, or if later, the
                         quarterly under the            tion 1035 of the In-          first contract date anni-
                         automatic investment           ternal Revenue Code.          versary. However, once
                         program (if subsequent                                       you make a withdrawal
                         contributions are                                            from the Protection with
                         permitted)                                                   Investment Perfor-
                                                                                      mance account, sub-
                                                                                      sequent contributions to
                                                                                      the Protection with In-
                                                                                      vestment Performance
                                                                                      account will no longer be
                                                                                      permitted.

                                                                                   You may make subse-
                                                                                      quent contributions to
                                                                                      your Investment Perfor-
                                                                                      mance account until the
                                                                                      later of attained age 71
                                                                                      or the first contract date
                                                                                      anniversary.
---------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

IX-11 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                           SERIES CP(R) (CONTINUED)
------------------------------------------------------------------------------------------------------------------
            AVAILABLE
            FOR OWNER
            AND
 CONTRACT   ANNUITANT                                                          ADDITIONAL LIMITATIONS ON
 TYPE       ISSUE AGES MINIMUM CONTRIBUTIONS       SOURCE OF CONTRIBUTIONS     CONTRIBUTIONS TO THE CONTRACT/(1)/
------------------------------------------------------------------------------------------------------------------
            20-70      $10,000 (initial)           Eligible rollover dis-       You may make subse-
Traditional                                           tributions from 403(b)       quent contributions to
IRA                    $50 (if subsequent             plans, qualified plans       the Protection with In-
                          contributions are           and governmental             vestment Performance
                          permitted)                  employer 457(b) plans.       account until attained
                                                                                   age 71, or if later, the
                       $100 monthly and $300       Rollovers from another          first contract date anni-
                          quarterly under the         traditional individual       versary. However, once
                          automatic investment        retirement                   you make a withdrawal
                          program (if subsequent      arrangement.                 from the Protection with
                          contributions are                                        Investment Perfor-
                          permitted)               Direct custodian-to-            mance account, sub-
                                                      custodian transfers          sequent contributions to
                                                      from another                 the Protection with In-
                                                      traditional individual       vestment Performance
                                                      retirement                   account will no longer be
                                                      arrangement.                 permitted.

                                                   Regular IRA                  You may make subse-
                                                      contributions.               quent contributions to
                                                                                   the Investment Perfor-
                                                   Additional catch-up             mance account until the
                                                      contributions.               later of attained age 71
                                                                                   or the first contract date
                                                                                   anniversary.

                                                                                Contributions made after
                                                                                   age 70/1//2 must be net of
                                                                                   required minimum distri-
                                                                                   butions; you also cannot
                                                                                   make regular IRA contri-
                                                                                   butions after age 70 1/2.

                                                                                Although we accept regu-
                                                                                   lar IRA contributions
                                                                                   (limited to $5,000 per
                                                                                   calendar year) under
                                                                                   traditional IRA contracts,
                                                                                   we intend that the con-
                                                                                   tract be used primarily
                                                                                   for rollover and direct
                                                                                   transfer contributions.

                                                                                Subsequent catch-up
                                                                                   contributions of up to
                                                                                   $1,000 per calendar year
                                                                                   where the owner is at
                                                                                   least age 50 but under
                                                                                   age 70/1//2 at any time
                                                                                   during the calendar year
                                                                                   for which the
                                                                                   contribution is made.
------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-12

                                                       SERIES CP(R)
                                                        (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
 CONTRACT  AVAILABLE FOR OWNER AND                                                          ADDITIONAL LIMITATIONS ON
 TYPE      ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS       SOURCE OF CONTRIBUTIONS     CONTRIBUTIONS TO THE CONTRACT/(1)/
-------------------------------------------------------------------------------------------------------------------------------
Roth IRA           20-70            $10,000 (initial)           Rollovers from another       You may make subse-
                                                                   Roth IRA.                    quent contributions to
                                    $50 (if subsequent                                          the Protection with In-
                                       contributions are        Rollovers from a                vestment Performance
                                       permitted)                  "designated Roth             account until attained
                                                                   contribution account"        age 71, or if later, the
                                    $100 monthly and $300          under specified              first contract date anni-
                                       quarterly under the         retirement plans.            versary. However, once
                                       automatic investment                                     you make a withdrawal
                                       program (if subsequent   Conversion rollovers            from the Protection with
                                       contributions are           from a traditional IRA       Investment Perfor-
                                       permitted)                  or other eligible            mance account, sub-
                                                                   retirement plan.             sequent contributions to
                                                                                                the Protection with In-
                                                                Direct custodian-to-            vestment Performance
                                                                   custodian transfers          account will no longer be
                                                                   from another Roth IRA.       permitted.

                                                                Regular Roth IRA             You may make subse-
                                                                   contributions.               quent contributions to
                                                                                                the Investment Perfor-
                                                                Additional catch-up             mance account until the
                                                                   contributions.               later of attained age 71
                                                                                                or the first contract date
                                                                                                anniversary.

                                                                                             Conversion rollovers af-
                                                                                                ter age 70/1//2 must be
                                                                                                net of required minimum
                                                                                                distributions for the tra-
                                                                                                ditional IRA or other
                                                                                                eligible retirement plan
                                                                                                that is the source of the
                                                                                                conversion rollover.

                                                                                             Although we accept
                                                                                                Roth IRA contributions
                                                                                                (limited to $5,000 per
                                                                                                calendar year) under
                                                                                                Roth IRA contracts, we
                                                                                                intend that the contract
                                                                                                be used primarily for
                                                                                                rollover and direct
                                                                                                transfer contributions.

                                                                                             Subsequent catch-up
                                                                                                contributions of up to
                                                                                                $1,000 per calendar year
                                                                                                where the owner is at
                                                                                                least age 50 at any time
                                                                                                during the calendar year
                                                                                                for which the
                                                                                                contribution is made.
-------------------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

IX-13 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                      SERIES CP(R)
                                                       (CONTINUED)
----------------------------------------------------------------------------------------------------------------------------
 CONTRACT  AVAILABLE FOR OWNER AND                                                       ADDITIONAL LIMITATIONS ON
 TYPE      ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS  SOURCE OF CONTRIBUTIONS       CONTRIBUTIONS TO THE CONTRACT/(1)/
----------------------------------------------------------------------------------------------------------------------------
QP                 20-70            $10,000 (initial)      Only transfer contribu-        You may make subse-
                                                              tions from other               quent contributions to
                                    $500 (if subsequent       investments within an          the Protection with In-
                                       contributions are      existing qualified plan        vestment Performance
                                       permitted)             trust.                         account until the annui-
                                                                                             tant's attained age 71,
                                                           The plan must be quali-           or if later, the first con-
                                                              fied under Section             tract date anni- versary.
                                                              401(a) of the Internal         However, once you make
                                                              Revenue Code.                  a withdrawal from the
                                                                                             Protection with Invest-
                                                           For 401(k) plans, trans-          ment Performance ac-
                                                              ferred contributions           count, subsequent
                                                              may not include any            contributions to the Pro-
                                                              after-tax contributions,       tection with Investment
                                                              including designated           Performance account will
                                                              Roth contributions.            no longer be permitted.

                                                                                          You may make subse-
                                                                                             quent contributions to
                                                                                             the Investment Perfor-
                                                                                             mance account until the
                                                                                             later of the annuitant's
                                                                                             attained age 71 or the
                                                                                             first contract date anni-
                                                                                             versary.

                                                                                          A separate QP contract
                                                                                             must be established for
                                                                                             each plan participant,
                                                                                             even defined benefit plan
                                                                                             participants.

                                                                                          We do not accept contri-
                                                                                             butions directly from the
                                                                                             employer.

                                                                                          Only one subsequent
                                                                                             contribution can be
                                                                                             made during a contract
                                                                                             year.

                                                                                          Contributions made after
                                                                                             age 70/1//2 must be net of
                                                                                             any required minimum
                                                                                             distributions.

See Appendix II
earlier in this
Prospectus for a
discussion on
purchase
considerations of
QP contracts.
--------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-14

                                                          SERIES C
--------------------------------------------------------------------------------------------------------------------------------
 CONTRACT  AVAILABLE FOR OWNER AND                                                           ADDITIONAL LIMITATIONS ON
 TYPE      ANNUITANT ISSUE AGES     MINIMUM CONTRIBUTIONS       SOURCE OF CONTRIBUTIONS      CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------------------------------------------------------------------------------
NQ                  0-85            $25,000 (initial)           After-tax money.              You may make subse-
                                                                                                 quent contributions to
                                    $500 (if subsequent         Paid to us by check or           the Protection with In-
                                       contributions are           transfer of contract          vestment Performance
                                       permitted)                  value in a tax-deferred       account until attained
                                                                   exchange under                age 75, or if later, the
                                    $100 monthly and $300          Section 1035 of the           first contract date anni-
                                       quarterly under the         Internal Revenue Code.        versary. However, once
                                       automatic investment                                      you make a withdrawal
                                       program (if subsequent                                    from the Protection with
                                       contributions are                                         Investment Perfor-
                                       permitted)                                                mance account, sub-
                                                                                                 sequent contributions to
                                                                                                 the Protection with In-
                                                                                                 vestment Performance
                                                                                                 account will no longer be
                                                                                                 permitted.

                                                                                              You may make subse-
                                                                                                 quent contributions to
                                                                                                 the Investment Perfor-
                                                                                                 mance account until the
                                                                                                 later of attained age 86
                                                                                                 or the first contract date
                                                                                                 anniversary.
--------------------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

IX-15 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                              SERIES C (CONTINUED)
---------------------------------------------------------------------------------------------------------------------
            AVAILABLE
            FOR OWNER
            AND
 CONTRACT   ANNUITANT                                                             ADDITIONAL LIMITATIONS ON
 TYPE       ISSUE AGES MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS     CONTRIBUTIONS TO THE CONTRACT/(1)/
---------------------------------------------------------------------------------------------------------------------
            20-85      $25,000 (initial)              Eligible rollover dis-       You may make sub-
Traditional                                              tributions from 403(b)       sequent contributions to
IRA                    $50 (if subsequent con-           plans, qualified plans       the Protection with In-
                          tributions are permitted)      and governmental             vestment Performance
                                                         employer 457(b) plans.       account until attained
                       $100 monthly and $300                                          age 75, or if later, the
                          quarterly under the         Rollovers from another          first contract date anni-
                          automatic investment           traditional individual       versary. However, once
                          program (if subsequent         retirement arrange-          you make a withdrawal
                          contributions are permit-      ment.                        from the Protection with
                          ted)                                                        Investment Performance
                                                      Direct custodian-to-            account, subsequent
                                                         custodian transfers          contributions to the Pro-
                                                         from another tradi-          tection with Investment
                                                         tional individual            Performance account will
                                                         retirement arrange-          no longer be permitted.
                                                         ment.
                                                                                   You may make sub-
                                                      Regular IRA con-                sequent contributions to
                                                         tributions.                  the Investment Perform-
                                                                                      ance account until the
                                                      Additional catch-up             later of attained age 86
                                                         contributions.               or the first contract date
                                                                                      anniversary.

                                                                                   Contributions made after
                                                                                      age 70 1/2 must be net of
                                                                                      required minimum dis-
                                                                                      tributions; you also can-
                                                                                      not make regular IRA
                                                                                      contributions after age
                                                                                      70 1/2.

                                                                                   Although we accept regu-
                                                                                      lar IRA contributions
                                                                                      (limited to $5,000 per
                                                                                      calendar year) under
                                                                                      traditional IRA contracts,
                                                                                      we intend that the con-
                                                                                      tract be used primarily
                                                                                      for rollover and direct
                                                                                      transfer contributions.

                                                                                   Subsequent catch-up
                                                                                      contributions of up to
                                                                                      $1,000 per calendar year
                                                                                      where the owner is at
                                                                                      least age 50 but under
                                                                                      age 70 1/2 at any time
                                                                                      during the calendar year
                                                                                      for which the con-
                                                                                      tribution is made.
---------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-16

                                              SERIES C (CONTINUED)
--------------------------------------------------------------------------------------------------------------------
           AVAILABLE
           FOR OWNER
           AND
 CONTRACT  ANNUITANT                                                             ADDITIONAL LIMITATIONS ON
 TYPE      ISSUE AGES MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS     CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------------------------------------------------------------------
Roth IRA   20-85      $25,000 (initial)              Rollovers from another       You may make sub-
                                                        Roth IRA.                    sequent contributions to
                      $50 (if subsequent con-                                        the Protection with In-
                         tributions are permitted)   Rollovers from a                vestment Performance
                                                        "designated Roth con-        account until attained
                      $100 monthly and $300             tribution account"           age 75, or if later, the
                         quarterly under the            under specified retire-      first contract date anni-
                         automatic investment           ment plans.                  versary. However, once
                         program (if subsequent                                      you make a withdrawal
                         contributions are permit-   Conversion rollovers            from the Protection with
                         ted)                           from a traditional IRA       Investment Performance
                                                        or other eligible            account, subsequent
                                                        retirement plan.             contributions to the Pro-
                                                                                     tection with Investment
                                                     Direct custodian-to-            Performance account will
                                                        custodian transfers          no longer be permitted.
                                                        from another Roth IRA.
                                                                                  You may make sub-
                                                     Regular Roth IRA con-           sequent contributions to
                                                        tributions.                  the Investment Perform-
                                                                                     ance account until the
                                                     Additional catch-up             later of attained age 86
                                                        contributions.               or the first contract date
                                                                                     anniversary.

                                                                                  Conversion rollovers af-
                                                                                     ter age 70 1/2 must be
                                                                                     net of required minimum
                                                                                     distributions for the
                                                                                     traditional IRA or other
                                                                                     eligible retirement plan
                                                                                     that is the source of the
                                                                                     conversion rollover.

                                                                                  Although we accept Roth
                                                                                     IRA contributions (limited
                                                                                     to $5,000 per calendar
                                                                                     year) under Roth IRA
                                                                                     contracts, we intend that
                                                                                     the contract be used
                                                                                     primarily for rollover and
                                                                                     direct transfer con-
                                                                                     tributions.

                                                                                  Subsequent catch-up
                                                                                     contributions of up to
                                                                                     $1,000 per calendar year
                                                                                     where the owner is at
                                                                                     least 50 at any time dur-
                                                                                     ing the calendar year for
                                                                                     which the contribution is
                                                                                     made.
--------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

IX-17 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                 SERIES C (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
                         AVAILABLE
                         FOR OWNER
                         AND
                         ANNUITANT                                                        ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE           ISSUE AGES MINIMUM CONTRIBUTIONS   SOURCE OF CONTRIBUTIONS       CONTRIBUTIONS TO THE CONTRACT/(1)/
-----------------------------------------------------------------------------------------------------------------------------
Inherited IRA            0-70       $25,000 (initial)       Direct custodian-to-           Any subsequent con-
Beneficiary continuation                                       custodian transfers of         tributions must be from
 contract                           $1,000 (if subsequent      your interest as a death       the same type of IRA of
(traditional IRA or                    contributions are       beneficiary of the de-         the same deceased
Roth IRA)                              permitted)              ceased owner's tradi-          owner.
                                                               tional individual
                                                               retirement arrange-         You may make sub-
                                                               ment or Roth IRA to an         sequent contributions to
                                                               IRA of the same type.          the Protection with In-
                                                                                              vestment Performance
                                                            Non-spousal benefi-               account until attained
                                                               ciary direct rollover          age 75, or if later, the
                                                               contributions may be           first contract date anni-
                                                               made to an Inherited           versary. However, once
                                                               IRA contract under             you make a withdrawal
                                                               specified circumstances        from the Protection with
                                                               from these "Applicable         Investment Performance
                                                               Plans": qualified plans,       account, subsequent
                                                               403(b) plans and gov-          contributions to the Pro-
                                                               ernmental employer             tection with Investment
                                                               457(b) plans.                  Performance account will
                                                                                              no longer be permitted.

                                                                                           You may make sub-
                                                                                              sequent contributions to
                                                                                              the Investment Perform-
                                                                                              ance account until the
                                                                                              later of attained age 86
                                                                                              or the first contract date
                                                                                              anniversary.

                                                                                           No additional con-
                                                                                              tributions are permitted
                                                                                              to Inherited IRA con-
                                                                                              tracts issued as a
                                                                                              Non-spousal beneficiary
                                                                                              direct rollover from an
                                                                                              Applicable Plan.
-----------------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance account at any time.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-18

                                                         SERIES ADV
-------------------------------------------------------------------------------------------------------------------------------
                     AVAILABLE
                     FOR OWNER
                     AND
                     ANNUITANT                                                              ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       ISSUE AGES MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS      CONTRIBUTIONS TO THE CONTRACT/(1)/
-------------------------------------------------------------------------------------------------------------------------------
NQ                   0-85       $10,000 (initial)              After-tax money               You may make sub-
                                                                                                sequent contributions to
                                $500 (if subsequent con-       Paid to us by check or           the Protection with In-
                                   tributions are permitted)      transfer of contract          vestment Performance
                                                                  value in a tax-deferred       account until attained
                                $100 monthly and $300             exchange under Sec-           age 75, or if later, the
                                   quarterly under the            tion 1035 of the In-          first contract date anni-
                                   automatic investment           ternal Revenue Code.          versary. However, once
                                   program (if subsequent                                       you make a withdrawal
                                   contributions are permit-                                    from the Protection with
                                   ted)                                                         Investment Performance
                                                                                                account, subsequent
                                                                                                contributions to the Pro-
                                                                                                tection with Investment
                                                                                                Performance account will
                                                                                                no longer be permitted.

                                                                                             You may make sub-
                                                                                                sequent contributions to
                                                                                                the Investment Perform-
                                                                                                ance account until the
                                                                                                later of attained age 86
                                                                                                or the first contract date
                                                                                                anniversary.
-------------------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance Account at any time.

IX-19 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                   SERIES ADV (CONTINUED)
--------------------------------------------------------------------------------------------------------

                     AVAILABLE FOR OWNER AND
                     ANNUITANT
 CONTRACT TYPE       ISSUE AGES              MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS
--------------------------------------------------------------------------------------------------------
Traditional IRA             20-85            $10,000 (initial)              Eligible rollover dis-
                                                                               tributions from 403(b)
                                             $50 (if subsequent con-           plans, qualified plans
                                                tributions are permitted)      and governmental
                                                                               employer 457(b) plans.
                                             $100 monthly and $300
                                                quarterly under the         Rollovers from another
                                                automatic investment           traditional individual
                                                program (if subsequent         retirement arrange-
                                                contributions are permit-      ment.
                                                ted)
                                                                            Direct custodian-to-
                                                                               custodian transfers
                                                                               from another tradi-
                                                                               tional individual
                                                                               retirement arrange-
                                                                               ment.

                                                                            Regular IRA con-
                                                                               tributions.

                                                                            Additional catch-up
                                                                               contributions.























--------------------------------------------------------------------------------------------------------

                                                   SERIES ADV (CONTINUED)
--------------------------------------------------------------------------------

                     AVAILABLE FOR OWNER AND
                     ANNUITANT               ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       ISSUE AGES              CONTRIBUTIONS TO THE CONTRACT/(1)/
--------------------------------------------------------------------------------
Traditional IRA             20-85            You may make subsequent
                                                contributions to the Pro-
                                                tection with Investment Per-
                                                formance account until
                                                attained age 75, or if later,
                                                the first contract date anni-
                                                versary. However, once you
                                                make a withdrawal from the
                                                Protection with Investment
                                                Performance account, sub-
                                                sequent contributions to the
                                                Protection with Investment
                                                Performance account will no
                                                longer be permitted.

                                             You may make subsequent
                                                contributions to the Invest-
                                                ment Performance account
                                                until the later of attained
                                                age 86 or the first contract
                                                date anniversary.

                                             Contributions made after
                                                age 70 1/2 must be net of
                                                required minimum dis-
                                                tributions; you also cannot
                                                make regular IRA con-
                                                tributions after age 70 1/2.

                                             Although we accept regular
                                                IRA contributions (limited to
                                                $5,000 per calendar year)
                                                under traditional IRA con-
                                                tracts, we intend that the
                                                contract be used primarily
                                                for rollover and direct trans-
                                                fer contributions.

                                             Subsequent catch-up con-
                                                tributions of up to $1,000
                                                per calendar year where the
                                                owner is at least age 50 but
                                                under age 70 1/2 at any time
                                                during the calendar year for
                                                which the contribution is
                                                made.
--------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance Account at any time.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-20

                                                    SERIES ADV (CONTINUED)
--------------------------------------------------------------------------------------------------------

                     AVAILABLE FOR OWNER AND
                     ANNUITANT
 CONTRACT TYPE       ISSUE AGES              MINIMUM CONTRIBUTIONS          SOURCE OF CONTRIBUTIONS
--------------------------------------------------------------------------------------------------------
Roth IRA                    20-85            $10,000 (initial)              Rollovers from another
                                                                               Roth IRA.
                                             $50 (if subsequent con-
                                                tributions are permitted)   Rollovers from a
                                                                               "designated Roth con-
                                             $100 monthly and $300             tribution account"
                                                quarterly under the            under specified retire-
                                                automatic investment           ment plans.
                                                program (if subsequent
                                                contributions are           Conversion rollovers
                                                permitted)                     from a traditional IRA
                                                                               or other eligible
                                                                               retirement plan.

                                                                            Direct custodian-to-
                                                                               custodian transfers
                                                                               from another Roth IRA.

                                                                            Regular Roth IRA
                                                                               contributions.

                                                                            Additional catch-up
                                                                               contributions.






















--------------------------------------------------------------------------------------------------------

                                                    SERIES ADV (CONTINUED)
---------------------------------------------------------------------------------

                     AVAILABLE FOR OWNER AND
                     ANNUITANT               ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       ISSUE AGES              CONTRIBUTIONS TO THE CONTRACT/(1)/
---------------------------------------------------------------------------------
Roth IRA                    20-85            You may make subsequent
                                                contributions to the Pro-
                                                tection with Investment Per-
                                                formance account until
                                                attained age 75, or if later,
                                                the first contract date anni-
                                                versary. However, once you
                                                make a withdrawal from the
                                                Protection with Investment
                                                Performance account, sub-
                                                sequent contributions to the
                                                Protection with Investment
                                                Performance account will no
                                                longer be permitted.

                                             You may make subsequent
                                                contributions to the Invest-
                                                ment Performance account
                                                until the later of attained
                                                age 86 or the first contract
                                                date anniversary.

                                             Conversion rollovers after
                                                age 70 1/2 must be net of
                                                required minimum dis-
                                                tributions for the traditional
                                                IRA or other eligible retire-
                                                ment plan that is the source
                                                of the conversion rollover.

                                             Although we accept Roth IRA
                                                contributions (limited to
                                                $5,000 per calendar year)
                                                under Roth IRA contracts, we
                                                intend that the contract be
                                                used primarily for rollover and
                                                direct transfer contributions.

                                             Subsequent catch-up con-
                                                tributions of up to $1,000
                                                per calendar year where the
                                                owner is at least age 50 at
                                                any time during the calendar
                                                year for which the con-
                                                tribution is made.
---------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance Account at any time.

IX-21 APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT

                                                   SERIES ADV (CONTINUED)
-------------------------------------------------------------------------------------------------------------------------------
                     AVAILABLE
                     FOR OWNER
                     AND
                     ANNUITANT                                                              ADDITIONAL LIMITATIONS ON
 CONTRACT TYPE       ISSUE AGES MINIMUM CONTRIBUTIONS         SOURCE OF CONTRIBUTIONS       CONTRIBUTIONS TO THE CONTRACT/(1)/
-------------------------------------------------------------------------------------------------------------------------------
Inherited            0-70       $10,000 (initial)             Direct custodian-to-           Any subsequent con-
IRA Beneficiary                                                  custodian transfers of         tributions must be from
continuation                    $1,000 (if subsequent            your interest as a death       the same type of IRA of
contract                           contributions are permit-     beneficiary of the de-         the same deceased
(traditional IRA or                ted)                          ceased owner's tradi-          owner.
Roth IRA)                                                        tional individual
                                                                 retirement arrange-         You may make sub-
                                                                 ment or Roth IRA to an         sequent contributions to
                                                                 IRA of the same type.          the Protection with In-
                                                                                                vestment Performance
                                                              Non-spousal benefi-               account until attained
                                                                 ciary direct rollover          age 75, or if later, the
                                                                 contributions may be           first contract date anni-
                                                                 made to an Inherited           versary. However, once
                                                                 IRA contract under             you make a withdrawal
                                                                 specified circumstances        from the Protection with
                                                                 from these "Applicable         Investment Performance
                                                                 Plans": qualified plans,       account, subsequent
                                                                 403(b) plans and gov-          contributions to the Pro-
                                                                 ernmental employer             tection with Investment
                                                                 457(b) plans.                  Performance account will
                                                                                                no longer be permitted.

                                                                                             You may make sub-
                                                                                                sequent contributions to
                                                                                                the Investment Perform-
                                                                                                ance account until the
                                                                                                later of attained age 86
                                                                                                or the first contract date
                                                                                                anniversary.

                                                                                             No additional con-
                                                                                                tributions are permitted
                                                                                                to Inherited IRA con-
                                                                                                tracts, issued as a non-
                                                                                                spousal beneficiary direct
                                                                                                rollover from an Appli-
                                                                                                cable Plan.
-------------------------------------------------------------------------------------------------------------------------------

(1)In addition to the limitations described here, we also reserve the right to refuse to accept any contribution under the contract at any time or change our contribution limits and requirements. We further reserve the right to discontinue the acceptance of, or place additional limitations on, contributions to the contract or contributions and/or transfers into your Protection with Investment Performance Account at any time.

See "Tax information" earlier in this Prospectus for a more detailed discussion of sources of contributions and certain contribution limitations. For information on when contributions are credited under your contract see "Dates and prices at which contract events occur" in "More information" earlier in this Prospectus. Please review your contract for information on contribution limitations.

               APPENDIX IX: RULES REGARDING CONTRIBUTIONS TO YOUR CONTRACT IX-22

Statement of additional information

--------------------------------------------------------------------------------

TABLE OF CONTENTS

                                                             PAGE

Who is AXA Equitable?                                         2

Unit Values                                                   2

Custodian and Independent Registered Public Accounting Firm   2

Distribution of the Contracts                                 2

Financial Statements                                          2

HOW TO OBTAIN A RETIREMENT CORNERSTONE(R) SERIES STATEMENT OF ADDITIONAL INFORMATION FOR SEPARATE ACCOUNT NO. 49

Send this request form to:
  Retirement Service Solutions
  P.O. Box 1547
  Secaucus, NJ 07096-1547

----------------------------------------------------------------------------------
Please send me a Retirement Cornerstone(R) Series SAI for SEPARATE
ACCOUNT NO. 49 dated May 1, 2012.
----------------------------------------------------------------------------------
Name
----------------------------------------------------------------------------------
Address
----------------------------------------------------------------------------------
City                                                                   State  Zip

                                                                         e13516

Retirement Cornerstone(R) Series                            AXA EQUITABLE LIFE INSURANCE COMPANY
                                                            1290 AVENUE OF THE AMERICAS
A combination variable and fixed deferred annuity contract  NEW YORK, NEW YORK 10104

STATEMENT OF ADDITIONAL INFORMATION
MAY 1, 2012

-------------------------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a Prospectus. It should be read in conjunction with the related Retirement Cornerstone(R) Series Prospectus, dated May 1, 2012. That Prospectus provides detailed information concerning the contracts and the variable investment options and the guaranteed interest option that fund the contracts. Each variable investment option is a subaccount of AXA Equitable's Separate Account No. 49. Definitions of special terms used in the SAI are found in the Prospectus.

A copy of the Prospectus is available free of charge by writing the processing office (Retirement Service Solutions -- Post Office Box 1547, Secaucus, NJ 07096-1547), by calling 1-800-789-7771 toll free, or by contacting your financial professional.

        TABLE OF CONTENTS
        Who is AXA Equitable?                                        2
        Unit Values                                                  2
        Custodian and Independent Registered Public Accounting Firm  2
        Distribution of the Contracts                                2
        Financial statements                                         2

             Copyright 2012 AXA Equitable Life Insurance Company.
 All rights reserved. Retirement Cornerstone(R) is a registered trademark mark of AXA Equitable Life Insurance Company.


        Retirement Cornerstone Series 1.0, 11.0 ADV and 11.0 National All
                                                                  #377176

WHO IS AXA EQUITABLE?

AXA Equitable is a wholly owned subsidiary of AXA Equitable Financial Services, LLC, a holding company, which is itself a wholly owned subsidiary of AXA Financial, Inc. ("AXA Financial"). Interests in AXA Financial are held by the immediate holding company, AXA America Holdings, Inc., and the following affiliated companies: Coliseum Reinsurance Company and AXA Belgium SA. AXA holds its interest in AXA America Holdings, Inc. and Coliseum Reinsurance Company, directly and indirectly through its wholly owned subsidiary holding company, Ouidinot Participations. AXA holds its interest in AXA Belgium SA, through its wholly owned subsidiary holding company, AXA Holdings Belgium SA.

UNIT VALUES

Unit values are determined at the end of each valuation period for each of the variable investment options. We may offer other annuity contracts and certificates which will have their own unit values for the variable investment options. They may be different from the unit values for the Retirement Cornerstone(R) Series.

The unit value for a variable investment option for any valuation period is equal to: (i) the unit value for the preceding valuation period, multiplied by
(ii) the net investment factor for that option for that valuation period. A valuation period is each business day together with any preceding non-business days. The net investment factor is:

                                   a
                                   ----      --c
                               (   b   )

where:

(a)is the value of the variable investment option's shares of the corresponding portfolio at the end of the valuation period. Any amounts allocated to, or withdrawn from, the option for the valuation period are not taken into account. For this purpose, we use the share value reported to us by the Trusts (as described in the Prospectus), as applicable.

(b)is the value of the variable investment option's shares of the corresponding portfolio at the end of the preceding valuation period. (Any amounts allocated or withdrawn for that valuation period are taken into account.)

(c)is the daily separate account charge, times the number of calendar days in the valuation period. For certain contracts, the daily separate account charge is made up of a mortality and expense risks charge, an administrative charge and a distribution charge. For other contracts, the daily separate account charge is made up of an operations charge, an administration charge and a distribution charge. These daily charges are at an effective annual rate not to exceed a total of 1.70%. Your contract charges may be less.

CUSTODIAN AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AXA Equitable is the custodian for the shares of the Trusts owned by Separate Account No. 49.


[To be filed by Amendment]


DISTRIBUTION OF THE CONTRACTS

Under a distribution agreement between AXA Distributors, LLC, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account
No. 49, AXA Equitable paid AXA Distributors, LLC, distribution fees of $562,732,447 in 2011, $399,625,078 in 2010 and $429,091,474 in 2009, as the
distributor of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 49. Of these amounts, for each of these three years, AXA Distributors, LLC retained $15,092,209, $10,963,063 and $40,223,293, respectively.

Pursuant to a Distribution and Servicing Agreement between AXA Advisors, AXA Equitable and certain of AXA Equitable's separate accounts, including Separate Account No. 49, AXA Equitable paid AXA Advisors a fee of $325,380 for each of the years 2011, 2010 and 2009. AXA Equitable paid AXA Advisors, as the distributors of certain contracts, including these contracts, and as the principal underwriter of several AXA Equitable separate accounts, including Separate Account No. 49, $529,410,549 in 2011, $576,147,169 in 2010 and
$557,277,070 in 2009. Of these amounts, AXA Advisors retained $268,084,019, $364,376,758 and $306,063,542, respectively.

FINANCIAL STATEMENTS

The consolidated financial statements of AXA Equitable included herein should be considered only as bearing upon the ability of AXA Equitable to meet its obligations under the contracts.

The financial statements of Separate Account No. 49 list variable investment options not currently offered under this contract.

                                    PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits.

         (a) The following Financial Statements are included in Part B of the Registration Statement:

                     The financial statements of AXA Equitable Life Insurance Company.

                     The financial statement of Separate Account No. 70 is not included because, as of December 31, 2011, Separate Account No. 70 had not commenced operations.

         (b)    Exhibits.

                The following exhibits correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

         1. Resolutions of the Board of Directors of The Equitable Life Assurance Society of the United States ("Equitable") authorizing the establishment of the Registrant, previously filed with this Registration Statement No. 333-05593 on June 10, 1996.

         2.     Not applicable.

         3.     (a)    Distribution Agreement, dated as of January 1, 1998 by
                       and between The Equitable Life Assurance Society of the
                       United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable
                       Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No.
                       333-64749) filed on August 5, 2011.

                       (i) First Amendment dated as of January 1, 2001 to the Distribution Agreement dated as of January 1, 1998 between The Equitable Life Assurance Society of the United States for itself and as depositor on behalf of the Equitable Life separate accounts and Equitable Distributors, Inc., incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-127445) filed on August 11, 2005.

                       (ii) Second Amendment dated as of January 1, 2012 to the Distribution Agreement dated as of January 1, 1998 between AXA Equitable Life Insurance Company and AXA Distributors LLC incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

                (b) Distribution Agreement for services by The Equitable Life Assurance Society of the United States to AXA Network, LLC and its subsidiaries dated January 1, 2000 previously filed with this Registration Statement File No. 333-05593 on April 25, 2001.

                (c) Transition Agreement for services by AXA Network, LLC and its subsidiaries to The Equitable Life Assurance Society of the United States dated January 1, 2000, previously filed with this Registration Statement, File No. 333-05593, on April 25, 2001.

                (d) General Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, previously filed with this Registration Statement (File No. 2-30070) on April 19, 2004.

                (d)(i) First Amendment dated as of January 1, 2003 to General
                       Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) on April 24, 2012.

                (d)(ii)Second Amendment dated as of January 1, 2004 to General
                       Agent Sales Agreement dated January 1, 2000 between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) on April 24, 2012.

               (d)(iii)Third Amendment dated as of July 19, 2004 to General
                       Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

                (d)(iv)Fourth Amendment dated as of November 1, 2004 to General
                       Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-127445), filed on August 11, 2005.

                (d)(v) Fifth Amendment dated as of November 1, 2006, to General
                       Agent Sales Agreement dated as of January 1, 2000 by and between The Equitable Life Assurance Society of the United States and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) filed on April 24, 2012.

                (d)(vi)Sixth Amendment dated as of February 15, 2008, to
                       General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-05593) filed on April 24, 2012.

               (d)(vii)Seventh Amendment dated as of February 15, 2008, to
                       General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries previously filed with this Registration Statement on Form N-4 (File No. 2-30070) filed on
                       April 20, 2009.

              (d)(viii)Eighth Amendment dated as of November 1, 2008, to
                       General Agent Sales Agreement dated as of January 1, 2000 by and between AXA Equitable Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries previously filed with this Registration Statement on Form N-4 (File No. 2-30070) filed on
                       April 20, 2009.

                (d)(ix)Ninth Amendment dated as of November 1, 2011 to General
                       Agent Sales Agreement dated as of January 1, 2000 by and between AXA Life Insurance Company (formerly known as The Equitable Life Assurance Society of the United States) and AXA Network, LLC and its subsidiaries incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-05593) filed on April 24, 2012.

                (e) Form of Brokerage General Agent Sales Agreement with Schedule and Amendment to Brokerage General Agent Sales Agreement among [Brokerage General Agent] and AXA Distributors, LLC, AXA Distributors Insurance Agency, LLC, AXA Distributors Insurance Agency of Alabama, LLC, and AXA Distributors Insurance Agency of Massachusetts, LLC, previously filed with this Registration Statement, File No. 333-05593, on April 20, 2005.

                (f) Form of Wholesale Broker-Dealer Supervisory and Sales Agreement among [Broker-Dealer] and AXA Distributors, LLC, previously filed with this Registration Statement, File No. 333-05593, on April 20, 2005.

         4.     (a)    Form of Endorsement Applicable to the Guaranteed Benefit
                       Investment Options 7/16/09 (2010GOA), previously filed with this Registration Statement on Form N-4 (File
                       No. 333-160951) on October 15, 2009.

                (b) Form of Endorsement Applicable to the Defined Benefit Qualified Plans (7/16/09) (2010QP-DB), previously filed with this Registration Statement on Form N-4 (File
                       No. 333-160951) on October 15, 2009.

                (c) Form of Endorsement Applicable to the Guaranteed Interest Special Dollar Cost Averaging 7/16/09 (2010SDCA), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

                (d) Form of Endorsement Applicable to the Special Money Market Dollar Cost Averaging 7/16/09 (2010MMDCA), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

                (e)    Form of Guaranteed Income Benefit Rider
                       (7/16/09) (2010GMIB-H), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

                (f) Form of Return of Principal Death Benefit Rider (7/16/09) (2010GMDBROP), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

                (g) Form of Annual Ratchet Death Benefit Rider Annual Ratchet to Age [85] GMDB (7/16/09) (2010GMDAR), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

                (h) Form of "Greater of" Death Benefit Rider Greater of Annual Rollup to Age [85] GMDB or Annual Ratchet to Age [85] GMDB (7/16/09) (2010GMDAR), previously filed with this Registration Statement on Form N-4 (File
                       No. 333-160951) on October 15, 2009.

                (i) Form of Data Page (7/16/09) (2010DP) (Base Data Page Part A), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

                (j) Form of Data Page (7/16/09) (2010DPBCO) (BCO Data Page Part A), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on
                       October 15, 2009.

                (k) Form of Data Page (7/16/09) (2010DPBShr) (Base Data Page Part C Withdrawal Charges), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

                (l) Form of Data Page (7/16/09) (2010DPCShr) (Base Data Page Part C Withdrawal Charges), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

                (m) Form of Data Page (7/16/09) (2010DPLShr) (Base Data Page Part C Withdrawal Charges), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

                (n) Form of Data Page (2010DPExC) (Part C Withdrawal Charges), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

                (o) Form of Data Page (2010DPWVR) (Part D Withdrawal Charge Waivers For All Shares), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on October 15, 2009.

                (p) Form of Flexible Premium Deferred Fixed and Variable Annuity Contract (Form No. ICC10BASE1), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (q) Form of Endorsement Applicable to Traditional IRA Contracts (Form No. ICC10IRA1), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (r) Form of Inherited Traditional IRA Beneficiary Continuation Option (BCO) Endorsement (Form No. ICC10INHIRA1), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (s) Form of Endorsement Applicable to Roth IRA Contracts (Form No. ICC10ROTH1), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (t) Form of Endorsement Applicable to Inherited Roth IRA Beneficiary Continuation Option (BCO) (Form No. ICC10INHROTH1), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (u) Form of Endorsement Applicable to Custodial [Roth] IRA Contracts (Form No. ICC10CSTDL1), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (v) Form of Endorsement Applicable to the Termination of an Optional Guaranteed Income Benefit and/or the Termination or Change of an Optional Guaranteed Minimum Death Benefit Rider(s) (Form No. 2010PCSDP-B), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (w) Form of Endorsement Applicable to Protection Account Investment Options (Form No. ICC10GOA1), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (x) Form of Endorsement Applicable to Special Money Market Dollar Cost Averaging (Form No. ICC10SMMDCA1), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (y) Form of Endorsement Applicable to Non-Qualified Contracts (Form No. ICC10NQ1), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (z)    Form of Data Page (Part A - Personal Data and Part B

                       - Certain Provisions of the Contract) (Form No. ICC10DPADV), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (a)(a) Form of Data Page (Base Data Page Part A) (ICC10DPADV
                       rev 1010) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(b) Form of Endorsement Applicable to the Termination of an
                       Optional Guaranteed Income Benefit Rider and/or the Termination or Change of an Optional Guaranteed Minimum Death Benefit Rider (ICC10GBENDO1 rev 1010) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(c) Form of Endorsement Applicable to Protection with
                       Investment Performance Account Investment Options (ICC10GOA1 rev 1010) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(d) Form of Endorsement Applicable to Special Money Market
                       Dollar Cost Averaging (ICC10OSMMDCA1 rev 1010) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(e) Form of Guaranteed Income Benefit Rider (ICC10GIB1 rev
                       1010) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(f) Form of "Greater of" Death Benefit Rider, Greater of
                       Annual Rollup to Age [85] GMDB or highest Anniversary Value to Age [85] GMDB (ICC10GMDBGR1 rev 1010) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(g) Form of Highest Anniversary Value Death Benefit Rider,
                       Highest Anniversary Value to Age [85] GMDB
                       (ICC10GMDBHAV1 rev 1010) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(h) Form of Return of Principal Death Benefit Rider
                       (ICC10GMDBROP1 rev 1010) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(i) Form of Flexible Premium Deferred Fixed and Variable
                       Annuity Contract (ICC10BASE2) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(j) Form of Data Pages (Base Data Page Part A) (ICC10DPB)
                       previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(k) Form of Data Pages (Base Data Page Part A) (ICC10DPC)
                       previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(l) Form of Data Pages (Base Data Page Part A) (ICC10DPCP)
                       previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(m) Form of Data Pages (Base Data Page Part A) (ICC10DPL)
                       previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(n) Form of Guaranteed Income Benefit Rider (ICC10GIB2)
                       previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(o) Form of "Greater of' Death Benefit Rider (ICC10GMDBGR2)
                       previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(p) Form of Highest Anniversary Value Death Benefit Rider
                       (ICC10GMDBHAV2) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(q) Form of Return of Principal Death Benefit Rider
                       (ICC10GMDBROP2) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(r) Form of Endorsement Applicable to Special Dollar Cost
                       Averaging (ICC10SDCA1) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(s) Form of Endorsement Applicable to Credits Applied to
                       Annuity Account Value (ICC10TRBNS1) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(t) Form of Endorsement Applicable to Qualified Defined
                       Benefit Plans (ICC10QP-DB1) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(u) Form of Endorsement Applicable to Qualified Defined
                       Contribution Plans (ICC10QP-DC1) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(v) Form of Endorsement Applicable to Charitable Remainder
                       Trust (ICC10CRT) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

                (a)(w) Form of Endorsement Applicable to the Termination of an
                       Optional Guaranteed Income Benefit and/or the Termination or Change of an Optional Guaranteed Minimum Death Benefit Rider(s) (ICC10GBENDO2) previously filed with this Registration Statement on Form N-4 (333-160951), on April 26, 2011.

         5.     (a)    Form of Enrollment Form/Application 2010 App 01 B(AXA
                       Advisors), previously filed with this Registration
                       Statement on Form N-4 (File No. 333-160951) on
                       October 15, 2009.

                (b) Form of Enrollment Form/Application 2010 App 02 B (AXA Distributors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on
                       October 15, 2009.

                (c) Form of Enrollment Form/Application 2010 App 01 C (AXA Advisors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on
                       October 15, 2009.

                (d) Form of Enrollment Form/Application 2010 App 02 C (AXA Distributors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on
                       October 15, 2009.

                (e) Form of Enrollment Form/Application 2010 App 01 L (AXA Advisors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on
                       October 15, 2009.

                (f) Form of Enrollment Form/Application 2010 App 02 L (AXA Distributors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on
                       October 15, 2009.

                (g) Form of Enrollment Form/Application 2010 App 01 X (AXA Advisors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on
                       October 15, 2009.

                (h) Form of Enrollment Form/Application 2010 App 02 X (AXA Distributors), previously filed with this Registration Statement on Form N-4 (File No. 333-160951) on
                       October 15, 2009.

                (i) Form of Enrollment Form/Application 2010 App 02 ADV (AXA Distributors), previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (j) Form of Enrollment Form/Application (ICC10 App 02 ADV rev0211) (AXA Distributors) previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (k) Form of Enrollment Form/Application (ICC10 App 01 RC11) (AXA Advisors) previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

                (l) Form of Enrollment Form/Application (ICC10 App 02 RC11) (AXA Distributors) previously filed with this Registration Statement on Form N-4 (333-160951) on December 2, 2010.

         6.     (a)    Restated Charter of Equitable, as amended August 31,
                       2010, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-05593), filed on April 24, 2012.

                (b) By-Laws of AXA Equitable, as amended September 7, 2004, incorporated herein by reference to the Registration Statement on Form N-4 (File No. 333-05593), filed on April 23, 2005.

         7.     Not applicable.

         8.     (a)    Amended and Restated Participation Agreement among EQ
                       Advisors Trust, AXA Equitable Life Insurance Company
                       ("AXA Equitable"), AXA Distributors and AXA Advisors dated July 15, 2002 is incorporated herein by reference to Post-Effective Amendment No. 25 to the EQ Advisor's
                       Trust Registration Statement on Form N-1A (File No.
                       333-17217 and 811-07953), filed on February 7, 2003.

                (a)(i) Amendment No. 1, dated May 2, 2003, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 28 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 10, 2004.

                (a)(ii)Amendment No. 2, dated July 9, 2004, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

               (a)(iii)Amendment No. 3, dated October 1, 2004, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 35 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on October 15, 2004.

                (a)(iv)Amendment No. 4, dated May 1, 2005, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 37 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 7, 2005.

                (a)(v) Amendment No. 5, dated September 30, 2005, to the
                       Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 44 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 5, 2006.

                (a)(vi)Amendment No. 6, dated August 1, 2006, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 51 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 2, 2007.

               (a)(vii)Amendment No. 7, dated May 1, 2007, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 53 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 27, 2007.

              (a)(viii)Amendment No. 8, dated January 1, 2008, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 56 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on December 27, 2007.

                (a)(ix)Amendment No. 9, dated May 1, 2008, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 61 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 13, 2009.

                (a)(x) Amendment No. 10, dated January 1, 2009, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 64 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on March 16, 2009.

                (a)(xi)Amendment No. 11, dated May 1, 2009, to the Amended and
                       Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 67 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on April 15, 2009.

               (a)(xii)Amendment No. 12, dated September 29, 2009, to the
                       Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 70 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on January 21, 2010.

              (a)(xiii)Amendment No. 13, dated August 16, 2010, to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

               (a)(xiv)Amendment No. 14, dated December 15, 2010, to the
                       Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference to Post-Effective Amendment No. 77 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on February 3, 2011.

                (a)(xv)Amendment No. 15, dated June 7, 2011 , to the Amended and Restated Participation Agreement among EQ Advisors Trust, AXA Equitable, AXA Distributors and AXA Advisors dated July 15, 2002 incorporated herein by reference and/or previously filed with Post-Effective Amendment No. 84 To the EQ Advisor's Trust Registration Statement (File No. 333-17217) on Form N-1A filed on August 17, 2011.

                (b) Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to and/or previously filed with Pre-Effective Amendment No. 1 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on December 10, 2001.

                (b)(i) Amendment No. 1, dated as of August 1, 2003 to the
                       Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 6 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 25, 2004.

                (b)(ii)Amendment No. 2, dated as of May 1, 2006 to the
                       Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 16 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on June 1, 2006.

               (b)(iii)Amendment No. 3, dated as of May 25, 2007 to the
                       Participation Agreement among AXA Premier VIP Trust, AXA Equitable, AXA Advisors, AXA Distributors and EDI dated as of December 3, 2001 incorporated herein by reference to Post-Effective Amendment No. 20 to AXA Premier VIP Trust Registration Statement (File No. 333-70754) on Form N-1A filed on February 5, 2008.

                (c) Participation Agreement by and among AIM Variable Insurance Funds, A I M Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of itself and its Separate Accounts, AXA Advisors, LLC, and AXA Distributors, LLC, dated July 1, 2005 incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

                (c)(i) Amendment No. 1 effective October 15, 2009 among AIM
                       Variable Insurance Funds, AIM Distributors, Inc., AXA Equitable Life Insurance Company, on behalf of its Separate Accounts, AXA Advisors, LLC and AXA Distributors, LLC incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

              (c)(i)(i)Amendment No. 4, effective May 1, 2012 to the
                       Participation Agreement dated July 1, 2005 among AIM Variable Insurance Funds, Invesco Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors LLC and AXA Distributors LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (d) Participation Agreement among AXA Equitable Life Insurance Company, AllianceBernstein L.P., and AllianceBernstein Investments, Inc., dated October 16, 2009, previously filed with this Registration Statement on Form N-4 (File. No. 333-178750) on December 23, 2011.

                (d)(i) Amendment No. 1, effective February 18, 2010 to the
                       Participation Agreement, (the "Agreement"), dated October 16, 2009 among AXA Equitable Life Insurance Company, AllianceBernstein L.P. and AllianceBernstein Investments, Inc., previously filed with this Registration Statement on Form N-4 (File. No. 333-178750) on December 23, 2011.

              (d)(i)(i)Amendment No. 2, effective May 1, 2012 to the
                       Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, AllianceBernstein L.P. and AllianceBernstein Investments, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (e) Participation Agreement among AXA Equitable Life Insurance Company, American Century Investment Management, Inc., and American Century Investment Services, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File
                       No. 333-153809), filed on July 8, 2011.

                (e)(i) Amendment No. 2, effective May 1, 2012 to the
                       Participation Agreement dated October 15, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, American Century Investment Management, Inc. and American Century Investment Services, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (f) Participation Agreement among AXA Equitable Life Insurance Company, BlackRock Variable
                       Series Funds, Inc., BlackRock Advisors, LLC, and Black Rock Investments, LLC, dated October 16, 2009, previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

                (f)(i) Amendment No. 3, effective May 1, 2012 to the
                       Participation Agreement dated October 16, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, BlackRock Variable Series Funds, Inc., BlackRock Advisors, LLC and BlackRock Investments, LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (g) Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation, and AXA Equitable Life Insurance Company, dated April 16, 2010, incorporated herein by reference to Registration Statement on Form N-4 (File No. 2-30070) filed on April 24, 2012.

                (g)(i) First Amendment effective May 1, 2012 to Amended and
                       Restated Participation Agreement dated April 16, 2010 among AXA Equitable Life Insurance Company, Fidelity Distributors Corporation and Variable Insurance Products Funds, Variable Insurance Products Funds II, Variable Insurance Products Funds III, Variable Insurance Products Funds IV and Variable Insurance Products Funds V, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (h) Participation Agreement as of July 1, 2005 Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors, LLC, and AXA Distributors, LLC, incorporated herein by reference to Registration Statement filed on Form N-4 (File
                       No. 333-160951) on November 16, 2009.

                (h)(i) Amendment No. 3 effective as of May 1, 2010 to
                       Participation Agreement as of July 1, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisors LLC and AXA Distributors LLC incorporated herein by reference to the Registration Statement filed on Form N-4 (File No. 333-130988) filed on April 24, 2012.

                (h)(ii)Amendment No. 5 effective as of May 1, 2012 to
                       Participation Agreement dated July 1, 2005 and subsequently amended June 5, 2007, November 1, 2009, May 1, 2010 and August 16, 2010 among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., AXA Equitable Life Insurance Company, AXA Advisers LLC and AXA Distributors LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (i) Participation Agreement among AXA Equitable Life Insurance Company, Goldman Sachs Variable Insurance Trust, Goldman Sachs Asset Management, L.P., and Goldman, Sachs & Co., dated October 20, 2009, previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

                (i)(i) Amendment No. 2, effective May 1, 2012 to the
                       Participation Agreement dated October 20, 2009, among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, Goldman Sachs Variable Insurance Trust, Goldman Sachs Asset Management, L.P. and Goldman Sachs & Co., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (j) Participation Agreement among AXA Equitable Life Insurance Company, Ivy Funds Variable Insurance Portfolios and Waddell & Reed, Inc., effective
                       October 23, 2009 previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on
                       December 23, 2011.

                (j)(i) Second Amendment effective May 1, 2012 to the
                       Participation Agreement dated October 23, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, Waddell & Reed, Inc. and Ivy Funds Variable Insurance Portfolios, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (k) Participation Agreement among AXA Equitable Life Insurance Company, Lazard Retirement Series, Inc., and Lazard Asset Management Securities LLC, effective October 20, 2009 previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on
                       December 23, 2011.

                (k)(i) Amendment No. 2, effective May 1, 2012 to the
                       Participation Agreement dated October 20, 2009 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, MONY Life Insurance Company of America, Lazard Retirement Series, Inc. and Lazard Asset Management Securities, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (l) Participation Agreement dated July 18, 2002 among MFS Variable Insurance Trust, Equitable Life Assurance Society of the United States, and Massachusetts Financial Service Company, incorporated herein by reference to Registration Statement filed on Form N-4 (File No. 333-160951) on November 16, 2009.

                (l)(i) Amendment No. 1, effective May 1, 2012 to the
                       Participation Agreement dated March 15, 2010 among AXA Equitable Life Insurance Company, MFS Variable Insurance Trust, MFS Variable Insurance Trust II and MFS Fund Distributors, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (m) Participation Agreement among T.Rowe Price Equity Series, Inc., T.Rowe Price Investment Services, Inc. and AXA Equitable Life Insurance Company, dated July 20, 2005, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

                (m)(i) Amendment No. 3, effective May 1, 2012 to the
                       Participation Agreement dated July 20, 2005 among AXA Equitable Life Insurance Company, T. Rowe Price Equity Series Inc., T. Rowe Price Fixed Income Series, Inc., T. Rowe Price International Series, Inc. and T. Rowe Price Investment Services, Inc., incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (n) Participation Agreement among MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributions LLC, dated December 1, 2001, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

                (n)(i) Third Amendment dated October 20, 2009 effective October
                       20, 2009, to the Participation Agreement, (the "Agreement") dated December 1, 2001 by and among MONY Life Insurance Company, PIMCO Variable Insurance Trust, and PIMCO Funds Distributions LLC (collectively, the "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement, previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

                (n)(ii)Fifth Amendment effective May 1, 2012 to the
                       Participation Agreement dated December 1, 2001, as amended on April 1, 2002, May 30, 2002, October 20, 2009 and April 1, 2010 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Investments LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (o) Participation Agreement among MONY Life Insurance Company, ProFunds, and ProFunds Advisors LLC, dated
                       May 1, 2002, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-160951) filed on November 16, 2009.

                (o)(i) Amendment No. 1 effective October 16, 2009 to the
                       Participation Agreement, (the "Agreement") dated May 1, 2002 by and among MONY Life Insurance Company, ProFunds and ProFunds Advisors LLC (collectively, the "Parties") adding AXA Equitable Insurance Company as a Party to the Agreement, previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

              (o)(i)(i)Amendment No. 2 effective May 1, 2012 to the
                       Participation Agreement dated May 1, 2002 by and among MONY Life Insurance Company, AXA Equitable Life Insurance Company, ProFunds and ProFunds Advisors LLC, (collectively, the "Parties") filed herewith.

                (p) Participation Agreement among Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation, Van Eck Associates Corporation and MONY Life Insurance Company, dated August 7, 2000, incorporated herein by reference to Registration Statement on Form N-4 (File
                       No. 333-160951), filed on November 16, 2009.

                (p)(i) Amendment No. 1 dated October 13, 2009 to the
                       Participation Agreement, (the "Agreement") dated
                       August 7, 2000 by and among MONY Life Insurance Company, Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation and Van Eck Associates Corporation (collectively, the "Parties") adding AXA Equitable Insurance Company Agreement, previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

              (p)(i)(i)Amendment No. 3 effective May 1, 2012 to the
                       Participation Agreement dated August 7, 2000 among AXA Equitable Life Insurance Company, MONY Life Insurance Company, Van Eck VIP Trust, Van Eck Securities Corporation and Van Eck Associates Corporation, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (q) Participation Agreement, by and among AXA Equitable Life Insurance Company, on behalf of itself and its separate accounts, Lord Abbett Series Fund, Inc., and Lord Abbett Distributor LLC, previously filed with this Registration Statement on Form N-4 (File No. 333-178750) on December 23, 2011.

                (q)(i) Amendment No. 1, effective May 1, 2012 to the
                       Participation Agreement dated August 27, 2010 among AXA Equitable Life Insurance Company, Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC, incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-178750) on April 25, 2012.

                (s) Form of Participation Agreement by and between AXA Equitable Life Insurance Company, on behalf of itself and its separate accounts, and Rydex Distributors, LLC, previously filed with this Registration Statement on Form N-4 (333-160951), on December 2, 2010.

         9. Opinion and Consent of Dodie Kent, Esq., Vice President and Associate General Counsel of AXA Equitable, as to the legality of the securities being registered, filed herewith.

         10.    (a)    Consent of independent registered public accounting
                       firm, to be filed by Amendment.

                (b)    Powers of Attorney, filed herewith.

         11.    Not applicable.

         12.    Not applicable.

         13.    Not applicable.

Item 25. Directors and Officers of AXA Equitable.

         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of the Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

NAME AND PRINCIPAL                  POSITIONS AND OFFICES WITH
BUSINESS ADDRESS                    AXA EQUITABLE
------------------                  --------------------------
DIRECTORS

Henri de Castries                   Director
AXA
25, Avenue Matignon
75008 Paris, France

Denis Duverne                       Director
AXA
25, Avenue Matignon
75008 Paris, France

Barbara Fallon-Walsh                Director
8 Highcroft Lane
Malvern, PA 19355

Charlynn Goins                      Director
30 Beekman Place, Apt. 8A
New York, NY 10022

Danny L. Hale                       Director
900 20th Avenue South
Nashville, TN 37212

Anthony J. Hamilton                 Director
AXA UK plc
5 Old Broad Street
London, England EC2N 1AD

Peter S. Kraus                      Director
AllianceBernstein Corporation
1345 Avenue of the Americas
New York, NY 10105

Ramon de Oliveira                   Director
Investment Audit Practice, LLC
70 South Fifth Street
Park Ridge, NJ 07656

Bertram Scott                       Director
7129 Fairway Vista Drive
Charlotte, NC 28226

Lorie A. Slutsky                    Director
The New York Community Trust
909 Third Avenue
New York, NY 10022

Ezra Suleiman                       Director
Princeton University
Corwin Hall
Princeton, NJ 08544

Richard C. Vaughan                  Director
764 Lynnmore Lane
Naples, FL 34108-7522

OFFICER-DIRECTOR

*Mark Pearson                       Director, Chairman of the Board and
                                    Chief Executive Officer

*Andrew J. McMahon                  Director and President

OTHER OFFICERS

*Anders Malmstrom                   Senior Executive Vice President
                                    and Chief Financial Officer

*Andrea M. Nitzan                   Executive Vice President
                                    (acting Principal Accounting Officer)

*Bertrand Poupart-Lafarge           Executive Vice President,
                                    Chief Investment Officer and
                                    Treasurer

*Michael B. Healy                   Executive Vice President
                                    and Chief Information Officer

*Salvatore Piazzolla                Senior Executive Vice President

*Mary Fernald                       Senior Vice President and Chief
                                    Underwriting Officer

*David Kam                          Senior Vice President and Actuary

*Kevin E. Murray                    Executive Vice President

*Anne M. Katcher                    Senior Vice President and Senior Actuary

*Anthony F. Recine                  Senior Vice President, Chief Compliance
                                    Officer and Deputy General Counsel

*Karen Field Hazin                  Vice President, Secretary and Associate
                                    General Counsel

*Dave S. Hattem                     Senior Vice President and General Counsel

*Michel Perrin                      Senior Vice President and Actuary

*Naomi J. Weinstein                 Vice President

*Charles A. Marino                  Executive Vice President and Chief
                                    Actuary

*Nicholas B. Lane                   Senior Executive Vice President and
                                    President, Retirement Savings

*David W. O'Leary                   Executive Vice President

*Robert O. Wright, Jr.              Executive Vice President

*Amy J. Radin                       Senior Executive Vice President and
                                    Chief Marketing Officer

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant.

         Set forth below is information regarding the directors and principal officers of AXA Equitable. AXA Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of AXA Equitable.

              Separate Account No. 70 of AXA Equitable Life Insurance Company (the "Separate Account") is a separate account of AXA Equitable Life Insurance Company. AXA Equitable Life Insurance Company, a New York stock life insurance company, is a wholly owned subsidiary of AXA Financial, Inc. (the "Holding Company").

              AXA owns 100% of the Holding Company's outstanding common stock. AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including AXA Equitable Life Insurance Company. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

              (a) The AXA Group Organizational Charts June 1st 2011 are incorporated herein by reference to Exhibit 26 to Registration Statement (File No. 333-178750) on Form N-4 filed December 23, 2011.

              (b) The AXA Financial, Inc. - Subsidiary Organization Chart:
Q4-2011 is incorporated herein by reference to Exhibit 26(b) to Registration Statement (File No. 333-05593) on Form N-4 filed April 24, 2012.

Item 27. Number of Contractowners

         To be filed by Amendment

Item 28. Indemnification

         (a)  Indemnification of Directors and Officers

              The By-Laws of AXA Equitable Life Insurance Company ("AXA Equitable") provide, in Article VII, as follows:

              7.4  Indemnification of Directors, Officers and Employees.
                   (a) To the extent permitted by the law of the State of New York and subject to all applicable requirements thereof:

                   (i) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she, or his or her testator or intestate, is or was a director, officer or employee of the Company shall be indemnified by the Company;

                   (ii) any person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of he fact that he or she, or his or her testator or intestate serves or served any other organization in any capacity at the request of the Company may be indemnified by the Company; and

                   (iii)the related expenses of any such person in any of said categories may be advanced by the Company.

                         (b) To the extent permitted by the law of the State of New York, the Company may provide for further indemnification or advancement of expenses by resolution of shareholders of the Company or the Board of Directors, by amendment of these By-Laws, or by agreement. (Business Corporation Law ss. 721-726; Insurance Law ss. 1216)

              The directors and officers of AXA Equitable are insured under policies issued by X.L. Insurance Company, Arch Insurance Company, Endurance Specialty Insurance Company, U.S. Specialty Insurance, St. Paul Travelers, Chubb Insurance Company, AXIS Insurance Company and Zurich Insurance Company. The annual limit on such policies is $100 million, and the policies insure the officers and directors against certain liabilities arising out of their conduct in such capacities.

         (b)  Indemnification of Principal Underwriters

              To the extent permitted by law of the State of New York and subject to all applicable requirements thereof, AXA Distributors, LLC and AXA Advisors, LLC have undertaken to indemnify each of its respective directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact the director or officer, or his or her testator or intestate, is or was a director or officer of AXA Distributors, LLC and AXA Advisors, LLC.

         (c)  Undertaking

              Insofar as indemnification for liability arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

              (a) AXA Advisors, LLC, and AXA Distributors, LLC, both affiliates of AXA Equitable, MONY Life Insurance Company and MONY Life Insurance Company of America, are the principal underwriters for Separate Accounts 70, 49 and FP of AXA Equitable, EQ Advisors Trust and AXA Premier VIP Trust, and of MONY Variable Account A, MONY Variable Account L, MONY America Variable Account A and MONY America Variable Account L. In addition, AXA Advisors is the principal underwriter for AXA Equitable's Separate Accounts 45, 301, A and I, and MONY's MONY Variable Account S, and Keynote Series Account. The principal business address of AXA Advisors, LLC and AXA Distributors, LLC. is 1290 Avenue of the Americas, NY, NY 10104.

              (b) Set forth below is certain information regarding the directors and principal officers of AXA Advisors, LLC and AXA Distributors, LLC. The business address of the persons whose names are preceded by an asterisk is that of AXA Advisors, LLC or AXA Distributors, LLC, as applicable.

(i) AXA ADVISORS, LLC

NAME AND PRINCIPAL                POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                  (AXA ADVISORS LLC)
------------------                --------------------------------------

*Andrew J. McMahon                Director, Chairman of the Board and Chief
                                  Financial Protection & Wealth Management
                                  Officer

*Christine Nigro                  President and Director

*Manish Agarwal                   Director

*Nicholas B. Lane                 Director and Chief Retirement Services
                                  Officer

*Robert O. Wright, Jr.            Director, Vice Chairman of the Board and
                                  Chief Sales Officer

*Frank Massa                      Chief Operating Officer

*Philip Pescatore                 Chief Risk Officer

*William Degnan                   Senior Vice President

*David M. Kahal                   Senior Vice President

*George Papazicos                 Senior Vice President

*Vincent Parascandola             Senior Vice President

*Robert P. Walsh                  Vice President and Chief Anti-Money
                                  Laundering Officer

*Page Pennell                     Vice President and Acting Broker-Dealer
                                  Chief Compliance Officer

*Maurya Keating                   Vice President, Chief Broker Dealer and
                                  Acting Broker-Dealer Chief Compliance Officer

*Francesca Divone                 Secretary

*Susan Vesey                      Assistant Secretary

*Denise Tedeschi                  Assistant Vice President and Assistant
                                  Secretary

(ii) AXA DISTRIBUTORS, LLC

NAME AND PRINCIPAL                 POSITIONS AND OFFICES WITH UNDERWRITER
BUSINESS ADDRESS                   (AXA DISTRIBUTORS, LLC)
------------------                 --------------------------------------------

*Nicholas B. Lane                  Director, Chairman of the Board, President,
                                   Chief Executive Officer and Chief Retirement
                                   Savings Officer

*Andrew J. McMahon                 Director and Chief Financial Protection
                                   & Wealth Management Officer

*Michael P. McCarthy               Director, Senior Vice President and
                                   National Sales Manager

*David W. O'Leary                  Executive Vice President

*Nelida Garcia                     Senior Vice President

*Peter D. Golden                   Senior Vice President

*Kevin M. Kennedy                  Senior Vice President

*Harvey T. Fladeland               Senior Vice President

*Windy Lawrence                    Senior Vice President

*Mark Teitelbaum                   Senior Vice President

*Timothy P. O'Hara                 Senior Vice President

*Mark D. Scalercio                 Senior Vice President

*Michael Schumacher                Senior Vice President

*John C. Taroni                    Vice President and Treasurer

*Nicholas Gismondi                 Vice President and Chief Financial Officer

*Denise Tedeschi                   Assistant Vice President and Assistant
                                   Secretary

*Gregory Lashinsky                 Assistant Vice President - Financial
                                   Operations Principal

*Robert P. Walsh                   Vice President and Chief AML Officer

*Francesca Divone                  Secretary

*Susan Vesey                       Assistant Secretary

              (c) The information under "Distribution of the Contracts" in the Prospectus and Statement of Additional Information forming a part of this Registration Statement is incorporated herein by reference.

Item 30. Location of Accounts and Records

         The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 thereunder are maintained by AXA Equitable Life Insurance Company at 1290 Avenue of the Americas, New York, New York 10104, 135 West 50th Street, New York, NY 10020, and 500 Plaza Drive, Secaucus, NJ 07096. The policies files will be kept at Vantage Computer Systems, Inc., 301 W. 11th Street, Kansas City, MO, 64105.

Item 31. Management Services

         Not applicable.

Item 32. Undertakings

The Registrant hereby undertakes:

         (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

         (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

         (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

              AXA Equitable represents that the fees and charges deducted under the Certificates described in this Registration Statement, in the aggregate, in each case, are reasonable in relation to the services rendered, the expenses to be incurred, and the risks assumed by AXA Equitable under the respective Certificates.

              The Registrant hereby represents that it is relying on the November 28, 1988 no-action letter (Ref. No. IP-6-88) relating to variable annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code. Registrant further represents that it will comply with the provisions of paragraphs (1)-(4) of that letter.

                                  SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant caused this registration statement to be signed on its behalf in the City of New York, and State of New York on the 23rd day of July, 2012.

                              SEPARATE ACCOUNT 70 OF
                              AXA EQUITABLE LIFE INSURANCE COMPANY
                              (Registrant)

                              By:  AXA Equitable Life Insurance Company
                                   (Depositor)

                              By:  /s/ Dodie Kent
                                   --------------------------------------------
                                   Dodie Kent
                                   Vice President and Associate General Counsel
                                   AXA Equitable Life Insurance Company

                                  SIGNATURES

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 23rd day of July, 2012.

                           AXA EQUITABLE LIFE INSURANCE COMPANY
                                          (Depositor)

                           By:  /s/ Dodie Kent
                                --------------------------------------------
                                Dodie Kent
                                Vice President and Associate General Counsel
                                AXA Equitable Life Insurance Company

   As required by the Securities Act of 1933 and the Investment Company Act of 1940, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

PRINCIPAL EXECUTIVE OFFICER:

*Mark Pearson                            Chairman of the Board, Chief
                                         Executive Officer and Director

PRINCIPAL FINANCIAL OFFICER:

*Anders Malmstrom                        Senior Executive Vice President and
                                         Chief Financial Officer

PRINCIPAL ACCOUNTING OFFICER:

*Andrea M. Nitzan                        Executive Vice President (acting
                                         Principal Accounting Officer)

*DIRECTORS:

Mark Pearson               Danny L. Hale        Ramon de Oliveira
Henri de Castries          Anthony J. Hamilton  Bertram Scott
Denis Duverne              Peter S. Kraus       Lorie A. Slutsky
Barbara Fallon-Walsh       Andrew J. McMahon    Ezra Suleiman
Charlynn Goins                                  Richard C. Vaughan

*By:  /s/ Dodie Kent
      -------------------------
      Dodie Kent
      Attorney-in-Fact
      July 23, 2012

                                 EXHIBIT INDEX

EXHIBIT NO.                                               TAG VALUE
-----------                                               ---------

8.(o)(i)(i) Amendment No. 2 effective May 1, 2012 to the  EX-99.8 o i i
            Participation Agreement dated May 1, 2002 by and among MONY Life Insurance Company, AXA
            Equitable Life Insurance Company, ProFunds and ProFunds Advisors LLC.

9.          Opinion and Consent of Counsel                EX-99.9

10.(b)      Powers of Attorney                            EX-99.10b